Form 20-F
period 2014-12-31
Amec Foster Wheeler plc
filed 2015-04-14
CIK 1328798

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-36723

AMEC FOSTER WHEELER PLC (formerly AMEC plc)
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Amec Foster Wheeler plc, Old Change House, 128 Queen Victoria Street London EC4V 4BJ, United Kingdom
(Address of principal executive offices)

Alison Yapp

General Counsel & Company Secretary

Amec Foster Wheeler plc, 4th Floor, Old Change House, 128 Queen Victoria Street

London EC4V 4BJ, United Kingdom

Tel +44 (0) 20 7429 7500

Fax +44 (0) 20 7429 7550

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Amec Foster Wheeler plc	New York Stock Exchange, Inc.

Ordinary shares, nominal value £0.50 per share*	New York Stock Exchange, Inc.*

*Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	388,875,843

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Amec Foster Wheeler plc Annual report and accounts 2014 Connected excellence

Welcome to Amec Foster Wheeler

Amec Foster Wheeler’s vision is to be the most trusted partner for our customers by consistently delivering excellence – bringing together the knowledge, expertise and skills of our people from across our global network.

Strategic report: overview	Governance
01 Performance highlights	44 Chairman’s governance overview
02 Amec Foster Wheeler at a glance	45 Our board of directors
06 Chairman’s statement	48 Governance overview
08 Chief Executive’s statement	50 Audit committee
55 Nominations committee
57 Health, safety, security, environmental and ethics committee
Strategic report: strategic review	59 Remuneration committee
14 Our business model	61 Directors’ remuneration report
16 Delivering excellence	75 Our Group Leadership Team
20 Principal risks and uncertainties	76 Management committees
24 Sustainability	77 Leadership
25 Global market trends	80 Effectiveness
26 Our markets	81 Accountability
82 Engagement
83 Directors’ report
Strategic report:	86 Responsibility statements of the directors
performance review
30 Financial review
40 Our business units	Financials
87 Independent auditors’ report (UK)
95 Report of independent public accounting firm (US)
96 Consolidated income statement
97 Consolidated statement of comprehensive income
98 Consolidated balance sheet
99 Consolidated statement of changes in equity
102 Consolidated cash flow statement
103 Notes to the consolidated accounts
156 Company balance sheet
157 Notes to the company balance sheet

Additional information
163 History and development
164 Risk factors
169 Performance measures
173 Prior year operating results
176 Information for shareholders
177 Other information
188 Cross-reference to Form 20-F
190 Principal subsidiaries and joint ventures
192 Five-year record
193 Glossary
194 Forward-looking statements

Financials Governance Strategic report: overview 01 Amec Foster Wheeler Annual report and accounts 2014 Additional information 2014 was a year of resilient delivery for us, both financially and operationally – despite the challenging backdrop of difficult markets, reducing capex and falling commodity prices. Performance highlights Key performance indicators We use a variety of other key performance indicators to track our progress towards our goals. These relate to the elements of our business model and can be found in the strategic report on pages 14 and 15. Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures on pages 169 to 172. 1 Continuing operations. 2 Figures for 2012, 2011 and 2010 have been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued operation and the adoption of IAS 19 (Revised 2011) ‘Employee Benefits’. 3 Adjusted profit before tax represents profit before tax before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the group’s share of tax on the results of joint ventures. 4 Adjusted diluted earnings per share represents profit for the year before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares. Revenue1 £m 3,993 2014 3,974 2013 4,088 2012 3,133 2011 2,786 2010 Adjusted profit before tax1, 2, 3 £m 317 2014 332 2013 327 2012 323 2011 286 2010 Dividend per share p 43.3 2014 42.0 2013 36.5 2012 30.5 2011 26.5 2010 Adjusted diluted EPS1, 2, 4 p 79.5 2014 87.2 2013 78.6 2012 73.2 2011 63.3 2010 Profit before tax1, 2 £m 155 2014 255 2013 254 2012 264 2011 261 2010

02 Amec Foster Wheeler Annual report and accounts 2014 Amec Foster Wheeler at a glance Aggregate employees 2014 40k Total pro forma scope revenue 2014 £5.5bn With revenues of £5.5bn and over 40,000 employees in more than 50 countries, Amec Foster Wheeler operates across the whole of the oil and gas industry – from production through to refining, processing and distribution of derivative products – and in the mining, clean energy and environment and infrastructure markets. Percentage split of average aggregate employees % Americas N. Europe & CIS AMEA & S. Europe Global Power Group 41 23 29 7 Percentage split of revenue % Americas N. Europe & CIS AMEA & S. Europe Global Power Group 47 17 28 8 Office locations

Financials Governance Strategic report: overview 03 Amec Foster Wheeler Annual report and accounts 2014 Additional information Collaboration and leveraging of skills around the world. Our operations From 1 January 2015, our operations are structured into the four business units described here. Compared to 2014, only the Americas business unit has the same geographical remit as there were previously three AMEC divisions (Americas, Europe and Growth Regions) and two Foster Wheeler divisions (Engineering & Construction and Global Power Group). The new company structure has been designed to further enable collaboration and promote greater growth opportunities. Global Power Group Operating four manufacturing facilities, two cogeneration plants, 11 engineering and service centres in eight countries and employing around 2,600 employees, this business unit designs, supplies and erects boilers, auxiliary steam and air pollution control equipment, as well as a wide range of aftermarket products and services. Delivering projects and services virtually anywhere in the world, we enable utilities, independent power producers and industrial customers to achieve their power, process steam and environmental goals. Northern Europe & CIS Northern Europe & the Commonwealth of Independent States has around 12,000 employees operating in more than 120 locations across 15 countries, with its expertise extending into many more. The unit has broad-based customer reach across three of our markets, in Environment & Infrastructure; Clean Energy – notably in the nuclear industry, including asset support, decommissioning and new-build programmes; and Oil & Gas – across the value chain and lifecycle for projects on and off shore, from pre-feasibility consulting to late-life management and decommissioning. AMEA & Southern Europe The Asia, Middle East, Africa & Southern Europe (AMEASE) unit has over 9,000 employees, spread across more than 40 locations with strong capabilities and customer reach across each of our Oil & Gas, Environment & Infrastructure and Mining markets. In addition we have our Consultancy and Special Construction group which is focused on infrastructure planning, design and construction serving government, Oil & Gas, and Mining customers across key geographies in and beyond the AMEASE region. Americas The largest of our business units, with around 16,000 employees and approximately 150 offices in 10 countries, across the two continents. Our business is balanced across our markets and we have a growing mid/downstream Oil & Gas business in North America; a presence in the Gulf of Mexico and Brazil upstream offshore and we are the market leader in mineable oil sands. We are the leading mining consultant in the region and have good solar and bioprocess positions in the US, nuclear and wind positions in Canada, and we are a leading environmental consultancy. From 2015, our operations are structured into four business units.

04 Amec Foster Wheeler Annual report and accounts 2014 Our four markets We have positioned our operations across four markets because we believe a diversified approach minimises risk and maximises opportunity over the long term. In Oil & Gas, Mining, Clean Energy and Environment & Infrastructure, we provide similar services, winning work through strong customer relationships and our proven ability to deliver projects successfully. Many of the services we provide to our customers are transferable across markets. Oil & Gas We are involved in every part of the project delivery phase across the oil and gas value chain, but we specifically do not operate in early cycle exploration or drilling. Clean Energy In renewables we provide a full service engineering, procurement and construction solution on wind, solar, biomass and biofuels projects. We also support the full lifecycle of nuclear energy and are a respected leader in the design and supply of combustion and steam generation equipment. Mining We offer mining consultancy (including ore resource estimation, mine planning and feasibility studies), design, project and construction management services. Environment & Infrastructure (E&I) We are a leading consulting, engineering and project management firm with strong market positions, especially in the water, transportation and infrastructure, government services and industrial sectors. Amec Foster Wheeler at a glance continued Our customers include Providing safe and sustainable project solutions for our customers. BG BP Canadian Natural Resources Ltd ConocoPhillips Dow Chemical EDF Energy Enterprise Products ExxonMobil Freeport-McMoRan GDF Suez Honeywell KNPC National Grid Newmont Novartis Pemex Royal Dutch Shell Saudi Aramco Sempra Energy US Government Order book £6.3bn Order book % Americas N. Europe & CIS AMEA & S. Europe Global Power Group 32 25 37 6

Financials Governance Strategic report: overview 05 Amec Foster Wheeler Annual report and accounts 2014 Additional information Our sectors Government Comprehensive engineering services and solutions Water Global expertise in every aspect of water, from source to ocean Transmission & Distribution Innovative and high value added solutions Mining & Metals Expertise and delivery from concept to closure Industrial/Pharmaceutical Offering a whole world of technical expertise Transportation & Infrastructure Innovative solutions for complex transportation needs Power Shaping the future of clean energy Renewables/Bioprocess A century of experience supporting today’s renewable energy Nuclear Expertise spanning the entire lifecycle of complex nuclear assets Downstream Pre-eminent provider of services to the oil and gas industry Midstream Providing transportation for the midstream oil and gas industry Upstream Delivering challenging and complex upstream oil and gas projects

06 Amec Foster Wheeler Annual report and accounts 2014 Chairman’s statement In the closing months of 2014 we saw a fundamental change in our business with the completion of the transformational Foster Wheeler deal. It brings greater strength and depth across many markets and provides your Company with access throughout the oil & gas value chain. The dramatic drop in global oil prices will prove an unfortunately-timed testing ground for our new business proposition over the coming years – however, I and your board retain complete confidence in your Company’s potential. We begin 2015 with a new name, reflecting the power of both brands; a new identity, which encapsulates the depth and breadth of our potential; and a new culture, which meshes the best of both breeds and will provide the bedrock of our future operational success. These are covered in more detail in the Chief Executive’s statement. Your board The board of directors is responsible for governing the organisation by establishing broad policies and objectives, monitoring the performance of the management team, ensuring the availability of adequate financial resources, and being held accountable to you, the shareholders, for the Company’s performance and longer term potential. We support the UK Corporate Governance Code (the Code) and believe we have complied with the provisions of the September 2012 edition throughout the year ended 31 December 2014. We continue to focus on diversity within our business. Not just the diversity of human characteristics and skills, but also diversity of thought – as we believe that part of our role is to constantly challenge the business to ensure we are at the top of our game. We must, of course, continue to deliver the highest possible standards in safety, collaboration and value creation. We must also ensure that we nurture an environment where new thinking and creative solutions can thrive for our customers. The complementary merging of our operations with those of Foster Wheeler not only enhances this potential, but it also provides greater resilience to market cyclicality. In November, upon the closing of the Foster Wheeler offer, we appointed Stephanie Newby to the board and to the company’s audit and health, safety, security, environmental and ethics committees. Stephanie was an independent non-executive director of Foster Wheeler and she brings a wealth of boardroom expertise and experience of being a director of a company listed on a US stock exchange – as your Company now has a listing of its American Depositary Shares on the New York Stock Exchange. John Connolly Chairman 2014 was a year of quantum change for our business.

Financials Governance Strategic report: overview 07 Amec Foster Wheeler Annual report and accounts 2014 Additional information Since the year-end we have announced other board changes. In February Kent Masters joined the board. Kent was the CEO and a board director of Foster Wheeler. In February we also announced that Simon Thompson will step down from the board at the upcoming annual general meeting after serving six years as a director of the Company. Simon also holds the important roles of Senior Independent Director and chairman of the remuneration committee. I am very grateful for Simon’s contribution to the board during a period of significant change in your company. Neil Carson will assume the roles of senior independent director and chairman of the remuneration committee at the conclusion of the annual general meeting on 14 May 2015. The board has commenced a process to recruit one or two new non-executive directors. Announcements on the new directors will be made in the next few months. Our priorities Each of your directors has been actively engaged in our board meetings and has contributed to debates on future strategy and direction. In 2015 the board will continue with a programme of regular engagements with management teams across the group. Our priorities going forward include monitoring the execution of the integration plans and the implementation of the new operating model referred to in the Chief Executive’s statement. Recognising the enlargement and changes in the group, combined with the challenging markets in our sector, a significant priority for the board is working with the Group Leadership Team to set the strategy and medium-term business plan for the Group. Your Company’s performance Across our four markets we have seen a full range of conditions in 2014, ranging from tough and challenging, to robust, stable and growing. In these markets our trading profit1 was £321m. A further indication of our belief in the model and your company’s potential is the proposed final dividend of 28.5p, making a total of 43.3p per share for the year – a 3% increase on 2013 and dividend cover1 of 1.8 times. If approved at the Company’s annual general meeting on 14 May 2015, it will be paid on 2 July 2015 to those shareholders on the register at 29 May 2015. It remains the board’s intention to continue with a progressive dividend policy. Conclusion I and my fellow directors remain strongly convinced of the potential for your company. We believe that Amec Foster Wheeler has the right strategy, a strong customer base, an improved customer proposition and the right skills for it to achieve its true potential. On your behalf I would like to thank Samir Brikho and his management team and all of the 40,000 people in Amec Foster Wheeler for their valued contribution to date and their future potential. John Connolly Chairman 26 March 2015 1 Non-IFRS measure (see Performance measures on pages 169 to 172) Dividend per share for the year 43.3p Adjusted diluted EPS for 20141 79.5p Amec Foster Wheeler has in place a strong, highly competent board that performs well.

08 Amec Foster Wheeler Annual report and accounts 2014 Chief Executive’s statement This annual report reflects on 2014 – a year in which the fourth quarter saw everything change. We completed the acquisition of Foster Wheeler, created a new operating model for our business – designed for the future – and we created a new organisation with a clear vision, a strong identity and a culture hungry for success. Our vision is clear. We want to be the most trusted partner for our customers by consistently delivering excellence – bringing together the knowledge, expertise and skills of our people from across our network. Whilst I will cover the recent performance of the business, much of my statement will look forward as we seek to create sustainable, stable growth and to deliver the potential which I believe we have at Amec Foster Wheeler. 2014 results 2014 was a year of resilient delivery for us, both financially and operationally – despite the challenging backdrop of economic uncertainty, reducing capex and falling commodity prices. We have delivered a Trading Profit1 of £321m, on flat revenues of £3,993m, and we have delivered our 19th year of dividend growth. Our cash conversion rate1 was 88% and adjusted earnings per share1 of 79.5p. Ian McHoul, our Chief Financial Officer, discusses our financial performance in more depth on page 30. Our will to win Ahead of the deal closing we were able to prepare for ‘day one’. So we were really able to hit the ground running – announcing several contract wins in the first few weeks, some of which are detailed below. We have created a skilled and experienced team of around 40,000 people. These colleagues are our greatest asset, and we will continue to focus on their development, mobility and our new employer brand, as we want to be the company for whom people want to work. We have to deliver for our customers. Our good customer relations and execution skills have won some contract awards and we have further nurtured and enhanced relationships with our existing and potential clients. A great example is our recently announced Anagold Madencilik contract win in Turkey, where we are contracted to provide front-end engineering services for the expansion of the Çöpler Gold Mine. This perfectly demonstrates the power of our combination, leveraging the proven gold processing expertise of the AMEC team and Foster Wheeler’s highly regarded Turkish operation and successful project delivery track record in the country. Samir Brikho Chief Executive We have the will to win, the desire to succeed and, in the newly created Amec Foster Wheeler, the right combination to achieve our true potential. 1 Non-IFRS measure (see Performance measures on pages 169 to 172)

Financials Governance Strategic report: overview 09 Amec Foster Wheeler Annual report and accounts 2014 Additional information Strong cash conversion, demonstrating our continuing financial discipline. We have deliberately diversified our business across energy and power markets and this remains our strategy. The desire to succeed Success for any company is not just about the numbers. For Amec Foster Wheeler, it also means we have to be recognised as a company that listens to its customers, understands market challenges and is prepared to change. We have to propose new ways of thinking, better quality of delivery, and offer higher predictability of project delivery, on time and on budget. We operate in complex arenas, designing, delivering and maintaining strategic and complex assets for a wide range of customers throughout the global energy and related sectors. Our largest market remains Oil & Gas, and we are operating across the whole value chain from production through to refining, processing and distribution of derivative products. This significantly enhances our capability to service customers and – if we make the most of our new platform by working collaboratively, partnering effectively, and providing the best possible skills to deliver for our customers – this puts us in the frame for projects that neither AMEC nor Foster Wheeler would have won as separate companies. We have long recognised the benefits of diversity. We encourage it in our workforce, in our thinking when solving customers’ problems, and in our strategy. All our end markets have long-term growth potential – but they are also all cyclical. That is why we deliberately maintain strong and established positions in mining, clean energy, power generation, environment and infrastructure alongside the oil and gas market. And as an employer, success is to see our employees being engaged, inspired, committed and accountable. Our people need to be excited about our future, living our values, fostering a culture of collaboration, transparency and honesty, helping each other with the client being the focal point. And our customers need to see that in the way we operate on their behalf. Amec Foster Wheeler is proud to be delivering the Engineering, Procurement, Construction Management (EPCM) contract for Swakop Uranium’s Husab Project in Namibia in joint venture with Tenova Bateman. We have deployed a highly-skilled project team, who have amassed over 10 million man-hours working on the mine. Once completed, Husab will be the second largest uranium mine in the world. The right combination Amec Foster Wheeler has three main stakeholders – our shareholders, our customers and our employees – and we have to deliver excellence to all of them by creating the right environment for success. We have identified increased deal synergies from $75m to $125m and our newly introduced operating model (see page 16) is already bearing fruit. With more intelligent use of our High Value Execution Centres we can further support the businesses whilst recognising and managing the project risks through our Identify, Acquire, Deliver process (see below). £6.3bn order book.

10 Amec Foster Wheeler Annual report and accounts 2014 We are also not compromising on safety. This remains our paramount focus and we have again run a company-wide Safety First campaign at the start of the year. An illustration of our dedication here can be seen in the work we are doing for a new rubber plant on Jurong Island, Singapore. This complex project, the largest of its kind in the world, involves state-of-art technologies and compact design that demands a highly committed and collaborative project team to embrace the challenges and deliver excellence, with approximately six million safe man-hours. Achieving our potential 2014 saw our Global Power Group rated the number one global market position for the supply of Circulating Fluidised Bed (CFB) boilers and Heat Recovery Steam Generators. Add to this industry plaudits for our work in solar and nuclear energy, oil & gas and mining and you can see we have a firm foundation from which to build. However, understanding and managing our project performance is a prerequisite of delivering excellence to our customers and providing governance. So the Group Project Review Committee meets quarterly to better understand the performance of key projects within Amec Foster Wheeler and to ensure they are meeting our clients’ expectations. The Group Leadership Team (see page 75) has been expanded to incorporate the new functions of Strategy and Business Development and Project Delivery. We have changed the way we win work, and Business Development has an increased prominence throughout our business. We have created a consistent structure throughout the business units which will aid understanding and global collaboration between the regions, units and functions. Emphasising our quality controls, we have introduced our new Identify, Acquire, and Deliver process, with clear decision rights and roles for Strategy and Business Development, Operations, and the functions in winning and executing work. There are three key decision gates: X pursue/not pursue – to prioritise leads and opportunities with good strategic fit and to align on optimal resourcing solutions early in the process; X bid/no bid – to ensure all requirements of responding to a tender are understood and can be met; and X permission to submit – to ensure that a fully defined and approved proposal is formally issued to the customer. We have a new sense of purpose and intend to build to achieve our true potential. Chief Executive’s statement continued 2014 saw our Global Power Group rated the number one global market position for the supply of Circulating Fluidised Bed (CFB) boilers and Heat Recovery Steam Generators. My aim is for Amec Foster Wheeler to emerge from the current economic situation stronger than our industry peers. Our largest market remains Oil & Gas, and we are operating across the whole value chain from production through to refining, processing and distribution of derivative products.

Financials Governance Strategic report: overview 11 Amec Foster Wheeler Annual report and accounts 2014 Additional information Outlook Commodity price falls are impacting both our Oil & Gas and Mining businesses. We have seen price decreases of up to 60% impact several of our projects and customers adjust their capital expenditure, even deferring some projects. Current economic conditions are undoubtedly challenging and an unclear pricing outlook implies further difficult times ahead in some of our key markets. However, I believe that the winners in our industry will be those who add value to their clients, in good times and in bad. Despite being a new company, Amec Foster Wheeler’s heritage goes back over 150 years and our customer service model has been built to operate through such fluctuations. Undoubtedly customers will seek reduced engineering project costs and refined proposals; we have to continue to engage with our customers to satisfy these needs. We will need to provide greater simplicity in our innovative solutions and focus on more standardised delivery alongside specific bespoke offerings to ensure projects are sanctioned by our customers. We understand the challenges, we have reinvented ourselves and we are ready and capable of proposing such solutions, to partner with our customers and make money despite the economic pressures. And my aim is for Amec Foster Wheeler to emerge from the current economic situation stronger than our industry peers, with a business that is based on a more cost-effective, stable and sustainable growth platform, as the partner of choice for our customers. Samir Brikho Chief Executive 26 March 2015 I believe that the winners in our industry will be those who add value to their clients, in good times and in bad.

The Samcheok green power project marks a significant development in clean coal power. After a comprehensive study and evaluation of the technology options, Korean Southern Power chose us due to our advanced technology experience, coupled with our capability and track record to deliver a large-scale quality product. 12 By 2016, four of our 550 megawatt CFB boilers will produce 2,100 megawatts of electricity from coal, biomass and recycled materials, setting a new standard for clean, large-scale power generation.

Connected excellence Additional information Financials Governance Strategic report: overview 13 through engineering innovations

14 Amec Foster Wheeler Annual report and accounts 2014 We convert the talents of our people and their customer relationships into a low-risk, cash-generative business. To succeed we need to deliver excellence to our customers. Our business model What this means People are our principal asset Read more on page 16 Our employees are clever people. Their skills are a scarce resource. Our highly skilled engineers, project managers, consultants and scientists deliver for our customers, creating long-term customer relationships and a strong reputation for excellence. We are customer focused Read more on page 17 We have a wide range of customers around the world. They include some of the largest international oil companies such as ExxonMobil and BP, chemical companies such as Dow, miners such as Rio Tinto, utility companies such as EDF and government bodies such as US DoD. Customers rely on our services and solutions Read more on page 18 We provide high-value services – consulting, engineering, project and construction management, and supply chain management. These skills are critical to the successful development and operation of our customers’ assets – right across their lifecycle. We have a particularly strong reputation for delivering engineering solutions for complex projects. We have a flexible and low-risk business model Read more on page 19 The majority of our contracts reimburse us for our people’s time. We often also get additional payments by achieving pre-agreed performance measures. Many of these are long-term contracts. In selected circumstances we take on fixed-price work. The breadth of our market and customer exposure gives us great growth opportunities, and reduces the impact during lower levels of activity in one market. Delivering excellence

Strategic report: strategic review 15 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Managing the challenges Our future success relies on attracting, developing and retaining the best people. We need to be flexible, using our skills on those projects which bring greatest advantage. We maintain the highest standards of safety and ethics. We win business because of our reputation for delivery and the strength of our long-term customer relationships. Our diversified customer base limits our dependence on any one customer. We are adaptable to ensure we offer our customers the right services when and where they need them. We must be able to deliver these services in a cost-effective way. We work across a range of cyclical markets, which can impact demand for our services. Our reputation for delivery is very important to our continued success. We take fixed-price work when we know the customer and the project well. We have a good track record predicting earnings from each project and contract. How we measure success We look at the utilisation rate of employees, gender diversity and employee-instigated turnover. We measure the engagement of our people and the development activity that has taken place and a number of safety measures. Read more on page 16 We track levels of customer satisfaction and look to improve our win-to-bid ratio. Read more on page 17 We track our revenue growth and our margin progression. We also look at the mix of services we provide and where they sit in the lifecycle of our customers’ assets. Read more on page 18 Our profit margin and cash conversion reflect the quality of project delivery. We also have a range of non-financial measures, including greenhouse gas emissions and completion of project and peer reviews. Read more on page 19 X We listen, understand and respond X We agree on clear expectations X We aspire to consistent excellence X We invest in our people X We embrace diversity and inclusion X We connect globally as one team X We put safety first X We act ethically and with integrity X We care about our communities Delivering on promises Developing full potential Doing the right thing

16 Amec Foster Wheeler Annual report and accounts 2014 Delivering excellence Our success depends upon our people delivering projects successfully for our customers. To foster the right culture in which our people can succeed, our values (see page 15) are entrenched throughout our business. We perpetuate the very highest standards of safety, mutual respect and ethical behaviour that we can and this, combined with caring for the environment in which we operate, underpins our approach to being a sustainable people business (read more about our commitment to sustainability on page 24 and on our dedicated sustainability microsite to be launched on amecfw.com). New leadership and integration AMEC and Foster Wheeler both employed highly skilled, customer focused workforces providing high value services, such as engineering, design and project management to their customers. Now, as one team, we have more than 40,000 employees and the increased scale is expected to provide efficiencies, such as increased workflow between offices, known as multi-office delivery. The Group Leadership Team itself reflects this integration and combines the best talents from both organisations (see page 75 for more details). Around 23,500 of our people met at least one of the new Group Leadership Team through an extensive roadshow around our offices in the first three weeks following the creation of Amec Foster Wheeler on 13 November. The extended leadership team, of 100 people (85% male, 15% female), met in London to ensure we were thoroughly prepared for the launch of the new operating model. New operating model On 1 January 2015, we introduced our new operating model. The early signs are very encouraging, with changes to the way we identify, acquire and deliver work and also how we assure each part of this process. Key principles include global standards for execution of projects, creating centres of excellence and multi-office delivery. Investing in talent We have developed both technical and leadership training to ensure we maintain a pipeline of skilled talent to meet our growth aspirations. Group-wide training is led by The Academy, our in-house development programme. Adapting to dynamic markets Delivering a project for our customers requires us to put together teams of people to match the needs of the project and the customer. During 2014 we recruited 9,425 people into project teams. Of these new hires, more than 95% were recruited directly. We have also seen 2,997 people leave as projects finish, or their roles change. Together this means that our utilisation rates remain very high. Diversity and inclusion The business case is clear. An organisation that enjoys diversity enjoys a richness of ideas that leads to better solutions for the customer. Gender is just one part of this and women now make up 24%, or 8,823 members of our directly employed workforce; 12% (50 people) of our executive grade employees; 10% (one person) of our Group Leadership Team and 22% (two people) of our board. Age, gender, ethnicity, etc., are all important and assessed, but diversity of thought, for instance, cannot be measured as accurately. Our approach is to survey our employees, to ask how they feel and feed the findings into the Group Leadership Team. We are committed to providing a safe and secure workplace, where people are free from harassment and where diversity and inclusion are the norm, with equal opportunities for progression and development for all. Our Code of Business Conduct highlights our commitment to human rights and we respect those of any individual, or community, with whom we are involved and we support the elimination of child labour. Incentivisation We have completely refreshed our approach. The top layers of management are now all rewarded against one set of common group-wide incentives. Please see page 67 for more detail. Priorities for 2015 As usual, the most important priority remains that our people are safe at work and that we continue to attract, develop and retain skilled employees. People are our principal asset Split of employees % Americas N. Europe and CIS AMEA and S. Europe Global Power Group 41 29 23 7

Strategic report: strategic review 17 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information We have a wide range of customers and work for some of the world’s largest corporations and government bodies, designing and maintaining critical assets. Our customers expect us to deliver excellence every day. We are very proud of the high proportion of repeat business we generate. Our customers include some of the largest international oil companies such as ExxonMobil and BP, chemical companies such as Dow, miners such as Rio Tinto, utility companies such as EDF, and government bodies, such as the US Department of Defense. Our top 10 customers accounted for approximately 30% of revenue. Strategic customer management Developing long term and worldwide relationships with key customers is a priority. With additional service offerings and new customers across a broader geographic footprint, there are much greater opportunities to cross-sell and a strategic approach to managing our customer relationships is no longer a nice-to-have – it is a necessity. We now have three tiers of customer relationship: global, regional and local. Global accounts will be managed centrally by the business development team. We expect to expand this over the coming years. By utilising strategic account management and global accounts, we are ‘upping our game’ to expand and deepen our relationships with our most significant customers. Our goal is to get closer to our customers and be their trusted partner. Regional and local account management will remain an important component. Achievements in 2014 We are pleased that in the first few weeks after the merger was completed, several contracts with customers highlighted the benefits of our new approach. In November we were awarded a front-end engineering contract with Alacer on the Çöpler Gold Mine project in Turkey, combining the gold-processing expertise of the AMEC team in North America and Foster Wheeler’s highly regarded Turkish operation. And earlier this year we had more success with new combinations of heritage expertise, winning a feasibility study in Chile that combined Power & Process Americas, our Milan team and the ports experts in our E&I team. Priorities for 2015 The development of long term and worldwide customer relationships will continue to be our key priority. Integrating the former AMEC and Foster Wheeler relationships will provide us with significant new opportunities, particularly in the mid- and downstream Oil & Gas market. For example, we will be able to offer enhanced project delivery to the combined upstream and downstream customer across new-build and brownfield projects. We will be offering environmental services to former Foster Wheeler customers for the first time too. We are also planning to expand the geographic reach of our services, for instance by offering brownfield services in countries where AMEC did not have a major presence, and where Foster Wheeler did not serve the upstream market. We are customer focused Diversified customer base % Top 10 11-20 Others 9 61 30

18 Amec Foster Wheeler Annual report and accounts 2014 Delivering excellence continued In each market or sector, the range of services provided to our customers is similar. We are experts in designing, delivering and maintaining strategic and complex assets, offering total life of asset support from feasibility planning right through to decommissioning. Our diversified service offering partially offsets the cyclical nature of our customers’ capital expenditure plans, and reduces our dependence on any one part of the energy mix. Core services Our core services include: engineering, project management, construction and construction management, hook-up and commissioning, decommissioning, and related consultancy work. We have a reputation for delivering engineering solutions for complex projects and operating in remote and harsh locations. Our Clean Energy offering also now includes Circulating Fluidised Bed (CFB) and heat recovery steam generators, condensers and emission control equipment for improved environmental performance. Working through the lifecycle We provide high value services across the life-cycle of our customers’ assets and the range of services we are able to provide is similar in each of our four markets. Many of our services are provided through long-term contracts, giving us the opportunity to provide critical services in partnership with our customers. For instance, we have been supporting the current fleet of UK nuclear reactors for more than 50 years. Some of these contracts have been renewed several times. Project delivery team Our new operating model has an enhanced project delivery function with responsibility for ensuring the identification and management of project risks, driving the use of common systems and tools, supporting the development and mobilisation of our teams and ultimately helping us to deliver excellence on all our projects. Achievements in 2014 Contract wins announced in 2014 include: XAustralia: Early stage project support for Hillside copper project (Rex Minerals); XAustria/Germany: 5-year integrated project management framework for refineries (OMV); X Azerbaijan: EPCM for Shah Deniz 2 topsides (BP); X Bulgaria: Design and supply 50 MWe CFB boiler (Solvay Sodi); X Canada: FEED for Canada LNG project (Shell); X Chile: Engineering and design for secondary ore processing facility (Codelco); X China: MOU for JV to establish nuclear decommissioning and life extension services (CNNC); X Finland: Design, supply and erection of SCR at Naantali unit 3 (TSE); XKuwait: FEED for onshore LNG import and regasification terminal (KNPC); X Libya: FEED for onshore oil field development in Area 47 (Nafusah); XMexico: EPC for delayed coking facilities at two refineries (Pemex); XPoland: Owners engineer role for nuclear new build programme (PGE Polska); XTurkey: Design and supply two CFBs and flue gas scrubbers (Harbin Electric); XUK North Sea: FEED for Captain expansion (Chevron); XUS: Design and construction of specialist facilities for DoD program (US Space Fence); and XVietnam: Design and supply two pulverised coal steam generators (Vietnam Electricity). Priorities in 2015 Our main priority is to implement the new operating model and show customers the strength of our platform and people. Customers rely on our services and solutions Core services % Design & supply Consulting Engineering EPCM/PMC Other Project delivery 12 5 16 8 31 28

Strategic report: strategic review 19 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information We have a flexible and low-risk business model; the majority of our contracts are on a cost-plus basis. When we agree fixed-price work we take the time to get to know the customer and the project first. By using common systems we can deliver work consistently and share work across offices and time zones. As a result, our business is more flexible and sustainable, and our financial performance less volatile than others. In the majority of our contracts, our customers reimburse us for our people’s time and any materials we consume. We often arrange to get additional payments if we achieve pre-agreed performance measures. In selected circumstances we take on fixed-price work. Typically, we will do this where we know the customer and the project well. Where this is not possible, we may look to partner with others to gain access to projects which would otherwise be unavailable to us. Each year we do work on numerous contracts – some of which are multi-year – this, together with the breadth of our market and customer exposure, reduces the impact of lower levels of activity in any one area of our business. Flexibility The Global Power Group has a different business model to our engineering and project management business. In addition to engineering and project delivery, it includes fabrication in its typical scope of activities. Enhanced risk management This plays a vital role in ensuring that we win projects with the greatest possible opportunity for success: maximising the value we get for our resources and addressing risks that are part of contracting in our industry. We use a detailed workflow system which addresses the risks associated with tenders (for both lump sum and reimbursable contracts) in areas such as technical challenges, financial and pricing terms, joint venture/partner risks; as well as a full range of governance issues, such as human rights, safety and environmental risks. Achievements in 2014 Our order book grew from £4.1bn to £6.3bn during the year. On a like-for-like basis it was flat. We completed our fixed-price detailed design and engineering services for Roy Hill’s iron ore processing plant and bulk ore handling facility at the Port Landside works for Samsung C&T – the EPC contractor on the project. We transferred key staff from the upstream project team in Houston to work in the downstream propane dehydrogenation project for Enterprise in Texas. Priorities for 2015 Despite some tough market conditions, we want to win new contracts which will maintain our low-risk and flexible business model. We will continue to increase collaboration across the group – between teams from different sectors and countries, as well as substantially increasing the share of work carried out through multi-office delivery. Revenue by contract style % Reimbursable Fixed price Technology We have a flexible and low-risk business model 72 2 26

20 Amec Foster Wheeler Annual report and accounts 2014 Principal risks and uncertainties Amec Foster Wheeler operates in more than 50 countries, serving a broad range of markets and customers. As such, the Group is subject to certain general and industry specific risks. Where practicable, the Group seeks to mitigate exposure to all forms of risk through effective risk management and risk transfer practices. Risk management process The acquisition of Foster Wheeler was completed in the fourth quarter of 2014 and we are currently reviewing the control framework and integrating the risk and control systems with those of the wider group. A mandatory procedure detailing the risk management process is used at project, operating unit, business unit and group levels to identify the key risks that could have a significant impact on Amec Foster Wheeler’s ability to achieve its objectives. These are recorded in risk registers and evaluated to determine the likely impact and probability of occurring. Control actions are developed to mitigate or eliminate risks that are considered unacceptable. Risk owners are identified and given responsibility for ensuring actions are implemented with appropriate review dates. The risk registers are reviewed and updated at least quarterly with the relevant risk owners. Reporting and monitoring Reporting to the board, the risk committee is chaired by the Chief Executive and meets at least twice each year to: X review risk management policies, procedures and processes; X review the Amec Foster Wheeler plc risk register and make recommendations as appropriate; X review, approve and make recommendations in respect of those risks which Amec Foster Wheeler is willing to accept or assume in the ordinary course of business (risk appetite); X review any issues raised by other committees of the board that impact on the risk profile of Amec Foster Wheeler; X review any emerging risks and any potential impact they may have on risk appetite; X review and consider reports on key risk issues such as new business and geographical locations for operations or projects; and X issue risk reports and make recommendations to the board. We acknowledge ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the Financial Reporting Council in September 2014, and the terms of reference of the risk committee have been amended accordingly. Roles and responsibilities Business unit presidents Chief Executive/ risk committee Project manager Operating unit heads Group function heads Leadership teams/ function heads Leadership teams/ function heads Project team Head of Risk Management Business Unit Head of Commercial/ Head of Project Delivery Operating Unit Head of Commercial/ Head of Project Delivery Project risk owners Risk oversight X ensure appropriate risk management processes are in place X ensure management is positioned to identify and respond to risk X ensure relevant information is raised to the appropriate level Risk owner/risk manager X participate in the identification of risk X participate in the identification of risk management action plans X ensure action plans are implemented X monitor and report on risk status Risk co-ordinator X ensure risk management process is followed X facilitate risk management reviews X collate and issue risk management reports/registers X promote learning and consistency Group internal audit Projects Operating unit Business units Board plc

Strategic report: strategic review 21 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Principal business and strategic risks The table below shows Amec Foster Wheeler’s principal business and strategic risks. Each is specific to the Group and could have a material impact on it. Actions have been taken to mitigate these risks and these are also shown. Other financial risks that may impact the Group are shown on pages 134 to 139 – note 19 Capital and financial risk management. Risk Mitigation Geopolitical and economic conditions Amec Foster Wheeler expects to derive the majority of its revenues from Europe, the US and Canada and is therefore particularly affected by political and economic conditions in those markets. Changes in general economic conditions may influence customers’ decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of Amec Foster Wheeler’s order intake. These may also lead to change in the customer base, competition and in the way customers procure the services we provide. An increase in competition for new contracts may lead to different, less favourable contract terms and conditions. Continuing and escalating unrest in the Middle East may have a negative impact on existing and future opportunities in the region. Amec Foster Wheeler seeks to maintain a balanced geographic presence and, through acquisitions and organic growth, will continue to increase its exposure to other attractive regions of the world. The risk associated with economic conditions resulting in a downturn and affecting the demand for Amec Foster Wheeler’s services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering/business model. In light of continuing global economic uncertainties, steps have been taken to assess and monitor any potential impact on Amec Foster Wheeler’s business opportunities and address potential increased supply chain and, more broadly, counterparty risk. The introduction of a new focused Strategy and Business Development function to realise the synergies across our customers, markets, geographies, service offerings and relationships. Changes in commodity prices A sustained and significant reduction in oil and gas or commodity prices would have an adverse impact on the level of customer spending in Amec Foster Wheeler’s markets and consequently represents a risk to organic growth. The fall in oil prices has had an impact on the investment behaviour of Amec Foster Wheeler customers in this sector, with pressure on capital expenditure now leading to a greater focus on smaller projects and operating expenditure. This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offerings. Improved efficiencies through increased workflow between offices and the effective use of centres of excellence and High Value Execution Centres. Integration of the AMEC and Foster Wheeler businesses Amec Foster Wheeler may fail to extract value from the successful integration of the AMEC and Foster Wheeler businesses. This may result from a number of factors, including a continuing deterioration in market conditions, management time being focused on the integration of the businesses which could distract management from delivering on base businesses to the detriment of safety performance, project delivery, insufficient engagement between the AMEC and Foster Wheeler businesses at various levels and/or poor communication with customers. Amec Foster Wheeler has mitigated this risk with: X detailed planning for cost and revenue synergies; X continuing prioritisation of plans to ensure delivery of critical items; X plans to ensure clear allocations of resource to integration management, whilst focusing remaining resources and efforts on the base businesses; X the launch of a new operating model on schedule; X timely and ongoing communication with customers; and X detailed integration planning and success factors with regular progress reports against them. Project delivery Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against Amec Foster Wheeler. Amec Foster Wheeler has created a new focused and prominent Project Delivery function including a Group Project Delivery Director reporting directly to the Chief Executive. The role of the Project Delivery function is to assure and drive project execution and to support the development, training and mobilisation of personnel to enhance execution competencies. In addition the system of globally applied policies and procedures, combined with comprehensive management oversight, the risk management process, project reviews, internal audit, peer reviews and customer feedback, mitigate the risk to successful project delivery.

22 Amec Foster Wheeler Annual report and accounts 2014 Principal risks and uncertainties continued Risk Mitigation Lump sum contracts Lump sum contracts carry different risks than reimbursable contracts, with the contractor agreeing the contract price at the start of the contract and accepting the risk of cost overruns in completing the project. This risk is mitigated by having skills and competencies fully aligned with the project scope. It is further mitigated by having a clear, delegated authority structure in place, combined with the formal global mandatory procedures relating to contracting principles and the contract review process. In addition, the Project Delivery function referred to in the project delivery risk above will perform reviews, provide assurance and drive project execution. Staff recruitment and retention An inability to attract and retain sufficient high-calibre employees could become a barrier to the continued success and growth of Amec Foster Wheeler. Senior management departures or prolonged absences could also adversely affect our ability to implement our strategy and manage our operations efficiently. This risk is mitigated with a clear Human Resources (HR) strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for the Group with succession planning as appropriate. It is underpinned by an employee framework which describes how we manage our people consistently. In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into Amec Foster Wheeler. Amec Foster Wheeler Academy delivers development activities to enhance delivery and prepare employees for more advanced roles. Health, safety, security and environment Amec Foster Wheeler is involved in activities and environments that have the potential to cause serious injury to personnel or damage to property or the environment and damage to our reputation. These activities may involve operations such as design, construction, commissioning and decommissioning, which have potential to cause serious environmental damage, pollution and habitat destruction. In order to control risk and prevent harm, Amec Foster Wheeler is focused on achieving the highest standards of health, safety and security management. This is achieved through setting of an effective policy and putting in place clear standards which underpin our health, safety, security and environmental management systems. We have put in place processes to assure that our systems work effectively throughout the organisation and health and safety performance is regularly reviewed against agreed targets to facilitate continual improvement. Amec Foster Wheeler employs environmental and engineering specialists to support projects in implementing comprehensive project management planning at all stages of a project. These processes are governed by appropriate quality management systems and are supported by risk identification tools aimed at identifying and managing all aspects of project environmental risk. Environmental licences Amec Foster Wheeler’s build/own/operate facilities and fabrication/manufacturing sites rely on maintaining environmental licences to operate, which includes protecting the environment and achieving legally enforceable operating parameters. Failure to maintain these standards may result in the revocation of all or part of the licence and the suspension of operation, resulting in criminal or civil action and/or financial risk to the business. Failure to maintain assets and/or pollution abatement equipment may result in a failure to meet legally-binding objectives and targets for the operation. Environmental management systems are in place to monitor and mitigate this risk. Information technology (IT) Amec Foster Wheeler is exposed to the risk that the IT systems on which it relies fail and/or that sensitive data held by the Group is lost due to ineffective data governance or as a result of unauthorised access to Amec Foster Wheeler systems or malware attacks. Appropriate controls are in place to mitigate the risk of systems failure and data loss, including systems back-up procedures, data security breach response plan, disaster recovery plans and globally distributed data centres providing a secure and reliable environment for hosting critical applications. There is also appropriate virus protection, malware detection and remediation, network security controls and penetration testing and encryption of mobile devices.

Strategic report: strategic review 23 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Risk Mitigation Ethical breach A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to Amec Foster Wheeler’s reputation, fines, litigation and claims for compensation. This risk is heightened as we transition from two Codes of Business Conduct and two systems for raising ethical concerns to a single Code of Business Conduct and a single system for raising ethical concerns for the combined group. Confusion could arise amongst employees and give rise to an increased risk of substantive non-compliance with the Codes of Business Conduct. In addition personnel could engage in activities which could be in substantive breach of laws and regulations. Amec Foster Wheeler has a number of measures in place in the two legacy businesses to mitigate the risk of a substantive ethical breach and/or non-compliance with laws or regulations, including: X embedded policies and procedures; XCodes of Business Conduct; X segregation of duties; Xmanagement oversight; X financial and operational controls; X independent whistle-blowing mechanism; X appointment of ethics and compliance officers; X anti-fraud and other internal audits; X legal team advice; X ethics training programme; and X oversight by the ethics committee of the board (now the HSSEE committee – see page 57). Work is underway to establish a single combined Code of Business Conduct, revised global mandatory policies and procedures and provide further appropriate training in 2015. Pensions Amec Foster Wheeler operates a number of defined benefits pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability. This risk to Amec Foster Wheeler’s pension schemes is mitigated by: X maintaining a relatively strong funding position over time; X taking advice from independent qualified actuaries and other professional advisers; X agreeing appropriate investment policies with the trustees; and X close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges. See note 14 on page 126 for further details on our pension schemes. Legacy risks Litigation and business claims from divested and non-core businesses remain a risk to Amec Foster Wheeler. Managing non-core legacy assets until divestment may require skills that are not common to the rest of the Company. Ground contaminants remain at some former Amec Foster Wheeler operational localities where the pollutant may have been as a result of the Company’s operations, or the Company is responsible for its clean-up. There is a risk that pollution may result in a risk to human health or the environment. There is potential for civil and/or criminal action against the Company for such pollutants. The established legacy team manages these claims with internal and external legal advice. The aim is to seek cost-effective management of litigation and promote commercially sensible settlements where appropriate. Amec Foster Wheeler has made provisions for the legacy issues that are believed to be adequate and is not aware of any other current issues relating to disposed businesses which are likely to have a material impact. Specialist teams with the appropriate knowledge are brought in as required. In the case of any historical contaminated land, strategies have been developed to minimise the risk posed by such contaminated land, including asset management and land remediation projects and they remain under continuing review. Asbestos liability The legacy Foster Wheeler business is exposed to significant numbers of claims relating to alleged exposure to asbestos. The quantum of these claims is actuarially forecast each year and provisions are held against these loss projections. However there is a risk that these loss projections will be exceeded and the provisions could be inadequate to meet the liabilities. There is a dedicated in-house finance and legal resource comprising a team of specialist asbestos lawyers who manage the claims, assisted by National Co-ordinating Counsel (NCC) and local counsel. A claims strategy has been developed with the NCC and regular reviews are undertaken. The team monitors legal developments in these claims and the strategy to deal with them on a regular basis. The quantum of these claims is actuarially forecast each year and provisions are held against the ultimate loss projections.

24 Amec Foster Wheeler Annual report and accounts 2014 Sustainability Sustainable development is shaping our business every day. It is at the heart of our values. Greenhouse gas emissions Year ended 30 September 2014 CO2e emissions in tonnes 2013 CO2e emissions in tonnes Combustion of fuel and operation of facilities 24,126 28,863 Electricity, heat, steam and cooling purchased for own use 34,397 32,226 Per employee 2.16 2.13 Per £1m revenue* 15.74 15.37 *Based on AMEC revenue only for 2014. The figures show scope one and two emissions* from our global business where we have operational control. The 12-month period to 30 September (the carbon reporting year), rather than the calendar year, has been used. This ensures actual data can be reported, even for those regions where energy/fuel usage is more difficult to access. By reducing reliance on estimation, a more accurate footprint can be provided in a timely manner. In our figures, we use accepted methods of calculation based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition). We first adopted our operational control approach in 2001. We have used national conversion factor guidelines (e.g. Environmental Protection Agency, Environment Canada) where appropriate. We have restated our reported 2013 carbon data following the discovery that some project diesel fuel use had not been included in the figure previously stated and through improvement in company car data reporting within the Americas. Our figures for 2013 and 2014 are based on the AMEC business, as the Amec Foster Wheeler business did not come into effect until after the carbon reporting year had ended. It is our intention to report carbon emissions for the whole Amec Foster Wheeler business for the 2015 carbon reporting year and beyond – and launch a real-time microsite for public accountability. *Scope 1 emissions – all direct greenhouse gas emissions from owned or controlled sources. Scope 2 emissions – indirect greenhouse gas emissions from consumption of purchased electricity, heat or steam. Scope 3 emissions – other indirect emissions, such as transport in vehicles not owned or controlled by the Company. Our approach to sustainable business Our growth aspirations will only be achieved by focusing on our customers and how we deliver our projects safely and sustainably. We believe sustainable business is about integrating social, environmental and economic concerns into core values and operations in a transparent and accountable manner. Our customers face increasing legislative and other pressures to operate in a sustainable way and we aim to support them, working with our partners and supply chain. We are working with them to provide innovative solutions to minimize resource use (water, materials, energy), consider the long-term social requirements on projects (utilising local workforce and suppliers, supporting the local communities in which we work, etc.) and ensuring the delivery of safe projects (inherent within the design, on site during delivery and onwards during the operation). In each of these areas, we utilise our internal programmes and tools, along with our technical and scientific expertise, to ensure consistent excellence. For us, sustainability is integrated into the very core of our business and within our decision making processes. We want to be recognised as a leader in sustainable business practice, continually validating our social license to operate by ensuring employees’ behaviours and actions are in line with our values. In 2015 we will be developing and launching a new sustainability strategy for Amec Foster Wheeler which will support the business and our customers in delivering in these areas. Further details can be found in the 2014 sustainability report, to be issued via the new microsite in May 2015. Additionally: Xwe continue to support SOS Children as our global strategic charity and during 2014 our employees held events to raise monies to fully fund a water project in the SOS village in Callao, Peru, to which the Company donated £69,069; Xwe provided expertise to the International Federation of Red Cross and Red Crescent Societies, designing transitional shelters to be used in disaster situations; Xwe made additional payments of £384,694 to 274 charities, for which employees raised £530,591; X our total carbon footprint reduced by 3,579 tonnes in 2014 to 84,154 tonnes in comparison to 2013, however our carbon per person remained the same over the period; XAMEC was awarded industry leader in the Dow Jones Sustainability Index for 2014/15 and were given a gold class sustainability award by RobecoSAM Global Sustainability Index; and X following the acquisition of Foster Wheeler, we began an extensive stakeholder engagement process to identify and prioritise the most material sustainability issues on which we will focus our attention moving forwards. This results of this exercise will form the basis of a new sustainability strategy for the business which will be published mid-2015. Carbon emissions Tonnes CO2e per employees, scope 1, 2 and 3 3.1 2014 3.1 2013 3.2 2012

Strategic report: strategic review 25 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Global market trends Our markets are all cyclical and we are not immune to the recent falls in key commodity prices – such as oil, gas, copper and iron ore – which are all at five-year lows. Each of our markets is expected to grow in the long term. We are positioned across sectors so as to benefit whatever the relative weighting in the energy mix. This diversity means we are not dependent on any one part of the energy mix. Positive long-term trends At the time of writing in early 2015 the full impact of the recent oil price decline is not yet clear. The early consensus appears to be that global economic activity may receive a small boost from lower fuel costs – but this will largely be offset by negative consequences from lower levels of investment in the energy sector. Despite the current volatility, long-term forecasts for global energy demand and supply have not changed significantly over the past year. The International Energy Agency (IEA) World Energy Outlook 2014 predicts a 37% increase by 2040. Long-term oil demand is expected to increase more than 20% from just over 90 to 110 million barrels of oil per day by 2035. Changing hydrocarbon production mix A change from today’s production mix is still expected, with crude oil falling and a greater share being taken by natural gas liquids and unconventional sources. In recent years the rapid increase in tight oil production – mainly from the oil sands in Canada and shale oil in the US – together with huge investments in liquefied natural gas projects has changed the nature of the energy market, and created regional trade imbalances. In 2005 the US imported more than 12 million barrels of oil per day, and it is now forecast to be self-sufficient during the 2030s. Over the same period, China is expected to import more than 13 million barrels per day, and to become the largest importer. Changing energy mix Concerns around resource depletion, dangerous emissions, stricter regulation and consumer preference are driving renewable forms of energy, including nuclear, to increase their share of total energy production. Amongst fossil fuels, gas is expected to grow its share, with oil and coal reducing. The nuclear industry remains a fragmented market with a consequence that our opportunities vary significantly. We expect to see new build in the UK, Eastern Europe and in some countries in Asia; reactor life extensions in the UK, Europe and North America; and decommissioning work in the UK, Europe and North America. Overall, the IEA forecasts nuclear will be used to generate around 12% of electricity in 2035, slightly above today’s level. Emissions controls and the need for greater efficiency are also driving change. Today, many renewable technologies benefit from local and regional subsidies, which is currently supporting their growth. Strong resource fundamentals remain More than 1.5bn people in emerging markets are expected to become urbanised in the period to 2035, a key underlying driver of long-term growth for the mining industry. However, lower commodity prices and general economic uncertainty have caused the postponement or cancellation of some projects in the near term. In addition, a number of major mining companies have announced delays to projects and cost reduction programmes in order to increase returns to their shareholders. Solid growth in environmental consultancy The global environmental consultancy market is expected to grow consistently in line with GDP, with services related to climate change, energy and contaminated land/remediation expected to grow particularly strongly. Energy mix % Oil & Gas Coal Renewable Nuclear Other 56 30 3 4 7 Oil price At year end $ per barrel Source: Bloomberg, Brent (USD/barrel) 57.33 2014 110.80 2013 111.11 2012 107.38 2011 94.75 2010

26 Amec Foster Wheeler Annual report and accounts 2014 Our markets We provide similar services in each of our markets. We win work through strong customer relationships and our proven ability to deliver projects successfully. Many of our services are transferable across markets. We have positioned our operations across four markets because we believe a diversified approach minimises risk and maximises opportunities over the long term. We are always on the look-out for strategic opportunities to enhance our position in our chosen markets. For example, our January 2015 acquisition of Scopus complements our existing Oil & Gas position by adding further cost-effective services across the whole lifecycle of a project. In particular, the enhanced lean engineering capability will allow us to provide a low-cost solution at the late-life stage of a facility prior to decommissioning. Competitive environment There is no one competitor operating in all the same markets, with the same geographic footprint and with a similar approach to risk as Amec Foster Wheeler. Oil & Gas The combination of AMEC and Foster Wheeler transformed our market offering. We do not operate in early cycle exploration or drilling, but we are now involved in every part of the project delivery phase across the oil and gas value chain. In the upstream market, the majority of our activity is for offshore assets, where we support fixed platforms and floating production units, largely above the waterline. We are a market leader in UK North Sea brownfield services and provide integrated solutions to new entrant operators in the region. We also support onshore oil and gas fields, booster stations, gathering centres, tank farms, gas-oil separation plants and pipelines. Recent advances in the extraction of gas reserves in onshore locations around the world have made gas monetisation one of the fastest growing sectors in the global oil and gas industry, where we hope to build on extensive experience. In the downstream market we work on new-builds and major expansions and revamps, including clean fuels projects to meet new legislation and residue upgrading to produce higher-value products. We have more than 60 years of experience in the chemicals industry, encompassing plants producing olefins, aromatics, fertilizers and a wide range of specialty and fine chemicals. We operate in more than 50 countries, focusing on four markets X Oil & Gas X Clean Energy X Mining X Environment & Infrastructure 2014 scope revenue1 by end market % Oil & Gas Mining Clean Energy Environment & Infrastructure 54 28 8 10 Oil & Gas scope revenue1 % Upstream Midstream Downstream 7 41 52 1 Non-IFRS measure (see Performance measures on pages 169 to 172)

Strategic report: strategic review 27 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Clean Energy In renewables, our focus is on delivering projects for our customers, most of which are local utilities. We provide a full service engineering, procurement and construction (EPC) solution on wind, solar, biomass and biofuels projects. This is mostly in North America, however we also plan to expand our positions in the Middle East. Over the past three years we have seen strong growth in the US for solar power, spurred on by subsidies which are due to be reviewed in 2017. Our nuclear capability has been developed over 60 years, positioning us to support the full lifecycle of nuclear energy, from new build and reactor support (including lifetime extension) to nuclear decommissioning and waste management. We have experience of a wide range of nuclear technology. Our nuclear customers include major utilities, governments, national regulators, reactor suppliers and other significant stakeholders. We have a particularly strong presence in the UK and Canada, a growing business in the US, a good presence in Central and Eastern Europe and South Africa, and nascent propositions in Asia. We also have a long-standing relationship in the UK and a growing presence in Canada with the transmission and distribution system owners. We offer a full range of steam generator equipment, clean air technologies, aftermarket products and services to the power, industrial, and waste-to-energy sectors. In addition to engineering and procurement, we offer fabrication facilities located in Europe and Asia to deliver our products. Our experience comes from designing, servicing and improving fossil generating plants that come from over 200 million hours of successfully and reliably logged operation. Mining We support our customers’ projects in a diverse range of commodities, including potash, iron ore, copper and gold. We offer mining consultancy (including ore resource estimation, mine planning and feasibility studies), design, project and construction management services and have whole-life service capabilities. We are a leading international consultancy, with a leading position in the North and South American engineering, procurement and construction management (EPCM) markets. In addition to our established position in Australia, we are growing our African business. Environment & Infrastructure (E&I) The environmental consulting and engineering market includes services provided to all four of our markets, with skills that are easily transferable across customers. By positioning ourselves as a trusted partner right at the beginning of a project – often the early site development and permitting stage – we can deliver comprehensive solutions across the lifecycle of our customers’ assets. We are currently operating predominantly in the US, Canada and the UK, with an emerging presence in the Middle East, Africa and Australasia. Our E&I market alone consists of four sectors: Water Our primary areas of focus are water resource management, water policy, coastal management, asset planning and management, and wastewater collection and treatment. Water services are also commonly provided to customers in our other markets, including Mining & Metals and Oil & Gas. Transportation/infrastructure We provide programme management, planning and design, project and construction management, asset development and long-term asset support. Our customers include government transportation agencies, national and local customers and private developers in Canada and the US. We have over 50 years’ experience in the sector. Government services We provide a broad range of services to various clients, including the US Federal Government, which is the largest procurer of environmental services in the world. Customers also include various branches of the military and state/ provincial agencies. Services range from remediation programmes to design and delivery of infrastructure facilities, including airfield facilities, housing and site improvements at installations globally. Industrial/commercial We provide compliance and due diligence services, ranging from geotechnical and environmental to materials and water resources consulting.

Connected excellence 28 through customer insight Previously capable of tracking approximately 23,000 basketball-sized objects in space, the new system will be capable of tracking up to 200,000 such objects.

Strategic report: strategic review 29 Financials Governance Additional information The Space Fence Program will enhance US detection and tracking of space objects to help prevent space-based collisions. Our customer insight will enable us to deliver facilities and infrastructure, including radar array buildings, mechanical and operations buildings, power generation plants and site work to create the largest ground-based radar of its type ever constructed.

30 Amec Foster Wheeler Annual report and accounts 2014 Financial review Reported under IFRS £m unless stated 2014 2013 Change Continuing operations Revenue 3,993 3,974 0% Profit before net financing expense 148 243 -39% Profit before tax 155 255 -39% Cash flow from operations 200 292 -32% Diluted earnings per share 35.1p 62.5p -44% Dividend per share 43.3p1 42.0p +3% 1 Includes the proposed final dividend for 2014 of 28.5p per ordinary share. Adjusted measures £m unless stated 2014 2013 Change Underlying change8 Continuing operations Scope revenue1 3,920 3,854 +2% +1% Trading profit2 321 343 -6% Trading margin3 8.2% 8.9% -70bps Adjusted profit before tax4 317 332 -5% Trading cash flow5 283 341 -17% Cash conversion6 88% 99% -110ps Adjusted diluted earnings per share7 79.5p 87.2p -9% 1 Scope revenue represents reported revenue less flow-through procurement revenue. 2 Trading profit represents profit before net financing expense before the amortisation of intangible assets, asbestos-related costs (net of insurance recoveries) and exceptional items, but including the Group’s share of the trading profit of joint ventures. 3 Trading margin represents trading profit expressed as a percentage of scope revenue. 4 Adjusted profit before tax represents profit before tax before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures. 5 Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and the current service cost, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures. 6 Cash conversion represents trading cash flow expressed as a percentage of trading profit. 7 Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares. 8 Underlying change excludes the effect of flow-through procurement, acquisitions and disposals of businesses and currency exchange rate movements. Ian McHoul Chief Financial Officer

Strategic report: performance review 31 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Basis of preparation Accounting policies The Group’s consolidated financial statements for the year ended 31 December 2014 have been prepared in accordance with IFRS as adopted for use in the EU and those parts of the Companies Act 2006 that are applicable to companies reporting under IFRS. From the Group’s perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB. The Group’s principal accounting policies during 2014 were unchanged compared with 2013. Critical accounting estimates and judgements As outlined in note 1 to the consolidated financial statements, management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit pensions and other retirement benefits and provisions (including asbestos-related liabilities), and in assessing the recoverability of goodwill and other intangible assets. Adjusted performance measures We report adjusted performance measures because they provide both management and investors with useful additional information about the underlying trading performance of the business. Before we acquired Foster Wheeler, the adjusted performance measures that we reported excluded the amortisation of intangible assets and exceptional items and, where relevant, the tax effects of those items. On the acquisition of Foster Wheeler, we assumed significant additional asbestos-related obligations in relation to claims for damages made or expected to be made by individuals who allege that they have suffered personal injury from exposure to asbestos primarily in connection with equipment allegedly manufactured by Foster Wheeler’s subsidiaries during the 1970s and earlier. When Foster Wheeler’s obligations are added to AMEC’s existing, though much less significant, asbestos-related obligations, there is the possibility in the future that the Group’s results and cash flows will be materially affected by changes in these asbestos-related obligations or our provisions for these obligations. We have therefore additionally excluded from the adjusted performance measures the asbestos-related costs and interest expense (net of insurance recoveries) and, where relevant, the tax effect of those items. In previous years, asbestos-related costs incurred by AMEC were not material to the Group’s trading performance and therefore there has been no restatement of the adjusted performance measures presented for 2013 and 2012. Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures on pages 169 to 172. Continuing operations Revenue Revenue for the year was broadly unchanged compared with last year at £3,993m (2013: £3,974m). Revenue declined by £175m in the Americas and by £108m Europe, but increased by £54m in the Growth Regions. Revenue from Oil & Gas was down 13%, Mining was down 14% and E&I down 3%, but revenue from Clean Energy was up 11%. Revenue in all markets was adversely affected by the strength of sterling, particularly against the US dollar. Overall, currency exchange rate movements reduced revenue by £238m in 2014 compared with 2013. Foster Wheeler contributed £274m to the Group’s revenue during the last seven weeks of the year following its acquisition in November 2014. Flow-through procurement decreased by £47m to £73m (2013: £120m). Excluding flow-through procurement, the effect of acquisitions and currency movements, underlying revenue increased by 1%. Underlying revenue from Oil & Gas was down 5% and that from Mining down 6%, but Clean Energy was up 16% and E&I was up 5%. Seasonality The Group’s revenue is generally higher in the second half of the year, principally because weather conditions in the northern hemisphere are typically more conducive to project activity. Administrative expenses Administrative expenses were £354m (2013: £293m), including exceptional items, intangibles amortisation and asbestos-related costs (net of insurance recoveries) totalling £135m (2013: £65m). Administrative expenses before intangibles amortisation, exceptional items and net asbestos-related costs declined by 4% to £219m (2013: £228m), principally due to the impact of currency movements and reduced share-based payment charges. Also determined on this basis, Foster Wheeler’s administrative expenses following its acquisition were £26m. Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, were £4m lower at £31m (2013: £35m). Profit before net financing expense Profit before net financing expense was significantly lower at £148m (2013: £243m), largely due to exceptional costs incurred during 2014 in relation to the acquisition of Foster Wheeler.

32 Amec Foster Wheeler Annual report and accounts 2014 Trading profit and trading margin £m unless stated 2014 2013 Change Underlying change1 Revenue 3,993 3,974 0% Flow-through procurement (73) (120) Scope revenue1 3,920 3,854 +2% +1% Profit before net financing expense 148 243 – Intangibles amortisation 49 47 – Net asbestosrelated costs 8 – – Exceptional items 94 25 – Share of trading profit of joint ventures 22 28 Trading profit1 321 343 -6% Trading margin1 8.2% 8.9% -70 bps Order book £6.3bn £4.1bn +55% 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Trading profit decreased by 6% to £321m (2013: £343m). Trading margin decreased by 70 basis points to 8.2% (2013: 8.9%). In Americas, trading profit fell due to the impact of currency translation and lower levels of activity in Oil & Gas and Mining, being partially offset by increased work in Clean Energy. Trading margin declined partially due to this change in market mix towards lower margin Clean Energy and because of the timing of large contract close-outs, which were particularly favourable in 2013. In Europe, trading profit and trading margin both increased compared with 2013, largely as a result of the nonrecurrence of the losses from the Teesside Gas Processing Plant contract. In the Growth Regions, trading profit fell due to the impact of currency translation and a lower contribution from Clean Energy and E&I. Compared with 2013, Growth Regions trading margin fell due to pricing pressure from customers and investment for growth. Currency exchange rate movements reduced trading profit by £22m in 2014 compared with 2013. Financial review continued Amortisation and impairment of intangible assets Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test. No impairment was recognised in either 2014 or 2013. Intangibles amortisation was £49m (2013: £47m). Whilst an additional amortisation expense of £11m was recognised on the intangible assets acquired with Foster Wheeler and there was the full-year amortisation of intangible assets recognised in acquisitions completed in 2013, the year-on-year change was reduced because the amortisation expense in 2013 included the accelerated amortisation of certain intangible assets. We expect the full-year impact of the amortisation of intangible assets acquired with Foster Wheeler to be approximately £85m. Asbestos-related costs (net of insurance recoveries) During 2014, the Group recognised net asbestos-related costs of £8m (2013: £nil) in profit before net financing expense, which largely related to the reduction between the acquisition date and the year-end date in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler. In addition, the Group recognised an asbestos-related interest expense of £1m (2013: £nil). Exceptional items Net exceptional costs totalling £98m (2013: £25m) were recognised in arriving at profit before tax from continuing operations, as follows: X costs of £41m in relation to the acquisition of Foster Wheeler (including transaction costs of £37m within administrative expenses and acquisition-related facility fees amortisation of £4m within net financing expense); X costs of £35m relating to the integration of AMEC and Foster Wheeler (including internal staff costs associated with identifying and achieving cost synergies); X costs of £6m incurred in completing the restructuring of AMEC’s business onto a geographical basis; and X a net loss of £16m on the exit of businesses, comprising a loss of £21m on businesses sold in the year (principally the reverse premium payable on exit from the Group’s investment in the Lancashire Waste project), which was partially offset by a gain of £5m on the release of a provision no longer required in respect of a business closed in a previous year.

Strategic report: performance review 33 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Net financing expense Net financing expense was £5m (2013: £2m), including net bank interest payable of £7m (2013: £2m), net foreign exchange losses of £nil (2013: £1m), and net interest income on pension assets and liabilities of £2m (2013: £1m). In 2014, net financing expense also included a net expense of £1m (2013: £nil) due to the unwinding of the discount on asbestos-related liabilities (net of insurance recoveries). A net currency exchange loss of £4m (2013: loss of £1m) was recognised in the translation reserve in respect of foreign currency borrowings and derivatives held in designated net investment hedging relationships. Share of results of joint ventures The Group’s share of joint ventures’ profit for the year was £12m (2013: £14m). Profit before tax Profit before tax was £155m (2013: £255m) after intangibles amortisation of £49m (2013: £47m), net asbestos-related costs and interest expense of £9m (2013: £nil), exceptional items of £98m (2013: £25m) and the Group’s share of joint ventures’ tax expense of £6m (2013: £5m). Adjusted profit before tax was 5% lower at £317m (2013: £332m), reflecting the overall decline in the Group’s trading performance in 2014 compared with 2013. Taxation Our tax policy is to manage our obligations in compliance with all relevant tax laws, disclosure requirements and regulations. We seek to ensure that our approach to tax and the tax payments that we make in all territories in which we have operations are fully consistent with local requirements, taking into account available tax incentives and allowances, and are aligned with the Group’s wider business strategy. We seek to develop good, open working relationships with tax authorities and to engage with them proactively, recognising that tax legislation can be complex and may be subject to differing interpretations. During 2014, there was a tax credit on exceptional items of £6m (2013: tax charge of £6m), and a tax credit of £12m on intangibles amortisation (2013: £20m). In addition, there was an exceptional tax charge of £16m in 2013. The Group’s share of joint ventures’ income tax expense was £6m (2013: £5m). The Group’s effective tax rate on continuing operations (including its share of joint ventures’ income tax expense but before exceptional items, intangibles amortisation and asbestos-related items) increased to 23.0% (2013: 21.9%). The increase principally reflected reduced prior period credits which result from agreement of historical items with various tax authorities. In addition, 2013 included a credit following a reduction in the tax rate applied to the UK pension surplus which was not repeated in 2014. Profit for the year from continuing operations Profit for the year from continuing operations was £106m (2013: £186m) after intangibles amortisation of £49m (2013: £47m), the net asbestos-related expense of £9m (2013: £nil), net exceptional items of £98m (2013: £25m), and an income tax credit on those items of £18m (2013: charge of £2m). Adjusted profit for the year from continuing operations was 6% lower at £244m (2013: £260m). Non-controlling interests During 2014, there was a loss of £3m attributable to noncontrolling interests (2013: loss of £1m). Earnings per share Diluted EPS was 26.5p (2013: 59.8p), comprising earnings per share of 35.1p (2013: 62.5p) from continuing operations and a loss of 8.6p (2013: 2.7p) from discontinued operations. Adjusted diluted EPS from continuing operations was lower at 79.5p (2013: 87.2p), due to the decline in the profit for the year from continuing operations and the increase in the number of shares in issue as a consequence of the acquisition of Foster Wheeler. Dividend The board recommends a final dividend of 28.5p per share, which, together with the interim dividend of 14.8p per share, results in a total dividend of 43.3p per share (2013: 42.0p), an increase of 3%. Subject to approval by shareholders at the AGM on 14 May 2015, the final dividend will be payable on 2 July 2015 to shareholders on the register at the close of business on 29 May 2015. Dividend cover for 2014 is 1.8 times (2013: 2.1 times) based on adjusted diluted EPS from continuing operations. Going forward, the board expects to maintain a progressive dividend policy whilst maintaining dividend cover at around two times adjusted diluted EPS from continuing operations.

34 Amec Foster Wheeler Annual report and accounts 2014 Financial review continued Europe £m unless stated 2014 2013 Change Underlying change1 Revenue 1,119 1,227 -9% -8% Profit before net financing expense 70 63 – Intangibles amortisation 17 17 – Exceptional items 3 1 – Share of trading profit of joint ventures 11 12 Trading profit1 101 93 +9% Trading margin1 9.1% 7.6% +150bps Order book £1.8bn £1.7bn +3% 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Revenue in Europe fell by 9% to £1,119m (2013: £1,227m), primarily due to the reduced level of Oil & Gas activity in the North Sea. Underlying revenue declined by 8%. Trading profit increased by 9% to £101m (2013: £93m). Trading margin was 9.1%, up 150 basis points compared with 2013, largely as a result of the non-recurrence of losses from the Teesside Gas Processing Plant. Growth Regions £m unless stated 2014 2013 Change Underlying change1 Revenue £m 590 536 +10% +18% Profit before net financing expense 20 10 – Intangibles amortisation 4 12 – Exceptional items 2 7 – Share of trading profit of joint ventures 4 4 Trading profit1 30 33 -9% Trading margin1 5.1% 6.2% -110ps Order book £0.9bn £0.9bn 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Revenue in Growth Regions improved by 10% to £590m (2013: £536m), primarily driven by increased revenue from Oil & Gas activities in the Middle East and a partial recovery in Mining revenue in Australia. Underlying revenue increased by 18%, principally due to the exclusion of adverse currency exchange rate movements. Trading profit fell by 9% to £30m (2013: £33m), reflecting lower contributions from Clean Energy and E&I. Trading margin was 5.1%, down 110 basis points compared with 2013, due to pricing pressure from customers and investment for growth. Results by operating segment Americas £m unless stated 2014 2013 Change Underlying change1 Revenue 2,072 2,247 -8% Flow-through procurement (73) (120) Scope revenue1 1,999 2,127 -6% +4% Profit before net financing expense 195 211 – Intangibles amortisation 17 18 – Exceptional items (6) 10 – Share of trading profit of joint ventures 1 2 Trading profit1 207 241 -14% Trading margin1 10.2% 11.3% -110bps Order book £1.2bn £1.4bn -14% 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Revenue in Americas was £2,072m (2013: £2,247m), a decline of 8%. Excluding flow-through procurement, the effect of acquisitions and currency movements, underlying revenue was up 4%. Growth in underlying revenue in Clean Energy and E&I was partially offset by declines in Oil & Gas and Mining. Trading profit fell by 14% to £207m (2013: £241m), largely as a result of the reduced levels of activities in Oil & Gas and Mining. Trading margin was 10.2%, down by 110 basis points compared with 2013. Trading margin declined principally due to increased weighting of lower-margin Clean Energy in the product mix and due to the timing of large contract close-outs, which were particularly favourable in 2013.

Strategic report: performance review 35 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Acquisitions Acquisition of Foster Wheeler On 13 November 2014, the Group acquired a 95.3% interest in Foster Wheeler AG by way of a public tender offer. Consideration payable for the interest acquired totalled £1,915m, of which £979m was settled in cash, £919m was settled by the issue of approximately 85m of the Company’s ordinary shares and ADSs and £17m was settled by the grant of replacement share options and awards. Management’s preliminary assessment shows that the net identifiable assets of Foster Wheeler amounted to £362m at the acquisition date. Adjustments made in the purchase price allocation included the recognition of identifiable intangible assets of £738m, an increase in net asbestos-related liabilities of £178m, additional provisions for project litigation of £66m and provisions for unfavourable property leases of £70m. As at 31 December 2014, provisional goodwill of £1,583m was recognised on the acquisition of Foster Wheeler. Acquisition costs relating to Foster Wheeler totalling £37m were recognised within administrative expenses during 2014. In January 2015, the Group acquired the remaining 4.7% interest in Foster Wheeler AG by way of a ‘squeeze-out merger’ under Swiss law for consideration of £85m, of which £51m was paid in cash and £34m was settled by the issue of 4.3 million of the Company’s ordinary shares and ADSs. Further details of the acquisition of Foster Wheeler are set out in note 24 to the consolidated financial statements. Acquisition of Scopus On 15 December 2014, the Group acquired the entire issued share capital of Scopus Group (Holdings) Limited for £68m in cash (of which payment of £1m is deferred until the first anniversary of the acquisition). Management’s preliminary assessment shows that the net identifiable assets of Scopus amounted to £34m at the acquisition date. As at 31 December 2014, provisional goodwill of £34m was recognised on the acquisition of Scopus. Liquidity and capital resources Cash flow Trading cash flow Trading cash flow was lower at £283m (2013: £341m), principally due to the reduction in trading profit and an increase in working capital of £31m. Cash conversion fell back to 88% (2013: 99%). Cash generated from operations Cash generated from operations was £200m (2013: £292m), a decrease of £92m which was largely due to the £58m decline in trading cash flow and the increase of £37m in the cash outflow on exceptional items (principally acquisition-related costs). E&C Services and Global Power Group E&C Services and Global Power Group are Foster Wheeler business units and therefore contributed to the Group’s performance only for the final seven weeks of the year following the acquisition of Foster Wheeler in November 2014. E&C Services contributed revenue of £221m and a trading profit of £4m (before intangibles amortisation of £7m). As at 31 December 2014, the value of E&C Services’ order book was £2.0bn. Global Power Group contributed revenue of £53m and a trading profit of £2m (before intangibles amortisation of £4m). As at 31 December 2014, the value of Global Power Group’s order book was £0.4bn. Investment Services During the periods under review, Investment Services principally comprised the Incheon Bridge PPP project in Korea and the Lancashire Waste project (which the Group exited in 2014), the Group’s insurance captive, the Group’s wind development activities and a range of other non-core activities. Revenue in Investment Services was £6m (2013: £6m). Investment Services incurred a loss before net financing expense of £16m (2013: £3m), after deducting an exceptional loss on disposals of businesses of £21m (2013: £nil). Trading profit was £8m (2013: £11m), of which £3m (2013: £7m) was derived from joint ventures. Discontinued operations Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, together with the UK conventional power business that was classified as a discontinued operation during 2013. Discontinued operations generated a trading loss before tax of £10m (2013: loss of £10m) and after a tax credit of £2m (2013: £2m) generated a loss for the year of £8m (2013: loss of £8m). During 2014, negative revenue of £13m was recognised due to the settlement of final accounts and additional provisions on certain contracts within the UK conventional power business. Discontinued operations included a loss on disposals of £23m (2013: loss £6m) arising from additional indemnity provisions and costs associated with businesses sold in prior years. In 2014, the loss on disposals included a provision of £11m in respect of a new claim received in the year related to a contract completed by the Built Environment business which was sold in 2007. Discontinued operations generated an overall loss for the year of £27m (2012: £8m).

36 Amec Foster Wheeler Annual report and accounts 2014 Net (debt)/cash comprised: As at 31 December 2014 £m 2013 £m Cash balances 516 250 Bank overdrafts – (9) Bank loans (net of facility fees) (1,258) (120) Finance lease obligations (61) – Net (debt)/cash (803) 121 Cash balances We manage our cash balances such that there is no significant concentration of risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that hold the Group’s deposits. Similar consideration is given to the Group’s portfolio of derivative financial instruments. As at 31 December 2014, the Group had cash balances totalling £516m (2013: £250m), of which 85% was held in institutions with a long term credit rating of at least A- (or equivalent) by at least two of Standard & Poor’s, Moody’s or Fitch. Borrowings Borrowing facilities We seek to maintain a balanced capital structure comprising a mix of debt and equity, which is determined by considering the Group’s business profile and strategy, financial policies and the availability and cost of funding. We expect the Group’s long-term net debt to be no more than two times trading profit. Whilst we may choose to exceed this limit if required, we would expect any such increases to be temporary given the Group’s net trading cash inflows. As at 31 December 2014, the Group had committed banking facilities of £1,863m (2013: £477m). In February 2014, the Group entered into a US$2,160m credit facility agreement with a syndicate of lenders. In July 2014, the facility agreement was amended to, among other things, increase the financing available under the facility to US$2,260m. As at 31 December 2014, the facilities available under the agreement were as follows: X Facility A, a US$250m bridge to cash facility maturing August 2015; X Facility B, a US$830m bridge facility maturing February 2015 (with two six-month extensions available at the Group’s option); X Facility C, a US$830m term loan maturing in equal instalments in 2017, 2018 and 2019; and X Facility D, a US$350m revolving credit facility maturing May 2016. Financial review continued Capital expenditure Capital expenditure was £31m (2013: £23m). Additionally, in 2014, purchases of computer software amounting to £33m were financed using deferred payment arrangements. Acquisitions and disposals Cash consideration paid on the acquisition of business was £1,049m, which comprised £982m for Foster Wheeler (including a currency hedging loss of £3m) and £67m for Scopus. During 2014, the net cash outflow on acquisitions was £781m (2013: £21m), after deducting cash and cash equivalents of £268m (2013: £nil) held by the acquired businesses. Also, during 2014, there was a cash outflow of £23m (2013: outflow of £4m) in relation to businesses sold, which principally related to the reverse premium paid to exit Lancashire Waste. After taking into account debt owed by acquired businesses, the effect of acquisitions and disposals was to increase the Group’s net debt by £876m (2013: £31m). Movement in net (debt)/cash The movement in net (debt)/cash may be analysed as follows: Year ended 31 December 2014 £m 2013 £m Trading cash flow 283 341 Net asbestos-related payments (5) – Excess of retirement benefit contributions over current service cost (2) – Cash outflow on exceptional items (58) (21) Legacy settlements and discontinued operations (9) (14) Dividends received from joint ventures (14) (8) Exchange rate movements 5 (6) Cash generated from operations 200 292 Income taxes paid (net) (54) (52) Interest paid (net) (3) (2) Capital expenditure (net of disposals) (31) (22) Acquisitions and disposals (net) (876) (31) Ordinary dividends (124) (108) Net share movements 6 (40) Exchange and other movements 7 5 Cash movement in net (debt)/cash (875) 42 Non-cash movements (49) (20) Movement in net (debt)/cash (924) 22 Opening net (debt)/cash 121 99 Closing net (debt)/cash (803) 121

Strategic report: performance review 37 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Facilities A, B and C were for the purpose of financing the acquisition of Foster Wheeler, including the payment of all fees, costs and expenses associated with the acquisition and the repayment of the Group’s £100m 12-month term loan that matured in April 2014. Facility D is available for general corporate purposes but may not be used for the same purposes as Facilities A, B and C. Facility D is currently utilised only for providing bank guarantees. We extended Facility B for six months in February 2015 and intend to refinance this facility in the capital markets during 2015. We also have a five-year £377m multi-currency revolving credit facility that matures in July 2017. As at 31 December 2014, the Group had committed borrowing headroom of £440m (in addition to cash balances of £516m): Facility £m Drawings £m Headroom £m Credit facility agreement – Facility A 160 (70) 90 – Facility B 532 (532) – – Facility C 532 (532) – – Facility D 225 (157) 68 Revolving credit facility 377 (95) 282 Project debt 37 (37) – Finance leases 61 (61) – Committed facilities 1,924 (1,484) 440 Uncommitted facilities 30 – 30 Total facilities 1,954 (1,484) 470 Interest rate profile The majority of the Group’s borrowings are denominated in US dollars and bear interest at floating rates. Our policy is to maintain between 30% and 70% of the Group’s borrowings at fixed rates of interest. We achieve this by using interest rate swaps and other interest rate derivatives. As at 31 December 2014, only 23% of the Group’s borrowings were effectively at fixed interest rates but we increased this proportion above 30% in January 2015. As at 31 December 2014, the weighted average effective cost of the Group’s outstanding borrowings was 2.0% and the effective interest maturity was 19 months. Borrowing covenants We are subject to customary covenants, representations and warranties in relation to our borrowing facilities. Our debt financing facility contains certain financial covenants as defined in the facility agreement including: X the ratio of consolidated net total borrowings to adjusted consolidated EBITDA must not exceed 3.25 times EBITDA; and X the ratio of consolidated EBITDA to consolidated net finance costs must not be less than 3.0 times. We satisfied these financial covenants by a comfortable margin for the year ended 31 December 2014. Currency profile of debt We aim to maintain the currency of the Group’s debt in proportion to the currencies in which the net assets of the Group’s businesses are denominated. We achieve the desired currency profile of the Group’s debt by entering currency derivative contracts. As at 31 December 2014, the effect of our hedging activity on the currency profile of the Group’s debt was as follows: Debt before hedges £m Effect of hedges £m Debt after hedges £m Currency: – Sterling 116 71 187 – US dollar 1,161 (494) 667 – Euro 42 192 234 – Canadian dollar – 231 231 1,319 – 1,319 Other assets and liabilities Goodwill and other intangibles As at 31 December 2014, the carrying amount of goodwill was £2,390m (2013: £757m), with the increase during the year principally due to the addition of the goodwill recognised on the acquisition of Foster Wheeler (£1,583m) and Scopus (£34m). As at 31 December 2014, the carrying amount of other intangibles was £929m (2013: £150m), which comprised acquired identifiable intangible assets of £851m (2013: £113m) and computer software of £78m (2013: £37m). We recognised identifiable intangible assets amounting to £738m on the acquisition of Foster Wheeler and £31m on the acquisition of Scopus, which principally comprised customer relationships, brands and trademarks and their respective order backlogs. Whilst additions to other intangible assets were significant, the amortisation expense increased only slightly to £49m (2013: £47m) because both Foster Wheeler and Scopus were acquired late in 2014. Research and development Our engineering, project management and consultancy businesses seek to develop advanced engineering solutions for our customers targeted towards the achievement of new or improved functions and performance of their assets. Our businesses are involved in front-end and detailed engineering design and implementation and testing activities across a broad range of markets including the Oil & Gas, Mining and Clean Energy sectors. GPG also conducts research and development activities in the areas of combustion; solid, fluid and gas dynamics; heat transfer; materials; and solid mechanics. GPG licenses its technology to a limited number of third parties in select countries or markets. In the UK, the US and Canada, the Group claims research and development government credits. Research and development expenditure net of amounts recoverable from customers and government credits claimed is not material to the Group’s operating results.

38 Amec Foster Wheeler Annual report and accounts 2014 Property, plant and equipment As at 31 December 2014, property, plant and equipment amounted to £157m (2013: £39m), with the increase during the year largely due to property amounting to £84m and plant and equipment amounting to £34m acquired with Foster Wheeler and Scopus. We hold the majority of the properties through which the Group operates under operating leases which are for varying periods and on differing terms. The Group has a network of over 350 offices worldwide, which range from regional hubs, with a headcount of between 1,000 and 2,500 employees, to smaller offices with more local focus. It is expected that the number of properties that are occupied by the Group will be reduced following the integration of Foster Wheeler’s businesses. Due to the geographical spread of the Group’s operations, there is no individual facility the loss of which would have a material adverse impact on the Group’s operations. Equally, there are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect the Group’s operations. Post-retirement benefits The Group has a number of defined benefit pension plans in a number of countries. Following the acquisition of Foster Wheeler, there are three principal plans: two in the UK and one in the US. Each of these plans is closed to new entrants and the two Foster Wheeler plans are also closed to future service accruals. As at 31 December 2014, the net deficit on the Group’s defined benefit pension plans amounted to £86m (2013: net surplus of £40m). During 2014, the Group contributed £32m (2013: £29m) to defined benefit pension plans and expects to contribute £33m in 2015, including special contributions of £6m. Further information on the Group’s retirement benefit plans is provided in note 14 to the consolidated financial statements. Asbestos-related obligations Both AMEC and Foster Wheeler are subject to claims by individuals who allege that they have suffered personal injury from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of their subsidiaries during the 1970s and earlier. As at 31 December 2014, the Group recognised: X asbestos-related liabilities of £407m (after the effect of discounting of £76m), which included estimates of indemnity amounts and defence costs for open and yet to be asserted claims expected to be incurred in each year in the period to 2050; and X insurance recoveries of £107m (after discounting of £4m). Provisions Provisions held at 31 December 2014 amounted to £696m (2013: £163m), with the substantial increase during the year arising principally due to the recognition of obligations assumed on the acquisition of Foster Wheeler. Otherwise, additional provisions of £20m were recognised in relation to businesses sold in prior years and additional provisions of £5m were recognised in relation to the Group’s insurance captive. Unutilised provisions amounting to £11m were released during 2014. Provisions may be summarised as follows: As at 31 December 2014 £m 2013 £m Asbestos-related litigation 372 12 Project litigation 120 37 Obligations relating to disposed businesses 87 71 Property-related provisions 85 8 Other provisions 32 35 696 163 Details of the provisions held by the Group are set out in note 21 to the consolidated financial statements. Non-controlling interests As at 31 December 2014, non-controlling interests in equity amounted to £29m (2013: £2m), with the increase during the year being principally due to the addition of the 4.7% noncontrolling interest in Foster Wheeler AG that existed when the Group took control of Foster Wheeler in November 2014 and was subsequently acquired by the Group in January 2015. Distributable reserves As at 31 December 2014, the Company’s distributable reserves stood at £726m (2013: £842m). £m As at 31 December 2013 842 Dividends paid during 2014 (124) Dividends received from subsidiaries 75 Transaction and integration costs (50) Other costs (17) As at 31 December 2014 726 During 2012, the Company generated a significant profit from a group restructuring which becomes distributable as qualifying consideration is received by the Company in settlement of the associated loan. During 2014, the Company received £nil (2013: £163m). Financial review continued

Strategic report: performance review 39 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information Contractual obligations As at 31 December 2014, the Group’s contractual obligations were as follows: Earliest period in which payment due Total £m Less than one year £m Between one and two years £m Between two and five years £m After more than five years £m Bank and other loans – Principal 1,267 706 5 545 11 – Interest1 57 11 13 22 11 Derivative financial instruments1, 2 19 15 2 2 – Finance leases 80 12 12 35 21 Operating leases 472 99 108 141 124 Post-retirement benefits3 33 33 – – – Total4 1,928 876 140 745 167 1 Floating rate interest payments and payments on the floating rate legs of interest rate derivatives are estimated based on market interest rates as at 31 December 2014. 2 Payments on foreign currency derivatives are estimated based on market exchange rates as at 31 December 2014. 3 Post-employment benefit obligations represent contributions to which the Group is committed and are not subject to potential future adjustment to reflect investment performance and other actuarial factors. 4 Future payments relating to the Group’s uncertain tax positions are not included because it is not practicable to estimate reliably the timing of these cash outflows. Off-balance sheet arrangements At 31 December 2014, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Details of the Group’s operating lease commitments are set out in note 25 to the consolidated financial statements. Outlook for 2015 During the remainder of 2015, we expect to see a continuation of recent trends – with growth in Clean Energy, downstream and Middle Eastern Oil & Gas markets offsetting tougher conditions elsewhere. We expect this mix of performance, together with the increased customer pricing pressure and cost saving plans, to lead to a modest reduction in like-for-like trading margins. On current market forecasts, the reversal of the currency headwinds we experienced in 2014 will add approximately £150m to the Group’s scope revenue in 2015. Going concern Based on internal forecasts and projections that take into account reasonably possible changes in the Group’s trading performance, the directors consider that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the Company’s and the Group’s financial statements. We outline on pages 21 to 23 the principal risks and uncertainties that may affect the Group’s results, cash flows and financial position.

40 Amec Foster Wheeler Annual report and accounts 2014 The Americas is the largest business unit, with material market positions in each of our four core markets: Oil & Gas, Mining, Clean Energy, and Environment & Infrastructure. Our business units from 1 January 2015 Northern Europe and CIS Americas 2014 Scope Revenue1 % Oil & Gas Mining Clean Energy Environment & Infrastructure 41 13 30 16 Our 12,000 people focus on three key markets: Oil & Gas, Clean Energy, and Environment & Infrastructure. Our newly combined capabilities give us real opportunities to deliver new and existing services for our customers in all these markets. We have around 16,000 expert employees in over 150 offices; geographically our region covers northern Canada to southern Chile and from Vancouver Island to Newfoundland. Our experts support our customers in consulting, through the EPC project lifecycle (including engineering, procurement, project management and construction), into operations & maintenance, and remediation and reinstatement. Key Oil & Gas projects currently underway include oil sands work for Imperial Oil, Syncrude, CNRL, Suncor and Shell among others, and the provision of consulting and project services in US shale gas. In downstream, we continue to work on the Propane Dehydrogenation project in Texas for Enterprise Products and projects for Lyondell Bassell and Dow. In Latin America we continue to build our relationship through project activity with PEMEX in Mexico and Ecopetrol in Colombia. Mining activity in project delivery include a number of copper, gold and potash EPCM projects for Codelco, Newmont, Thompson Creek, PotashCorp and K+S Potash. In E&I site remediation programme for Honeywell and Duke. Contracts won in the past 12 months include the speciality construction contract for the US Space Fence Program, EPCM for Rainy River Gold project in Canada and engineering and design work for the secondary ore processing facility at Chuquicamata copper concentrator. Key projects worked on during the year include BP’s Clair Ridge, GDF Suez Cygnus fields in the North Sea, continuing work on long-term brownfield engineering contracts with Talisman and Shell ONEgas. New projects included an EPCM award for the Shah Deniz 2 topsides for BP in Azerbaijan, and front-end engineering and design for Chevron’s Captain expansion six-year brownfield contract with Nexen for the UK North Sea. Beyond oil & gas projects, on-going clean energy projects include reactor services support work for EDF’s nuclear power stations in the UK. New projects include the owner’s engineer role for PGE Polska on its potential nuclear new build programme in Poland, environmental impact assessments for Nugen for its nuclear new build programme in the UK, and an EPC contract with Sellafield for the Box encapsulation project. We also signed a specialist technical services framework for the UK MoD and a framework agreement with National Grid for high voltage cables. 2014 Scope Revenue1 % Oil & Gas Clean Energy Environment & Infrastructure 74 22 4 1 Non-IFRS measure (see Performance measures on pages 169 to 172)

Strategic report: performance review 41 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Additional information AMEA and Southern Europe Global Power Group We now have enhanced capabilities and significantly increased customer reach which positions us well for growth across all of our four markets – Oil & Gas, Mining, Clean Energy, and Environment & Infrastructure. We have world class capabilities in the design, supply and erection of boilers, auxiliary steam and air pollution control equipment, including a wide range of aftermarket products and services. Customers include utilities, independent power producers, and industrial concerns. This is a diverse region with over 9,000 employees spread across more than 40 locations. Key projects include providing asset support for ConocoPhillips’ Bayu-Undan gas facilities in East Timor Sea, operational readiness services for Chevron’s Wheatstone facility offshore Australia, and onshore turnaround and maintenance support to ENI’s onshore gas treatment plant and offshore unmanned wellhead platform, also in Australia. In the Middle East, we are providing support to KNPC’s new oil refinery at Al Zour and KOC’s major projects programme. New projects this year in Australia include: EPCM work on Arrow’s expansion of its Daandine, and front end engineering for the Surat coal seam gas projects and early stage project work with Rex Minerals at the Hillside copper project. In China we have worked on a new pipe rack project at the Zhongtian Hechuang coal to gas plant and signed a memorandum of understanding with the China National Nuclear Corporation to work with them on life extension and decommissioning. Our 2,600 people are spread across 11 engineering and service centres and four manufacturing facilities in eight countries. We have a record of competitively delivering projects virtually anywhere in the world. We have world-class capabilities in the design, supply and erection of boilers, auxiliary steam and air pollution control equipment (APC) including a wide range of aftermarket products and services. Our products and services enable utilities, independent power producers (IPP), and industrial clients achieve their power, process steam and environmental goals. Significant projects include the Samcheok green power project in South Korea and the Lagisza power plant in Poland. We see growth in several areas of our served markets including opportunities to expand our Circulating Fluidised Bed (CFB) into the large supercritical utility sectors in Asia and the Middle East (petroleum coke), the industrial boiler sectors in North America and new natural gas power gas generation globally. 2014 Scope Revenue1 % Oil & Gas Mining Environment & Infrastructure 80 12 8 Director’s approval statement The strategic report, as set out on pages 1 to 41, has been reviewed and approved by our board of directors. Samir Brikho Chief Executive 26 March 2015 1 Non-IFRS measure (see Performance measures on pages 169 to 172)

To be successful we need to ensure we have global reach and long-standing relationships with our customers. Today, ours span all forms of oil company and we operate in some 50 countries, with 40,000 employees covering around 100 nationalities. Our strong partnership with BP sees Amec Foster Wheeler engaged in the second phase of the Clair Ridge oilfield off the Shetland Islands in North East Scotland, UK. 42

Financials Governance Additional information Strategic report: performance review 43 Connected excellence through global capabilities Our scope of work includes engineering and project management services for detail design, procurement supply chain, hook-up and commissioning for topside installations and a bridge link between the two new platforms.

44 Amec Foster Wheeler Annual report and accounts 2014 Effective governance is the mainstay of all successful companies, and your board takes its responsibilities very seriously, carefully outlining its goals and agenda at the start of the year and then measuring its performance against these as the year progresses. Dear shareholder, It is important that the right tone is set by the board and equally important that strong governance frameworks are applied throughout the group. This report explains how the Amec Foster Wheeler group is governed by setting out details of the work of the board over the last year and the processes adopted by the board. It is considered best practice for boards to engage an external specialist to review their activity every three years. In 2014 we engaged Lintstock to assist us in this. We utilise their services on an annual basis and this year the board effectiveness review was facilitated by way of a number of detailed questionnaires. In 2015 the process will be more in-depth and will also involve externally facilitated face-to-face interviews. In 2014 your board undertook reviews of the terms of reference of the board and management committees, including the membership of each, to ensure that the most effective use was being made of each of the non-executive directors’ time. This takes into account the additional requirements following the completion of our acquisition of Foster Wheeler AG, and has included the creation of a disclosure committee (see page 76). Such continual appraisal of the constitution of your board has resulted in more diverse discussions and expertise from which to draw and I have been pleased to welcome Stephanie Newby and Kent Masters to our ranks. Your board has also continued its practice of formally reviewing the company’s strategy on an annual basis. This not only provides appropriate context in which corporate transactions, such as that of Foster Wheeler, can be assessed and approved, but it also ensures that we benefit from the full range of skills and insight afforded us by each board member. Such assessment provides your board with a consistent and clear view of long-term value creation opportunities for our shareholders whilst closely monitoring potential areas of risk – for which we have further specific assessment criteria. Our approach to risk management can be found on page 20 and our key business risks can be found in each relevant section of the business model, to give you a clearer, more germane perspective on them. In my letter to you last year, I spoke about our approach to diversity and inclusion and I am pleased to report that the new operating model adopted by your company, following the inclusion of Foster Wheeler’s businesses, reinforces that approach from top down and bottom up – throughout the organisation. Embracing diversity and inclusion is one of our core values, for which everyone in the company is accountable. And, rest assured, we are not merely looking at gender diversity – where we continue to support the objectives of the Davies Report on Women on Boards. For your company it is just as important to welcome diversity of thought and inclusion as natural elements of the business matrix. Chairman’s governance overview Our health, safety, security, environmental and ethics (HSSEE) committee has an increasingly key role as the business continues to expand. In 2014 we expanded the remit of the ethics committee to include health, safety, security and environmental matters and the committee terms of reference were revised. We have taken the opportunity through the Foster Wheeler transaction to further assess our global policies and global mandatory procedures, ensuring that we benefit from best in class approach, which is clear for English and non-English speaking colleagues alike. They continue to be an important part of our governance framework and you can see this displayed in pictorial format on page 48. Your company has retained its focus on investor relations and I and senior management are all engaged in meeting regularly with and talking to our major shareholders. Having incorporated a number of suggestions made by you at last year’s annual general meeting (AGM), this year’s report is somewhat different to previous years. We now also have to adhere to the reporting requirements of the Securities and Exchange Commission (SEC) – following the successful listing of our shares in the form of American Depositary Shares on the New York Stock Exchange (NYSE) at the end of 2014. We continue to strive to make the annual report an informative guide with relevant information to assist you on your own investment deliberations, providing not only the information you need to understand our business model and strategy for growth, but also the ability to assess our performance towards our goals. I and my fellow directors believe the 2014 annual report and accounts offers you a fair, balanced and understandable presentation of your company, as we confirm in the directors’ responsibility statements on page 86. I mentioned in my statement at the front of this report and repeat here for reference that as a board, we completely support the UK Corporate Governance Code* (the Code) and believe we have complied with the provisions of the September 2012 edition throughout the year ended 31 December 2014. We are required to file an annual report in the UK, which complies with the Code, and to also file our annual report in the US on Form 20-F, which complies with the rules of the NYSE, US securities laws and the rules of the SEC applicable to foreign private issuers. We have produced a combined annual report and annual report on Form 20-F to ensure consistency in the information provided to our UK and US investors. As required by the SEC, a summary outlining the significant differences between the company’s corporate governance practices as a UK listed company and those followed by US companies can be found on page 187. Finally, may I take this opportunity of firstly reminding you that you can find additional and more in-depth information on your company’s website (amecfw.com) and that, secondly, our AGM is to be held in London, on Thursday, 14 May 2015, where I hope to see many of you in person. John Connolly Chairman 26 March 2015 * Printed copies of the Code can be obtained from www.frcpublications.com

45 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Our board of directors Our board members are selected to ensure a good mix of skills and experience. They have particular expertise in the areas in which Amec Foster Wheeler operates and in the duties and responsibilities associated with being a director of a listed company. In accordance with the recommendations of the UK Corporate Governance Code, all directors are subject to re-election at each annual general meeting of the company. John Connolly Chairman of the board, Chairman of the nominations committee and a member of the remuneration committee A chartered accountant, John spent his career until May 2011 with global professional services firm Deloitte. John joined the firm in 1980, serving in various roles of increasing responsibility. During his time at Deloitte, he held a wide range of senior leadership positions in the United Kingdom and internationally. He was Global Chairman between 2007 and 2011 and Global Managing Director from 2003 to 2007. He was Senior Partner and CEO of the UK Partnership from 1999 until his retirement from the Partnership in 2011. John is chairman of G4S plc and also of a number of private companies. Beyond commercial business roles, John is on the Board of Governors of London Business School, is Chairman of the Board of Trustees of Great Ormond Street Hospital Charity and a member of the CBI President’s Advisory Council. Term of office John was appointed as non-executive Chairman on 1 June 2011 and was considered to be independent on appointment in accordance with the requirements of the Code. His term of office was extended in March 2015 for a second three-year term to the date of the 2018 AGM. Samir Brikho Chief Executive Prior to joining Amec Foster Wheeler, Samir served in various capacities at ABB Ltd., including as a member of the group executive committee, Head of the Power Systems Division and Chairman of ABB Lummus Global, Switzerland, ABB’s international projects and services business, from 2005 to 2006, and chief executive from 2003 to 2005. Between 1999 and 2003, he was employed by Alstom S.A. in Germany, Belgium and France, first as Chief Executive Officer of ABB Alstom Kraftwerke and then as Senior Vice President, International Business and Chief International Operations Officer, leading all of Alstom’s operations abroad. He began his career in 1983 and held various senior management positions in sales and project management with ABB Ltd, culminating in the role of Senior Vice President & Managing Director of ABB Kraftwerke AG. Samir holds an engineering degree, a Master of Science in Thermal Technology from the Royal Institute of Technology in Stockholm, Sweden, and completed the Young Managers Programme at INSEAD in France in 1991. In 2000, Samir also completed a senior executive programme at Stanford University, US. Term of office Samir was appointed Chief Executive on 1 October 2006 and has no fixed term of office. His service contract is terminable on six and twelve months’ notice by him and the company respectively. External appointments Samir has been an independent non-executive director of Skandinaviska Enskilda Banken AB (SEB) since March 2013 and a member of the advisory board of Stena AB since February 2011. He is a UK Business Ambassador, co-chairman of both the UAE-UK Business Council and the UK-Korea CEO Forum, and is a director of the UK–Japan 21st Century Group. He is chairman of the Step Change Charity and co-chair of the World Economic Forum’s Infrastructure & Urban Development Industries Committee.

46 Amec Foster Wheeler Annual report and accounts 2014 Our board of directors continued Ian McHoul Chief Financial Officer Ian qualified as a Chartered Accountant with KPMG in 1984. His early career was spent in the brewing industry. Between 1985 and 1995 he held various positions with the Foster’s Brewing Group, including General Manager, Strategy. He was Finance & Strategy Director of the Inntrepreneur Pub Company Limited from 1995 to 1998 and then served at Scottish & Newcastle plc from 1998 to 2008, first as Finance Director of Scottish Courage and later as Group Finance Director of Scottish & Newcastle plc. Ian holds a BSc in Mathematics from the University of Bristol. Term of office Ian was appointed Chief Financial Officer on 8 September 2008 and has no fixed term of office. His service contract is terminable on six and twelve months’ notice by him and the company respectively. External appointments Ian has been a non-executive director of Britvic plc since March 2014 and was a non-executive director of Premier Foods plc from July 2004 to April 2013. Linda Adamany Non-executive Director, Chairman of the health, safety, security, environmental and ethics (HSSEE) committee and a member of the audit and nominations committees Linda has over 35 years’ business experience, with 27 in the international energy sector. Between 1980 and 2007 Linda held a number of executive positions at BP plc in the UK and the US. During that time, she held various executive roles in refining and marketing, exploration and production and petrochemicals, including Chief Executive of BP Shipping and Group Vice President and Commercial Director, BP Refining & Marketing. In March 2013, Linda was appointed a non-executive director of Coeur Mining, Inc., a US based publicly quoted primary silver producer, where she serves as chairman of the audit committee and is a member of the environmental, health, safety and social responsibility committee. In March 2014, Linda was appointed to the board of directors of Leucadia National Corporation, a US based, NYSE listed, diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, where she is a member of the audit and the nominating and corporate governance committees. From 2006 to 2012, prior to joining Amec Foster Wheeler, Linda was a non-executive director of National Grid plc and a member of their audit, nominations and safety, environment and health committees. Linda is a qualified accountant (CPA) with a BSc in Business Administration from John Carroll University, Ohio, and has also undertaken post-graduate, non-degree executive programmes at Harvard, Cambridge and Tsinghua universities. Term of office Linda was appointed a non-executive director on 1 October 2012 for an initial term of three years, which will end at the 2016 AGM. Neil Carson Non-executive Director and a member of the audit, remuneration and health, safety, security, environmental and ethics (HSSEE) committees Neil was Chief Executive of Johnson Matthey Plc, the FTSE 100 speciality chemical company, from 2004 to June 2014 and stepped down as a member of the board in September 2014. He joined the company in 1980 after completing an engineering degree and held a number of senior management positions in both the UK and the US, including Managing Director of Catalysts & Chemicals from 1999 to 2004 and Division Director of Catalytic Systems from 1997 to 1999. In July 2014, Neil became a nonexecutive director of PayPoint plc, where he also serves as chairman of the remuneration committee and senior independent director. He is also co-chair of the Chemistry Growth Partnership, which is working with the government to stimulate growth in the industry in the United Kingdom. He was previously a founding member of the Prince of Wales’ Corporate Leaders Group on Climate Change. Neil received an engineering degree from Lanchester Polytechnic (now Coventry University) and has been awarded an Honorary Doctor of Business Administration from Anglia Ruskin University. Term of office Neil was appointed a non-executive director on 31 August 2010. His term of office was extended in February 2014 for a second three-year term to the date of the 2017 AGM. As announced on 20 March 2015, Neil will take on the roles of Senior Independent Director and Chairman of the remuneration committee at the conclusion of the 2015 AGM. Colin Day Non-executive Director, Chairman of the audit committee and a member of the remuneration and nominations committees Colin has more than 25 years of experience of blue chip companies including Aegis Group Plc, ABB Group, De La Rue Group Plc and British Gas. Colin was appointed Chief Executive Officer of Essentra plc (formerly Filtrona plc) on 1 April 2011, prior to which he was Chief Financial Officer of Reckitt Benckiser Group plc from 2000 to 2011. Between 1995 and 2000, he served as Group Finance Director of Aegis Group plc. He spent six years in a number of divisional finance director positions with ABB Group and served as Group Finance Director of ABB Kent Instrumentation and ABB Kent plc from 1988 to 1994. Colin started his career in 1973 as a trainee accountant at Kodak. He is a Fellow of the Association of Chartered Certified Accountants and holds an MBA from Cranfield School of Management, UK. Colin has been a director of FM Global since January 2014 and a non-executive director of WPP Group plc since 2005. Colin was appointed to the FRC Audit Advisory Group on 3 July 2014. Term of office Colin was appointed a non-executive director on 14 October 2010. His term of office was extended in February 2014 for a second three-year term to the date of the 2017 AGM.

47 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information We will continue to seek to build upon and complement the board’s existing skills set with a focus on increasing diversity whether this is through gender, race, nationality or general background. The review of the effectiveness of the board in 2014 identified the need for additional expertise in oil and gas markets and this will be the focus of future appointments. Independence of non-executive directors The board considers that, with the exception of Kent Masters, the non-executive directors are independent and free from any relationships or circumstances that could affect their independent judgement. Kent’s previous employment by Foster Wheeler precludes him from meeting the required independence criteria. Stephanie Newby Non-executive Director, member of the audit and health, safety, security, environmental and ethics (HSSEE) committees Stephanie is the Chief Executive Officer of Crimson Hexagon, a big data social analytics company. She is the founder of Golden Seeds LLC, which has provided investment capital to early stage, high growth companies since 2004 and is a Managing Partner of its venture capital funds. Prior to that, she spent 20 years working in the financial services industry in Sydney, London and New York, with the majority of her career spent with J.P. Morgan, where she headed several global businesses serving as Global Head of Futures and Options, Head of International Private Banking, Chief Operating Officer of Global Equities and Head of eCommerce. Appointed in 2004, Stephanie was a member of the Foster Wheeler AG board until the completion of the acquisition by AMEC, serving on the audit and governance and nominating committees. She also previously served as a non-executive director and member of the audit and compensation and HR committees of RiskMetrics Group, Inc. Term of office Stephanie was appointed a non-executive director on 13 November 2014 for an initial term of three years, which will end at the 2018 AGM. In accordance with the company’s articles of association, Stephanie will retire from office at the forthcoming AGM and offer herself for election. Simon Thompson Senior Independent Director, Chairman of the remuneration committee and a member of the audit and nominations committees Simon held a number of senior positions with the Anglo American group from 1995 to 2007 including executive director of Anglo American plc from 2005 to 2007, chairman and chief executive of the base metals division, chairman of the exploration division and chairman of the Tarmac Group. Before joining the Anglo American group, he held various investment banking positions with S. G. Warburg & Co. Ltd and N M Rothschild & Sons Limited. Simon has been a non-executive director and chairman of Tullow Oil plc since May 2011 and January 2012 respectively, a non-executive director of Rio Tinto plc and Rio Tinto Limited since April 2014 and a non-executive director of Sandvik AB since April 2008. He was a non-executive director of Newmont Mining Corporation from 2008 to April 2014, an independent director of United Company Rusal from 2007 to 2009 and a non-executive director of AngloGold Ashanti Limited from 2004 to 2008. Simon holds an MA in Geology from University College, Oxford. Term of office Simon was appointed a nonexecutive director on 21 January 2009 and became the Senior Independent Director in April 2014. He will be retiring from the board at the close of the 2015 AGM, having served two three-year terms as a director. Kent Masters Non-executive Director and member of the health, safety, security, environmental and ethics committee (HSSEE) Kent was the Chief Executive Officer of Foster Wheeler AG from 1 October 2011 and its President from 1 January 2014 until the completion of the acquisition by AMEC in November 2014. Prior to joining Foster Wheeler, he served as a member of the Executive Board of Linde AG, a world leading gases and engineering company, from September 2006 to September 2011. At Linde, Kent had responsibility for the Americas, Africa, the South Pacific, the global business unit Healthcare, and the business area Merchant and Packaged Gases. He was employed by BOC Group plc from 1984 until the acquisition of BOC by Linde in 2006. Kent served in roles of increasing responsibility at BOC, including as Chief Executive, Industrial and Special Products, from 2005 to 2006, and as President, Process Gas Solutions-Americas from 2002 to 2005. He also served on the board of directors of BOC from 2005 to 2006. Kent joined the board of Albemarle in January 2015 following its acquisition of Rockwood Holdings, Inc. where he had served as a director since 2007. At Rockwood, Kent had served on the audit and compensation committees. Kent also served as the non-executive chairman of African Oxygen Limited from April 2005 to May 2011. Term of office Kent was appointed a non-executive director on 13 February 2015 for an initial term of three years, which will end at the 2018 AGM. In accordance with the company’s articles of association, Kent will retire from office at the forthcoming AGM and offer himself for election.

48 Amec Foster Wheeler Annual report and accounts 2014 Amec Foster Wheeler supports the UK Corporate Governance Code and, in the opinion of the directors, the company has complied with the provisions of the September 2012 edition of the Code throughout the year ended 31 December 2014. This section explains in more detail how we have applied these provisions. Governance overview Amec Foster Wheeler governance structure Board The board has ownership of the global policies Behaviours, Vision, Values, Code of Business Conduct, Global policies Local jurisdictional policies and procedures Global mandatory procedures Board committees Support the board in its work with specific review and oversight Group Leadership Team Responsible for implementation of the global policies Business Unit leaders Functional leaders Chief Financial Officer Chief Executive Primarily responsible for running Amec Foster Wheeler’s businesses with the objective of creating shareholder value Business Unit teams Functional teams Management committees Deal generally with more operational matters Share allotment Pensions and retirement benefits Risk HSSE review Corporate transactions Disclosure Tender review Project review Audit Provides independent scrutiny of the company’s financial and non-financial performance, risks and audit functions Nominations Identifies and makes recommendations concerning the composition of the board and that of its committees Health, Safety, Security, Environmental and Ethics Assists in upholding our core value of integrity and maintaining our HSSEE commitments for a safe and secure working environment Remuneration Aims to attract and retain good management and to incentivise them to create shareholder value

49 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Board role and responsibilities Amec Foster Wheeler’s board is ultimately responsible for promoting the long-term success of the Company in accordance with the expectations of, and its obligations to, all stakeholders. The directors believe that the board leads and controls the group effectively and that all directors act in accordance with what they consider to be the best interests of the Company, consistent with their statutory duties under the Companies Act 2006 and other legislation. In order to ensure it retains appropriate overall control of the group, the board maintains a schedule of matters reserved for its approval. These include: X annual strategic and short-range plans; X financial and treasury policies; X risk identification, risk appetite, risk management and internal control systems; X major acquisitions and disposals; XCode of Business Conduct; X full and half-year accounts; X dividend policy; X succession planning for directors and senior executives; X group-wide policy framework; and X ensuring the effectiveness of governance practices. This schedule is reviewed for continued acceptability on an annual basis. No changes were proposed at the time of the annual review in August 2014. In light of the acquisition of Foster Wheeler, the schedule was the subject of a brought forward review in March 2015. A number of changes have been made to take account of the UK Corporate Governance Code, the recently revised terms of reference of the various board and management committees, the Chairman’s board plan for 2015 and the company’s new operating model. The board has responsibility for maintaining strong corporate governance practices and regularly reviewing the effectiveness of the Company’s governance framework. The Code of Business Conduct forms the foundation of Amec Foster Wheeler’s approach to corporate governance and is applicable to all employees, including the Chief Executive, Chief Financial Officer and other senior financial professionals. It is the responsibility of and is upheld by the board and ensures that the board and all those who work for and under Amec Foster Wheeler’s direction understand the behaviour that is expected of them. Following the acquisition of Foster Wheeler, a new Code of Business Conduct is being launched to take account of and provide a practical application of Amec Foster Wheeler’s new values and expected working behaviours in the delivery of the Company’s vision and values. The Code of Business Conduct complies with relevant UK and US regulations and is available on the Company’s website at amecfw.com/ethics. The board approves the group-wide policy framework and other mechanisms for ensuring the effectiveness of governance in the group’s working practices. On a day-to-day basis, the board has delegated responsibility for the implementation of the global policies and ownership of the supporting global mandatory procedures to the Group Leadership Team. Following the acquisition of Foster Wheeler, the global policies and procedures and working practices of Foster Wheeler and AMEC have been reviewed. The purpose of this review was to create the necessary foundation needed to support a consistent approach in the direction and management of the group’s businesses in accordance with Amec Foster Wheeler’s vision and values. The revised global policies and global mandatory procedures are in the process of being issued and provide a detailed description of expected working behaviours, as we continue to integrate the two businesses. Overall operational management is delegated to the Chief Executive who, together with the Group Leadership Team, is responsible for providing the company’s overall strategy and vision, driving execution, growing markets and customers and developing our people. The board regularly reviews its operational structure and, as more fully described in the strategic report, on 1 January 2015 further to the acquisition of Foster Wheeler, launched a new operating model defining how our new company is structured and the changes to the way we will work together in our commitment to deliver excellence to our customers. Find out more online See amecfw.com/aboutus/corporate-governance for further details on the Code of Business Conduct Board committees The board is supported in its work by four board committees (audit, remuneration, nominations and HSSEE (health, safety, security, environmental and ethics)), chaired by either the board Chairman or another non-executive director, and a number of management committees, chaired by executive directors (or other senior individuals), to which specific responsibilities have been formally delegated. Find out more online Full written terms of reference for each board committee can be found at amecfw.com/aboutus/corporate-governance Details of the membership, duties, responsibilities and work of the committees are set out on pages 50 to 74. With effect from 1 January 2015, the membership of each of the board committees has been restructured to ensure the most effective use of each non-executive director’s time. Previously all of the board’s independent non-executive directors were members of each of the board committees and these have been amended to more appropriately reflect their skills and experience. The board ensures that the committees are provided with whatever resources they need to undertake their duties and that their membership continues to be appropriate. The secretary of the committees produces timely records of all meetings, which are circulated to each member. In addition, the chairman of each board committee reports fully to the board following each meeting.

50 Amec Foster Wheeler Annual report and accounts 2014 The main objectives of the audit committee are to provide independent scrutiny of the company’s financial and non-financial performance, the adequacy of the risk management framework and the internal controls and the performance of both the external and internal audit functions. This is of particular importance given the added responsibilities of conforming to the US SEC requirements. The wide diversity of experience and knowledge on the committee helps to achieve these objectives and constructive challenge and guidance continues to be provided to the executive team. Dear Shareholder The acquisition of Foster Wheeler AG in November 2014 was a celebratory moment in AMEC’s long history, as well as being a very busy time for this committee. The level of due diligence performed by the management team and their advisors was substantial, as you might expect for the size of this transaction, and also for the numerous regulatory requirements that had to be complied with here in the UK, as well as in the US and Switzerland. Your committee and board played a key role in overseeing and scrutinising this due diligence and, where necessary, requesting and receiving additional detailed information for further examination. Of course, while the acquisition of Foster Wheeler was a busy time for all concerned, there was still the day job to be done. The committee continued to play its vital role of scrutinising the integrity and relevance of the existing group’s financial reporting requirements, the appropriateness of the internal control environment across numerous geographies, and the continued suitability of the group’s system of risk management, as well as overseeing the internal and external audit activities. In addition, the committee has paid particular attention to material projects and has discussed the key features, risks and opportunities these present. Audit committee In September 2014, AMEC’s management detected a fraud in one of its overseas operations. The fraud is not material at the group level, however it is significant at the local entity level. Management took immediate steps to prevent further loss and a criminal complaint was filed. Two former employees have been arrested pending criminal proceedings. The prosecutors have required that the details of the case remain confidential for the time being to avoid any prejudice to their ongoing investigation and to any future criminal proceedings. The external auditors were notified at the time this fraud was uncovered by management. Our aim continues to be one of being proactive and to provide constructive challenge over the information we receive. Over this past year we have again been served particularly well with the timeliness and quality of information provided by management and from the internal and external auditors. Their reports have been relevant and clear which has enabled this committee to discharge its duties effectively. Your committee is mindful of its additional responsibilities now the combined business is listed on both the London and New York stock exchanges. We are working on a programme of integration and overseeing compliance with the Sarbanes- Oxley Act (SOX), which the combined group will need to achieve full compliance with by 2015 year-end. The composition of your committee is changing. I very much welcome the appointment of Stephanie Newby to the committee; Stephanie previously served as a non-executive director on the board and audit committee of Foster Wheeler. I am sure the knowledge Stephanie brings of the Foster Wheeler business will add value and insight to this committee. As already announced by the company, Simon Thompson is stepping down from the board and this committee at the conclusion of the 2015 AGM. Simon has served this committee extremely well over a number of years and I would like to thank him for his valuable contribution. Colin Day Chairman of the audit committee 26 March 2015 Members During 2014, the audit committee comprised all the independent non-executive directors. The committee meets at least three times each year and the quorum for the committee is two members.

51 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Membership and attendance of the audit committee up to 31 December 2014 Scheduled Unscheduled Colin Day (Chairman) 3/3 3/3 Linda Adamany 3/3 3/3 Neil Carson 3/3 2/3 Tim Faithfull (up to 3 April 2014) 1/1 1/1 Simon Thompson 3/3 2/3 Stephanie Newby (from 13 November 2014) 1/1 1/1 Unscheduled meetings were convened throughout the year to consider matters relevant to the acquisition of Foster Wheeler. As these were not scheduled, members were not always able to attend but were provided with full packs of information and their comments were invited. There were three scheduled audit committee meetings in 2014 and three unscheduled meetings. Colin Day has relevant and recent experience in auditing and accounting and the board considers that he has sufficient financial experience and qualifications to satisfy the criteria under US rules for an audit committee financial expert. Biographies of all committee members can be found on pages 45 to 47. The membership of the committee currently comprises Colin Day (Chairman), Linda Adamany, Neil Carson, Stephanie Newby and Simon Thompson. Simon will step down from the committee following the AGM in May. The company chairman, the executive directors, the Group Financial Controller, the Head of Internal Audit and representatives of the external auditor also attend meetings by invitation. During 2014, the committee chairman met separately with the external auditor, the Head of Internal Audit and the CFO, in each case without others being present. No areas of concern were raised. Following the acquisition of Foster Wheeler, we have established a disclosure committee, which is a management committee that reports to the audit committee and which will assist the committee with regard to verifying the information that is required to be disclosed in the company’s material public disclosures and in its periodic reports. This is intended to ensure such disclosures are in compliance with all relevant laws, rules and regulations, including the UK Listing Authority, the London Stock Exchange, the New York Stock Exchange and the US Securities and Exchange Commission (SEC). Key responsibilities XReviewing the annual and half-yearly financial statements with particular focus on key accounting and audit judgement and making recommendations to the board for their approval. X Monitoring the clarity of disclosures, going concern assumptions and compliance with UK and US accounting standards. XReviewing and monitoring the internal controls and risk management systems. XOverseeing the relationship with the external auditor including the approval of the engagement letter, letter of representation and statutory audit fees, with particular focus on independence and rotation in accordance with UK and US rules or requirements. XPromoting an effective internal audit function. XOverseeing the company’s compliance with London and New York stock exchanges, FCA and SEC requirements. XReviewing arrangements whereby staff may raise concerns about any suspected or known improprieties and ensuring that such matters are investigated and appropriate actions taken. XTo monitor and review UK corporate governance and US SOX compliance. XTo receive the reports of the disclosure committee. Activities of the committee On 17 December 2014, the board adopted revised terms of reference for the committee to take account of the additional obligations placed on the committee as a result of the Company’s new US listing. These are available to view at amecfw.com. Training provided to the committee in the year included a presentation in December 2014 from the Chief Corporate Compliance Officer on SOX requirements and information from Ernst & Young LLP (EY) on changes in EU regulation of non-audit services. In 2014, as part of the external review of board effectiveness, respondents were asked about the perceived performance of the audit committee. This was highly rated overall. It was acknowledged that significant work would be needed to meet the additional demands required by the US listing. In preparation for each meeting, the CFO prepares an extensive report covering all material financial, tax and treasury matters. Particular areas of focus in 2014 included: X given the size of the Foster Wheeler acquisition and the estimates involved in the purchase price allocation exercise, the committee undertook a thorough review of an in depth report from the Chief Financial Officer and challenged the appropriateness of the fair values assigned thereto; X with regard to the allocation of goodwill and impairment testing arising from the acquisition, the committee challenged and stress tested the assumptions that were being made in the process;

52 Amec Foster Wheeler Annual report and accounts 2014 X contract risks and material contracts (those above £10m in contract value) showing a deteriorating position over time, such as TGPP and Bluewater. The committee monitored management’s enhancements to its early warning system to augment visibility, at an earlier stage, to the board of potentially underperforming material contracts for further scrutiny. This process identified potential issues with the Buncefield contract, which had been placed on the watch list, as it had suffered margin decline and delays; X with regard to the provisions and estimates (including litigation) within the accounts, the committee, in conjunction with the external auditor, spent time focusing on these and satisfying itself as to their appropriateness; X revenue recognition, which is by necessity based on management estimates and assumptions, particularly with regard to timing. In conjunction with the external auditor, the judgements of management were challenged, especially those relating to end-life forecast estimates. The group’s policies and processes that control the estimates made in such areas were also examined to ensure that they continued to be relevant and robustly and consistently applied; X the ongoing quality and acceptability of the group’s accounting policies and the going concern statement. No issues were identified; X an in depth review and challenge of the deferred tax assets and the tax provisions; X a thorough review of the uplift external audit procedures in order to meet the requirements of the SEC/Public Company Accounting Oversight Board (PCAOB) in the US; X consideration of the external auditor’s transaction fees in respect of the Foster Wheeler acquisition. Details of these fees can be found on page 54; X a full review of the group accounts for 2011, 2012 and 2013, which had been restated and updated to be concurrent with the 2013 accounts in connection with the then prospective Foster Wheeler acquisition; X as part of the CFO’s report, the committee receives details of all breaches of treasury policy. This has increased the committee’s knowledge of how relatively minor issues are identified and addressed to ensure they do not become more significant matters. In the year, minor breaches were identified in relation to bank counterparty limits but none were considered to be material; and X agreeing the appropriate disclosures and treatment of all exceptional items, including the disposal of the group’s investment in the Lancashire Waste Project in March 2014. In its reviews of the full and half-year results, particular emphasis continued to be placed on contractual issues where the reported financial position was fully analysed and discussed in the CFO’s report and the findings were validated by means of in depth questioning. At the request of the board, the committee has also reviewed and provided advice on whether the annual report and accounts, when taken as a whole, is fair, balanced and understandable, to enable the company’s shareholders to assess the company’s performance, business model and strategy. In coming to its view that it is satisfied with the overall fairness, balance and clarity of the document, the committee took into account: X its own knowledge of the group, its strategy and performance in the year; X the comprehensive guidance provided to all contributors to the annual report and accounts; X a thorough internal verification of the factual content within the document; X the comprehensive reviews undertaken at different levels in the group to ensure consistency and overall balance; and X a detailed review by senior management. Internal controls and risk management The committee reviews the processes by which the company’s control environment is evaluated. A control risk self-assessment is undertaken every year, with comprehensive integrity checks, and the exercise in 2014 again identified no significant areas of concern. The group’s senior management is formally required to confirm compliance within their businesses with the group’s Code of Business Conduct, its policies and procedures and any areas of concern need to be fully explained and addressed. A revised Code of Business Conduct for the combined business is in the course of preparation. The Head of Internal Audit reports to the committee on any alleged or suspected wrongdoings reported through the independently run helplines or otherwise. All such incidents in the year were investigated and didn’t reveal any significant internal control failures or have a material financial impact at group level. The committee also reviewed management actions, which included enhancements made to existing controls or procedures and, in a few instances, disciplinary action taken against employees, which included dismissals where warranted. Audit committee continued

53 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information The committee’s primary responsibilities in relation to risk management are in ensuring that robust processes are in place for managing risk throughout the group. We completed the acquisition of Foster Wheeler in the fourth quarter of 2014 and are currently reviewing the control framework and integrating the risk and control systems with those of the wider group. Although Foster Wheeler was de-listed from NASDAQ and de-registered from the SEC subsequent to completion of the acquisition, the SOX programme of testing the group’s key financial controls for compliance continued to its usual conclusion. Management testing was undertaken in line with previous years and the overall conclusion was that Foster Wheeler continued to be SOX compliant for 2014. The group’s principal business and strategic risks are shown in the strategic report on pages 21 to 23 and the approach to managing risk is shown in more detail on page 20. Internal audit In 2014, the committee continued to monitor and review the operation of the internal audit function, receiving a full report at each meeting from the Head of Internal Audit. The Head of Internal Audit formally reports to the committee chairman. The findings of each internal audit review are summarised and the committee focuses its discussions on unsatisfactory findings and on the action plans in place to address them. Particular areas of concern during 2014 included breaches of policy with regard to the appointment of advisors by the operations, issues with the appointment of recruiting service providers and an instance of expense abuse in an overseas company, which had been raised through the ethics helpline. External audit During 2014, the committee continued to oversee the relationship with the external auditor, Ernst & Young LLP (EY). The committee reviews both the procedure for the engagement of the external auditor and the procedure for the appointment of the external auditor every year. In 2014 both procedures were amended to reflect US requirements. Each year the relevant audit risks are assessed. As in previous years, the primary risks identified were revenue recognition, valuation of work in progress and receivables, the accuracy of end life forecasts, the adequacy of contract provisions and legacy liabilities. For this year, new areas included impairment testing of goodwill and purchase price allocation following the Foster Wheeler acquisition, provisions and contingent liabilities generally. Other risk areas included the adequacy of tax planning and reserves, the adequacy of provisions in respect of legacy liabilities, presentation of exceptional items and the risk of fraud and management override. Throughout the year and in conjunction with EY, the committee challenged management and assured itself that the risks were being addressed and that reporting on the matters was balanced. The audit differences and quality of earnings schedule for the year ended 2014 was presented by EY at the March 2015 meeting. The value of unadjusted differences and the quality of earnings high level review of the impact of items that could be considered non-recurring in nature were discussed in detail. The audit differences were not considered to be material and the quality of earnings was considered appropriate. On behalf of the committee, the Head of Internal Audit undertakes an annual assessment of the effectiveness of the external auditor, overseen by the Company Secretary. The views of senior members of the finance teams throughout the group are sought, as well as qualitative feedback. Responses can be measured and directly compared with previous surveys, so that progress can be monitored. In March 2015, the committee received a report on the effectiveness of the external auditor during 2014. Management indicated that EY’s performance had again been generally satisfactory but that additional focus should be given to the audit of the integrated Foster Wheeler business going forward. EY were appointed as Amec Foster Wheeler’s external auditor in 2010, following a formal tender process. Both EY and the audit partner responsible for the group audit have now been in place for five years and, therefore, a new audit partner will be in place for the 2015 audit. The committee takes account of and endorses the relevant provisions of the UK Corporate Governance Code with regard to the appointment of the external auditor, which means that the external audit contract will be put out to tender at the latest by 2020, subject to further regulatory change. Amec Foster Wheeler has formal procedures relating to its relationship with the external auditor including for the provision of non-audit services, to ensure that such work does not impair the external auditor’s objectivity and independence. This procedure clearly outlines the category of work the external auditor is permitted to carry out and the rules governing what is not permitted. The procedure follows the guidelines and requirements set out by the Institute of Chartered Accountants in England and Wales and was amended during the year to take account of the requirements of SOX and the PCAOB. The committee now delegates authority to the Chairman of the audit committee to pre-approve all non-prohibited services undertaken by the external auditor. In addition, all non-audit services performed by the external auditor will be disclosed to investors in the company’s periodic reports. The process is continually monitored by the Head of Internal Audit and details of all ‘other services’ performed are formally presented to the audit committee twice a year. It is the responsibility of the audit committee to monitor the overall level of non-audit fees relative to audit fees from an independence point of view and to confirm that auditor independence has been safeguarded. If there are any concerns about this, for the avoidance of doubt, the undertaking of such work would not be permitted.

54 Amec Foster Wheeler Annual report and accounts 2014 The level of non-audit fee awarded to EY in 2014 is considerably higher than would normally be the case, as shown in the table opposite. In conjunction with the CFO, the audit committee chairman approved the services of EY to undertake and support management’s continued due diligence work for the acquisition of Foster Wheeler. The substantial due diligence performed by EY primarily covered the balance sheet, profit & loss, accounting policies, revenues, provisions, liabilities, general accounting, tax, corporate finance and differences between US GAAP and IFRS. The decision to appoint EY to undertake this work was considered by the audit committee to be in the best interest of shareholders. The firm has a deep understanding of the group, placing them at a distinct advantage to support the board in this regard. In addition, following completion of the acquisition, a sizeable portion of the work performed by EY did not need to be repeated, thereby making the most efficient and economic use of shareholders’ funds. Following completion of the offer for Foster Wheeler, on 13 November 2014, EY were appointed as the independent registered public accounting firm of Foster Wheeler AG in place of PricewaterhouseCoopers LLP (PwC). EY therefore acted in such role for the period from 13 November 2014 to 31 December 2014. Fees payable by the group to the company’s statutory auditor, EY, and its associates were as follows: 2014 £m 2013 £m Audit fees Audit of the company’s accounts 3.9 0.3 Audit of the accounts of the company’s subsidiaries 1.5 1.1 5.4 1.4 Tax fees Tax compliance services 0.4 0.3 Tax advisory services – 0.1 0.4 0.4 All other fees Corporate finance transactions 6.4 1.6 Other non-audit services 0.1 0.1 6.5 1.7 12.3 3.5 Fees for the audit of the company’s accounts relate to the audit of the parent company’s accounts and the consolidated financial statements. All EY’s fees for non-audit work in 2014 were approved in accordance with the company’s policy covering non-audit services. As a result of the application of this policy and additional discussions with them, the directors do not believe that EY’s independence has been compromised because of this additional work on behalf of the company. During 2014, EY were paid non-audit fees of £2.7m by Foster Wheeler prior to the acquisition date. Any services that would have been prohibited for a statutory auditor to perform ceased before the acquisition date when EY took on the responsibility of statutory auditor for the combined group. Audit committee continued

55 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information The nominations committee is primarily focused on evaluating the board of directors and on examining the skills and characteristics that are needed in board candidates. Dear shareholder, I have referred already in this report to the transformational changes through which your company has gone and so, more than ever, the role of the nominations committee is a key one. Your board has changed in size and composition and there will be further changes following our annual general meeting in May 2015. Succession and evolutionary change remain our key priorities, taking into account our commitment to diversity and inclusion. You can see from the charts on page 77 that we have a strong blend of skills, experience and length of service amongst your board of directors and I see no reason that this should not be maintained as your company rises to the challenges we will undoubtedly face in 2015 and beyond. John Connolly Chairman of the nominations committee 26 March 2015 Members During 2014, the nominations committee comprised all the non-executive directors including the Chairman. The quorum for the committee was three members. There were four committee meetings held in the year. Membership and attendance of the nominations committee up to 31 December 2014 Meeting attendance John Connolly (Chairman) 3/41 Linda Adamany 4/4 Neil Carson 3/42 Colin Day 4/4 Tim Faithfull (up to 3 April 2014) 1/1 Simon Thompson 4/4 1 The Chairman was unable to attend one meeting due to illness. 2 Neil Carson was unable to attend one meeting due to an unavoidable prior commitment. Meetings of the committee are sometimes called at short notice to consider matters as they arise. This means that members may not always be available, but they are always fully apprised of matters to be discussed and their views sought and taken into account. On 17 December 2014, the board adopted revised terms of reference for the committee. These are available to review on amecfw.com. With effect from 1 January 2015, the membership of the committee changed and now comprises: John Connolly (Chairman), Colin Day, Simon Thompson and Linda Adamany. Simon will step down as a member of the committee at the end of the AGM in May 2015. The quorum for the committee is now two members. Key responsibilities The committee considers the structure, size and composition of the board and its committees, including the mix of skills, experience, independence and knowledge of the directors. In considering recommendations to the board, the committee considers the appropriate balance of skills and experience to progress the group’s strategy, and takes account of the benefits of diversity, including but not limited to gender. The committee also reviews board succession planning, in conjunction with reports from the Chief Executive and Group Human Resources Director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within the senior management team and on the board. As part of the externally conducted board effectiveness review undertaken in 2014, the performance of the committee was also evaluated. This was generally rated highly overall. Nominations committee

56 Amec Foster Wheeler Annual report and accounts 2014 Activities of the committee Tim Faithfull stepped down in April 2014, having served nine years on the board. In view of the proposed acquisition of Foster Wheeler, the committee decided not to commence a search for a new director. In February 2014, we announced that, as part of the acquisition, two directors of Foster Wheeler would join the board following the acquisition. Subsequent to this the committee undertook an interview process and, as a result, recommended that Stephanie Newby and Kent Masters should join the board as non-executive directors. Stephanie and Kent joined the board on 13 November 2014 and 13 February 2015, respectively. No external recruitment firms were used and the committee based its decision on the benefits that their experience and knowledge would add to the board in view of the acquisition of Foster Wheeler. Following Tim Faithfull’s retirement, the committee considered potential replacements for his role as Senior Independent Director and as Chairman of the remuneration committee. After careful consideration, the committee concluded that Simon Thompson best met the required criteria and a recommendation was made to the board accordingly. The committee also recommended that Linda Adamany should replace Simon as chairman of the ethics committee, which is now known as the health, safety, security, environmental and ethics (HSSEE) committee. Having served six years on the board, Simon Thompson has indicated that he does not intend to stand for re-election at the 2015 AGM. The committee will therefore commence a search for one or two non-executive directors to join the board for which an executive search firm will be used. Further information in respect of any new appointments to the board will be given in due course. In July 2014, the committee considered and recommended the adoption by the board of certain board selection criteria, to be used to identify any gaps in the overall experience and knowledge of the board as a whole and assist appropriately in the future board selection process. In 2014, the committee considered the reappointment of Neil Carson and Colin Day for second three-year terms of office as their first three-year terms ended at the 2014 AGM. Their significant external experience and their full participation in board and committee discussions, providing constructive challenge, resulted in a recommendation being made to the board to reappoint both directors for second three-year terms. In early 2015, the committee considered the reappointment of John Connolly as Chairman for a second three-year term of office as his first three-year term will end at the 2015 AGM. On the basis of his wide experience and his excellent chairmanship during a period of significant change, the committee recommended that he should be reappointed for a second three-year term. The Chairman did not participate in these deliberations, which were led by an independent non-executive director. In anticipation of Simon Thompson’s forthcoming retirement at the conclusion of the 2015 AGM, the committee also considered potential replacements for the role of the Senior Independent Director and Chairman of the remuneration committee and, after careful consideration, concluded that Neil Carson best met the required criteria and made a recommendation to the board accordingly. The board continues to recognise the importance of diversity both in the boardroom and across the group more generally. In 2014, Amec Foster Wheeler’s diversity initiatives have continued to focus on its group-wide commitment to diversity and inclusion, including encouraging and enabling greater diversity of thinking. The implementation of this commitment includes measurement and monitoring of progress on diversity and inclusion activities. As part of the company’s broader diversity initiative, it supports the objectives of the Davies Report on Women on Boards. Candidates for board appointments are evaluated in light of the requirements of the role, having appropriate regard to the objectives of the Davies Report and to the group-wide commitment to diversity and inclusion. We are pleased to say that with the appointment of Stephanie Newby, two out of our nine directors are female, representing just over 22% of our board. The gender diversity of the company and its senior management is shown on page 16. Nominations committee continued Gender diversity of the board % Female Male 78 22

57 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information The core role of the HSSEE committee is to assist the board in upholding the company’s principal value of doing the right thing, to review the HSSE policy statement and to satisfy itself that all significant health, safety, security environmental and ethics risks are identified and controlled. Dear shareholder On 1 January 2015, the board created the HSSEE committee to replace the ethics committee and extend its terms of reference, (full details of which can be found on amecfw.com). The HSSEE committee provides an additional level of governance to Amec Foster Wheeler’s health, safety, security and environmental activities, in addition to ethics, and I look forward to telling you about the committee’s activities during 2015. We have in place a strong framework to support Amec Foster Wheeler as it grows, integrates and becomes more global, ensuring that our employees, and those who work with and for us, act with integrity wherever they are based. Our employees should also be able to work in a safe and secure environment, which is particularly important in a company that has over 40,000 people working in more than 50 countries. We have a well developed independent third party reporting system for employees to report their concerns or report issues in complete confidence. The committee treats all reports, however reported to us, with the respect they deserve. Thankfully nothing of significance to the group as a whole was reported in 2014 and any infractions identified were dealt with appropriately. Linda Adamany Chairman of the health, safety, security, environmental and ethics committee 26 March 2015 Members The ethics committee comprised all the independent nonexecutive directors. The quorum for the committee was two members. In 2014 there were three scheduled committee meetings held, and no unscheduled meetings. The company chairman, the executive directors and the Chief Ethics Officer also attended each meeting by invitation. From December 2014, the Chief Corporate Compliance Officer has also been in attendance. Linda Adamany replaced Simon Thompson as the Chairman of the ethics committee following the conclusion of the 2014 AGM. From 1 January 2015, the membership of the committee was Linda Adamany (Chairman), Stephanie Newby and Neil Carson. Kent Masters joined the committee upon his appointment on 13 February 2015. The quorum remains at two members. Membership and attendance of the ethics committee up to 31 December 2014 Meeting attendance Linda Adamany (Chairman) 3/3 Simon Thompson 3/3 Neil Carson 3/3 Colin Day 3/3 Tim Faithfull (up to 3 April 2014) 1/1 Stephanie Newby (from 13 November 2014) 1/1 Key responsibilities of the HSSEE committee With effect from 1 January 2015, new terms of reference were adopted for the HSSEE committee, which now covers health, safety, security and environmental matters, as well as ethics matters. The committee reviews Amec Foster Wheeler’s HSSE Policy at least annually to ensure it remains fit for purpose and meets requirements in all respects. It also examines the processes in place to satisfy itself that all significant health safety, security and environmental risks are identified and mitigated. The committee oversees the operations and activities of the HSSE review committee which is a management committee, details of which are outlined on page 76. The committee reviews and monitors business ethics within the group, including compliance with relevant legislation, regulation and current best practice. It also reviews and approves the Group’s Code of Business Conduct at least annually. It considers and reviews the scope and planning of all compliance activity within the Group and reviews the extent and effectiveness of the Group’s internal training and external reporting of compliance and ethics matters. In the event of an actual or suspected material breach of the Code of Business Conduct or any other serious matter, a member of the committee will take responsibility for and manage any investigation into the relevant matter with the support of the General Counsel and Company Secretary. Health, safety, security, environmental and ethics (HSSEE) committee

58 Amec Foster Wheeler Annual report and accounts 2014 Activities of the ethics committee The committee reviewed AMEC’s Code of Business Conduct in August 2014 and endorsed its continuing use. There was particular focus on the effectiveness of procedures to prevent bribery and corruption. As a result, additional training on anti-bribery and corruption that was commenced in late 2013 continued during the year. This included face-to-face training for around 1,200 people in the higher risk areas of activity. During the year a total of 56 concerns were raised in AMEC in respect of alleged or suspected ethical breaches, most of which were reported through the independent third party reporting systems that we have set up. A relatively small number of these, involving alleged or suspected ethical breaches, required further investigation. None of the investigations highlighted any significant control failure or noteworthy financial impact but each valid report was taken seriously. The outcome of these investigations resulted in appropriate disciplinary action as well as enhancements to the existing control environment where necessary. In December 2014, the committee received a report on legacy Foster Wheeler ethics matters. The process for recording, reporting and investigating ethical issues within Foster Wheeler during the period following the acquisition to the year-end remained the same as prior to the transaction. Its widely advertised hotline service remained available, allowing all Foster Wheeler employees to raise issues either with their line manager, via the hotline website, or by calling one of the dedicated hotline telephone numbers. The website and telephone numbers are provided by a third party. During the period following the acquisition to the year-end, two ethics issues relating to the Foster Wheeler Group were raised in total and investigated as appropriate. Neither of the investigations revealed any significant control failure or noteworthy financial impact. As above, and where necessary, appropriate disciplinary action and enhancements to the existing control environment were undertaken following the conclusion of the investigations. Following the acquisition of Foster Wheeler, a new Code of Business Conduct is being launched and the independent third-party reporting systems of AMEC and Foster Wheeler will be combined and the ethics training programmes of the two businesses integrated. As part of the externally conducted board effectiveness review undertaken in 2014, the performance of the committee was also assessed and the result of this was confirmation that the committee’s performance was rated highly. Health, safety, security, environmental and ethics (HSSEE) committee continued

59 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Remuneration committee The remuneration committee’s aim is to design and apply a reward policy that promotes the long-term success of the Company. Dear shareholder, This year the committee’s deliberations have taken place against the backdrop of the Foster Wheeler acquisition and the sharp downturn in the oil and gas market. We indicated last year that we would be reviewing our remuneration approach both in the light of the acquisition and shareholder expectations. As a result of that review we decided that some changes are appropriate. We consulted with our major shareholders and investor governance advisory bodies, the overwhelming majority of which were supportive of the changes proposed. The revised policy, which we expect to apply for the next three years, is set out in full on pages 61 to 66 and approval is being sought for this in resolution number 3 at our 2015 Annual General Meeting. In summary the proposed changes, designed to simplify our incentive arrangements and to achieve greater alignment with shareholder interests, are as follows: X Our previous annual bonus policy provided that an element of bonus up to 25% of salary would be deferred in shares for three years, but this element related only to an additional stretch profit target and hence the deferral was only likely to apply in circumstances of significant outperformance. We are proposing to drop this separate stretch element and to provide that 25% of any bonus earned during the year will be deferred in shares for three years and subject to claw-back. The overall bonus maximum remains unchanged at 150% of salary for the Chief Executive and 125% for the CFO; and X The arrangement under the existing Long Term Incentive Plan (LTIP), whereby participants may invest their own funds in company shares and receive a matching award will be removed. Instead we will introduce a requirement to retain any shares that vest at the end of the three-year performance period for a further two years. Vested shares will be held in trust and subject to claw-back. The overall LTIP maximum remains unchanged at 250% of salary for both Chief Executive and CFO. We are seeking shareholder approval for a new LTIP that reflects these changes for the executive directors, as well as some other changes for participants below board level and renewal of approval for our all-employee Sharesave Plan. These are set out in resolutions 15 and 16. The second part of the report, on pages 67 to 74, is our annual report on remuneration. This explains how our policy has been implemented during 2014 and is subject to an advisory vote (resolution 4). Given that the acquisition was not concluded until near the end of the year, bonuses have been determined in relation to the targets that were originally set for the AMEC business. The standalone AMEC business delivered a resilient financial performance in the face of challenging market conditions in some of its key markets. Nevertheless, it did not meet some of the targets set by the committee at the start of the year. This outcome is reflected in the overall remuneration of the executive directors: annual bonus payments were lower than last year and none of the PSP awards made in 2012 will vest. Your committee continues to take a robust approach to setting and measuring targets. We want to ensure that high reward is only achieved for outstanding performance. We also set out below how we intend to apply the new policy in 2015. Notwithstanding the increased scale and complexity of the Company, we have concluded that there should be no increase to base salaries for the executive directors or to the fees payable to the Chairman and non-executive directors (with the exception of the fee payable to the chairman of the Audit Committee). This is in line with the approach generally across the Company, where increases for staff in most parts of the business have been limited to promotions and other exceptional cases. The 2015 targets for annual bonus have been aligned to reflect the strategic priorities with an emphasis on the successful integration of Foster Wheeler and implementation of our new operating model. These objectives are being applied consistently to the entire senior management cadre in the Company. LTIP awards will continue to be subject to two independent performance measures of relative Total Shareholder Return (TSR) and Earning per Share (EPS) growth with equal weighting. The TSR element will be subject to a financial underpin that allows any vesting to be reduced at the discretion of the committee and the stretching EPS growth targets take account of the anticipated contribution from Foster Wheeler over the next three years. The proposed policy makes provision for a third measure linked to specific strategic objectives to be introduced at some future date, if appropriate. We have reviewed the effectiveness of the application of our remuneration policy to date and continue to be satisfied that the overall approach provides good alignment of executive behaviour with shareholder interests and does not encourage excessive risk. Both of our executive directors have high levels of personal shareholdings, considerably in excess of our minimum guideline (see page 72). As previously announced, I will be stepping down as a director at the AGM and will be replaced as chairman of the committee by Neil Carson. Simon Thompson Chairman of the remuneration committee 26 March 2015

60 Amec Foster Wheeler Annual report and accounts 2014 Membership and attendance of the remuneration committee up to 31 December 2014 Scheduled Unscheduled Simon Thompson 3/3 2/2 (Chairman from 3 April 2014) Tim Faithfull 1/1 0/0 (Chairman up to 3 April 2014) Linda Adamany 3/3 2/2 Neil Carson 3/3 2/2 John Connolly 3/3 2/2 Colin Day 3/3 2/2 During 2014, the remuneration committee comprised all the non-executive directors including the Chairman. The membership of the committee currently comprises Simon Thompson (Chairman), John Connolly, Colin Day and Neil Carson. The quorum for the committee is two members. There were three scheduled meetings held in 2014 and two unscheduled meetings. The Chief Executive and the Group Human Resources Director attend meetings by invitation. Simon Thompson will be retiring as a director at the conclusion of the 2015 AGM. He will be succeeded as committee chairman by Neil Carson. In considering the matters within its remit, the committee takes account of recommendations from the Chairman in respect of the Chief Executive and from the Chief Executive in respect of the other executive directors and designated executives. It is advised independently by New Bridge Street (NBS). NBS was reappointed by the committee in 2014 and its terms of engagement are available from the Company Secretary. NBS does not undertake any material additional work for the Company. NBS is wholly owned by Aon plc and while other companies within the Aon group do undertake material work for the Company, this is not in the area of executive remuneration and arrangements are in place within the Aon group to ring-fence NBS from other services provided. Accordingly, the committee does not believe that the independence of its adviser is compromised in any way. NBS was paid £41,226 during the year for the advice provided to the committee on the basis of time expended and seniority of individuals providing the advice. The committee is also supported by the Company’s human resources department who may from time to time use third parties to provide data and technical advice. The committee normally meets three times a year and has an established annual agenda of items that it considers at the various meetings, the major elements of which are summarised below: February X Confirmation of short and long-term incentive outcomes X Approval of Directors’ remuneration report X New Long Term Incentive awards August X Shareholder feedback/consultation X Remuneration policy including risk review X Committee processes and appointment of consultants December X Review of individual base salaries and total remuneration X Incentive plan targets An additional meeting was held in October 2014 to confirm changes to remuneration policy and to authorise the chairman to consult with shareholders on these. In order to fully take account of the impact of the acquisition and the changed market outlook, the decisions that would normally have been made at the December 2014 meeting were largely deferred to a meeting in March 2015 the outcomes of which are described in this report. Remuneration committee continued

61 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Introduction The description that follows sets out the policy that is subject to the statutory binding vote at the 2015 AGM. It is intended that, if approved, it will take effect from that date. The main changes from the previously approved policy relating to the operation of annual bonus and LTIP are described in the chairman’s introductory letter on page 59. Some additional minor changes have been made to provide greater clarity on aspects of policy. Remuneration policy table This table sets out the components of the directors’ remuneration package (except on recruitments or promotions which are described on page 64). It is also part of this policy that we will honour payments or awards crystallising after the effective date of this policy but arising from commitments entered into prior to the effective date of the new policy, or at a time when the relevant individual was not a director of the Company. Executive directors Component and how this supports strategy How this operates Maximum Salary Enables the business to attract and retain individuals with the personal attributes, skills and experience required to deliver our strategy. This also applies to the other elements of fixed remuneration below (pension and other benefits). Reviewed annually from 1 January. Interim reviews only in case of significant changes of responsibility. Salary increases for executive directors will not normally exceed the average increase awarded to other employees based in the same country. Increases may be above this level if there is an increase in the scale, scope, complexity or responsibility of the role or to allow the base salary of newly appointed executives to move towards market norms as their experience and contribution increase. 2015 salaries for executive directors are shown on page 67. Pension and related benefits Normally through a fixed allowance, some or all of which can be paid in the form of a company contribution to a defined contribution pension plan with any balance paid as a cash supplement. Where the plan permits, individuals may also sacrifice on a like-for-like basis part of base salary in return for an enhanced company contribution. Pension plan membership is available on the same basis as for senior employees generally in the country in which the individual is based and there are no special arrangements for directors. Life assurance is also provided. Samir Brikho has a historic arrangement that provides for a pension payable from age 60 made up of 4.17% of final pensionable salary in respect of service to 31 December 2007 and one-thirtieth of career averaged revalued earnings in respect of service thereafter. Salary and earnings for pension purposes are subject to a cap, currently £157,500 pa for tax year 2014/15. The cap is increased annually, broadly in line with UK inflation. He also receives the cash supplement on salary above this cap as a cash supplement. To allow for the fluctuating value of defined benefit pension accrual and cost of life assurance, the aggregate value of those arrangements, company contribution to a defined contribution arrangement and cash supplement will not exceed 50% of annual salary. Other benefits Standard benefits typically include disability and healthcare insurance (including cover for eligible dependants), car/travel allowance, working lunches and tax return preparation assistance. Additional benefits may be paid where an individual is required by the Company to relocate. This can include temporary housing prior to full relocation and a one-off payment to cover specific costs of moving home or an allowance of an equivalent amount paid for a fixed number of years. Where individuals are required to work in another country on a temporary basis, housing, travel, tax equalisation and cost of living adjustments may also be paid in line with the Company’s normal policy for employees generally. Other benefits may be provided from time to time where the committee feels it appropriate and in line with market practice to do so in the country in which the director is based. The Company may from time to time operate other arrangements that are open to employees in a particular country (for example relating to savings, discounted purchase, salary sacrifice, holiday buy and sell, service recognition awards) that executive directors may participate in on the same basis as other employees in the country in which they are based. The actual value of these benefits will vary from time to time depending, among other things, on the cost of insuring them. The intention is that the aggregate cost would be in line with market practice and will not exceed 100% of annual salary where there is a relocation/ expatriate element and 20% of annual salary otherwise. Directors’ remuneration report Remuneration policy

62 Amec Foster Wheeler Annual report and accounts 2014 Directors’ remuneration report continued Remuneration policy continued Component and how this supports strategy How this operates Maximum Annual bonus Rewards the achievement of annual financial and delivery of other strategic business targets. Calculated by reference to a mix of financial and other strategic objectives set by the remuneration committee that vary from year to year and may vary between individuals to reflect the business priorities associated with each role. Profit-based measures will have a weighting of not less than 50%. The committee will determine for each year threshold and target levels of bonus that will be payable for meeting predefined performance levels against the objectives set for the year. Target bonus will not exceed two-thirds of maximum. Details of the actual measures and the levels of threshold and target bonus for the periods under review are included in the annual report on remuneration on page 69. 25% of any bonus earned is paid in the form of Amec Foster Wheeler shares deferred for three years during which it is subject to claw-back in the event that the accounts for the year for which the shares were earned are required to be restated for a correction of a prior period error or, at the committee’s discretion, for personal misconduct. The balance of the bonus is normally paid as a cash allowance following the end of the year to which the payment relates. However, to facilitate higher levels of executive share ownership, the bonus may, at the director’s option and subject to the committee’s agreement, be in the form of nil-cost options over company shares of equivalent value instead of cash payment. The vesting is deferred for three months during which it is forfeit if the individual is a bad leaver. Such options have a six-month exercise window. The committee has discretion to amend performance measures and targets or adjust bonus pay-outs to take account of exceptional items, unbudgeted acquisitions or disposals, and other aspects of performance which have not been specifically identified in the targets. The maximum opportunity is 150 per cent of annual salary for the Chief Executive and 125 per cent for other executive directors. Long-term incentive plan Incentivises directors to achieve long-term value creation and alignment with long-term returns to shareholders. Annual awards of conditional awards or nil-cost options (with an 18-month exercise period after vesting). Following vesting and, where relevant, exercise all shares (net of tax) will be held in trust for two years from the original vesting date. During this period shares will not normally be able to be transferred and may be subject to claw-back in the event that the accounts for any year over which the shares were earned are required to be restated for correction of a prior period error. There is further provision to reduce leaver awards retrospectively on an individual basis as set out on page 65. Awards are subject to EPS growth and relative TSR measured over a three-year period with equal weighting on each measure and any additional strategic measures that the committee may consider appropriate for any particular set of awards. Additionally, awards are subject to a provision that allows the committee to reduce vesting in the event of a materially adverse misstatement of results for any year of the performance period, to correct errors or for personal misconduct. The number of shares vesting from these awards is increased to take account of reinvested dividends. The committee will determine the applicable EPS range for each set of awards, with 25% of the relevant portion of the awards vesting if the bottom of the range is achieved and 100% if the top is achieved, with straight line vesting between. EPS is adjusted for certain defined items and calculated on a consistent basis between base and final years. The committee will determine the TSR comparator group for each set of awards with 25% of the relevant portion of the awards vesting if Amec Foster Wheeler’s ranking is at median and 100% if it is at upper quartile, with straight line vesting between. The committee, at its discretion, may reduce or eliminate the portion of the LTIP determined by reference to relative TSR if it is not satisfied with the underlying financial performance of the business during the performance period. The committee may amend the performance conditions if an event happens which the committee considers to be of a genuine, exceptional nature so that amended performance condition(s) would be a fairer measure of performance and would be materially neither easier nor more difficult to satisfy. In the event of a change of control and in the absence of an exchange of awards being agreed, awards will normally vest to the extent that the performance conditions have been met at that time. The committee has discretion to measure performance based solely against one of the performance conditions. Award of shares with a face value at the time of award of up to 250 per cent of annual salary (ignoring dividend equivalents). Sharesave Provides alignment with shareholders’ interests. Sharesave is an employee share plan under which discounted options over Amec Foster Wheeler shares are granted linked to a savings arrangement with the options becoming exercisable at the end of the savings period. The exercise price can be up to a 20% discount to the share price at the time of offer and the number of shares is that which can be bought at the exercise price with the expected proceeds of the savings contract. Executive directors are eligible to participate in this plan on the same basis as other employees in the country in which they are located. Invitations to participate may be made annually. Sharesave is not subject to performance conditions as the terms of the plan are subject to tax legislation in the UK and certain other countries including the US that preclude this. Sharesave options become exercisable, to the extent of savings made, in the event of a change of control. The maximum monthly savings level under any concurrent Sharesave plans is in line with the limit set by the UK government from time to time for such plans (currently £500 per month or the equivalent in other currencies).

63 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Chairman and non-executive directors Note: The remuneration of non-executive directors is set by the Chairman and Chief Executive under delegated authority from the board rather than by the remuneration committee. Component and how this supports strategy How this operates Maximum Fees To attract and retain individuals with the personal attributes, skills and experience required to determine strategy and governance, to apply executive oversight and to represent shareholders’ interests. Non-executive directors receive only fees for their services and do not participate in any of the incentive or benefit schemes of the group. Fee structure comprises a base fee and additional fees to reflect time commitment and responsibility of specific roles (for example, SID and committee chair). Additional fees may also be paid to directors not resident in the UK to recognise the additional travelling time in attending meetings. The Chairman, whilst a non-executive director, will not participate in any of the incentive or benefit schemes of the group. Directors (including the Chairman) are reimbursed for expenses relating to performing their duties and any tax thereon. Increases in the Chairman’s fee will not normally exceed the average increase awarded to executive directors. The company’s articles currently set an aggregate limit of £600,000 for base fees for non-executive directors. Total fees will not exceed market norms. Selection of performance targets Financial performance targets under the annual bonus plan are set so that the target level of bonus is paid normally for achieving the Company’s short-range plan. To achieve maximum bonus, higher targets have to be met. In determining targets, the committee takes account of the general business circumstances including the perceived difficulty inherent in the short-range plan and the need to balance stretch against risk. Profit is chosen as the most appropriate measure of the Company’s short-term performance and the cash measures are chosen to reflect the conversion of profit to cash across the year. Strategic targets are set to reflect other key business objectives during the year. EPS targets under the Long-term Incentive Plan are set to reflect the Company’s longer-term growth objectives at a level where the maximum represents genuine outperformance against expectations. EPS is chosen as the most appropriate measure of absolute growth in line with the Company’s strategy. TSR is chosen to measure relative long-term performance against a peer group comprising UK and international companies against which Amec Foster Wheeler competes directly. Other strategic targets may be set to reflect other key business objectives during the particular three year cycle.

64 Amec Foster Wheeler Annual report and accounts 2014 Directors’ remuneration report continued Remuneration policy continued Recruitment pay policy Item External hire Internal promotion to the board Base salary Take account of current terms and any premium required to secure high calibre appointment. Take account of current terms, relativities with other board members and whether any previous plc board experience. If initial salary is below market benchmark for role, would expect to move progressively to that level over next 24 months based on performance in role. Pension and related benefits Existing arrangements may be continued, otherwise in line with standard policy. Existing arrangements may be continued, otherwise in line with standard policy. Other benefits Normally in line with standard policy but may include special transitional arrangements e.g. overseas hire where dependants remain outside the UK. Existing arrangements may be continued, otherwise in line with standard policy. Annual bonus Inclusion in annual bonus for year of hire based on pro-rated salary. Maximum opportunity (as a percentage of salary) no greater than that for Chief Executive. Where relevant, increase existing bonus opportunity to level applicable to new role and apply pro-rata from date of promotion including any amendment to performance measures. Maximum opportunity (as a percentage of salary) no greater than that for Chief Executive. Long-term incentive plan Inclusion in LTIP for year of hire subject to same performance conditions as others but with three-year vesting period running from date of joining. Maximum opportunity in line with standard policy. Maximum opportunity in line with standard policy allowing for an additional award to be made in year of appointment to reflect the timing of the appointment and the extent of other enhancements to remuneration terms. Previous awards will continue on their original terms. Sharesave Inclusion in next offer subject to meeting any qualifying period of service that applies for new employees generally. Inclusion in next offer subject to any restrictions as a result of savings limits. Notice periods Where it is necessary to secure the services of a particular individual, the remuneration committee has discretion to agree initial notice periods of not more than 24 months reducing to normal policy level over a period not more than 12 months. Apply standard policy immediately including, if relevant, reducing any more favourable existing terms. One-off arrangements Where individuals forfeit bonus or long-term incentive payments from their former employer as a result of resigning to join Amec Foster Wheeler, then the committee has the discretion to make additional one-off awards in the form of cash and/or shares and subject to performance and/or other conditions, including holding periods, as appropriate. The maximum amounts to be awarded would be based on an estimate of actual loss discounted for any accelerated payment and the extent to which the loss is otherwise compensated for by the new terms overall. Individuals may be compensated for actual expenses, including temporary accommodation, in the event that they are required to relocate to take up the new role. Alternatively a temporary cash allowance may be paid for a limited period of time which equates to the estimated relocation cost that would otherwise have been reimbursed. These amounts will include any grossingup for tax. Individuals may be compensated for actual expenses, including temporary accommodation, in the event that they are required to relocate to take up the new role. Alternatively a temporary cash allowance may be paid for a limited period of time which equates to the estimated relocation cost that would otherwise have been reimbursed. These amounts will include any grossingup for tax.

65 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Policy on notice and payment for loss of office Newly appointed executive directors will be employed on contracts that include the following provisions: X the individual will be required to give six months’ notice if they wish to leave and the Company will give up to 12 months’ notice of termination other than for gross misconduct or other circumstances where employment may be terminated without notice; X at the Company’s discretion, the individual may be placed on garden leave for some or all of the period between the giving of notice and termination in which case the Company will continue to pay salary and benefits for the garden leave period but will not make new share or other incentive awards; and X at any time, at the Company’s discretion, employment may be terminated before the end of the required notice period by making a payment in lieu of the balance and subject to mitigation as described more fully in the table below. In the event of long-term incapacity, employment would not normally be terminated so long as the executive was entitled to payments under the Company’s group income protection insurance arrangements but the executive would be required to stand down from their role and as a director. Payment for loss of office will be determined according to the following principles set out below and, for the current executive directors, having regard to their existing contractual terms as described following the table. Notice The executive will receive base salary, pension and other benefits for any part of the notice period worked (and any period of garden leave). On termination, the executive will be entitled to payment for any accrued but untaken holiday pay. The Company may elect to pay a sum in lieu of notice for all or any part of the notice period, calculated by reference to the value of salary, pension and other contractual benefits (excluding bonus). In determining the payments to be made and the structure of such payments, the Company will have regard to the executive’s ability to mitigate their loss. In respect of any defined benefit pension rights, an augmentation of benefits for the relevant part of the notice period may be made. The committee has discretion to continue to provide certain benefits to the end of the notice period rather than including them in the payment in lieu. Where the employment is being terminated by the Company for gross misconduct (or other circumstances entitling the Company to treat the contract as at an immediate end) termination will be immediate and no payment in lieu of notice will be made. Annual bonus No bonus will be paid in the event of termination for gross misconduct. In all other circumstances, the committee will consider whether it is appropriate to make a bonus payment for the year in question taking into account all relevant circumstances, including performance and conduct. Payment will usually be determined and paid in cash at the normal time. Deferred bonus from prior years In the event of termination due to misconduct by the individual, the Remuneration Committee may determine that some or all, at its discretion, of the deferred shares will be forfeit. In the case of death the shares will be released in full to the estate as soon as practicable thereafter. In other circumstances, they will continue to be subject to the deferral period and only released at the end of it providing no further claw-back applies. Long-term incentive plan All unvested awards will lapse on leaving in the event of termination for gross misconduct or other bad leaver circumstances. An example of a ‘bad leaver’ would be an individual resigning in order to take up a position with a competitor. Awards will immediately vest in full in the event of death. In other cases, unvested awards will be pro-rated for service, which may include any period for which payment was made in lieu. For pre-2015 awards, provided the associated investment shares remain lodged, matched awards will normally be retained in full unless the committee decide to pro-rate for service. A further reduction may be made at the committee’s discretion to take account of relevant circumstances at the time of leaving. The retained awards will vest in the normal way, taking account of the relevant performance conditions, and at the normal time subject to the committee being satisfied at that time that the individual remains a good leaver. Other Redundancy pay in line with statutory provisions or those applying to employees generally in the country in which the director is based will be provided in the event of termination due to redundancy. The cost of legal, tax or other advice incurred by the individual in connection with the termination and/or support with seeking alternative employment may be met up to a maximum of £100,000. Additional payments may be made where required to settle legal disputes or as consideration for new or amended post-employment restrictions. Where an individual is in receipt of relocation or expatriation benefits, the costs of actual expenses incurred in relation to any arrangements that are subject to term contracts may continue to be reimbursed for up to six months or, at the Company’s discretion, a one-off payment made to cover the costs of premature cancellation. The cost of repatriation will also be covered where this was part of the original expatriation terms. Sharesave options lapse unless the director leaves because of specified good leaver reasons in which case they can be exercised for a limited period, to the extent of savings made to the date of exercise.

66 Amec Foster Wheeler Annual report and accounts 2014 Samir Brikho and Ian McHoul are both employed under contracts (dated April 2007 and September 2008 respectively) with notice periods of twelve months from the Company and which require them to give six months’ notice of resignation. The contracts permit for payment to be made in lieu of all or part of the required notice period at the Company’s discretion but there is no prescribed methodology for calculating such payment in lieu or applying mitigation. Should circumstances arise where notice is given and the executive is not required to work all or part of the notice period, the terms of the existing contracts would be honoured. The individuals may be placed on garden leave for part of the notice period in which case the committee may determine that it is appropriate to pay an element of bonus for that garden leave period. Existing directors’ service contracts The notice provisions for Samir Brikho and Ian McHoul are described above. There are no specified change-of-control provisions. The Chairman’s engagement may be terminated on six months’ notice on either side. The contracts of non-executive directors may be terminated by the individual at any time. There are no specific provisions for compensation in the event of early termination by the Company. Our practice is that all directors submit themselves for re-election on an annual basis, in line with the recommendations in the UK Corporate Governance Code. Consideration of conditions elsewhere in company and shareholder views Our approach to the annual review of base salaries is to take account of personal performance, company performance, and pay levels more broadly within the Company. External benchmarking is also taken into account, particularly for new appointments. Any proposals to change remuneration policy are considered against the ‘best practice’ guidelines produced by shareholder bodies and major shareholders are consulted directly when formulating any proposals for significant changes. The committee did consider these guidelines as well as representations made by certain individual shareholders in formulating its policy as noted in the chairman’s introductory letter on page 59. There was no direct consultation with employees. The Chairman of the Company and the chairman of the remuneration committee make themselves available at any time and also at each annual general meeting to discuss any issues raised. Differences in policy for directors compared to other employees The structure of remuneration for executive directors is in line with other senior management. The primary differences compared to other employees are the structure of variable pay, which for senior management is in the form of performance-related incentives and for other employees is largely in the form of overtime and allowances reflecting the different emphases of the roles, and in the level of accrual under defined benefit arrangements. Illustrations of application of policy The total remuneration for each of the executive directors that could result from the proposed remuneration policy in 2015 under three different performance levels is shown below. Notes 1 Fixed pay is base salary for 2015 plus the value of pension and benefits. The value of pension and benefits in kind is taken from the single total figure of remuneration for 2014. 2 On target performance is the level of performance required to deliver 66.67% of the maximum annual bonus and 50% of the full LTIP award. 3 Maximum performance would result in the maximum bonus and 100% vesting of LTIP award. 4 LTIP values ignore any change in share price or dividend equivalents. Samir Brikho £m Fixed pay Annual bonus LTIP 25% 39% 100% 6 5 4 3 2 1 0 Fixed element On target Maximum 28% 24% 37% 47% 5.069 3.399 1.243 Ian McHoul £m Fixed pay Annual bonus LTIP 25% 39% 100% 3 2 1 0 Fixed element On target Maximum 25% 21% 40% 50% 2.643 1.760 0.654 Directors’ remuneration report continued Remuneration policy continued

67 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Application of remuneration policy for 2015 Changes to base salaries for executive directors The base salaries of the two executive directors are not being increased in 2015. 2015 2014 % change Samir Brikho £954,000 £954,000 n/c Ian McHoul £530,000 £530,000 n/c Annual bonus measures and targets The annual bonus plan will operate in 2015 consistent with the amended policy described above. The following bonus measures and their weightings (maximum opportunity as a percentage of base salary) have been agreed for 2015. They reflect a range of financial and strategic measures that support the key strategic objectives of the Company. Measure Samir Brikho Ian McHoul EBITA 90% 75% Cash conversion 15% 12.5% Cost synergies 15% 12.5% Other strategic objectives 30% 25% Totals 150% 125% 2015 targets against these measures are commercially sensitive and may be subject to revision so have not been disclosed. They will be disclosed retrospectively in next year’s report to the extent that they do not remain commercially sensitive at that time. Long-term incentive awards to be made in 2015 Subject to shareholder approval at the AGM for the new long-term incentive plan, awards equivalent to 250% of base salary will be made. Half of the award will be subject to a comparative TSR measure and the other half will be subject to an EPS performance measure. TSR will be measured against a peer group comprising Amec Foster Wheeler and 20 UK and international companies against which Amec Foster Wheeler competes directly. The EPS target range will be 5 percent compound annual growth for threshold vesting and 10 percent for maximum vesting measured from a pro forma 2014 base that includes a full-year contribution from the Foster Wheeler acquisition. The measures will operate in the manner described in the policy set out in page 62 above. Changes to Chairman’s and non-executive directors’ fees The fee for the Chairman and non-executive directors are not being increased for 2015 other than that for the Audit committee chairman to reflect the increased time commitment arising from the ongoing US listing obligations. 2015 2014 % change Chairman £318,000 £318,000 n/c Board fee £60,500 £60,500 n/c Audit committee chairman £30,000 £18,500 +62% Remuneration committee chairman £13,000 £13,000 n/c HSSEE committee chairman £6,000 £6,000 n/c Senior Independent Director £5,500 £5,500 n/c Non-UK director (additional travel time) £12,100 £12,100 n/c Directors’ remuneration report continued Annual report on remuneration

68 Amec Foster Wheeler Annual report and accounts 2014 Directors’ remuneration report continued Annual report on remuneration continued The information from this point onwards up to and including the statement of directors’ share interests and shareholding on page 72 is subject to audit. Single total figure of remuneration for 2014 The following table shows a single total figure of remuneration in respect of qualifying services for the 2014 financial year for each director, together with comparative figures for 2013. Salary/fees £’000 Taxable benefits £’000 Bonus £’000 LTIP £’000 Sharesave £’000 Pension £’000 Total £’000 2014 2013 2014 2013 2014 2013 2014 2013 2014 2013 2014 2013 2014 2013 Executive Samir Brikho 954 927 43 66 594 717 0 420** – – 246 240 1,837 2,370 Ian McHoul 530 515 18 15 268 315 0 233** – 6 106 103 922 1,187 Non-executive John Connolly 318 309 – – – – – – – – – – 318 309 Simon Thompson 76 64 – – – – – – – – – – 76 64 Neil Carson 61 58 – – – – – – – – – – 61 58 Colin Day 79 76 – – – – – – – – – – 79 76 Linda Adamany 77 70 – – – – – – – – – – 77 70 Stephanie Newby* 13 – – – – – – – – – – – 13 – Tim Faithfull* 21 76 – – – – – – – – – – 21 76 *Stephanie Newby joined the board in November 2014 and Tim Faithfull left the Board in April 2014. Stephanie Newby’s fees include an amount paid in relation to her ongoing post-acquisition service as a director of Foster Wheeler AG from 13 November 2014 to 31 December 2014; this ceased from 19 January 2015. **The 2013 values have been updated from the estimates included in last year’s report as detailed on page 70. Taxable benefits for the executive directors comprise disability and healthcare insurance, car/travel allowance, working lunches and tax return preparation assistance. The 2013 Sharesave figure for Ian McHoul is the gain made on exercising an option over 1,512 shares made under the Savingsrelated Share Option Scheme (Sharesave) at an option price of £6.00. The closing share price on the date of exercise, 3 May 2013, was £10.25, resulting in a gain on exercise of £6,426. Samir Brikho is a member of the advisory board of Stena AB and a non-executive director of Skandinaviska Enskilda Banken AB: he received fees of CHF 60,000 during the year in relation to the first appointment and SEK 599,435 in relation to the second. Ian McHoul is a director of Britvic plc and received fees of £45,385 during the year in relation to this appointment. Such appointments are subject to prior approval of the board. Directors are permitted to retain fees. (These amounts are not subject to audit and are not included in the single total figure table above). Total pension entitlements The pension amount shown in the 2014 ‘single total figure of remuneration’ above comprises the following: Accrued DB pension at 31/12/14 £’000 Value of DB benefit £’000 Cash allowance £’000 Total pension benefit £’000 Samir Brikho 42 87 159 246 Ian McHoul – – 106 106 Samir Brikho has a normal retirement age of 60 in relation to the stated defined benefit (DB) pension. There are no additional pension benefits that become payable for either director in the event of early retirement. The cash allowance in the case of Mr Brikho represented 20% of salary above the pension scheme cap and in the case of Ian McHoul represented 20% of full salary.

69 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Annual bonus The bonus payments in respect of 2014 that will be paid in 2015 to the executive directors (expressed as a percentage of base salary earned during the year) are shown below reflecting the indicated outcomes against the various performance elements: Samir Brikho Ian McHoul Measure Target range Actual Percentage of max achieved Max Actual Max Actual EBITA* £335-370m 338 30% 70% 21.1% 55% 16.6% EBITA additional stretch 0% 25% 0% 25% 0% Cash conversion full year 80-90% 88% 59% 18.75% 11.1% 15% 8.9% Cash conversion half year 45-50% <45% 0% 6.25% 0% 5% 0% Other strategic objectives See note 30% 30% 25% 25% Totals 150% 62.2% 125% 50.5% *For bonus purposes EBITA (after exceptional items which may be disallowed for bonus purposes at the committee’s discretion) is normalised for exchange rate movements and cost of share based payments: the target and actual figures shown above are before any such adjustments. ‘Other strategic objectives’ measures for the Chief Executive included actions to establish the acquisition implementation plan and strategy for the new combined business, develop the executive management team, deliver higher revenue in Growth Regions and safety leadership. For the CFO they included establishing finance integration and cost synergy plans, implementation of shared services and IT systems, and delivering performance from the Investment Services activities. The committee has discretion to take other factors into account and uses its judgement in determining the amount to be paid under this item. For 2014, the committee considered performance against these objectives and resolved that it was appropriate to award maximum bonus for this element. None of the bonus earned for 2014 is subject to compulsory deferral, as the EBITA additional stretch minimum target was not met. The original EBITA targets were adjusted to remove a provision for contribution from small acquisitions, given the focus on completing the Foster Wheeler acquisition, and the actual results were adjusted to exclude the contribution in 2014 from the Foster Wheeler acquisition. Performance Share Plan The LTIP amount shown in the 2014 ‘single total figure of remuneration’ on page 68 is the award made under the Performance Share Plan in 2012. Vesting is due to take place on 3 April 2015 and is subject to two performance conditions each measured over three-year periods: (i) earnings per share (EPS*) growth between 2011 and 2014 and (ii) total shareholder return relative to a comparator group based on average share prices in the first 11 weeks of 2015 compared to those in the corresponding period in 2012 (also subject to the committee being satisfied that there has been sustained financial growth of the Company). The two performance conditions operate independently on different parts of the award: half of the basic award is dependent on EPS and the other half on TSR; the matched award depends solely on EPS. *EPS for this measure means the diluted earnings per share expressed to one decimal place of Amec Foster Wheeler plc before goodwill and intangible amortisation, the charge or credits associated with executive share awards and exceptional items. ‘Real’ growth means in excess of the change in the UK Retail Prices Index for December 2014 compared to December 2011. The committee took account of the share buyback that took place during 2012 and 2013 in determining the outcome for the EPS element and also excluded the contribution in 2014 from the Foster Wheeler acquisition. The performance achieved against the EPS target and the TSR outcome are as follows: 2011 awards performance measure Threshold – 25% vesting Maximum – 100% vesting Outcome Percentage of max achieved Real annual compound growth in EPS 5% 12% <5% 0% Total shareholder return ranking Median Upper quartile 17th out of 24 0% Accordingly no shares will vest from these awards.

70 Amec Foster Wheeler Annual report and accounts 2014 Directors’ remuneration report continued Annual report on remuneration continued The LTIP amount shown in the 2013 single total figure of remuneration on page 68 is the award made under the Performance Share Plan in 2011 that vested in April 2014. An estimated figure was included for this in last year’s report and this has now been updated to reflect the actual outcome as set out below. Vesting took place on 5 April 2014 at a share price of £12.25. The balance of the original award lapsed at the same time. 2011 PSP awards Original award – number of shares Total number of shares vesting including dividend equivalents Vesting value £’000 Samir Brikho 184,695 34,2751 420 Ian McHoul 102,667 19,0511 233 1 These awards were in the form of nil cost options with an 18-month exercise period post-vesting. If the option has not been exercised before the end of the period, it will be exercised automatically at that stage. Additional dividend equivalents are accrued between vesting and exercise and this is reflected in the table on page 72. Details of share awards during year Awards were made under the Performance Share Plan on 27 March 2014 that will vest three years later subject to the outcome against the performance conditions and may be exercised up to 18 months after vesting. The face value of the awards is based on the share price at the date of award which was £11.05. Type of interest awarded Basis of award Face value £’000 Percentage vesting at threshold performance Number of shares End of performance period Samir Brikho Nil-cost options Basic award – 175% of salary 1,670 25% 151,085 31 December 2016 Nil-cost options Matched award – up to 75% of salary on two for one investment share match 715 25% 64,750 31 December 2016 Total 250% of salary 2,385 215,835 Ian McHoul Nil-cost options Basic award – 175% of salary 928 25% 83,936 31 December 2016 Nil-cost options Matched award – up to 75% of salary on two for one investment share match 397 25% 35,972 31 December 2016 Total 250% of salary 1,325 119,908 Half of the basic award is subject to a TSR performance condition and the other half and all of the matched award is subject to an EPS performance condition. The TSR measure is based on Amec Foster Wheeler’s ranking against the comparator group set out below based on the average share price over the final quarter of 2016 compared to the corresponding period in 2013. The threshold for any vesting to occur is that Amec Foster Wheeler needs to be ranked at median or higher. If upper quartile ranking is achieved, full vesting will occur. Vesting is on a straight line basis between these threshold and maximum targets.

71 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Comparator group in respect of 2014 awards Aker Solutions Norway Melrose UK AMEC UK Petrofac UK Babcock Intl. UK Rotork UK Baker Hughes USA Saipem Italy Balfour Beatty UK Schlumberger USA Cameron Intl. USA Serco Group UK Carillion UK SNC-Lavalin Group Canada Chicago Bridge & Iron USA Spirax-Sarco UK Fluor USA Technip France Halliburton USA URS USA IMI UK Weir Group UK Jacobs USA Wood Group (John) UK KBR USA Worley Parsons Australia Foster Wheeler has been removed from the original comparator group. The committee has discretion to make further adjustments to the list when necessary to take account of mergers, acquisitions or other such events. The EPS measure is based on the compound annual growth (CAGR) to 2016 from an adjusted 2013 base. EPS for this purpose is defined as the diluted earnings per share expressed to one decimal place of Amec Foster Wheeler plc before goodwill and intangible amortisation, the charge or credits associated with executive share awards and exceptional items (at the committee’s discretion). The adjustment took account of the Foster Wheeler acquisition. Threshold (25%) vesting will occur if CAGR is 5% and maximum (100%) vesting will occur if CAGR is 10% or higher with straight line vesting for a result between these targets. The number of shares vesting as determined by the performance conditions outcomes will be increased to take account of reinvested dividends including the UK tax credit in the period between award and vesting. Details of the specific companies included in the TSR comparator groups for both the 2012 and 2013 awards were included in the directors’ remuneration reports for those years and may be obtained on request from the Company Secretary. Payments to former directors No payments (including payments for loss of office) were made to former directors.

72 Amec Foster Wheeler Annual report and accounts 2014 Directors’ remuneration report continued Annual report on remuneration continued Directors’ share interests and shareholding requirements As at 31 December 2014 (or in the case of Tim Faithfull as at the date he ceased to be a director), the beneficial interests in the share capital of the Company of the directors and their connected persons were as follows: Legally owned shares Vested but unexercised share options Unvested share options subject to performance conditions (PSP awards) Unvested share options not subject to performance conditions (Sharesave) John Connolly 35,538 – – – Samir Brikho 1,894,682 36,491 631,659 1,032 Ian McHoul 318,443 19,540 350,920 1,046 Tim Faithfull 10,000 – – – Neil Carson 5,000 – – – Colin Day 21,466 – – – Simon Thompson 4,744 – – – Linda Adamany 3,100 – – – Stephanie Newby 21,899 – – – The unexercised share options for Samir Brikho and Ian McHoul include those vesting during 2014 from the PSP awards made in 2011, as described on page 70 and in the case of Mr Brikho 1,335 options under the Sharesave Plan with an exercise price of £6.74 and an exercise period from January to June 2015. Sufficient shares may be sold on exercise of options to meet tax withholding requirements. Details of the unvested options for Samir Brikho and Ian McHoul are as follows: Date of award Type of award Number of shares Exercise price Exercise period Samir Brikho April 2012 PSP 197,194 Nil April 2015 to October 2016 March 2013 PSP 218.630 Nil March 2016 to September 2017 March 2014 PSP 215,835 Nil March 2017 to September 2018 October 2014 Sharesave 1,032 £8.72 January to June 2018 Ian McHoul April 2012 PSP 109,551 Nil April 2015 to October 2016 March 2013 PSP 121,461 Nil March 2016 to September 2017 October 2013 Sharesave 1,046 £8.60 January to June 2017 March 2014 PSP 119,908 Nil March 2017 to September 2018 On 5 January 2015 John Connolly and Ian McHoul acquired 601 and 28 shares respectively and on 7 January 2015 Colin Day acquired 363 shares; all of these were in lieu of the interim dividend paid on 5 January 2014. The unexercised share options arising from PSP awards increased by 621 for Mr Brikho and 347 for Mr McHoul in respect of dividend equivalents. Mr Brikho exercised his Sharesave option over 1,335 shares on 9 March 2015. There were no other changes in the directors’ interests in the share capital of the Company between 31 December 2014 and 26 March 2015. No director has used any of their shareholdings in hedging arrangements or as collateral for loans. Guidelines are in place requiring executive directors and members of the Group Leadership Team to build up and retain a holding of Amec Foster Wheeler shares received from incentive plans or purchased by them. The level of targeted shareholding is 250% of salary for executive directors and 125% for other senior executives. Based on the average share price and salaries during December 2014, the legally-owned shares shown above represented the following percentages of base salary which are both considerably in excess of the shareholding requirement: Samir Brikho 1,721% Ian McHoul 521% There is no shareholding requirement for the Chairman or non-executive directors.

73 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Total shareholder return This graph compares the TSR performance of Amec Foster Wheeler plc, assuming dividends are re-invested, with the TSR performance of the FTSE 100 over the period 31 December 2008 to 31 December 2014. Chief Executive’s pay in the last six years 2009 2010 2011 2012 2013 2014 Single total figure of remuneration £’000 4,103 9,295 4,590 3,092 2,370 1,837 Bonus awarded as % of maximum 58% 97% 64% 57% 52% 41% LTIP vesting as % of maximum 100% 80% 71% 50% 19% 0% Percentage change in Chief Executive’s remuneration The table below shows how the percentage change between 2013 and 2014 in the Chief Executive’s salary, benefits and bonus compares with the percentage change in the average of each of those elements of pay for a comparator group of employees. The committee has selected employees in the UK as the comparator group as they have broadly the same structure of remuneration and to eliminate the impact of exchange rate movements if employees in other countries were included. Salary Taxable benefits Bonus 2014 2013 % change 2014 2013 % change 2014 2013 % change Chief Executive 954 927 +3% 43 66 -35% 594 717 -17% UK staff +3% +4% -16% The year-on-year change for UK staff taxable benefits is based on data for tax years ending in 2014 and 2013 averaged over the number of employees in receipt of those benefits. The year-on-year changes for UK staff salary and bonus are based on the aggregate amounts paid in each year divided by the average number of employees in that year. Total shareholder return Amec Foster Wheeler FTSE 100 Index Source: Thomson Reuters 260 240 220 200 180 160 140 120 100 80 2008 2009 2010 2011 2012 2013 2014 80 100 120 140 160 180 200 220 240 260

74 Amec Foster Wheeler Annual report and accounts 2014 Relative importance of spending on pay The chart below illustrates the relative importance of spending on pay compared to distributions to shareholders (dividends and share buy-back) and other disbursements from profit or cash flow that are considered by the directors to be the most material expenditures in relation to the Company’s strategy. Shareholder voting on remuneration policy and report at last AGM At the annual general meeting held on 3 April 2014 votes were cast as follows: Resolution Shares for (including discretionary) % in favour Shares against % against Shares withheld To approve the remuneration report 166,409,640 88.35 21,949,194 11.65 2,103,756 To approve the remuneration policy 153,158,481 81.27 35,308,450 18.73 1,995,659 The committee do not consider that the votes against either resolution were substantial requiring any specific explanation or action in response. As noted above, shareholders were consulted during 2014 regarding proposed changes to remuneration policy. Relative importance of spending on pay £bn 2014 2013 2012 2.5 2.0 1.5 1.0 0.5 0 Staff costs Dividends Share buybacks Acquisitions Directors’ remuneration report continued Annual report on remuneration continued

75 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Jonathan Nield Group Project Delivery Director Jon was appointed Group Project Delivery Director on 13 November 2014, immediately prior to which he served as Vice President, Project Risk Management of Foster Wheeler – a position he held since May 2011. Previously, he was a director of Foster Wheeler Energy Limited and he has served in various executive positions with that company. He was a member of the Foster Wheeler team for more than 25 years. Jon has a BSc in Mechanical Engineering from Newcastle University, an MSc in Project Management from Cranfield School of Management. He currently serves as a director of the Engineering & Construction Risk Institute. Will Serle Group Human Resources Director Will was appointed Group Human Resources Director on 1 May 2011, having previously held the position of Human Resources Operations Director since 2009. Will is also responsible for sustainability at Amec Foster Wheeler. He joined the Company in 2000 as Human Resources Director for the Oil & Gas business, moving to the Natural Resources role in 2006. Will holds a Master’s degree in Human Resources from The Robert Gordon University and is a Fellow of CIPD. Our Group Leadership Team Simon Naylor Group President, Americas Simon was appointed Group President, Americas in October 2012. Prior to that Simon had been President Natural Resources Americas since 2007, where he led the growth and successful development of the company’s leading positions in the core market sectors of Mining, Oil & Gas and Oil Sands. In his 22 years with the company, Simon has worked across the project life cycle; from consulting, engineering and project management. A natural resources professional, his experience includes project development, asset support, strategy, customer relationship management and operations leadership. Simon has an MBA from Cranfield School of Management and a BSc from University College London in Chemical Engineering. Roberto Penno Group President, AMEA & Southern Europe Roberto was appointed Group President, AMEA & Southern Europe on 1 January 2015, immediately prior to which he was CEO of Foster Wheeler’s Global E&C Group – a position he held since 2013. Previously he was CEO of the Global E&C Group’s Asia-Pacific Region. A 27-year veteran of Foster Wheeler, he has held a variety of positions with the company, including managing director of Global Sales, Marketing and Strategic Planning; director of commercial operations for Foster Wheeler Asia Pacific; and other senior roles in operating unit management, sales and commercial management in Europe, Asia and the US. Roberto has a degree in Mechanical Engineering from University Politecnico Milan. The team is comprised of senior operational and functional management, each of whom brings a depth of knowledge and experience to their role. Gary Nedelka Group President, Global Power Group Gary was appointed Group President, Global Power Group on 1 January 2015, having served as Chief Executive Officer of Foster Wheeler’s Global Power Group since January 2009. Prior to this, he served as President and Chief Executive Officer of Foster Wheeler North America Corp., an indirect, wholly-owned subsidiary within the Global Power Group. Previously he was President and General Manager of operating companies in China and he held a variety of positions of increasing responsibility in commercial operations and engineering management. He joined Foster Wheeler in 1979 and is a member of the American Society of Mechanical Engineers. Gary holds a BSc in mechanical engineering from Clarkson College of Technology. Jeff Reilly President, Strategy & Business Development Jeff was appointed President, Strategy & Business Development on 28 April 2014. He started his career with Stone & Webster Engineering Corp. as a Chemical Process Design Engineer and developed his career there and at ABB Lummus Global Inc as company Vice President at both engineering and construction organisations. He joined ConocoPhillips in 2005, initially as Major Contracts Manager, then led upstream and downstream major project portfolios globally and was appointed as Chief Procurement Officer in 2012. Jeff has a BS Chemical Engineering from The University of Texas at Austin; an MBA in Finance and International Business from the University of Houston. John Pearson Group President, Northern Europe & CIS Before taking the role of Group President, Northern Europe & CIS on 1 January 2015, John was Group President of Europe and, prior to that, he was Managing Director of the Oil & Gas business in Europe and West Africa. He joined the company in 1990 and has worked in a variety of roles in engineering and project management. In the past, John has led the company’s Oil & Gas projects and Asset Support business streams globally. Prior to joining the business, John worked for Chevron and has worked around the world, having spent time based in Aberdeen, San Francisco, Baku and London. John is currently joint contractor co-chair of Oil & Gas UK and sits as a board member for PILOT, the Fiscal Forum and the OGA. John holds a BSc Honours Engineering degree from Aberdeen University. Alison Yapp General Counsel and Company Secretary Alison was appointed General Counsel and Company Secretary on 1 December 2012. Immediately prior to joining the company she was Company Secretary and General Legal Counsel of Hays plc, previous to which she was Company Secretary and Group Legal Adviser of Charter plc. She is a solicitor and has more than 20 years’ experience as a senior lawyer in industry. She began her career in private practice at Turner Kenneth Brown, advising corporate and commercial clients in M&A before moving in-house to Johnson Matthey plc where she held various senior legal roles. Alison holds an LLB (Hons) from Bristol University and is a qualified solicitor. In addition to the executive directors shown on pages 45 and 46, Amec Foster Wheeler’s Group Leadership Team consists of the following individuals:

76 Amec Foster Wheeler Annual report and accounts 2014 The board has also created a number of management committees that deal generally with more operational matters. Management committees Share allotment Members Any two directors or a director and the General Counsel and Company Secretary or the Deputy Company Secretary (the chairman to be appointed from those directors present). Responsibilities The share allotment committee approves the allotment of new shares or the issue of existing shares held in treasury following the exercise of options under the Savings-Related Share Option Scheme. Risk Members Chief Executive (chairman); Chief Financial Officer; General Counsel and Company Secretary; Group Commercial Director; Head of Risk Management and Insurance; Group Project Delivery Director. Responsibilities The risk committee performs an integral role in the governance of risk within Amec Foster Wheeler by helping the board fulfil its responsibilities in determining the risk appetite of the group and the effectiveness of the risk management and internal control systems that support it. It also reviews the Amec Foster Wheeler plc risk register and the potential impact of any issues on the risk appetite and the risk profile of the group. It reports on key risk issues such as new business and geographical locations and also makes recommendations on the insurance programme for the group. Pensions and retirement benefits Members Chief Financial Officer (chairman); Group Human Resources Director; Head of Pensions; General Counsel and Company Secretary. Responsibilities The pensions and retirement benefits committee reviews and recommends the establishment of any new or replacement pension arrangements, any material amendments to existing pension schemes, and the discontinuance, winding up or merger of any existing arrangement. It also agrees with the trustees of those pension arrangements appropriate funding plans to secure the benefits promised. Group project review (from March 2015) Members Group Leadership Team, Commercial Director. Responsibilities The group project review committee reviews project execution and financial performance on higher risk, higher value projects that could have a material affect on group performance. Disclosure (from January 2015) Members Group Financial Controller (chairman); General Counsel and Company Secretary; Head of Risk Management and Insurance; Chief Corporate Compliance Officer; Head of Internal Audit; Director of Tax and Treasury; Group Corporate Affairs Director; Head of Investor Relations. Responsibilities Following the acquisition of Foster Wheeler, we have established a disclosure committee which will assist the audit committee with regard to verifying the information that is required to be disclosed in the company’s material public disclosures and in its periodic reports. This is intended to ensure such disclosures are in compliance with all relevant laws, rules and regulations, including the UK Listing Authority, the London Stock Exchange, the New York Stock Exchange and the US Securities and Exchange Commission. Corporate transactions Members Chief Executive (chairman); Chief Financial Officer; General Counsel and Company Secretary; Head of Mergers and Acquisitions. Responsibilities The corporate transactions committee considers mergers, acquisitions and disposals and approves transactions where the consideration or assumption of liabilities, as appropriate, is £5m or less, and above this level it submits recommendations to the board for approval. In addition it determines transaction guidelines that are in line with group policies and procedures. These are chaired by executive directors or other senior individuals and members are drawn from senior management within the group. The minutes of each of these meetings are circulated to each board meeting. The terms of reference of all these committees have been reviewed and updated following the acquisition of Foster Wheeler. Health, safety, security and environmental (HSSE) review Members Chief Executive (chairman); Group Human Resources Director; General Counsel and Company Secretary. Responsibilities The HSSE review committee’s key responsibility is to provide effective oversight of the company’s performance and management of HSSE issues across the group. This includes the evaluation of the effectiveness of the group’s policies and management systems in respect of managing health, safety, security and environmental risk in both current and future operations associated with the company’s growth strategy. Tender review Members Chief Executive (chairman); Chief Financial Officer; General Counsel and Company Secretary; Head of Risk Management and Insurance; Group Commercial Director; Group Project Delivery Director. Responsibilities The tender review committee primarily reviews and approves proposed tender submissions for contracts to be undertaken by the business units that are outside the delegated authority of the Group Presidents.

77 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Attendance at meetings The board holds a minimum of six regular meetings throughout the year, scheduled in accordance with an annual timetable. Additional board meetings and telephone conferences are held as required to deal with specific issues. In 2014 there were six scheduled meetings and ten unscheduled meetings. Directors are expected to attend all scheduled board and relevant committee meetings, unless they are prevented from doing so by unavoidable prior business commitments or other valid reasons. All directors are provided with full papers in advance of each meeting. Where a director is unable to attend a meeting, they are encouraged to discuss any issues arising with the Chairman or Chief Executive as appropriate. Number of meetings attended Scheduled Unscheduled John Connolly1 5/6 10/10 Samir Brikho 6/6 10/10 Ian McHoul 6/6 10/10 Linda Adamany 6/6 10/10 Neil Carson 6/6 6/10 Colin Day 6/6 9/10 Tim Faithfull (to 3 April 2014) 1/1 2/2 Stephanie Newby (from 13 November 2014) 1/1 2/2 Simon Thompson 6/6 10/10 1 The Chairman was unable to attend one meeting due to illness. Unscheduled meetings were convened throughout the year to consider matters relevant to the Foster Wheeler acquisition. As these were not scheduled, members were not always able to attend but were provided with full packs of information and were invited to make comments. Board composition As at 31 December 2014, the board comprised the non-executive chairman; two executive directors (the Chief Executive and the Chief Financial Officer); and five non-executive directors. As a result of the Foster Wheeler acquisition, Kent Masters joined the board on 13 February 2015 as a non-executive director. Given his former role as Chief Executive Officer of Foster Wheeler AG, Kent is not considered to be independent. Details of the directors, including their biographies, other significant commitments and committee memberships can be found on pages 45 to 47. The balance of executive and non-executive directors, reinforced by adherence to sound governance procedures, ensures no one individual, or group of individuals, dominates the board’s decision-making process. The varied backgrounds and commercial experience of the non-executive directors, and their independence from management, ensures rigorous debate at meetings and the constructive challenge and oversight of the executive directors in relation to the strategic direction and performance of the group. The board is mindful of the need to maintain an appropriately diverse mix of skills, experience, independence and knowledge of the group to ensure the delivery of the group’s strategy and performance. The nominations committee regularly reviews the composition of the board against these criteria. The Company’s articles of association require all directors to seek re-election by shareholders at the AGM following their initial appointment and every three years thereafter. However, in line with the recommendations of the Code, our practice is that all directors submit themselves for re-election on an annual basis. All of the directors wishing to continue serving, and considered eligible by the board, will offer themselves for re-election at the 2015 AGM. Details of the directors’ service contracts, emoluments and share interests are set out in the remuneration report on pages 66 to 72. Leadership 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Membership of the board Non-executive Chairman Executive director Non-executive director 1 2 6 Experience of the board Financial management and corporate finance Corporate governance International experience Experience in business sectors relevant to Amec Foster Wheeler HSSE Strategy Number of board directors with experience in each topic 5 6 5 6 7 9 Directors’ tenure as at 31 December 2014 John Connolly Samir Brikho Ian McHoul Linda Adamany Neil Carson Colin Day Stephanie Newby Simon Thompson 3 yrs 7m 8 yrs 3m 6 yrs 3m 2 yrs 3m 4 yrs 4m 4 yrs 2m 1m 5 yrs 11m

78 Amec Foster Wheeler Annual report and accounts 2014 Leadership continued At least one scheduled meeting each year takes place away from Amec Foster Wheeler’s head office in London. This provides the board with an opportunity to understand more about Amec Foster Wheeler’s business and to meet employees based locally. In June 2014 the board meeting took place in our offices in Aberdeen, UK, where the board met with local management and also visited the Robert Gordon University, accessing the state of the art Drilling and Rig Training (DART) simulator developed by the university to help address this area of skills shortage in our industry. Amec Foster Wheeler has a strong working relationship with the university, which is very closely affiliated with the oil and gas industry and has provided many of the company’s engineering graduates. In addition to the matters reserved for the board, certain items are considered at every scheduled board meeting. The Chief Executive provides a report on business performance, strategy execution and emerging issues and the Chief Financial Officer updates the board on financial results and progress against the short range plan. Executive reports are received on investor relations and market issues, HR and health and safety. In addition, the Chairman and the General Counsel and Company Secretary provide an update on legal and governance matters and twice yearly the General Counsel and Company Secretary provides updates on material claims and disputes. Business unit management is regularly invited to present at board meetings and, led by the Group Presidents, provide ‘deep dive’ reviews of each region. In addition to standing items discussed at each meeting, the board cycles through a schedule of financial and planning matters including the approval of financial results and dividends; strategic and special matters including the review and approval of strategy; the determination of major risks and risk appetite and transaction and competitor reviews. The board receives an annual presentation from the Group Human Resources Director on senior management succession planning and management development. In 2014, this took place in June and the board were advised of the creation of a new people forum, the purpose of which was to ensure that succession was considered more deeply throughout the organisation. The board has also identified a range of topic reviews that are addressed annually and these include the strategies followed by the group’s functions e.g. Tax, Treasury and IT, as well as the board effectiveness and composition reviews. The board also holds a separate additional meeting each year to perform a full strategic review of the group. On account of the timing of the acquisition of Foster Wheeler, the strategy event scheduled for October 2014 was postponed until April 2015. The Chairman and Chief Executive The company does not combine the roles of Chairman and Chief Executive. There is a clear and well defined division of accountability and responsibility between the roles of the Chairman and Chief Executive and these are set out in writing and have been agreed by the board. The consequence of this clear division of responsibility at the head of the company is such that no individual has unfettered powers of decision. The Chairman and Chief Executive are committed to ensuring the development and maintenance of an effective and trusting relationship with the appropriate balance between challenge and support. The Chairman is primarily responsible for the leadership and effectiveness of the board. At a high level, he is accountable for facilitating constructive relations between and the participation of all board members, so as to encourage a culture of openness and debate and enable the board to fulfil all aspects of its role. The Chairman has undertaken to ensure that the board discharges its duties to promote the success of the company and to guide Amec Foster Wheeler’s business and conduct in accordance with the highest ethical standards. Each year the Chairman produces a board plan intended to summarise the board’s activities in executing its duties during the year. The plan highlights the priorities the board has identified for the year, and those of the Chief Executive, and is modified to take account of unscheduled developments. In setting the agenda for board meetings, the Chairman ensures sufficient time is available for discussion and meaningful challenge of all matters, particularly strategy, performance, value creation and accountability. The Chief Executive is responsible, subject to those matters reserved to the board, for running Amec Foster Wheeler’s businesses with the primary objective of creating shareholder value. Consistent with this objective, the Chief Executive has ultimate responsibility for the proposal, development and implementation of the group’s strategy. The building and maintenance of an effective executive management team, and the allocation of responsibility therein, are key components of and essential to the performance of the Chief Executive’s role. The Chief Executive takes the lead role in the promotion of Amec Foster Wheeler, gives personal leadership to the realisation of the company’s vision and values and encourages the highest standards of health, safety, security, environmental and ethical performance.

79 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Senior Independent Director Simon Thompson has acted as the board’s Senior Independent Director since the conclusion of 2014 AGM, following the retirement of Tim Faithfull. Simon was selected for the role on account of his significant knowledge of Amec Foster Wheeler and its operations and his experience as a director of international companies in sectors that are relevant to the group. The Senior Independent Director is responsible for: X providing additional support to and acting as a sounding board for the Chairman; X acting as an additional channel of communication between the Chairman and the other directors; X being available to shareholders for concerns they may have that have not been resolved through the normal channels of the Chairman, Chief Executive or other executive directors, or which are not appropriate to raise through these channels; X acquiring an objective understanding of the issues and concerns of Amec Foster Wheeler’s shareholders through attendance at a sufficient number of meetings with the company’s major shareholders and financial analysts; X at least annually establishing the views of the non-executive directors as to the performance of the Chairman; X following completion of the above evaluation exercise, providing feedback to the Chairman on his performance; and X overseeing the recruitment of the Chairman. As previously noted, Simon Thompson will step down from the board at the conclusion of the 2015 AGM, having served six years on the board. Following Simon’s retirement, Neil Carson will take on the role of Senior Independent Director. Both the nominations committee and the board considered that Neil Carson best met the criteria required for the role. Non-executive directors The non-executive directors are crucial in bringing an external perspective and wide range of skills, experience, expertise and diversity of views to the board’s deliberations and the development of strategy. They constructively challenge and scrutinise the performance of management against agreed objectives and provide an invaluable contribution to the work of the board’s committees. The board benefits greatly from the contribution and balance they bring. To ensure this continues, the Chairman holds meetings with the non-executive directors, without the executive directors present, immediately following most scheduled board meetings. The board’s policy is that non-executive director appointments are normally for three consecutive three-year terms, subject to assessment by the nominations committee after the end of each term. The committee makes recommendations on reappointment to the board. Prior to appointment and on any material changes, the external commitments of each non-executive director, including those of the Chairman, are reviewed. During the year, John Connolly became the chairman of a small private company, the Elian Group, which is based in Jersey; Linda Adamany was appointed as a non-executive director of Leucadia National Corporation, Neil Carson was appointed as a non-executive director of PayPoint Plc and Colin Day became a director of FM Global and was appointed to the FRC Audit Advisory Group. In accordance with the board’s policy to ensure that non-executive directors are not conflicted and are able to commit sufficient time to meet their duties and responsibilities to Amec Foster Wheeler, the prospective appointments were disclosed to the board for approval. In no case was it considered that the external appointment would have a detrimental effect. Each director’s undertaking as to their ongoing commitment to the role, together with an assessment of their continued independence, is reviewed as part of their annual performance evaluation. Amec Foster Wheeler’s non-executive directors are not employed by the company in any capacity, nor have they previously been. Kent Masters was the former Chief Executive Officer of Foster Wheeler AG and Stephanie Newby was formerly an independent non-executive director of Foster Wheeler AG. The letters of appointment of the non-executive directors are available for inspection at the company’s registered office by request to the Company Secretary and will be available for inspection at the company’s forthcoming AGM. Conflicts of interest The board has procedures in place for the disclosure and review of conflicts of interest. No material conflicts of interest arose in 2014. Prior to appointment, director-elects provide information on any conflicts of interest, and thereafter any potential conflicts of interest are considered at the start of each board meeting. Accordingly, each director is aware of their responsibility to avoid a situation where they have an actual or potential conflict of interest, the requirement to keep the same under review and inform the Chairman and Company Secretary of any change in their situation. An effective procedure is in place for the board to authorise conflict situations, should they arise, in accordance with the Companies Act 2006 and the company’s articles of association. The Company Secretary is responsible for keeping appropriate records, including the scope, of any authorisations granted by the board, and ensures the board undertakes regular reviews of conflict authorisations. Executive directors are not permitted to accept external appointments without the prior approval of the board. In March 2014, Ian McHoul was appointed as a non-executive director of Britvic plc. Prior to accepting the appointment, the board reviewed the nature of the position and time commitment required and concluded that it would not adversely impact on his ability to fulfil his role as Chief Financial Officer of Amec Foster Wheeler plc.

80 Amec Foster Wheeler Annual report and accounts 2014 Professional development The Company Secretary assists the Chairman in the co-ordination of director induction and ongoing training. A comprehensive induction programme is in place for all new directors which takes into account their previous experience, background and role on the board. The programme is tailored accordingly to: X provide an understanding of the duties and responsibilities of a director and their particular role; X build an understanding of how the board operates within Amec Foster Wheeler’s structure; X further their knowledge and understanding of Amec Foster Wheeler’s culture, its business and operations and the markets and countries in which it operates; X establish a link with Amec Foster Wheeler’s management and people; and X establish an understanding of the company’s main relationships. New directors are provided with key board, operational and financial information and relevant legislatory and regulatory guidance. Essential to the success of the programme is the varied delivery of materials, at intervals that allow the absorption of information at a steady pace. Delivery of the induction programme involves a combination of documentation, accessible via the portal used by the board to communicate and share documents electronically, meetings with other members of the board, senior management and their extended teams, key external parties including the company’s advisers and, where appropriate, major shareholders, and, site visits where possible. Where a new director is to serve on a board committee, induction material relevant to the committee is also provided. Progress against the induction programme is reviewed with the director midway through the process to ensure a smooth transition into director training and ongoing development. Ongoing training, relevant to each director’s individual development needs, continues after appointment. The Chairman endeavours to review the training and development needs of the directors at least annually. The aim is to ensure the further enhancement of their skills and knowledge of the business, so that they continue to effectively fulfil their role on the board and its committees. Internally facilitated training is arranged by the Company Secretary on topics and issues relevant to the operation of the board and the responsibilities of the directors. The board receives presentations from management on changes and significant developments in the business. Regular updates on changes in legislation and communications from the Company Secretary’s office on key developments in corporate governance are also provided. In addition, use is made of external auditor and advisor training programmes. During the year the board received presentations from external experts on such matters as UK and US requirements in relation to mergers and acquisitions and on health and safety legal requirements. From time to time the directors individually attend seminars and conferences related to their areas of expertise and responsibility. To further develop the directors’ understanding of the group’s operations and culture, the board undertakes visits to various places of Amec Foster Wheeler business. As previously mentioned, the board visited the group’s Aberdeen operations and also Robert Gordon University in 2014. Evaluation In line with the recommendations of the Code, each year a formal performance evaluation review is undertaken of the board, its committees and the directors individually. In 2014, the performance evaluation was externally facilitated by Lintstock, a third party service provider. Lintstock have been the provider of the company’s insider list management software since 2011 but other than this and the performance evaluation, have not undertaken any other work of any kind for the board or the company. The review process involved the completion by each director of a survey designed to establish their perceptions in areas such as the current composition and expertise of the board; board dynamics and the relationships between board members and the board and senior management; the board’s management of time and the scope of board agendas; the quality of both internal and external support to the board including information presented at meetings and updates on major developments between meetings; and the board’s strategic oversight. Opinions were also sought on the appropriateness of the board’s risk appetite and approach to risk management and on succession planning and human resource management. The surveys that informed Lintstock’s subsequent report to the board, for discussion at its December 2014 meeting, were distributed prior to the completion of the acquisition of Foster Wheeler. In summary, the results were very positive and demonstrated improvement against the outcomes of the 2013 evaluation process. The overall role played by the board in the acquisition of Foster Wheeler was very highly rated, as was its oversight of the ongoing post acquisition integration process. In line with the outcomes of the 2013 review process, areas for improvement were again relatively minor and will be addressed as the board focuses on the integration of Foster Wheeler and achievement of cost and revenue synergies: X although there was a high degree of consensus as to the top strategic issues facing the company over the next three to five years, it was agreed that ensuring greater involvement and time spent focusing on strategy and risk and assisting with the determination of the strategic direction of the company, needed to remain a key area of focus; X the introduction of the new organisational structure following the acquisition, intended to address the appropriateness of the structure of the company at senior levels, will be supplemented by greater prioritisation of succession planning for the executive directors and key management positions below board level and as well increasing the board’s exposure to top management to improve their ability to evaluate their capabilities; and X whilst the composition of the board was rated highly, and has subsequently been enhanced by the addition of Stephanie Newby and Kent Masters, key changes were identified that should be made to the profile of the board over the next three to five years to match the company’s strategic goals including increased oil and gas experience. Effectiveness

81 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information In addition, and as required by the Code, during the year the Senior Independent Director, having taken the views of the non-executive and the executive directors, reviewed the performance of the Chairman. The Senior Independent Director met with the Chairman in December 2014, to review his performance during 2014. The Chief Executive conducts annual performance development reviews with his direct reports. In 2015, the performance evaluation review will again be externally facilitated and will include in depth face to face interviews with each member of the board. Information and support The Company Secretary is fundamental in ensuring the efficiency and effectiveness of the board and is responsible for ensuring that the directors have timely access to full, accurate and relevant information. Agendas and supporting papers for board and committee meetings are circulated approximately one week prior to the meeting date to allow sufficient time for review and enable informed debate and challenge at meetings. Monthly interim reports are prepared, including a report from the Chief Executive, and these are circulated to the board if a meeting is not scheduled in the month. Where the directors, particularly non-executive directors, require further insight on an issue, the Company Secretary will facilitate this from the business or relevant members of the senior management team. Members of senior management are regularly invited to attend board meetings to present on specific projects and issues. The Company Secretary ensures that the correct board procedures are followed and that the board is informed on legislative, regulatory and governance matters related to its operation. In addition to the advice and services of the Company Secretary, a formal process exists for the directors to obtain independent professional advice, at the company’s expense, where appropriate and necessary to discharge their responsibilities. The Company Secretary is responsible for the organisation and co-ordination of access to such advice. The Company Secretary is also accountable for ensuring that an accurate record is taken of all meetings of the board and its committees. If a director had a concern about the running of the company or a proposed action that could not be resolved, this would be recorded in the minutes. In addition, upon resignation, should a director have any such outstanding concerns, they would be invited to provide the Chairman with a written statement for circulation to the board. No such statements were received during 2014. The appointment and removal of the Company Secretary is one of the matters reserved for the board. Internal control The board is responsible for reviewing Amec Foster Wheeler’s systems of internal control. Reviews cover the effectiveness and adequacy of financial, operational, compliance and risk management systems and are undertaken regularly. These systems can, however, only provide reasonable assurance against material misstatement or loss, as they are designed to manage rather than eliminate the risk of failure to achieve business objectives. The board and its committees have an ongoing process that is reviewed regularly by the board and accords with the Turnbull guidance, for identifying, evaluating and managing significant risks faced by Amec Foster Wheeler, including strategy, major projects to be undertaken, significant acquisitions and disposals, as well as entry into and exit from different markets. The acquisition of Foster Wheeler was completed in the fourth quarter of 2014 and we are currently reviewing the control framework and integrating the risk and control systems with those of the wider group. Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate any risk exposure. The threats and opportunities associated with tender submissions are reviewed by commercial review boards at various levels in the group, in line with delegated authorities. The highest value tenders are, in addition, reviewed by the tender review committee. Amec Foster Wheeler applies a set of contracting principles, under which the level of approval required is dependent on the contractual provision in question. The most significant issues in terms of risk require the approval of the relevant business unit lead and the Group Commercial Director. The internal control processes are complemented by an annual control self-assessment exercise carried out by the principal businesses. This covers health, safety and environment, legal, commercial and contractual, financial, information technology and human resources. The results are reviewed by the board, through the audit committee, as part of the ongoing internal control monitoring process. Amec Foster Wheeler has interests in a number of joint arrangements where controls may not be reviewed as part of the group’s formal corporate governance process because of the joint management responsibilities. Responsibility for such reviews rests with the joint venture and joint operations boards and these are reviewed from time to time as part of Amec Foster Wheeler’s normal internal audit process. Details of significant joint arrangements can be found on page 191. Details of the Group’s risk management process, including reporting and monitoring, and roles and responsibilities can be found on page 20. Accountability

82 Amec Foster Wheeler Annual report and accounts 2014 Relations with shareholders The executive directors undertake an extensive programme of meetings with institutional shareholders during each year. Events such as results presentations and other capital market events are available on our website for those unable to attend in person. Each year, the Chairman and Senior Independent Director offer to meet with all major shareholders. Since the publication of the previous annual report, six such meetings have taken place. The Chairman attends full-year results presentations. Ad-hoc requests from shareholders for meetings with members of the board are facilitated by the investor relations team. The board also receives unedited feedback reports following shareholder meetings and all material brokers’ research notes, together with a report at each meeting showing the company’s standing/benchmark within its peer group. The company has previously appointed an independent consultant to collate the views of shareholders and produce an annual perception report. This report was last presented to the board in February 2013 and it is expected that a new report will be commissioned during 2015. Information regarding our forthcoming AGM can be found on page 85. Find out more online We publish our results and presentations on our investor website at amecfw.com/investors Engagement The Company’s group internal audit function, established by authority of the board, has its responsibilities defined by the audit committee. The head of the function is accountable to the Chief Executive and the audit committee, however, on a day-to-day basis accountability is exercised by the Chief Financial Officer. We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Group Leadership Team, which is responsible for the management of the internal controls, and which includes the Chief Executive and the Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as at 31 December 2014, the Chief Executive and Chief Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information required to be recorded, processed, summarised and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive and the Chief Financial Officer, to allow timely decisions regarding required disclosure. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Changes in internal control over financial reporting During the period covered by this annual report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Accountability continued

83 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Our directors present their annual report and the audited accounts of Amec Foster Wheeler plc (the Company) and its subsidiaries (together referred to as the Group) for the year ended 31 December 2014. Achievements in 2014 and priorities for 2015 Disclosures relating to particulars of important events affecting the Group which have occured since the last financial year and an indication of likely future developments in the business of the Group can be found in the strategic report on pages 1 to 41. Change of name On 13 November 2014, following the acquisition of Foster Wheeler AG, the company changed its name to Amec Foster Wheeler plc. The names of certain of the Group’s material subsidiaries are also in the process of being changed to reflect the acquisition. Dividends The directors are recommending a final ordinary dividend in respect of the year ended 31 December 2014 of 28.5 pence per share. This final dividend will be payable on 2 July 2015 to shareholders on the register at the close of business on 29 May 2015. An interim dividend for the year ended 31 December 2014 of 14.8 pence per share was paid on 5 January 2015. Further information on the payment of dividends to shareholders and the holders of American Depositary Shares (ADSs) can be found on pages 177 to 178. Dividends paid during 2014 comprised an interim dividend of 13.5 pence per share and a final dividend of 28.5 pence per share, both in respect of the year ended 31 December 2013. Changes to the board of directors Details of the directors of the company as at the date of this report, together with brief biographical details and board committee memberships, are set out on page 45 to 47. Changes to the board since 1 January 2014: Tim Faithfull Non-executive director Retired 3 April 2014 Stephanie Newby Non-executive director Appointed 13 November 2014 Kent Masters Non-executive director Appointed 13 February 2015 In addition, Simon Thompson will step down as a director at the conclusion of the 2015 AGM. Directors’ indemnity arrangements The Company maintains directors’ and officers’ liability insurance cover. In addition, throughout the financial year and at the date of this report, qualifying third party indemnity provisions within the meaning of Sections 232–234 of the Companies Act 2006 were in place for all of the directors and the Company Secretary. Directors’ interests None of the directors is, or was, materially interested in any contract of significance to Amec Foster Wheeler’s businesses during, or at the end of, the financial year. Details of directors’ share interests and of their rights to subscribe for shares are shown in the remuneration report on page 72. Corporate governance statement The company’s statement on corporate governance is set out on pages 44 to 85 and is incorporated into this report by reference. Share capital The primary market for Amec Foster Wheeler’s ordinary shares is the London Stock Exchange, where we have a premium listing and our shares are admitted to the main market. Since the completion of the offer for Foster Wheeler, the company’s securities have also been traded on the New York Stock Exchange in the form of American Depositary Shares (ADS). Further information on the company’s ADS programme can be found on pages 177 to 178. The issued share capital of the company as at 31 December 2014 and movements during the year are set out in note 22 on pages 144 to 146. The rights and obligations attaching to the shares are set out in full in the articles of association of the company and are described on pages 180 to 182. In summary, each share carries the right to one vote at general meetings of the company and no right to a fixed income. There are no restrictions on voting rights. Authority was granted to the directors at the 2014 AGM to allot shares or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £49,181,027 (Section 551 amount) of which up to £7,451,671 could be allotted for cash other than in connection with a pre-emptive offer (Section 561 amount). To allow the directors to allot shares to Foster Wheeler shareholders in connection with the acquisition, without prejudice to the existing authority conferred on the directors and approved at the 2014 AGM, this authority was increased at the General Meeting held on 23 October 2014 by a maximum nominal value of £45,458,521.50, such authority to expire on 31 December 2015. In anticipation that the offer for Foster Wheeler would become effective and the issued share capital of the company would increase as a result of the issue of new shares to Foster Wheeler shareholders, the authority conferred on the directors at the 2014 AGM was also renewed at the General Meeting, without prejudice to the authority conferred in respect of the new shares to be issued in connection with the offer, up to an aggregate nominal amount of £59,228,684.50 of which up to £8,974,043 could be allotted for cash other than in connection with a pre-emptive offer, such authority to expire at the end of the AGM in 2015 or 1 June 2015, whichever is earlier. In connection with the acquisition of Foster Wheeler, 85,052,989 shares were issued to Foster Wheeler shareholders on 24 November 2014 as partial consideration for the acquisition of their Foster Wheeler shares. Pursuant to the Squeeze-Out Merger initiated on 8 December 2014 to acquire the remaining outstanding issued and to be issued Foster Wheeler voting rights, a further 4,255,970 shares were issued to Foster Wheeler shareholders on 19 January 2015. Directors’ report

84 Amec Foster Wheeler Annual report and accounts 2014 Resolutions will be proposed at the forthcoming AGM to extend this authority to the end of the AGM in 2016 or 1 June 2016, whichever is earlier. The revised Section 551 amount will be £64,158,715 and the revised Section 561 amount will be £9,721,017. The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made that will effectively alter the control of the company without the prior approval of shareholders at a General Meeting. Since the completion of the £400m share buyback programme in February 2013, the company has not made any purchases of its shares in the market. At the 2014 AGM, authority was granted to the directors to make market purchases of up to 29,806,683 of the company’s shares. In anticipation that the offer for Foster Wheeler would become effective and the issued share capital of the company would increase as a result of the issue of new shares to Foster Wheeler shareholders, this authority was renewed at the General Meeting in October 2014, allowing the purchase of up to 35,896,172 of the company’s shares in the market. This further authority will expire at the end of the 2015 AGM or 1 June 2015, whichever is earlier. A resolution will be proposed at the 2015 AGM to extend the authority of the directors to make market purchases of up to 10% of the company’s shares within prescribed limits. Major interests in shares On the basis of notifications received under the Disclosure and Transparency Rules (DTR 5) and other notifications received by Amec Foster Wheeler plc from shareholders, shareholdings of 3% or more of the voting rights of the company as at 31 December 2014 were as follows: Number % Mondrian Investment Partners Limited 20,253,855 5.28 BlackRock, Inc 14,946,032 5.01 The shareholding percentages reflect the issued share capital at the time of the notifications. On 23 March 2015, pursuant to DTR 5, BlackRock, Inc notified the company of their interest in 21,904,416 shares, representing 5.63% of the voting rights of the company. There were no other notifications received under DTR 5 between 31 December 2014 and 25 March 2015. There are no shareholdings that carry special rights relating to control of the company. Financial instruments Disclosures relating to the group’s use of financial instruments can be found in note 19 on pages 134 to 139 and are incorporated into this report by reference. Significant arrangements – change of control The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the company: Under each of the £377m five year multi-currency revolving credit facility agreement dated 18 July 2012 (as amended from time to time) between, amongst others, the company and The Royal Bank of Scotland plc (as facility agent) and the $2,260m facilities agreement dated 13 February 2014 (as amended and re-stated from time to time), between, amongst others, the company and Bank of America Merrill Lynch International Limited (as facility agent), the company must promptly notify each facility agent if it becomes aware of any change of control. Following such notice the lenders under the relevant agreement are required to negotiate with the company for a period of 30 days with a view to agreeing terms and conditions acceptable to the company and all the relevant lenders for continuing the relevant facilities. If agreement is not reached by the relevant parties before the end of the 30-day period, if a lender so requires, the relevant facility agent must, by notice of not less than 30 days to the company, cancel the commitments of that lender under the relevant agreement and declare the participations of that lender in all outstanding loans under that agreement together with accrued interest and all other amounts accrued under that agreement to be immediately due and payable. A change of control occurs if any person or group of persons acting in concert gains control of the company. Depending on the nature of the transaction, entitlements under the company’s share plans may be triggered by a change of control. Further detail can be found in the directors’ remuneration report. Employees Our employees embody our knowledge, brand and reputation and it is through their activities, day by day, that we deliver on our business objectives and commitments to shareholders, clients and the wider community. Information on employee development and training; how we engage with our employees to ensure they understand the direction in which the company is going and are committed to Amec Foster Wheeler’s values; the actions taken to share knowledge with our employees and keep them informed of developments; how we assess and act on employee opinion and encourage involvement in the company’s performance; and our commitment to cultural diversity and equal opportunities can be found on page 16 and is incorporated in this report by reference. As can be seen in our Code of Business Conduct, Amec Foster Wheeler is committed to providing a workplace which offers equal opportunity for promotion and advancement. As part of the integration of the two AMEC and Foster Wheeler businesses, a revised Code of Business Conduct is being produced that will meet the needs of the wider Group. Directors’ report continued

85 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information As part of the company’s equal opportunities policy, procedures are in place that are designed to provide for full and fair consideration and selection of disabled applicants, to ensure they are properly trained to perform safely and effectively and to provide career opportunities that allow them to fulfil their potential. Where an employee becomes disabled in the course of their employment, Amec Foster Wheeler will actively seek to retain them wherever possible by making adjustments to their work content and environment or by retraining them to undertake new roles. Sustainability Summary details about our commitment to sustainability and its importance to our day-to-day activities are set out specifically on page 24 and in general throughout our strategic report. Further detail is available in our sustainability report and on our website. Greenhouse gas emissions Disclosures relating to the group’s greenhouse gas emissions, as required to be disclosed under the Companies Act 2006 (strategic report and directors’ report) Regulations 2013, can be found in the strategic report on page 24. Political donations During 2014, Amec Foster Wheeler made no political donations in the UK or European Union, including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. Amec Foster Wheeler Americas Limited (formerly AMEC Americas Limited), a subsidiary of the company in Canada, made contributions to non-EU political parties in Canada totalling C$1,810 (£995). Going concern The directors, having made enquiries, consider that the group has adequate resources to operate for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts. Further details of this review can be found on page 39. Auditor A resolution will be proposed at the AGM for the re-appointment of Ernst & Young LLP as auditor of the company. Disclosure of information to auditor The directors who held office at the date of approval of this directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the company’s auditor is unaware; and the directors have taken all the steps that they ought to have taken as directors to make themselves aware of any relevant audit information and to establish that the company’s auditor is aware of that information. The above statement is made in accordance with Section 418 of the Companies Act 2006. Responsibility statements The statement of directors’ responsibilities, including the fair, balanced and understandable statement, in respect of the annual report and accounts can be found on page 86. The statement by the Company’s auditor relating to their reporting responsibilities can be found on pages 93 and 94. Annual general meeting This year’s AGM will be held at Glaziers Hall, 9 Montague Close, London Bridge, London SE1 9DD on 14 May 2015 at 11:00am. The notice of meeting, which includes explanatory notes on the business to be transacted at the meeting, accompanies this report and is also available on our website. Separate resolutions will be proposed at the AGM to receive the annual report and accounts; to declare a final dividend; to approve the remuneration report and remuneration policy; to re-elect all of the current directors who will retire in accordance with the provisions of the Code; to re-elect Ernst & Young LLP as auditor; and to authorise the directors to fix the auditor’s remuneration. Shareholders will also be asked to renew both the general authority of the directors to allot shares in the company and to allot such shares without the application of statutory pre-emption rights. In addition, shareholders will be requested to authorise the company to make market purchases of its own shares within prescribed limits and approve the resolution, to be repeated at each AGM going forward, to authorise the calling of general meetings, other than annual general meetings, on 14 clear days’ notice. This year shareholders will be asked to approve updated UK and International Sharesave Scheme rules together with the rules for a new LTIP (Amec Foster Wheeler plc Long Term Incentive Plan 2015). The board views the AGM as an opportunity to directly communicate the group’s progress and engage with shareholders. Where possible, the entire board will attend the AGM and will be available to answer questions from those shareholders present. The board encourages all shareholders to attend and participate where possible. On behalf of the board Alison Yapp General Counsel and Company Secretary 26 March 2015 Find out more online Visit our website at amecfw.com/investors for further information regarding this year’s AGM.

86 Amec Foster Wheeler Annual report and accounts 2014 Statement of directors’ responsibilities in respect of the annual report and the accounts The directors are responsible for preparing the annual report and the consolidated and parent company accounts, in accordance with applicable law and regulations. Company law requires the directors to prepare consolidated and parent company accounts for each financial year. Under that law the directors are required to prepare the consolidated accounts in accordance with IFRS as adopted by the EU and applicable law and have elected to prepare the parent company accounts in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice). Under Company law the directors must not approve the consolidated and parent company accounts unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of their profit or loss for that period. In preparing each of the consolidated and parent company accounts, the directors are required to: X select suitable accounting policies and then apply them consistently; X make judgements and estimates that are reasonable and prudent; X for the consolidated accounts, state whether they have been prepared in accordance with IFRS as adopted by the EU; X for the parent company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company accounts; and X prepare the consolidated and parent company accounts on the going concern basis unless it is inappropriate to presume that the consolidated and the parent company will continue in business. The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the directors are also responsible for preparing a strategic report, directors’ report, directors’ remuneration report and corporate governance statement that comply with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the UK governing the preparation and dissemination of consolidated and parent company accounts may differ from legislation in other jurisdictions. Responsibility statement of the directors in respect of the annual financial report We confirm that to the best of our knowledge: X the accounts, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and X the strategic report and directors’ report includes a fair review of the development and performance of the business and the position of the issuer and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. In addition, we confirm that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the position and performance, strategy and business model of the company. Signed on behalf of the board Samir Brikho Chief Executive Ian McHoul Chief Financial Officer 26 March 2015 Responsibility statements of the directors

87 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information This page intentionally left blank.

88 Amec Foster Wheeler Annual report and accounts 2014 This page intentionally left blank.

89 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information This page intentionally left blank.

90 Amec Foster Wheeler Annual report and accounts 2014 This page intentionally left blank.

91 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information This page intentionally left blank.

92 Amec Foster Wheeler Annual report and accounts 2014 This page intentionally left blank.

93 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information This page intentionally left blank.

94 Amec Foster Wheeler Annual report and accounts 2014 This page intentionally left blank.

95 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information The Board of Directors and Shareholders of Amec Foster Wheeler plc We have audited the accompanying consolidated balance sheets of Amec Foster Wheeler plc as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amec Foster Wheeler plc at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board. Ernst & Young LLP London, England 26 March 2015 Report of Independent Registered Public Accounting Firm

96 Amec Foster Wheeler Annual report and accounts 2014 2014 2013 2012 Note Before amortisation, exceptional items and asbestos related items £m Amortisation, exceptional items and asbestos related items (note 5) £m Total £m Before amortisation and exceptional items £m Amortisation and exceptional items (note 5) £m Total £m Before amortisation and exceptional items £m Amortisation and exceptional items (note 5) £m Total £m Continuing operations Revenue 2, 3 3,993 – 3,993 3,974 – 3,974 4,088 – 4,088 Cost of sales (3,475) – (3,475) (3,431) – (3,431) (3,556) – (3,556) Gross profit 518 – 518 543 – 543 532 – 532 Administrative expenses (219) (135) (354) (228) (65) (293) (221) (68) (289) Loss on business disposals and closures – (16) (16) – (7) (7) – – – Profit/(loss) before net financing expense 4 299 (151) 148 315 (72) 243 311 (68) 243 Financial income 11 – 11 12 – 12 10 – 10 Financial expense (11) (5) (16) (14) – (14) (11) – (11) Net financing expense 7 – (5) (5) (2) – (2) (1) – (1) Share of post-tax results of joint ventures 2, 13 12 – 12 14 – 14 12 – 12 Profit/(loss) before income tax 2 311 (156) 155 327 (72) 255 322 (68) 254 Income tax 8 (67) 18 (49) (67) (2) (69) (68) 21 (47) Profit/(loss) for the year from continuing operations 244 (138) 106 260 (74) 186 254 (47) 207 (Loss)/profit for the year from discontinued operations 9 (8) (19) (27) (8) – (8) (3) 5 2 Profit/(loss) for the year 236 (157) 79 252 (74) 178 251 (42) 209 Attributable to: Equity holders of the parent 82 179 208 Non-controlling interests (3) (1) 1 79 178 209 Basic earnings/(loss) per share 10 Continuing operations 81.8p 36.1p 89.0p 63.8p 80.1p 65.2p Discontinued operations (2.6)p (8.9)p (2.7)p (2.7)p (0.8)p 0.6p 79.2p 27.2p 86.3p 61.1p 79.3p 65.8p Diluted earnings/(loss) per share 10 Continuing operations 79.5p 35.1p 87.2p 62.5p 78.6p 64.0p Discontinued operations (2.5)p (8.6)p (2.7)p (2.7)p (0.8)p 0.6p 77.0p 26.5p 84.5p 59.8p 77.8p 64.6p Consolidated income statement For the year ended 31 December 2014

97 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Note 2014 £m 2013 £m 2012 £m Profit for the year 79 178 209 Other comprehensive income Items that may be reclassified to profit and loss Exchange movements: - Exchange movements on translation of foreign subsidiaries 17 (70) (34) - Net (loss)/gain on hedges of net investment in foreign subsidiaries 19 (4) (1) 1 - Tax on exchange movements – 1 (1) Cash flow hedges: - Effective portion of changes in fair value (1) 3 3 - Tax on effective portion of changes in fair value – (1) (1) - Transferred to the income statement – 1 – 12 (67) (32) Items that will not be reclassified to profit and loss Actuarial (losses)/gains on defined benefit pension schemes 14 (58) 40 37 Tax on actuarial (losses)/gains 11 (20) (24) (47) 20 13 Other comprehensive income (35) (47) (19) Total comprehensive income 44 131 190 Attributable to: Equity holders of the parent 47 133 189 Non-controlling interests (3) (2) 1 Total comprehensive income 44 131 190 Consolidated statement of comprehensive income For the year ended 31 December 2014

98 Amec Foster Wheeler Annual report and accounts 2014 Note 2014 £m 2013 £m ASSETS Non-current assets Property, plant and equipment 11 157 39 Intangible assets 12 3,319 907 Interests in joint ventures 13 122 52 Derivative financial instruments 19 2 1 Retirement benefit assets 14 102 102 Other receivables 20 149 24 Deferred tax assets 15 61 35 Total non-current assets 3,912 1,160 Current assets Inventories 16 14 3 Trade and other receivables 17 1,506 956 Derivative financial instruments 19 12 5 Current tax receivable 18 10 Bank deposits (more than three months) 23 21 18 Cash and cash equivalents (excluding bank overdrafts) 23 495 232 Total current assets 2,066 1,224 Total assets 5,978 2,384 LIABILITIES Current liabilities Interest-bearing loans and borrowings 23 (710) (129) Trade and other payables 18 (1,381) (801) Derivative financial instruments 19 (14) (1) Current tax payable (132) (73) Total current liabilities (2,237) (1,004) Non-current liabilities Interest-bearing loans and borrowings 23 (609) – Trade and other payables 20 (83) (11) Derivative financial instruments 19 (5) – Retirement benefit liabilities 14 (188) (62) Deferred tax liabilities 15 (136) (20) Provisions 21 (696) (163) Total non-current liabilities (1,717) (256) Total liabilities (3,954) (1,260) Net assets 2,024 1,124 EQUITY Share capital 22 194 152 Share premium account 22 978 101 Hedging and translation reserves 22 45 33 Capital redemption reserve 22 34 34 Retained earnings 22 744 802 Total equity attributable to equity holders of the parent 1,995 1,122 Non-controlling interests 29 2 Total equity 2,024 1,124 The accounts on pages 96 to 155 were approved by the board of directors on 26 March 2015 and were signed on its behalf by: Samir Brikho Ian McHoul Chief Executive Chief Financial Officer Consolidated balance sheet As at 31 December 2014 Registered number 1675285

99 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Share capital £m Share premium £m Hedging reserve £m Translation reserve £m Capital redemption reserve £m Retained earnings £m Total £m Non-controlling interests £m Total equity £m As at 1 January 2014 152 101 1 32 34 802 1,122 2 1,124 Profit for the year – – – – – 82 82 (3) 79 Exchange movements on translation of foreign subsidiaries – – – 17 – – 17 – 17 Net loss on hedges of net investment in foreign subsidiaries – – – (4) – – (4) – (4) Effective portion of changes in fair value of cash flow hedges – – (1) – – – (1) – (1) Actuarial losses on defined benefit pension schemes – – – – – (58) (58) – (58) Tax on actuarial losses – – – – – 11 11 – 11 Other comprehensive income for the year – – (1) 13 – (47) (35) – (35) Total comprehensive income for the year – – (1) 13 – 35 47 (3) 44 Dividends – – – – – (124) (124) – (124) Equity-settled share-based payments – – – – – 25 25 – 25 Utilisation of treasury shares – – – – – 6 6 – 6 Arising on business combinations – – – – – – – 30 30 Shares issued 42 877 – – – – 919 – 919 As at 31 December 2014 194 978 – 45 34 744 1,995 29 2,024 Consolidated statement of changes in equity For the year ended 31 December 2014

100 Amec Foster Wheeler Annual report and accounts 2014 Share capital £m Share premium £m Hedging reserve £m Translation reserve £m Capital redemption reserve £m Retained earnings £m Total £m Non-controlling interests £m Total equity £m As at 1 January 2013 154 101 (2) 101 32 693 1,079 4 1,083 Profit for the year – – – – – 179 179 (1) 178 Exchange movements on translation of foreign subsidiaries – – – (69) – – (69) (1) (70) Net loss on hedges of net investment in foreign subsidiaries – – – (1) – – (1) – (1) Tax on exchange movements – – – 1 – – 1 – 1 Effective portion of changes in fair value of cash flow hedges – – 3 – – – 3 – 3 Tax on effective portion of changes in fair value of cash flow hedges – – (1) – – – (1) – (1) Cash flow hedges transferred to the income statement – – 1 – – – 1 – 1 Actuarial gains on defined benefit pension schemes – – – – – 40 40 – 40 Tax on actuarial gains – – – – – (20) (20) – (20) Other comprehensive income for the year – – 3 (69) – 20 (46) (1) (47) Total comprehensive income for the year – – 3 (69) – 199 133 (2) 131 Dividends – – – – – (108) (108) – (108) Equity-settled share-based payments – – – – – 14 14 – 14 Tax on equity-settled share-based payments – – – – – (1) (1) – (1) Acquisition of shares by trustees of the Performance Share Plan – – – – – (2) (2) – (2) Utilisation of treasury shares – – – – – 7 7 – 7 Acquisition of shares under the buyback programme (2) – – – 2 – – – – As at 31 December 2013 152 101 1 32 34 802 1,122 2 1,124 Consolidated statement of changes in equity continued For the year ended 31 December 2013

101 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Share capital £m Share premium £m Hedging reserve £m Translation reserve £m Capital redemption reserve £m Retained earnings £m Total £m Noncontrolling interests £m Total equity £m As at 1 January 2012 169 101 (4) 135 17 955 1,373 1 1,374 Profit for the year – – – – – 208 208 1 209 Exchange movements on translation of foreign subsidiaries – – – (34) – – (34) – (34) Net gain on hedges of net investment in foreign subsidiaries – – – 1 – – 1 – 1 Tax on exchange movements – – – (1) – – (1) – (1) Effective portion of changes in fair value of cash flow hedges – – 3 – – – 3 – 3 Tax on effective portion of changes in fair value of cash flow hedges – – (1) – – – (1) – (1) Actuarial gains on defined benefit pension schemes – – – – – 37 37 – 37 Tax on actuarial gains – – – – – (24) (24) – (24) Other comprehensive income for the year – – 2 (34) – 13 (19) – (19) Total comprehensive income for the year – – 2 (34) – 221 189 1 190 Dividends – – – – – (98) (98) – (98) Equity-settled share-based payments – – – – – 15 15 – 15 Acquisition of shares by trustees of the Performance Share Plan – – – – – (6) (6) – (6) Utilisation of treasury shares – – – – – 9 9 – 9 Acquisition of treasury shares – – – – – (36) (36) – (36) Acquisition of shares under the buyback programme (15) – – – 15 (322) (322) – (322) Forward share purchase agreement as at 31 December 2012* – – – – – (45) (45) – (45) Arising on business combinations – – – – – – – 2 2 As at 31 December 2012 154 101 (2) 101 32 693 1,079 4 1,083 *See note 19 for further details. Consolidated statement of changes in equity continued For the year ended 31 December 2012

102 Amec Foster Wheeler Annual report and accounts 2014 Note 2014 £m 2013 £m 2012 £m Cash flow from operating activities Profit before income tax from continuing operations 155 255 254 (Loss)/profit before income tax from discontinued operations 9 (33) (16) 2 Profit before income tax 122 239 256 Financial income 7 (11) (12) (10) Financial expense 7 16 14 11 Share of post-tax results of joint ventures 2, 13 (12) (14) (12) Intangible amortisation 5, 12 49 47 44 Impairment of joint venture investment 13 – – 3 Depreciation 11 16 12 11 Loss on disposal of businesses 5 44 6 11 Difference between contributions to retirement benefit schemes and current service cost (2) – (5) Profit on disposal of property, plant and equipment – (1) (2) Loss on disposal of intangible assets 1 – 1 Equity-settled share-based payments 8 14 15 231 305 323 Decrease in inventories – 1 – Decrease/(increase) in trade and other receivables 106 66 (154) (Decrease)/increase in trade and other payables and provisions (137) (80) 102 Cash generated from operations 200 292 271 Tax paid (54) (52) (29) Net cash flow from operating activities 146 240 242 Cash flow from investing activities Acquisition of businesses (net of cash acquired) 24 (781) (20) (159) Funding of joint ventures (1) (7) (11) Purchase of property, plant and equipment (14) (10) (19) Purchase of intangible assets (17) (13) (15) Movements in bank deposits (more than three months) (3) (1) 11 Disposal of businesses (net of cash disposed of) (2) (4) (6) Disposal of joint ventures (21) – – Disposal of property, plant and equipment – 1 4 Interest received 4 9 8 Dividends received from joint ventures 13 14 8 11 Amounts paid on maturity of net investment hedges (7) (3) (7) Net cash flow from investing activities (828) (40) (183) Net cash flow before financing activities (682) 200 59 Cash flow from financing activities Proceeds from other borrowings 1,198 100 150 Repayments of other borrowings (100) (130) – Cash flows in respect of facility arrangement fees (13) – – Interest paid (7) (11) (9) Dividends paid (124) (108) (98) Acquisition of shares for cancellation – (45) (322) Cash flows in respect of treasury shares (net)* 6 7 (27) Acquisition of shares by trustees of the Performance Share Plan – (2) (6) Net cash flow from financing activities 960 (189) (312) Increase/(decrease) in cash and cash equivalents 278 11 (253) Cash and cash equivalents as at the beginning of the year 223 232 493 Exchange losses on cash and cash equivalents (6) (20) (8) Cash and cash equivalents as at the end of the year 23 495 223 232 Cash and cash equivalents consist of: Cash at bank and in hand 23 377 153 169 Bank deposits (less than three months) 23 118 79 89 Bank overdrafts 23 – (9) (26) Cash and cash equivalents as at the end of the year 23 495 223 232 Bank deposits (more than three months) 23 21 18 17 Bank loans 23 (1,267) (120) (150) Fees capitalised against bank facilities 23 9 – – Finance leases 23 (61) – – Net (debt)/cash as at the end of the year (803) 121 99 *Net of £6m (2013: £7m; 2012: £9m) received from SAYE option holders on exercise of options. Consolidated cash flow statement For the year ended 31 December 2014

103 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 1 Significant accounting policies On 13 November 2014, following Amec plc acquisition of Foster Wheeler AG, the company changed its name from Amec plc to Amec Foster Wheeler plc. The primary market for Amec Foster Wheeler’s shares is the London Stock Exchange where we have a premium listing and our shares are admitted to the main market. Since the completion of the acquisition of Foster Wheeler, the company’s securities have also been traded on the New York Stock Exchange in the form of American Depositary Shares. Amec Foster Wheeler plc is a public limited company and incorporated and domiciled in the United Kingdom. Statement of compliance The consolidated accounts include the accounts of Amec Foster Wheeler plc and all of its subsidiaries made up to 31 December each year, and the Group’s share of the profit after interest and tax and net assets of joint ventures based on the equity method of accounting. In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated accounts of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU as at 31 December 2014 (adopted IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The company has elected to prepare its parent company accounts in accordance with UK Generally Accepted Accounting Principles (UK GAAP); these are presented on pages 156 to 162. From the Group’s perspective, there are no applicable differences between adopted IFRS and IFRS as issued by the IASB, and therefore the financial statements also comply with IFRS as issued by the IASB. Accounting standards adopted in the year There are no IFRS, IAS amendments or IFRIC interpretations effective for the first time this financial year that have had a material impact on the Group. New standards, amendments and interpretations issued but not effective which have not been early adopted by the Group IFRS 9 ‘Financial Instruments’ replaces the existing guidance in IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including the new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward guidance on recognition and derecognition on financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early application permitted. IFRS 15 ‘Revenue from Contracts with Customers’ will supersede the current revenue recognition guidance including IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and the related Interpretations when it becomes effective. Under IFRS 15 an entity recognises revenue when (or as) a performance obligation is satisfied. That is when the control of goods or services underlying the particular performance obligation is transferred to the customer. The standard provides far more prescriptive guidance with regards to specific scenarios and requires extensive disclosures. IFRS 15 is effective for annual periods beginning on or after 1 January 2017 with early application permitted. The application of IFRS 9 and IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Group’s accounts. However it is not practical to provide a reasonable estimate of the effect of IFRS 9 and IFRS 15 until the Group performs a detailed review. Other than as described above, there are no other IFRS, IAS amendments or IFRIC interpretations which are not yet effective that would be expected to have a material impact on the Group. Basis of preparation The accounts are presented in Sterling, rounded to the nearest million. All calculated numbers, for example earnings per share, are calculated on the underlying numbers to one decimal place precision. They are prepared on the historical cost basis except that derivative financial instruments and retirement benefit assets and liabilities are stated at fair value. The preparation of accounts in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Notes to the consolidated accounts

104 Amec Foster Wheeler Annual report and accounts 2014 1 Significant accounting policies continued Basis of preparation continued Amec Foster Wheeler believe some of these policies require a high level of judgement, and the most critical accounting policies and significant areas of judgement and estimation arise from: X acquisition accounting under IFRS 3 ’Business Combinations’; X long-term contracts under IAS 11 ‘Construction Contracts’; X intangible assets including goodwill under IAS 38 ‘Intangible Assets’ and IAS 36 ‘Impairment of Assets’; X provisions under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and X defined benefit pension schemes under IAS 19 (revised) ‘Employee Benefits’. In addition, judgement has also been applied in the presentation of certain research and development government credits and in presenting the UK conventional power business as a discontinued operation in 2013. IFRS 3 ‘Business Combinations’ During the year the Group acquired Foster Wheeler. The acquisition was accounted for as a purchase under IFRS 3. Determining the fair value of the assets and liabilities acquired involved significant judgement and estimates. This involved the use of valuation models to determine the fair value of the intangible assets acquired. Inputs to these models include estimates of the future cash flows of Foster Wheeler; the appropriate discount rate to apply to these future cash flows, estimates of the retention rates for key customers and the likelihood of renewal of significant service contracts. Further information about the assumptions used for calculating provisions and goodwill are documented below. IAS 11 ‘Construction Contracts’ A significant amount of the Group’s activities is undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 ‘Construction Contracts’ which requires estimates to be made for contract costs and revenues. Management bases its judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period. Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in accounting estimates is then reflected in the ongoing results. Principally, there are two types of long-term contracts being cost reimbursable contracts and fixed price contracts. Due to the nature of these contracts the significant estimates tend to arise on fixed price contracts rather than cost reimbursable contracts. IAS 38 ‘Intangible Assets’ and IAS 36 ‘Impairment of Assets’ The Group has a significant amount of intangible assets on its balance sheet. Goodwill arising on acquisitions represents the excess of the fair value of the purchase consideration over the fair value of the assets and liabilities acquired. Goodwill is capitalised and subject to impairment review, both annually and when there are indications that its carrying value may not be recoverable. An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount. The determination of carrying value involves significant judgements when allocating goodwill to the cash generating units (‘CGUs’) expected to benefit from the acquisition. The estimation of the recoverable amounts also requires significant judgements and estimates including the future cash flows of the CGU, terminal growth rates and the appropriate rate at which to discount those cash flows. See note 12 for further details of the impairment reviews performed during the year. Intangible assets, other than goodwill, are stated at cost less accumulated amortisation and impairment losses. The cost of an intangible asset acquired in a business combination is the fair value of the asset at the date of acquisition. Amortisation is charged to the income statement over the estimated useful lives of intangible assets. Notes to the consolidated accounts continued

105 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 1 Significant accounting policies continued Basis of preparation continued IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ When accounting for provisions for litigation and other items the Group has taken internal and external advice in considering known legal claims and actions made by or against the Group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the Group on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed. The Group has a significant asbestos related provision. Some of the Group’s US and UK subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the US and UK. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by the Group’s subsidiaries during the 1970s and earlier. The provision for asbestos is the Group’s best estimate of its obligation required to settle claims that is expected to continue up until 2050. The provision is discounted back to a net present value using a US Treasury yield curve discount rate. See note 21 for further details of the Group’s provisions. IAS 19 (revised) ‘Employee Benefits’ Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, discount rate, inflation and member life expectancy that underpin their valuations. For Amec Foster Wheeler, these assumptions are important given the relative size of the schemes that remain open for future accrual. See note 14 for further details of the Group’s retirement benefit schemes. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement. Discontinued operations include the non-core Built Environment businesses, which were sold during 2007, SPIE, which was sold in 2006, and the UK conventional power business that was discontinued in 2013. The cash flows of discontinued operations are fully consolidated within Amec Foster Wheeler up to the date of sale. The results and other disclosures in respect of discontinued operations are shown in note 9. Going concern The directors are satisfied that the Group has adequate resources to operate for the foreseeable future. During the year, the acquisition of Foster Wheeler AG was partially funded by utilising committed banking facilities. This resulted in the Group having net debt of £803m as at 31 December 2014 (31 December 2013: net cash of £121m). In addition, as at 31 December 2014 the Group had committed banking facilities of £1,863m. As at 31 December 2014, the undrawn portion of the Group’s committed facilities was £440m. The Group has complied with all applicable covenant requirements and has assessed it will be able to meet expected mandatory interest and repayment of its banking facilities in place. The Group will finance operations and growth from its existing cash resources and its committed banking facilities. The Group’s policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the Group’s budget and strategic plans. If for any reason the Group is unable to continue as a going concern, it could impact the Group’s ability to realise assets at their recognised values; in particular goodwill and other intangible assets and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated accounts. Accounting policies The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated accounts.

106 Amec Foster Wheeler Annual report and accounts 2014 1 Significant accounting policies continued Basis of consolidation The consolidated accounts comprise the accounts of the Group and its subsidiaries as at 31 December 2014. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Generally there is a presumption that a majority of voting rights result in control. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate there is a change of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated accounts from the date the Group gains control until the date the Group ceases to control the subsidiary. Profit or loss and each component of comprehensive income is attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. The Group’s investments in its joint ventures are accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the joint venture since the acquisition date. The results of the joint ventures are included in the consolidated accounts from the date the joint control commences until the date that it ceases. The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the income statement and represents profit or loss after tax and non-controlling interests in the joint venture. Losses of a joint venture are recognised only to the extent of the Group’s interest in the joint venture, unless the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. When a Group entity undertakes its activities under joint operations, the Group as a joint operator recognises in relation to its interest in a joint operation: X its assets and liabilities, including its share of any assets and liabilities held jointly; X its revenue from the sale of its share of the output arising from the joint operation; X its share of the revenue from the sale of the output by joint operation; and X its expenses, including its share of any expenses incurred jointly. Bid costs Bid costs are expensed as incurred until the Group is appointed as the preferred bidder. Subsequent to appointment as preferred bidder, bid costs are capitalised and held on the balance sheet provided the award of the contract is virtually certain and it is expected to generate sufficient net cash flow to allow recovery of the bid costs. Where bid costs are reimbursed at financial close, the proceeds are applied first against the balance of costs included in the balance sheet, with any additional amounts treated as deferred income and released to profit over the period of the contract. Business combinations and goodwill The purchase method is used to account for all business combinations. Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the assets, liabilities and contingent liabilities acquired. Goodwill arising on acquisitions since 1 January 2004 is capitalised and subject to an impairment review, both annually and when there are indications that its carrying value may not be recoverable. Goodwill is not amortised. Notes to the consolidated accounts continued

107 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 1 Significant accounting policies continued Cash and cash equivalents and short-term investments Cash comprises cash balances and deposits repayable on demand and available within one working day without penalty. Cash equivalents are other deposits with a maturity period of three months or less from date of acquisition; convertible without an undue period of notice and not subject to a significant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of Amec Foster Wheeler’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. In the consolidated balance sheet, bank overdrafts are shown within borrowings in current liabilities. Deposits with a maturity period of more than three months at inception are classified as bank deposits (more than three months). Development expenditure Expenditure that is directly attributable to the development of wind farm projects is recognised as an intangible asset when the Group can demonstrate it is probable that the wind farm development will generate future economic benefits in excess of the amounts capitalised and other relevant criteria for capitalising such costs in accordance with IAS 38 ‘Intangible Assets’ have been met. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when the wind farm development is complete and the asset is available for use. It is amortised over the period of expected future benefit. During the period of development, the asset is reviewed for impairment annually. Discontinued operations and assets and liabilities held for sale A discontinued operation is a separate major line of business or geographic area of operations that has either been disposed of, abandoned or is part of a plan to dispose of a major line of business or geographic area. An operation is classified as a discontinued operation in the year that the above criteria are met. Certain legacy settlements and relevant provision adjustments are allocated to discontinued operations when those settlements and provisions arise from or are directly related to the discontinued operations. Dividend income Dividend income is recognised when the right to receive payment is established. Employee benefits Defined contribution plans Obligations for contributions to defined contribution pension plans are recognised in the income statement as incurred. Defined benefit plans The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value; and the fair value of any plan assets (at bid price) is deducted. The liability discount rate is the yield at the balance sheet date on AA-rated corporate bonds that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. A net surplus from a defined benefit plan is recognised on the balance sheet when the asset would be recoverable as a result of an expected future refund after a gradual settlement of plan liabilities. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. Actuarial gains and losses are recognised in other comprehensive income in the year in which they arise. Exceptional items As permitted by IAS 1 ‘Presentation of Financial Statements’, certain items are presented separately as exceptional on the face of the consolidated income statement. In the opinion of the directors, these exceptional items require separate disclosure by virtue of their nature, size or incidence in order to obtain a clear and consistent presentation of the Group’s underlying performance and to provide consistency with internal management reporting. Exceptional items may include, but are not restricted to: acquisitionrelated costs; restructuring costs; gains and losses on the disposal of fixed assets; and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

108 Amec Foster Wheeler Annual report and accounts 2014 1 Significant accounting policies continued Financial instruments Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instrument. Cash, bank deposits, borrowings and trade receivables and payables are held at amortised cost. Bank loans and similar borrowings are recognised initially at fair value (i.e. proceeds received) net of directly attributable transaction fees. Interest expense, including transaction fees is recognised over the life of the bank loan using the effective interest method. Derivative financial instruments are recognised initially and subsequently at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments or by discounting the expected future cash flows at prevailing interest rates. The sale and purchase of derivative financial instruments are non-speculative. Cash flow hedges Where a derivative financial instrument is designated as a hedge against the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, any gain or loss on the effective part of the derivative financial instrument is recognised in other comprehensive income and accumulated within the hedging reserve. The gain or loss on any ineffective portion of the hedge is recognised immediately in the income statement. Hedge accounting is discontinued when the hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold, terminated or exercised. The cumulative gain or loss previously recognised in the hedging reserve remains there until the forecast transaction occurs. The cumulative gain or loss in the hedging reserve is transferred to the income statement in the same period that the hedged item affects profit or loss. Net investment hedges Foreign currency differences arising on the retranslation of financial instruments designated as a hedge of a net investment in a foreign operation are recognised in other comprehensive income, to the extent that the hedge is effective. The gain or loss of any ineffective portion of the hedge is recognised immediately in the income statement. On disposal of the foreign operation, the cumulative value of gains and losses recorded in equity is transferred to the income statement. Foreign currencies The Group’s consolidated accounts are presented in Sterling, which is also the parent company’s functional currency. Each entity in the Group determines its own functional currency and items included in the accounts of each entity are measured using that functional currency. An entity’s functional currency reflects the underlying transactions, events and conditions that are relevant to it. At an individual entity level, transactions in a currency other than the functional currency of the entity are translated to the functional currency at the exchange rate ruling at the day of the transaction. Entities which have multiple foreign currency transactions apply the average rate for the month as an approximation of the exchange rate on the day of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange ruling at the balance sheet date and any foreign exchange differences arising are recognised in the income statement except those arising on intra-Group balances, settlement of which is neither planned nor probable to occur, which are recognised in other comprehensive income. Non-monetary assets and liabilities are measured in terms of historical cost and are translated using the exchange rate at the date of the transaction. On consolidation, the results of entities with a functional currency other than Sterling are translated into Sterling using a monthly average exchange rate. The net assets of such entities are translated into Sterling at the closing exchange rate. Exchange differences arising on the translation of foreign currency net investments and any foreign currency borrowings, or forward contracts used to hedge those investments, are taken to a translation reserve. They are recycled and recognised as a profit or loss on the disposal or closure of a business. The cumulative translation difference for all foreign operations was deemed to be zero as at 1 January 2004, the date of transition to adopted IFRS. Impairment The carrying values of all of the Group’s assets other than inventories, balances on long-term contracts and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there are indications of an impairment in the carrying value then the recoverable amount is estimated and compared to the carrying amount. For goodwill and assets not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount. Notes to the consolidated accounts continued

109 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 1 Significant accounting policies continued Intangible assets other than goodwill Intangible assets acquired by the Group, which include customer relationships, brands/trademarks, order backlog, patents and software, are stated at cost less accumulated amortisation and impairment losses. The cost of an intangible asset acquired in a business combination is its fair value at date of acquisition. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, from the date they are available for use. The estimated lives of intangible assets held at 31 December 2014 are as follows: Customer relationships Two to 18 years Brand/trademarks Up to 20 years Order backlog Three to five years Patents 15 years Software Three to seven years Other Up to six years Inventories Inventories, including land held for and in the course of development, are stated at the lower of cost and net realisable value. Development land and work in progress is included at cost less any losses foreseen in completing and disposing of the development. Cost includes cost of acquisition and development to date, including directly attributable fees and expenses net of rental and other income attributable to the development. Leases The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease. Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the income statement. A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. Operating lease costs, including incentives received, are charged to the income statement on a straight line basis over the period of the lease. Net financing expense Net financing expense comprises interest receivable on funds invested, interest payable, pension financing income, the unwinding of discounted balances and foreign exchange gains and losses. Interest income and interest payable are recognised in the income statement as they accrue, using the effective interest method. Directly attributable finance costs are capitalised in the cost of purchased and constructed property, plant and equipment, until the relevant assets are brought into operational use.

110 Amec Foster Wheeler Annual report and accounts 2014 1 Significant accounting policies continued Property, plant and equipment Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. The cost of property, plant and equipment as at 1 January 2004, the date of transition to adopted IFRS, was determined by reference to its fair value at that date. Depreciation is provided on all property, plant and equipment, with the exception of freehold land, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. Reviews are made annually of the estimated remaining lives and residual values of individual assets. The estimated lives used are: Freehold buildings Up to 50 years Leasehold land and buildings The shorter of the lease term or 50 years Plant and equipment Mainly three to five years Provisions for liabilities and charges Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The Group has taken internal and external advice in considering known and reasonably likely legal claims and actions made by or against the Group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the Group on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed. These possible but not probable liabilities are disclosed in note 26 as contingent liabilities. Research and development government credits The Group claims research and development government credits in the UK, US and Canada. These are judged to have characteristics more akin to grants than income taxes and are offset against the relevant expenditure caption. Credits are recognised to the extent there is reasonable assurance they will be received which, given the necessary claims processes, can be some time after the original expense is incurred. Revenue recognition and long term contracts Revenue represents the amount received or receivable for goods and services supplied by the Group to its customers, including the Group’s share of revenue from work carried out by jointly controlled operations. Revenue excludes intra-Group sales and value added tax and other sales taxes. The Group’s revenue is derived principally from service and construction-type contracts. Contract revenue is recognised over the term of the contract by reference to the stage of completion of the contract activity at the end of each reporting period. Revenue from cost reimbursable contracts is based on the services provided, typically represented by man-hours worked, and is measured by reference to agreed charge-out rates or to the estimated total contract revenue. Flow-through costs on cost reimbursable contracts, typically consisting of materials, equipment or subcontractor services, are included as both contract revenue and contract costs. Revenue from fixed price contracts is recognised using the percentage-of-completion method, measured by reference to physical completion or the ratio of costs incurred to total estimated contract costs. If the outcome of a contract cannot be estimated reliably, as may be the case in the initial stages of completion of the contract, revenue is recognised only to the extent of the costs incurred that are expected to be recoverable. If a contract is expected to be loss-making, the expected amount of the loss is recognised immediately in the income statement. A variation is an instruction by the customer for a change in the scope of the work to be performed under the contract. Variations are included in contract revenue when it is probable that the customer will approve the variation and the related adjustment to the contract price can be measured reliably. A claim is an amount that the contractor seeks to collect from the customer as reimbursement for costs whose inclusion in the contract price is disputed, and may arise from, for example, delays caused by the customer, errors in specification or design and disputed variations in contract work. Claims are included in contract revenue when negotiations with the customer have reached an advanced stage such that it is probable that the customer will accept the claim and the amount of the claim can be measured reliably. Notes to the consolidated accounts continued

111 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 1 Significant accounting policies continued Revenue recognition and long term contracts continued Incentive payments are additional amounts payable to the contractor if specified performance standards are met or exceeded. Incentive payments are recognised when the contract is sufficiently far advanced that it is probable that the required performance standards will be met and the amount of the payment can be measured reliably. Gross amounts due from customers included in trade and other receivables represent the costs incurred plus recognised profits, less provision for recognised losses and progress billings. Progress billings that have not been settled by customers (including retentions related to contracts in progress) are included in trade receivables where they are stated after allowance for any doubtful debts. Gross amounts due to customers included in trade and other payables represent payments on account received from customers in excess of the gross amounts due from customers and advances. Advances are amounts received by the customer before the related work is performed. Share-based payments There are various share-based payment arrangements which allow Amec Foster Wheeler employees to acquire Amec Foster Wheeler shares; these awards are granted by Amec Foster Wheeler. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due to total shareholder return not achieving the threshold for vesting. Taxation Income tax expense comprises the sum of the current tax charge and the movement in deferred tax. Current tax payable or recoverable is based on taxable profit for the year using tax rates and laws that have been enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or equity, in which case it is recognised in other comprehensive income or equity as appropriate. Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities in the accounts and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences with deferred tax assets being recognised where it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjustments made to the extent that it is no longer probable that sufficient profits will be available. Assets and liabilities are not recognised if the temporary differences arise from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither accounting nor taxable profit. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted to apply when the deferred tax asset is realised or the liability is settled. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and it is intended that they will be settled on a net basis.

112 Amec Foster Wheeler Annual report and accounts 2014 2 Segmental analysis of continuing operations Amec Foster Wheeler designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors. Segment information is presented on a consistent basis with the information presented to the Group Leadership Team for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses. Prior to the acquisition of Foster Wheeler in November 2014, the Group’s continuing operations comprised of four operating segments: Americas, Europe, Growth Regions and Investment Services. For the short period between its acquisition and the end of 2014, Foster Wheeler’s results were presented to the Group Leadership Team analysed by its existing operating segments: E&C Services and Global Power Group. With effect from 1 January 2015, the Group adopted three new geographical operating segments: Americas; Northern Europe & CIS; and Asia, Middle East, Africa & Southern Europe; with Foster Wheeler’s E&C Services segment being merged into these segments. Foster Wheeler’s Global Power Group continues to be reported as a separate operating segment. Investment Services also continues to be reported separately. Details of the services offered by each segment and the end markets in which they operate are given on pages 3 to 5 and 26 to 27. The Group Leadership Team uses trading profit as the measure of the profitability of the Group’s businesses. Trading profit is, therefore, the measure of the segment profit presented in the Group’s segment disclosures. Trading profit represents profit before net financing expense excluding exceptional items; the amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group’s share of the trading profit of joint ventures. Revenue and results Revenue Profit/(loss) 2014 £m 2013 £m 2012 £m 2014 £m 2013 £m 2012 £m Americas 2,072 2,247 2,500 207 241 233 Europe 1,119 1,227 1,080 101 93 95 Growth Regions 590 536 531 30 33 32 E&C Services 221 – – 4 – – Global Power Group 53 – – 2 – – Investment Services 6 6 9 8 11 7 4,061 4,016 4,120 352 378 367 Internal revenue (68) (42) (32) – – – External revenue 3,993 3,974 4,088 – – – Corporate costs1 (31) (35) (33) Trading profit2 321 343 334 Net financing expense3 (4) (11) (7) Adjusted profit before tax 317 332 327 Tax on results of joint ventures4 (6) (5) (5) 311 327 322 Intangible amortisation (49) (47) (44) Exceptional and asbestos related items (107) (25) (24) Profit before income tax 155 255 254 1 Corporate costs comprise the costs of operating central corporate functions and certain regional overheads. 2 Trading profit is earnings from continuing operations before net financing expense, tax, intangible amortisation, pre-tax exceptional items and asbestos related items of £299m (2013: £315m; 2012: £311m), but including joint venture trading profit of £22m (2013: £28m; 2012: £23m). 3 Net financing expense includes Amec Foster Wheeler’s share of net interest payable of joint ventures. 4 The share of post-tax results of joint ventures is further analysed as follows: 2014 £m 2013 £m 2012 £m Trading profit 22 28 23 Net financing expense (4) (9) (6) Tax (6) (5) (5) 12 14 12 Notes to the consolidated accounts continued

113 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 2 Segmental analysis of continuing operations continued Transactions between reportable segments are conducted on an arm’s length basis. Internal revenue arises in the segments as follows: 2014 £m 2013 £m 2012 £m Americas 13 18 15 Europe 30 17 8 Growth Regions 24 7 9 Investment Services 1 – – 68 42 32 Other information Share of post-tax results of joint ventures Depreciation Intangible amortisation 2014 £m 2013 £m 2012 £m 2014 £m 2013 £m 2012 £m 2014 £m 2013 £m 2012 £m Americas 1 2 1 6 7 6 17 18 18 Europe 8 7 12 4 3 3 17 17 16 Growth Regions 2 2 2 2 2 2 4 12 10 E&C Services – – – 3 – – 7 – – Global Power Group 2 – – 1 – – 4 – – Investment Services (1) 3 (3) – – – – – – 12 14 12 16 12 11 49 47 44 Geographical origin Revenue Non-current assets 2014 £m 2013 £m 2012 £m 2014 £m 2013 £m 2012 £m United Kingdom 1,067 1,112 1,030 774 326 336 Canada 938 1,104 1,260 297 188 211 United States 1,218 1,070 1,097 1,131 284 278 Rest of the world 770 688 701 1,396 225 261 3,993 3,974 4,088 3,598 1,023 1,086 The non-current assets analysed by geography include property, plant and equipment, intangible assets and interests in joint ventures.

114 Amec Foster Wheeler Annual report and accounts 2014 3 Revenue 2014 £m 2013 £m 2012 £m Construction contracts 917 342 414 Services 3,076 3,632 3,674 3,993 3,974 4,088 The revenue from construction contracts shown above is based on the definition of construction contracts included in IAS 11 and includes revenue from all contracts directly related to the construction of an asset even if Amec Foster Wheeler‘s role is as a service provider, for example project management. 4 Profit before net financing expense – continuing operations 2014 £m 2013 £m 2012 £m Depreciation of property, plant and equipment 16 12 11 Minimum payments under operating leases 87 96 92 Research and development government credits (23) (22) (5) There are no material receipts from subleases. 2014 £m 2013 £m 2012 £m Fees paid to the auditor and its associates: The auditing of the accounts 3.9 0.3 0.3 The auditing of accounts of any subsidiaries of the company 1.5 1.1 1.0 Taxation compliance services 0.4 0.3 0.3 All taxation advisory services other than compliance – 0.1 0.1 All services relating to corporate finance transactions entered into, or proposed to be entered into, by or on behalf of the company or any of its associates 6.4 1.6 0.2 All other non-audit services 0.1 0.1 0.1 12.3 3.5 2.0 Notes to the consolidated accounts continued

115 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 5 Amortisation, exceptional items and asbestos-related items 2014 £m 2013 £m 2012 £m Continuing operations: Administrative expenses – exceptional items (86) (18) (24) Administrative expenses – intangible amortisation (49) (47) (44) (135) (65) (68) Loss on business disposals and closures (16) (7) – Net financing expense (5) – – (156) (72) (68) Taxation credit/(charge) on exceptional items of continuing operations 6 (6) 9 Taxation charge on restructuring – (16) – Taxation credit on intangible amortisation 12 20 12 18 (2) 21 Post-tax amortisation and exceptional items of continuing operations (138) (74) (47) Exceptional items of discontinued operations (post–tax) (19) – 5 Post-tax amortisation and exceptional items (157) (74) (42) Post-tax exceptional items for 2014 are further analysed as follows: 2014 Loss on disposals £m Profit in respect of business closures £m Loss on business disposals and closures £m Asbestos-related items £m Other exceptional items £m Total £m Continuing operations (21) 5 (16) (9) (82) (107) Discontinued operations (23) – (23) – – (23) Loss before tax (44) 5 (39) (9) (82) (130) Taxation on exceptional items 5 – 5 – 5 10 Loss after tax (39) 5 (34) (9) (77) (120) During the year ended 31 December 2014, the Group disposed of its investment in the Lancashire Waste project at a loss of £21m mainly arising from a reverse premium payable on exit. This combined with additional indemnity provisions and costs of £23m associated with businesses sold in prior years (and classified as discontinued) to give a pre-tax loss on disposal of £44m. This includes a provision £11m in respect of a new claim received in the year related to a contract completed by the DPS business which was sold in 2007. There was a credit of £5m from the release of a provision no longer required in respect of a business closed in a prior year (and classified as continuing). Other exceptional items of £82m includes transaction costs of £37m relating to the acquisition of Foster Wheeler AG, £35m costs of integrating the two businesses and £4m of fees associated with the borrowings taken on to fund the acquisition. Integration costs include consultancy and other costs of identifying cost synergies of £18m which includes associated internal labour, plus £17m costs of achieving cost synergies (including £14m redundancy costs). In addition £6m was incurred in completing the previously announced restructuring into geographic business units. There was a charge of £8m relating to a change in the discount rate applied to the asbestos liability and £1m in respect of unwinding the discount. Out of the £82m of other exceptional items £58m was paid in cash during the year.

116 Amec Foster Wheeler Annual report and accounts 2014 5 Amortisation, exceptional items and asbestos-related items continued Post-tax exceptional items for 2013 are further analysed as follows: 2013 Loss on disposals £m Loss in respect of business closures £m Loss on business disposals and closures £m Other exceptional items £m Total £m Continuing operations – (7) (7) (18) (25) Discontinued operations (6) – (6) – (6) Loss before tax (6) (7) (13) (18) (31) Taxation charge on restructuring – – – (16) (16) Taxation on exceptional items 6 – 6 (6) – Loss after tax – (7) (7) (40) (47) Additional indemnity provisions of £10m and costs in respect of businesses sold in prior years (and classified as discontinued) were offset by the release of a £5m litigation provision and indemnity provisions no longer required, and give a pre-tax exceptional loss on disposals of £6m. There were additional litigation provisions of £9m offset by releases of £2m in respect of businesses closed in a prior year and classified as continuing. Exceptional costs of £18m in continuing operations includes £14m restructuring costs associated with the management reorganisation into geographic business units and transaction costs of £4m which, in line with IFRS 3, are charged to the income statement. A tax provision of £16m has been established for potential withholding tax following a Group restructuring that resulted in a significant amount of cash being repatriated from foreign subsidiaries. Post-tax exceptional items for 2012 are further analysed as follows: 2012 Loss on disposals £m Loss in respect of business closures £m Loss on business disposals and closures £m Other exceptional items £m Total £m Continuing operations – – – (24) (24) Discontinued operations (11) – (11) 17 6 Loss before tax (11) – (11) (7) (18) Taxation on exceptional items 3 – 3 5 8 Loss after tax (8) – (8) (2) (10) A loss on disposals of £11m arose from adjustments to provisions held in respect of a business sold in prior years (and classified as discontinued) and foreign exchange movements on provisions established on the disposal of SPIE. Exceptional costs of £24m in continuing operations included the £11m costs of funding a joint venture which was part of a recent acquisition, costs of £11m associated with restructuring following the management reorganisation into geographic business units and transaction and deferred compensation costs which, in line with IFRS 3, are charged to the income statement. Transaction costs of £2m were incurred in the year. The exceptional gain in discontinued operations of £17m arises from the recognition of an insurance receivable following the UK Supreme Court judgement on mesothelioma liability, a provision against which was established a number of years ago. Notes to the consolidated accounts continued

117 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 6 Staff costs and employee numbers – continuing operations 2014 £m 2013 £m 2012 £m Wages and salaries 1,466 1,459 1,424 Social security costs 100 98 94 Equity-settled share-based payments (note 22) 8 14 15 Contributions to defined contribution schemes 37 36 34 Defined benefit pension scheme expense (note 14) 31 32 32 1,642 1,639 1,599 2014 number 2013 number 2012 number The average number of people employed was as follows: Americas 11,839 13,046 13,516 Europe 7,154 7,216 7,294 Growth Regions 3,295 3,070 2,348 E&C Services 1,357 – – Global Power Group 322 – – Investment Services/Centre 258 240 221 24,225 23,572 23,379 The average number of people employed by E&C Services and Global Power Group relates to the period following the acquisition of Foster Wheeler. Details of directors’ remuneration are provided in the Directors’ remuneration report on pages 61 to 74. The average number of employees as stated above excludes agency staff. 7 Net financing expense – continuing operations 2014 £m 2013 £m 2012 £m Financial income Interest income on bank deposits 3 7 7 Other interest and similar income 5 3 2 Pension financing income 2 1 – Foreign exchange gains 1 1 1 11 12 10 Financial expense Interest payable on bank loans and overdrafts (10) (9) (5) Other interest and similar expense (4) (3) (2) Pension finance expense – – (3) Foreign exchange losses (1) (2) (1) Unwinding of the discount on the asbestos provision (1) – – (16) (14) (11) Net financing expense (5) (2) (1) The unwinding of the discount on the asbestos provision of £1m and the amortisation of facility fees of £4m (included within interest payable on bank loans and overdrafts) have been presented as exceptional items in the income statement. There were no exceptional items included in net financing expense in the year ended 31 December 2013 or 31 December 2012.

118 Amec Foster Wheeler Annual report and accounts 2014 8 Income tax – continuing operations Income tax arises in respect of the different categories of income and expenses as follows: 2014 £m 2013 £m 2012 £m Income tax expense on continuing operations before amortisation, exceptionals and asbestos related items 67 67 68 Income tax credit on amortisation (12) (20) (12) Income tax charge on restructuring – 16 – Income tax (credit)/charge in respect of other exceptional items (6) 6 (9) Total income tax expense from continuing operations in the income statement 49 69 47 2014 £m 2013 £m 2012 £m Current tax UK corporation tax at 21.5% (2013: 23.25%; 2012: 24.5%) 21 18 16 Double tax relief (2) (3) (4) Overseas tax 53 80 56 Adjustments in respect of prior years (6) (26) (7) 66 69 61 Deferred tax UK deferred tax at 20.0% (2013: 20.0%; 2012: 23.0%), pension surplus at 20.0% (2013: 20.0%; 2012: 35.0%) – origination and reversal of temporary differences 1 (16) 4 Overseas deferred tax (14) 14 (15) Adjustments in respect of prior years (4) 2 (3) (17) – (14) Total income tax expense for continuing operations 49 69 47 In his budget speeches on 21 March 2012 and 20 March 2013, the UK Chancellor of the Exchequer announced reductions in the rate of corporation tax to 23% from 1 April 2013, 21% from 1 April 2014 and 20% from 1 April 2015. As at 31 December 2014, the reduction in the rate of corporation tax to 20% had been substantively enacted. Factors affecting the tax expense for the year are explained as follows: 2014 £m 2013 £m 2012 £m Profit before income tax from continuing operations 155 255 254 Expected income tax expense 34 59 62 Non-deductible expenses – pre-exceptional 13 12 9 Non-deductible expenses – exceptional 11 – 1 Non-taxable income – pre-exceptional (6) (6) (5) Impact of providing deferred tax on pension surplus at 20.0% (2013: 20.0%; 2012: 35.0%) – (21) (1) Impact of change in UK tax rate to 20.0% (2013: 20.0%; 2012: 23.0%) on deferred tax – – 3 Overseas income and expenses taxed at rates other than 21.5% (2013: 23.25%; 2012: 24.5%) 7 25 3 Change in recognition of deferred tax assets 2 28 (11) Other adjustments in respect of prior years (10) (24) (10) Effects of results of joint ventures (2) (4) (4) Total income tax expense for the year for continuing operations 49 69 47 Notes to the consolidated accounts continued

119 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 8 Income tax – continuing operations continued 2014 £m 2013 £m 2012 £m Tax recognised directly in equity Current tax – – (1) Deferred tax (note 15) (11) 21 27 Tax (credit)/charge recognised directly in equity (11) 21 26 As at 31 December 2014 and 31 December 2013, the deferred tax liability arising on the UK pension surplus has been measured at the substantively enacted UK tax rate of 20%. It was measured as at 31 December 2012 at 35% being the tax rate that would be applied if the surplus was refunded. The change in 2013 reflected the fact there was no longer any reasonable expectation of a refund of the pension surplus in advance of anything that may have become due on the eventual winding-up of the scheme. The impact of the change was a deferred tax credit in respect of continuing operations of £21m, a deferred tax credit in respect of discontinued operations of £4m and a deferred tax charge of £12m recognised in other comprehensive income during the year ended 31 December 2013. 9 (Loss)/profit for the year from discontinued operations Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, as well as the UK conventional power business, which was discontinued in 2013. In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement. The results of the discontinued operations are all attributable to the equity holders of the parent and are as follows: 2014 £m 2013 £m 2012 £m Revenue (13) 15 70 Cost of sales and net operating expenses 3 (25) (74) Loss before exceptional items and income tax (10) (10) (4) Attributable tax 2 2 1 (8) (8) (3) Loss on disposal (23) (6) (11) Tax on disposals 4 6 3 Other exceptional items – – 17 Tax on exceptional items – – (4) (Loss)/profit for the year from discontinued operations (27) (8) 2 The negative revenue of £13m and loss of £10m before exceptional items and income tax in 2014 relates to the settlement of final accounts and additional provisions on certain contracts within the UK conventional power business. The loss on disposals of £23m (2013: £6m) relates to additional indemnity provisions and costs associated with businesses sold in prior years. Other exceptional items in 2012 related to the recognition of an insurance receivable, following the UK Supreme Court judgement on mesothelioma liability. Net cash flows attributable to discontinued operations The net cash flows attributable to discontinued operations during the year were as follows: 2014 £m 2013 £m 2012 £m Net cash flow from operating activities (3) (12) (12) Net cash flow from investing activities 3 (2) (4) – (14) (16)

120 Amec Foster Wheeler Annual report and accounts 2014 10 Earnings per share Basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan and those held in treasury by the company. 2014 2013 2012 Earnings £m Weighted average shares number million Earnings per share pence Earnings £m Weighted average shares number million Earnings per share pence Earnings £m Weighted average shares number million Earnings per share pence Basic earnings from continuing operations 109 302 36.1 187 293 63.8 206 315 65.2 Share options – 2 (0.2) – 2 (0.4) – 2 (0.4) Employee share and incentive schemes – 7 (0.8) – 4 (0.9) – 4 (0.8) Diluted earnings from continuing operations 109 311 35.1 187 299 62.5 206 321 64.0 Basic (loss)/earnings from discontinued operations (27) 302 (8.9) (8) 293 (2.7) 2 315 0.6 Share options – 2 0.1 – 2 – – 2 – Employee share and incentive schemes – 7 0.2 – 4 – – 4 – Diluted (loss)/earnings from discontinued operations (27) 311 (8.6) (8) 299 (2.7) 2 321 0.6 Basic and diluted profit from continuing operations is calculated as set out below: 2014 £m 2013 £m 2012 £m Profit for the year from continuing operations 106 186 207 Loss/(profit) attributable to non-controlling interests 3 1 (1) Basic and diluted profit from continuing operations 109 187 206 Notes to the consolidated accounts continued

121 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 10 Earnings per share continued In order to appreciate the effects on the reported performance of intangible amortisation, exceptional items and asbestos related items, additional calculations of earnings per share are presented. 2014 2013 2012 Earnings £m Weighted average shares number million Earnings per share pence Earnings £m Weighted average shares number million Earnings per share pence Earnings £m Weighted average shares number million Earnings per share pence Basic earnings from continuing operations 109 302 36.1 187 293 63.8 206 315 65.2 Exceptional items and asbestos related items (post-tax) 101 – 33.4 47 – 16.0 15 – 4.7 Amortisation (post-tax) 37 – 12.3 27 – 9.2 32 – 10.2 Basic earnings from continuing operations before amortisation, exceptional items and asbestos related items 247 302 81.8 261 293 89.0 253 315 80.1 Share options – 2 (0.5) – 2 (0.6) – 2 (0.5) Employee share and incentive schemes – 7 (1.8) – 4 (1.2) – 4 (1.0) Diluted earnings from continuing operations before amortisation, exceptional items and asbestos related items 247 311 79.5 261 299 87.2 253 321 78.6 Basic (loss)/earnings from discontinued operations (27) 302 (8.9) (8) 293 (2.7) 2 315 0.6 Exceptional items (post-tax) 19 – 6.3 – – – (5) – (1.4) Basic (loss)/earnings from discontinued operations before exceptional items (8) 302 (2.6) (8) 293 (2.7) (3) 315 (0.8) Share options – 2 – – 2 – – 2 – Employee share and incentive schemes – 7 0.1 – 4 – – 4 – Diluted loss from discontinuing operations before exceptional items (8) 311 (2.5) (8) 299 (2.7) (3) 321 (0.8)

122 Amec Foster Wheeler Annual report and accounts 2014 11 Property, plant and equipment Land and buildings £m Plant and equipment £m Total £m Cost As at 1 January 2014 30 95 125 Exchange and other movements 5 (1) 4 Acquired through business combinations 84 34 118 Additions 6 8 14 Disposals (1) (3) (4) As at 31 December 2014 124 133 257 Depreciation As at 1 January 2014 17 69 86 Exchange and other movements 2 – 2 Provided during the year 6 10 16 Disposals (1) (3) (4) As at 31 December 2014 24 76 100 Cost As at 1 January 2013 32 103 135 Exchange and other movements (2) (4) (6) Additions 2 8 10 Disposals (2) (12) (14) As at 31 December 2013 30 95 125 Depreciation As at 1 January 2013 17 75 92 Exchange and other movements (1) (3) (4) Provided during the year 3 9 12 Disposals (2) (12) (14) As at 31 December 2013 17 69 86 Net book value As at 31 December 2014 100 57 157 As at 31 December 2013 13 26 39 As at 1 January 2013 15 28 43 31 December 2014 £m 31 December 2013 £m The net book value of land and buildings comprised: Freehold 68 5 Short leasehold 32 8 100 13 The carrying value of land and buildings held under finance lease at 31 December 2014 was £6m (2013: £nil). The amount acquired through business combinations was £6m (2013: £nil). Additions during the year include £nil (2013: £nil) under finance leases. Notes to the consolidated accounts continued

123 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 12 Intangible assets Goodwill £m Customer relationships £m Brands/ trademarks £m Order backlog £m Patents £m Software £m Total £m Cost As at 1 January 2014 792 192 23 9 – 66 1,082 Exchange and other movements 15 8 1 1 – 2 27 Acquired through business combinations 1,617 372 155 127 110 5 2,386 Additions – – – – – 51 51 Disposals and retirements – (3) – (1) – (1) (5) As at 31 December 2014 2,424 569 179 136 110 123 3,541 Amortisation As at 1 January 2014 35 85 19 7 – 29 175 Exchange and other movements (1) 2 – – – 1 2 Provided during the year – 24 3 6 1 15 49 Disposals and retirements – (3) – (1) – – (4) As at 31 December 2014 34 108 22 12 1 45 222 Cost As at 1 January 2013 831 197 35 12 – 53 1,128 Exchange and other movements (52) (5) (1) – – (1) (59) Acquired through business combinations 13 5 1 – – – 19 Additions – – – – – 15 15 Disposals and retirements – (5) (12) (3) – (1) (21) As at 31 December 2013 792 192 23 9 – 66 1,082 Amortisation As at 1 January 2013 40 61 27 10 – 21 159 Exchange and other movements (5) (2) (1) (1) – (1) (10) Provided during the year – 31 5 1 – 10 47 Disposals and retirements – (5) (12) (3) – (1) (21) As at 31 December 2013 35 85 19 7 – 29 175 Net book value As at 31 December 2014 2,390 461 157 124 109 78 3,319 As at 31 December 2013 757 107 4 2 – 37 907 As at 1 January 2013 791 136 8 2 – 32 969 The carrying value of software held under deferred payment arrangements which are similar to finance leases as at 31 December 2014 was £30m (2013: £nil). Additions during the year include £33m (2013: £nil) of software held under deferred payment arrangements.

124 Amec Foster Wheeler Annual report and accounts 2014 12 Intangible assets continued The Group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist. The review of goodwill for indications of impairment by management is performed against the three core geographies of Americas, Europe and Growth Regions, along with the two new reportable segments of Foster Wheeler, E&C Services and Global Power Group being the lowest level of cash-generating units (CGU) monitored for goodwill purposes. The goodwill arising on the acquisition of Foster Wheeler has been allocated to the CGUs expected to benefit from the synergies of the acquisition. This has resulted in an allocation of goodwill generated by the acquisition to the Americas, Europe and Growth Regions CGUs. The recoverable amount of the CGUs has been based on value-in-use calculations. These calculations use cash flow projections included in the financial budgets approved by the Board for 2015 and pre-tax discount rates as set out in the table below. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the budgeted period include no growth in 2016 and 2017, 10% growth in 2018, 2019 and 2020 and 3% growth per annum thereafter. In 2013 financial budgets approved by management covering a two-year period were used together with a 2% growth thereafter. The long-term growth rates are in line with long-term average growth rates for the regions in which the CGUs operate. The value in use has been compared to the carrying value for each CGU and no impairment is required nor has been charged in respect of any of the CGUs. The financial budgets reflect management’s judgement of the future cash flows which includes past experience and expectations of future performance. The most significant assumptions relate to trading profit margin1 and the conversion of trading profit into cash (cash conversion). Revenue is underpinned by a secure order book for each CGU and the order book remains strong at £6.3 billion as at 31 December 2014 (2013: £4.1 billion). The selection of trading profit margin takes into account the margins being generated on contracts in progress and management’s view of the margin on orders received, and is consistent with Amec Foster Wheeler’s growth strategy. The cash conversion reflects past experience and current contract mix. Goodwill is as follows: Goodwill 31 December 2014 £m Pre-tax discount rate 2014 % Goodwill 31 December 2013 £m Pre-tax discount rate 2013 % Americas 635 11 431 12 Europe 399 11 250 12 Growth Regions 203 11 76 12 E&C Services 675 11 – – Global Power Group 478 12 – – 1 Before intangible amortisation and exceptional items but including joint venture trading profit, as a percentage of revenue. A sensitivity analysis has been performed, at the individual CGU level, in order to review the impact of changes in key assumptions. For example, a 10% decrease in volume, with all other assumptions held constant, or a 1% decrease in margin, with all other assumptions held constant, did not identify any impairments. Similarly, zero growth after the initial two-year period, with all other assumptions held constant or a 2% increase in discount rate, did not identify any impairments in the Americas, Europe. E&C Services or Global Power Group CGUs. The value in use calculation referred to above showed headroom of £100m in the Growth Regions CGU. However, applying zero terminal growth, a 1% reduction on margin or a 2% increase in discount rate would eliminate the headroom in this CGU. Notes to the consolidated accounts continued

125 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 13 Interests in joint ventures Interests in joint ventures The Group does not hold any individual material interests in joint ventures in either the current or prior year. Details in aggregate of the Group’s interests in all individually immaterial joint ventures that are accounted for using the equity method are as follows: £m Net book value As at 1 January 2014 52 Acquired through business combinations 73 Disposal of businesses (2) Additions 1 Total comprehensive income 12 Dividends received (14) As at 31 December 2014 122 As at 1 January 2013 47 Exchange and other movements (1) Additions 1 Reclassifications (1) Total comprehensive income 14 Dividends received (8) As at 31 December 2013 52 During 2013 total comprehensive income of £14m was net of provisions of £15m taken against the comprehensive income of one joint venture entity, where the corresponding increase in the carrying value of the joint venture was not recoverable. This joint venture was disposed during the current year. Principal Group companies are listed on pages 190 to 191. PPP service concessions Details of the PPP service concessions are as follows: Financial close Equity stake Concession period Net equity invested Transport A13 Thames Gateway 2000 25% 30 years – Incheon Bridge, Korea 2005 23% 30 years £13m Power Petropower Energía Limitada, Chile 1998 85% 20 years £54m Interests in joint operations The Group does not hold any individual material interests in joint operations in either the current or prior year.

126 Amec Foster Wheeler Annual report and accounts 2014 14 Retirement benefit assets and liabilities Defined benefit schemes The Group operates a number of pension schemes for UK and overseas employees. Following the acquisition of Foster Wheeler AG, there are three principal defined benefit schemes. In the UK these are the AMEC Staff pension scheme, (which also has an associated executive top-up scheme) and the Foster Wheeler Pension Plan and in the US, The Foster Wheeler Inc. Salaried Employees Pension Plan. The AMEC Staff and Executive pension schemes are closed to new members but remain open to further accrual. The Foster Wheeler Pension Plan is a hybrid benefit arrangement. The defined benefit section is closed to new members and further accrual, but the defined contribution section remains open to further accrual. The Foster Wheeler Inc. Salaried Employees Pension Plan is also closed to new members and further accrual. Contributions by the Group into defined contribution schemes are disclosed in note 6. The AMEC Staff and Executive pension schemes are average salary plans for UK employees. The Foster Wheeler Pension Plan was a final salary pension plan. All three schemes require contributions to be made to a separately administered fund. These schemes are governed by the employment laws of the UK. The level of benefits provided depends on the member’s length of service and salary each year. Once the benefits are in payment, the pension is adjusted each year relative to the UK’s Retail Prices Index for the AMEC Staff and Executive pension schemes. The Foster Wheeler Pension Plan is adjusted each year relative to the UK’s Consumer Price Index. Each scheme is established under trust law and are governed by a Board of Trustees, which consists of employers’ and employees’ representatives. In addition, the AMEC Staff and Executive pension schemes have two independent trustees. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy. Every three years, the Board of Trustees is required by legislation to review the level of funding in the pension plans. The Board of Trustees decides the contribution levels in consultation with the employers’ based on the results of this triennial review. In the event that there is a funding deficit, the Trustees and the employer will agree a recovery plan to eliminate that deficit over as short a period as is reasonably affordable. Due to the nature of the liabilities, the pension plans are exposed to inflation, interest rate risk and changes in the life expectancy for pensioners. As the plan assets include significant investments in quoted equities, the Group is also exposed to equity market risk. The valuations used have been based on the preliminary valuation of AMEC Staff pension scheme and the final valuation of the AMEC Executive pension scheme as at 31 March 2014 and 31 March 2011 respectively. The Foster Wheeler Pension Plan’s most recent valuation took place as at 1 April 2013. These schemes have been updated by the schemes’ actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December 2014. The assets of the schemes are stated at their aggregate market value as at 31 December 2014. The Foster Wheeler Inc. Salaried Employees Pension Plan provides pension benefits to certain full-time employees. Under the pension plan, retirement benefits are primarily a function of both years of service and level of compensation. The pension plan is closed to new members and further accrual. Notes to the consolidated accounts continued

127 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 14 Retirement benefit assets and liabilities continued Defined benefit schemes continued The principal assumptions made by the actuaries are as follows: 31 December 2014% 31 December 2013% 31 December 2012 % The AMEC Staff pension scheme and the AMEC Executive pension scheme Rate of discount 3.6 4.6 4.5 Rate of inflation 3.0 3.3 2.9 Rate of increase in salaries 3.0 3.3 2.9 Rate of increase in pensions in payment (service before/after 1 January 2008) 2.9/2.0 3.2/2.2 2.8/2.0 The Foster Wheeler Pension Plan Rate of discount 3.7 – – Rate of inflation 3.0 – – Rate of increase in salaries 1.9 – – Rate of increase in pensions in payment 1.1 – – The Foster Wheeler Inc. Salaried Employees Pension Plan Rate of discount 3.6 – – Rate of inflation 2.5 – – Rate of increase in salaries N/A – – Rate of increase in pensions in payment N/A – – In addition the Group has a number of smaller overseas schemes. During the year the rate of discount ranged from 1.8% to 9.0% (2013: 4.8% to 4.9%; 2012: 4.2% to 4.3%). The rate of increase in salaries ranged from 1.9% to 2.5% (2013: 2.8%; 2012: 2.8%). For the three principal defined benefit schemes, the assumed life expectancy is as follows: 31 December 2014 Male years 31 December 2014 Female years 31 December 2013 Male years 31 December 2013 Female years 31 December 2012 Male years 31 December 2012 Female years The AMEC Staff pension scheme and the AMEC Executive pension scheme Member aged 65 (current life expectancy) 22.5 24.6 22.9 24.4 22.8 24.3 Member aged 45 (life expectancy at 65) 24.2 26.5 24.7 26.3 24.6 26.2 The Foster Wheeler Pension Plan Member aged 65 (current life expectancy) 23.5 23.2 N/A N/A N/A N/A Member aged 45 (life expectancy at 65) 25.3 25.1 N/A N/A N/A N/A The Foster Wheeler Inc. Salaried Employees Pension Plan Member aged 65 (current life expectancy) 21.6 23.7 N/A N/A N/A N/A Member aged 45 (life expectancy at 65) 23.2 25.4 N/A N/A N/A N/A The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

128 Amec Foster Wheeler Annual report and accounts 2014 14 Retirement benefit assets and liabilities continued Defined benefit schemes continued The amounts recognised in the balance sheet are as follows: 31 December 2014 £m 31 December 2013 £m 31 December 2012 £m Retirement benefit assets 102 102 86 Retirement benefit liabilities (188) (62) (93) Retirement benefit net (liability)/asset (86) 40 (7) The retirement benefit net (liability)/asset is analysed as follows: 31 December 2014 £m 31 December 2013 £m 31 December 2012 £m The AMEC Staff and the AMEC Executive pension scheme 65 102 86 The Foster Wheeler Pension Plan 37 – – The Foster Wheeler Inc. Salaried Employees Pension Plan (57) – – Other smaller pension schemes (131) (62) (93) (86) 40 (7) The retirement benefit liabilities of £188m (2013: £62m; 2012: £93m) reflect primarily the deficits on the smaller overseas schemes. The major categories of scheme assets as a percentage of total scheme assets are as follows: 31 December 2014% 31 December 2013% 31 December 2012 % Equities 35.4 41.3 39.8 Bonds (including gilts) 52.6 47.6 51.8 Property 8.4 8.8 8.2 Other 3.6 2.3 0.2 100.0 100.0 100.0 The equities and bonds as listed above are predominantly quoted investments. There is a small investment in privately held pooled fund investments and the property/other investments are unquoted. The amounts recognised in the income statement are as follows: 2014 £m 2013 £m 2012 £m Current service cost and administrative expenses 33 33 29 Interest cost 84 72 75 Interest income (86) (73) (72) Total amount recognised in the income statement and included within staff costs (note 6) 31 32 32 Settlement gain (3) – (4) Total amount recognised in the income statement 28 32 28 The total amount is recognised in the income statement as follows: Cost of sales 20 19 15 Administrative expenses 10 14 10 Net financing (income)/expense (2) (1) 3 Total amount recognised in the income statement 28 32 28 Notes to the consolidated accounts continued

129 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 14 Retirement benefit assets and liabilities continued Defined benefit schemes continued Changes in the present value of the defined benefit liability are as follows: 2014 £m 2013 £m 2012 £m As at 1 January 1,743 1,652 1,618 Exchange and other movements 3 (14) (6) Acquired through business combinations 898 – – Current service cost 29 31 29 Interest cost 84 72 75 Plan participants’ contributions 12 12 12 Actuarial charges arising from changes in financial assumptions 278 58 8 Actuarial (gains)/charges arising from changes in demographic assumptions (19) 7 – Settlements (12) (4) (13) Benefits paid (85) (71) (71) As at 31 December 2,931 1,743 1,652 The defined benefit obligation can be allocated to the plans’ participants as follows: 2014% 2013% 2012 % Active plan participants 22.0 25.2 23.4 Deferred plan participants 31.3 33.8 32.5 Retirees 46.7 41.0 44.1 100.0 100.0 100.0 The weighted average duration of the defined benefit obligation at the end of the reporting period is 17 years. Changes in the fair value of scheme assets are as follows: 2014 £m 2013 £m 2012 £m As at 1 January 1,783 1,645 1,569 Exchange and other movements 3 (8) (3) Acquired through business combinations 826 – – Interest income 86 73 72 Actuarial gains 201 105 45 Employer contributions 32 29 30 Plan participants’ contributions 12 12 12 Administrative expenses (4) (2) – Settlements (9) – (9) Benefits paid (85) (71) (71) As at 31 December 2,845 1,783 1,645

130 Amec Foster Wheeler Annual report and accounts 2014 14 Retirement benefit assets and liabilities continued Defined benefit schemes continued The movement in the scheme net (liability)/asset during the year is as follows: 2014 £m 2013 £m 2012 £m Scheme net asset/(liability) as at 1 January 40 (7) (49) Exchange and other movements – 6 3 Acquired through business combinations (72) – – Total charge as per note 6 (31) (32) (32) Employer contributions 32 29 30 Settlements 3 4 4 Actuarial (losses)/gains recognised in other comprehensive income (58) 40 37 Scheme net (liability)/asset as at 31 December (86) 40 (7) The impact on the defined benefit obligation of the principal pension schemes of changes in the most significant assumptions as at 31 December 2014 is shown below: The AMEC Staff and the AMEC Executive pension schemes £m The Foster Wheeler Pension Plan £m The Foster Wheeler Inc. Salaried Employees Pension Plan £m Discount rate -10 bps (32) (9) (3) +10 bps 32 9 3 Inflation -10 bps 26 6 – +10 bps (26) (6) – Salary increase -10 bps 4 1 – +10 bps (4) (1) – Mortality +1 year (61) (13) (10) - 1 year 61 15 10 The sensitivity analysis above is based on a method that extrapolates the impact on the defined benefit obligation of reasonable changes in key assumptions occurring as at 31 December 2014. The defined benefit obligations of the other benefit schemes are significantly lower than those of the principal defined benefit schemes. Sensitivity analysis of reasonable changes in the key assumptions as at 31 December did not indicate any significant changes to the defined benefit obligations of those schemes. Expected benefit payments from the defined benefit plans in future years are as follows: £m Year 1 126 Year 2 128 Year 3 132 Year 4 136 Year 5 140 Next five years 751 1,413 The Group expects to contribute £33m to its defined benefit pension schemes in 2015. This includes special contributions of £6m. Notes to the consolidated accounts continued

131 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 15 Deferred tax assets and liabilities Deferred tax assets and liabilities are attributable to the following: Recognised deferred tax assets and liabilities Assets Liabilities 31 December 2014 £m 31 December 2013 £m 31 December 2014 £m 31 December 2013 £m Property, plant and equipment 26 15 (14) (2) Intangible assets 3 – (233) (33) Retirement benefits 68 8 (46) (20) Derivative financial instruments 2 1 – (1) Provisions 118 46 – – Employee share schemes 1 3 – – Other items 5 13 (27) (18) Tax losses carried forward 20 3 – – Tax credits carried forward 2 – – – Deferred tax assets/(liabilities) 245 89 (320) (74) Offset of deferred tax assets and liabilities relating to income tax levied by the same taxation authority (184) (54) 184 54 Net deferred tax assets/(liabilities) 61 35 (136) (20) As at 1 January 2014 £m Exchange and other movements £m Acquisitions £m Recognised in income £m Recognised in equity £m As at 31 December 2014 £m Property, plant and equipment 13 – (5) 4 – 12 Intangible assets (33) (3) (202) 8 – (230) Retirement benefits (12) – 28 (5) 11 22 Derivative financial instruments – – 2 – – 2 Provisions 46 2 72 (2) – 118 Employee share schemes 3 – – (2) – 1 Other items (5) – (19) 2 – (22) Tax losses carried forward 3 – 6 11 – 20 Tax credits carried forward – – 1 1 – 2 15 (1) (117) 17 11 (75) As at 1 January 2013 £m Exchange and other movements £m Acquisitions £m Recognised in income £m Recognised in equity £m As at 31 December 2013 £m Property, plant and equipment 10 (1) – 4 – 13 Intangible assets (48) 1 – 14 – (33) Retirement benefits (11) (2) – 21 (20) (12) Provisions 60 (2) – (12) – 46 Employee share schemes 4 – – – (1) 3 Other items 3 2 – (10) – (5) Tax losses carried forward 15 (1) – (11) – 3 33 (3) – 6 (21) 15 The deferred tax credit of £17m (2013: £6m) recognised in income consists of a credit of £16m (2013: £nil) relating to continuing operations and a £1m credit (2013: £6m) in respect of discontinued operations.

132 Amec Foster Wheeler Annual report and accounts 2014 15 Deferred tax assets and liabilities continued Factors affecting the tax charge in future years There are a number of factors that may affect the Group’s future tax charge including the resolution of open issues with tax authorities, corporate acquisitions and disposals, the use of brought-forward losses and changes in tax legislation and tax rates. Unrecognised deferred tax assets Deferred tax assets have not been recognised in respect of the following items: 31 December 2014 £m 31 December 2013 £m Deductible temporary differences 259 33 Tax losses 103 20 362 53 In addition, claims have been made to HM Revenue & Customs (HMRC) to offset tax losses of up to £79m against the Group’s UK taxable profits. These losses were generated in a legacy German business in accounting periods up to 31 December 2002. If successful, the claims will result in a refund of UK corporation tax. The amount and availability of the refund depends on a number of factors which are currently being discussed with HMRC. This potential refund is not included as an asset in the accounts. As at 31 December 2014 the expiry dates of unrecognised deferred tax assets carried forward are as follows: Tax losses £m Deductible temporary differences £m Total £m Expiring within 5 years 5 28 33 Expiring within 6-10 years 2 55 57 Expiring within 11-20 years 51 – 51 Unlimited 45 176 221 103 259 362 Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise these assets. Unrecognised deferred tax liabilities No deferred tax liability has been recognised in respect of £1,440m (2013: £355m) of unremitted earnings of subsidiaries and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is not probable that such differences will reverse in the foreseeable future. The amount of unrecognised deferred tax liabilities in respect of these unremitted earnings is estimated to be £29m (2013: £16m). 16 Inventories 31 December 2014 £m 31 December 2013 £m Raw materials and consumables 14 – Development land and work in progress – 3 14 3 Notes to the consolidated accounts continued

133 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 17 Current trade and other receivables 31 December 2014 £m 31 December 2013 £m Amounts expected to be recovered within one year Gross amounts due from customers 544 385 Trade receivables 784 471 Amounts owed by joint ventures 20 22 Other receivables 63 18 Prepayments and accrued income 60 56 Asbestos related insurance recovery debtor (note 21) 13 – 1,484 952 Amounts expected to be recovered after more than one year Trade receivables 6 2 Amounts owed by joint ventures 1 2 Other receivables 15 – 22 4 1,506 956 Trade receivables expected to be recovered within one year include retentions of £56m (2013: £34m) relating to contracts in progress. Trade receivables expected to be recovered after more than one year include retentions of £5m (2013: £2m) relating to contracts in progress. The aggregate amount of costs incurred plus recognised profits (less recognised losses) for all long-term contracts in progress for continuing businesses at the balance sheet date was £16,082m (2013: £4,960m). Trade receivables, amounts owed by joint ventures and other receivables are classified as loans and receivables. 18 Current trade and other payables 31 December 2014 £m 31 December 2013 £m Amounts expected to be settled within one year Trade payables 597 449 Gross amounts due to customers 361 76 Other taxation and social security costs 37 59 Other payables 139 134 Accruals 236 75 1,370 793 Amounts expected to be settled after more than one year Trade payables 1 – Gross amounts due to customers 5 – Other payables 4 3 Accruals 1 5 11 8 1,381 801 Gross amounts due to customers include advances received of £nil (2013: £3m). Trade payables, other payables and accruals are classified as other financial liabilities.

134 Amec Foster Wheeler Annual report and accounts 2014 19 Capital and financial risk management Capital management The objective of the Group’s capital management is to ensure that it has a strong financial position from which to grow the business and to maximise shareholder value. The appropriate capital structure for the Group comprises of a mix of debt and equity. The mix is determined by considering business profile and strategy, financial policies and availability and cost of funding. Following the acquisition of Foster Wheeler, the Group is currently in a net debt position. The long-term net debt is targeted to be no more than two times trading profit. The Group may exceed this operating parameter should the business profile require it. However, it is expected that any increases would be temporary given the net operational cash flows of the Group. The Group has committed banking facilities of £1,863m (2013: £477m). This consists of a $56m (£37m) project debt and a £377m multi-currency revolving facility that was taken out on 18 July 2012. The facility is committed for five years and is available for general corporate purposes. In 2014, the Group entered into acquisition facilities totalling $2,260m (£1,449m). This comprises of the following: X $250m (£160m) bridge to cash facility maturing August 2015; X $830m (£532m) bridge facility which matured February 2015 with two further six month extensions at the Group’s option (see below); X $830m (£532m) term loan maturing in equal instalments in 2017, 2018 and 2019; and X $350m (£225m) revolving credit facility maturing May 2016. The Group extended the $830m (£532m) bridge facility for 6 months in February 2015 and it is the intention to refinance this facility in the capital markets during 2015. As at 31 December 2013, the Group had a £100m Sterling term loan. This was settled in full during the year. As at 31 December 2014, £1,267m (2013: £120m) of the loans and facilities were utilised by way of debt and £156m (2013: £nil) was utilised by way of Letter of Credit. As at 31 December 2014, the undrawn portion of the Group’s committed facilities was £440m. In February 2012, the board approved a share buyback programme of £400m. A total of 37 million shares were purchased under this programme. During 2012 and 2013, this included the use of forward share purchase contracts through close periods. The Group completed the buyback programme on 8 February 2013 and no further purchases took place during 2014. In November 2014, as part of the acquisition of Foster Wheeler AG, the Group issued 85 million of ordinary shares. This increased share capital by £42m and generated a share premium of £877m. No changes were made to the objectives, policies or processes for managing capital during 2014 or 2013. Financial risk management The principal financial risks to which the Group is exposed are: foreign currency exchange risk; funding and liquidity risk; counterparty credit risk; and interest rate risk. The board has approved policies for the management of these risks which are reviewed annually. The Group’s treasury department manages funding, liquidity, credit risk and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board, most recently in October 2014. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted. Notes to the consolidated accounts continued

135 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 19 Capital and financial risk management continued Foreign currency exchange risk The Group publishes its consolidated accounts in Sterling. The majority of the Group’s trading income is denominated in the local currency of the business operations which provides a natural hedge against the currency of its cost base. Where commercial contracts are undertaken which are denominated in foreign currencies, the Group seeks to mitigate the foreign exchange risk, when the cash flow giving rise to such exposure becomes certain or highly probable. This is achieved through the use of forward currency arrangements, which may include the purchase of currency options. There are currently no material transactional exposures which have been identified and remain unhedged. The Group has no reason to believe that any outstanding forward contract will not be able to be settled from the underlying commercial transactions. A significant portion of the Group’s earnings is generated in non-Sterling currencies. Such overseas profits are translated into Sterling at the average exchange rate prevailing throughout the year. There is currently no hedging in place for profits generated in non-Sterling currencies but the impact on Group profits is monitored on an ongoing basis. In addition, the Group has various assets denominated in foreign currencies, principally US Dollars, Canadian Dollars and Euros. With the introduction of the acquisition facilities detailed above the Group hedges translation exposure, wherever possible, by matching the currency of its borrowing (either directly or via derivatives) to the currency of its net assets and future free cash flow. As a result in 2014, the Group has designated a series of derivatives and financial instruments as hedging instruments in net investment hedge relationships. In specific circumstances, for example the planned repatriation of foreign assets, the Group may from time to time enter into additional net investment hedges to manage foreign exchange risks. The Group applies hedge accounting in respect of transactions entered into to manage the cash flow exposures of its borrowings. Forward foreign exchange contracts and cross currency interest rate swap contracts are held to manage the cash flow exposures of a portion of borrowings denominated in foreign currencies and are designated as cash flow hedges. Based on the Group’s net debt as at 31 December 2014, if Sterling were to weaken against all other currencies by 10%, the Group’s net debt would increase by £44m (2013: £26m increase in net cash). This represents a £134m increase in foreign currency borrowings (2013: £nil), a £47m increase in derivative assets designated as cash flow hedges of Group borrowings (2013: £nil) and a £43m increase in foreign currency cash and cash equivalents (2013: £26m). If Sterling were to weaken against all other currencies by 10%, then the fair value of forward foreign exchange contracts and cross currency interest rate swaps, other than those designated as cash flow hedges of foreign currency borrowings, as at 31 December 2014 would decrease by £57m (2013: £8m). Movements in the fair value of forward foreign exchange contracts and cross currency interest rate swaps would be recognised in other comprehensive income and accumulated in the hedging reserve or translation reserve. Hedging of foreign currency exchange risk – cash flow hedges The Group looks to mitigate the foreign exchange risk arising on foreign currency borrowings and where contracts are awarded in, or involve costs in, non-local currency. Forward foreign exchange contracts and foreign exchange swaps are used for this purpose and are designated as cash flow hedges. The notional contract amount, carrying amount and fair values of forward contracts and swaps designated as cash flow hedges are as follows: 2014 Notional contract amount £m 2013 Notional contract amount £m 2014 Carrying amount and fair value £m 2013 Carrying amount and fair value £m Non-current assets – cash flow hedges of foreign currency borrowings 105 – – – Total non-current assets 105 – – – Current assets – cash flow hedges of contracts in foreign currencies 15 56 – 3 Current assets – cash flow hedges of foreign currency borrowings 318 – 1 – Total current assets 333 56 1 3 Current liabilities – cash flow hedges of contracts in foreign currencies 44 12 (1) – Total current liabilities 44 12 (1) – 482 68 – 3

136 Amec Foster Wheeler Annual report and accounts 2014 19 Capital and financial risk management continued The following tables indicate the periods in which the cash flows associated with the forward foreign exchange contracts designated as cash flow hedges are expected to occur and the periods in which they are expected to impact profit or loss: 2014 Carrying amount £m Expected cash flows £m 12 months or less £m 1 to 2 years £m 2 to 5 years £m Forward exchange contracts Assets 1 438 332 – 106 Liabilities (1) 44 44 – – – 482 376 – 106 Hedging of foreign currency exchange risk – cash flow hedges 2013 Carrying amount £m Expected cash flows £m 12 months or less £m 1 to 2 years £m 2 to 5 years £m Forward exchange contracts Assets 3 56 55 1 – Liabilities – 12 12 – – 3 68 67 1 – There was no charge for ineffectiveness recognised in either 2014 or 2013. Hedging of foreign currency exchange risk – fair value through income statement Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. The notional contract amount, carrying amount and fair values of these forward contracts and swaps are as follows: 2014 Notional contract amount £m 2013 Notional contract amount £m 2014 Carrying amount and fair value £m 2013 Carrying amount and fair value £m Current assets 229 36 2 2 Current liabilities 422 13 (12) – 651 49 (10) 2 Hedging of foreign currency exchange risk – net investment hedges The Group has forward foreign exchange contracts which have been designated as hedges of the net investments in core subsidiaries in Canada, the US and Europe. The notional contract amount, carrying amount and fair values of swaps designated as net investment hedges are as follows: 2014 Notional contract amount £m 2013 Notional contract amount £m 2014 Carrying amount and fair value £m 2013 Carrying amount and fair value £m Non-current assets 105 – 2 – Current assets 318 – 8 – 423 – 10 – A net foreign exchange loss for the year of £4m (2013: £1m) was recognised in the translation reserve in respect of these forward foreign exchange contracts and currency interest rate swaps. Notes to the consolidated accounts continued

137 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 19 Capital and financial risk management continued Other financial derivative assets and liabilities The Group has other financial derivative assets of £1m (2013: £1m) and financial derivative liabilities of £6m (2013: £1m). Funding and liquidity risk The Group’s policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the Group’s budget and strategic plans. The Group will finance operations and growth from its existing cash resources and the £440m undrawn portion of the Group’s committed banking facilities as at 31 December 2014. The requirement to enter into additional external facilities has been kept under review during the year. This includes discussions with the Group’s main relationship banks to ensure additional bilateral lending capacity is available. Appropriate facilities will be maintained to meet ongoing requirements for bank guarantees and letters of credit. Counterparty credit risk The Group is exposed to credit risk to the extent of non-payment by either its customers or the counterparties of its financial instruments. The effective monitoring and controlling of credit risk is a key component of the Group’s risk management activities. The maximum credit risk exposure on derivatives at 31 December 2014 was £10m, being the total net debit fair values per derivative counterparty on forward foreign exchange contracts, currency swaps and interest rate swaps. A 60 basis point deterioration in the credit quality of the Group’s derivative counterparties would have no impact on the Group’s 2014 income statement (2013 £nil).Credit risks arising from treasury activities are managed by a central treasury function in accordance with the board approved treasury policy. The objective of the policy is to diversify and minimise the Group’s exposure to credit risk from its treasury activities by ensuring that surplus funds are placed with a diversified range of 25 to 30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by the board and are based primarily on credit ratings set by Moody’s, Standard & Poor’s and Fitch. Credit ratings are monitored continually by the Group treasury department. The maximum credit risk exposure on cash and cash equivalents and bank deposits (more than three months) at 31 December 2014 was £516m (2013: £241m). The Group treasury department monitors counterparty exposure on a global basis to avoid an over-concentration of exposure to any one counterparty. The credit risk associated with customers is considered as part of each tender review process and is addressed initially through contract payment terms. Where appropriate, payment security is sought. Credit control practices are applied thereafter during the project execution phase. A right to interest and suspension is normally sought in all contracts. The ageing of trade receivables at the year end was: Gross receivables 31 December 2014 £m Impairment 31 December 2014 £m Gross receivables 31 December 2013 £m Impairment 31 December 2013 £m Not past due 402 – 234 – Past due 0 to 30 days 163 – 107 – Past due 31 to 120 days 99 – 79 (1) Past due 121 to 365 days 46 (6) 28 (10) More than one year 33 (8) 5 (5) 743 (14) 453 (16) The above analysis excludes retentions relating to contracts in progress of £56m (2013: £34m) expected to be recovered within one year and £5m (2013: £2m) expected to be recovered after one year. Net receivables as at 31 December 2014 include £25m (2013: £nil) in respect of amounts overdue by more than one year.

138 Amec Foster Wheeler Annual report and accounts 2014 19 Capital and financial risk management continued Counterparty credit risk continued The movement in the allowance for impairment in respect of trade receivables during the year was as follows: 2014 £m 2013 £m As at 1 January (16) (15) Increase in impairment allowance (7) (3) Decrease in impairment allowance 9 2 As at 31 December (14) (16) Based on past experience, the Group believes that no material impairment allowance is necessary in respect of trade receivables not past due. Trade receivable exposures are typically with large companies and government-backed organisations and the credit ratings of these organisations are monitored. Credit risks are minimised through the use of letters of credit, parent company guarantees, insurance instruments and forward funding where achievable. The Group’s most significant customer in 2014 accounted for around 8% (2013: 8%) of continuing revenues, and around 4% (2013: 4%) of current trade and other receivables. The revenue was generated in the Americas. Interest rate risk The £377m multi-currency revolving credit facility is subject to an interest rate of LIBOR plus a margin depending on leverage. The $250m (£160m) bridge to cash facility is subject to an interest rate of LIBOR plus a margin. The $830m (£532m) bridge facility is subject to an interest rate of LIBOR plus a margin which increases over time. The $830m (£532m) term loan is subject to an interest rate of LIBOR plus a margin depending on leverage. The $350m (£225m) revolving credit facility is subject to an interest rate of LIBOR plus a margin. The $56m (£37m) project debt is subject to a mixture of fixed and variable interest rates. $49m (£31m) is subject to an interest rate of EURIBOR plus a margin. The remainder is subject to fixed rates of interest. The Group is exposed to interest rate risk on cash and borrowings. Cash is viewed as temporary with any longer term surplus used to repay credit facilities. When required the Group uses interest rate swaps and cross currency interest rate swaps to meet its objective of protecting borrowing costs within parameters set by the Board. The Group’s policy is to keep between 30% and 70% of its borrowings at fixed rates of interest. Movements in the fair value of interest rates swaps and cross currency interest rate swaps that are designated as cash flow hedges of the Group’s borrowings resulting from changes in market interest rates are recognised in other comprehensive income and accumulated in the hedging reserve with the fair value recorded in the balance sheet. At 31 December 2014, after taking into account the effect of interest rate swaps and cross currency interest rate swaps, approximately 23% of the Group’s borrowings are at a fixed rate of interest (2013: nil). The year-end position which was below the lower threshold has been rectified in early 2015. Based on the Group’s gross borrowings as at 31 December 2014, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by £9m (2013: £1m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect. Notes to the consolidated accounts continued

139 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 19 Capital and financial risk management continued Interest rate risk – contractual maturity and effective interest rates In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature: 2014 Effective interest rate % Total £m 6 months or less £m 6 to 12 months £m 1 to 2 years £m 2 to 5 years £m Over 5 years £m Bank deposits (more than three months) 0.80 21 18 – 2 1 – Cash and cash equivalents (excluding bank overdrafts) 1.24 495 495 – – – – Fees capitalised against bank facilities – 9 4 1 2 2 – Bank overdrafts 1.00 – – – – – – Bank loans 1.49 (1,267) (633) (73) (5) (545) (11) Finance leases 6.54 (61) (3) (6) (9) (26) (17) (803) (119) (78) (10) (568) (28) 2013 Effective interest rate % Total £m 6 months or less £m 6 to 12 months £m 1 to 2 years £m 2 to 5 years £m Bank deposits (more than three months) 0.56 18 13 3 1 1 Cash and cash equivalents (excluding bank overdrafts) 0.82 232 232 – – – Bank overdrafts 0.21 (9) (9) – – – Bank loans 1.25 (120) (120) – – – 121 116 3 1 1 Interest payments of £11m are expected to be paid within one year, £13m between one and two years, £22m between two and five years and £1m over five years. Group borrowing The Group’s bank overdrafts are all denominated in US Dollars (2013: US Dollars) and the bank loans are denominated in Sterling and US Dollars (2013: Sterling). All covenants attached to borrowings have been complied with throughout the current and prior years. Fair values Fair values are determined using observable market prices (level 2 as defined by IFRS 13 ‘Fair Value Measurement’) as follows: X The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate; and X The fair value of interest rate swaps and cross currency interest rate swaps are estimated by discounting estimated future cash flows based on the terms and maturity of each contract and using market rates. All derivative fair values are verified by comparison to valuations provided by the derivative counterparty banks. There are no material credit valuation adjustments (CVA) or debit valuation adjustments (DVA) required on the derivatives outstanding at 31 December 2014.

140 Amec Foster Wheeler Annual report and accounts 2014 20 Other non-current receivables and payables Other non-current receivables 2014 £m 2013 £m Asbestos related insurance recovery debtor 90 12 Indemnities receivable 13 12 Insurance receivables 4 – Lease incentives 28 – Other non-current receivables 14 – 149 24 Other non-current payables 2014 £m 2013 £m Deferred consideration on acquisition 2 3 Lease incentives 7 8 Other payables 35 – Other post employment benefits 11 – Other non-current accruals 28 – 83 11 21 Provisions Asbestosrelated litigation £m Project litigation £m Obligations relating to disposed businesses £m Property related provisions £m Other £m Total £m As at 1 January 2014 12 37 71 8 35 163 Exchange and other movements 3 3 (1) (1) – 4 Acquired through business combinations 347 100 – 82 4 533 Transfer out to trade payables – (13) – – – (13) Utilised (3) (1) (3) (1) (11) (19) Provided 4 2 20 – 4 30 Released – (8) – (3) – (11) Change in discount rate 8 – – – – 8 Unwinding of discount 1 – – – – 1 As at 31 December 2014 372 120 87 85 32 696 Notes to the consolidated accounts continued

141 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 21 Provisions continued Asbestos-related litigation Certain of the Company’s subsidiaries in the US and the UK are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the US and the UK. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of our subsidiaries during the 1970s or earlier. We expect that these subsidiaries will be named as defendants in additional and/or similar suits and that new claims will be filed in the future. Whilst some of these claims have been and are expected to be made in the UK, the overwhelming majority have been and are expected to be made in the US. We assumed the majority of our asbestos-related liabilities when we acquired Foster Wheeler in November 2014. Management worked with independent asbestos valuation experts, to measure the asbestos-related liabilities assumed. Asbestos-related liabilities recognised by the Group include estimates of indemnity amounts and defence costs expected to be incurred in each year in the period to 2050, beyond which time management expects that there will no longer be a significant number of open claims. Management’s estimates were based on the following information and/or assumptions: the number of open claims, the forecasted number of future claims, the estimated average cost per claim by disease type – mesothelioma, lung cancer and non-malignancies, claim filings which result in no monetary payments (the ‘zero pay rate’), as well as other factors. Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defence costs, and, in certain cases, for reimbursement for portions of out-of-pocket costs incurred. Asbestos-related insurance recoveries under executed settlement agreements are recognised in trade and other receivables together with our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims in the period to 2050. Our actual insurance recoveries may be limited by future insolvencies among our insurers. We do not recognise insurance recoveries due from currently insolvent insurers unless they are subject to court-approved settlement in liquidation proceedings. We have discounted the expected future cash flows with respect to the asbestos-related liabilities and the expected insurance recoveries using discount rates determined by reference to appropriate risk-free market interest rates. Asbestos-related liabilities and assets recognised on the Group’s balance sheet were as follows: 2014 2013 US £m UK £m Total £m US £m UK £m Total £m Asbestos-related provision Gross provision 446 37 483 – 12 12 Effect of discounting (76) – (76) – – – Net provision1 370 37 407 – 12 12 Insurance recoveries Gross recoveries (75) (36) (111) – (12) (12) Effect of discounting 4 – 4 – – – Net recoveries (71) (36) (107) – (12) (12) Net asbestos-related liabilities 299 1 300 – – – 1 The net asbestos provision is made up of £372m included in provisions and £35m in respect of asbestos provisions included in trade and other payables. Estimation of asbestos-related liabilities and insurance recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Fluctuations in market interest rates could cause significant changes in the discounted amount of the asbestos-related liabilities and insurance recoveries.

142 Amec Foster Wheeler Annual report and accounts 2014 21 Provisions continued Project litigation As described in note 26, the Group is party to litigation involving clients and sub-contractors arising out of project contracts. Management has taken internal and external legal advice in considering known or reasonably likely legal claims and actions by and against the Group. Where a known or likely claim or action is identified, management carefully assesses the likelihood of success of the claim or action. Generally, a provision is recognised only in respect of those claims or actions that management considers are probable of success. Additionally, however, the Group recognises provisions for known or likely claims against an acquired business if, at the acquisition date, it is possible that the claim or action will be successful and its amount can be reliably estimated. Provision is made for management’s best estimate of the future legal costs to be incurred in defending each claim or action and of the likely settlement costs and/or damages to be awarded for those claims and actions that management considers are likely to be successful. Due to the inherent commercial, legal and technical uncertainties underlying the estimation of our project claims, the amounts ultimately paid or realised by the Group could differ materially from the amounts, if any, that are recognised in the financial statements. As at 31 December 2014, there were two significant ongoing disputes. Both of these disputes involve Foster Wheeler and were ongoing at the acquisition date. Accordingly, in measuring Foster Wheeler’s identifiable assets and liabilities at the acquisition date, management established provisions in respect of these disputes and made appropriate reductions to the carrying amount of the related receivables. Power Plant Arbitration – US Foster Wheeler is involved in arbitration arising from its role in the construction of a power plant in West Virginia, US. Foster Wheeler contracted with its client, Longview Power LLC (‘Longview’), the owner of the power plant, to supply the steam generation equipment. Separate contracts existed between Longview and Siemens Energy, Inc. (‘Siemens’) for the supply of the turbine, electricity generator and other plant equipment and with Kvaerner North American Construction Inc. (Kvaerner) for the erection of the plant. Beginning in 2011, various claims and counterclaims were made between Foster Wheeler, Kvaerner, Siemens and Longview. In February 2014, Foster Wheeler reached a partial settlement with Longview. In December 2014, various settlement agreements were entered into involving the parties, leaving the claims between Foster Wheeler and Kvaerner the only claims to be resolved. Kvaerner’s total claims against Foster Wheeler amount to approximately US$190m in relation to compensation for alleged delays, disruptions, inefficiencies and extra work associated with the construction of the plant allegedly caused by Foster Wheeler’s performance under its steam generation equipment supply contract. Foster Wheeler has claimed approximately US$26m from Kvaerner in relation to claims for extra work, delays, scope disputes, and improperly assessed delay liquidated damages, as well as the cost to perform certain ongoing rehabilitation work on the steam generation equipment due to erection failures by Kvaerner. Pursuant to the settlement agreements reached in December 2014, Foster Wheeler received from Kvaerner a parental guarantee securing its claims against Kvaerner. Arbitration of the dispute between Foster Wheeler and Kvaerner is being conducted by the American Arbitration Association. We intend to vigorously defend the claims against us in the arbitration and pursue our claims against Kvaerner. Management considers that the arbitration process is likely to be concluded during 2015. Refinery Project Arbitration – India In November 2012, Foster Wheeler commenced arbitration in India against Indian Oil Corporation Limited (‘IOCL’) seeking collection of unpaid invoices arising from services performed on a reimbursable basis for IOCL in connection with the construction of an oil refinery plant in north-eastern India. IOCL rejected the claims and has submitted counterclaims totalling approximately 70 billion Indian rupees for damages, including claims for revenue loss and loss of tax benefits due to delay in the execution of the project. IOCL has also withheld payment of Foster Wheeler invoices on account of delay liquidated damages. We strongly dispute IOCL’s claims. Any liability for delay liquidated damages is capped under the contract at a specified percentage of the contract value, currently equivalent to approximately £12m, an amount already retained by IOCL. Moreover, the contract also excludes liability for special damages and consequential damages, including lost profits or product, and contains an overall cap on liability for claims in the aggregate of up to a specified percentage of the contract value, currently equivalent to approximately £29m. An arbitration panel was formed in 2013 and held a number of hearings during 2014. A partial award was made to Foster Wheeler in March 2014, but IOCL have petitioned the court for its annulment. We will continue to defend strenuously the claims made by IOCL and pursue the collection of unpaid invoices. As the project is still in execution, the unpaid amount that we are seeking to collect has increased to the equivalent of approximately £54m and may increase further should IOCL continue to withhold amounts from our invoices. Management have made appropriate allowances against these receivables. Notes to the consolidated accounts continued

143 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 21 Provisions continued Indemnities and retained obligations As described in note 26, the Group agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. As at 31 December 2014, we recognised indemnity provisions totalling £87m (2013: £71m). Indemnity provisions principally relate to the indemnification of the purchasers of SPIE in 2006, and the Built Environment and other peripheral businesses that were sold in 2007. During 2014, the Group recognised additional indemnity provisions of £20m in relation to businesses sold in previous years, which included a provision of £11m in respect of a new claim received relating to a contract completed by the Built Environment business. Certain of the jurisdictions in which the Group operates, in particular the US and the EU, have environmental laws under which current and past owners or operators of property may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law and whether the operator or owner knew of, or was responsible for, the presence of such substances. Largely as a consequence of the acquisition of Foster Wheeler, the Group currently owns and operates, or owned and operated, industrial facilities. It is likely that, as a result of the Group’s current or former operations, hazardous substances have affected the property on which those facilities are or were situated. The Group also have received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation. As at 31 December 2014, the Group held provisions totalling £33m (2013: £nil) for the estimated future environmental clean-up costs in relation to industrial facilities that it no longer operates. Whilst the timing of the related cash flows is typically uncertain, the Group expect that certain of our remediation obligations may continue for up to 60 years. Property-related provisions Property-related provisions comprise provisions for onerous leases, certain leases held by acquired businesses and dilapidation of leasehold buildings. On the acquisition of a business, provisions are recognised to the extent that the terms of any property leases held by the acquired business are unfavourable relative to prevailing market terms. During 2014, the Group recognised provisions for unfavourable leases totalling £65m on the acquisition of Foster Wheeler, which are expected to be utilised by 2024. The Group has discounted the provision using discount rates determined by reference to appropriate risk-free market interest rates. Other provisions Other provisions include £2m (2013: £2m) in respect of the Group’s legal and constructive obligations to fund loss-making joint ventures and to meet its share of certain of their obligations, and insurance provisions of £28m (2013: £27m) relating to the potential liabilities in the Group’s captive insurance entity and provisions in relation to risks associated with insurance claims. These potential liabilities and risks relate predominantly to industrial disease of former employees.

144 Amec Foster Wheeler Annual report and accounts 2014 22 Share capital and reserves Movements in share capital and reserves are shown in the consolidated statement of changes in equity on pages 99 to 101. Share capital The share capital of the company comprises ordinary shares of 50 pence each. All the ordinary shares rank pari passu in all respects. To the company’s knowledge and belief, there are no restrictions on the transfer of shares in the company or on voting rights between holders of shares. The movement in issued share capital during the year was as follows: Number £m As at 1 January 2013 307,997,570 154 Cancellation of shares acquired under the buyback programme (4,174,716) (2) As at 31 December 2013 303,822,854 152 Issued during the year 85,052,989 42 As at 31 December 2014 388,875,843 194 Share buyback programme During 2013, £4m ordinary shares were purchased at an average price of £10.84 and a total cost of £45m, this completed the £400m share buyback programme. Of the shares acquired, 34 million, including all of the share acquired in 2013 were subsequently cancelled. Reserves As at 1 January 2014, there were 6,186,965 shared held in treasury (2013: 7,291,522), during the year 755,651 shares were transferred to share scheme participants (2013: 1,104,557) leaving a balance held in treasury as at 31 December 2014 of 5,431,314 (2013: 6,186,095). £57m (2013: £62m) has been deducted from equity in respect of these shares. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. The translation reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations, as well as from the translation of liabilities and the cumulative net change in the fair value of instruments that hedge the company’s net investment in foreign subsidiaries, that have arisen since 1 January 2004, being the date of transition to adopted IFRS. Share-based payments Offers are made periodically in certain countries under the UK and International Savings-related Share Option Schemes which are open to all employees in those countries who meet minimum service criteria. Grants of share options are made to participating employees that entitle them to buy shares in the company normally after three years at up to 20% discount to the market price of the shares at the time of offer. In the US, to conform with the relevant tax rules, options are granted at a maximum discount of 15% to the share price at the time of grant and are normally exercisable after two years. Under the Performance Share Plan, annual awards are made to directors and selected senior employees of restricted shares that are subject to both market and non-market based conditions calculated over a three-year period. Detailed terms of this plan are included in the Directors’ remuneration report on pages 61 to 74. Under the Restricted Share Plan, awards are made to selected employees as restricted shares which vest in full after three years provided the employee has remained in continuous employment. Prior to the acquisition, Foster Wheeler’s Compensation and Executive Development Committee administered the Foster Wheeler AG Omnibus Incentive Plan for Foster Wheeler’s employees, non-employee directors and third-party service providers. Under the terms of the Implementation Agreement, equivalent awards of AMEC shares were granted by AMEC in replacement of Foster Wheeler awards and the terms of those replacement awards will be equivalent in all material respects to the terms of the Foster Wheeler Omnibus Plan. All employees of Foster Wheeler and its subsidiaries and/or affiliates, its non-employee directors, and certain of its third-party service providers were eligible to participate in the Foster Wheeler Omnibus Plan. As at the date of acquisition, only Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs were outstanding under the Foster Wheeler Omnibus Plan. The share-based payment arrangements operated by the Group are equity settled and, other than in defined good leaver circumstances, require participants to be still in employment with the Group at the time of vesting. Notes to the consolidated accounts continued

145 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 22 Share capital and reserves continued Share-based payments continued The number and weighted average exercise price of share options under the Savings-related Share Option Scheme are as follows: Weighted average exercise price 2014 pence Number of options 2014 Weighted average exercise price 2013 pence Number of options 2013 Outstanding on 1 January 794 6,691,883 751 6,954,967 Lapsed/cancelled 822 (777,995) 789 (901,776) Exercised 777 (765,267) 644 (1,127,999) Granted 874 2,563,374 866 1,766,691 Outstanding on 31 December 819 7,711,995 794 6,691,883 Exercisable on 31 December 902 200,948 760 283,867 Options were exercised on a regular basis during the year and the average share price for the year was 1,102 pence (2013: 1,070 pence). Options outstanding on 31 December 2014 have weighted average remaining contractual lives as follows: Weighted average remaining contractual life 2014 years Number of options 2014 Weighted average remaining contractual life 2013 years Number of options 2013 600.00 pence to 699.99 pence – 2,391,513 0.4 2,711,612 700.00 pence to 799.99 pence – – – 683,313 800.00 pence to 899.99 pence 1.1 3,807,935 0.7 1,488,608 Over 900.00 pence 0.2 1,512,547 0.4 1,808,350 7,711,995 6,691,883 The numbers of shares held under the Performance Share Plan and Restricted Share Plan are as follows: Number of shares 2014 Number of shares 2013 As at 1 January 4,194,248 3,923,198 Lapsed (1,110,559) (766,743) Vested (250,328) (591,863) Granted 3,883,876 1,629,656 As at 31 December 6,717,237 4,194,248

146 Amec Foster Wheeler Annual report and accounts 2014 22 Share capital and reserves continued Share-based payments continued The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or preceding years, the pricing models used and inputs (on a weighted average basis where appropriate) into those models are as follows: Savings-related Share Option Scheme (Black-Scholes model) Performance Share Plan (Monte Carlo model) Restricted Share Plan (Monte Carlo model) Foster Wheeler Omnibus plan 2014 2013 2012 2014 2013 2012 2014 2013 2012 2014 Weighted average fair value at measurement date 198p 217p 239p 1,006p 948p 1,053p 949p 960p 990p 1,027p Weighted average share price at measurement date 1,014p 1,061p 1,103p 1,105p 1,060p 1,139p 1,082p 1,070p 1,106p 1,081p Exercise price 874p 866p 927p n/a n/a n/a n/a n/a n/a n/a Expected share price volatility 27% 27% 28% 26% 28% 29% n/a n/a n/a n/a Option life 3.3 years 3.3 years 3.3 years 3.1 years 2.8 years 3.0 years 2.7 years 2.7 years 2.7 years n/a Expected dividend yield 3.5% 4.0% 3.3% n/a n/a n/a 3.5% 3.0% 3.0% 3.5% Risk-free interest rate 1.0% 1.0% 1.0% n/a n/a n/a n/a n/a n/a n/a Comparator share price volatility n/a n/a n/a 32% 33% 35% n/a n/a n/a n/a Correlation between two companies in comparator group n/a n/a n/a 50% 50% 50% n/a n/a n/a n/a The expected share price volatility is based on the historical volatility of the company’s share price. The performance conditions attaching to the Performance Share Plan involve a comparison of the total shareholder return of the company with that of its comparators and achievement of targeted earnings per share growth. The former is a market based test and as such is incorporated into the grant date fair value of the award. There are no performance conditions attached to the Restricted Share Plan. Prior to the acquisition, Foster Wheeler had issued shares awards to employees, non-employee directors and certain third parties under the Foster Wheeler AG Omnibus Incentive Plan. Under the terms of the Implementation Agreement, equivalent awards of Amec Foster Wheeler shares were granted in replacement of these Foster Wheeler awards. On acquisition awards of 2,400,766 Amec Foster Wheeler shares were granted. There are no performance conditions attached to these awards. Dividends The directors are proposing a final dividend in respect of the financial year ended 31 December 2014 of 28.5 pence per share, which will absorb an estimated £107m of equity. Subject to approval, it will be paid on 2 July 2015 to shareholders on the register of members on 29 May 2015. This dividend has not been provided for and there are no income tax consequences for the company. This final dividend together with the interim dividend of 14.8 pence (2013: 13.5 pence; 2012: 11.7 pence) per share results in a total dividend for the year of 43.3 pence per share (2013: 42.0 pence; 2012: 36.5 pence). 2014 £m 2013 £m 2012 £m Dividends charged to reserves and paid Interim dividend in respect of 2013 of 13.5 pence (2013: interim dividend in respect of 2012 of 11.7 pence; 2012: interim dividend in respect of 2011 of 10.2 pence) per share 40 36 34 Final dividend in respect of 2013 of 28.5 pence (2013: final dividend in respect of 2012 of 24.8 pence; 2012: final dividend in respect of 2012 of 20.3 pence) per share 84 72 64 124 108 98 The amount waived by trustees of the Performance Share Plan in respect of the interim and final dividends was £1m (2013: £1m; 2012: £1m). Notes to the consolidated accounts continued

147 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 23 Analysis of net (debt)/cash As at 1 January 2014 £m Acquisition £m Cash flow £m Exchange and other non-cash movements £m As at 31 December 2014 £m Cash at bank and in hand 153 239 (9) (6) 377 Bank deposits (less than three months) 79 29 10 – 118 Cash and cash equivalents (excluding bank overdrafts) 232 268 1 (6) 495 Bank overdrafts (9) – 9 – – Cash and cash equivalents 223 268 10 (6) 495 Bank deposits (more than three months) 18 – 3 – 21 Bank loans (120) (39) (1,102) (6) (1,267) Fees capitalised against bank facilities – – 13 (4) 9 Finance leases – (32) 4 (33) (61) Net (debt)/cash as at the end of the year 121 197 (1,072) (49) (803) As at 1 January 2013 £m Cash flow £m Exchange and other non-cash movements £m As at 31 December 2013 £m Cash at bank and in hand 169 5 (21) 153 Bank deposits (less than three months) 89 (11) 1 79 Cash and cash equivalents (excluding bank overdrafts) 258 (6) (20) 232 Bank overdrafts (26) 17 – (9) Cash and cash equivalents 232 11 (20) 223 Bank deposits (more than three months) 17 1 – 18 Bank loans (150) 30 – (120) Net cash as at the end of the year 99 42 (20) 121 The fair value of bank loans is £1,268m (2013: £120m) compared to a carrying value of £1,267m (2013: £120m). The fair value of finance leases is £66m (2013: £nil) compared to a carrying value of £61m (2013: £nil). Cash and cash equivalents as at 31 December 2014 includes £60m (2013: £25m) that is held in countries from which prior approval is required to transfer funds abroad. There are restrictions on the use of £7m (2013: £7m) of cash held on behalf of joint venture arrangements and £28m (2013: £nil) held on behalf of customers and collateral against bank guarantees. In addition, there are restrictions on the use of a further £16m (2013: £16m) of cash and cash equivalents in respect of commitments of the Group’s captive insurance subsidiary to certain insurers.

148 Amec Foster Wheeler Annual report and accounts 2014 24 Acquisitions and disposals Acquisitions in 2014 Foster Wheeler Background On 6 October 2014, the Group launched a public tender offer to acquire the entire issued share capital of Foster Wheeler AG, the ultimate parent company of Foster Wheeler. Pursuant to the tender offer, which closed on 13 November 2014 (the acquisition date), the Group acquired 95.3% of the issued share capital of Foster Wheeler AG. Foster Wheeler is a leading international engineering, construction and project management contractor and power equipment supplier with approximately 12,000 employees in more than 30 countries. Management believes that the combination of Foster Wheeler with the Group’s existing operations will complement the Group’s growth strategy and low-risk, cash-generative business model and will position the Group to take advantage of, and create, new growth opportunities. Specifically, management expects that the addition of Foster Wheeler will enable the Group to expand its operations in the mid and downstream oil and gas markets, to increase its presence in growth regions such as the Middle East and Latin America, and benefit from Foster Wheeler’s strong profitable power equipment business. Under the terms of the tender offer, Foster Wheeler shareholders were offered US$16 in cash and 0.8998 ordinary shares or ADSs in the Company for each share in Foster Wheeler AG held. Foster Wheeler shareholders were able to elect to receive either US$32 in cash or 1.7796 ordinary shares or ADSs in the Company for each share in Foster Wheeler AG held, subject to limitations on the total amount of the consideration permitted to be settled in cash or in the Company’s ordinary shares or ADSs. On completion of the offer, US$1,540m was paid in cash and 29 million ordinary shares and 56 million ADSs were issued. Cash consideration was financed by a combination of the Group’s existing cash resources and by drawing on new debt financing facilities. Whilst the tender offer did not extend to employee-held options and awards over shares in Foster Wheeler AG, separate arrangements were made whereby certain of these options and awards were replaced by options and awards over ordinary shares or ADSs in the Company. Purchase price allocation Consideration payable for the interests in Foster Wheeler acquired by the Group amounted to £1,915m (measured at fair value at the acquisition date), of which £979m was settled in cash, £919m was settled by the issue of ordinary shares and ADSs and £17m was settled by the grant of replacement share options and awards. Due to the relatively short period of time that has elapsed since the acquisition date, management has not yet finalised its assessment of the fair values at the acquisition date of certain of Foster Wheeler’s property, plant and equipment, equity-accounted investments, and property-related, legal and environmental obligations. Management expects to substantially complete the fair value assessment during the first half of 2015. As at 31 December 2014, provisional goodwill of £1,583m was recognised on the acquisition of Foster Wheeler. Management considers that the goodwill is attributable to the future strategic growth opportunities arising from the acquisition, Foster Wheeler’s highly skilled, customer-oriented and collaborative assembled workforce, the significant cost synergies that are expected to result from the integration of Foster Wheeler with the Group’s existing operations, and the potential for tax synergies. None of the goodwill is expected to be deductible for tax purposes. Acquisition-related costs relating to the acquisition of Foster Wheeler totalling £37m were recognised within administrative expenses during 2014. Costs of issuing the Company’s ordinary shares and ADSs in relation to the acquisition amounting to £877m were set against the Company’s share premium account. On 19 January 2015, the Group acquired the 4.7% non-controlling interest in Foster Wheeler by way of a ‘squeeze-out’ merger under Swiss law for consideration of £85m, of which £51m was paid in cash and £34m was settled by the issue of 5 million of the Company’s ADSs. Non-controlling interests in Foster Wheeler were measured at their proportionate share of Foster Wheeler’s identifiable assets and liabilities at the acquisition date. Subsequent to its acquisition, Foster Wheeler contributed £274m to the Group’s revenue and £1m to the Group’s trading profit. After amortisation of the acquired intangibles, exceptional items and asbestos related items, Foster Wheeler generated a loss of £44m in the period from acquisition to 31 December 2014. Notes to the consolidated accounts continued

149 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 24 Acquisitions and disposals continued Acquisitions in 2014 continued Summary of financial effect Purchase consideration was provisionally allocated as follows: £m Assets acquired Property, plant and equipment 117 Identifiable intangible assets 738 Interests in joint ventures 73 Current tax asset 11 Deferred tax assets 27 Inventories 11 Trade and other receivables 771 - Gross contractual amounts receivable 801 - Allowance for doubtful debts (30) Derivative financial instruments (12) Cash and cash equivalents 265 Liabilities assumed Bank loans (39) Finance lease obligations (32) Trade and other payables (772) Current tax liability (53) Net retirement benefit liabilities (72) Deferred tax liabilities (138) Provisions (533) Net identifiable assets acquired 362 Non-controlling interests (30) Goodwill 1,583 1,915 Consideration Share based payments 17 Cash paid on completion 979 Shares issued including share premium 919 1,915 Management estimates that if Foster Wheeler had been acquired on 1 January 2014, the Group’s revenue for the year would have been £1,814m higher than reported at £5,807m. Management is, however, unable to estimate reliably what the Group’s profit or loss for the year would have been on this basis, principally because it is not practicable to retrospectively apply the significant purchase accounting adjustments that were made to the carrying amounts of the assets and liabilities of Foster Wheeler at its acquisition date and the tax effects of those adjustments. Scopus On 15 December 2014, the Group acquired the entire issued share capital of Scopus Group (Holdings) Limited (Scopus) for £68m with £67m paid on completion and £1m deferred for one year. Headquartered in Aberdeen, UK, with bases in international oil and gas hubs, Scopus has around 200 employees who provide specialist engineering services to the global oil and gas, petrochemical and nuclear industries. Due to the relative short period of time that has elapsed since the acquisition date, management has not yet finalised its assessment of the fair values at the acquisition date of 15 December 2014. Management expects to complete the fair value assessment during the first half of 2015. As at 31 December 2014, provisional goodwill of £34m was recognised on the acquisition which management considers is principally attributable to its skilled workforce which did not meet the criteria for recognition as an intangible asset at the date of acquisition. This specialist expertise will complement Amec Foster Wheeler’s existing project delivery capability across the lifecycle of a project.

150 Amec Foster Wheeler Annual report and accounts 2014 24 Acquisitions and disposals continued Acquisitions in 2014 continued Summary of financial effect Purchase consideration was provisionally allocated as follows: £m Identifiable intangible assets 31 Property, plant and equipment 1 Trade and other receivables 7 Cash and cash equivalents 3 Trade and other payables (2) Deferred tax liability (6) Net identifiable assets and liabilities 34 Goodwill on acquisition 34 68 Consideration Cash – paid on completion 67 – deferred 1 68 Scopus did not make a material contribution to the Group’s results for the year and would not have done so even if it had been acquired on 1 January 2014. Acquisitions in 2013 Automated Engineering Services Corp. On 15 November 2013, the Group acquired all of the shares in Automated Engineering Services Corp. (AES) for up to US$35m, of which US$29m (£18m) was paid on completion and up to $6m (£4m) will be paid after three years dependent on the achievement of certain performance targets. AES is a professional design engineering nuclear services firm based in Naperville, Illinois, US. It provides plant design/ modification engineering, engineering analysis, safety, licensing and regulatory services, and engineering programme support to existing nuclear utilities, primarily in the US. We acquired AES to build on the Group’s position in the nuclear industry in the US, allowing us to better serve our clients and providing a strong platform from which to achieve further growth in nuclear services. Goodwill of £12m was recognised on the acquisition of AES. Purchase consideration was allocated as follows: £m Intangible assets 6 Trade and other receivables 6 Trade and other payables (2) Net identifiable assets and liabilities 10 Goodwill 12 Consideration 22 Notes to the consolidated accounts continued

151 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 24 Acquisitions and disposals continued Acquisitions in 2012 Unidel On 30 May 2012, the Group acquired all of the shares in Unidel Group Pty Limited (Unidel) for £16m in cash. Unidel operates in Australia’s energy, resources and infrastructure sectors and provides a range of environmental and infrastructure services. Unidel has experience of projects involving gas field exploration, development, production and transmission, coal seam methane and water pipelines. We acquired Unidel to build to expand the Group’s capabilities to allow us to better serve customers in the oil & gas, mining, and clean energy markets in one of the key growth regions. Goodwill of £5m was recognised on the acquisition of Unidel. Energy, Safety and Risk Consultants On 29 June 2012, the Group acquired all of the shares in Energy, Safety and Risk Consultants (UK) Limited (ESRC) for £137m in cash. ESRC was Serco Group plc’s nuclear technical services business. It is based at a number of sites in the UK and provides consultancy and project solutions for customers including the UK Ministry of Defence, EDF, Magnox and the Nuclear Decommissioning Authority. We acquired ESRC to build the Group’s footprint and capabilities in the clean energy market. ESRC’s team of highly skilled professionals will complement the Group’s existing expertise in nuclear support activities. Goodwill of £75m was recognised on the acquisition which was attributed to the value of ESRC’s assembled workforce and the significant growth opportunities for the combined business. Other acquisitions During 2012, other acquisitions were made for total consideration of £8m, of which £6m was paid on completion and the balance of £2m will be paid dependent on the achievement of earnings targets. Goodwill of £6m was recognised on these acquisitions. Purchase consideration was allocated as follows: ESRC £m Unidel £m Other £m Total £m Property, plant and equipment 1 – – 1 Intangible assets 74 11 6 91 Cash and cash equivalents 1 1 – 2 Trade and other receivables 13 7 2 22 Trade and other payables (7) (5) (2) (14) Deferred tax liabilities (20) (3) (2) (25) Net identifiable assets acquired 62 11 4 77 Non-controlling interests – – (2) (2) Goodwill 75 5 6 86 Consideration 137 16 8 161 Net cash outflow on acquisitions The net cash out flow on acquisitions was as follows: 2014 £m 2013 £m 2012 £m Cash consideration paid1 Current year acquisitions 1,049 18 159 Acquisitions in prior years – 2 2 1,049 20 161 Cash and cash equivalents acquired (268) – (2) Net cash outflow 781 20 159 1 The £1,049m includes £3m exchange loss for the year ended 31 December 2014. This was created due to the movement in exchange rates between the date the Group acquired Foster Wheeler AG and the date when the liability was settled, net of cash flow hedges.

152 Amec Foster Wheeler Annual report and accounts 2014 25 Commitments Operating lease commitments The total obligations under non-cancellable operating lease rentals for continuing operations are as follows: 31 December 2014 £m 31 December 2013 £m In one year or less 99 66 Between one and five years 249 157 Over five years 124 61 472 284 Amec Foster Wheeler enters into the following types of lease: short-term plant hires; leases for motor vehicles and office equipment with lease periods of two to five years; and longer-term property leases. None of the leases include any contingent rentals. Finance lease and hire purchase commitments The Group has finance leases and hire purchase contracts for various items of property and deferred payment arrangements which are similar to finance leases for software. These leases have terms of renewal, but no purchase options and escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance leases and hire purchase contracts together with the present value of the net minimum lease payments are, as follows: 2014 2013 Minimum payments £m Present value of payments £m Minimum payments £m Present value of payments £m In one year or less 12 9 – – Between one and five years 47 35 – – Over five years 20 17 – – Total minimum lease payments 79 61 – – Less amounts representing finance charges (18) – – – Present value of minimum lease payments 61 61 – – Notes to the consolidated accounts continued

153 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 26 Contingent liabilities Legal claims and actions From time to time, the Group is party to litigation involving clients and sub-contractors arising out of project contracts. Such litigation includes claims or actions by and against the Group for cancelled contracts, for additional costs incurred in excess of contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. As described in note 21, we have recognised provisions for certain known or reasonably likely legal claims or actions against the Group. We do not expect known and reasonably likely legal claims or actions for which a provision has not been established to have a material impact on the Group’s financial position, results of operations or cash flows. Guarantees and indemnities Guarantees The Group have guaranteed certain performance obligations in a refinery/electric power generation plant located in China in which we hold a non-controlling interest. Borrowings of joint ventures are generally without recourse to the Company or any of its subsidiaries. Indemnities and retained obligations We have agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. Such indemnifications relate primarily to breach of covenants, breach of representations and warranties, as well as potential exposure for retained liabilities, environmental matters and third party claims for activities conducted by the Group prior to the sale of such businesses and/or asset. As described in note 21, we have established provisions for those indemnities in respect of which we consider it probable that there will be a successful claim. We do not expect indemnities or retained obligations for which a provision has not been established to have a material impact on the Group’s financial position, results of operations or cash flows. Mount Polley The Mount Polley mine is owned and operated by Mount Polley Mining Corporation, a subsidiary of Imperial Metals Corporation, and is located near the town of Lively, British Columbia, Canada. On 4 August 2014, a tailings pond facility at the mine failed releasing large quantities of water and mine tailings into the local environment. The dam was in the process of being raised at the time of the failure. One of our subsidiaries, along with other parties, had various design and quality assurance responsibilities associated with the expansion of this facility. Our subsidiary was the engineer at the time of the breach, but did not perform the original design. An Independent Review Panel issued its report on 30 January 2015 concluding that the cause of failure was shearing along a zone containing a weak soil layer along with other contributory factors. At this time, no litigation has commenced against the Group and management’s opinion is that its employees performed in a professional manner consistent with the standard of care for a competent engineer on a project of this nature. Management has taken external legal advice and in light of this advice and, given the early stages of this matter, it is not considered probable that there will be an outflow in respect of this issue.

154 Amec Foster Wheeler Annual report and accounts 2014 27 Related party transactions During 2014 there were a number of transactions with the senior management group, joint venture entities and subsidiary companies. Transactions with the senior management group Following the acquisition of Foster Wheeler in late 2014, the senior management group now consists of Amec Foster Wheeler plc board members and the presidents of the Americas, Europe and Growth Regions geographies along with the presidents of the Foster Wheeler segments of E&C Services and Global Power Group. In 2013 the senior management group consisted of Amec Foster Wheeler plc board members and the presidents of the Americas, Europe and Growth Regions geographies. The senior management group and relatives controlled 0.64% of the voting rights of the company as at 31 December 2014. In addition to their salaries, the company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Performance Share Plan. The company also contributes to a defined benefit plan on behalf of certain executive directors. Details of their compensation are as follows: 2014 £m 2013 £m Short-term employee benefits 5 6 Pension costs – – Equity-settled share-based payments 1 3 6 9 Transactions and related balances outstanding with joint ventures The transactions and related balances outstanding with joint venture entities are as follows: Value of transactions in the year Outstanding balance as at 31 December 2014 £m 2013 £m 2014 £m 2013 £m Services received 3 – – – Services rendered 26 38 12 15 Provision of finance 9 8 16 41 In September 2012, the UK government’s Department for Business, Innovation and Skills announced a change to UK legislation with respect to the requirement for a UK company to be subject to annual audit. An additional audit exemption has been introduced, such that for a subsidiary of a parent established in a European Economic Area state, that subsidiary can be exempt from annual audit if certain conditions are met. The principal conditions are the requirement for the subsidiary’s shareholders to agree to the exemption and a guarantee to be issued to the subsidiary by the parent undertaking, guaranteeing all of the subsidiary’s outstanding liabilities at the year end, until they are satisfied in full. Notes to the consolidated accounts continued

155 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 27 Related party transactions continued Transactions and related balances outstanding with joint ventures continued The Group will be exempting the following companies from an audit in 2014 under Section 479A of the Companies Act 2006, all of which are fully consolidated in these accounts: Amec Foster Wheeler Finance Asia Limited (Registered number: 6205760). AMEC Hedge Co 1 Limited (Registered number: 07870120). AMEC Kazakhstan Holdings Limited (Registered number: 4530056). Amec Foster Wheeler Property and Overseas Investments Limited (Registered number: 1580678). AMEC USA Finance Limited (Registered number: 5299446). AMEC USA Holdings Limited (Registered number: 4041261). AMEC USA Limited (Registered number: 4044800). PI Energy & Emissions Limited (Registered number: SC209704). Sandiway Solutions (No 3) Limited (Registered number: 5318249). Sigma Financial Facilities Limited (Registered number: 3863449).

156 Amec Foster Wheeler Annual report and accounts 2014 Note 2014 £m 2013 £m Fixed assets Tangible assets 2 32 27 Investment in subsidiaries 3 4,480 2,353 4,512 2,380 Current assets Debtors: including amounts falling due after one year of £1,102m (2013: £nil) 4 1,149 40 Cash at bank and in hand 93 76 1,242 116 Current liabilities Creditors: amounts falling due within one year 5 (2,026) (154) Net current liabilities (784) (38) Total assets less current liabilities 3,728 2,342 Creditors: amounts falling due after one year 6 (1,324) (761) Net assets 2,404 1,581 Capital and reserves Called up share capital 7, 8 194 152 Share premium account 8 978 101 Capital redemption reserve 8 34 34 Profit and loss account 8 1,198 1,294 Equity shareholders’ funds 2,404 1,581 The accounts on pages 156 to 162 were approved by the board of directors on 26 March 2015 and were signed on its behalf by: Samir Brikho Ian McHoul Chief Executive Chief Financial Officer Company balance sheet As at 31 December 2014

157 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 1 Accounting policies Basis of accounting The accounts have been prepared under the historical cost convention, except that derivative financial instruments are stated at fair value, in accordance with applicable accounting standards and the Companies Act 2006. The company has not presented its own profit and loss account, as permitted by Section 408 of the Companies Act 2006. Cash flow statement The company is exempt from the requirement of FRS 1 ‘Cash Flow Statements’ to prepare a cash flow statement as its cash flows are included within the consolidated cash flow of the Group. Depreciation Depreciation is provided on all tangible assets, other than assets in the course of construction, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight line basis over its estimated useful life. The estimated lives of tangible assets as at 31 December 2014 are as follows: Plant and equipment Three to five years Software Three to seven years Depreciation is provided from the month in which the asset is available for use. Dividend income Dividend income is recognised when the right to receive payment is established. Financial instruments Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instruments. Cash, deposits and short-term investments are held at amortised cost. Derivative financial instruments are accounted for as described in note 1 to the consolidated accounts. The company is exempt from the disclosure requirements of FRS 29 ‘Financial Instruments: Disclosures’ as the financial instruments disclosures of IFRS 7 ‘Financial Instruments: Disclosures’ and IFRS 13 ‘Fair Value Measurement’ are included in the notes to the consolidated accounts. Foreign currencies Transactions in a currency other than Sterling are translated to Sterling at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the balance sheet date and exchange differences are taken to profit and loss accounts in the year. Non-monetary assets and liabilities are measured in terms of historical cost and are translated using the exchange rate at the date of the transaction. Interest Interest is recognised in profit or loss on an accruals basis using the effective interest method. Investments Investments are stated at cost less provision for permanent diminution in value. Where equity-settled share-based payments are granted to the employees of subsidiary companies, the fair value of the award is treated as a capital contribution by the company and the investment in subsidiaries are adjusted to reflect this capital contribution. Pensions The company participates in the Amec Staff and Executive defined benefit pension schemes. The assets of these schemes are held separately from those of the company. The company is unable to identify its share of the underlying assets and liabilities of the schemes on a consistent and reasonable basis and therefore, as required by FRS 17 ‘Retirement Benefits’, accounts for these schemes as if they were defined contribution schemes. As a result, the amount charged to the profit and loss account represents the contributions payable to the schemes in respect of the accounting period. Details of the defined benefit schemes can be found in note 14 of the consolidated accounts. Remuneration of auditors The detailed information concerning auditors’ remuneration is shown in note 4 of the consolidated accounts. Notes to the company balance sheet

158 Amec Foster Wheeler Annual report and accounts 2014 1 Accounting policies continued Share-based payments There are share-based payment arrangements which allow Amec Foster Wheeler employees to acquire Amec Foster Wheeler shares; these awards are granted by Amec Foster Wheeler. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as a cost is adjusted to reflect the actual number of shares that vest except where non-vesting is due to share prices not achieving the threshold for vesting. Taxation The charge for taxation is based on the results for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 ‘Deferred Tax’. 2 Tangible assets Plant and equipment £m Software £m Total £m Cost As at 1 January 2014 4 30 34 Additions – 11 11 As at 31 December 2014 4 41 45 Depreciation As at 1 January 2014 3 4 7 Provided during the year – 6 6 As at 31 December 2014 3 10 13 Net book value As at 31 December 2014 1 31 32 As at 1 January 2014 1 26 27 Notes to the company balance sheet continued

159 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 3 Investments (held as fixed assets) Shares in subsidiaries £m Amounts owed by subsidiaries £m Total investment in subsidiaries £m Cost As at 1 January 2014 1,525 874 2,399 Exchange and other movements – (15) (15) Additions 2,537 2 2,539 Loan repayment – (397) (397) As at 31 December 2014 4,062 464 4,526 Provisions As at 1 January and 31 December 2014 46 – 46 Net book value As at 31 December 2014 4,016 464 4,480 As at 1 January 2014 1,479 874 2,353 Principal Group companies are listed on pages 190 to 191. 4 Debtors 31 December 2014 £m 31 December 2013 £m Debtors: amounts falling due within one year Amounts owed by subsidiaries 5 2 Derivative financial instruments 13 5 Corporation tax 24 27 Prepayments and accrued income 5 5 Other debtors – 1 47 40 Debtors: amounts falling due after one year Derivative financial instruments 2 – Amounts owed by subsidiaries 1,100 – 1,149 40 The deferred tax balance is analysed as follows: 31 December 2014 £m 31 December 2013 £m Difference between accumulated depreciation and capital allowances (1) 1 Share-based schemes 1 (1) – – In his budget speeches on 21 March 2012 and 20 March 2013 the UK Chancellor of the Exchequer announced reductions in the rate of corporation tax to 23% from 1 April 2013, 21% from 1 April 2014 and 20% from 1 April 2015. As at 31 December 2014, the reduction in the rate of corporation tax to 20% had been substantively enacted.

160 Amec Foster Wheeler Annual report and accounts 2014 5 Creditors: amounts falling due within one year 31 December 2014 £m 31 December 2013 £m Bank overdrafts 8 1 Bank and other loans 693 120 Trade creditors 37 2 Derivative financial instruments 12 5 Other taxation and social security costs – 14 Other creditors – 4 Accruals – 8 Amounts owed to subsidiaries 1,276 – 2,026 154 The company has committed banking facilities of £1,826m (2013: £477m). This consists of a £377m multi-currency revolving facility that was taken out on 18 July 2012. The facility is committed for five years and is available for general corporate purposes. In addition on 13 February 2014 the company entered into acquisition facilities totalling $2,260m (£1,449m). This comprises of the following: X $250m (£160m) bridge to cash facility maturing August 2015; X $830m (£532m) bridge facility which matured February 2015 with two further six month extensions at the company’s option; X $830m (£532m) term loan maturing in equal instalments in 2017, 2018 and 2019; and X $350m ($225m) revolving credit facility maturing May 2016. It is the intention of the Company to refinance the $830m (£532m) bridge facility in the capital markets during 2015. Previously the company had a £100m Sterling term loan for a period of 12 months. This was settled in full during the year. As at 31 December 2014, £1,230m (2013: £120m) of the loans and facilities were utilised by way of debt and £159m (2013: nil) was utilised by way of Letter of Credit. 6 Creditors: amounts falling due after one year 31 December 2014 £m 31 December 2013 £m Amounts owed to subsidiaries 794 761 Bank and other loans 528 – Derivative financial instruments 2 – 1,324 761 Notes to the company balance sheet continued

161 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information 7 Share capital The share capital of the company comprises ordinary shares of 50 pence each. All the ordinary shares rank pari passu in all respects. To the company’s knowledge and belief, there are no restrictions on the transfer of shares in the company or on voting rights between holders of shares. 31 December 2014 £m 31 December 2013 £m Allotted, called up and fully paid ordinary shares of 50 pence each 194 152 The movement in issued share capital during the year was as follows: Number £m As at 1 January 2014 303,822,854 152 Shares issued 85,052,989 42 As at 31 December 2014 388,875,843 194 Share-based payment Details of share-based payment schemes operated by the company are provided in note 22 to the consolidated accounts. 8 Reserves Share capital £m Share premium account £m Capital redemption reserve £m Profit and loss account £m Total £m As at 1 January 2014 152 101 34 1,294 1,581 Loss for the year – – – (3) (3) Dividends – – – (124) (124) Equity-settled share-based payments – – – 25 25 Utilisation of treasury shares – – – 6 6 Shares issued 42 877 – – 919 As at 31 December 2014 194 978 34 1,198 2,404 Details of dividends approved by the company and paid during the year are disclosed in note 22 to the consolidated accounts. During 2012 Amec Foster Wheeler plc generated a significant profit from an internal restructuring. This becomes distributable as qualifying consideration is passed to Amec Foster Wheeler plc. As at 31 December 2014, £746m of reserves are considered to be distributable. The company’s profit for the year in 2013 was £148m.

162 Amec Foster Wheeler Annual report and accounts 2014 9 Contingent liabilities Guarantees and indemnities Guarantees given by the company in respect of borrowings of subsidiaries amounted to £nil as at 31 December 2014 (2013: £nil). In addition, the company is party to cross-guarantee arrangements relating to overdrafts for certain Group companies. The maximum gross exposure as at 31 December 2014 was £94m (2013: £20m). The company will guarantee the debts and liabilities of the following UK subsidiaries in accordance with Section 479C of the Companies Act 2006: Amec Foster Wheeler Finance Asia Limited (Registered number: 6205760). AMEC Hedge Co 1 Limited (Registered number: 07870120). AMEC Kazakhstan Holdings Limited (Registered number: 4530056). Amec Foster Wheeler Property and Overseas Investments Limited (Registered number: 1580678). AMEC USA Finance Limited (Registered number: 5299446). AMEC USA Holdings Limited (Registered number: 4041261). AMEC USA Limited (Registered number: 4044800). PI Energy & Emissions Limited (Registered number: SC209704). Sandiway Solutions (No 3) Limited (Registered number: 5318249). Sigma Financial Facilities Limited (Registered number: 3863449). The company has assessed the probability of loss under these guarantees as remote. 10 Related party transactions During the year the only related party transactions for which disclosure is required under FRS 8 ‘Related Party Disclosures’ were with the senior management group. As allowed by FRS 8 transactions with wholly owned subsidiary undertakings are not disclosed. Transactions with the senior management group The senior management group of the company consists of Amec Foster Wheeler plc board members. The senior management group of the company and their immediate relatives controlled 0.60% of the voting rights of the company as at 31 December 2014. In addition to their salaries, the company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Performance Share Plan. The company also contributes to a defined benefit plan on behalf of certain executive directors. Details of their compensation are as follows: 2014 £m 2013 £m Short-term employee benefits 3 4 Pension costs – – Equity-settled share-based payments 1 3 4 7 Notes to the company balance sheet continued

163 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Details of incorporation Amec Foster Wheeler plc (formerly AMEC plc) is a public limited company that is incorporated in England and Wales with the registered number 01675285. AMEC plc changed its name to Amec Foster Wheeler plc on 13 November 2014 when it took control of Foster Wheeler AG. The Company’s registered office is situated at Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, UK. The Company operates under English law. The Company’s agent in the US is CT Corporation, whose contact address is 111 Eighth Avenue, New York, New York 10011, US. Origins AMEC plc was formed in 1982, when Fairclough Construction merged with William Press Group. The Matthew Hall Group of Companies was acquired in 1988. As a business, we can trace our history back over 150 years to the origins of these predecessor companies. Subsequent transformation In recent years, the Group’s activities have been transformed by exiting from civil construction and becoming a consultancy, engineering and project management business. We have achieved this transformation through a combination of organic growth, acquisitions and divestment of non-core activities. X In 2000, we acquired AGRA Inc., a North American environmental, engineering and construction services company, and Ogden Environmental and Energy Services Co. Inc., a US environmental consulting company. X In 2005, we acquired Paragon Engineering Services, Inc., a Houston-based oil and gas engineering services company, and NNC Holdings Limited, a UK nuclear consultancy and engineering business. X In 2007, we sold our UK-based civil construction businesses. X In 2008, we acquired Geomatrix Consultants, Inc., a Californiabased technical consulting and engineering firm; Rider Hunt International Limited, a project services company to the oil, gas, chemical, energy and process industries; and Bower Damberger Rolseth Engineering Limited. X In 2008, we sold our wind developments business. X In 2009, we acquired GRD Limited, an engineering and project delivery company based in Perth, Australia, specialising in the design, procurement and construction of mineral projects. X In 2010, we acquired Entec Holdings Limited, a UK-based environmental and engineering consultancy company. X In 2011, we acquired MACTEC Inc., a US engineering and environmental services company; and QED International Limited, or qedi, an oil and gas completions and commissioning services company. X In 2012, we acquired Energy, Safety and Risk Consultants (UK) Limited, or ESRC, a UK-based nuclear technical services business, Unidel Group Pty Limited, or Unidel, a consulting, engineering and technical services company serving Australia’s energy, resources and infrastructure sectors, and a 50% stake in Kromav Engenharia Ltda, or KROMAV, a participant in the Brazilian oil and gas market. History and development X In 2013, we acquired Automated Engineering Services Corp., a US design engineering nuclear services firm which provides support to existing nuclear utilities. Between 1997 and 2006, we bought and sold interests in SPIE, which provided electrical engineering, communications services and specialist activities in the energy and rail industries, predominantly in France. Developments during 2014 Acquisition of Foster Wheeler In November 2014, the Company acquired control of Foster Wheeler AG, a leading international engineering, construction and project management contractor and power equipment supplier, by way of a public tender offer. Foster Wheeler AG was a Swiss-registered company that was listed on NASDAQ in the US. At 31 December 2014, the Company owned, through a wholly-owned subsidiary, 95.3% of the issued share capital of Foster Wheeler AG. Details of the acquisition are set out in note 24 to the consolidated financial statements. During January 2015, the Company acquired the remaining shares in Foster Wheeler AG by way of a so-called ‘squeezeout merger’ conducted under Swiss law and Foster Wheeler AG merged with and into one of the Company’s wholly-owned subsidiaries. At the time of the acquisition, Foster Wheeler had around 12,000 employees and operated in over 30 countries. Foster Wheeler operates through two business groups: X E&C Services, which designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the minerals and metals sector, and is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels; and X Global Power Group, which designs, manufactures and installs steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide and also provides a wide range of aftermarket services. Acquisition of Scopus In December 2014, the Company acquired Scopus Group (Holdings) Limited (Scopus). Headquartered in Aberdeen, UK, with bases in international oil and gas hubs, Scopus has around 200 employees who provide specialist engineering services to the global oil and gas, petrochemical and nuclear industries. Details of the acquisition are set out in note 24 to the consolidated financial statements.

164 Amec Foster Wheeler Annual report and accounts 2014 We describe below those risks and uncertainties that we consider to be significant because their outcome may have a material adverse effect on the Group’s business, financial condition, results of operations or cash flows. We have not listed these risks and uncertainties in any particular order of priority. Other risks and uncertainties that are currently unknown to us, or that are known but not considered by us to be significant, could also have such material adverse effects. Adverse global economic conditions or other macro-economic developments in the geographic regions and markets in which we operate. We expect to derive the majority of our revenue from the Oil & Gas market. Combining Foster Wheeler’s mid- and downstream capabilities with our existing upstream capabilities has resulted in greater exposure across the Oil & Gas value chain. Many Oil & Gas companies are reducing their capital expenditure in response to market and investor pressure. In our other markets, such as Clean Energy, spending by customers will depend on cost developments for new technologies, support for government initiatives and the availability of funding for projects; whilst demand for raw materials from China may have a significant impact on Mining projects. We have experienced increased competition for new contracts and some customers have requested different, less favourable contract terms due to these conditions. We expect to derive the majority of our revenue from Europe, the US and Canada and will be exposed to the impact of global and local economic conditions affecting these regions. We may, therefore, be adversely affected if conditions in these regions deteriorate. Adverse or volatile economic conditions may impact liquidity and the availability of credit, as well as the demands of investors for greater returns in these markets, which may in turn influence customer spending on capital investment and/or asset maintenance and may result in delays or cancellation of projects. If we are unable to successfully anticipate changing economic and political conditions affecting the jurisdictions and markets in which we operate, we may be unable to effectively plan for or respond to those changes. Risks associated with operating in emerging markets. We conduct a portion of our operations in emerging markets. Going forward, we expect that our operations will be more heavily focused in the Middle East, as well as in other emerging markets, such as Latin America and parts of Asia. Our operations in these markets are exposed to risks that may not be encountered in countries with more well-established economic and political systems, which include, to a greater or lesser extent, changes in international governmental regulations, trade restrictions and laws, tariffs and other barriers, the potential for nationalisation of enterprises or government policies favouring local production, renegotiation or nullification of existing agreements, fluctuations in interest rates and currency exchange rates, the introduction of exchange controls and other restrictions by foreign governments, timeliness of client payments, differing protections for intellectual property and enforcement thereof and divergent environmental laws and regulations. Risk factors Continuing political and social unrest in the Middle East may have a negative impact on existing and future opportunities in the region. Changes in commodity prices may impact demand for our services. Commodity prices are volatile and are influenced by a number of external factors, including the supply of and demand for commodities, speculative activities by market participants, global political and economic conditions, the levels of production in major commodity-producing countries and the costs of exploring for, developing, producing and delivering the commodities. Fluctuations in commodity prices may impact customer spending on capital investment and asset maintenance and may result in delays or cancellation of projects. A sustained reduction in oil prices may adversely impact investment in both oil and gas production by driving international oil companies to focus on ways in which they can be more capital efficient. Such companies may choose to reduce overall levels of upstream capital expenditure and look at options to improve the efficiency of operating expenditure. Fluctuations in the price of metals and minerals, such as gold and copper, have also impacted mining customer spending. Such declines in the levels of customer spending as a result of a reduction in commodity prices could negatively impact our operations. Any delay, deferral or size reduction in our customers’ projects may restrict the opportunities available to us for organic growth and the achievement of our targets. Expected cost, revenue and tax synergies in relation to the acquisition of Foster Wheeler may not be achieved or may be materially lower than has been estimated. We expect that the acquisition of Foster Wheeler will produce significant cost and revenue synergies. We estimate that the acquisition will create cost synergies of at least US$125m per year, principally from overhead reduction and the removal of other administrative cost duplication, with the full benefit of the cost synergies estimated to be realised by the third year after completion of the acquisition. We also believe that the acquisition will result in a number of operational benefits, such as greater scale in Latin America, the Middle East and Asia and cross-selling opportunities to a combined customer base. If we are not able to successfully complete the integration process in an efficient and effective manner, the anticipated synergies may not be realised fully, or at all, or may take longer to realise than expected. Furthermore, any expected revenue synergies may not materialise, or may be offset by competing commercial considerations arising out of the acquisition: for example, our existing business and Foster Wheeler may act for competing private sector customers which, for confidentiality reasons, may not wish to award work to businesses that also provide services to their competitors.

165 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Integration of Foster Wheeler involves numerous challenges that may be more time-consuming and costly than expected. Our future success may, in part, depend upon our ability to integrate Foster Wheeler without disruption to our existing businesses. The integration process is complex and will require the co-ordinated efforts of our management teams and employees. Integration may take longer than expected, may prove more difficult than currently anticipated or unanticipated difficulties may arise, thereby posing a risk to our profitability. A significant amount of management’s time will be required to achieve the integration of the businesses, and this may distract the management team from running our ongoing businesses. In addition, it is possible that certain key personnel may leave during the integration period and the management team may be required to spend additional time and money hiring suitable replacements. We currently estimate that we will incur approximately US$75m to US$90m in costs over the first two years following completion of the acquisition in order to achieve the expected cost synergies. However, the costs of achieving the expected synergies may be higher than we anticipate or there may be significant additional unanticipated costs that we may not be able to recover. Adverse changes in macro-economic, market and other conditions could result in the impairment of goodwill and other intangible assets. Goodwill is tested for impairment annually, or more often if an event or circumstance indicates that it may be impaired. Other intangible assets are tested for impairment whenever there is an indication of impairment. An impairment test is an assessment of whether the carrying amount of an asset can be supported by the net present value of the future cash flows that are expected to be derived from it, either by use in the business or from sale. An impairment test requires management to make certain critical assumptions including future sales volumes, profit margins and long-term growth rates and to determine an appropriate discount rate to apply to the estimated cash flows. Other factors that may affect revenue and profitability (for example, intensifying competition, pricing pressures, regulatory changes and other industry developments) are also considered. Discount rates are based on current yields on government bonds, the level of which may change substantially from period to period and which may be affected by political and economic developments which are beyond our control. An impairment loss may be recognised in the future if there is an adverse change in the assumptions underlying the estimated future cash flows or in the discount rates applied to those cash flows. Whilst an impairment loss does not in itself affect cash flows, it may be an indication that future cash flows will decline. Moreover, no assurance can be given that any future impairment loss would not affect the Company’s distributable reserves and, therefore, our ability to pay dividends to our shareholders. Failure to meet customer expectations on project delivery could result in damage to our reputation and/or loss of repeat business and potentially lead to litigation. Many of the contracts which we enter into with our customers are long term and may contain liquidated damages clauses relating to on-time delivery and/or liquidated damages relating to performance and/or liability in respect of unliquidated damages. A number of factors including failure to follow best practice guidelines could mean that projects are not delivered to time, cost, quality or appropriate health, safety and environmental standards and therefore do not meet customer expectations or the expectations of the relevant third party. Any failure to deliver in accordance with customer expectations could subject us to damages and/or reduce our margins on these contracts. Failure to meet customer expectations may also result in disputes or litigation, cancelled contracts, additional costs incurred in excess of current contract provisions, or back-charges for alleged breaches of warranty and other contract commitments. Damage to reputation or loss of repeat business as a result of our failure to meet our customers’ expectations could negatively impact our ability to win new contracts in the future. Long-term contracts may be subject to early termination, variation or non-renewal provisions. We enter into long-term contracts with customers, which are performed over a period that may exceed two years. Such contracts may be terminated earlier than expected, either within the relevant notice periods or upon default or non-performance by ourselves which may result in additional costs if adequate compensation is not received. Projects included in our order book may be delayed or cancelled. Changes in project scope or schedule create uncertainty as to the portion of orders that can be performed or the amount of revenue that will be recognised in any given year. Customers may also not be able to secure the necessary financing and approvals for their projects, which could result in a delay or cancellation of the proposed project. Even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed. Furthermore, fluctuations in currency exchange rates may affect the value of the order book. As a result of these uncertainties, the order book may not be a reliable indicator of our future revenue or profitability.

166 Amec Foster Wheeler Annual report and accounts 2014 Risk factors continued Lump-sum contracts are more subject to unanticipated modifications, technical problems and delays. Prior to the acquisition of Foster Wheeler, we usually entered into reimbursable contracts, but in limited circumstances, where the customer and project are well known to us, such as with work for the US federal government or in the Clean Energy business in the Americas or on occasion in other AMEC businesses, we have entered into lump-sum contracts in which we contracted based upon specifications and other design information provided by the customer. Comparatively, Foster Wheeler historically entered into a higher percentage of lump-sum contracts, including lump-sum turnkey contracts and other fixed-price contracts, mostly within its Global Power Group. Lump-sum contracts carry different risks than reimbursable contracts because the selling price of the project is agreed based on estimates at the time the contractor enters into the contract and the contractor assumes a greater proportion of the risks associated with completing the project. In particular, in the EPC contracts in which we engage, the contractor often assumes the risk of variations from original contract projections due to engineering design changes or project modifications that the contractor has to make after submitting its tender. There may also be unanticipated technical problems with the equipment being supplied or developed by the contractor, changes in the costs of components, materials or labour, difficulties in obtaining required governmental permits or approvals, changes in labour conditions and other unexpected delays or costs. We may incur a loss on contracts that are subject to these amendments if we are unable to obtain a variation of the contract, or are not sufficiently reimbursed for the costs incurred as a result of these changes or modifications. We may lose key management or face difficulty in attracting and retaining appropriately skilled personnel. Our future success is dependent on our ability to attract and retain key management, qualified engineering managers and lead engineers, project managers and other highly skilled personnel. It will be particularly important for us to retain the expertise of Foster Wheeler’s management and personnel in markets and jurisdictions in which we were not involved before the acquisition of Foster Wheeler. Many of the markets in which we operate continue to experience a scarcity of resources for key positions and we face intense competition for suitably qualified and experienced personnel from other companies and organisations. While we may have appropriately qualified and experienced personnel, we may find it difficult to move them between projects and regions and this could impact our ability to meet obligations under our contracts. Senior management departures or prolonged absences, key personnel shortages and difficulties in relocating our personnel could adversely affect our ability to implement our strategy and manage our operations efficiently. Failure to comply with health, safety and environmental laws may result in losses. We are subject to numerous laws, regulations and policies concerning the protection of health, safety and the environment, such as those concerning the use and production of waste and by-products considered to be hazardous under the environmental laws and regulations of the jurisdictions in which we operate, including nuclear and other low-level radioactive materials, the remediation of environmental contamination, waste water and waste disposal or that otherwise relate to environmental protection. Failure to comply with such laws, regulations and policies and non-compliance could potentially lead to reputational damage, fines, litigation and claims for compensation, which can be substantial. Such failure may also result in the withdrawal or suspension of licences and permits or we may be forced to undertake extensive remedial clean-up action or to pay for government-ordered remedial clean-up actions, even in cases where such hazards have been caused by third parties. We may be subject to liabilities for environmental contamination as an owner or operator (or former owner or operator) of a facility, or as a generator of hazardous substances, without regard to negligence or fault. Our Clean Energy business is involved in providing services to operators and utilities in the full lifecycle of nuclear energy, from new build and reactor support to nuclear decommissioning and the management of radioactive and hazardous materials. We could, therefore, be exposed to risks associated with the nuclear industry and the impact of nuclear regulation. As part of any contract involving work or services at or in connection with nuclear facilities, we typically require an indemnity in respect of nuclear liability from our customers. Where an indemnity is not provided, international nuclear conventions, such as the Paris Convention and the Vienna Convention, protect us against liability, provided that our contracting entity is registered in a country which is a signatory of the relevant convention. In cases where our customers are not prepared to provide an indemnity of this nature and no protection is provided by international convention, we may be required to bear the cost of such liabilities in addition to any reputational damage. Changes in environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in unanticipated material costs and liabilities.

167 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information A major safety incident could lead to reputational damage and increase potential liabilities. We are involved in activities and environments that can be dangerous and that have the potential to cause serious injury to personnel or damage to property or the environment. Our projects are increasingly complex and place employees and others near large equipment, dangerous processes, highly regulated materials or in remote and challenging environments. We are responsible for the safety and security of our employees travelling on company business and while working at project sites and of third-party personnel while working at project sites under our supervision, and, accordingly, must implement safety procedures. Failure to comply with such procedures may cause us to be subject to losses and liability under client contracts or statutory regulations. Any failure in health and safety performance which results in a major or significant health and safety or environmental incident is likely to result in additional costs in terms of potential liabilities or remediation costs. Such failure could generate significant adverse publicity, resulting in employee turnover and damage to our reputation which may adversely impact our ability to win new business. Failure or security breaches of our IT systems and/or data security or failure to effectively integrate Foster Wheeler’s IT systems may result in losses. We are dependent on the efficient operation of our IT systems. Such systems may fail and/or sensitive data held by them may be lost. Information and communication systems are, by their nature, susceptible to internal and external security breaches, including computer hacker and cyber terrorist breaches, employee wilful breaches and the risk of employees succumbing to criminal scamming from external sources, and can fail or become unavailable for a significant period of time. A significant performance failure of the Group’s IT systems could lead to loss of control over critical business, project information and/or systems (such as design tools, contract costs, invoicing, payroll management and/or internal reporting), resulting in an adverse impact on the ability to operate effectively or to fulfil contractual obligations. Such failure may, in turn, lead to a loss of customers, revenue and profitability and the incurring of significant remedial costs. Our operations are especially dependent on the use of internal data and customer data. We have incurred, and will continue to incur, expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations relating to the collection, use and security of personal information data. Failure to comply with such data privacy laws and regulations may result in fines, penalties, claims and reputational damage. Additionally, if data security controls fail, there is a risk that we will unintentionally disclose protected or sensitive data, including important intellectual property, which could lead to the violation of client confidentiality agreements, reputational harm and the loss of critical data. We have developed a plan to harmonise Foster Wheeler’s IT systems with our own. As a result of the differences between our existing IT systems and Foster Wheeler’s, there can be no assurance that this harmonisation will be successful. We may experience failures in either Foster Wheeler’s IT systems or our own as we work to integrate them. Failure to comply with anti-corruption laws and regulations, economic sanction programmes or other laws and regulations may result in us becoming subject to fines or penalties and the disruption of our business activities. Many of the countries in which we operate have anti-corruption laws and regulations that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favourable government action. We are subject to these laws and regulations, including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010. Additionally, economic sanctions programmes, including those administered by the United Nations, the EU and the US Office of Foreign Asset Control, restrict our business dealings with certain sanctioned countries. Many of these regulations and sanctions programmes establish recordkeeping obligations. We are exposed to the risk of violating anti-corruption laws and sanctions regulations applicable in those countries where we, our partners or agents operate. Some of the locations in which we currently operate lack a developed legal system, have high levels of corruption and have proven to be susceptible to the occurrence of fraud. Whilst we mandate compliance with relevant policies, laws and regulations (including anti-corruption laws) and have implemented procedures and controls to monitor internal and external compliance, there can be no assurance that our policies and procedures will be followed at all times or will effectively detect and/or prevent violations of the applicable laws or other fraudulent activity by one or more of our employees, consultants, subcontractors, agents or partners. Violations of anti-corruption laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licences, as well as criminal fines and imprisonment. In addition, any major violations of policy, law or regulation (including instances of fraud) could have a significant impact on our reputation and consequently on our ability to win future business.

168 Amec Foster Wheeler Annual report and accounts 2014 Funding risks in relation to defined benefit pension schemes. We operate a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases (for those plans that are not frozen), discount rate, inflation, investment return and member longevity. We expect to continue to operate these schemes, although the most significant schemes are now closed to new entrants. Based on our current assumptions, we expect that we will be able to fund these pension schemes without seeking recourse to additional external financing. Actual outcomes could, however, differ from our assumptions. For example, a prolonged period of lower than expected asset returns and/or unexpected increases in longevity could create or worsen a funding shortfall on one or more of the schemes, in which circumstances we may agree or be required to make additional cash contributions to the schemes to eliminate the funding shortfall. If significant, such additional contributions may constrain our ability to invest in acquisitions or undertake capital expenditure, thereby adversely impacting our growth and profitability. If the actual number and/or cost to the Group of resolving asbestos-related claims is higher than expected, there may be an adverse effect on our cash flows and our results to the extent that the additional cost is not covered by insurance, or expected insurance recoveries are not, in fact, realised. Certain of the Company’s subsidiaries have been named as defendants in numerous lawsuits and out-of-court administrative claims in which the plaintiffs claim damages for alleged bodily injury or death arising from exposure to asbestos primarily in connection with asbestos placed by others on steam-generating units and auxiliary equipment assembled, installed and/or sold, by those subsidiaries. In the US, certain of Foster Wheeler’s subsidiaries have received claims alleging personal injuries due to contracting work performed by them and more rarely from exposure to asbestos-containing components installed in their steam-generating units and auxiliary equipment. We expect that these subsidiaries will be named as defendants in additional and/or similar suits and that new claims will be filed in the future. Whilst some of these claims have been and are expected to be made in the UK, the overwhelming majority have been and are expected to be made in the US. We have provided for the estimated indemnity amounts and defence costs that we expect to incur in relation to open and expected future asbestos-related claims in each year in the period to 2050. We have also recognised the estimated future recoveries under our insurance arrangements against the costs of resolving these claims. It is possible that the actual number of future claims brought against us and the cost of resolving pending and future claims could be substantially higher than expected due to a number of factors, which include: X an increase in the rate at which new claims are filed and increases in the number of new claimants; X adverse changes in the mix of diseases alleged to be suffered by the claimants; X adverse changes in the mix of claimants making allegations; X increases in indemnity payments or defence costs associated with asbestos-related claims; X decreases in the proportion of claims dismissed with zero indemnity payments; X indemnity payments being required to be made sooner than expected; X adverse fluctuations in the discount rate (e.g., the 30-year US Treasury rate) used to discount the provision for asbestosrelated claims and related insurance recoveries; X adverse changes to forecasting, estimation or valuation assumptions or methodologies (whether related to potential liabilities, claims and/or associated costs); X payment of damages in amounts greater than expected; and X adverse changes in legislative or judicial standards governing the filing, handling or resolution of asbestos-related claims. Whilst certain of these claims are covered by insurance, the settlements that we made with our insurers were sometimes for fixed monetary amounts and/or provide cover only for claims made before a specified future date. Accordingly, a future increase in the Group’s asbestos-related liabilities would not result in an equivalent increase in the amount recoverable from those insurers. It is also possible that insurance recoveries may not be realised in full and on time or at all, due to insurer insolvency or for some other reason. To the extent that any defence and/or indemnity costs incurred by us for open and expected future asbestos-related claims are not covered by insurance proceeds, we would be responsible for the payment of those costs, which would adversely affect our cash flows. Obligations and liabilities relating to divested and non-core businesses. We remain at risk to potential litigation and business claims in relation to divested and non-core businesses where we have provided customary warranties to the purchaser or have continuing obligations such as to carry out environmental remediation. Where appropriate, we have made provision for these obligations but it is possible that the actual costs incurred in settling any claims will materially exceed those provisions. Risk factors continued

169 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and we have termed them ‘key performance indicators’. We refer to these measures in the strategic report and use them in presentations to investors. In this section, we explain the relevance to us of each of these measures and show how they are calculated. Some of these measures are non-IFRS measures because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. We do not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS and it should be noted that they may not be comparable with similarly-titled measures used by other companies. Scope revenue Scope revenue represents reported revenue less flow-through procurement revenue. Flow-through procurement revenue and costs are recognised when we purchase materials, equipment or third-party services for our customers on a reimbursable basis. We do not recognise any profit on flow-through procurement costs. Scope revenue is a non-IFRS measure that we present because it represents the revenue that we have earned from providing services to our customers. We use scope revenue in the calculation of trading margin because our margins would otherwise be reduced by flow-through revenue on which we earn no profit and would fluctuate from one period to another depending on the extent of procurement activities. 2014 £m 2013 £m 2012 £m Continuing operations Revenue 3,993 3,974 4,088 Flow-through procurement revenue (73) (120) (320) Scope revenue 3,920 3,854 3,768 Profitability measures Management uses three measures of profitability that are not recognised measures under IFRS: trading profit, trading margin and adjusted profit before tax. Each of these measures is based on an IFRS measure of profit but excludes specific items whose inclusion in the IFRS measure hinders the comparison of the trading performance of our businesses from one period to another, with each other or with those of our competitors. Management has identified the following specific items that are excluded in arriving at these non-IFRS measures: exceptional items; the amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries). Exceptional items are items of income and expense that are material by their size, incidence or nature and may include, but are not restricted to: acquisitionrelated costs; restructuring costs; gains and losses on the disposal of fixed assets; and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration. Exceptional items that were recognised in continuing operations are analysed in note 5 to the consolidated financial statements. Trading profit, trading margin and adjusted profit before tax exclude items that can have a significant effect on the Group’s profit or loss and should, therefore, be used in conjunction with, and not as a substitute for, the equivalent IFRS measures. Management compensates for these limitations by separately monitoring the items that are excluded from the equivalent IFRS measures in calculating these non-IFRS measures. Trading profit Trading profit represents profit before net financing expense excluding exceptional items; the amortisation of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group’s share of the trading profit of joint ventures. Trading profit is the measure used by management to assess the trading performance of the Group’s individual businesses and is the measure of segment profit that we present under IFRS. Trading profit is a non-IFRS measure when presented on a consolidated basis. 2014 £m 2013 £m 2012 £m Continuing operations Profit before net financing expense 148 243 243 Intangibles amortisation 49 47 44 Net asbestos-related costs 8 – – Exceptional items 94 25 24 Share of trading profit of joint ventures 22 28 23 Trading profit 321 343 334 Performance measures

170 Amec Foster Wheeler Annual report and accounts 2014 Performance measures continued Trading margin Trading margin represents trading profit expressed as a percentage of scope revenue. Trading margin is a non-IFRS measure that is used by management to measure the success of our businesses in managing their cost base and improving profitability. £m unless stated otherwise 2014 2013 2012 Continuing operations Scope revenue 3,920 3,854 3,768 Trading profit 321 343 334 Trading margin 8.2% 8.9% 8.9% Adjusted profit before tax Adjusted profit before tax represents profit before tax before exceptional items, the amortisation of intangible assets, asbestosrelated costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures. Adjusted profit before tax is a non-IFRS measure that is used by management to assess the trend in the Group’s overall profitability. 2014 £m 2013 £m 2012 £m Continuing operations Profit before tax 155 255 254 Intangibles amortisation 49 47 44 Net asbestos-related expense 9 – – Exceptional items 98 25 24 Share of income tax of joint ventures 6 5 5 Adjusted profit before tax 317 332 327 Cash flow measures Trading cash flow (previously operating cash flow) Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and the current service cost, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures. Trading cash flow is a non-IFRS measure which is an indicator of the Group’s ability to generate cash from its continuing operations before taking into account exceptional items and the servicing of long-term obligations and the settlement of legacy issues. 2014 £m 2013 £m 2012 £m Cash generated from operations 200 292 271 Net asbestos-related payments 5 – – Excess of pension contributions over current service cost 2 – 5 Cash outflow on exceptional items 58 21 19 Legacy settlements and discontinued operations 9 14 – Currency translation differences (5) 6 6 Dividends received from joint ventures 14 8 11 Trading cash flow 283 341 312 Cash conversion Cash conversion represents trading cash flow expressed as a percentage of trading profit. Cash conversion is a non-IFRS measure that we use as a measure of the efficiency of our businesses in converting their trading results into cash. £m unless stated otherwise 2014 2013 2012 Trading cash flow 283 341 312 Trading profit 321 343 334 Cash conversion 88% 99% 93%

171 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Other measures Underlying change in revenue Management uses the underlying change in revenue to measure the organic growth of our businesses relative to each other, to our markets and to our competitors. We define the underlying change as the year-on-year change excluding the effect of flow-through procurement, acquisitions and disposals of businesses and currency exchange rate movements. Underlying change – 2014 compared with 2013 2013 £m Currency translation £m Change in flow-through procurement £m Acquisitions £m Underlying change £m 2014 £m Underlying change % Continuing operations Americas 2,247 (193) (70) 17 71 2,072 +4% Europe 1,227 (8) – 1 (101) 1,119 -8% Growth Regions 536 (37) – – 91 590 +18% Investment Services 6 – – – – 6 0% Intercompany eliminations (42) – – – (26) (68) n/a AMEC 3,974 (238) (70) 18 35 3,719 +1% E&C Services 221 Global Power Group 53 Foster Wheeler 274 Amec Foster Wheeler 3,993 Underlying change – 2013 compared with 2012 2012 £m Currency translation £m Change in flow-through procurement £m Acquisitions £m Underlying change £m 2013 £m Underlying change % Continuing operations Americas 2,500 (10) (200) 13 (56) 2,247 -2% Europe 1,080 1 – 29 117 1,227 +11% Growth Regions 531 (13) – 8 10 536 +2% Investment Services 9 – – – (3) 6 0% Intercompany eliminations (32) – – – (10) (42) n/a AMEC 4,088 (22) (200) 50 58 3,974 +2% Adjusted diluted EPS Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares. Growth in adjusted diluted EPS from continuing operations is an indicator of the underlying trend in the Group’s ability to generate earnings and may be useful to investors in assessing the value of the Company’s ordinary shares (for example, by way of price earnings multiples). Whilst IFRS does not define any adjusted EPS measures, the presentation of such measures is permitted in financial statements prepared in accordance with IFRS. Accordingly, reconciliations of adjusted diluted EPS to diluted EPS from continuing operations for each period presented are included in note 10 to the consolidated financial statements.

172 Amec Foster Wheeler Annual report and accounts 2014 Dividend cover Dividend cover is a non-IFRS measure that represents adjusted diluted EPS from continuing operations as a multiple of the dividend per ordinary share. Whilst dividend cover is an indicator of the sustainability of future dividend payments in the context of the Group’s underlying trading performance, we can only pay dividends to the extent of the Company’s accumulated distributable reserves. 2014 2013 2012 Dividend per ordinary share 43.3p1 42.0p 36.5p Adjusted diluted EPS from continuing operations 79.5p 87.2p 78.6p Dividend cover 1.8x 2.1x 2.2x 1 Includes the proposed final dividend for 2014 of 28.5 pence per ordinary share. Order book Our order book represents the total remaining value of secured projects to be executed up to any break point in the relevant contracts. Contracts are included in our order book only when they are signed and we do not include contracts won by joint ventures. Our order book and order intake are significant indicators of our future revenues. As at 31 December 2014, our order book was £6.3bn (2013: £4.1bn). We discuss significant recent contract wins in the strategic report on page 18. Performance measures continued

173 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Continuing operations £m unless stated 2013 20121 Change Underlying change2 Reported under IFRS Revenue 3,974 4,088 -3% Profit before net financing expense 243 243 0% Profit before tax 255 254 0% Profit for the year 186 207 -10% Adjusted measures2 Scope revenue 3,854 3,768 -2% +2% Trading profit 343 334 +3% Trading margin 8.9% 8.9% 0bps Adjusted profit before tax 332 327 +2% 1 Restated for the adoption of IAS 19 (Revised 2011) ‘Employee Benefits’ and the reclassification of the UK conventional power business as a discontinued operation. 2 See Performance measures on pages 169 to 172. Revenue Revenue for the year declined by 3% compared with 2012 to £3,974m (2012: £4,088m). Revenue declined across all regions in the mining market to £493m (2012: £682m). Revenue from unconventional oil and gas (oil sands) in Canada declined to £510m (2012: £668m), primarily the result of reduced service and flow-through procurement activity at the Kearl oil sands facility. Revenue from conventional oil and gas increased by £237m, primarily as a result of growth in the number of brownfield projects across the world. Currency exchange rate movements reduced revenue by £22m in 2013 compared with 2012. Excluding flow-through procurement, underlying revenue increased by 2%, driven by growth in oil and gas and renewables. Administrative expenses Administrative expenses were £293m (2012: £289m), including intangibles amortisation and exceptional costs totalling £65m (2012: £68m). Administrative expenses before intangibles amortisation and exceptional costs increased by 3% to £228m (2012: £221m), principally due to the inclusion for a full year of the administrative expenses of ESRC, which was acquired during 2012, and increased corporate costs. Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, increased by £2m to £35m (2012: £33m). Profit before net financing expense Profit before net financing expense was unchanged compared with 2012 at £243m. Prior year operating results Amortisation and impairment of intangible assets Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test. No impairment was recognised in either 2013 or 2012. Intangibles amortisation was £47m (2012: £44m), the increase being due to the full-year impact of acquisitions completed in 2012 and accelerated amortisation of the intangible assets recognised on a prior year acquisition. Exceptional items Exceptional costs and losses totalling £25m (2012: £24m) were recognised in arriving at profit before tax from continuing operations, as follows: X exceptional costs of £18m which comprised transaction costs of £4m and restructuring costs of £14m associated with the re-organisation of the management structure of the Group into geographical business units. X a loss of £7m arising from adjustments to provisions made in respect of disposals and closures of businesses in prior years. Additionally, in 2013, there was an exceptional income tax expense of £16m due to the provision for potential withholding tax following a group restructuring that resulted in significant amounts of cash being repatriated from foreign subsidiaries. Trading profit and trading margin £m unless stated 2013 2012 Change Underlying change1 Revenue 3,974 4,088 -3% Flow-through procurement (120) (320) Scope revenue 3,854 3,768 -2% +2% Profit before net financing expense 243 243 Intangibles amortisation 47 44 Exceptional items 25 24 Share of trading profit of joint ventures 28 23 Trading profit1 343 334 +3% Trading margin1 8.9% 8.9% 0bps 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Trading profit increased by 3% to £343m (2012: £334m). Trading margin was unchanged at 8.9% (2012: 8.9%).

174 Amec Foster Wheeler Annual report and accounts 2014 Prior year operating results continued In Americas, trading profit and trading profit margin increased as a result of the successful close-out (i.e. the settlement of final accounts) of a number of projects within the oil and gas and mining markets, which enabled the release of contingencies and provisions related to certain projects. Trading margin also benefited from the reduction in flow-through procurement. By contrast, in Europe trading profit and trading margin were adversely affected by the reduction in contribution from the NMP joint venture and losses incurred from contract delays at the Teesside Gas Processing Plant. Trading profit margin was also affected by changes in business mix. In the Growth Regions, the positive impact on trading profit and trading margin of cost efficiencies arising from integrating the business into the new geographic structure was offset by difficult market conditions in Australia. Currency exchange rate movements reduced trading profit by £2m in 2013 compared with 2012. Net financing expense Net financing expense was £2m (2012: £1m) and comprised net bank interest payable of £2m (2012: £2m receivable), net foreign exchange losses of £1m (2012: £nil) and net interest income on pension assets and liabilities of £1m (2012: £3m expense). A net currency exchange loss of £1m (2012: gain of £1m) was recognised in the translation reserve in respect of derivatives held in designated net investment hedging relationships. Share of results of joint ventures The Group’s share of joint ventures’ profit for the year was £14m (2012: £12m). Profit before tax Profit before tax was broadly unchanged at £255m (2012: £254m) after intangibles amortisation of £47m (2012: £44m), exceptional costs and losses of £25m (2012: £24m) and the Group’s share of joint ventures’ tax expense of £5m (2012: £5m). Adjusted profit before tax was 2% ahead at £332m (2012: £327m). Taxation Income tax on continuing operations was £69m (2012: £47m). During 2013, there was an exceptional income tax expense of £16m (2012: £nil) and a tax charge on other exceptional items of £6m (2012: tax credit of £9m), the effect of which was partially offset by an increase in the tax credit on intangibles amortisation to £20m (2012: £12m). The Group’s share of joint ventures’ income tax expense was £5m (2012: £5m). The Group’s effective tax rate on continuing operations (including its share of joint ventures’ income tax expense but before exceptional items and intangibles amortisation) declined to 21.9% (2012: 22.5%). The reduction principally reflected decreases in statutory tax rates, a reduction in the tax rate applied to the UK pension surplus, changes in the recognition of tax losses and the agreement of historical items with various tax authorities. Profit for the year from continuing operations Profit for the year from continuing operations was £186m (2012: £207m) after intangibles amortisation of £47m (2012: £44m), exceptional costs and losses of £25m (2012: £24m), an income tax credit on those items of £14m (2012: £21m) and, in 2013, an exceptional income tax expense of £16m. Adjusted profit for the year from continuing operations increased by 2% to £265m (2012: £259m). Results by operating segment Americas £m unless stated 2013 2012 Change Underlying change1 Revenue 2,247 2,500 -10% Flow-through procurement (120) (320) Scope revenue1 2,127 2,180 -2% -2% Profit before net financing expense 211 212 Intangibles amortisation 18 18 Exceptional items 10 1 Share of trading profit of joint ventures 2 2 Trading profit1 241 233 +3% Trading margin1 11.3% 10.7% +60bps 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Revenue in Americas was £2,247m (2012: £2,500m), a decline of 10%. Growth of £49m across conventional oil and gas and renewables was outweighed by a decline in mining of £112m and in oil sands due to the phasing of work on certain major projects and the £200m reduction in flow-through procurement to £120m. Excluding flow-through procurement, underlying revenue declined by 2% compared with 2012. Trading profit increased by 3% to £241m (2012: £233m). Trading margin was 11.3%, up 60 bps compared with 2012, largely as a result of the benefits of cost efficiencies following the geographical restructuring in 2012, favourable project close-outs and from increased grants from the US government for research and development activities.

175 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Europe £m unless stated 2013 2012 Change Underlying change1 Revenue 1,227 1,080 +14% +11% Profit before net financing expense 63 61 Intangibles amortisation 17 16 Exceptional items 1 3 Share of trading profit of joint ventures 12 15 Trading profit1 93 95 -2% Trading margin1 7.6% 8.8% -120bps 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Revenue in Europe improved by 14% to £1,227m (2012: £1,080m), primarily due to the level of oil and gas activity in the North Sea and the inclusion of a full year’s revenue of ESRC in the clean energy market following its acquisition in 2012. Trading profit declined 2% to £93m (2012: £95m). Trading margin was 7.6%, down 120 bps compared with 2012. Trading margin declined largely as the result of a reduced contribution from the Sellafield joint venture (£12m in 2013 compared with £15m in 2012) and losses incurred due to delays in the Teesside Gas Processing Plant contract. Growth Regions £m unless stated 2013 2012 Change Underlying change1 Revenue 536 531 +1% +2% Profit before net financing expense 10 1 Intangibles amortisation 12 10 Exceptional items 7 18 Share of trading profit of joint ventures 4 3 Trading profit1 33 32 +3% Trading margin1 6.2% 6.1% +10bps 1 Non-IFRS measure (see Performance measures on pages 169 to 172). Revenue in Growth Regions improved by 1% to £536m (2012: £531m), primarily driven by increased revenue from oil and gas activities in the Middle East which was partially offset by the decline in mining revenue in Australia. Trading profit increased by 3% to £33m (2012: £32m) and the trading margin was 6.2%, up 10 bps compared with 2012. Cost efficiencies resulting from the geographical restructuring in 2012, were offset by the effect of weak market conditions in Australia. Investment Services During the periods under review, Investment Services principally comprised the Incheon Bridge PPP project in Korea and the Lancashire waste PFI project (which was subsequently exited in 2014), the Group’s insurance captive, the Group’s residual UK wind development activities and a range of other non-core activities. Revenue in Investment Services was £6m (2012: £9m). Profit before net financing expense was £11m (2012: £7m), of which £7m (2012: £2m) was derived from joint ventures. The Investment Services result increased significantly in 2013 compared with 2012 due to the successful resolution of disputes relating to the Group’s former construction business in North America. Discontinued operations Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, together with the UK conventional power business that was classified as a discontinued operation during 2013. Discontinued operations generated a trading loss before tax of £10m (2012: loss of £4m) and after a tax credit of £2m (2012: £1m) generated a loss for the year of £8m (2012: loss of £3m). Discontinued operations included a loss on disposals of £6m (2012: loss of £11m) and, in 2012, an exceptional gain of £17m on the recognition of an insurance recovery in relation to mesothelioma liabilities following a judgement of the UK Supreme Court. Discontinued operations generated an overall loss for the year of £8m (2012: profit of £2m). Before exceptional items and losses on disposals, discontinued operations showed a loss for the year of £8m (2012: loss of £3m).

176 Amec Foster Wheeler Annual report and accounts 2014 Our website Our website, amecfw.com, is the best source of useful, up-to-date information about Amec Foster Wheeler and its activities, including annual reports, AGM documents and other shareholder communications. All announcements made to the London Stock Exchange can be found on our website and you can arrange to receive email alerts of such announcements. Information made available on our website, or other websites mentioned in this annual report, are not, and should not be considered as being, part of or incorporated into this annual report or our annual report on Form 20-F. Financial calendar We published the Group’s full-year 2014 results and the 2014 annual report later than usual as a consequence of the acquisition of Foster Wheeler having completed so close to the Group’s year-end date. Management expects to move towards the Group’s normal financial calendar during 2015 as follows: Annual General Meeting1 14 May 2015 Payment of final dividend for 20142 2 July 2015 Half-year 2015 results issued 27 August 2015 Payment of interim dividend for 2015 January 2016 Full-year 2015 results issued 10 March 2016 2015 annual report published3 March 2016 1 Information on the Company’s AGM is provided in the Directors’ report. 2 Subject to approval by shareholders. 3 Our annual report will be filed with the SEC on Form 20-F and periodic results announcements will be furnished to the SEC on Form 6-K. Where they have not yet been determined, the exact dates of the above events will be finalised as the year progresses and can be found on our website. Share price The latest price of the Company’s shares can be found on our website and may also be obtained from the London Stock Exchange’s website, www.londonstockexchange.com (in both cases the live share price is updated with a 15-minute delay). Dividends We usually announce our interim dividend for the year with our half-year results in August and it is paid in the following January. We propose our final dividend for the year with the full-year results and, subject to shareholder approval at the subsequent AGM, it is paid in the following July. Dividends can be paid directly into your bank or building society account and can also be paid in local currency in certain overseas territories. Shareholders should contact the Company’s registrars to take advantage of these facilities. We have a DRIP to allow shareholders to acquire more of the Company’s shares rather than receive cash dividends. The DRIP is only available to shareholders in certain countries. You can find out more on our website or by contacting the Company’s registrars. Registrars The Company’s registrars are Capita Asset Services. They maintain the shareholder register on our behalf and handle all administration related to it. They should be your first port of call if you have any queries relating to your shareholding in Amec Foster Wheeler. For DRIP, electronic communications and general enquiries Email shareholderenquiries@capita.co.uk Website www.capitaassetservices.com Postal address Capita Asset Services The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom Telephone1 UK 0871 664 03002 Others +44 20 8639 3399 Payment of dividends overseas Telephone1 +44 20 8639 3405 Email ips@capita.co.uk 1 Lines open 9.00am to 5.30pm UK time, Monday to Friday (excluding public holidays). 2 Calls cost 10 pence per minute plus network extras. Electronic shareholder communication The majority of our shareholders now receive information from us electronically. If you have elected to do so and have provided an email address, you will receive an email from us whenever any new shareholder information is published. If you have not provided an email address, you will be sent a letter that includes details of where the information can be found on our website. You can register for electronic shareholder communication and also manage your personal shareholding online at www.capitashareportal.com. You will need your Investor Code (IVC) which can be found on your proxy card, share certificate or dividend tax voucher. Printed copies of the annual report Shareholders may receive a printed copy of the Company’s latest annual report on request by writing to our registered office or by filling in the form on our website. Unauthorised brokers (boiler room scams) Shareholders are advised to be wary if they receive any unsolicited calls or correspondence making claims of highly profitable investment opportunities. Typically these investments turn out to be worthless or simply do not exist. Such approaches are usually made by unauthorised companies and individuals and are commonly known as boiler room scams. If you receive any unsolicited investment advice or offers to buy shares from a source that is unknown to you, we recommend that you obtain the name of the person and organisation that has contacted you and check whether they are properly authorised by the Financial Conduct Authority by visiting its website at www.fca.org.uk/register. If you think that you have been approached by an unauthorised organisation, you are advised to contact the Financial Conduct Authority’s consumer helpline on +44 (0)800 111 6768 or email consumer.enquiries@fca.org.uk. Information for shareholders

177 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Holders of ADSs ADSs and ADRs The Company’s ordinary shares are traded in the form of ADSs on the NYSE. Each ADS represents one ordinary share. The ADSs are evidenced by ADRs issued by Deutsche Bank Trust Company Americas as Depositary under a deposit agreement dated 2 October 2014. The ADRs are issued in respect of ordinary shares deposited with State Street Bank & Trust Company, as custodian for the Depositary. ADSs may be held directly by having an ADR (a certificate evidencing a specific number of ADSs) registered in your name or by holding ADSs in the Direct Registration System, or indirectly through a broker or other financial institution. If you hold ADSs directly, you are an ADS holder. The Company’s ADSs are issued through the Direct Registration System unless the investor specifically requests to receive certificated ADRs. A registered holder is one whose name appears on the books of the Depositary. The registered holder is considered the owner of record. A beneficial holder is one whose holdings are registered in a name other than their own, such as the name of a broker, bank or nominee. ADS holders are not members of the Company but may instruct the Depositary on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. Role of the Depositary The Depositary performs the following roles for ADS holders: X distributes company circulars and documents in relation to general meetings of the Company (including the AGM); X distributes dividends in US dollars; X facilitates the voting process and the exercise of voting rights of ADS holders at any general meeting of the Company; X issues and cancels the Company’s ADSs; X acts as the stock transfer agent; and X records and maintains the register of ADS holders. The Company provides to the Depositary all notices of meetings of the Company’s shareholders and other reports and communications that are made available to the Company’s shareholders. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADSs and sends voting instruction forms by post to all recorded holders of ADSs. Investors who are not registered with the Depositary because their ADRs are held through a nominee account may need to make arrangements with their nominee if they wish to receive such documents and to be able to exercise their vote through the Depositary at general meetings of the Company. ADS holders may receive a printed copy of the Company’s latest annual report on request by writing to our registered office or by filling in the form on our website. Dividends The Depositary will pay to ADS holders cash dividends or other distributions it or the custodian receives on the Company’s shares after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of the Company’s shares the ADSs represent at the record date (which will be as close as practicable to the record date for the Company’s ordinary shares) set by the Depositary with respect to the ADSs. The Depositary will usually convert any cash dividend or other cash distribution on the Company’s shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into US dollars. Before making a distribution to ADS holders, any taxes or other governmental charges that must be paid, together with the fees and expenses of the Depositary, will be deducted. ADS enquiries All enquiries regarding ADS holder accounts and payment of dividends should be addressed to the Depositary: Deutsche Bank Shareholder Service American Stock Transfer & Trust Company Peck Slip Station P.O. Box 2050 New York, NY 10272-2050 US Telephone (toll free): +1 866 706 0509 Telephone (international): +1 718 921 8137 Email: db@amstock.com DB Global Direct US residents may enrol in DB Global Direct, enabling them to invest directly in the Company’s ADSs with reduced brokerage commissions and service costs. Registered ADS holders may reinvest all or a portion of their dividends in the Company’s ADSs through DB Global Direct. For further information on DB Global Direct, please contact Deutsche Bank (as above) or visit www.adr.db.com. ADS price The latest price of the Company’s ADSs can be found on our website and may also be obtained from the NYSE’s website, www.nyse.com (in both cases the live ADS price is updated with a 15-minute delay). Fees payable by ADS holders ADS holders are required to pay certain service fees to the Depositary. The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors, including payment of dividends by the Company, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting from them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Other information

178 Amec Foster Wheeler Annual report and accounts 2014 Other information continued Service Fees To any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADSs pursuant to share dividends or other free distributions of shares, bonus distributions, stock splits or other distributions (except where converted to cash) Up to US$0.05 per ADS issued Cancellation of ADSs (including in the case of termination of the deposit agreement) Up to US$0.05 per ADS cancelled Distribution of cash dividends Up to US$0.05 per ADS held Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements Up to US$0.05 per ADS held Distribution of ADSs pursuant to exercise of rights Up to US$0.05 per ADS held Depositary services Up to US$0.05 per ADS held on the applicable record date(s) established by the Depositary ADS holders are also responsible for paying certain fees and expenses incurred by the Depositary such as: X fees for the transfer and registration of the Company’s shares charged by the registrar and transfer agent for the shares in the UK; X expenses incurred for converting foreign currency into US dollars; and X expenses for cable, telex, fax and electronic transmission and for delivery of securities. Since the Company’s ADSs were first issued in November 2014, a fee of US$0.01 per ADS was levied on the 2014 interim dividend that was paid in January 2015. Fees paid by the Depositary to the Company The Depositary has agreed to reimburse the Company for a portion of certain expenses the Company incurs that are related to establishment and maintenance of the ADR programme, including, but not limited to, investor relations expenses and expenses associated with being a company listed in the US. There are limits on the amount of expenses for which the Depositary will reimburse the Company. Further, the Depositary has agreed to reimburse the Company with certain fees payable to the Depositary by ADS holders. In the period from 2 October 2014 (the date of the deposit agreement with the Depositary) to 25 March 2015, the Company did not receive any amounts from the Depository but it expects to receive reimbursement of certain costs incurred in that period during the fourth quarter of 2015. Share capital As permitted by English law, the Company has no authorised share capital. The Company’s share capital may be increased, consolidated or sub-divided by ordinary resolution at a general meeting of the Company. As at 25 March 2015, the Company’s issued share capital was £196,565,907 divided into 393,131,813 ordinary shares of 50 pence each. Of this number, 4,291,115 ordinary shares were registered as treasury shares, leaving a balance of 388,840,698 ordinary shares with voting rights. All of the Company’s ordinary shares are fully paid or were issued as fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of those shares. The Company has neither authorised nor issued any conditional share capital and has not issued convertible or exchangeable bonds, warrants or other securities granting rights to the Company’s shares, other than securities granted to directors, senior management and employees under the Company’s share-based compensation plans. Information on these plans is provided in note 22 to the consolidated financial statements. As at 25 March 2015, there were 5,976,299 share options outstanding under the Company’s UK and International SAYE schemes and 5,783,597 shares reserved for share awards under the Company’s share-based compensation plans (in relation to which 2,015,070 shares were held in the Company’s Employee Share Trust). The Articles authorise the Company to purchase its own shares. A resolution passed at the Company’s General Meeting on 23 October 2014 provides the directors with the authority to purchase up 35,896,172 of the Company’s ordinary shares in the market, such authority to expire at the end of the Company’s next AGM or 1 June 2015, whichever is earlier. A resolution will be proposed at the Company’s AGM in May 2015 to extend the authority of the directors to make market purchases of up to 10% of the Company’s ordinary shares within prescribed limits. The Company may repurchase shares only if the shares are fully paid and out of distributable profits or the proceeds of a new issue of shares made for the purpose of the repurchase. The UKLA requires that purchase of 15% or more of any class of the Company’s share capital must be by way of a tender offer to all shareholders of that class. The Company may reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve only by special resolution of its shareholders and having obtained the consent of the High Court of Justice in England and Wales. Markets The primary trading market for the Company’s ordinary shares is the London Stock Exchange, on which they have been listed since the Company’s formation in 1982. The Company has a premium listing on the London Stock Exchange and its ordinary shares are admitted to the main market. The Company’s SEDOL number is 0028262 (ISIS Code GB0000282623) and its trading symbol is AMFW.

179 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information As at 25 March 2015, the Company’s total market capitalisation was approximately £3.8bn and it was a constituent of The Financial Times Stock Exchange 250 Index (FTSE 250). Since November 2014, the Company’s ordinary shares have been traded in the form of ADSs on the NYSE. The Company’s CUSIP code is 00167X205 (ISIN Code US00167X2053) and its ticker symbol is AMFW. Share price history For the periods indicated in the tables below, the highest and lowest middle market quotation for the Company’s ordinary shares on the London Stock Exchange (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales price of its ADSs on the NYSE (as reported on the NYSE composite tape) were as follows: £ per ordinary share US$ per ADS1 Year ended 31 December High Low High Low 2010 11.68 7.34 n/a n/a 2011 12.51 7.41 n/a n/a 2012 11.72 9.23 n/a n/a 2013 12.07 9.66 n/a n/a 2014 12.62 7.89 16.97 14.47 £ per ordinary share US$ per ADS1 Quarter High Low High Low 2013 First quarter 11.24 10.10 n/a n/a Second quarter 10.98 9.66 n/a n/a Third quarter 11.10 10.02 n/a n/a Fourth quarter 12.07 10.40 n/a n/a 2014 First quarter 11.24 10.20 n/a n/a Second quarter 12.62 11.65 n/a n/a Third quarter 12.45 10.59 n/a n/a Fourth quarter 11.05 7.89 16.97 12.25 2015 First quarter2 9.95 7.77 14.83 12.75 £ per ordinary share US$ per ADS1 Month High Low High Low September 2014 11.20 10.59 n/a n/a October 2014 10.92 9.90 n/a n/a November 2014 11.05 9.35 16.97 14.47 December 2014 9.36 7.90 14.47 12.25 January 2015 8.62 7.77 13.11 11.89 February 2015 9.03 8.31 13.83 12.39 March 20152 9.95 8.73 14.79 13.00 1 From 13 November 2014. 2 Up to and including 25 March 2015. Shareholdings As at 25 March 2015, 17,130,827 ADSs equivalent to 4.4% of the number of the Company’s ordinary shares in issue were outstanding and were held by 1,321 registered holders. As at 25 March 2015, 154,517 ordinary shares were held by 386 registered holders with a registered address in the US. Since certain of the ordinary shares were registered in the names of nominees, the number of shareholders with a registered address in the US may not be representative of the number of beneficial owners of ordinary shares who are resident in the US. In accordance with the DTRs of the UKLA, major shareholders are considered to be those that have a beneficial interest in 3% or more of the Company’s issued ordinary shares. On the basis of notifications received under the DTRs (DTR 5) and other notifications received by the Company from shareholders, shareholdings of 3% or more of the voting rights in the Company were as follows: Percentage of voting rights held As at 31 December 2014 2013 2012 2011 Artisan Partners Limited Partnership n/a 5.20% n/a n/a Mondrian Investment Partners Limited 5.28% 5.15% n/a n/a BlackRock, Inc. 5.01% n/a 9.97%1 9.94% Legal & General Assurance n/a n/a 3.98% 3.96% 1 In response to a disclosure request under Section 793 of the Companies Act 2006, Blackrock, Inc. advised the Company on 19 December 2012 that their holding had reduced to 5.52%. On 23 March 2015, pursuant to DTR 5, BlackRock, Inc. notified the Company of their interest in 5.63% of the voting rights in the Company. Otherwise, there were no notifications received under DTR 5 between 31 December 2014 and 25 March 2015. Each of the Company’s ordinary shares, including those held by major shareholders, carries equal voting rights. Purchase of ordinary shares In February 2013, the Company completed a £400m share buyback programme. During 2014, the Company did not purchase any of its own shares in the market and no purchases of the Company’s shares were made by trustees of the Company’s employee share schemes. Options and awards made under the Company’s employee share schemes that were exercised or vested during 2014 were satisfied by the transfer to the participants of the shares held by the Company in treasury or by the trustee of the relevant scheme. Details of the Company’s employee share schemes are set out in note 22 to the consolidated financial statements.

180 Amec Foster Wheeler Annual report and accounts 2014 Other information continued Articles of Association We summarise below certain provisions of the Articles and applicable English law. The summary is qualified in its entirety by reference to the Companies Act 2006 and the Articles. Please refer to Documents on display on page 187 for information on where copies of the Articles can be obtained. In the following description, a ‘shareholder’ is the person registered in the Company’s register of members as the holder of a share or shares. Principal objects The Articles of Association do not restrict the Company’s objects or purposes. Directors The board Under the Articles, the board shall consist of not less than three nor more than 15 directors, who shall manage the business and affairs of the Company subject to the requirements of English law, the Articles and any resolutions of shareholders. Appointment, retirement and re-election Directors may be appointed by the board at any time. Any director appointed since the last AGM holds office only until the conclusion of the next AGM and then shall be eligible for election by shareholders. Under the Articles, all directors retire by rotation and are eligible for re-election every three years. However, in line with the recommendations of the UK Corporate Governance Code, each of the directors who wishes to continue in office, and is considered eligible by the board, actually offers himself or herself for re-election at every AGM. Under the Articles, there are no age limits relating to a person’s qualification to hold office as a director. Restrictions on voting Under the Articles, a director may not vote in respect of any contract, arrangement, transaction or proposal in which he or she, or any person connected with him or her, has any material interest other than by virtue of that person’s interests in the Company’s ordinary shares or other securities. However, this restriction on voting does not apply to proposals: X giving the director or a third party any guarantee, security or indemnity in respect of obligation incurred at the request of or for the benefit of the Company; X giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee; X relating to an offer of securities of the Company in which the director is entitled to participate as a holder of shares or other securities or in the underwriting of such shares or securities; X concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of such other company’s equity share capital or the voting rights available to its shareholders; X relating to the arrangement of any employee benefit in which the director will share equally with other employees; and X relating to any insurance that the Company purchases or renews for its directors or any group of people including directors. Compensation awarded to the executive directors is determined by the remuneration committee. A director shall not vote nor be counted in any quorum present at a general meeting of the Company’s shareholders in relation to a resolution on which he or she is not entitled to vote. Borrowing powers The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the borrowings of the Company and its subsidiaries may not exceed two times the ‘adjusted capital and reserves’ (as defined in the Articles). Shareholding requirements Directors are not required under the Articles to hold any shares of the Company as qualification to act as a director. Any director who is not a shareholder is entitled to attend and speak at general meetings of the shareholders.

181 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Rights attaching to ordinary shares In accordance with English law, the Company’s ordinary shares rank equally in all respects. Dividends The Company’s ordinary shares carry the right to receive dividends and distributions that have been declared by the Company. Except in relation to dividends that have been declared and rights on a liquidation of the Company, ordinary shareholders have no rights to share in the profits of the Company. English law requires that dividends are paid only out of profits available for distribution, as determined in accordance with UK GAAP and by the Companies Act 2006, and additionally restricts a public company from making a distribution if that would reduce the net assets of the company below the aggregate amount of its called-up share capital and certain undistributable reserves. Dividends are proposed by the directors. Dividends are declared following approval by ordinary resolution of the Company’s shareholders at a general meeting of the Company. Shareholders may not declare a dividend in excess of the amount proposed by the directors. The directors may declare and pay interim dividends if they believe that the Company’s financial position justifies such payments. Any unclaimed dividend may be invested or otherwise applied for the benefit of the Company until the dividend is claimed. Any dividend that remains unclaimed for 12 years after the date on which it was declared, or became due for payment, shall be forfeited and shall revert to the Company. If authorised by ordinary resolution of the shareholders, the directors may offer to shareholders the right to elect to receive a dividend, in whole or in part, by way of an allotment of new ordinary shares credited as fully paid. Voting rights Holders of the Company’s ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of the Company. Any shareholder who is entitled to attend and vote at the meeting is entitled to appoint a proxy to exercise all or any of his rights to attend, speak and vote at the meeting. Voting at any general meeting is by a show of hands unless a poll is duly demanded and held. Under English law, shareholders of a public company are not permitted to pass resolutions by written consent. On a show of hands, each shareholder who is present in person at the meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for each ordinary share held by him. A poll may be demanded by the following: X the chairman of the meeting; or X not less than three members present or by proxy entitled to vote; or X a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or X a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Unless the directors determine otherwise, if any sum remains unpaid in relation to a member’s shareholding, that member is not entitled to vote in relation to that holding. Rights in a winding up If the Company is liquidated (whether the liquidation is voluntary or court-supervised), the liquidator is obliged to realise the assets of the Company to its creditors and, subject to any special rights attaching to any other class of shares that may be in issue at the time, any surplus would be distributed to the ordinary shareholders according to the amounts paid-up on the shares held by them. Pre-emption rights English law provides for statutory pre-emption rights that apply on an allotment of equity securities (which include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares). Pre-emption rights can be disapplied by a special resolution passed by shareholders at a general meeting. Such a resolution was passed at the Company’s General Meeting on 23 October 2014 and provides the directors with the authority to allot equity securities or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £59,228,684.5, of which up to £8,974,043 could be allotted for cash without offering the shares to existing shareholders, such authority to expire at the end of the Company’s next AGM or 1 June 2015, if earlier. Variation of rights Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class can only be changed either: X with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding shares held as treasury shares); or X with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights attached to any class of shares are not, unless otherwise expressly provided by the terms of issue, deemed to be varied by the creation or issue of further shares ranking equally with them.

182 Amec Foster Wheeler Annual report and accounts 2014 Other information continued General meetings An AGM of the Company must be held each calendar year and within a period of six months of the day following the Company’s accounting reference date (which is 31 December). Otherwise, the directors may call a general meeting whenever they think fit or where required to do so by shareholders holding at least 10% of the voting rights of the paid-up capital of the Company carrying voting rights (excluding shares held as treasury shares). General meetings may be held at such place, date and time as may be decided by the directors. An AGM must be convened by giving not less than 21 days’ notice. Other general meetings must also be convened by giving not less than 21 days’ notice unless shareholder approval has been given for such meetings to be convened on giving only 14 days’ notice (such approval has been given by the Company’s shareholders and is effective until the next AGM when it is proposed that it should be renewed). General meetings may be called on shorter notice if, in the case of an AGM, all of the members entitled to attend and vote at that meeting so agree, or if, in the case of other general meetings, 95% of the members entitled to attend and vote at that meeting so agree. For the purposes of determining which persons are entitled to attend or vote at a meeting, and how many votes such persons may cast, the Company must specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Two shareholders present in person or by proxy shall be a quorum. The directors may require attendees to submit to searches or put in place such arrangements or restrictions as they think fit to ensure the safety and security of attendees at a general meeting. Any member, proxy or other person who fails to comply with such arrangements or restrictions may be refused entry to, or removed from, the general meeting. Limitations on voting and shareholding Neither English law nor the Articles impose any limitation on the rights of non-UK residents or foreign shareholders to own the Company’s ordinary shares or ADSs, including the rights to hold or exercise voting rights on those shares or ADSs. Disclosure of interests in the Company’s ordinary shares Under the DTRs, a person is required to notify the Company in writing within two days of becoming aware that the voting rights which he holds as a shareholder or through his direct or indirect holding of financial instruments reaches or exceeds 3% of the voting rights in the Company and reaches, exceeds or falls below each 1% threshold thereafter. Under the Companies Act 2006, the Company may send a notice to any person whom it knows or believes to be interested in the Company’s shares requiring such person to confirm whether he has such an interest and, if so, the details of the interest and any other interest in the Company’s shares of which he is aware. Under the DTRs, ‘persons discharging managerial responsibilities’ (primarily directors and some senior executives) and their connected persons are required to notify the Company in writing of the occurrence of all transactions conducted on their own account in the Company’s shares, or derivatives or any other financial instruments relating to those shares within four business days of the day on which the transaction occurred. Mandatory bids The Articles contain no provisions that would have an effect of delaying, deferring or preventing a change in control of the Company. However, under the UK City Code on Takeovers & Mergers, if an acquisition of the Company’s shares increases the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in the Company, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel on Takeovers & Mergers) to make a cash offer for the remainder of the Company’s shares at a price not less than the highest price paid for the Company’s shares by the acquirer or its concert parties during the previous 12 months. Such an offer would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in the Company if the effect of such acquisition were to increase that person’s percentage of the voting rights. Amendments Under English law, the Company’s shareholders may, by special resolution, alter, delete, substitute amend or add to the Articles. The directors are not authorised to change the Articles. Material contracts During the last two years, the Group entered into the following material contracts (other than contracts entered into in the ordinary course of business): Acquisition of Foster Wheeler AG Pursuant to an implementation agreement between AMEC and Foster Wheeler entered into on 13 February 2014 (as amended by the letter agreement dated 28 March 2014, the deed of amendment dated 28 May 2014 and the deed of amendment dated 2 October 2014, together, the Implementation Agreement), AMEC commenced an offer to acquire all outstanding Foster Wheeler AG shares on 6 October 2014 (the Offer). The Offer closed on 13 November 2014 and, upon completion of the Offer, AMEC had acquired 95.3% of the outstanding Foster Wheeler AG shares.

183 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Following completion of the Offer, on 8 December 2014, AMEC (through its subsidiaries) and Foster Wheeler entered into a merger agreement, which provided for the squeeze-out merger of Foster Wheeler AG under Swiss law. The squeeze-out merger was subject to the approval of the merger agreement by at least 90% of the outstanding voting rights of Foster Wheeler AG, which was received on 19 January 2015. Agreements with former Foster Wheeler directors Pursuant to the Implementation Agreement, AMEC entered into letters of appointment with Kent Masters and Stephanie Newby regarding their appointment as non-executive directors of Amec Foster Wheeler following the completion of the acquisition. Amec Foster Wheeler also entered into a co-ordination and settlement agreement with Kent Masters relating to his termination arrangements as CEO of Foster Wheeler. Credit facility agreement In February 2014, the Group entered into a US$2,160m credit facility agreement with Bank of America Merrill Lynch International Limited as facility agent and Bank of America Merrill Lynch International Limited, Bank of Tokyo Mitsubishi UFJ, Ltd., Barclays Bank PLC and The Royal Bank of Scotland plc as original lenders. In July 2014, the facility was amended to increase the financing available to US$2,260m. The credit facility comprises three loan facilities totalling US$1,910m and a multi-currency revolving credit facility of US$350m. Further details of the terms and conditions of the credit facility agreement are set out in note 19 to the consolidated financial statements. Exchange controls and other limitations affecting security holders There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital or that affect the payment of dividends, interest or other payments to non-UK resident holders of the Company’s securities, except for certain restrictions imposed from time to time by the UK Treasury pursuant to legislation, such as the United Nations Act 1964 and the Emergency Laws Act 1964, against the government or residents of certain countries. There are no limitations, either under the laws of the UK or under the Articles, restricting the right of non-UK residents to hold or to exercise voting rights in respect of the Company’s ordinary shares, except that where any overseas shareholder has not provided a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. It is, however, the Company’s current practice to send every notice or other document to all shareholders regardless of the country recorded in the register of members, with the exception of details of the Company’s DRIP, which are not sent to shareholders with recorded addresses in the US or Canada. Taxation information for US Holders Background A summary is provided below of the material US federal income tax and UK tax consequences for a US Holder (defined below) of owning or disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US Holder who holds ordinary shares or ADSs as capital assets. This section does not consider the provisions of the IRC known as the Medicare Contribution tax or the tax consequences for holders subject to other special rules, such as: X certain financial institutions; X insurance companies; X dealers and traders in securities who use a mark-to-market method of tax accounting; X persons holding ordinary shares or ADSs as part of a straddle, conversion or other integrated transaction or wash sale or persons entering into a constructive sale with respect to the ordinary shares or ADSs; X persons whose functional currency for US federal income tax purposes is not the US dollar; X partnerships or other entities classified as partnerships for US federal income tax purposes; X persons liable to the alternative minimum tax; X persons who hold ordinary shares or ADSs in individual retirement accounts or other tax-deferred accounts; X persons who have ceased to be US citizens or lawful permanent residents of the US; X tax-exempt organisations; X persons who acquired the Company’s ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise in connection with employment; or X persons who, directly, indirectly, or by attribution own 10% or more of the Company’s voting stock. Except where expressly stated to the contrary, this section does not deal with the position of a US Holder who is resident or domiciled in the UK for UK tax purposes or who is subject to UK taxation on income or capital gains by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment to which ordinary shares or ADSs are attributable, i.e. those who are referred to below as trading in the UK.

184 Amec Foster Wheeler Annual report and accounts 2014 Other information continued As used herein, a ‘US Holder’ is a person who, for the purposes of US federal income tax and UK tax, is a beneficial holder of ordinary shares or ADSs and is: X a citizen or individual resident of the US; X a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US or any political subdivision thereof; X an estate whose income is subject to US federal income tax regardless of its source; X a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust; or X a trust that has validly elected to be treated as a domestic trust for US federal income tax purposes. This section is based on the IRC, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and the published practice of HMRC, all as at 25 March 2015. These laws, and that practice, are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, the owner of ADRs evidencing ADSs will generally be treated as the owner of the underlying shares represented by those ADSs. For UK tax purposes, it is likely that HMRC will also regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs. Generally, exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains, although UK stamp duty reserve tax may arise as described below. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential rates of tax, described below, for qualified dividend income. Accordingly, the availability of preferential rates of tax for qualified dividend income could be affected by actions taken by parties to whom ADRs are prereleased. The following discussion assumes that the Company is not, and will not become, a PFIC. We outline below the consequences for US Holders should the Company become a PFIC in the future. Investors should consult their own tax advisers regarding the US federal, state, and local, the UK and other tax consequences of owning and disposing of ordinary shares or ADSs of the Company in their particular circumstances. Taxation of dividends UK taxation Under current UK tax law, the Company is not required to withhold tax at source from its dividend payments. A US Holder who is not resident in the UK for UK tax purposes and who is not trading in the UK will generally not be liable for UK taxation on dividends received in respect of the Company’s ADSs or ordinary shares. US federal income taxation A US Holder is subject to US federal income tax on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of the Company’s current and accumulated earnings and profits will be treated as a return of capital to the extent of the US Holder’s basis in the shares or ADSs and thereafter as a capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current and accumulated earnings and profits as determined for US federal income tax purposes. As a result, the Company expects that the amounts distributed will be reported to the IRS as dividends. Subject to applicable limitations, dividends paid to certain non-corporate US Holders of ordinary shares or ADSs may be taxable at the favourable tax rates applicable to long-term capital gain if the dividends constitute qualified dividend income. A US Holder will be eligible for these rates only if it has held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. The Company expects that the dividends paid by the Company with respect to its ordinary shares or ADSs will constitute qualified dividend income. US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates. Dividends must be included in income when the US Holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. For foreign tax credit limitation purposes, dividends paid by the Company will be income from a source outside the US. The amount of any dividend paid in pounds sterling will be the US dollar value of the sterling payments made, determined at the spot sterling/US dollar exchange rate on the date the dividend is included in income for federal income tax purposes, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on that date, a US Holder should not be required to recognise a foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss from sources within the US.

185 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Taxation of capital gains UK taxation A US Holder who is not resident in the UK for UK tax purposes and who is not trading in the UK will not generally be liable for UK taxation on capital gains, or eligible for relief for allowable losses, realised or accrued on the sale or other disposal of the Company’s ordinary shares or ADSs. A US Holder who is an individual and has temporarily ceased to be a resident in the UK or has been temporarily treated as non-resident in the UK for UK tax purposes for a period of not more than five years and who sells or otherwise disposes of ordinary shares or ADSs during that period may, for the year of assessment when the individual becomes resident again in the UK, be liable for UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that the individual was not treated as resident in the UK at the time of the sale or other disposal. US federal income taxation A US Holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposal and the adjusted tax basis of the securities. Any capital gain or loss will be a long-term capital gain or loss where the holder has held the securities for more than one year. The capital gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations. PFIC status Management believes that the Company was not a PFIC for US federal income tax purposes for its taxable year ended 31 December 2014. Management reviews the Company’s PFIC status annually and it is subject to change. If the Company were to be treated as a PFIC, any gain realised on the sale or other disposal of the Company’s ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, any gain would be treated as if the US Holder had realised the gain rateably over the period during which the ordinary shares or ADSs were held. Any gain that is allocated to the taxable year of the disposal, and to any taxable year before the Company became a PFIC, would be taxed as ordinary income. Any gain allocated to each other taxable year would be taxed at the highest tax rate in effect for the taxable year to which the gain was allocated and an interest charge in respect of the tax attributable to each such year would also apply. Similar rules would apply to any ‘excess distribution’ (as determined for US federal income tax purposes) received on the ordinary shares or ADSs. The preferential rates for qualified dividend income received by certain non-corporate US Holders would not apply to dividends received in any year in which the Company was a PFIC or in any year immediately following a year in which the Company was a PFIC. If the Company was to be treated as a PFIC certain elections may be available to US Holders that would result in alternative treatments of the ordinary shares or ADSs. If the Company were to be treated as a PFIC in any taxable year in which a US Holder held ordinary shares or ADSs, the holder may be required to file annual reports with the IRS containing such information as may be required by the US Treasury Department. Inheritance and estate taxes UK inheritance tax may apply to a deemed transfer which occurs on death, and to gifts to individuals within the seven years preceding death. For UK inheritance tax purposes, a transfer of shares at less than full market value may be treated as a gift and particular rules apply where the donor reserves or retains some benefit in the shares. Special UK inheritance tax rules also apply to companies and to trustees of settlements. An individual who is neither domiciled nor deemed domiciled in the UK is only chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. Whilst UK tax law is unclear as to whether the Company’s ADSs are considered to be situated in the UK for inheritance tax purposes, HMRC is likely to take the view that they, as well as the Company’s ordinary shares, are situated in the UK. However, HMRC considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US Holder who is domiciled in the US for the purposes of the US/UK Double Taxation Convention and is not for such purposes a UK national will not be subject to UK inheritance tax on their death or on a lifetime transfer of the Company’s ordinary shares or ADSs, provided that any applicable US federal gift or estate tax is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of an enterprise situated in the UK or pertain to a UK fixed base used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed into trust by a settlor, they may be subject to UK inheritance tax, unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. A UK national who is domiciled in the US will be subject to both UK inheritance tax and US federal estate tax but will be entitled to a credit for US federal estate tax charged in respect of the Company’s ordinary shares or ADSs in computing the liability to UK inheritance tax. Similarly, a US citizen who is domiciled or deemed domiciled in the UK will be entitled to a credit for UK inheritance tax charged in respect of the Company’s ordinary shares or ADSs in computing the liability for US federal estate tax.

186 Amec Foster Wheeler Annual report and accounts 2014 Other information continued US information reporting and back-up withholding Payments of dividends and other proceeds to a US Holder with respect to the Company’s ordinary shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Unless the US Holder is an exempt recipient, back-up withholding tax may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Any back-up withholding tax deducted may be credited against the US Holder’s US federal income tax liability, and, where the back-up withholding tax exceeds the actual liability, the US Holder may obtain a refund by timely filing the appropriate refund claim with the IRS. Foreign financial asset reporting US taxpayers that own certain foreign financial assets, including debt and equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the US and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their US federal income tax returns. The Company’s ADSs or ordinary shares constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case the account may still be reportable if maintained by a foreign financial institution). UK stamp duty and SDRT UK stamp duty is charged on certain documents, including instruments for the transfer of registered ownership of ordinary shares. Transfers of ordinary shares are generally subject to UK stamp duty at the rate of 0.5% of the consideration (rounded up to the nearest £5). SDRT is charged where there is an unconditional agreement to transfer shares in UK companies for consideration in money or money’s worth. SDRT is generally charged at the rate of 0.5% of the agreed consideration (rounded up to the nearest penny). The charge to SDRT will be cancelled, and any SDRT already paid will be refunded, if within six years of the unconditional agreement an instrument of transfer is produced to HMRC and the appropriate stamp duty paid. Neither stamp duty nor SDRT will be payable on any purchase or transfer of the Company’s ADSs, provided that the ADSs and any separate instrument or written agreement to transfer are executed and remain at all times outside the UK. UK legislation does, however, provide for stamp duty or SDRT to be charged at the rate of 1.5% of the amount or value of the consideration (or, in some circumstances, the value of the shares concerned) on a transfer or issue of ordinary shares to the Depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs. In accordance with the deposit agreement, any tax or duty payable on deposits of ordinary shares by the Depositary or by the custodian of the Depositary will be typically charged to the party to whom ADSs are delivered against such deposits. Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. In HMRC’s view, however, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of the issue of share capital. HMRC’s view is currently being challenged in further litigation. Neither stamp duty nor SDRT will be payable on a transfer of ordinary shares where no beneficial interest passes, including the transfer of underlying ordinary shares from the Depositary to a holder of the Company’s ADSs. Foreign currency translation For the periods indicated in the tables below, the average exchange rate between Sterling and the US dollar, calculated by using the average of the exchange rates at the close of business in London on the last trading day of each month in the period, were as follows: Year ended 31 December £1=US$ 2010 1.54 2011 1.60 2012 1.59 2013 1.57 2014 1.65 For the periods indicated in the table below, the high and low exchange rate between sterling and the US dollar were as follows: £1=US$ Month High Low September 2014 1.66 1.61 October 2014 1.62 1.59 November 2014 1.60 1.56 December 2014 1.57 1.55 January 2015 1.54 1.50 February 2015 1.55 1.50 March 20151 1.54 1.47 1 Up to and including 25 March 2015. At the close of business in London on 25 March 2015, the sterling/US dollar exchange rate was £1=US$1.49.

187 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Significant differences between corporate governance practices and NYSE listing standards Background Our corporate governance practices are designed to be compliant with the principles and provisions specified by the UK Corporate Governance Code. Our statement of compliance with the principles and provisions of the Code is set out on page 44. We have also adopted the corporate governance requirements of the US Sarbanes-Oxley Act of 2002 and related listing standards of the NYSE, to the extent that they are applicable to a foreign private issuer. We disclose below the significant differences between our corporate governance practices and those that are required of US companies that are listed on the NYSE. Corporate governance guidelines The Code contains a series of principles and provisions. It is not, however, mandatory for companies to follow these principles. Instead, companies must disclose how they have applied them and, if applicable, must disclose and explain the reasons for any areas of non-compliance. By comparison, the NYSE listing standards require US companies to adopt and disclose corporate governance guidelines. Independence Different tests of independence for directors are applied under the Code and the NYSE listing standards. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of the non-executive directors except Kent Masters is independent within the meaning of those requirements. As the Company is a foreign private issuer, the Board is not required to take into consideration the definition of independence set out in the NYSE’s listing standards. Committees NYSE listing standards require US companies to have a nominating/corporate governance committee, an audit committee and a compensation committee, each composed entirely of independent directors. Each of these committees is required to have a written charter which addresses the committee’s purpose and responsibilities and the compensation committee must have sole authority and adequate funding to engage compensation consultants, independent legal counsel and other external advisers. We have terms of reference for our Nominations Committee, Audit Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website. Whilst these terms of reference are generally consistent with the requirements of the NYSE listing rules, they may not address all aspects of those rules. NYSE listing standards specify that the nominating/corporate governance committee is responsible for identifying individuals qualified to become members of the Board and to recommend to the Board a set of corporate governance principles. The Code requires companies to have a nominations committee but does not require a corporate governance committee. Our Nominations Committee is concerned only with the membership of the Board. Corporate governance issues are discussed and decided upon at meetings of the Board. NYSE listing standards require the audit committee to comprise at least three independent directors. Whilst our Audit Committee comprises independent non-executive directors (and currently has five members), it should be noted that only two members of the committee need be present for there to be a quorum. Compliance certification NYSE rules require that the CEO of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any of the NYSE’s corporate governance listing standards. As the Company is a foreign private issuer, the CEO is not required to make this certification. However, the CEO is required to notify the NYSE promptly in writing if any of the Company’s executive officers become aware of any non-compliance with those NYSE corporate governance listing standards that are applicable to the Company. Documents on display The Company is subject to the information requirements of the US Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the Company files an annual report on Form 20-F and other related documents with the SEC. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Information submitted by the Company to the SEC may be inspected at the SEC’s public reference rooms located at 100 F Street NE, Washington, DC, 20549. Information on the operation of the public reference room can be obtained by calling the SEC’s Office of Investor Education and Advocacy on +1 800 732 0330. You may also access information submitted by the Company to the SEC through the SEC’s website, www.sec.gov

188 Amec Foster Wheeler Annual report and accounts 2014 Item Form 20–F caption Location in this document Page 1 Identity of directors, senior management and advisers Not applicable n/a 2 Offer statistics and expected timetable Not applicable n/a 3 Key information A – Selected financial data Five-year record 192 Foreign currency translation 186 B – Capitalisation and indebtedness Not applicable n/a C – Reasons for the Offer and Use of Proceeds Not applicable n/a D – Risk Factors Risk Factors 164-168 4 Information on the Company A – History and development of the Company History and Development 163 Note 24 – Acquisitions and disposals 148-151 B – Business overview Amec Foster Wheeler at a glance 2-5 Chief Executive’s statement 8-11 Our business model 14-15 Delivering excellence 16-19 Our markets 26-27 Financial review – Seasonality 31 C – Organisational structure Principal subsidiaries and joint ventures 190-191 D – Property, plant and equipment Financial review – Property, plant and equipment 38 4A Unresolved staff comments None 5 Operating and financial review and prospects A – Operating results Financial review – Operating results 30-35 Prior year operating results 173-175 B – Liquidity and capital resources Financial review – Liquidity and capital resources 35-37 Note 19 – Capital and financial risk management 134-139 Note 23 – Analysis of (net debt)/cash 147 C – Research and development, patents, licences etc Financial review – Research and development 37 D – Trend information Global market trends 25 Financial review – Operating results 30-35 E – Off-balance sheet arrangements Financial review – Off-balance sheet arrangements 39 Note 25 – Commitments – Operating lease commitments 152 Note 26 – Contingent liabilities 153 F – Tabular disclosure of contractual obligations Financial review – Contractual obligations 39 G – Safe harbor Forward-looking statements 194 6 Directors, senior management and employees A – Directors and senior management Our board of directors 45-47 B – Compensation Directors’ remuneration report 68-73 Note 27 – Related party transactions 154 C – Board practices Our board of directors 45-47 Directors’ remuneration report 66 Audit committee 51 Remuneration committee 60 D – Employees Note 6 – Staff costs and employee numbers 117 E – Share ownership Note 22 – Share capital and reserves – Share-based payments 144 Note 27 – Related party transactions 154 7 Major shareholders and related party transactions A – Major shareholders Other information – Shareholdings 179 B – Related party transactions Note 27 – Related party transactions 154 C – Interests of experts and counsel Not applicable n/a Cross reference to Form 20-F

189 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Item Form 20–F caption Location in this document Page 8 Financial information A – Consolidated financial statements and other Consolidated financial statements 96-155 financial information Report of independent registered public accounting firm 95 – Legal proceedings Note 26 – Contingent liabilities 153 – Dividends Financial Review – Dividend 33 B – Significant changes None n/a 9 The offer and listing A – Offer and listing details Other information – Share price history 179 B – Plan of distribution Not applicable n/a C – Markets Other information – Markets 178-179 D – Selling shareholders Not applicable n/a E – Dilution Not applicable n/a F – Expenses of the issue Not applicable n/a 10 Additional information A – Share capital Not applicable n/a B – Memorandum and articles of association Other information – Articles of Association 180-182 C – Material contracts Other information – Material contracts 182-183 D – Exchange controls Other information – Exchange controls and other limitations affecting security holders 183 E – Taxation Other information – Taxation information for US Holders 183-186 F – Dividends and paying agents Not applicable n/a G – Statement by experts Not applicable n/a H – Documents on display Other information – Documents on display 187 I – Subsidiary information Not applicable n/a 11 Quantitative and qualitative disclosures about market risk Note 19 – Capital and financial risk management 134-139 12 Description of securities other than equity securities A – Debt securities Not applicable n/a B – Warrants and rights Not applicable n/a C – Other securities Not applicable n/a D – American depositary shares Other information – Holders of ADSs – Fees payable by ADS holders 177-178 13 Defaults, dividend arrearages and delinquencies None n/a 14 Material modifications to the rights of security holders and use of proceeds None n/a 15 Controls and procedures Accountability – Internal controls 82 16A Audit Committee financial expert Audit committee – Members 51 16B Code of ethics Leadership – Board role and responsibilities 49 16C Principal accountant fees and services Audit committee – External audit 54 16D Exemptions from the listing standards for audit committees Not applicable n/a 16E Purchase of equity securities Other information – Purchase of ordinary shares 179 16F Change in registrant’s certifying accountant Not applicable n/a 16G Corporate governance Other information – Significant differences between corporate governance practices and NYSE listing standards 187 16H Mine safety disclosure Not applicable n/a 17 Financial statements Not applicable n/a 18 Financial statements Consolidated financial statements 96-155 19 Exhibits Filed with the SEC

190 Amec Foster Wheeler Annual report and accounts 2014 We set out below details of the Company’s principal trading subsidiaries and joint ventures. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in England & Wales and carry on their activities principally in their countries of incorporation. Except where marked with an asterisk, the Company’s shareholdings are held indirectly through subsidiaries. A full list of the Company’s subsidiaries and joint ventures will be filed with the Company’s annual return to the Registrar of Companies. Principal subsidiaries and joint ventures As at 31 December 2014 Subsidiaries AMEC CADE Ingenieria y Desarollo de Proyectos Limitada (Chile) AMEC Canada Holdings Inc. (Canada) Amec Foster Wheeler Australia Holding Company Pty Ltd (Australia) †Amec Foster Wheeler AES, Inc. (US) †Amec Foster Wheeler Americas Limited (Canada) Amec Foster Wheeler Australia Pty Limited (Australia) Amec Foster Wheeler Asia KK (Japan) ^Amec Foster Wheeler Asia Pacific Pte. Ltd (Singapore) ^Amec Foster Wheeler Bimas Birlesik Insaat vs Muhendislik A.S. (Turkey) ^Amec Foster Wheeler Constructors, Inc. (US) ^†Amec Foster Wheeler Consulting Poland Sp. Z.O.O. (Poland) Amec Foster Wheeler Earth and Environmental (UK) Limited ^Amec Foster Wheeler Energi Aktiebolag (Sweden) ^Amec Foster Wheeler Energia GmbH (Germany) ^†Amec Foster Wheeler Energia, S.L.U. (Spain) ^†Amec Foster Wheeler Energy Limited ^†Amec Foster Wheeler Energy Management (Shanghai) Company Limited (China) Amec Foster Wheeler Environment & Infrastructure Pty Limited (Australia) ^Amec Foster Wheeler Engineering & Construction Design (Shanghai) Co, Ltd (China) ^Amec Foster Wheeler Engineering & Consulting (Shanghai) Co Ltd (China) Amec Foster Wheeler Engineering Holdings Pty Limited (Australia) Amec Foster Wheeler Engineering Pty Limited (Australia) Amec Foster Wheeler Environment & Infrastructure UK Limited †Amec Foster Wheeler Environment & Infrastructure, Inc. (US) †Amec Foster Wheeler E&C Services, Inc. (US) Amec Foster Wheeler E & I GmbH (Germany) *Amec Foster Wheeler Finance Limited Amec Foster Wheeler Finance Asia Limited ^†Amec Foster Wheeler France S.A. (France) ^†Amec Foster Wheeler Global E&C S.r.l. (Italy) *Amec Foster Wheeler Group Limited ^†Amec Foster Wheeler Iberia, S.L.U. (Spain) †Amec Foster Wheeler Inc. (Canada) ^Amec Foster Wheeler India Private Limited (India) ^†Amec Foster Wheeler International Trading (Shanghai) Company Limited (China) ^†Amec Foster Wheeler Italiana S.r.l. (Italy) †Amec Foster Wheeler Kamtech, Inc. (US) ^Amec Foster Wheeler Martinez, Inc. (US) †Amec Foster Wheeler NCL Limited (Canada) ^Amec Foster Wheeler North America Corp. (US) †Amec Foster Wheeler Nuclear Czech Republic, a.s. (Czech Republic) †Amec Foster Wheeler Nuclear France SAS (France) Amec Foster Wheeler Nuclear Holdings Limited Amec Foster Wheeler Nuclear International Limited †Amec Foster Wheeler Nuclear RO SRL (Romania) †Amec Foster Wheeler Nuclear Slovakia s.r.o. (Slovakia) Amec Foster Wheeler Nuclear UK Limited †Amec Foster Wheeler Oil & Gas, Inc. (US) ^Amec Foster Wheeler Power Group Asia Limited (China) ^†Amec Foster Wheeler Power S.r.l. (Italy) ^Amec Foster Wheeler Power Systems, Inc. (US) *Amec Foster Wheeler Property and Overseas Investments Limited †Amec Foster Wheeler s.r.o. (Czech Republic) ^Amec Foster Wheeler Talcahuano, Operaciones y Mantenciones Limitada (Chile) †Amec Foster Wheeler Ventures, Inc. (US) Amec Foster Wheeler Zektin Architecture Pty Limited Amec Foster Wheeler Zektin Pty Limited AMEC Holdings, Inc. (US) AMEC International Limited AMEC International Ingenieria y Construcción Limitada (Chile) AMEC Liberia Inc. (Liberia) AMEC (Malaysia) Sdn Bhd (Malaysia) AMEC NSS Limited (Canada) AMEC Operations Ghana Limited (Ghana) AMEC Operations S.R.L. (Romania) AMEC (Peru) S.A. (Peru) ^Foster Wheeler Chile, S.A. (Chile)

191 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information Subsidiaries continued ^Foster Wheeler Colombia S.A.S. (Colombia) ^Foster Wheeler E&C (Malaysia) Sdn. Bhd. (Malaysia) (70%) ^Foster Wheeler Energia Oy (Finland) ^Foster Wheeler Energia Polska Sp. z.o.o. (Poland) ^Foster Wheeler Engineering A.G. (Switzerland) ^Foster Wheeler Hellas Engineering & Construction Societe Anonyme (Greece) ^Foster Wheeler Inc. (US) ^Foster Wheeler Intercontinental Corporation (US) ^Foster Wheeler International Corporation (US) ^Foster Wheeler Limited ^Foster Wheeler LLC (US) ^Foster Wheeler (Philippines) Corporation (Philippines) (99.962%) ^Foster Wheeler South Africa (PTY) Limited (South Africa) (70%) ^Foster Wheeler (Thailand) Limited (Thailand) ^Foster Wheeler Services (Thailand) Limited (Thailand) ^Foster Wheeler USA Corporation (US) Kromav Engenharia S.A. (Brazil) (50%) ^OOO Foster Wheeler (Russia) ^Martinez Cogen Limited Partnership (US) (99%) ^Mossel Bay Energy IPP Limited (South Africa) (90%) ^†PT Amec Foster Wheeler Indonesia (Indonesia) (55%) ^PT Foster Wheeler O&G Indonesia (Indonesia) (90%) QEDI Commissioning and Completions (Canada) Limited (Canada) QED International (UK) Limited (Scotland) Rider Hunt International Limited Rider Hunt International (USA) Inc. (US) Terra Nova Technologies, Inc. (US) *Directly owned. ^ Entity acquired with Foster Wheeler in November 2014. The Company initially acquired a 95.3% interest in Foster Wheeler but acquired the noncontrolling interest on 19 January 2015. In the above table, the interest shown is that owned by the Company as at 19 January 2015. In each case, the Company owned only 95.3% of the interest shown as at 31 December 2014. † Name shown is the entity’s name at 25 March 2015, which is different from its name at 31 December 2014. Joint ventures AMEC Black Cat LLC (Qatar) (49%) AMEC Black & McDonald Limited (Canada) (50%) AMEC Larastia Sdn Bhd (Malaysia) (49%) AMEC Samsung Oil and Gas LLC (US) (49%) ^Centro Energia Ferrara S.p.A (Italy) (41.65%) ^Centro Energia Teverola S.p.A (Italy) (41.65%) Clough AMEC Pty Ltd (Australia) (50%) ^Construccion e Ingenieria Chile FI Limitada (Chile) (50%) ^Construccion e Ingenieria FIM Chile, Limitada (Chile) (33.33%) Core Tech-AMEC-SKEC, LLC (Guam) (50%) ^Foster Wheeler and Partners Engineering Company (Saudi Arabia) (50%) ^Foster Wheeler Energy FAKOP Sp. z.o.o. (Poland) (53.35%) ^Foster Wheeler Kentz Energy Services DMCC (UAE) (50%) ^Foster Wheeler Power Machinery Company Limited (China) (52%) ^FW (Hebei) Engineering Design Co Ltd (China) (49%) ^FWP Joint Venture (Singapore) (50%) Incheon Bridge Co. Ltd (Korea) (23%) ^Lomellina Energia S.r.l. (Italy) (39.2%) Nuclear Management Partners Limited (UK) (36%) Paragon Angola Engenharia E Serviços, Limitada (Angola) (60%) ^Petropower Energia Limitada (Chile) (85%) ^Project Management Holdings Limited (Ireland) (25%) PT AMEC Berca Indonesia (50%) Shanghai Zone Petrochemical Engineering Co., Ltd. (China) (50%) ^Socar-Foster Wheeler Engineering LLC (Azerbaijan) (35%) ^Voreas S.r.l. (Italy) (50%)

192 Amec Foster Wheeler Annual report and accounts 2014 Consolidated income statement data Year ended 31 December £m unless stated 2014 2013 Restated1 2012 Restated1 2011 Restated1 2010 Continuing operations Revenue 3,993 3,974 4,088 3,133 2,786 Adjusted profit before tax2 317 332 327 316 282 Exceptional items (98) (25) (24) (6) 11 Amortisation of intangible assets (49) (47) (44) (39) (25) Net asbestos-related expense (9) – – – – Share of tax of joint ventures (6) (5) (5) (7) (7) Profit before tax 155 255 254 264 261 Income tax (49) (69) (47) (53) (25) Profit from continuing operations 106 186 207 211 236 (Loss)/profit from discontinued operations (27) (8) 2 16 (9) Profit for the year 79 178 209 227 227 Earnings per ordinary share Continuing operations: – Basic 36.1p 63.8p 65.2p 64.4p 73.0p – Adjusted diluted3 79.5p 87.2p 78.6p 71.6p 62.6p Total operations: – Basic 27.2p 61.1p 65.8p 69.2p 70.1p – Diluted 26.5p 59.8p 64.6p 67.8p 68.5p Dividends per ordinary share4 43.3p 42.0p 36.5p 30.5p 26.5p Dividend cover5 1.8x 2.1x 2.2x 2.3x 2.4x Consolidated balance sheet data As at 31 December £m unless stated 2014 2013 2012 2011 2010 Goodwill and other intangible assets 3,319 907 969 848 621 Other non-current assets 593 253 245 203 199 Current assets 2,066 1,224 1,304 1,404 1,443 Total assets 5,978 2,384 2,518 2,455 2,263 Current liabilities (2,237) (1,004) (1,151) (828) (746) Non-current liabilities (1,717) (256) (284) (253) (242) Net assets 2,024 1,124 1,083 1,374 1,275 Share capital 194 152 154 169 169 Other reserves 1,801 970 925 1,204 1,103 Equity attributable to holders of the parent 1,995 1,122 1,079 1,373 1,272 Non-controlling interests 29 2 4 1 3 Total equity 2,024 1,124 1,083 1,374 1,275 Number of ordinary shares in issue (millions) 389 304 308 338 338 Net working capital 23 99 54 55 (43) Net (debt)/cash (803) 121 99 521 740 1 The selected financial data set out above has been extracted from the consolidated financial statements for the relevant year prepared in accordance with IFRS except that the income statement data for 2012, 2011 and 2010 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued operation and the adoption of IAS 19 (Revised 2011) ‘Employee Benefits’. 2 Adjusted profit before tax represents profit before tax before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures. 3 Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares. 4 The dividend for 2014 includes the proposed final dividend for the year of 28.5p per ordinary share. 5 Dividend cover represents the dividend per ordinary share as a multiple of adjusted diluted earnings per share from continuing operations. Five-year record (unaudited)

193 Amec Foster Wheeler Annual report and accounts 2014 Financials Governance Strategic report Additional information ADSs American Depositary Shares, evidenced by ADRs, the form in which the Company’s ordinary shares are traded on the NYSE ADRs American Depositary Receipts, issued in respect of ordinary shares deposited with State Street Bank & Trust Company, as custodian for the Depositary AGM Annual General Meeting of the Company’s shareholders AMEC used for convenience to refer to the Company and its subsidiaries prior to the acquisition of Foster Wheeler, unless the context requires otherwise Amec Foster Wheeler used for convenience to refer to the Company and its subsidiaries, unless the context requires otherwise the Articles the Company’s Articles of Association, which set out the Company’s constitution Basis point one hundredth of one percentage point the board the collective term for the executive and non-executive directors of the Company CEO Chief Executive CFO Chief Financial Officer the Code the UK Corporate Governance Code issued by the FRC (formerly the Combined Code) the Companies Act 2006 the Companies Act 2006 of England and Wales, as amended the Company Amec Foster Wheeler plc, formerly AMEC plc the Depositary Deutsche Bank Trust Company Americas, the Depositary for the Company’s ADR programme Downstream the refining or processing of crude oil into finished fuel products the DRIP the Dividend Re-Investment Plan operated by the Company the DTRs the Disclosure & Transparency Rules of the UKLA E&C Engineering & Construction E&I Environment & Infrastructure EPC Engineering, Procurement & Construction (conducted on a fixed price basis) EPCM Engineering, Procurement & Construction Management (conducted on a cost- reimbursable basis) the EU the European Union Glossary Euro or € the common currency used in the majority of the member countries of the EU the FCA the UK Financial Conduct Authority Foster Wheeler used for convenience to refer to Foster Wheeler AG and its subsidiaries, unless the context requires otherwise the FRC the UK Financial Reporting Council GPG the Global Power Group, one of the Group’s business units the Group the Company and its subsidiaries HMRC Her Majesty’s Revenue & Customs, the UK taxation authority the IASB the International Accounting Standards Board IFRS International Financial Reporting Standards, comprising accounting standards issued by the IASB the IRC the US Internal Revenue Code of 1986, as amended the IRS the Internal Revenue Service, the US taxation authority LIBOR London Interbank Offered Rate, a benchmark interest rate for instruments of the specified currency and maturity NASDAQ the National Association of Securities Dealers Automated Quotations the NYSE the New York Stock Exchange a PFIC a Passive Foreign Investment Company for US federal income tax purposes Pound sterling, £, pence or p the currency of the UK SDRT Stamp Duty Reserve Tax the SEC the US Securities and Exchange Commission SOX the US Sarbanes-Oxley Act of 2002 UK the United Kingdom of Great Britain and Northern Ireland UK GAAP accounting practice generally accepted in the UK UKLA UK Listing Authority Upstream the exploration, production and transportation of oil and gas US the United States of America US dollars, US $, cents or c the currency of the US US GAAP accounting principles generally accepted in the US

194 Amec Foster Wheeler Annual report and accounts 2014 This annual report contains a number of ‘forward-looking statements’ with respect to the Group’s financial condition, results of operations and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to: X our expectations regarding the Group’s financial and operating performance, including statements contained within the strategic report on pages 1 to 41 of this document, including the Outlook statement on page 39, and the performance of joint ventures and newly-acquired businesses; X intentions and expectations regarding the contracts entered into by the Group or by third parties, including new services, such as the supply of consultancy, engineering and project management services; X expectations regarding the global economy and the Group’s operating environment, including future market conditions and trends; X revenue and growth expected from Amec Foster Wheeler’s business and its expectations with respect to long-term shareholder value growth; X our ability to acquire new contracts, expected growth prospects and growth in our customer base generally; and X expected benefits associated with the acquisition of Foster Wheeler. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as ‘will’, ‘anticipates’, ‘aims’, ‘could’, ‘may’, ‘should’, ‘expects’, ‘believes’, ‘intends’, ‘plans’ or ‘targets’. By their nature, forwardlooking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: X global economic conditions or other macro-economic developments in the geographic regions and markets in which the Group operates, including fluctuations in exchange rates; X changes in commodity prices which may impact demand for the Group’s services; X the Group’s exposure to the risks associated with operating in emerging markets; Forward-looking statements X the failure to meet customer expectations on project delivery, which could result in damage to reputation and/or loss of repeat business and potentially lead to litigation; X long-term contracts which may be subject to early termination, variation or non-renewal provisions; X projects included in the Group’s order book which may be delayed or cancelled; X lump-sum contracts, which are subject to the risks associated with unanticipated modifications, technical problems and delays; X the loss of senior management or difficulty in attracting and retaining appropriately skilled personnel; X the failure to comply with health, safety and environmental laws; X the possibility of major safety incidents that can lead to reputational damage and increase potential liabilities; X obligations and liabilities relating to the Group’s divested and non-core businesses; X the failure or security breaches of its information technology systems and/or data security; and X the failure to comply with anti-corruption laws and regulations, economic sanction programmes or other laws and regulations, which may result in the Group becoming subject to fines or penalties and the disruption of its business activities. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading ‘Risk factors’ on pages 164 to 168 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forwardlooking statements in this document will be realised. Subject to compliance with applicable law and regulations, the Company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

This report is printed using vegetable-based inks by Pureprint Group, a company totally committed to reducing the impact printing has on the environment. The production of this report is carbon neutral and Pureprint Group is certified to ISO 14001, registered to EMAS (Eco Management Audit Scheme) and holds the FSC® (Forest Stewardship Council) Chain of Custody; number SCS-COC-000620 as well as the Queen’s Award for Enterprise: Sustainable Development. This report is printed on Olin Smooth Absolute White, a paper produced from 100% ECF (elemental chlorine free) wood pulps from well managed forests certified in accordance with the rules of the FSC®. The producing mill is certified to ISO 14001 and EMAS environmental management systems. Designed and produced by Langsford +44 (0) 20 7378 1457 www.langsford.co.uk

Registered office Booths Park Chelford Road Knutsford Cheshire WA16 8QZ UK Head office Old Change House 128 Queen Victoria Street London EC4V 4BJ UK Telephone: +44 (0) 20 7429 7500 www.amecfw.com Amec Foster Wheeler plc Annual report and accounts 2014

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Articles of Association of Amec Foster Wheeler plc

2.1

Form of Deposit Agreement among AMEC plc, Deutsche Bank Trust Company Americas, as depositary and the holders and beneficial owners of Amec Foster Wheeler ADSs (incorporated by reference to Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-198926), filed on 25 September 2014)

2.2

Credit Facilities Agreement, dated 13 February 2014, between AMEC plc and Bank of America Merrill Lynch International Limited, as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank plc, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc, as Original Mandated Lead Arrangers, and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

2.3

Global Transfer and Amendment Agreement, dated 28 March 2014, relating to a US$2,160,000,000 Credit Facilities Agreement, dated 13 February 2014, between AMEC plc and Bank of America Merrill Lynch International Limited, as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank plc, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc, as Original Mandated Lead Arrangers, and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

2.4

Amendment and Restatement Agreement, dated 14 July 2014, relating to a US$2,160,000,000 Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014), between AMEC plc and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

2.5

Agreement, dated 13 February 2014 (as amended on 28 March 2014 and as amended and restated on 14 July 2014) relating to a US$2,260,000,000 Credit Facilities between AMEC plc and Bank of America Merrill Lynch International Limited as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank plc, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc as Original Mandated Lead Arrangers, BNP Paribas, London Branch, as Original Issuing Bank, and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.1

Implementation Agreement, dated 13 February 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

i

4.2

Letter Agreement, dated 28 March 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.3

Deed of Amendment, dated 28 May 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.4

Second Deed of Amendment, dated 2 October 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.5

Merger Agreement between A-FW International Investments GmbH, AMEC International Investments BV and Foster Wheeler AG, dated 8 December 2014 (incorporated by reference to Exhibit 10.29 to the Post-Effective Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 19 December 2014)

4.6	Rules of the AMEC Performance Share Plan, dated 5 May 2011 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.7

AMEC Group Management Team Bonus Plan Rules 2013, dated 13 February 2013 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.8

AMEC Group Management Team Bonus Plan Rules 2014, dated 5 March 2014 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.9

Foster Wheeler AG Omnibus Incentive Plan, Amended and Restated Effective as of 13 November 2014 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-200169), filed on 13 November 2014)

4.10	Form of Indemnification Agreement for directors of AMEC plc (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.11	Simon Naylor Letter of Indemnity, dated 11 January 2012 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.12	John Pearson Letter of Indemnity, dated 11 January 2012 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.13	Indemnification Agreement between Foster Wheeler Ltd. and Gary T. Nedelka, dated 6 January 2009

4.14

Employment Agreement between AMEC plc and Samir Brikho, dated 25 April 2007 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.15

Employment Agreement between AMEC plc and Ian McHoul, dated 2 July 2008 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.16

Employment Agreement between AMEC plc and Simon Naylor, dated 20 December 2012 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.17

Employment Agreement between AMEC plc and John Pearson, dated 11 July 2006 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.18	Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 1 June 2009

4.19	First Amendment to the Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 1 January 2011

4.20	Second Amendment to the Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 11 November 2013

4.21	Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 6 January 2009

4.22	First Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 21 December 2009

4.23	Second Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 30 August 2010

4.24	Third Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 12 April 2011

4.25	Fourth Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, effective 1 January 2013

4.26	J. Kent Masters Letter of Appointment, dated 2 October 2014 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.27	Stephanie Newby Letter of Appointment, dated 2 October 2014 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.28

Coordination and Settlement Agreement between AMEC plc and J. Kent Masters, dated 2 October 2014 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.29

Mandate Agreement between AMEC plc and J. Kent Masters, dated 2 October 2014 (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.30

Mandate Agreement between AMEC plc and Stephanie Newby, dated 2 October 2014 (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

8.1

Subsidiaries of Amec Foster Wheeler plc (incorporated by reference to the section of Amec Foster Wheeler plc’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 titled “Principal subsidiaries and joint ventures”)

12.1	Certification of Samir Brikho filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Ian McHoul filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1

Certification of Samir Brikho furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (such certifications are not deemed filed for purpose of Section 18 of the Securities Exchange Act of 1934 and not incorporated by reference to any filing under the Securities Act)

13.2

Certification of Ian McHoul furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (such certifications are not deemed filed for purpose of Section 18 of the Securities Exchange Act of 1934 and not incorporated by reference to any filing under the Securities Act)

15.1	Consent of Ernst & Young LLP, independent registered public accounting firm to Amec Foster Wheeler plc

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

AMEC FOSTER WHEELER PLC

	By:	/s/ Alison Yapp
Alison Yapp
General Counsel & Company Secretary

London, England

14 April 2015