Form 20-F
period 2015-12-31
Amec Foster Wheeler plc
filed 2016-03-23
CIK 1328798

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _____

For the transition period from _____ to _____

Commission file number 001-36723

AMEC FOSTER WHEELER PLC

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

(Name, Telephone, E-mail and/or Facsimilie number and Address of Company Contact Person)

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

Ordinary shares	393,131,813

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ Yes  ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☑	Accelerated filer	☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☑ No

Amec Foster Wheeler plc

Annual report and accounts 2015

Welcome to Amec Foster Wheeler

Our vision is to be the most trusted partner for our customers by consistently delivering excellence – bringing together the knowledge, expertise and skills of our people from across our global network.

Strategic report: overview
01	Performance highlights
02	Amec Foster Wheeler at a glance
06	Chairman’s statement
07	Chief Executive’s statement

Strategic report: strategic review
12	Our business model
14	Delivering excellence
18	Principal risks and uncertainties
22	Sustainability
23	Global market trends
24	Our markets

Strategic report: performance review
28	Financial review

Governance
40	Chairman’s governance overview
41	Leadership and effectiveness
	41	Our board of directors
	44	Amec Foster Wheeler governance structure
	45	Board role and responsibilities
	46	Board composition
	47	The Chairman and Chief Executive
	47	Senior Independent Director
	48	Non-executive directors
	49	Board meetings
	50	Conflicts of interest
	51	Professional development
	52	Evaluation
	53	Nominations committee
	55	Our Group Leadership Team
	56	Management committees
57	Accountability
	57	Risk management and internal control systems
	58	Audit committee
	63	Health, safety, security, environmental and ethics (HSSEE) committee
65	Remuneration
	65	Remuneration committee
	67	Directors’ remuneration report
81	Engagement
	81	Relations with shareholders
82	Directors’ report
85	Responsibility statements of the directors

Financials
86	Independent auditor’s report to the members of Amec Foster Wheeler plc
94	Report of independent registered public accounting firm on internal control over financial reporting
95	Report of independent registered public accounting firm
96	Consolidated income statement
97	Consolidated statement of comprehensive income
98	Consolidated balance sheet
99	Consolidated statement of changes in equity
102	Consolidated cash flow statement
104	Notes to the consolidated accounts
157	Company balance sheet
158	Company statement of changes in equity
159	Notes to the company accounts

Additional information
166	History and development
167	Risk factors
172	Performance measures
175	Prior year operating results
180	Information for shareholders
181	Other information
192	Cross reference to Form 20-F
194	Related undertakings
202	Five-year record (unaudited)
203	Glossary
204	Forward-looking statements

Performance highlights

2015 was a year of contrasting forces.

Key performance indicators

We use a variety of other key performance indicators to track our progress towards our goals. These relate to the elements of our business model and can be found in the strategic report on pages 12 and 13.

Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures on pages 172 to 174.

1	Continuing operations.

2	Figures for 2012 and 2011 have been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued operation and the adoption of IAS 19 (Revised 2011) ‘Employee Benefits’.

3	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

4	Adjusted diluted earnings per share represents profit for the year before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

5	The dividend values disclosed in cents were calculated at the following year end exchange rates:
31 December 2015 – 1.4739
31 December 2014 – 1.5593
31 December 2013 – 1.6563
31 December 2012 – 1.6255
31 December 2011 – 1.5541
This represents an estimate and no representation can be made that the dividend could have been converted into US dollars at this rate, and as a result these figures have been included in square brackets in the table above.

Amec Foster Wheeler Annual report and accounts 2015	01

Amec Foster Wheeler at a glance

Amec Foster Wheeler operates across the whole of the oil & gas value chain – from production to refining, processing and distribution of derivative products – in mining, clean energy and the environment & infrastructure markets, employing around 40,000 people in more than 55 countries.
Total revenue 2015
£5.5bn

Employees 2015 40k

02	Amec Foster Wheeler Annual report and accounts 2015

Our operations

Our operations are structured into four business units – three with geographic remits and one with a global remit (see overviews below).

This structure has been designed to further enable collaboration and promote greater growth opportunities.

Americas

The largest of our business units, with around 16,000 employees and approximately 150 offices in 10 countries, across North and South America.

The business is balanced across our markets. In oil & gas, we are delivering world scale projects across a portfolio of upstream, midstream and downstream business, with a leadership position in the oil sands of Canada, a strong US position onshore and in the Gulf of Mexico and a growing presence in Mexico. We provide a full-service solution in the mining market from our leading position in consulting, project delivery and remediation. In clean energy, we have a strong renewables business supporting the development of solar and wind projects, a robust nuclear position and a growing development of gas power. Throughout our geographies we are a leading environmental consultancy.

Northern Europe & CIS (NECIS)

Northern Europe & the Commonwealth of Independent States has around 12,500 employees operating in more than 120 locations across 20 countries, with its expertise extending into many more.

The unit has broad-based customer reach across three of our markets: in environment & infrastructure; clean energy – notably in the nuclear industry, including asset support, decommissioning and new-build programmes; and oil & gas – across the value chain and lifecycle for projects onshore and offshore, from pre-feasibility consulting to late-life management and decommissioning.

Asia, Middle East, Africa and Southern Europe (AMEASE)

The Asia, Middle East, Africa & Southern Europe (AMEASE) unit has over 8,000 employees, spread across more than 40 locations, with strong capabilities and customer reach across each of our oil & gas, environment & infrastructure and mining markets.

In addition to our regional locations, we also have our E&I and clean energy group which works across all markets and is focused on delivering major construction projects and specialty consulting services across key geographies throughout AMEASE and beyond.

Global Power Group

Operating three manufacturing facilities, two cogeneration plants, 10 engineering and service centres in seven countries and employing around 2,500 employees, this business unit designs, supplies and erects steam generating, auxiliary and air pollution control equipment, as well as a wide range of aftermarket products and services.

Delivering projects and services virtually anywhere in the world, we enable utilities, independent power producers and industrial customers to achieve their power, process steam and environmental goals.

Amec Foster Wheeler Annual report and accounts 2015	03

Amec Foster Wheeler at a glance continued

Our customers include
BP	KOC
ConocoPhilips	Kuwait National Petroleum Co
Duke Energy	Louisville Gas & Electric Co
EDF	Newmont
Enterprise Products Operating LLC	Owens Corning
Equistar Chemicals LP	PEMEX
ExxonMobil	Sempra
Georgia Pacific	Shell
Georgia Power	Talisman Sinopec
K&S Potash Canada	Zadco

Order book
£6.6bn

Our four markets

Our diversified approach with operations across four markets balances risk and maximises opportunity over the long term. We provide similar services across our markets (see pages 24 to 25), winning work through strong customer relationships and our proven ability to deliver projects successfully. Many of the skills and services we provide to our customers are transferable across markets.

Oil & Gas

We are involved in every part of the project delivery phase across the oil & gas value chain, but we specifically do not operate in early cycle exploration or drilling.

Clean Energy

In renewables we provide a full-service engineering, procurement and construction solution on wind, solar, biomass and biofuels projects. We also support the full lifecycle of nuclear energy and are a respected leader in the design and supply of combustion and steam generation equipment.

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

04	Amec Foster Wheeler Annual report and accounts 2015

Our sectors

Upstream Full lifecycle for the upstream oil & gas industry – offshore and onshore	Midstream Providing transportation for the midstream oil & gas industry

Downstream Executing downstream projects in refining, chemicals and petrochemicals	Mining Expertise and delivery from concept to closure

Nuclear Expertise spanning the entire lifecycle of complex nuclear assets	Renewables/Bioprocess A century of experience supporting today’s renewable energy

Conventional Power High-value services, equipment and technology for power plants	Transmission & Distribution Innovative and high-value added solutions

Water Global expertise in every aspect of water, from source to ocean	Government Comprehensive environmental, engineering services and design

Industrial/Pharmaceutical Offering a whole world of technical expertise and full lifecycle services	Transportation & Infrastructure Innovative solutions for complex transportation needs

Amec Foster Wheeler Annual report and accounts 2015	05

Chairman’s statement

John Connolly

Chairman

The last year has been one of significant challenge and change in your company.

Having completed the acquisition of Foster Wheeler at the end of 2014, the group tackled the task of integrating the two companies to create the new Amec Foster Wheeler. This took place during a year when the significant oil price decline and consequent actions across the oil & gas sector produced extremely turbulent and challenging markets for our business. Whilst we will continue for some time to operate in these harsh markets, your board remains confident that the strategic rationale for the Amec Foster Wheeler combination remains sound.

As we announced, Samir Brikho stepped down from the Chief Executive role on 17 January and left the company, with Ian McHoul appointed interim CEO from that date. Samir was Chief Executive for nine years and made a significant contribution to the development of the group during that period and, on behalf of the board, I want to thank him for his commitment and contribution during his tenure. I also want to thank Ian McHoul for stepping into this role to steer the company forward in the period ahead. The board has progressed the search for a new CEO, supported by Korn Ferry, and we anticipate making an announcement on this in due course.

In the Chief Executive’s statement on page 7, Ian McHoul reports on progress and our near term priorities. As already announced your board concluded that an appropriate action in these markets is to lower the dividend (see below). A priority was to execute a refinancing and in March 2016 we announced that the new financing for the company’s medium term was in place, with total facilities of £1.7 billion, which gives us substantial headroom and marks another important step towards further strengthening our balance sheet. The executive team continue to execute a clear strategic plan to optimise the group’s performance during these challenging market conditions.

Your board

There have been a number changes to your board since the start of 2015:

►	Kent Masters, formerly the Chief Executive Officer at Foster Wheeler AG, was appointed a non-executive director on 13 February 2015 for an initial term of three years, which will end at the 2018 AGM

►	Neil Carson was appointed Senior Independent Director and Chairman of our Remuneration Committee on 14 May 2015 following the previously-announced retirement from the board of Simon Thompson at the close of the annual general meeting, having served two three-year terms as a Director
►	Roy Franklin, currently Chairman of Keller Group plc, deputy chairman of Statoil ASA and a non-executive director of Santos Ltd, was appointed an independent non-executive director and member of the nominations committee, with effect from 1 January 2016

►	As reported above, Samir Brikho stepped down from his position as Chief Executive on 17 January 2016. Ian McHoul was appointed interim CEO, in addition to his role as Chief Financial Officer with effect from 17 January 2016

Full biographical details of your board can be seen on pages 41 to 43.

Diversity remains another key area of focus for your board and your company has made great strides in this area – not just the diversity of human capital (individual characteristics, skills and gender) but also, as I have mentioned previously, in thought diversity. Collaboration, teamwork and respect for each other, combined with an assiduous attention to health, safety, security and the environment will ensure that we remain at the top of our game, despite competitive pressures and market conditions. And here again we see further benefits from the merged operating practices following our acquisition of Foster Wheeler where we have created a best of both approach.

I also want to comment on health and safety, which remains an absolute priority throughout the organisation. The Chief Executive reports to the board on this at every meeting and our Health, Safety, Security, Environmental & Ethics Committee (see page 63) has an increasingly key role to ensure we protect our people, our customers and everyone associated with our projects. Your company will benefit from our best-in-class approach, which is clearly understood and upheld throughout the group.

Your Company’s performance

The tough market conditions will continue for longer than originally expected and these have been reflected in the performances of your company across our four markets – oil & gas, mining & metals, clean energy and environment & infrastructure (more details can be seen on pages 24 to 25). Our 2015 trading profit1 was £374m and our proposed final dividend is 14.2p per share, making a total of 29.0p per share for the year. If approved at your Company’s annual general meeting on 27 April 2016, it will be paid on 4 July 2016 to those shareholders on the register at close of business on 27 May 2016.

Conclusion

My fellow directors and I remain strongly convinced of Amec Foster Wheeler’s potential. We believe that your company’s strategy, strength & depth of customer relationships and breadth of skills & capabilities will enable us to optimise our performance in these down markets and position your company to take advantage of better markets when they return.

Difficult times call for strong leadership and I would like to thank our leadership team and everyone in Amec Foster Wheeler for their valued contribution to date and their commitment to delivering our future potential.

John Connolly

Chairman

10 March 2016

1 Non-IFRS measure (see Performance measures on pages 172 to 174)

06	Amec Foster Wheeler Annual report and accounts 2015

Chief Executive’s statement

Ian McHoul Chief Financial Officer and interim CEO	Dividend per share for the year 29.0p	Adjusted diluted EPS for 2015 67.7p

Following a board meeting on 17 January, the Company announced the departure of Samir Brikho on 18 January 2016, since when I have fulfilled the dual roles of Chief Financial Officer and interim CEO. My finance report can be found on page 28 and I would, for the record, like to wish Samir all the best for the future.

2015 was a year of contrasting forces. We successfully launched our new operating model on 1 January, so creating the platform from which to develop and grow our business. However, market conditions and commodity prices continue to dictate the flow of multiple projects on which we have been working.

Despite the market downturn and the industry-wide mantra about the conditions being ‘tougher for even longer’, we have achieved notable successes in helping our customers achieve greater efficiencies – and we have continued to win projects and contracts across all of our four business units.

In November, in recognition of the harsh environment and future outlook, we announced our intention to reduce our future dividend payments – thereby bringing them back in line with our existing policy of around two times earnings cover.

Tough times call for tough actions and we continue to reduce costs – raising our synergy targets, streamlining our business, focusing our offering, creating greater efficiencies through innovation and partnership and being more flexible to even better support the needs of our customers.

The Group Leadership Team and I are working on creating the most efficient platform for growth in both the current and hopefully more positive market conditions in the mid- to near term future.

2015 results

The challenging backdrop of economic uncertainty continued into 2015 and was exacerbated by the continuing price decline in many of our core commodities. We have delivered a trading profit[1] of £374m, on reduced revenues of £5,455m and proposed a final dividend of 14.2p per share – in line with our November 2015 guidance.

Our cash conversion rate[1] was 104% and adjusted earnings per share[1] of 67.7p. As I am also Chief Financial Officer, I will give more depth and insight into our financial performance in the Financial Review on pages 28 to 37.

We have continued to win interesting and exciting projects in each of our four key markets and across our four business units, resulting from increased collaboration, skills transfer and knowledge sharing.

Order book £6.6bn

Amec Foster Wheeler Annual report and accounts 2015	07

Chief Executive’s statement continued

Delivering on promises

We operate throughout the oil & gas value chain, from production and transportation, through processes that go beyond simple separation and dehydration, to refining or processing crude oil into finished fuel products. This remains the major part of our business, accounting for 54% of our revenues and so the low price of crude oil has had a dramatic impact on our business.

In 2015 we have concentrated on developing innovative ways of working and providing more cost-efficient solutions for our customers, who are also feeling the pain. Our More4Less initiative, which established more momentum during the year, is just one example of how our lean and scalable engineering processes and integrated delivery approach has been proven to deliver notable savings.

During 2015, we won more than 1,000 new projects with a mix of new and existing customers; however, the start dates of a number of these contracts have been delayed by market conditions. Our order book, at £6.6bn, is up on 2014, but does not take into account work won with no confirmed start date.

Our employees continue to work on many of the more interesting and ground-breaking work in our chosen markets, as befits the talent and skills we have. More detail can be found on pages 24 to 25.

In oil & gas we have strengthened our relationship with BP, winning North Sea contracts, have won work in Texas, US with D’Arcinoff, and been awarded projects with SKS, Orpic and the Government of Timor-Leste in Malaysia, Oman and Timor-Leste respectively.

Our clean energy business has seen us win a range of contracts from steam generating and air pollution control to nuclear assessment and solar generation. We have been recognised as a key supplier and strategic player for Mexico’s growing heat recovery steam generator market, with four project wins during 2015; and have won nuclear projects in Canada, France, Japan, UK and USA.

We have seen notable innovation in our environment & infrastructure markets, winning further work for the US Air Force with the Contract Augmentation Program IV in the US and for the design and construction of special facilities in Guam.

Our mining business has been impacted by commodity prices, but notable wins included providing front-end engineering services for the expansion of the Çöpler Gold Mine in Turkey and an engineering procurement and construction contract with Petra Diamonds for its Cullinan Mill Extension Project in South Africa.

Tough environments provide opportunities for diverse thought leaders.	Challenges create a platform from which to showcase our best work.

08	Amec Foster Wheeler Annual report and accounts 2015

Developing full potential

We have blended the skills within our organisation to benefit the needs of our customers and created a platform for long-term growth which, while the slings and arrows of commodity prices may temporarily hurt us, is the right approach for our business in the long term.

Our company has been delivering ground-breaking, energy-related projects and improving the lives of billions of people since 1848.

Operating in over 55 countries, our approach is to forge strong working partnerships with our customers – which include governments, multi-national businesses and communities – to create some of the world’s leading industrial projects.

Our 40,000-strong, skilled workforce ranges from archaeologists to zoologists and almost every profession in between.

And we are good at what we do – designing, delivering and maintaining strategic and complex assets to time and budget. For example, despite the challenging conditions, our Danjing 4 biomass power plant project in South Korea reached commercial operation two weeks ahead of schedule.

We have embedded the concept of using our specifically resourced offices in India as further support for the businesses and we have added greater risk management protocols through our Identify, Acquire, Deliver process.

We deliberately maintain our strong and established positions in mining, clean energy, power generation, environment & infrastructure alongside the oil & gas market to develop complementary skills and services as well as to provide revenue diversification and a form of hedging against market trends.

Diversity is also evident in our approach to life, in the methodology we apply to solving our customers’ problems and in our business strategy.

We have to empower our employees and maintain their career paths and excitement about our future and, as a part of the integration process, we have introduced new systems to further harness our combined potential in living our values and creating a culture of safety, honesty and collaboration – with customer needs at the heart of everything we do.

The Academy, which provides our people with development opportunities towards reaching their full potential, also shifted towards delivering more free and accessible solutions globally, supporting the business need for improved efficiency.

Doing the right thing

Without ethical or safe behaviour we would be just another company, so we aspire to be the best at both.

During the year we introduced our new Code of Business Conduct by which we operate and accompanying online programmes for Code of Business Conduct and anti-bribery and corruption training.

Both are mandatory for all staff to ensure that all our employees, and those working on our behalf, are aware of the laws applicable to us and act in accordance with those laws.

Safety is at the heart of all that we do and we successfully launched our Beyond Zero initiative – meaning zero harm every minute of every day, whatever we do at work or at home.

It includes the tools to enable all our employees to help us achieve a world-class Health, Safety, Security and Environmental performance and includes preparing the ground for a new programme for 2016.

Designed to enable our safety leaders to effectively identify hazard and intervene when they consider safety is being compromised, we call it HEART (for Harm Elimination and Recognition Training).

HEART will equip our safety leaders at supervisory and management levels of our organisation with the confidence and skills to use the technique.

Outlook

Current thinking indicates that low commodity prices will continue to be the largest disruptive factor in our markets for the immediate future – especially in our oil & gas and mining operating units – so we see another tough year ahead in some markets.

However, I have taken great heart from the way our people have buckled down to the challenges set across our business, as the ‘tougher for even longer’ mantra continues to have a major impact on customer decision-making, capital expenditure and project implementation.

In particular, I believe the benefits of our diverse model are already differentiating us, with good opportunities in down stream oil & gas, renewables, government work and UK T&D.

We have almost sixty years’ experience in decommissioning highly complex nuclear assets and the expertise we have can be used to benefit other areas such as retiring UK North Sea oil and gas platforms.

We will continue to partner with our customers to deliver the most innovative, efficient and effective results possible and are looking to put our global resources, people and thinking to work even harder to achieve this.

Our business platform is in place, our operating model is embedded, we are reviewing underperforming assets, we plan to halve our debt by mid 2017 and we are looking to build our business by doing the right thing, delivering on promises and delivering full potential.

Ian McHoul

Chief Financial Officer and interim CEO

10 March 2016

1 Non-IFRS measure (see Performance measures on pages 172 to 174)

Amec Foster Wheeler Annual report and accounts 2015	09

Connected

excellence

through deep customer knowledge

Long-term client relationships help to safeguard the future of our business. Our work with EDF Energy, under a lifetime enterprise agreement, provides technical support and expertise for EDF Energy Generation’s current UK nuclear reactor fleet.

EDF Energy operates 15 reactors at eight nuclear power plants across the UK. Amec Foster Wheeler was chosen to provide services because of our unique range of skills and capabilities in nuclear engineering, combined with a long-standing relationship between the two organisations.

The services we provide will enable EDF Energy to continue delivering the secure, reliable, low-carbon electricity the UK needs now and into the future.

10

Jo Skelton, Section Lead
– Remote Operations, fits
a cowl in the gap between
fuel guide tubes on Amec
Foster Wheeler’s Hot Box
Dome rig at Birchwood,
Warrington, UK. The Hot
Box Dome project is one
of the projects within EDF’s
fleet-critical programme.

11

Our business model

We convert the talents of our people and their customer relationships into a low-risk business.

To succeed we need to deliver excellence to our customers.

Delivering excellence	What this means

People are our principal asset Read more on page 14

Our employees are clever people. Their skills are a scarce resource.

Our highly skilled engineers, project managers, consultants and scientists deliver for our customers, creating long-term customer relationships and a strong reputation for excellence.

We are investing in our High-Value Execution Centres (HVECs) to increase our capability and capacity to take on work cost effectively.

We are customer focused Read more on page 15

We have a wide range of customers around the world.

They include some of the largest international oil companies such as ExxonMobil and BP, chemical companies such as Dow, miners such as Rio Tinto, utility companies such as EDF and government bodies such as US DoD.

Customers rely on our services and solutions Read more on page 16

We provide high-value services – consulting, engineering, project and construction management, and supply chain management.

These skills are critical to the successful development and operation of our customers’ assets – right across their lifecycle.

We have a particularly strong reputation for delivering engineering solutions for complex projects.

We have a flexible and low-risk business model Read more on page 17

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

12	Amec Foster Wheeler Annual report and accounts 2015

Our values

► We listen, understand and respond

► We agree on clear expectations

► We aspire to consistent excellence

► We invest in our people

► We embrace diversity and inclusion

► We connect globally as one team

► We put safety first

► We act ethically and with integrity

► We care about our communities

Managing the challenges	How we measure success

Our future success relies on attracting, developing and retaining the best people.

We need to be flexible, using our people as cost effectively and efficiently as possible. We maintain the highest standards of safety and ethics.

We are committed to encouraging and providing mechanisms for employees to become shareholders in Amec Foster Wheeler and our SAYE share option schemes (Sharesave) allow employees to participate in Amec Foster Wheeler’s share price growth. Sharesave is open to employees in all major countries of operation who meet a minimum service qualification. Offers to participate are currently being made on a regular basis.

We look at the utilisation rate of employees, gender diversity and employee-instigated turnover.

We measure the engagement of our people and the development activity that has taken place and a number of safety measures.

Read more on page 14

We win business because of our reputation for delivery and the strength of our long-term customer relationships. Our diversified customer base limits our dependence on any one customer.	We track levels of customer satisfaction and look to improve our win-to-bid ratio. Read more on page 15

We are adaptable to ensure we offer our customers the right services when and where they need them.

We must be able to deliver these services in a cost-effective way.

We work across a range of cyclical markets, which can impact demand for our services.

We track our revenue growth and our margin progression. We also look at the mix of services we provide and where they sit in the lifecycle of our customers’ assets. Read more on page 16

Our reputation for delivery is very important to our continued success.

We take fixed-price work when we know the customer and the project well.

We have a good track record predicting earnings from each project and contract.

Our profit margin and cash conversion reflect the quality of project delivery.

We also have a range of non-financial measures, including greenhouse gas emissions and completion of project and peer reviews.

Read more on page 17

Amec Foster Wheeler Annual report and accounts 2015	13

Delivering excellence

People are our principal asset

Our success depends upon our people delivering projects successfully for our customers.

To foster the right culture in which our people can succeed,our values (see page 13) are entrenched throughout our business.

We perpetuate the very highest standards of safety, mutual respect and ethical behaviour that we can and this, combined with caring for the environment in which we operate, underpins our approach to being a sustainable people business (read more about our commitment to sustainability on page 22 and on our dedicated sustainability microsite on amecfw.com).

Operating model

On 1 January 2015, we introduced our new operating model.

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

During 2015 we recruited approximately 12,000 people, the vast majority into project teams. Of these new hires, more than 90% were recruited directly. We have also seen a similar number of people leave as projects finish, or their roles change. Together this means that our utilisation rates remain very high.

Diversity and inclusion

The business case is clear. An organisation that enjoys diversity enjoys a richness of ideas that leads to better solutions for the customer.

Gender is just one part of this. Of our directly employed workforce, 23% (or 8,247 people) is made up of women and 77% (or 27,610) is made up of men; of our executive grade employees, 10% (41) are women and 90% (369) are men; of our Group Leadership Team one person (10%) is a woman and nine people (90%) are men; and of our board 25% (two people) are women and 75% (six people) are men.

Age, gender and ethnicity are all important and assessed, but diversity of thought, for instance, cannot be measured as accurately. Our approach is to survey our employees, to ask how they feel and feed the findings into the Group Leadership Team.

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

Participation

We are committed to encouraging and providing mechanisms for employees to become shareholders in Amec Foster Wheeler and our savings-related share option schemes (Sharesave) allow employees to participate in Amec Foster Wheeler share price growth. Sharesave is open to all employees in all major countries of operation who meet a minimum service qualification. Offers to participate are currently being made on a regular basis.

Priorities for 2016

As usual, the most important priority remains that our people are safe at work and that we continue to attract, develop and retain skilled employees.

14	Amec Foster Wheeler Annual report and accounts 2015

We are customer focused

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

Our top 10 customers accounted for approximately 31% of revenue.

Strategic customer management

Developing long-term and worldwide relationships with key customers is a priority.

With additional service offerings and new customers across a broader geographic footprint, there are much greater opportunities to cross-sell and a strategic approach to managing our customer relationships is no longer a nice-to-have – it is a necessity. We now have three tiers of customer relationship: global, regional and local.

Global accounts are managed centrally by the business development team. We expect to expand this over the coming years.

By utilising strategic account management and global accounts, we are ‘upping our game’ to expand and deepen our relationships with our most significant customers.

Our goal is to get closer to our customers and be their trusted partner. Regional and local account management will remain an important component.

Achievements in 2015

Despite the challenging conditions in our end markets, we are pleased that the customer satisfaction scores have remained high.

During 2015, work has continued on a number of significant projects for customers such as BP, ExxonMobil, K+S, Sempra, EDF and Honeywell.

We have also begun new projects for customers such as:

►	Maersk Oil in the UK North Sea – where our cost-effective approach (More4Less) was key in winning a new contract

►	Yuhuang Chemicals in Louisiana – where we are utilising the breadth of our US-based engineering and construction capabilities, combined with a strong relationship with Air Liquide to win a major contract to build a new methanol plant

►	Petra Diamonds in South Africa – where we have begun work at the Cullinan diamond mine mill extension

►	UK Power Networks – where we have begun a 12-year partnership to upgrade electricity infrastructure in the UK

Priorities for 2016

The development of long-term and worldwide customer relationships will continue to be our key priority.

Integrating the former AMEC and Foster Wheeler relationships will provide us with significant new opportunities, particularly in the mid- and downstream oil & gas market.

For example, we can offer enhanced project delivery to our combined upstream and downstream customers across new-build and brownfield projects. We are now offering environmental services to former Foster Wheeler customers for the first time too.

We are also planning to expand the geographic reach of our services, for instance by offering brownfield services in new countries.

Amec Foster Wheeler Annual report and accounts 2015	15

Delivering excellence continued

Customers rely on our services and solutions

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

Our clean energy offering also includes Circulating Fluidised Bed (CFB) and heat recovery steam generators, condensers and emission control equipment for improved environmental performance.

Working through the lifecycle

We provide high-value services across the lifecycle of our customers’ assets and the range of services we are able to provide is similar in each of our four markets.

Many of our services are provided through long-term contracts, giving us the opportunity to provide critical services in partnership with our customers. For instance, we have been supporting the current fleet of UK nuclear reactors for more than 50 years. Some of these contracts have been renewed several times.

Project delivery team

Our operating model has an enhanced project delivery function with responsibility for ensuring the identification and management of project risks, driving the use of common systems and tools, supporting the development and mobilisation of our teams and ultimately helping us to deliver excellence on all our projects.

Achievements in 2015

Contract wins announced in 2015 include:

►	Algeria: Consultancy project to de-bottleneck Hassi R’Mei gas field (Sonatrach)

►	Belgium: Detailed engineering for Zeebrugge LNG terminal expansion (Felguera)

►	Canada: Remediation work at Port Granby long-term waste management facility (Canadian Nuclear Laboratories)

►	China: Three-year project management contract at a coal-chemical complex (Shenhua Ningxia Coal)

►	Guam: Design and construction of specialist facilities (U.S. Air Force)

►	Malaysia: Consultancy services to a new refinery and pet-chem complex in Kedah (SKS)

►	Oman: Three-year technical services contract for refinery and polypropylene facilities (Orpic)

►	Philippines: Design and supply two 150MW CFB boilers in Cebu (Hyundai)

►	Poland: Design, supply, construction and commissioning of 220MW CFB boiler in Zabrze (Fortum Zabrze)

►	Turkey: Initial phase reimbursable EPC for the Çöpler Gold Mine (Anagold Madencilik)

►	UAE: Three-year extension to project management consultancy (PMC) services contract on Upper Zakum project (Zadco)

►	UK: Five-year integrated services contract in the UK North Sea (Maersk)

►	UK: Three-year contract to supply regulatory, technical and training services to MoD nuclear safety authority (UK MoD)

►	USA: Engineering and logistics support worldwide AFCAP IV (U.S. Air Force)

►	USA: Early stage EPC for new methanol plant in Louisiana (Yuhuang Chemicals)

►	Vietnam: Front-end engineering design (FEED) for Dun Quat refinery upgrade (Vietnam National Oil and Gas Group)

Priorities in 2016

Our main priority is to continue to adapt our services so that customers choose us to deliver and maintain their projects –safely and cost effectively.

16	Amec Foster Wheeler Annual report and accounts 2015

We have a flexible and low-risk business model

We have a flexible and low-risk business model; the majority of our contracts are on a cost-plus basis.

When we agree fixed-price work we take the time to get to know the customer and the project first.

By using common systems we can deliver work consistently and share work across offices and time zones.

We are also able to adapt the type of work we do as our customers’ plans change – offering a mix of engineering, project management and full-scope project delivery packages.

As a result, our business is more flexible and sustainable, and our financial performance less volatile than others’.

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

Each year we do work on numerous contracts – some of which are multi-year, this, together with the breadth of our market and customer exposure, reduces the impact of lower levels of activity in any one area of our business.

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

Achievements in 2015

Our order book finished 2015 at £6.6bn and we have successfully adapted to lower levels of upstream oil & gas work by increasing our exposure to downstream and clean energy projects.

In April we announced the completion of Copper Mountain solar 3 project in Nevada, where we provided EPC services for one of the largest photovoltaic (PV) solar plants in the US, ahead of schedule and under budget.

In December we entered into a joint venture with Khan Offshore to deliver commissioning services for facilities as they are being constructed in South Korean yards – creating an opportunity to expand the addressable market for commissioning services which has been growing well since we acquired Qedi in 2011.

Priorities for 2016

Despite some tough market conditions, we want to win new contracts which will maintain our low-risk and flexible business model.

We will continue to increase collaboration across the Group –between teams from different sectors and countries, as well as substantially increasing the share of work carried out through multi-office delivery.

Amec Foster Wheeler Annual report and accounts 2015	17

Principal risks and uncertainties

Amec Foster Wheeler operates in more than 55 countries, serving a broad range of markets and customers. As such, the Group is subject to certain general and industry specific risks. Where practicable, the Group seeks to mitigate exposure to all forms of risk through effective risk management and risk transfer practices.

The board has overall responsibility for risk management, for determining the risk appetite in relation to the principal risks, for implementation of the risk management policy and for reviewing the effectiveness of the risk management systems.

Risk management process

A global mandatory procedure detailing the risk management process is used at project, operating unit, business unit and group levels to identify the key risks that could have a significant impact on Amec Foster Wheeler’s ability to achieve its objectives. These are recorded in risk registers and evaluated to determine the likely impact and probability of occurring.

Control actions are developed to mitigate or eliminate risks that are considered unacceptable. Risk owners are identified and given responsibility for ensuring actions are implemented with appropriate review dates.

The risk registers are reviewed and updated at least quarterly with the relevant risk owners.

Reporting and monitoring

The risk committee is chaired by the Chief Executive and meets at least twice each year to:

►	review and advise the board on Amec Foster Wheeler’s risk appetite in relation to the principal strategic risks, taking account of the current and prospective macro-economic, financial, political, business and sector environments

►	review and approve the risk management strategy, policies, procedures and processes

►	review and report to the board on the effectiveness of the risk management systems

►	review the Amec Foster Wheeler plc risk register and make recommendations as appropriate

►	review any new or emerging risks and any potential impact they may have on risk appetite and the ability of Amec Foster Wheeler to manage such risks

►	review any issues raised by other committees of the board that impact on the risk profile of Amec Foster Wheeler

►	review and consider reports on key risk issues such as new business and geographical locations for operations or projects

►	consider any internal or external risk trends and concentrations

The terms of reference of the risk committee have been amended to reflect the requirements of the UK Corporate Governance Code 2014.

Roles and responsibilities

18	Amec Foster Wheeler Annual report and accounts 2015

Principal business and strategic risks

The table below shows Amec Foster Wheeler’s principal business and strategic risks. Each is specific to the Group and could have a material impact on it. Actions have been taken to mitigate these risks and these are also shown.

Other financial risks that may impact the Group are shown on pages 136 to 141 – note 19 Capital and financial risk management.

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

Continuing and escalating unrest and insurgency activity in the Middle East may have a negative impact on existing and future opportunities in the region.

Amec Foster Wheeler seeks to maintain a balanced geographic presence and, through acquisitions and organic growth, will continue to increase its exposure to other attractive regions of the world.

The risk associated with economic conditions resulting in a downturn and affecting the demand for Amec Foster Wheeler’s services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering/ business model.

In light of continuing global economic uncertainties, steps have been taken to assess and monitor any potential impact on Amec Foster Wheeler’s business opportunities and address potential increased supply chain and, more broadly, counterparty risk.

The strategy and business development function is focused on realising the synergies across our customers, markets, geographies, service offerings and relationships.

Changes in commodity prices

A sustained and significant reduction in oil & gas or commodity prices would have an adverse impact on the level of customer spending in Amec Foster Wheeler’s markets and consequently represents a risk to organic growth.

The fall in oil prices has had an impact on the investment behaviour of Amec Foster Wheeler customers in this sector, with pressure on capital expenditure leading to a greater focus on smaller projects and operating expenditure and an increase in competition for new contracts.

This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offerings.

Improved efficiencies through increased workflow between offices and the effective use of centres of excellence and HVEC.

Project delivery

Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against Amec Foster Wheeler.

The project delivery function provides assurance, drives project execution and supports the development, training and mobilisation of personnel to enhance execution competencies.

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

This risk is mitigated by having skills and competencies fully aligned with the project scope. It is further mitigated by having a clear, delegated authority structure in place, combined with the formal global mandatory procedures relating to contracting principles and the tender review process. In addition, the project delivery function, referred to in the project delivery risk above, performs reviews, provides assurance and drives project execution.

Staff recruitment and retention

An inability to attract and retain sufficient high-calibre employees could become a barrier to the continued success and growth of Amec Foster Wheeler.

Senior management departures or prolonged absences could also adversely affect our ability to implement our strategy and manage our operations efficiently.

This risk is mitigated with a clear HR strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for the Group with succession planning as appropriate. It is underpinned by an employee framework which describes how we manage our people consistently.

In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into Amec Foster Wheeler.

Amec Foster Wheeler Academy delivers development activities to enhance delivery and prepare employees for more advanced roles.

Amec Foster Wheeler Annual report and accounts 2015	19

Principal risks and uncertainties continued

Risk	Mitigation

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

Environmental licences

Amec Foster Wheeler’s build/own/operate facilities and fabrication/ manufacturing sites rely on maintaining environmental licences to operate, which includes protecting the environment and achieving legally enforceable operating parameters. Failure to maintain these standards may result in the revocation of all or part of the licence and the suspension of operation, resulting in criminal or civil action and/or financial risk to the business. Failure to maintain assets and/or pollution abatement equipment may result in a failure to meet legally binding objectives and targets for the operation.

Environmental management systems are in place to monitor and mitigate this risk. Planned preventative maintenance schedules are in place to further mitigate this risk.

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

Amec Foster Wheeler has a number of measures in place to mitigate the risk of a substantive ethical breach and/or non-compliance with laws or regulations, including:

► embedded policies and procedures

► Code of Business Conduct

► segregation of duties

► management oversight

► financial and operational controls

► independent whistle-blowing mechanism

► appointment of ethics and compliance officers

► anti-fraud and other internal audits

► legal team advice

► training programmes supporting the Code of Business Conduct and anti-bribery and corruption

► oversight by the ethics committee of the board (now the HSSEE committee – see pages 63 and 64)

Pensions

Amec Foster Wheeler operates a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability.

This risk to Amec Foster Wheeler’s pension schemes is mitigated by:

► maintaining a relatively strong funding position over time

► taking advice from independent qualified actuaries and other professional advisers

► agreeing appropriate investment policies with the trustees

► close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges

See note 14 on page 128 for further details on our pension schemes.

20	Amec Foster Wheeler Annual report and accounts 2015

Risk	Mitigation

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

In the case of any known contaminated land, strategies have been developed to minimise the risk posed by such contaminated land, including asset management and land remediation projects and they remain under continuing review.

Asbestos liability

The legacy Foster Wheeler business is exposed to significant numbers of claims relating to alleged exposure to asbestos. The quantum of these claims is actuarially forecast each year and provisions are held against these loss projections. However there is a risk that these loss projections will be exceeded and the provisions could be inadequate to meet the liabilities.

There is a dedicated in-house finance and legal resource including a team of specialist asbestos lawyers who manage the claims, assisted by National Co-ordinating Counsel (NCC) and local counsel. A claims strategy has been developed with the NCC and regular reviews are undertaken.

The team monitors legal developments in these claims and the strategy to deal with them on a regular basis.

The quantum of these claims is actuarially forecast each year and provisions are held against the ultimate loss projections.

Viability statement

In accordance with provision C.2.2 of The UK Corporate Governance Code (September 2014 revision) the directors have performed a robust assessment of the principal risks detailed on pages 19 to 21 for the next three years and have concluded that they have a reasonable expectation that Amec Foster Wheeler will be able to continue in operation and meet its liabilities as they fall due over this three-year period.

The directors have selected a three-year period for this assessment, in line with the three-year business planning process and this also reflects the average duration of the larger customer contracts entered into by the Company.

In making this assessment the directors have taken into account the Company’s current trading performance and prospects, the stated strategy concerning the review of underperforming assets and the board’s appetite for risk. The Company refinanced its banking facilities in early March 2016 and the assessment confirms that we are compliant with the covenants and undertakings contained within these new facilities over the three-year period.

The approach adopted for this assessment was a detailed review of the principal risks by a senior management team with representatives from finance, commercial, legal, tax and treasury, strategy, internal audit and risk to consider which of these risks might threaten the Group’s viability. The assessment of these risks included modelling them in severe but plausible scenarios taking account of:

►	varying impacts of specific risks across business units or market sectors as appropriate

►	any potential risk interdependencies

►	the risk mitigation measures currently in place

The analysis of the principal risks has been weighted towards downside risk and a sensitivity analysis has been used to stress test the risk events most likely to negatively impact the company. Specific scenarios have been tested and include:

►	a further fall in oil prices, increasing pressure on customer spending and impacting prospects for future projects

►	project delivery failure resulting in delayed payments, settlement payments, reputational damage and reduced future work

►	risk of cost overruns on lump sum contracts

►	a substantive ethics breach and/or non-compliance with laws or regulation which could result in reputational damage, fines, litigation and claims for compensation

►	a serious environmental incident causing third party damage and/or injury and reputational damage

Amec Foster Wheeler Annual report and accounts 2015	21

Sustainability

Sustainable development is shaping our business every day. It is at the heart of our values.

Greenhouse gas emissions
Year ended 31 October	2015 CO2e emissions in tonnes	2014 CO2e emissions in tonnes
Combustion of fuel and operation of facilities	838,073	24,355
Electricity, heat, steam and cooling purchased for own use	59,682	35,434
Per employee	22.83	2.17
Per £1m revenue*	164.57	15.74	*

*Based on AMEC revenue only for 2014.

The figures show scope one and two emissions from our global business where we have operational control.

The 12-month period to 30 September (the carbon reporting year), rather than the calendar year, has been used. This ensures actual data can be reported, even for those regions where energy/fuel usage is more difficult to access. By reducing reliance on estimation, a more accurate footprint can be provided in a timely manner.

We have use accepted methods of calculation based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition). We have used national conversion factor guidelines (eg Environmental Protection Agency, Environment Canada) where appropriate.

Our 2015 footprint is markedly different from previous year due to the inclusion of emissions from two power generation facilities which came as part of the Foster Wheeler acquisition. Our 2014 data represents the AMEC business only. The 2015 footprint represents the Amec Foster Wheeler business (with Foster Wheeler data being incorporated into the carbon report from 1 January 2015).

Our approach to sustainable business

Our growth aspirations will only be achieved by focusing on our customers and how we deliver our projects safely and sustainably.

In 2015 we developed and launched our sustainability strategy for Amec Foster Wheeler – Resilient World, where natural resources are cleaner and more efficient, and we work in partnership with others to respond to changing demands for a stable and secure supply of natural resources. Our strategy focuses on the opportunities to work with others to help solve these challenges, as well as manage our risks, to deliver value to Amec Foster Wheeler and its customers. Our strategy focuses on three key areas:

People

Investing for tomorrow by developing a diverse, inclusive and talented workforce which exhibits our values and behaviours to drive sustainability.

Growth in demand drives the competition for skills and expertise within the industry that we need to deliver a resilient world. We will resource for a diverse and inclusive workforce, introducing new people (both experienced and new entrants) to the resource pools in order to create a business with genuine diversity of thought.

Innovation

Delivering innovative technologies, solutions and services that add business value for our customers whilst minimising environmental impacts.

We will drive long-term growth for Amec Foster Wheeler by developing and encouraging a growing portfolio of innovative environmental technologies, solutions and services which add value to our customers and our business.

Delivery

Being a trusted partner by embedding a consistent sustainability standard across our projects.

Our customers demand high standards, and sustainability is a fundamental part of this. We will ensure a consistent approach to inherently embedding sustainability into the core of our projects, and implement a value-add sustainability framework to be used for those clients with advanced sustainability objectives.

We want to ensure that sustainability is integrated into the very core of our business and within our decision-making processes. We want to be acknowledged as a leader in sustainable business practice, continually validating our social licence to operate by ensuring employees’ behaviours and actions are in line with our values. Further details on our approach and our strategy can be found on our dedicated sustainability site at www.amecfw.com/sustainability

Additionally we:

►	developed and launched our Resilient World sustainability strategy

►	launched an online interactive sustainability report on our new sustainability website

►	re-committed to the UN Global Compact principles as Amec Foster Wheeler

►	continue to support SOS Children as our global strategic charity – in 2015 we raised just over £140,000 for them, reaching 5,568 beneficiaries. We also developed a new memorandum of understanding with the International Federation of Red Cross and Red Crescent Societies (IFRC), to support them in designing transitional shelters to be used in disaster situations

►	collated and reported a new carbon footprint baseline for the Amec Foster Wheeler business from which future reduction targets will be set

►	became a partner of 100 Resilient Cities (100RC) – pioneered by the Rockefeller Foundation to give urban centres across the world access to ground-breaking tools allowing them to better plan for potentially destructive weather events

►	convened a working group to address the due diligence and operational processes required to address the Modern Slavery Act

22	Amec Foster Wheeler Annual report and accounts 2015

Global market trends

With nearly $400bn of projects in the oil & gas industry cancelled in the past 12 months, we are facing an unprecedented upheaval in our largest market.

The fundamentals for energy consumption and infrastructure investment remain positive in the long term.

In the short term we will need to continue to adapt to customers’ needs.

Our asset-light business model and mix of end markets and services has provided us with some protection from commodity market volatility.

Short-term challenges

At the time of writing, in early 2016, the oil price has fallen to $40, and has recently been below $30. At this price research shows that more than 10% of current production cannot cover its operating costs.

We have also seen hundreds of new projects cancelled or deferred as our clients cut costs and capital commitments.

Despite this, the global oil market remains over-supplied and stocks have continued to grow.

This situation looks set to continue for a while yet – with forecasts for the market to re-balance in 2017 at the earliest.

During 2016 we also expect to see Iran begin exporting more oil as international sanctions are lifted. Estimates vary from 250,000 to 500,000 extra barrels of oil entering the market during the first few months. While this may increase the over-supply of oil in the short term, the opening up of Iran is also an opportunity for us. In September 2015 we joined a British government delegation in Tehran to meet with potential Iranian customers.

Long-term outlook

Despite the current weakness, long-term forecasts for global energy demand and supply have not changed significantly over the past year. The International Energy Agency (IEA) World Energy Outlook 2015 predicts a 37% increase by 2040.

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

World leaders gathered in Paris at the end of 2015 to agree on a pact to cut carbon emissions. We remain well placed to benefit from these developments – with our increased exposure to gas and LNG since the acquisition of Foster Wheeler, and our long-standing market positions in renewable and nuclear energy markets.

Strong resource fundamentals remain

More than 1.5bn people in emerging markets are expected to become urbanised in the period to 2035, a key underlying driver of long-term growth for the mining industry.

However, lower commodity prices and general economic uncertainty have caused the postponement or cancellation of some projects in the near term.

In addition, a number of major mining companies have announced delays to projects and cost reduction programmes.

Amec Foster Wheeler Annual report and accounts 2015	23

Our markets

We operate in more than 55 countries, focusing on four markets: ► Oil & Gas ► Clean Energy ► Mining ► Environment & Infrastructure

We provide similar services in each of our markets.

We win work through strong customer relationships and our proven ability to deliver projects successfully.

Many of our services are transferable across markets.

We have benefited from our ability to operate across many markets – focusing our efforts on retaining a diverse, adaptable and scalable business model.

We have also shifted resources between markets – for instance offsetting the weakness in upstream with significant growth in downstream oil & gas.

In the UK we have transferred some senior project management staff from the oil & gas market into nuclear – allowing us to expand our role on a nine-year contract with EDF.

In the US we have created a combined project delivery team – which can work across the oil and gas and clean energy markets to ensure we execute to the highest standards possible every time.

Business review

In November 2015 we announced a review of our market positions. Our aim is to identify a path to improved performance, or to sell businesses if this is not likely. We are making good progress on this plan, and expect to update shareholders later in 2016.

Competitive environment

There is no one competitor operating in all the same markets, with the same geographic footprint and with a similar approach to risk as Amec Foster Wheeler.

Oil & Gas

We do not operate in early cycle exploration or drilling, but we are involved in every part of the project delivery phase across the oil & gas value chain.

In the upstream market, the majority of our activity is for offshore assets, where we support fixed platforms and floating production units, largely above the waterline.

We are a market leader in UK North Sea brownfield services and provide integrated solutions to new entrant operators in the region.

We also support onshore oil & gas fields, booster stations, gathering centres, tank farms, gas-oil separation plants and pipelines.

Recent advances in the extraction of gas reserves in onshore locations around the world have made gas monetisation one of the fastest growing sectors in the global oil & gas industry, where we hope to build on our extensive experience.

In the downstream market we work on new-builds and major expansions and revamps, including clean fuels projects to meet new legislation and residue upgrading to produce higher-value products.

We have more than 60 years of experience in the chemicals industry, encompassing plants producing olefins, aromatics, fertilizers and a wide range of specialty and fine chemicals.

In the downstream/petrochemical markets, we provide a full service EPC offering.

24	Amec Foster Wheeler Annual report and accounts 2015

Clean Energy

In renewables, our focus is on delivering projects for our customers, most of which are local utilities. We provide a full service EPC solution on wind, solar, biomass and biofuels projects. This is mostly in North America, however we also plan to expand our positions in the Middle East.

Over the past three years we have seen strong growth in the US for solar power, spurred on by subsidies which have recently been extended to at least 2019.

Our nuclear capability has been developed over 60 years, positioning us to support the full lifecycle of nuclear energy, from new-build and reactor support (including lifetime extension) to nuclear decommissioning and waste management. We have experience of a wide range of nuclear technology.

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

We are a leading international consultancy, with a leading position in the North and South American EPCM markets.

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

Water services are also commonly provided to customers in our other markets, including mining and oil & gas.

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

Industrial/Pharmaceutical

We provide compliance and due diligence services, ranging from geotechnical and environmental to materials and water resources consulting.

Amec Foster Wheeler Annual report and accounts 2015	25

Florida’s springs and rivers have tremendous ecological value. Our work with the St Johns River Water Management District to investigate and evaluate the health of 14 different spring systems in North and Central Florida, supports the shaping of a safe, sustainable future for the area.

The scientific diving taking place on the project requires high levels of skill, focus and determination. Ensuring we have the right people in place to take on complex projects like these, is key to the success of our business.

Our evaluation of the ecosystem will help create data-driven solutions to protect the Florida Springs, through collecting aquatic flora and fauna and measuring water velocity.

Strategic report: strategic review
Governance
Financials
Additional information

Connected excellence through talented people

27

Financial review

Ian McHoul

Chief Financial Officer and Interim CEO

Reported under IFRS
£m unless stated	2015	2014	Change
Continuing operations
Revenue	5,455	3,993	+37%
(Loss)/profit before net financing expense	(205)	148	–
(Loss)/profit before tax	(235)	155	–
Cash flow from operations	220	200	+10%
Diluted earnings per share	(66.1)p	35.1p	–
Dividend per share	29.0p1	43.3p	-33%

1	Includes the proposed final dividend for 2015 of 14.2p per ordinary share.

Adjusted measures

				Underlying
£m unless stated	2015	2014	Change	change[7]
Continuing operations
Revenue	5,455	3,993	+37%	-7%
Trading profit[1]	374	321		-19%
Trading margin[2]	6.9%	8.0%	-110bps
Adjusted profit before tax[3]	334	317		+5%
Trading cash flow[4]	388	283	+37%
Cash conversion[5]	104%	88%
Adjusted diluted earnings per share[6]	67.7p	79.5p		-15%

1	Trading profit represents profit before net financing expense before the amortisation and impairment of intangible assets, asbestos-related costs (net of insurance recoveries) and exceptional items, but including the Group’s share of the trading profit of joint ventures.

2	Trading margin represents trading profit expressed as a percentage of revenue.

3	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

4	Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and the current service cost, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

5	Cash conversion represents trading cash flow expressed as a percentage of trading profit.

6	Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

7	Underlying change excludes the effect of flow-through procurement, acquisitions and disposals of businesses and currency exchange rate movements.

28	Amec Foster Wheeler Annual report and accounts 2015

Basis of preparation

Accounting policies

The Group’s consolidated financial statements for the year ended 31 December 2015 have been prepared in accordance with IFRS as adopted for use in the EU and those parts of the Companies Act 2006 that are applicable to companies reporting under IFRS. From the Group’s perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

The Group’s principal accounting policies during 2015 were unchanged compared with 2014.

Critical accounting estimates and judgements

As outlined in note 1 to the consolidated financial statements, management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit pensions and other retirement benefits, the estimation of liabilities in respect of uncertain tax positions, and provisions (including asbestos-related liabilities), and in assessing the recoverability of goodwill and other intangible assets.

Restatement

On 13 November 2014 (the acquisition date), the Group acquired 95.3% of the issued share capital of Foster Wheeler AG. Due to the relatively short period of time between the acquisition date and 31 December 2014, management had not finalised its assessment of the fair values of certain of Foster Wheeler’s assets and liabilities at the time that the 2014 financial statements were completed, and as a result, the 2014 financial statements reflected the provisional assessment of the fair values as at the acquisition date.

During 2015, management has completed the fair value assessment and the comparative amounts shown in the Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Equity and Cash Flow Statement have been restated to reflect changes made to the carrying amounts of assets and liabilities recognised on the acquisition of Foster Wheeler, details of which are set out in note 24.

As the acquisition of Foster Wheeler AG in November 2014 represented more than 90% of Foster Wheeler’s issued share capital, the acquisition qualifies for merger relief under section 612 of the Companies Act 2006 from crediting the share premium that arose on the new shares issued in consideration for Foster Wheeler to a share premium account. The balance sheet as at 31 December 2014 has been restated to present the excess of the nominal value of the shares issued of £877m as a merger reserve.

Adjusted performance measures

We report adjusted performance measures because they provide both management and investors with useful additional information about the underlying trading performance of the business.

The adjusted performance measures that we reported excluded the amortisation and impairment of intangible assets and exceptional items and, where relevant, the tax effects of those items.

Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures on pages 172 to 174.

Continuing operations

Revenue

Following the acquisition of Foster Wheeler, revenue for the period at £5,455m was 37% higher than last year (2014: £3,993m). Following its acquisition in November 2014, Foster Wheeler contributed £274m to the Group’s revenue in 2014.

Revenue increased by £462m in the Americas, by £199m in NECIS and £534m in AMEASE, and in addition there was a full year’s revenue in the Global Power Group of £364m (2014: £53m).

On a pro-forma basis and excluding the effect of currency movements and bolt-on acquisitions, underlying revenue decreased by 7%. Underlying revenue from E&I was up 14% underpinned by growth in US government work and clean energy was up 2%, but oil & gas was down 8% with mining and GPG down 24% and 20% respectively.

Scope revenue at £5,176m was 6% lower than last year (2014: £5,493m). This includes scope revenue of £2,577m in the Americas, £1,448m for NECIS and £884m for AMEASE.

Seasonality

The Group’s revenue is generally higher in the second half of the year, principally because weather conditions in the northern hemisphere are typically more conducive to project activity.

Administrative expenses

Administrative expenses were £872m (2014: £354m), including exceptional items, intangibles amortisation and impairment and asbestos-related costs (net of insurance recoveries) of £538m (2014: £135m).

Administrative expenses before intangibles amortisation and impairment, exceptional items and asbestos-related items increased by £115m following the Foster Wheeler acquisition, the impact of which was partly offset by the impact of cost savings achieved to date.

Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, were £23m higher at £54m (2014: £31m) reflecting the enlarged group.

(Loss)/profit before net financing expense

There was a loss before net financing expense of £205m (2014: profit of £148m) as the profit generated by Foster Wheeler has been offset by an impairment charge of £308m in the Global Power Group business and higher intangible amortisation resulting from the intangible assets recognised on the acquisitions of Foster Wheeler and Scopus in 2014.

Amec Foster Wheeler Annual report and accounts 2015	29

Financial review continued

Amortisation and impairment of intangible assets

Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test.

The results of the Global Power Group for 2015 and forecasts for 2016 and beyond are well down on earlier expectations giving rise to an impairment in goodwill of £308m. In addition, there has been a £7m impairment to the order backlog intangible asset arising on the Foster Wheeler acquisition. No impairments were recognised in 2014.

Intangibles amortisation was £129m (2014: £49m) reflecting the full-year amortisation of intangible assets recognised on the acquisitions of Foster Wheeler and Scopus completed in 2014.

Exceptional and asbestos-related items

Net exceptional and asbestos-related costs totalling £115m (2014: £107m) were recognised in arriving at profit before tax from continuing operations, as follows:

►	costs of £97m relating to the integration of Foster Wheeler and AMEC (including internal staff costs associated with identifying and achieving cost synergies)

►	a £5m loss incurred following an unauthorised payment made from the Australian business and not expected to be recovered

►	£13m amortisation of facility fees associated with the acquisition of Foster Wheeler

►	During the year ended 31 December 2015, the Group recognised net asbestos-related income of £6m (2014: costs of £9m) in profit before net financing expense, which related to the movement in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler of £5m and experiential gains of £9m as the liability is reassessed on an annual basis. In addition, there was an asbestos-related interest expense of £7m related to the unwinding of the discount applied to the liability and costs of £1m associated with managing the liability

Trading profit and trading margin

				Underlying
£m unless stated	2015	2014	Change	change
Revenue[1]	5,455	3,993	+37%	-7%
(Loss)/profit before
net financing
expense	(205)	148
– Amortisation and impairment of intangibles	444	49
– Net asbestos-related (income)/ costs	(13)	8
– Exceptional items	108	94
– Share of trading profit of joint ventures	40	22
Trading profit[1]	374	321	+17%	-20%
Trading margin[1]	6.9%	8.0%	-110bps	-100bps

Order book	£6.6bn	£6.3bn	+5%

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

Trading profit increased by 17% to £374m (2014: £321m). Trading margin decreased by 110 basis points to 6.9% (2014: 8.0%).

On a proforma basis and excluding the effect of currency movements and bolt on acquisitions, trading profit was £83m lower than 2014 with reductions in the Americas and NECIS were partly offset by growth in AMEASE. Within the Americas, trading profit fell by 36% on an underlying basis, as a result of pricing pressure in the oil & gas market and trading margin was down by 350 basis points compared with 2014, due to an increased proportion of EPC in our scope, particularly in downstream oil & gas and clean energy.

Within NECIS, trading profit decreased by 5% but trading margin was 9.0%, up 100 basis points compared with 2014, with less procurement, favourable contract settlements and cost savings initiatives boosting the margin.

In AMEASE trading profit rose by 18%, reflecting higher contributions from oil & gas and E&I. Trading margin was 6.5%, up 130 basis points compared with 2014, due to the early benefits of cost saving initiatives and favourable contract settlements.

30	Amec Foster Wheeler Annual report and accounts 2015

Net financing expense

The net financing expense was £58m (2014: £5m). Of this, expenses of £20m (2014: £5m) have been presented separately on the income statement relating to £13m amortisation of the facility fees associated with the Foster Wheeler acquisition and £7m (2014: £1m) due to the unwinding of the discount on asbestos-related liabilities (net of insurance recoveries).

Of the remaining £38m there was bank interest payable of £31m (2014: £7m), net foreign exchange losses of £1m (2014: £nil), and a net interest expense on pension assets and liabilities of £2m (2014: income of £1m) and other costs classified as financing of £4m (2014: £1m).

A net currency exchange loss of £3m (2014: £4m) was recognised in the translation reserve in respect of foreign currency borrowings and derivatives held in designated net investment hedging relationships.

Share of results of joint ventures

The Group’s share of joint ventures’ profit for the year was £28m (2014: £12m).

(Loss)/profit before tax

Loss before tax was £235m (2014: profit of £155m) after intangibles amortisation and impairment of £444m (2014: £49m), exceptional and asbestos-related items of £115m (2014: £107m) and the Group’s share of joint ventures’ tax expense of £10m (2014: £6m).

Adjusted profit before tax was 5% higher at £334m (2014: £317m).

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

The group’s effective tax rate on continuing operations (including its share of joint ventures’ income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) reduced to 22.0% (2014: 23.0%).

We expect the effective tax rate to remain below 25%.

During 2015, there was a tax credit on exceptional items of £18m (2014: tax credit of £6m), and a tax credit of £27m on intangibles amortisation and impairment (2014: £12m).

The group’s share of joint ventures’ income tax expense was £10m (2014: £6m).

(Loss)/profit for the year from continuing operations

The loss for the year from continuing operations was £253m (2014: profit of £106m) after intangibles amortisation and impairment of £444m (2014: £49m), the net asbestos-related income of £6m (2014: expense of £9m), net exceptional items of £121m (2014: £98m), and an income tax credit on those items of £45m (2014: charge of £18m).

Adjusted profit for the year from continuing operations was 7% higher at £261m (2014: £244m).

Non-controlling interests

During 2015, there was a loss of £1m attributable to non-controlling interests (2014: loss of £3m).

Earnings per share

The diluted loss per share was (67.2)p (2014: EPS 26.5p), comprising a loss per share of (66.1)p (2014: EPS 35.1p) from continuing operations and a loss of (1.1)p (2014: 8.6p) from discontinued operations.

Adjusted diluted EPS from continuing operations was 67.7p (2014: 79.5p), the reduction being due to the decline in the profit for the year from continuing operations and the increase in the number of shares in issue as a consequence of the acquisition of Foster Wheeler.

Dividend

The Board recommends a final dividend of 14.2p per share, which, together with the interim dividend of 14.8p per share, results in a total dividend of 29.0p per share (2014: 43.3p), a reduction of 33%. Subject to approval by shareholders at the AGM on 27 April 2016, the final dividend will be payable on 4 July 2016 to shareholders on the register at the close of business on 27 May 2016.

Dividend cover for 2015 is 2.3 times (2014: 1.8 times) based on adjusted diluted EPS from continuing operations.

As announced in November 2015, it is the current intention of the board that ordinary dividends in 2016 will be approximately half that declared in 2014, with approximately one-third paid at the interim, and two-thirds as a final dividend.

Amec Foster Wheeler Annual report and accounts 2015	31

Financial review continued

Results by operating segment
(presented on a pro forma basis)

Americas

				Underlying
£m unless stated	2015	2014	Change	change[1]
Revenue	2,646	2,705	-2%	-3%
Profit before net financing expense	94
– Intangibles amortisation and impairment	46
– Exceptional items	22
– Share of trading profit of joint ventures	(1)
Trading profit[1]	161	258	-38%	-36%
Trading margin[1]	6.1%	9.6%	-350bps

Order book	£2.0bn	£2.0bn	–

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

Revenue in Americas was £2,646m (2014: £2,705m), a decrease of 2%. Excluding the effect of bolt-on acquisitions and currency movements, underlying revenue was down 3%. Growth in underlying revenue in the downstream oil & gas, clean energy and E&I, was offset by declines in upstream oil & gas and mining.

Trading profit fell by 38% to £161m (2014: £258m), as a result of pricing pressure in the oil & gas market. Trading margin was 6.1%, down by 350 basis points compared with 2014, due to an increased proportion of EPC in our scope, particularly in downstream oil & gas and clean energy.

Northern Europe and CIS (NECIS)
				Underlying
£m unless stated	2015	2014	Change	change[1]
Revenue	1,492	1,705	-12%	-13%
Profit before net financing expense	60
– Intangibles amortisation and impairment	41
– Exceptional items	13
– Share of trading profit of joint ventures	20
Trading profit[1]	134	137	-2%	-5%
Trading margin[1]	9.0%	8.0%	+100bps

Order book	£2.4bn	£2.3bn	+4%

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

Revenue in NECIS fell by 12% to £1,492m (2014: £1,705m), primarily due to a downturn in oil & gas project activity. Excluding the effect of bolt-on acquisitions and currency movements, underlying revenue was also down 13%.

Trading profit decreased by 2% to £134m (2014: £137m). Trading margin was 9.0%, up 100 basis points compared with 2014. Less procurement, favourable contract settlements and cost savings initiatives boosting the margin.

Asia, Middle East, Africa and Southern Europe (AMEASE)

				Underlying
£m unless stated	2015	2014	Change	change[1]
Revenue	1,050	1,031	+2%	+2%
Profit before net financing expense	13
– Intangibles amortisation and impairment	23
– Exceptional items	28
– Share of trading profit of joint ventures	4
Trading profit[1]	68	53	+27%	+18%
Trading margin[1]	6.5%	5.2%	+130bps

Order book	£1.8bn	£1.6bn	+6%

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

Revenue in AMEASE was up 2% year on year at £1,050m (2014: £1,031m), driven by an increase in US government work and reduction in mining work. Excluding the effect of bolt-on acquisitions and currency movements, underlying revenue was up 2%.

Trading profit rose by 27% to £68m (2014: £53m), reflecting higher contributions from oil & gas and E&I. Trading margin was 6.5%, up 130 basis points compared with 2014, due to the early benefits of cost saving initiatives and favourable contract settlements.

32	Amec Foster Wheeler Annual report and accounts 2015

Global Power Group
				Underlying
£m unless stated	2015	2014	Change	change[1]
Revenue	364	454	-20%	-20%
Profit before net financing expense	(302)
– Intangibles amortisation and impairment	334
– Exceptional items	4
– Share of trading profit of joint ventures	15
Trading profit[1]	51	69	-26%	-31%
Trading margin[1]	14.0%	15.2%	-120bps

Order book	£0.4bn	£0.4bn	–

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

Revenues in GPG fell by 20% to £364m (2014: £454m), primarily driven by a decline in project activity. On an underlying basis, revenue was also down 20%.

Trading profit fell by 26% to £51m (2014: £69m). Trading margin was 14.0%, down 120 basis points, driven by pricing pressure in weak market conditions and lower resource utilisation, and reflecting the non-recurrence of £20m one-off income from a license settlement in 2014.

Investment Services

During the periods under review, Investment Services principally comprised the Incheon Bridge PPP project in Korea and the Lancashire Waste project (which the group exited in 2014), the Group’s insurance captive, the Group’s wind development activities and a range of other non-core activities.

Revenue in Investment Services was £15m (2014: £6m). Investment Services made a profit before net financing expense of £10m (2014: loss of £16m), after deducting an exceptional loss on disposal of businesses of £2m (2014: £21m). Trading profit was £14m (2014: £9m) of which £2m (2014: £3m) was derived from joint ventures.

Discontinued operations

Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, together with the UK conventional power business that was classified as a discontinued operation during 2013.

Discontinued operations generated a trading loss before tax of £6m (2014: loss of £10m) and after a tax credit of £1m (2014: £2m) generated a loss for the year of £5m (2014: loss of £8m). During 2014, negative revenue of £13m was recognised due to the settlement of final accounts and additional provisions on certain contracts within the UK conventional power business.

Discontinued operations included a profit on disposals of £1m (2014: loss £23m) arising from movements in indemnity provisions and costs associated with businesses sold in prior years. In 2014, the loss on disposals included a provision of £11m in respect of a new claim received in the year related to a contract completed by the built environment business which was sold in 2007.

Discontinued operations generated an overall loss for the year of £4m (2014: £27m).

Acquisitions

There were no acquisitions during 2015.

Acquisition of Foster Wheeler in 2014

On 13 November 2014, the Group acquired a 95.3% interest in Foster Wheeler AG by way of a public tender offer. Consideration payable for the interest acquired totalled £1,915m, of which £979m was settled in cash, £919m was settled by the issue of approximately 85m of the Company’s ordinary shares and £17m was settled by the grant of replacement share options and awards.

During 2015, management completed its assessment of the net identifiable assets of Foster Wheeler as at the acquisition date. This resulted in the recognition of goodwill of £1,726m on the acquisition of Foster Wheeler.

In January 2015, the Group acquired the remaining 4.7% interest in Foster Wheeler AG by way of a ‘squeeze-out merger’ under Swiss law for consideration of £85m, of which £51m was paid in cash and £34m was settled by the issue of 4.3m of the Company’s ordinary shares and ADSs.

Further details of the acquisition of Foster Wheeler are set out in note 24 to the accompanying financial information.

Liquidity and capital resources

Trading cash flow

Trading cash flow of £388m was £105m higher than last year (2014: £283m), principally due to the increase in trading profit following the acquisition.

Cash conversion was 104% (2014: 88%).

Cash generated from operations

Cash generated from operations was £220m (2014: £200m), a increase of £20m which was largely with the £105m increase in trading cash flow partly offset by an increase of £41m in the cash outflow on exceptional items (principally integration-related costs).

Purchases of property, plant and equipment

Purchase of property, plant and equipment and intangible assets were £36m (2014: £31m). Additionally, in 2014, purchases of computer software amounting to £33m were financed using deferred payment arrangements.

Amec Foster Wheeler Annual report and accounts 2015	33

Financial review continued

Acquisitions and disposals

During 2015 there was a cash outflow of £5m in respect of deferred consideration arrangements on prior year acquisitions. There was a cash outflow of £54m from the acquisition of the non-controlling interests in Foster Wheeler and Kromav, this is presented within financing activities in the cash flow statement.

During 2014, consideration paid on the acquisition of businesses was £1,049m, which comprised £982m for Foster Wheeler (including a currency hedging loss of £3m) and £67m for Scopus. The net cash outflow on acquisitions was £781m, after deducting cash and cash equivalents of £268m (2014: £nil) held by the acquired businesses.

Movement in net (debt)/cash

The movement in net (debt)/cash may be analysed as follows:

	2015	2014
Year ended 31 December	£m	£m
Trading cash flow	388	283
Write off of finance arrangement fees	(12)	—
Net asbestos-related payments	(22)	(5)
Excess of retirement benefit contributions over current service cost	(3)	(2)
Cash outflow on exceptional items	(72)	(58)
Legacy settlements and discontinued operations	(36)	(9)
Dividends received from joint ventures	(42)	(14)
Exchange rate movements	19	5
Cash generated from operations	220	200
Income taxes paid (net)	(79)	(54)
Interest paid (net)	(35)	(3)
Capital expenditure (net of disposals)	(36)	(31)
Acquisitions and disposals (net)	(51)	(876)
Ordinary dividends	(167)	(124)
Net share movements	10	6
Dividends received from joint ventures	42	14
Exchange and other movements	33	(7)
Cash movement in net debt	(63)	(875)
Non-cash movements	(80)	(49)
Movement in net debt	(143)	(924)
Opening net debt	(803)	121
Closing net debt	(946)	(803)
Net debt comprised:
	2015	2014
As at 31 December	£m	£m
Cash and cash equivalents	307	377
Cash deposits	33	118
Cash deposits >3m	23	21
Financial derivatives	14	—
Bank loans (net of facility fees)	(1,264)	(1,258)
Finance lease obligations	(59)	(61)
Net debt	(946)	(803)

Cash balances

We manage our cash balances such that there is no significant concentration of risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that hold the Group’s deposits. Similar consideration is given to the Group’s portfolio of derivative financial instruments.

As at 31 December 2015, the Group had cash balances totalling £363m (2014: £516m), of which 63% was held in institutions with a long term credit rating of at least A- (or equivalent) by at least two of Standard & Poor’s, Moody’s or Fitch.

Borrowings

Borrowing facilities

We seek to maintain a balanced capital structure comprising a mix of debt and equity, which is determined by considering the Group’s business profile and strategy, financial policies and the availability and cost of funding. We target the Group’s long-term net debt to be no more than two times trading profit.

As at 31 December 2015, the Group had committed banking facilities of £1,768m (2013: £1,863m).

In February 2014, the Group entered into a US$2,160m credit facility agreement with a syndicate of lenders. In July 2014, the facility agreement was amended to, among other things, increase the financing available under the facility to US$2,260m. As at 31 December 2015, the facilities available under the agreement were as follows:

►	Facility B, a US$830m bridge facility maturing August 2016 (with a six-month extension available at the Group’s option

►	Facility C, a US$830m term loan maturing in equal instalments in 2017, 2018 and 2019

►	Facility D, a US$350m revolving credit facility maturing May 2016

34	Amec Foster Wheeler Annual report and accounts 2015

Facilities B and C were for the purpose of financing the acquisition of Foster Wheeler, including the payment of all fees, costs and expenses associated with the acquisition and the repayment of the Group’s £100m 12-month term loan that matured in April 2014. Facility D is available for general corporate purposes but may not be used for the same purposes as Facilities B and C. Facility D is currently utilised only for providing bank guarantees. We also have a five-year £377m multi-currency revolving credit facility that matures in July 2017.

On 1 March 2016 the Group entered into a new syndicated facility comprising of three tranches; a three-year £650m term loan, a five-year £650m term loan and a five-year £400m revolving credit facility. This new facility replaces the company’s existing £377m revolving credit facility and the Foster Wheeler acquisition facility of $2,260m.

As at 31 December 2015, the Group had committed borrowing headroom of £442m (in addition to cash, cash equivalents and bank deposits of £363m):

	Facility	Drawings	Headroom
	£m	£m	£m
Credit facility agreement
– Facility B	563	563	0
– Facility C	563	563	0
– Facility D	237	62	175
Revolving credit facility	377	110	267
Project debt	26	26	—
Other	2	2	—
Finance leases	59	59	—
Committed facilities	1,827	1,385	442

Interest rate profile

The majority of the Group’s borrowings are denominated in US dollars and bear interest at floating rates.

Our policy is to maintain between 30% and 70% of the Group’s borrowings at fixed rates of interest. We achieve this by using interest rate swaps and other interest rate derivatives. As at 31 December 2015, only 28% of the Group’s borrowings were effectively at fixed interest rates due to the ongoing refinancing activity in 2015. This will be reviewed in Q1 2016 following the completion of the refinancing.

As at 31 December 2015, the weighted average effective cost of the Group’s outstanding borrowings was 3.4% and the effective interest maturity was 11 months.

Borrowing covenants

We are subject to customary covenants, representations and warranties in relation to our borrowing facilities. Our debt financing facility contains certain financial covenants as defined in the facility agreement including:

►	the ratio of consolidated net total borrowings to adjusted consolidated EBITDA must not exceed 3.25 times EBITDA

►	the ratio of consolidated EBITDA to consolidated net finance costs must not be less than 3.0 times

We satisfied these financial covenants by a comfortable margin for the year ended 31 December 2015.

Currency profile of debt

We aim to maintain the currency of the Group’s debt in proportion to the currencies in which the net assets of the Group’s businesses are denominated. We achieve the desired currency profile of the Group’s debt by borrowing in the relevant currency and also by entering into currency derivative contracts.

As at 31 December 2015, the effect of our hedging activity on the currency profile of the Group’s debt was as follows:

	Debt before	Effect of	Debt after
	hedges	hedges	hedges
	£m	£m	£m
Currency:
– Sterling	137	23	160
– US dollar	1,160	(448)	712
– Euro	26	207	233
– Canadian dollar	0	218	218
	1,323	0	1,323

Other assets and liabilities

Goodwill and other intangibles

As at 31 December 2015, the carrying amount of goodwill was £2,192m (2014: £2,516m), with the reduction during the year principally an impairment of £308m recognised against the goodwill attributable to the Global Power Group business. See note 12 for further details.

As at 31 December 2015, the carrying amount of other intangibles was £833m (2014: £927m), which comprised acquired identifiable intangible assets of £753m (2014: £849m) and computer software of £80m (2014: £78m). There was an impairment charge of £7m recognised against the order back log intangible asset arising as part of the Foster Wheeler acquisition.

Amortisation of £129m (2014: £49m) reflects a full year’s amortisation of the intangible assets arising on the Foster Wheeler and Scopus acquisitions, both in 2014.

Research and development

Our engineering, project management and consultancy businesses seek to develop advanced engineering solutions for our customers targeted towards the achievement of new or improved functions and performance of their assets. Our businesses are involved in front-end and detailed engineering design and implementation and testing activities across a broad range of markets including the Oil & Gas, Mining, and Clean Energy sectors.

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

Amec Foster Wheeler Annual report and accounts 2015	35

Financial review continued

Property, plant and equipment

As at 31 December 2015, property, plant and equipment amounted to £127m (2014: £150m), with a reduction of £23m during the year due as the additions of £16m were more than offset by depreciation of £26m and other smaller movements.

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

Post-retirement benefits

The Group has a number of defined benefit pension plans in a number of countries. There are three principal plans: two in the UK and one in the US. Each of these plans is closed to new entrants and the two legacy Foster Wheeler plans are also closed to future service accruals. Following an employee consultation exercise at the end of 2015, the Company has now confirmed its intention to close its UK Staff and Executive Defined Benefit pension schemes to future accrual from 1 April 2016 and replace them with a new Defined Contribution arrangement. Subject to gaining the necessary Trustee approvals, all legacy Defined Contribution plans in the UK will be merged into the new arrangement by 30 June 2016. As at 31 December 2015, there was a net surplus of £63m on the Group’s defined benefit pension plans (2014: deficit of £86m) principally due to actuarial gains in the defined benefit liability. During 2015, the Group contributed £36m (2014: £32m) to defined benefit pension plans and expects to contribute £36m in 2016, including special contributions of £6m.

Further information on the Group’s retirement benefit plans is provided in note 14 to the accompanying financial information.

Provisions

Provisions held at 31 December 2015 amounted to £664m (2014: £756m), with the substantial reduction during the year arising principally due to the utilisation of brought forward provisions of £64m. Otherwise, additional provisions of £33m were created and unutilised provisions amounting to £38m were released during 2015. In addition, there was an exchange movement of £22m on the opening balances.

Provisions may be summarised as follows:

	2015	2014
As at 31 December	£m	£m
Asbestos-related litigation	378	400
Legal claims and actions	154	217
Obligations relating to disposed businesses	78	86
Property-related provisions	19	19
Other provisions	35	34
	664	756

Asbestos-related obligations

The Group is subject to claims by individuals who allege that they have suffered personal injury from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of their subsidiaries during the 1970s or earlier.

As at 31 December 2015, the Group recognised:

►	an asbestos-related provision of £414m (after the effect of discounting of £74m), which included estimates of indemnity amounts and defence costs for open and yet to be asserted claims expected to be incurred in each year in the period to 2050

►	insurance recoveries of £118m (after discounting of £4m)

Management expects that there will be a net cash outflow of £22m during 2016 due to the excess of forecast indemnity payments and defence costs over insurance proceeds.

Details of the provisions held by the group are set out in note 21 to the accompanying financial information.

Non-controlling interests

As at 31 December 2015, non-controlling interests in equity amounted to £9m (2014: £22m), with the reduction during the year being principally due to the acquisition via a squeeze out merger, of the 4.7% non-controlling interest in Foster Wheeler AG that existed when the Group took control of Foster Wheeler in November 2015 and was subsequently acquired by the Group in January 2016.

Distributable reserves

As at 31 December 2015, the Company’s distributable reserves stood at £564m (2014: £726m).

£m
As at 31 December 2014	726
Dividends paid during 2015	(167)
Dividends received from subsidiaries	100
Impairment charges	(14)
Integration costs	(30)
Other costs	(51)
As at 31 December 2015	564

In total there was a write down of £351m against the investments in subsidiary undertakings. Of this, £337m was charged against the merger reserve, and so has no impact on distributable profits, and £14m against the profit and loss account reserve.

During 2012, the Company generated a significant profit from a Group restructuring which becomes distributable as qualifying consideration is received by the Company in settlement of the associated loan. There were no repayments of this loan during 2015 or 2014.

36	Amec Foster Wheeler Annual report and accounts 2015

Contractual obligations

As at 31 December 2015, the Group’s contractual obligations were as follows:

			Earliest period in which payment due
		Less than	Between one	Between two	After more
	Total	one year	and two years	and five years	than five years
	£m	£m	£m	£m	£m
Bank and other loans
– Principal	1,264	679	192	386	7
– Interest[1]	47	16	15	16	–
Derivative financial instruments[1,2]	25	21	1	3	–
Finance leases	59	4	18	24	13
Operating leases	385	86	80	144	75
Post-retirement benefits[3]	36	36	–	–	–
Total[4]	1,816	842	306	573	95

1	Floating rate interest payments and payments on the floating rate legs of interest rate derivatives are estimated based on market interest rates as at 31 December 2015.

2	Payments on foreign currency derivatives are estimated based on market exchange rates as at 31 December 2015.

3	Post-employment benefit obligations represent contributions to which the Group is committed and are not subject to potential future adjustment to reflect investment performance and other actuarial factors.

4	Future payments relating to the Group’s uncertain tax positions are not included because it is not practicable to estimate reliably the timing of these cash outflows.

Off-balance sheet arrangements

At 31 December 2015, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Details of the Group’s operating lease commitments are set out in note 25 to the consolidated financial statements.

Outlook for 2016

2016 is expected to be another year of challenging market conditions across upstream Oil & Gas and Mining. However, our exposure to a number of end markets, including downstream Oil & Gas, renewables and government work means we expect to see only a slight fall in like-for-like revenue, and a reduction in trading margins significantly less than the decline in 2015.

Going concern

Based on internal forecasts and projections that take into account reasonably possible changes in the Group’s trading performance, the directors consider that the Company and the group have adequate financial resources to continue in operation. Accordingly, the directors continue to adopt the going concern basis in preparing the Company’s and the group’s financial statements.

We outline on pages 18 to 21 the principal risks and uncertainties that may affect the Group’s results, cash flows and financial position.

Directors’ approval statement

The strategic report, as set out on pages 1 to 37, has been reviewed and approved by our board of directors.

Ian McHoul

Chief Financial Officer and interim CEO

10 March 2016

Amec Foster Wheeler Annual report and accounts 2015	37

Connected

excellence

through sharing skills across our markets

The proposed nuclear power station at Moorside in Cumbria will supply 3.4GW of electricity – 7% of the UK’s requirements – when it begins operating in 2024.

38

Strategic report: performance review
Governance
Financials

amec
foster
wheeler

39

Our Analytical Services Laboratories are some of the largest in the UK, carrying out radiochemical analysis for a wide range of clients.

In 2015 our E&I division announced two separate contracts with Nugeneration Ltd (NuGen) on its Moorside project in West Cumbria.

E&I has engaged specialist radiological protection support and commissioned radiochemistry work from our clean energy colleagues during the course of the project, collaborating effectively across the business to deliver the best results for the client.

Chairman’s governance overview

Good corporate governance helps to underpin long-term effective company performance. Your board is responsible for the governance structure at Amec Foster Wheeler and is committed to delivering the highest standards for the benefit of all of the Group’s stakeholders.

Dear shareholder,

The objective of this report is to set out what we believe to be essential to ensure that our strong governance frameworks are applied throughout your Company. This section of the report specifically examines the details of the work of your board over the past 12 months and the processes we implemented.

I mentioned in my letter last year that we support current best practice for boards to engage an external specialist to review their activity every three years. Following the 2014 engagement of Lintstock to assist us in this, I am pleased to report that, during 2015, every director had in-depth assessment interviews with one of their external facilitators.

In September 2014, the UK Financial Reporting Council issued a revised version of the UK Corporate Governance Code and we are reporting against this framework for the first time in respect of our 2015 financial year. Designed to strengthen our focus on and enhance the quality of information around long-term health, strategy and sustained value creation, the revised code includes significant changes including the introduction of a viability statement and a requirement for the board to report on the effectiveness of risk management in your Company.

2015 is also the first year when your Company needed to be compliant with provisions of the US Sarbanes-Oxley Act of 2002 on management’s assessment of internal control over financial reporting, which we successfully achieved, on target, by 31 December 2015. This process has added additional requirements to your board’s committee activities.

In my Chairman’s report on page 6, I outline the board changes which have occurred since the start of 2015. Ian McHoul was appointed interim CEO on 17 January 2016 following Samir Brikho stepping down as Chief Executive. The search for a new CEO, with which Korn Ferry has been appointed to assist us, is progressing well and an announcement will be made in due course once a decision has been reached.

Since my last report, Simon Thompson retired from the board and Neil Carson took on the roles of Senior Independent Director and Chairman of the Remuneration Committee. Roy Franklin joined the board on 1 January 2016.

In addition to filing an annual report in the UK, we are required to also file our annual report in the US on Form 20-F, which complies with the reporting requirements of the New York Stock Exchange, US securities laws and the rules of the Securities and Exchange Commission applicable to foreign private issuers. We have produced for the second time a combined annual report and annual report on Form 20-F to ensure consistency in the information provided to our UK and US investors.

In the UK, the UK Corporate Governance Code* (the Code) is the standard against which we are required to measure our corporate governance practices and provides the framework for our governance report. In the opinion of the directors, your Company has complied with the provisions of the September 2014 edition of the Code in respect of the year ended 31 December 2015. The governance report examines how we have applied these provisions. As required by the SEC, a summary outlining the significant differences between the Company’s corporate governance practices as a UK listed company and those followed by US companies can be found on page 191.

In 2016 the board will continue to apply the highest standards of governance to assure your Company achieves optimal performance in these very challenging markets.

John Connolly

Chairman

10 March 2016

 *Printed copies of the UK Corporate Governance Code can be obtained from www.frcpublications.com

40	Amec Foster Wheeler Annual report and accounts 2015

Leadership and effectiveness

Our board of directors

Our board members are selected to ensure and maintain an effective balance of skills, experience, independence and knowledge of the areas in which Amec Foster Wheeler operates and in the duties and responsibilities associated with being a director of a listed company.

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

Beyond commercial business roles, John is Chairman of the Board of Trustees of Great Ormond Street Hospital Charity and a member of the CBI President’s Advisory Council.

Term of office

John was appointed as non-executive Chairman on 1 June 2011 and was considered to be independent on appointment in accordance with the requirements of the Code.

His term of office was extended in March 2015 for a second three-year term to the date of the 2018 AGM.

Amec Foster Wheeler Annual report and accounts 2015	41

Leadership and effectiveness continued

Our board of directors continued

Ian McHoul	Linda Adamany	Neil Carson	Colin Day

Chief Financial Officer and interim CEO

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

Term of office

Ian was appointed interim CEO on 17 January 2016 and Chief Financial Officer on 8 September 2008 and has no fixed term of office. His service contract is terminable on six and twelve months’ notice by him and the Company respectively.

External appointments

Ian has been a non-executive director of Britvic plc since March 2014 and was a non-executive director of Premier Foods plc from July 2004 to April 2013.

Non-executive Director, Chairman of the health, safety, security, environmental and ethics (HSSEE) committee and a member of the audit, remuneration and nominations committees

Linda has over 40 years’ business experience, with 27 in the international energy sector. Between 1980 and 2007 Linda held a number of executive positions at BP plc in the UK and US. During that time, she held various executive roles in refining and marketing, exploration and production and petrochemicals, including Chief Executive of BP Shipping and Group Vice President and Commercial Director, BP Refining & Marketing.

In March 2013, Linda was appointed a non-executive director of Coeur Mining, Inc., a US-based publicly quoted primary silver producer, where she serves as chairman of the audit committee and is a member of the environmental, health, safety and social responsibility committee. In March 2014, Linda was appointed to the board of directors of Leucadia National Corporation, a US-based, NYSE-listed, diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, where she is a member of the audit and the nominating and corporate governance committees. From 2006 to 2012, prior to joining Amec Foster Wheeler, Linda was a non-executive director of National Grid plc and a member of their audit, nominations and safety, environment and health committees. Linda is a qualified accountant (CPA) with a BSc in Business Administration from John Carroll University, Ohio, and has also undertaken post-graduate, non-degree executive programmes at Harvard, Cambridge and Tsinghua universities.

Term of office

Linda was appointed a non-executive director on 1 October 2012. In January 2016, her term of office was extended for a second three-year term to the date of the 2019 AGM.

Senior Independent Director, Chairman of the remuneration committee and a member of the audit and health, safety, security, environmental and ethics (HSSEE) committees

Neil was Chief Executive of Johnson Matthey Plc, the FTSE 100 speciality chemical company, from 2004 to June 2014 and stepped down as a member of the board in September 2014. He joined the company in 1980 after completing an engineering degree and held a number of senior management positions in both the UK and US, including Managing Director of Catalysts & Chemicals from 1999 to 2004 and Division Director of Catalytic Systems from 1997 to 1999.

In July 2014, Neil became a non-executive director of PayPoint plc, where he also serves as chairman of the remuneration committee and senior independent director. In May 2015, Neil joined the board of TT Electronics plc as Chairman. He is currently Honorary President of the Society for Chemical Industry (SCI) and co-chair of the Chemistry Growth Partnership, which is working with the government to stimulate growth in the industry in the United Kingdom. Neil was previously a founding member of the Prince of Wales’ Corporate Leaders Group on Climate Change. Neil received an engineering degree from Lanchester Polytechnic (now Coventry University) and has been awarded an Honorary Doctor of Business Administration from Anglia Ruskin University.

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

Colin has been a director of FM Global since January 2014 and was appointed as a non-executive director and chairman of the audit committee of Meggit plc on 1 October 2015. He was previously a non-executive director of WPP plc from 2005 to June 2015. Colin was appointed to the FRC Audit Advisory Group on 3 July 2014.

Term of office

Colin was appointed a non-executive director on 14 October 2010. His term of office was extended in February 2014 for a second three-year term to the date of the 2017 AGM.

42	Amec Foster Wheeler Annual report and accounts 2015

Roy A Franklin

Non-executive Director and member of the nominations committee

Roy has more than 40 years’ experience as an executive in the oil & gas industry. He spent 18 years at BP, latterly as Head of M&A, BP Exploration, after which he was Group MD of Clyde Petroleum and then CEO of Paladin Resources until its acquisition by Talisman Energy in 2005. Since then Roy has served on a number of international energy boards in non-executive roles.

Roy is currently chairman of Keller Group plc, deputy chairman of Statoil ASA and a non-executive director of Santos Ltd. He is also currently chairman of privately-owned Cuadrilla Resources Holdings Ltd, and a member of the advisory board of Kerogen Capital LLC.

Term of office

Roy was appointed a non-executive director on 1 January 2016 for an initial term of three years, which will end at the 2019 AGM.

In accordance with the Company’s articles of association, Roy will retire from office at the forthcoming AGM and offer himself for election.

Kent Masters

Non-executive Director and member of the health, safety, security, environmental and ethics committee (HSSEE)

Kent was the Chief Executive Officer of Foster Wheeler AG from 2011 until the completion of the acquisition by AMEC in November 2014. Prior to joining Foster Wheeler, he served as a member of the Executive Board of Linde AG, a world leading gases and engineering company, from 2006 to 2011. At Linde, Kent had responsibility for the Americas, Africa, the South Pacific, the global business unit Healthcare, and the business area Merchant and Packaged Gases. He was employed by BOC Group plc from 1984 until the acquisition of BOC by Linde in 2006. Kent served in roles of increasing responsibility at BOC, including as Chief Executive, Industrial and Special Products, from 2005 to 2006, and as President, Process Gas Solutions-Americas from 2002 to 2005. He also served on the board of directors of BOC from 2005 to 2006.

Kent served as the non-executive chairman of African Oxygen Limited from 2005 to 2011. Kent joined the board of Albemarle in January 2015 following its acquisition of Rockwood Holdings, Inc. where he had served as a director since 2007. Kent is a member of the compensation committee at Albemarle and served on the audit and compensation committees at Rockwood.

Term of office

Kent was appointed a non-executive director on 13 February 2015 for an initial term of three years, which will end at the 2018 AGM.

Stephanie Newby

Non-executive Director, member of the audit and health, safety, security, environmental and ethics (HSSEE) committees

Stephanie is the Chief Executive Officer of Crimson Hexagon, a big data social analytics company. Prior to Crimson Hexagon she founded Golden Seeds in 2004, an investment company that provides investment capital to early-stage, high-growth companies. Previously, she spent 20 years working in the financial services industry in Sydney, London and New York, with the majority of her career spent with J.P. Morgan, where she headed several global businesses serving as Global Head of Futures and Options, Head of International Private Banking, Chief Operating Officer of Global Equities and Head of eCommerce.

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

We will continue to seek to build upon and complement the board’s existing skills set, including a focus on increased diversity, whether this is through gender, race, nationality or general background. The review of the effectiveness of the board in 2014 identified the need for additional expertise in oil & gas markets and this led to Roy Franklin’s appointment at the beginning of 2016.

Independence of non-executive directors

The board considers that, with the exception of Kent Masters, whose previous employment by Foster Wheeler precludes him from meeting the required independence criteria, the non-executive directors are independent and free from any relationships or circumstances that could affect their independent judgement.

Amec Foster Wheeler Annual report and accounts 2015	43

Leadership and effectiveness continued

Amec Foster Wheeler governance structure

44	Amec Foster Wheeler Annual report and accounts 2015

Board role and responsibilities

The board is collectively responsible for delivering sustainable long-term shareholder value in line with its obligations to and the expectations of the Group’s stakeholders.

The board is responsible for setting the Company’s strategic aims and providing the leadership and resources to achieve its objectives. The board’s role is to be distinguished from overall operational management, which is the responsibility of the Chief Executive who, in turn, delegates authorities to the Chief Financial Officer, business unit and functional leaders. They have in turn further delegated authorities to their teams.

In order to ensure it retains appropriate overall control of the Group, a number of key matters are not delegated to management and as such the board maintains a schedule of matters reserved for its approval. These include:

►	annual strategic and short-range plans

►	financial and treasury policies

►	risk identification, risk appetite, risk management and internal control systems

►	high-value potentially high-risk projects

►	major acquisitions and disposals

►	Code of Business Conduct

►	full and half-year accounts

►	dividend policy

►	succession planning for directors and senior executives

►	group-wide policy framework

►	ensuring the effectiveness of governance practices

►	appointment and removal of the Company Secretary

This schedule is reviewed for continued acceptability on an annual basis. In March 2015, the schedule was reviewed and a number of changes were made to take account of various matters including the UK Corporate Governance Code and the Company’s new operating model. In July 2015, a further change was made to include a requirement for board approval of high value, potentially high risk projects.

High quality corporate governance helps to underpin long-term company performance and the board is responsible for maintaining strong governance practices and regularly reviewing the Company’s governance structure as illustrated on page 44.

During the year, to take account of Amec Foster Wheeler’s new values and expected working behaviours, the board launched new versions of fundamental documents in the Company’s governance framework including a new Code of Business Conduct. The Code of Business Conduct is the cornerstone of the Company’s approach to governance and is applicable to all employees, including the Chief Executive, Chief Financial Officer and other senior financial professionals. The Code of Business Conduct is the responsibility of and is upheld by the board; it acts as a guide for our day-to-day working life, providing a practical application of Amec Foster Wheeler’s values and ensuring all those who work for and under Amec Foster Wheeler’s direction understand the behaviour that is expected of them. The Code of Business Conduct, which is available to employees in 14 different languages, complies with relevant UK and US regulations and is available on the Company’s website at amecfw.com/ethics

A global policies document works in conjunction with the Code of Business Conduct providing further detail and elaboration on matters affecting all of Amec Foster Wheeler’s businesses. The global policies document describes the key policies for directing and managing the Group’s businesses consistently in accordance with our vision and values. These global policies are supported by a set of mandatory procedures, which further explain how the policies are to be applied. Together, the global policies and procedures set the framework within which business, functional and local policies and procedures are set. The board approves the group-wide policy framework. On a day-to-day basis, the board has delegated responsibility for implementation of the global policies and ownership of the procedures to the Group Leadership Team. The board considers the global policies to be part of the risk-based approach to corporate governance and the maintenance of sound internal controls.

In order to discharge its role, the board is also responsible for maintaining sound risk management and internal control systems. The board has a rigorous and comprehensive risk management approach to protect the Group’s assets and the interests of its stakeholders and create an environment for business success. The board regularly reviews the effectiveness and adequacy of the Group’s financial, operational, compliance and risk management systems.

The board is supported in its work by four board committees (nominations, audit, HSSEE and remuneration), chaired by either the board Chairman or another non-executive director, and a number of management committees and groups, chaired by executive directors (or other senior individuals), to which specific responsibilities have been delegated. You can find out more about the membership, duties, responsibilities and work of these committees in the dedicated reports that follow. Full written terms of reference for each board committee can also be found online at amecfw.com/aboutus/corporate-governance

The directors believe that the board leads and controls the Group effectively and that all directors act in accordance with what they consider to be the best interests of the Company, consistent with their statutory duties under the Companies Act 2006 and other legislation.

Amec Foster Wheeler Annual report and accounts 2015	45

Leadership and effectiveness continued

Board composition

As at 31 December 2015, the board comprised the non-executive chairman; two executive directors (the Chief Executive and the Chief Financial Officer); and five non-executive directors. Roy Franklin was appointed as a non-executive director on 1 January 2016.

The Company announced on 18 January 2016 that Samir Brikho had stepped down as Chief Executive. Upon Mr Brikho’s departure, Ian McHoul was appointed to the role of interim CEO, which he has agreed to fulfil alongside his role as Chief Financial Officer until the search for a new CEO is concluded.

Details of the directors, including their biographies, other significant commitments and committee memberships can be found on pages 41 to 43. Details of the directors’ service contracts, emoluments and share interests are set out in the remuneration report on pages 67 to 80.

The Company’s articles of association require all directors to seek election by shareholders at the AGM following their initial appointment and re-election every three years thereafter. However, in line with the recommendations of the Code, our practice is that all directors submit themselves for re-election on an annual basis. All of the directors wishing to continue serving, and considered eligible by the board, will offer themselves for re-election at the 2016 AGM. Roy Franklin will also seek election at the forthcoming AGM, having been appointed on 1 January 2016.

The independence of the non-executive directors is continually monitored and formally assessed as part of the board’s annual evaluation process. The board considers that, with the exception of Kent Masters, whose previous employment by Foster Wheeler precludes him from meeting the required independence criteria, the non-executive directors are independent and free from any relationships or circumstances that could affect their independent judgement.

The balance of executive and non-executive directors provides continuity on the board while ensuring no one individual, or group of individuals, dominates the decision-making process.

The varied backgrounds and commercial experience of the non-executive directors, and their independence from management, ensures rigorous debate at meetings and constructive challenge and oversight of the executive directors in relation to the strategic direction and performance of the group.

As part of the company’s broader diversity initiative, it supports the recommendations of the final report in the Davies Review series. We are pleased to say that two out of our eight directors are female, representing 25% of our board. Candidates for board appointments are evaluated on merit in light of the requirements of the role, having due regard to the group-wide commitment to diversity and inclusion. The board recognises the importance of diversity, including but not limited to gender balance across the group more generally. In 2015, Amec Foster Wheeler’s diversity initiatives have continued to focus on implementing its group-wide commitment to achieving a more diverse workforce and inclusive working environment, including encouraging and enabling greater diversity of thinking. During the year a global mandatory procedure on diversity and inclusion was introduced to drive associated action plans with measurable objectives for monitoring progress. The gender diversity of the Company and its senior management is shown on page 14.

46	Amec Foster Wheeler Annual report and accounts 2015

The Chairman and Chief Executive

The Company does not combine the roles of Chairman and Chief Executive. There is a clear and well-defined division of accountability and responsibility between the roles of the Chairman and Chief Executive and these are set out in writing and have been agreed by the board. The consequence of this clear division of responsibility at the head of the Company is such that no individual has unrestricted powers of decision. The Chairman and Chief Executive are committed to ensuring the development and maintenance of an effective and trusting relationship with the appropriate balance between challenge and support.

The Chairman is primarily responsible for the leadership and effectiveness of the board. He is accountable for promoting effective board relationships and the participation of all board members, so as to encourage a culture of openness and debate and enable the board to fulfil all aspects of its role. The Chairman has undertaken to ensure that the board discharges its duties to promote the success of the Company for the benefit of all stakeholders and to guide Amec Foster Wheeler’s business and conduct in accordance with the highest ethical standards.

Each year the Chairman produces a board plan intended to summarise the board’s activities in executing its duties during the year. The plan highlights the priorities the board has identified for the year, and those of the Chief Executive, and can be modified to take account of any unscheduled developments. In chairing and setting the agenda for board meetings, the Chairman ensures sufficient time is available for discussion and meaningful challenge in areas such as strategy, performance, value creation and accountability.

Subject to matters reserved to the board, the Chief Executive is responsible for the leadership of Amec Foster Wheeler’s businesses with the primary objective of creating shareholder value. Consistent with this objective, overall operational management is delegated to the Chief Executive who, together with the Group Leadership Team, is responsible for the proposal, development and implementation of the Group’s overall strategy, driving execution, growing markets and customers and developing our people. The building and maintenance of an effective executive management team, and the allocation of responsibility therein, are key components of and essential to the performance of the Chief Executive’s role.

The Chief Executive also takes the lead role in the promotion of Amec Foster Wheeler, setting the tone in the realisation of the Company’s vision and values and encouraging the highest standards of health, safety, security, environmental and ethical performance.

Senior Independent Director

Neil Carson has acted as the board’s Senior Independent Director since the conclusion of 2015 AGM, following the retirement of Simon Thompson. Neil was selected for the role on account of his significant knowledge of Amec Foster Wheeler and its operations and his experience as a director of international companies. Both the nominations committee and the board considered that Neil Carson best met the criteria required for the role. The Senior Independent Director is responsible for:

►	providing additional support to and acting as a sounding board for the Chairman on board-related matters

►	acting as an additional channel of communication between the Chairman and the other directors where necessary

►	being available to shareholders for concerns they may have that have not been resolved through the normal channels of the Chairman, Chief Executive or other executive directors, or which are not appropriate to raise through these channels

►	acquiring an objective understanding of the issues and concerns of Amec Foster Wheeler’s shareholders through attendance at a sufficient number of meetings with the company’s major shareholders and financial analysts

►	at least annually establishing the views of the non-executive directors as to the performance of the Chairman

►	following completion of the above evaluation exercise, providing feedback to the Chairman on his performance

►	overseeing the search for a new Chairman, as required

Amec Foster Wheeler Annual report and accounts 2015	47

Leadership and effectiveness continued

Non-executive directors

The non-executive directors are crucial in bringing an external perspective and wide range of skills, experience, expertise and diversity of views to the board’s deliberations and the development of strategy. They constructively challenge and scrutinise the performance of management against agreed objectives and provide an invaluable contribution to the work of the board’s committees. In January 2015, the membership of each of the board committees was restructured to ensure the most effective use of each non-executive director’s time and to more appropriately reflect their skills and experience. The board benefits greatly from the contribution and balance they bring. To ensure this continues, the Chairman holds meetings with the non-executive directors, without the executive directors present, immediately following most scheduled board meetings.

The board’s policy is that non-executive director appointments are normally for three consecutive three-year terms, subject to assessment by the nominations committee after the end of each term. The committee makes recommendations on reappointments to the board.

To ensure independence and constructive challenge, prior to appointment and on any material changes, the external commitments of each non-executive director, including those of the Chairman, are reviewed. During the year, Neil Carson joined the board of TT Electronics plc as chairman and Colin Day was appointed as a non-executive director and chairman of the audit committee of Meggitt plc. In accordance with the board’s policy to ensure that non-executive directors are not conflicted and are able to commit sufficient time to meet their duties and responsibilities to Amec Foster Wheeler, the prospective appointments were disclosed to the board for approval. In neither case was it considered that the external appointment would have a detrimental effect. Each director’s undertaking as to their ongoing commitment to the role, together with an assessment of their continued independence, is reviewed as part of their annual performance evaluation.

Amec Foster Wheeler’s non-executive directors are not employed by the Company in any capacity. Kent Masters was the former Chief Executive Officer of Foster Wheeler AG and Stephanie Newby was formerly an independent non-executive director of Foster Wheeler AG.

The letters of appointment of the non-executive directors are available for inspection at the Company’s registered office by request to the Company Secretary and will be available for inspection at the company’s forthcoming AGM.

48	Amec Foster Wheeler Annual report and accounts 2015

Board meetings

The board holds a minimum of six regular meetings throughout the year, scheduled in accordance with an annual timetable. Additional board meetings and telephone conference calls are held as required to deal with specific issues. In 2015 there were seven scheduled meetings and six unscheduled meetings.

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

Number of meetings attended
	Scheduled	Unscheduled
John Connolly	7/7	6/6
Samir Brikho	7/7	5/6
Ian McHoul	7/7	6/6
Linda Adamany	7/7	5/6
Neil Carson	7/7	3/6
Colin Day	7/7	4/6
Kent Masters (from 13 February 2015)	6/6	5/6
Stephanie Newby	7/7	4/6
Simon Thompson (to 14 May 2015)	3/3	1/1

Unscheduled meetings were convened throughout the year to consider such matters as trading updates and director appointments. As these were not scheduled, members were not always able to attend but were provided with full packs of information and were invited to make comments.

At least one scheduled meeting each year takes place away from Amec Foster Wheeler’s head office in London. This provides the board with an opportunity to understand more about Amec Foster Wheeler’s business and to meet employees based locally. The July 2015 board meeting took place in our offices in Houston, Texas, US, where the board met with local management and also visited a client project site in the Southern US.

The October 2015 board meeting and board strategy discussions took place at our offices in Reading, UK, which were particularly significant given the challenging market conditions facing the sectors in which the Group operates.

In addition to the matters reserved for the board, certain items are considered at every scheduled board meeting. The Chief Executive provides a report on business performance, strategy execution and emerging issues and the Chief Financial Officer updates the board on financial results and progress against the short-range plan. Reports are also received on investor relations and market issues, HR and HSSEE matters. In addition, the Chairman and the General Counsel and Company Secretary provide an update on legislative, regulatory and governance matters and twice yearly the General Counsel and Company Secretary provides updates on material claims and disputes.

Business unit management is regularly invited to present at board meetings and, led by the Group Presidents, provides ‘deep dive’ reviews of each business unit. In addition to standing items discussed at each meeting, the board considers a regular schedule of financial and planning matters including the approval of financial results and dividends; special matters including the review and approval of strategy; the determination of major risks and risk appetite and transaction and competitor reviews. The board receives an annual presentation from the Group Human Resources Director on senior management succession planning and management development. In 2015, this took place in July and the board was also provided with updates on leadership development assurance and on performance management. The board has also identified a range of topic reviews that are addressed annually and these include the strategies followed by the Group’s functions eg Tax, Treasury and IT, as well as the board effectiveness and composition reviews.

The board also holds a separate additional meeting each year to perform a full strategic review of the Group. On account of the timing of the acquisition of Foster Wheeler, the strategy event originally scheduled for October 2014 was held in April 2015 following completion of the acquisition. The board undertook a further review of strategy in October 2015, which considered amongst other things what improvements could be made to the Group’s activities to better meet client requirements in the current challenging market conditions.

The Company Secretary is fundamental in ensuring the efficiency and effectiveness of the board and its committees and is responsible for ensuring that the directors have timely access to full, accurate and relevant information and whatever resources they need to undertake their duties. Agendas and supporting papers for board and committee meetings are circulated approximately one week prior to the meeting date to allow sufficient time for review and enable informed debate and challenge at meetings. Monthly interim reports are prepared, including a report from the Chief Executive and the business unit presidents, and these are circulated to the board if a meeting is not scheduled in the month.

Amec Foster Wheeler Annual report and accounts 2015	49

Leadership and effectiveness continued

Board meetings continued

Where the directors, particularly non-executive directors, require further insight on an issue, the Company Secretary will facilitate this from the business or relevant members of the senior management team. Members of senior management are regularly invited to attend board meetings to present on specific projects and issues. The Company Secretary also ensures that the correct board procedures are followed from both a legal and a regulatory perspective.

In addition to the advice and services of the Company Secretary, a formal process exists for the directors to obtain independent professional advice, at the Company’s expense, where appropriate and necessary to discharge their responsibilities. The Company Secretary is responsible for the organisation and co-ordination of access to such advice. The Company Secretary ensures that a timely and accurate record of all meetings of the board and its committees is taken and circulated. In addition, the chairman of each board committee reports fully to the board following each meeting and minutes are made available to the board.

If a director had a concern about the running of the Company or a proposed action that could not be resolved, this would be recorded in the minutes. In addition, upon resignation, should a director have any such outstanding concerns, they would be invited to provide the Chairman with a written statement for circulation to the board. No such statements were received during 2015.

Conflicts of interest

The board has procedures in place for the disclosure and review of conflicts of interest. No material conflicts of interest arose in 2015. Prior to appointment, prospective directors provide information on any conflicts of interest, and thereafter any potential conflicts of interest are considered at the start of each board meeting. Accordingly, each director is aware of their responsibility to avoid a situation where they have an actual or potential conflict of interest, the requirement to keep the same under review and inform the Chairman and Company Secretary of any change in their situation. An effective procedure is in place for the board to authorise conflict situations, should they arise, in accordance with the Companies Act 2006 and the Company’s articles of association. In other cases the conflict is managed by excluding the relevant director from the discussion.

The Company Secretary is responsible for keeping appropriate records, including the scope of any authorisations granted by the board, and ensures the board undertakes regular reviews of conflict authorisations. Such matters are normally recorded in the minutes of the relevant meetings.

Executive directors are not permitted to accept external appointments without the prior approval of the board. The board will review the nature, scope and complexity of any proposed external appointments, to ensure they will not adversely impact a director’s ability to devote such time and energy to their role as is necessary to discharge their responsibilities effectively or create any potential conflicts.

50	Amec Foster Wheeler Annual report and accounts 2015

Professional development

The Company Secretary assists the Chairman in the co-ordination of director induction upon appointment and ongoing training. A comprehensive induction programme is in place for all new directors which takes into account their previous experience, background and role on the board. The programme is tailored accordingly to:

►	provide an understanding of the duties and responsibilities of a director and their particular role

►	build an understanding of how the board operates within Amec Foster Wheeler’s structure

►	further their knowledge and understanding of Amec Foster Wheeler’s culture, its business and operations and the markets and countries in which it operates

►	establish a link with Amec Foster Wheeler’s management and people

►	establish an understanding of the Company’s main relationships

New directors are provided with key board, operational and financial information and relevant legislatory and regulatory guidance. The programme is designed so as to prioritise and vary the delivery of materials to optimise its effectiveness and facilitate completion in a timely manner. The programme involves a combination of documentation, accessible via the portal used by the board to communicate and share documents electronically, meetings with other members of the board, senior management and their extended teams, key external parties including the Company’s advisers and, where appropriate, major shareholders, and site visits where possible. Where a new director is to serve on a board committee, induction material relevant to the committee is also provided. Progress against the induction programme is reviewed with the director midway throughout the process to ensure a smooth transition into director training and ongoing development.

Ongoing training, relevant to each director’s individual development needs, continues after appointment. The Chairman endeavours to review the training and development needs of the directors at least annually. The aim is to ensure the further enhancement of their skills and knowledge of the business, so that they continue to fulfil their role effectively on the board and its committees.

Internally facilitated training is arranged by the Company Secretary on topics and issues relevant to the operation of the board and the responsibilities of the directors. The board receives presentations from management on changes and significant developments in the business. Updates on changes in legislation and communications from the Company Secretary’s office on key developments in corporate governance are also provided. In addition, use is made of external auditor and adviser training programmes. During the year the board received presentations from internal and external experts on such matters as health and safety legal requirements and changes to the UK Corporate Governance Code, including risk management, internal control and going concern requirements, the new viability statement, executive remuneration and relations with shareholders. From time to time the directors individually attend seminars and conferences related to their areas of expertise and responsibility.

To further develop the directors’ understanding of the Group’s businesses and culture, the board undertakes visits to various places of Amec Foster Wheeler business. As previously mentioned, during the year the board visited the Group’s Houston, US, and Reading, UK, operations.

Amec Foster Wheeler Annual report and accounts 2015	51

Leadership and effectiveness continued
Evaluation

In line with the recommendations of the Code, each year a formal performance evaluation review is undertaken of the board, its committees and the directors individually. In 2015, the performance evaluation was externally facilitated by Lintstock, a third-party service provider. Lintstock have been the provider of the Company’s insider list management software since 2011 but other than this, and the performance evaluation, have not undertaken any other work of any kind for the board or the Company.

This year, the review process involved both one-to-one interviews and the completion by each director of an in-depth survey designed to establish their perceptions in areas such as the current composition and expertise of the board; board dynamics and the interaction between board members and the board and senior management; the board’s management of time and the scope of board agendas; the quality of both internal and external support to the board including information presented at meetings and updates on major developments between meetings; and the board’s role in setting strategy and strategic oversight. Opinions were also sought on the effectiveness of the April 2015 board strategy event (which both the board and Group Leadership Team attended), the appropriateness of the board’s risk appetite and approach to risk management and internal controls, and succession planning and human resource management.

Lintstock’s report on the findings of this survey of board effectiveness was tabled for discussion at the board’s December 2015 meeting. In summary, the results were very positive and engagement and interaction amongst board members continue to be very strong.

The size of the board was considered appropriate and, with regard to composition, the appointment of Roy Franklin as a non-executive director was identified as a valuable addition of oil & gas sector experience. The board was seen to have appropriate knowledge of the markets in which the company operates and a good understanding of shareholders’ and stakeholders’ views. There was considered to be good support and challenge provided to management. The frequency and quality of management presentations were highly rated.

The board was seen to use its time effectively although it was suggested that more time might be spent on market dynamics, the structure by which clients are supported, major projects, technology and succession planning considerations.

The Company’s strategy was considered to be clear with broad consensus as to the principal strategic issues and the April 2015 strategy review day was highly rated.

The risk appetite was considered to be clear and it was felt that risk management was a strength and had improved.

A number of areas for improvement were identified and these will continue to be addressed over the coming year as part of the board plan and include continued focus on succession planning, management of human resources, and on the strategic objectives of the Group in the context of the market dynamics and challenges facing the sector.

In addition, and as required by the Code, during the year the Senior Independent Director, having taken the views of the non-executive and the executive directors, reviewed the performance of the Chairman. The Senior Independent Director met with the Chairman in December 2015 to review his performance during 2015. The Chief Executive conducts annual performance development reviews with his direct reports.

In 2016, the board performance evaluation review will again be externally facilitated by Lintstock.

52	Amec Foster Wheeler Annual report and accounts 2015

Nominations committee

The nominations committee is primarily focused on evaluating the board of directors and on examining the skills, characteristics and dynamics that are needed to run an effective board.

Dear shareholder,

The Group has undergone transformational changes over the past year and, more than ever, the role of the nominations committee is a key one.

In 2015, Kent Masters and Roy Franklin were appointed to the board, bringing with them valuable oil & gas experience. Succession and evolutionary change remain our key priorities, taking into account our commitment to diversity and inclusion.

You will be aware that Ian McHoul was appointed into the role of interim CEO following Samir Brikho’s departure. The board has mandated Mr McHoul to continue to drive forward the Company’s previously stated priorities and he will continue to fulfil this dual role until a new CEO is appointed. I am leading the succession process on behalf of the nominations committee and we will make an announcement as soon as we have made a decision.

You can see from the charts on page 46 that we have a strong blend of skills, experience and length of service amongst your board of directors and I see no reason that this should not be maintained as your company rises to the challenges we will inevitably face in 2016 and beyond.

John Connolly

Chairman of the nominations committee
10 March 2016

Members

During 2015, the nominations committee comprised the Chairman, Linda Adamany and Colin Day. The quorum for the committee is two members. There were five committee meetings held in the year.

Membership and attendance of the nominations committee up to 31 December 2015

Meeting attendance
John Connolly (Chairman)	5/5
Linda Adamany	5/5
Colin Day	4/5

Meetings of the committee are usually called at short notice to consider matters as they arise. This means that members may not always be available, but they are always fully apprised of matters to be discussed and their views sought and taken into account. Colin Day was unable to attend one meeting called at short notice due to a prior commitment.

At its meeting on 2 December 2015, the board approved minor amendments to the terms of reference for the committee. These are available to review on amecfw.com

With effect from 1 January 2016, the membership of the committee now comprises: John Connolly (Chairman), Colin Day, Linda Adamany and Roy Franklin.

Key responsibilities

The committee is mindful of the board’s desire to maintain an appropriately diverse and balanced membership, in terms of skills, experience, independence and knowledge of the Group, taking into account the benefits of diversity, so as to ensure the delivery of the Group’s strategy and performance. The committee regularly reviews the board’s structure, size and composition against these criteria and the board selection criteria referred to on page 54.

Together with the board, the committee also considers board succession planning in conjunction with reports from the Chief Executive and Group Human Resources Director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within the senior management team and on the board.

As part of the externally conducted board effectiveness review undertaken in 2015, the performance of the committee was also evaluated and this was overall rated highly. As an area for further improvement, it was suggested that the committee ought to periodically review the Business Unit Group President succession plans.

Amec Foster Wheeler Annual report and accounts 2015	53

Leadership and effectiveness continued
Nominations committee continued

Activities of the committee

Prior to Simon Thompson’s retirement in May 2015, the committee considered potential replacements for his role as Senior Independent Director and as Chairman of the remuneration committee. After careful consideration, the committee concluded that Neil Carson best met the required criteria and a recommendation was made to the board accordingly.

At the same time, the committee considered the reappointment of the Chairman for a second three-year term of office, as his first three-year term ended at the 2015 AGM. His significant experience and his excellent chairmanship during a period of significant change resulted in a recommendation being made to the board to reappoint him for a second three-year term.

The committee also considered and recommended the appointment of Linda Adamany as a new member of the remuneration committee with effect from 30 April 2015.

In July 2015, the committee reviewed and recommended the adoption by the board of amended board selection criteria, to be used to identify any gaps in the overall experience and knowledge of the board as a whole and to assist appropriately in the future board selection process.

In early 2016, the committee considered the reappointment of Linda Adamany as a non-executive director for a second three-year term of office as her first three-year term will end at the 2016 AGM. On the basis of her significant relevant international experience and her knowledge of the activities of the Group, the committee recommended that she should be reappointed for a second three-year term.

During 2015, the committee commenced a search for a new non-executive director to replace Simon Thompson. The committee used the executive search firm, The Zygos Partnership (Zygos), to assist with the process. After due and careful consideration, due to his significant relevant experience, particularly in the oil & gas sector, a recommendation was made to the board to appoint Roy Franklin as a non-executive director with effect from 1 January 2016. Zygos had previously worked with the company to assist with the search for a new Chairman in 2011 and with the process that led to Linda Adamany’s appointment in 2012. Other than this they have not undertaken any other work of any kind for the board or the Company.

Following Samir Brikho’s departure on 17 January 2016, a key focus for the committee will be to find his successor. The Company has appointed the executive search firm, Korn Ferry, to assist the Company in its search for a new CEO, which will consider both internal and external candidates. A role specification has been prepared to assist in distilling a long list of candidates against the role requirements. Both internal and external candidates will be interviewed by the Chairman and Group Human Resources Director and the resulting shortlist of candidates will be interviewed by all board members. Full details of the process will be disclosed in next year’s report. Korn Ferry also assisted the board with an exercise to strengthen the senior executive pipeline in 2014 and have, from time to time, assisted with searches for other senior management roles. Other than this, they have not undertaken any other work of any kind for the board or the Company.

54	Amec Foster Wheeler Annual report and accounts 2015

Our Group Leadership Team

Distinct from the executive director (shown on page 42), the Group Leadership Team comprises the following senior operational and functional management:

Simon Naylor

Group President, Americas
Simon was appointed Group President, Americas in October 2012. Prior to that Simon had been President Natural Resources, Americas since 2007, where he led the growth and successful development of the Company’s leading positions in the core market sectors of mining, oil & gas and oil sands. In his 23 years with the company, Simon has worked across the project lifecycle, in consulting, engineering and project management. A natural resources professional, his experience includes project development, asset support, strategy, customer relationship management and operations leadership.

Simon has an MBA from Cranfield School of Management and a BSc from University College London in Chemical Engineering.

Gary Nedelka

Group President, Global Power Group (GPG)
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

John Pearson

Group President, Northern Europe & CIS (NECIS)
Before taking the role of Group President, Northern Europe & CIS on 1 January 2015, John was Group President of Europe and, prior to that, he was Managing Director of the oil & gas business in Europe and West Africa. He joined the Company in 1990 and has worked in a variety of roles in engineering and project management. In the past, John has led the Company’s oil & gas projects and asset support business streams globally. Prior to joining the business, John worked for Chevron and has worked around the world, having spent time based in Aberdeen, San Francisco, Baku and London. John is currently contractor co-chair of Oil & Gas UK and sits as a member of MER UK, the Fiscal Forum and the OGA stakeholder board.

John holds a BSc Honours Engineering degree from Aberdeen University.

Roberto Penno

Group President, Asia, Middle East, Africa and Southern Europe (AMEASE)
Roberto was appointed Group President, AMEASE on 1 January 2015, immediately prior to which he was CEO of Foster Wheeler’s Global E&C Group – a position he held since 2013. Previously he was CEO of the Global E&C Group’s Asia-Pacific Region. A 27-year veteran of Foster Wheeler, he has held a variety of positions with the Company, including managing director of global sales, marketing and strategic planning; director of commercial operations for Foster Wheeler Asia Pacific; and other senior roles in operating unit management, sales and commercial management in Europe, Asia and the US.

Roberto has a degree in Mechanical Engineering from University Politecnico Milan.

Jeff Reilly

Group President, Strategy & Business Development

Jeff has 30 years’ industry experience and was appointed Group President, Strategy & Business Development on 28 April 2014. He started his career with Stone & Webster Engineering Corp. as a Chemical Process Design Engineer and developed his career there and at ABB Lummus Global Inc. becoming company Vice President at both engineering and construction organisations. He joined ConocoPhillips in 2005, led upstream and downstream major project portfolios globally and was ultimately appointed Chief Procurement Officer (CPO). When Phillips 66 was spun off as an independent corporation, he led the company’s global projects organisation as well as being its initial CPO.

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

Alison holds an LLB (Hons) from Bristol University and is a qualified solicitor.

Amec Foster Wheeler Annual report and accounts 2015	55

Leadership and effectiveness continued
Management committees

The board has also created a number of management committees and groups that deal generally with more operational matters.

These are chaired by executive directors or other senior individuals and members are drawn from senior management within the Group. The minutes of each of these meetings are circulated to each board meeting. The terms of reference of all these committees have been reviewed and updated following the acquisition of Foster Wheeler.

Corporate transactions committee

Members[1]

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

Pensions and retirement benefits committee

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

Disclosure committee

Members

Group Financial Controller (chairman); General Counsel and Company Secretary; Head of Risk Management and Insurance; Chief Corporate Compliance Officer; Head of Internal Audit; Director of Tax and Treasury; Group Corporate Affairs Director; Head of Investor Relations.

Responsibilities

The disclosure committee assists the audit committee with regard to verifying the information that is required to be disclosed in the company’s material public disclosures and in its periodic reports. This is intended to ensure such disclosures are in compliance with all relevant laws, rules and regulations, including the UK Listing Authority, the London Stock Exchange, the New York Stock Exchange and the US Securities and Exchange Commission.

Risk committee

Members[1]

Chief Executive (chairman); Chief Financial Officer; General Counsel and Company Secretary; Group Commercial Director; Head of Risk Management and Insurance; Group Project Delivery Director.

Responsibilities

The risk committee performs an integral role in the governance of risk within Amec Foster Wheeler by providing advice and assistance to the board enabling it to fulfil its responsibilities in determining the risk appetite of the Group and the effectiveness of the risk management and internal control systems that support it. It also reviews the Amec Foster Wheeler plc risk register and the potential impact of any issues on the risk appetite and the risk profile of the Group. It reports on key risk issues such as new business and geographical locations and also makes recommendations on the insurance programme for the Group.

Group project review meetings

Attended by:

Group Leadership Team, Commercial Director.

Responsibilities

The group project review meetings evaluate project execution and financial performance on higher risk, higher value projects that could have a material effect on overall group performance.

Share allotment committee

Members

Any two directors or a director and the General Counsel and Company Secretary or the Deputy Company Secretary (the chairman to be appointed from those directors present).

Responsibilities

The share allotment committee approves the allotment of new shares or the issue of existing shares held in treasury following the exercise of options under the Savings-Related Share Option Scheme.

HSSE review committee

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

Tender review committee

Members[1]

Chief Executive (chairman); Chief Financial Officer; General Counsel and Company Secretary; Head of Risk Management and Insurance; Group Commercial Director; Group Project Delivery Director.

Responsibilities

The tender review committee primarily reviews and approves proposed tender submissions for contracts to be undertaken by the business units that are outside the delegated authority of the Group Presidents. Higher risk contracts with an estimated revenue in excess of US$750m also require the approval of the board.

1	Whilst the search for a new Chief Executive is undertaken, the terms of reference of the committee have been amended to allow Mr McHoul to act as chair in his capacity as interim CEO. In addition, the Group Financial Controller has been appointed as a member of the committee in lieu of the Chief Financial Officer.

56	Amec Foster Wheeler Annual report and accounts 2015

Accountability

Risk management and internal control systems

The board has overall responsibility for setting Amec Foster Wheeler’s risk appetite, and for maintaining sound risk management and internal control systems. Responsibility for risk management activities and practices, and internal control systems, is undertaken on behalf of the board by the audit committee and risk committee, both of which provide reports to the board on their work. Regular reviews of the effectiveness and adequacy of the Group’s financial, operational, compliance and risk management systems are undertaken and considered by the board. These systems can, however, only provide reasonable assurance against material misstatement or loss, as they are designed to manage rather than eliminate the risk of failure to achieve business objectives.

The internal control processes are complemented by an annual control self-assessment exercise carried out by the principal businesses. This covers health, safety and environment, legal, commercial and contractual, financial, information technology and human resources. The results are reviewed by the board, through the audit committee, as part of the ongoing internal control monitoring process.

Amec Foster Wheeler has interests in a number of joint arrangements where controls may not be reviewed as part of the Group’s formal corporate governance process because of the joint management responsibilities. Responsibility for such reviews rests with the joint venture and joint operations boards and these are reviewed from time to time as part of Amec Foster Wheeler’s normal internal audit process. Details of the company’s related undertakings can be found on pages 194 to 201.

The board and its committees have an ongoing process that is reviewed regularly by the board for identifying, evaluating and managing the principal risks faced by Amec Foster Wheeler, including strategy, major projects to be undertaken, significant acquisitions and disposals, as well as entry into and exit from different markets. This process and the associated internal control systems accord with the September 2014 Financial Reporting Council Guidance on Risk Management, Internal Control and Related Financial and Business Reporting.

Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate any risk exposure.

The threats and opportunities associated with tender submissions are reviewed by commercial review boards at various levels in the Group in line with the delegated authorities. Tenders that are outside the delegated authority of the business units are also reviewed by the tender review committee and, in addition, tenders for entering into high-risk contracts with an estimated revenue in excess of $750m are approved by the board. The most significant issues in terms of risk require the approval of the relevant business unit lead and the Group Commercial Director.

As a result of its ongoing involvement in and overview of risk management and internal control systems across the Group, the board is satisfied that the systems in place remain effective. Further details of the Group’s risk management process, including reporting and monitoring, and roles and responsibilities, can be found on page 18.

Following the acquisition of Foster Wheeler in 2014, work was undertaken in the year to integrate the control framework and risk and control systems with those of the wider group. Pursuant to section 302 of the US Sarbanes-Oxley Act of 2002 (SOX), we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Group Leadership Team, which is responsible for the management of the internal controls, and which includes the CEO and the CFO. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as at 31 December 2015, we have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information required to be recorded, processed, summarised and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the Group Leadership Team, including the Chief Executive and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Pursuant to section 404 of SOX, under the supervision and the participation of the Group Leadership Team, which includes the CEO and CFO, management is responsible for establishing and maintaining adequate internal control over financial reporting. We have carried out an evaluation of the effectiveness of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this evaluation, we have concluded that our internal control over financial reporting was effective as at 31 December 2015.

Ernst & Young LLP has audited the consolidated financial statements for the year ended 31 December 2015 and has also assessed the effectiveness of our internal control over financial reporting. Their attestation report can be found on page 95.

During the period covered by this annual report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Amec Foster Wheeler Annual report and accounts 2015	57

Accountability continued
Audit committee

The main objectives of the audit committee are to provide independent scrutiny of the company’s financial and non-financial performance, the adequacy of the risk management framework and internal controls, and the performance of both the external and internal audit functions. This is of particular importance given the added responsibilities of conforming to the SOX requirements. The wide diversity of experience and knowledge of the committee members helps to achieve these objectives, and constructive challenge and guidance continue to be provided to the leadership team.

Dear Shareholder

Your audit committee had another demanding year during which management implemented its integration plans and a new operating model for the combined businesses of AMEC and Foster Wheeler. Bringing two companies together, each with a diverse range of policies, procedures, computer systems and processes, was always going to be challenging, particularly as each had its own operating model that reflected its respective market sector strengths. Fittingly, your committee and the board focused strongly on the quality of the revised policies, procedures, systems and internal controls being implemented by management to successfully manage the new company.

The committee also took on additional responsibilities during the year: in particular, overseeing the exacting compliance effort that management had to undertake to implement the requirements of the US Sarbanes-Oxley Act of 2002 (SOX). An in-house compliance team, supported comprehensively by external SOX specialists, was established by management. The Chief Compliance Officer reported directly to the committee at each of its meetings, providing detailed status reports on the project and its achievements. As committee chairman, I also met separately on a regular basis with the Chief Compliance Officer and the external SOX specialists, to be briefed on progress. As you might expect, both the internal and external auditors were also involved with the SOX process throughout the year.

As management continued throughout 2015 with the integration process, across numerous geographies, the committee continued its vital role of scrutinising the integrity and relevance of the Group’s financial reporting, the appropriateness and quality of the internal control environment and the continued suitability of the Group’s system of risk management. In addition, the committee examined material projects, focusing on the key features, risks and opportunities these present and paid particular attention to contract provisioning and quality of earnings. Your committee has also been engaged with management’s process for meeting the new UK corporate governance requirement of providing a viability statement, which is now a feature of this year’s annual report.

As reported to you last year, management detected a fraud in one of its overseas operations during the latter part of 2014. The fraud was not material at the group level, although it was significant at the local entity level. I can now confirm that a criminal case against two former employees is presently before the courts, the outcome of which is yet to be determined.

The committee continued to oversee the internal and external audit activities. Given the increased size and complexity of the combined businesses, management and the committee endorsed the recommendation to increase the size of the internal audit team to strengthen the available resources for the future.

Our goal continues to be one of being proactive and to provide constructive challenge over the information we receive. Throughout the year the committee has received timely and quality information from management and from the internal and external auditors. Their reports have been relevant, succinct, and clear, which has enabled your committee to discharge its duties effectively.

Colin Day

Chairman of the audit committee
10 March 2016

58	Amec Foster Wheeler Annual report and accounts 2015

Members

The committee meets at least three times each year and the quorum for the committee is two members.

Membership and attendance of the audit committee up to 31
December 2015

	Scheduled	Unscheduled
Colin Day (Chairman)	3/3	1/1
Linda Adamany	3/3	0/1
Neil Carson	3/3	1/1
Simon Thompson (up to 14 May 2015)	0/1	1/1
Stephanie Newby	3/3	0/1

There were three scheduled audit committee meetings in 2015 and one unscheduled meeting. The unscheduled meeting was arranged at very short notice and two members had prior commitments.

Colin Day has relevant and recent experience in auditing and accounting and the board considers that he has sufficient financial experience and qualifications to satisfy the criteria under US rules for an audit committee financial expert. Biographies of all committee members can be found on pages 41 to 43.

The membership of the committee currently comprises Colin Day (Chairman), Linda Adamany, Neil Carson and Stephanie Newby.

The Company Chairman, the executive directors, the General Counsel and Company Secretary, the Group Financial Controller, the Head of Internal Audit, the Group Commercial Director, the Chief Compliance Officer and representatives of the external auditor also attended meetings throughout the year.

During 2015, the committee met separately with the external auditor, the Head of Internal Audit and the CFO, in each case without others being present.

During the year the committee’s terms of reference were reviewed and updated to reflect additional committee requirements relating to the appropriateness of the going concern assumptions, the viability statement, internal controls over financial reporting, the disclosure committee and SOX requirements. These are available to view at amecfw.com

Following the acquisition of Foster Wheeler, a disclosure committee was established in November 2014. This is a management committee that reports to the audit committee and assists the committee with regard to verifying the information that is required to be disclosed in the company’s material public disclosures and in its periodic reports. This ensures that such disclosures are in compliance with all relevant laws, rules and regulations, including the UK Listing Authority, the London Stock Exchange, the New York Stock Exchange and the US Securities and Exchange Commission (SEC).

Key responsibilities

►	Reviewing the annual and half-yearly financial statements with particular focus on key accounting and audit judgement and making recommendations to the board for their approval.

►	Monitoring the clarity of disclosures, the going concern assumptions, the viability statement and compliance with IFRS.

►	Reviewing and monitoring the internal controls and risk management systems, in particular internal controls over financial reporting.

►	Overseeing the relationship with the external auditor including the approval of the engagement letter, letter of representation and statutory audit fees, with particular focus on independence and rotation in accordance with UK and US rules or requirements.

►	Promoting an effective internal audit function.

►	Overseeing the Company’s compliance with the London and New York stock exchanges, FCA and SEC requirements.

►	Reviewing arrangements whereby staff may raise concerns about any suspected or known improprieties and ensuring that such matters are investigated and appropriate actions taken.

►	Monitoring and reviewing UK corporate governance and US SOX compliance.

►	Receiving the reports of the disclosure committee.

Activities of the committee

Training provided to the committee in the year included an update by the Chief Compliance Officer on SOX requirements and information from Ernst & Young LLP (EY) on risk management, internal control, going concern requirements and the viability statement.

In 2015, as part of the external review of board effectiveness, respondents were asked about the perceived performance of the audit committee. This was very highly rated overall. One area identified for improvement was in relation to the balance of work undertaken between the Chairman and the committee members, to ensure collective responsibility of the activities of the committee. Other areas identified included a need for greater detail on revenue recognition decisions and continued vigilance on SOX requirements.

In preparation for each meeting, the CFO prepares an extensive report covering all material financial, tax and treasury matters. Particular areas of focus in 2015 included:

►	consideration of revenue recognition, which is by necessity based on management estimates and assumptions, particularly with regard to timing and consideration of the Group’s policy for aged work in progress and receivables. In conjunction with the external auditor, these judgements were challenged, especially with regard to end-life forecast estimates

►	with regard to the provisions and estimates (including litigation) within the accounts, the committee, in conjunction with the external auditor, spent time focusing on these areas and on satisfying itself as to their appropriateness, particularly for legacy liabilities.

Amec Foster Wheeler Annual report and accounts 2015	59

Accountability continued

Audit committee continued

►	contract risks and material contracts (those above £10m in contract value) showing a deteriorating position over time, including the monitoring of management’s early warning system to increase visibility of underperforming material contracts

►	the Foster Wheeler allocation of goodwill and impairment testing arising from the acquisition, in respect of which the committee continued to challenge and stress test the assumptions that were being made in the process

►	reviews of the performance of the GPG business and the challenging of the inputs into the impairment testing calculations where the deteriorating performance has resulted in a significant impairment of £308m

►	the classification of exceptional items, where costs, excluding intangible amortisation and impairment, of £114m have been charged in the year, principally due to restructuring and integration costs

►	the Foster Wheeler purchase price allocation exercise, in respect of which the committee undertook a thorough review of the process and challenged the appropriateness and the judgements made on the reduction in the net assets acquired of around US$245m and the corresponding increase in goodwill

►	adequacy of legacy liabilities, including the accounting for asbestos and environmental liabilities

►	accounting for taxation including the recognition of deferred tax and assets relating to research and development government credits and monitoring the outcome of recent EU cases on tax rulings and the assessment of disclosing this as a contingent liability

►	the assessment of the basis of the Group’s going concern assumptions with particular emphasis on the refinancing process and the assessment of the Group’s viability statement in accordance with the change to the UK Corporate Governance Code

►	the ongoing quality and acceptability of the Group’s accounting policies, procedures, systems and internal controls

►	SOX programme oversight and the establishment of risk and control matrices and the identification of key controls to meet the SOX control objectives. This was the first year that attestation has been required on the Group’s internal control environment and the committee was pleased to note that no material weaknesses had been identified

►	a review of the audit procedures required in order to meet the requirements of the SEC and Public Company Accounting Oversight Board (PCAOB) in the US

►	as part of the CFO’s report, the committee received details of all breaches of treasury policy. This enabled the committee to see how relatively minor issues are identified and addressed to ensure they do not become more significant matters. In the year, minor breaches were identified in relation to bank counterparty limits, but none was considered to be material

In its reviews of the full and half-year results, particular emphasis was placed on contractual issues where the reported financial position was analysed and discussed in the CFO’s report and the findings validated by means of in-depth questioning.

At the request of the board, the committee also reviewed and provided advice on whether the annual report and accounts, when taken as a whole, are fair, balanced and understandable, to enable the Company’s shareholders to assess the Company’s performance, business model and strategy.

In coming to its view that it was satisfied with the overall fairness, balance and clarity of the document, the committee took into account:

►	its own knowledge of the group, and its strategy and performance in the year

►	the comprehensive guidance provided to all contributors to the annual report and accounts

►	a thorough internal verification of the factual content within the document

►	the comprehensive reviews undertaken at different levels in the group to ensure consistency and overall balance

►	a detailed review by senior management

Internal controls and risk management

The committee reviews the processes by which the Company’s control environment is evaluated. A control risk self-assessment is undertaken every year, with comprehensive integrity checks, and the exercise in 2015 again identified no significant areas of concern. The Group’s senior management is formally required to confirm compliance within their businesses with the Group’s Code of Business Conduct, its policies and procedures and any areas of concern need to be fully explained and addressed. A revised Code of Business Conduct was introduced in 2015.

The Head of Internal Audit reports to the committee on any alleged or suspected wrongdoings reported through the independently operated helplines or otherwise. All such incidents in the year were investigated and did not reveal any significant internal control failures or have a material financial impact at group level although improvement in oversight and in the application of existing controls have been put in place following a fraud identified in Australia, (see note 5 on page 116).

In a few instances, disciplinary action was taken against employees, which led to dismissal where warranted.

The committee’s primary responsibilities in relation to risk management are in ensuring that robust processes are in place for managing risk throughout the Group. The acquisition of Foster Wheeler was completed in the fourth quarter of 2014 and the control framework was reviewed and the risk and control systems were integrated with those of the wider group.

The group’s principal business and strategic risks are shown in the strategic report on pages 19 to 21 and the approach to managing risk is shown in more detail on pages 18 and 57.

60	Amec Foster Wheeler Annual report and accounts 2015

Internal audit

In 2015, the committee continued to monitor and review the operation of the internal audit function, receiving a full report at each meeting from the Head of Internal Audit. The Head of Internal Audit formally reports to the committee chairman.

The findings of each internal audit review are summarised and the committee focuses its discussions on unsatisfactory findings and on the action plans in place to address them. Particular areas of focus during 2015 included a number of identified frauds, and the application of the agents/sponsors process, particularly within the former Foster Wheeler businesses. Concerns were also raised about an increase in the number of control-related issues and the reasons for this.

A review of the staffing levels of the internal audit function was undertaken and a recommendation was made by the committee to increase the number of staff to meet the increased workload requirements. This was endorsed by the board.

External audit

During 2015, the committee continued to oversee the relationship with the external auditor, Ernst & Young LLP (EY). The committee reviews both the procedure for the engagement of the external auditor and the procedure for the appointment of the external auditor every year. In 2015 both procedures met both UK and US requirements.

Each year the relevant audit risks are assessed and EY’s views are presented to the committee. During the year, the significant risks identified by EY were appropriateness of revenue recognition on contracts, adequacy of contract-related provisions and legacy liabilities (including asbestos and environmental), purchase price allocation adjustments relating to the acquisition of Foster Wheeler, goodwill impairment, impact of tax planning, recognition of deferred tax assets and R&D tax credits and risk of fraud and management override. Other risk areas included appropriate disclosure and treatment of exceptional items,

Throughout the year and in conjunction with EY, the committee challenged management and assured itself that the risks were being addressed and that reporting on the matters was balanced. Examples of these challenges included the judgements taken on a waste energy project in Western Europe, the assessment of Mount Polley as a contingent liability, accounting for a UK fuel storage contract and, an oil and gas related project in South America. Other challenges included the judgements taken in the Group’s goodwill testing, issues with impairment (in particular GPG), purchase price allocation including the accounting recorded in respect of a contract in the Southern US and the appropriateness of the accounting for the Group’s asbestos liability of £414m. The committee also discussed and debated the appropriateness of the Group’s effective tax rate and recognition of deferred tax.

The audit differences and quality of earnings schedule for the year ended 2015 was presented by EY at the February 2016 meeting. The value of unadjusted differences and the quality of earnings high-level review of the impact of items that could be considered non-recurring in nature were discussed in detail. The audit differences were not considered to be material and the quality of earnings was considered appropriate overall.

On behalf of the committee, the Head of Internal Audit undertakes an annual assessment of the effectiveness of the external auditor. The views of senior members of the finance teams throughout the Group are sought, as well as qualitative feedback. Responses are measured and directly compared with previous surveys, so that progress can be monitored.

The external auditor effectiveness review for 2015 will be undertaken after the year-end process has been completed and the results will be presented to the committee in August 2016. The results of the review will be reported in next year’s report.

EY were appointed as Amec Foster Wheeler’s external auditor in 2010, following a formal tender process. As the audit partner responsible for the Group audit had been in place for five years, a new audit partner (Colin Brown) was appointed for the 2015 audit. The committee takes account of and endorses the relevant provisions of the UK Corporate Governance Code with regard to the appointment of the external auditor, which means that the external audit contract will be put out to tender at the latest by 2020, subject to any further regulatory change. The committee also considers that the process complies with the provisions of the Competition and Markets Authority (CMA) Order for UK audit market published on 26 September 2014.

Amec Foster Wheeler has formal procedures relating to its relationship with the external auditor including for the provision of non-audit services, to ensure that such work does not impair the external auditor’s objectivity and independence. This procedure clearly outlines the category of work the external auditor is permitted to carry out and the rules governing what is not permitted. The procedure follows the guidelines and requirements set out by the Institute of Chartered Accountants in England and Wales and has been amended to take account of the requirements of SOX and the PCAOB. The committee now delegates authority to the Chairman of the audit committee to pre-approve all non-prohibited services undertaken by the external auditor. In addition, all non-audit services performed by the external auditor will be disclosed to investors in the company’s periodic reports.

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

Amec Foster Wheeler Annual report and accounts 2015	61

Accountability continued

Audit committee continued

Fees payable by the Group to the Company’s statutory auditor, EY, and its associates were as follows:

	2015	2014
	£m	£m
Audit fees:
Audit of the Company’s accounts	4.1	3.9
Audit of the accounts of the
Company’s subsidiaries	1.4	1.5
	5.5	5.4
Tax fees:
Tax compliance services	0.9	0.4
Tax advisory services	–	–
	0.9	0.4
All other fees:
Corporate finance transactions	0.9	6.4
Other non-audit services	0.2	0.1
	1.1	6.5
	7.5	12.3

Fees for the audit of the Company’s accounts relate to the audit of the parent company’s accounts and the consolidated financial statements.

All EY’s fees for non-audit work in 2015 were approved in accordance with the Company’s policy covering non-audit services. As a result of the application of this policy and additional discussions with them, the directors do not believe that EY’s independence has been compromised because of this additional work on behalf of the Company.

The level of non-audit fee awarded to EY in 2014 was considerably higher than would normally be the case, as shown in the table above as a result of work undertaken on the Foster Wheeler acquisition.

During 2014, EY was paid non-audit fees of £2.7m by Foster Wheeler prior to the acquisition date.

62	Amec Foster Wheeler Annual report and accounts 2015

Health, safety, security, environmental and ethics (HSSEE) committee

The core role of the HSSEE committee is to assist the board in upholding the Company’s principal value of doing the right thing,to review the HSSE policy statement and to satisfy itself that all significant health, safety, security, environmental and ethics risks are identified and controlled.

Dear shareholder

On 1 January 2015, the board created the HSSEE committee to replace the ethics committee and its terms of reference were extended to include health, safety, security and environmental matters (full details of which can be found on amecfw.com). The purpose of the HSSEE committee is to provide an additional level of governance in respect of Amec Foster Wheeler’s health, safety, security, environmental and ethics activities.

Our employees have the right to work in a safe and secure environment, which is particularly important in a group that has over 40,000 people working in more than 55 countries. Over the course of 2016 we will be refreshing our Beyond Zero initiative, which is aims to deliver first-class protection from harm for our people, our assets, our environment and our customers.

There is a strong framework in place that has supported Amec Foster Wheeler as it has become a more global business following the Foster Wheeler acquisition. This ensures that our employees, and those who work with and for us, act with integrity wherever they are based. Our employees have access to a third-party reporting system to enable them to report any concerns in complete confidence. All such calls are investigated and actions taken where appropriate.

This year the committee has overseen the launch of a new Code of Business Conduct and successful Code of Business Conduct and anti-bribery and corruption training across the Group, with very high completion rates being achieved. Further training programmes are scheduled for roll-out in 2016 to further raise awareness and assure compliance.

Linda Adamany

Chairman of the Health, Safety, Security, Environmental and Ethics Committee

10 March 2016

Members

The HSSEE committee comprises only independent non-executive directors. The quorum for the committee is two members. In 2015 there were three scheduled committee meetings held, and no unscheduled meetings.

The company Chairman, the executive directors, the General Counsel and Company Secretary, the Chief Compliance Officer and the Global Head of HSSE also attend each meeting by invitation.

The membership of the committee is detailed below.

Membership and attendance of the HSSEE committee during 2015

Meeting attendance
Linda Adamany (Chairman)	3/3
Neil Carson	3/3
Stephanie Newby	3/3
Kent Masters (from 14 February 2015)	3/3

Key responsibilities of the HSSEE committee

The committee reviews Amec Foster Wheeler’s HSSE policy at least annually to ensure it remains fit for purpose and meets legal and regulatory requirements in all respects. It also examines the processes in place to satisfy itself that all significant health, safety, security and environmental risks are identified and mitigated.

The committee oversees the operations and activities of the HSSE review committee which is a management committee, details of which are outlined on page 56.

The committee reviews and monitors business ethics within the Group, including compliance with relevant legislation, regulation and current best practice. It also reviews and approves the Group’s Code of Business Conduct at least annually.

It considers and reviews the scope and planning of all ethical compliance activity within the Group and reviews the extent and effectiveness of the Group’s internal training and external reporting of compliance and ethics matters.

In the event of an actual or suspected material breach of the Code of Business Conduct or any other serious matter, a member of the committee will normally take responsibility for and manage any investigation into the relevant matter with the support of the General Counsel and Company Secretary.

Amec Foster Wheeler Annual report and accounts 2015	63

Accountability continued

Health, safety, security, environmental and ethics (HSSEE) committee continued

Activities of the HSSEE committee

The committee reviewed the revised Amec Foster Wheeler Code of Business Conduct in March 2015 and endorsed its content. This document combined the codes of business conduct of the former AMEC and Foster Wheeler businesses into one new code.

The separate ethics reporting systems for the AMEC and Foster Wheeler businesses were combined into a single system during the second half of the year. During the year a total of 104 concerns were raised in Amec Foster Wheeler in respect of alleged or suspected ethical breaches, most of which were reported through the independent third-party reporting systems. Each report was taken seriously and investigated. The outcome of these investigations resulted in disciplinary action where appropriate as well as enhancements to the existing control environment where necessary.

Over the course of the year, the number of matters reported has increased, which we see as a positive outcome, emanating from the increased publicity and the independent nature of the reporting process.

The Global Head of HSSE attends each committee meeting and gives a full report and update on HSSE matters. Areas of focus during the year included risk mitigation and high potential incidents, particularly those that occurred within joint ventures. The committee was pleased to note the deep dive reviews that were undertaken in respect of each incident and that the outcomes and lessons learned were taken on board throughout the business.

As part of the externally conducted board effectiveness review undertaken in 2015, the performance of the committee was assessed and was rated highly. Improvements to the safety reporting process for the committee and the board, identified in the review, are being implemented.

The committee also reviewed its terms of reference in December 2015 and recommended to the board that the terms of reference continued to be fit for purpose and to meet the requirements of the group.

64	Amec Foster Wheeler Annual report and accounts 2015

Remuneration

Remuneration committee

The remuneration committee’s aim is to design and apply a reward policy that promotes the long-term success of the Company.

Dear shareholder

Board changes

On 17 January 2016, Samir Brikho stepped down from the board and his role of Chief Executive. He left the Company on 31 January 2016. In accordance with his contract, Samir received a payment in lieu of 12 months’ base salary, benefits and pension. Further details are provided on page 71.

Our CFO, Ian McHoul, has been appointed interim CEO while we recruit a new Chief Executive. Ian will receive an acting up allowance of £20,000 per month for the period he undertakes the acting role. This temporary uplift will also be reflected in his pension allowance for this period but other benefits will be unchanged. His maximum bonus opportunity for 2016 will be at the higher level of 150% of salary (including the acting up allowance) for the period he fulfils the role of interim CEO and revert to 125% thereafter. His LTIP opportunity will remain unchanged. Further details are provided on page 67. The committee considers that is a fair and reasonable package to reflect the additional responsibilities being undertaken.

Remuneration for 2015

The committee’s work this year has taken place against the backdrop of the very sharp slowdown in the company’s major markets which has resulted in performance being lower than anticipated going into the year. We have also taken into account the major shift in the net debt position and the decision to rebase the dividend.

In the light of this, the committee has also determined that no annual bonus payments will be made to executive directors in respect of 2015 notwithstanding that some of the targets that were set at the start of the year, principally those relating to the successful integration of the two legacy businesses, were achieved. None of the long-term incentive awards made three years ago have vested. Overall remuneration levels for executive directors have accordingly reduced significantly year on year in line with business performance.

Remuneration for 2016

There will be no increase in base salary for the CFO for the third year in a row although he will receive an acting up allowance for the time he undertakes the role of interim CEO, as described above.

In order to reflect the changed priorities, we are making several changes to the operation of our incentive arrangements within the flexibility allowed for by our existing policy.

In relation to annual bonus, in line with our overall strategy we are giving greater priority to the need to reduce net debt by making 25% of the annual bonus opportunity dependent on cash and debt management. 50% of bonus will remain dependent on delivery of the 2016 planned EBITA target and 25% will be based on other KPIs. In line with our past practice, the actual targets and outcomes will be disclosed at the end of the year.

In relation to 2016 LTI awards, we plan to introduce a third performance condition related to the implementation and execution of our strategy. The exact nature of these measures and targets will be finalised following the recruitment of our new CEO. This is to ensure that they have an opportunity to input into the chosen measures so that they are fully aligned with our strategy going forwards. It is likely that such measures will focus on reshaping the portfolio, growing the core activity and driving efficiency. The committee intends to consult with shareholders regarding the chosen measures and details of these measures will be disclosed in next year’s report.

This strategic scorecard will apply to 40% of the award with the remainder continuing to be split evenly between relative TSR and EPS performance measures.

This year we have expressed the EPS target as a pence per share range for 2018. This reflects both expectations for the macro market environment, particularly for oil & gas, and our internal projections which point to a continuing downturn in 2016 but which incentivise growth thereafter. Further details are provided on page 67.

Neil Carson

Chairman of the remuneration committee

10 March 2016

Amec Foster Wheeler Annual report and accounts 2015	65

Remuneration continued

Remuneration committee continued

Membership and attendance of the remuneration committee up to
31 December 2015

	Scheduled	Unscheduled
Neil Carson
(Chairman from 14 May 2015)	3/3	0/0
Simon Thompson
(Chairman up to 14 May 2015)	1/1	0/0
Linda Adamany (from 30 April 2015)	2/2	0/0
John Connolly	3/3	0/0
Colin Day	3/3	0/0

The quorum for the committee is two members. There were three scheduled and no unscheduled meetings held in 2015.

The Chief Executive, the Group Human Resources Director and other members of management attend meetings by invitation.

Simon Thompson retired as a director at the conclusion of the 2015 AGM and was succeeded as committee chairman by Neil Carson and on 30 April, Linda Adamany was appointed to the committee.

In considering the matters within its remit, the committee takes account of recommendations from the Chairman in respect of the Chief Executive and from the Chief Executive in respect of the other executive directors and designated executives.

The committee is advised independently by Deloitte who took over the role from New Bridge Street (NBS) during the year following a retender process.

During the year Deloitte also provided advice to management in relation to the interpretation of the Remuneration Reporting Regulations and below board remuneration. Separate teams within Deloitte provided unrelated advisory services in respect of business model integration, research, development and innovation taxation, treasury taxation, corporate finance and treasury services to the Group during the year.

Deloitte is one of the founding members of the Remuneration Consultants Code of Conduct and adheres to this Code in its dealings with the committee. The committee is satisfied that the advice provided by Deloitte is objective and independent. The committee is comfortable that the Deloitte LLP engagement partner and team that provide remuneration advice to the committee do not have connections with the Company that may impair their independence. The committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

NBS did not undertake any material additional work for the Company. NBS is wholly owned by Aon plc and while other companies within the Aon group do undertake material work for the Company, this is not in the area of executive remuneration and arrangements were in place within the Aon group to ring-fence NBS from other services provided.

Deloitte was paid £11,250 and NBS was paid £23,328 during the year for the advice provided to the committee on the basis of time expended and seniority of individuals providing the advice.

The committee is also supported by the Company’s human resources department who may from time to time use third parties to provide data and technical advice.

The committee normally meets three times a year and has an established annual agenda of items that it considers at the various meetings, the major elements of which are summarised below.

March	►	Confirmation of short- and long-term incentive outcomes.

	►	Approval of Directors’ remuneration report.

	►	New long-term incentive awards.
August	►	Shareholder feedback/consultation.

	►	Remuneration policy and practice.

	►	Committee processes and appointment of consultants.
December	►	Review of individual base salaries and total remuneration.

	►	Incentive plan targets.

In order to fully take account of the impact of the Foster Wheeler acquisition and the changed market outlook, the decisions that would normally have been made at the December 2014 meeting were largely deferred to the meeting in March 2015.

66	Amec Foster Wheeler Annual report and accounts 2015

Directors’ remuneration report

Annual report on remuneration

Remuneration policy

There are no changes proposed to remuneration policy for 2016 from that approved by shareholders at the AGM on 14 May 2015. For reference the policy is set out in full on pages 75 to 80.

Application of remuneration policy for 2016

Changes to base salaries for executive directors

The base salary of the CFO is not being increased in 2016. His salary last increased on 1 January 2014. In respect of his role of interim CEO, Ian will receive an acting up allowance equivalent to £240,000 per annum pro-rated to reflect the months or part-months he fulfils the interim CEO role giving him an effective annualised salary as shown below.

	2016	2015	% change
Ian McHoul as CFO	£530,000	£530,000	n/c
Ian McHoul as interim CEO	£770,000	n/a	n/a
Samir Brikho (up to date of leaving)	£954,000	£954,000	n/c

Annual bonus measures and targets

The following bonus measures and their weightings (maximum opportunity as a percentage of base salary) have been agreed by the committee for 2016. The measures for 2016 have been changed from 2015 to reflect the challenging environment in which we are currently operating and our evolving strategic priorities in this context. The cash/debt measure replaces the previous operating cash measure and has been given a significantly increased weighting to reflect the greater focus that this is being given as part of our strategic priorities for the next 12 months. The largest part of the bonus continues to be based on EBITA reflecting the importance of a continued focus on profitability.

For the period he is fulfilling the interim CEO role Ian McHoul’s bonus will be at the higher maximum of 150% of base salary and will be based on his interim CEO salary. Samir Brikho has not been included in the 2016 bonus plan.

Measure	Acting CEO role	CFO role
EBITA	75%	62.5%
Cash/debt	37.5%	31.25%
Other strategic objectives	37.5%	31.25%
Totals	150%	125%

The specific targets against these measures are commercially sensitive and may be subject to revision. They will be disclosed retrospectively in next year’s report to the extent that they do not remain commercially sensitive at that time.

Long-term incentive awards

Awards with a face value equivalent to 250% of base salary are being made to Ian McHoul in 2016 in line with previous years. For this purpose, base salary will not include the temporary acting up allowance. 30% of the award will be subject to a comparative TSR measure, 30% to an EPS performance measure and 40% to a strategic scorecard measure. For each measure, 25% of that part of the award is paid for threshold achievement and 100% for maximum achievement with straight-line vesting in between.

TSR will be measured against a peer group comprising Amec Foster Wheeler and UK and international companies against which Amec Foster Wheeler competes directly. The comparator group is the same as for the 2015 awards as described on page 71 with the exception that Akastor has been removed because its business mix was considered by the committee to be less relevant and has been replaced by Tecnicas Reunidas, a Spanish competitor. Threshold vesting occurs at median ranking and maximum at upper quartile ranking or higher.

The EPS target range will be 67.8 pence per share in 2018 for threshold vesting and 73.8 pence per share for maximum vesting. The targets have been set to reflect both expectations for the macro market environment, particularly for oil & gas, and our internal projections which point to a continuing downturn in 2016 but which incentivise growth thereafter. In line with policy, the targets and actual EPS will be adjusted to reflect any corporate transactions and certain other defined items.

The strategic scorecard measure will relate to the implementation and execution of our strategy. The exact nature of these measures and targets will be finalised following the recruitment of our new CEO. This is to ensure that they have an opportunity to input into the chosen measures so that they are fully aligned with our strategy going forwards. It is likely that such measures will focus on reshaping the portfolio, growing the core activity and driving efficiency and will be distinct from the short-term targets for annual bonus. The committee intends to consult with shareholders regarding the chosen measures and details of these measures and targets will be disclosed in next year’s report.

Amec Foster Wheeler Annual report and accounts 2015	67

Remuneration continued

Directors’ remuneration report continued

Annual report on remuneration continued

Pensions

Mr McHoul receives a cash allowance of 20% of salary in lieu of pension benefit. For the period when he is interim CEO this will be paid on his higher salary including the acting up allowance. He also has life assurance benefit of four times his normal annual salary.

Changes to Chairman’s and non-executive directors’ fees

The fees for the Chairman and non-executive directors are not being increased for 2016.

	2016	2015	% change
Chairman	£318,000	£318,000	n/c
Board fee	£60,500	£60,500	n/c
Audit committee chairman	£30,000	£30,000	n/c
Remuneration committee chairman	£13,000	£13,000	n/c
HSSEE committee chairman	£6,000	£6,000	n/c
Senior Independent Director	£5,500	£5,500	n/c
Non-UK director (additional travel time)	£12,100	£12,100	n/c

68	Amec Foster Wheeler Annual report and accounts 2015

Annual report on remuneration continued

The information from this point onwards up to and including the statement of directors’ share interests and shareholding on page 72 is subject to audit.

Single total figure of remuneration for 2015

The following table shows a single total figure of remuneration in respect of qualifying services for the 2015 financial year for each director, together with comparative figures for 2014.

	Salary/fees £’000		Taxable benefits £’000		Bonus £’000		LTIP £’000		Sharesave £’000		Pension £’000		Total £’000
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Executive
Samir Brikho*	954	954	53	43	0	594	–	–	3	–	255	246	1,265	1,837
Ian McHoul	530	530	18	18	0	268	–	–	–	–	106	106	654	922
Non-executive
John Connolly	318	318	–	–	–	–	–	–	–	–	–	–	318	318
Neil Carson	72	61	–	–	–	–	–	–	–	–	–	–	72	61
Colin Day	91	79	–	–	–	–	–	–	–	–	–	–	91	79
Linda Adamany	79	77	–	–	–	–	–	–	–	–	–	–	79	77
Stephanie Newby*	73	13	–	–	–	–	–	–	–	–	–	–	73	13
Kent Masters*	61	–	–	–	–	–	–	–	–	–	–	–	61	–
Simon Thompson*	29	76	–	–	–	–	–	–	–	–	–	–	29	76
Aggregate directors’ emoluments													2,642	3,383

*Samir Brikho stepped down from the Board and his role of Chief Executive on 17 January 2016. Stephanie Newby and Kent Masters joined the board in November 2014 and February 2015 respectively. Simon Thompson left the Board in May 2015. Stephanie Newby’s fees include an amount paid in relation to her ongoing post-acquisition service as a director of Foster Wheeler AG from 13 November 2014 to 19 January 2015.

Taxable benefits for the executive directors comprise disability and healthcare insurance, car/travel allowance, working lunches and tax return preparation assistance. Mr Brikho’s 2015 figure includes an amount of £5,000 invoiced during the year but which actually related to assistance provided in respect of 2014.

The 2015 Sharesave figure for Samir Brikho is the gain made on exercising an option over 1,335 shares made under the Savings-related Share Option Scheme (Sharesave) at an option price of £6.74. The closing share price on the date of exercise, 9 March 2015, was £9.09, resulting in a gain on exercise of £3,137.

Samir Brikho is a member of the advisory board of Stena AB and a non-executive director of Skandinaviska Enskilda Banken AB: he received fees of SEK 644,315 during the year in relation to the first appointment and SEK 803,333 in relation to the second. Ian McHoul is a director of Britvic plc and received fees of £61,181 during the year in relation to this appointment. Such appointments are subject to prior approval of the board. Directors are permitted to retain fees. (These amounts are not subject to audit and are not included in the single total figure table above.)

Total pension entitlements

The pension amount shown in the 2015 ’single total figure of remuneration’ above comprises the following:

	Accrued DB pension at 31/12/15 £’000	Value of DB benefit £’000	Cash allowance £’000	Total pension benefit £’000
Samir Brikho	48	96	159	255
Ian McHoul	–	–	106	106

Samir Brikho had an historic arrangement that provided for a pension payable from age 60 made up of 4.17% of final pensionable salary in respect of service to 31 December 2007 and one-thirtieth of career averaged revalued earnings in respect of service thereafter. Salary and earnings for pension purposes are subject to a cap, currently £161,000 pa for the tax year 2015/16. Mr Brikho has also received a cash allowance in respect of salary above this cap in lieu of further pension benefit.

Mr McHoul received a cash allowance in lieu of pension.

The cash allowance in the case of Mr Brikho represented 20% of salary above the pension scheme cap and in the case of Ian McHoul represented 20% of full salary.

Amec Foster Wheeler Annual report and accounts 2015	69

Remuneration continued

Directors’ remuneration report continued

Annual report on remuneration continued

Annual bonus

The bonus targets and outcomes against the various performance elements, together with the proportion of overall bonus opportunity that related to each, were as follows:

Measure	Target range	Actual	Weighting
EBITA*	£422-475m	£374m	60%
Cash conversion	72 – 85%	>85%	10%
Cost synergies	£25-40m	>£40m	10%
Use of High Value Execution Centre (HVEC)	18 – 21%	>21%	10%
Embedding new company values and behaviours	n/a	n/a	10%

*For bonus purposes EBITA (after exceptional items which may be disallowed for bonus purposes at the committee’s discretion) is normalised for exchange rate movements and cost of share-based payments: the target and actual figures shown above are before any such adjustments.

The target for the ‘Use of HVEC’ measure was based on the percentage of addressable man-hours for company as a whole executed through the HVEC.

In the light of overall performance, the committee has determined that no annual bonus payments will be made to executive directors in respect of 2015 notwithstanding that some of the targets that were set at the start of the year, principally those relating to the successful integration of the two legacy businesses, were achieved.

Performance Share Plan

The LTIP amount shown in the 2015 ’single total figure of remuneration’ is the award made under the Performance Share Plan in 2013. Vesting is due to take place on 28 March 2016 and is subject to two performance conditions each measured over three-year periods: (i) earnings per share (EPS*) growth for 2015 compared to a base of 85.7p (being the adjusted EPS for 2012) and (ii) total shareholder return (TSR) relative to a comparator group based on average share prices in final quarter of 2015 compared to those in the corresponding period in 2012. The two performance conditions operate independently on different parts of the award: half of the basic award is dependent on EPS and the other half on TSR; the matched award depends solely on EPS.

*EPS for this measure means the diluted earnings per share expressed to one decimal place of Amec Foster Wheeler plc before goodwill and intangible amortisation, the charge or credits associated with executive share awards and exceptional items. ‘Real’ growth means in excess of the change in the UK Retail Prices Index for December 2015 compared to December 2012.

The performance achieved against the EPS target and the TSR outcome are as follows:

2011 awards performance measure	Threshold – 25% vesting	Maximum – 100% vesting	Outcome	Percentage of max achieved
Real annual compound growth in EPS	5%	12%	<5%	0%
Total shareholder return ranking	Median	Upper quartile	19th out of 25	0%

Accordingly no shares will vest from these awards.

Details of share awards during year

Awards over a value of 250% of base salary were made on 22 May 2015 under the new Long-Term Incentive Plan approved at the 2015 AGM. The face value of the awards is based on the share price at the date of award which was £9.38. Awards in the form of nil-cost options may normally be exercised up to 18 months after vesting.

	Type of interest awarded	Face value £’000	Percentage vesting at threshold performance	Number of shares	End of performance period
Samir Brikho	Nil-cost options	2,385	25%	254,264	31 December 2017
Ian McHoul	Nil-cost options	1,325	25%	141,257	31 December 2017

The awards granted to Samir Brikho lapsed when he left the Company. The award granted to Mr McHoul will vest in March 2018 subject to the outcome against the performance conditions measured over the three years 2015 to 2017 and will then be subject to a two-year post-vesting holding period in line with policy. Half of the award is subject to a TSR performance condition and the other half is subject to an EPS performance condition.

The TSR measure is based on Amec Foster Wheeler’s ranking against the comparator group set out below based on the average share price over the final quarter of 2017 compared to the corresponding period in 2014. The threshold for any vesting to occur is that Amec Foster Wheeler needs to be ranked at median or higher. If upper quartile ranking is achieved, full vesting will occur. Vesting is on a straight-line basis between these threshold and maximum targets.

70	Amec Foster Wheeler Annual report and accounts 2015

Annual report on remuneration continued

Comparator group in respect of 2015 awards

Aecom Technology	USA
Akastor	Norway
Aker Solutions	Norway
Amec Foster Wheeler	UK
Babcock International	UK
Cameron International	USA
Chicago Bridge & Iron	USA
Fluor	USA
Granite Construction	USA
Halliburton	USA
Jacobs	USA
KBR	USA
McDermott International	USA
Petrofac	UK
Saipem	Italy
Schlumberger	USA
SNC-Lavalin Group	Canada
Technip	France
Tutor Perini	USA
Wood Group (John)	UK
Worley Parsons	Australia

The committee has discretion to make further adjustments to the list when necessary to take account of mergers, acquisitions or other such events.

The EPS measure is based on the compound annual growth (CAGR) to 2017 from an adjusted 2014 base of 76.6p which is the pro forma figure if the Foster Wheeler acquisition had been in place for the full year. EPS for this purpose is defined as the diluted earnings per share expressed to one decimal place of Amec Foster Wheeler plc before goodwill and intangible amortisation, the charge or credits associated with executive share awards and exceptional items (at the committee’s discretion). Threshold (25%) vesting will occur if CAGR is 5% and maximum (100%) vesting will occur if CAGR is 10% or higher with straight-line vesting for a result between these targets.

The number of shares vesting as determined by the performance conditions outcomes will be increased to take account of reinvested dividends including the UK tax credit in the period between award and vesting.

Details of the specific companies included in the TSR comparator groups for both the 2013 and 2014 awards were included in the directors’ remuneration reports for those years and may be obtained on request from the Company Secretary.

Payments to former directors

No payments (including payments for loss of office) were made to former directors during 2015.

Leaving arrangements for Samir Brikho

On 17 January 2016, Samir Brikho ceased to be a director of Amec Foster Wheeler plc (the ‘Company’), and on 31 January 2016 Mr Brikho’s employment with the Company terminated. Mr Brikho received the following payments, which are in accordance with his service agreement and/or the Company’s remuneration policy, as set out on pages 75 to 80 of this report:

►	salary, pension and contractual benefits up to 31 January 2016

►	a payment in lieu of notice equal to 12 months’ salary and contractual benefits (£1,253,063), paid as a lump sum and consisting of:

	–	base salary – £954,000

	–	pension entitlements – £254,813

	–	payment in lieu of the value of contractual benefits – £44,250

Up to £25,000 (plus VAT) may be paid directly to Mr Brikho’s tax advisers for tax return preparation assistance in 2015/16. This is, in part, a contractual benefit not included in the amount above and in part in respect of advice provided in connection with his termination of employment. Additionally, £19,150 (plus VAT) has been paid directly to Mr Brikho’s solicitors for legal services provided in connection with his termination of employment.

As described earlier in this report, no payments in respect of 2015 or 2016 annual bonus will be made. Outstanding awards under the Long-Term Incentive Plan, the Performance Share Plan and the Sharesave Plan lapsed on leaving employment.

Mr Brikho did not receive any payments in respect of loss of office as a director.

Amec Foster Wheeler Annual report and accounts 2015	71

Remuneration continued

Directors’ remuneration report continued

Annual report on remuneration continued

Directors’ share interests and shareholding requirements

As at 31 December 2015 (or in the case of Simon Thompson as at the date he ceased to be a director), the beneficial interests in the share capital of the Company of the directors and their connected persons were as follows:

	Legally owned shares		Vested but unexercised share options	Unvested share options subject to performance conditions (LTIP and PSP awards)	Unvested share options not subject to performance conditions (Sharesave)
John Connolly	87,380		–	–	–
Samir Brikho	1,975,674		–	688,729	2,192
Ian McHoul	329,432		–	382,626	2,206
Neil Carson	5,000		–	–	–
Colin Day	22,558		–	–	–
Linda Adamany	3,100		–	–	–
Stephanie Newby	21,899	*	–	–	–
Kent Masters	70,000	*
Simon Thompson	4,744		–	–	–

*Held as ADSs

Details of the unvested options for Samir Brikho and Ian McHoul included in the table above were as follows:

	Date of award	Type of award	Number of shares	Exercise price	Exercise period
Samir Brikho	March 2013	PSP	218,630	Nil	March 2016 to September 2017
	March 2014	PSP	215,835	Nil	March 2017 to September 2018
	October 2014	Sharesave	1,032	£8.72	January to June 2018
	May 2015	LTIP	254,264	Nil	March 2018 to September 2019
	October 2015	Sharesave	1,160	£6.795	January to June 2019
Ian McHoul	March 2013	PSP	121,461	Nil	March 2016 to September 2017
	October 2013	Sharesave	1,046	£8.60	January to June 2017
	March 2014	PSP	119,908	Nil	March 2017 to September 2018
	May 2015	LTIP	141,257	Nil	March 2018 to September 2019
	October 2015	Sharesave	1,160	£6.795	January to June 2019

All of Mr Brikho’s unvested options lapsed on 31 January 2016 due to the cessation of his employment. The PSP award made to Mr McHoul in March 2013 will lapse on 28 March 2016 due to the minimum performance requirements not having been met.

Details of the options exercised by Samir Brikho and Ian McHoul during the 2015 financial year are as follows:

	Date of award	Type of award	Number of options exercised	Number of shares withheld for tax	Exercise price	Gain on option exercise	Date option exercised
Samir Brikho	October 2011	Sharesave	1,335	0	£6.74	£3,137	9 March 2015
	April 2012	PSP	37,015	7,404	Nil	£270,950	5 October 2015
Ian McHoul	April 2012	PSP	20,575	9,671	Nil	£150,609	5 October 2015
Total						£424,696

No other directors exercised options during the 2015 financial year.

On 5 January 2016 Messrs Connolly and McHoul acquired 2,911 and 57 shares respectively and on 11 January 2016 Mr Day acquired 752 shares; all of these were in lieu of the interim dividend paid on 5 January 2016.

There were no other changes in the directors’ interests in the share capital of the Company between 31 December 2015 and 8 March 2016 (or 31 January 2016, in the case of Mr Brikho). As at 8 March 2016, the shareholdings of each of the directors was less than 1% of the total shares outstanding. No director has used any of their shareholdings in hedging arrangements or as collateral for loans.

Guidelines are in place requiring executive directors and members of the Group Leadership Team to build up and retain a holding of Amec Foster Wheeler shares received from incentive plans or purchased by them. The level of targeted shareholding is 250% of salary for executive directors and 125% for other senior executives.

Based on the average share price and salaries during December 2015, the legally-owned shares shown above represented the following percentages of base salary which were both in excess of the shareholding requirement:

Samir Brikho	855%
Ian McHoul	256%

There is no shareholding requirement for the Chairman or non-executive directors.

72	Amec Foster Wheeler Annual report and accounts 2015

Annual report on remuneration continued

Total shareholder return

This graph compares the TSR performance of Amec Foster Wheeler plc, assuming dividends are re-invested, with the TSR performance of the FTSE 100 over the period 31 December 2008 to 31 December 2015.

Chief Executive’s pay in the last seven years

	2009	2010	2011	2012	2013	2014	2015
Single total figure of remuneration £’000	4,103	9,295	4,590	3,092	2,370	1,837	1,265
Bonus awarded as % of maximum	58%	97%	64%	57%	52%	41%	0%
LTIP vesting as % of maximum	100%	80%	71%	50%	19%	0%	0%

Percentage change in Chief Executive’s remuneration

The table below shows how the percentage change between 2014 and 2015 in the Chief Executive’s salary, benefits and bonus compares with the percentage change in the average of each of those elements of pay for a comparator group of employees. The committee has selected employees in the UK as the comparator group as they have broadly the same structure of remuneration and to eliminate the impact of exchange rate movements if employees in other countries were included.

			Salary			Taxable benefits			Bonus
	2015	2014	% change	2015	2014	% change	2015	2014	% change
Chief Executive	954	954	0%	48	48	0%	0	594	-100%
UK staff			+13%			+11%			+4%

The taxable benefit figures for the Chief Executive have been adjusted compared to those shown in the single figure of remuneration table to correct for the period to which payments actually relate. The year-on-year change for UK staff taxable benefits is based on data for tax years ending in 2015 and 2014 averaged over the number of employees in receipt of those benefits. The year-on-year changes for UK staff salary and bonus are based on the aggregate amounts paid in each year divided by the average number of employees in that year. 2014 figures do not include the former Foster Wheeler employees.

Amec Foster Wheeler Annual report and accounts 2015	73

Remuneration continued

Directors’ remuneration report continued

Annual report on remuneration continued

Relative importance of spending on pay

The table and chart below illustrate the relative importance of spending on pay compared to distributions to shareholders (dividends and share buy-back) and other disbursements from profit or cash flow that are considered by the directors to be the most material expenditures in relation to the Company’s strategy.

	2015	2014	2013
	£’000	£’000	£’000
Staff costs (see page 118)	2,137	1,642	1,639
Dividends and share buy-backs	167	124	153
Acquisitions (see pages 150 to 153)	85	1,983	22

Shareholder voting on remuneration policy and report at last AGM

At the annual general meeting held on 14 April 2015 votes were cast as follows:

Resolution	Shares for (including discretionary)	% in favour	Shares against	% against	Shares withheld
To approve the remuneration report	255,630,210	99.56	1,119,538	0.44	1,801,294
To approve the remuneration policy	253,956,672	98.90	2,824,184	1.10	1,770,186
To approve the Long-Term Incentive Plan	230,053,912	89.05	28,275,209	10.95	221,920

The committee do not consider that the votes against any resolution were substantial requiring any specific explanation or action in response.

74	Amec Foster Wheeler Annual report and accounts 2015

Remuneration policy

Introduction

The following sets out the policy that was approved by shareholders at the 2015 AGM.

Remuneration policy table

This table sets out the components of the directors’ remuneration package (except on recruitments or promotions which are described separately). It is also part of this policy that we will honour payments or awards crystallising after the effective date of this policy (14 May 2015) but arising from commitments entered into prior to that date or at a time when the relevant individual was not a director of the Company.

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

Amec Foster Wheeler Annual report and accounts 2015	75

Remuneration continued

Directors’ remuneration report continued

Remuneration policy continued

Component and how this supports strategy	How this operates	Maximum
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

The maximum opportunity is 150% of annual salary for the Chief Executive and 125% for other executive directors.
Long-Term Incentive Plan Incentivises directors to achieve long-term value creation and alignment with long-term returns to shareholders.

Annual awards of conditional awards or nil-cost options (with an 18-month exercise period after vesting). Following vesting and, where relevant, exercise all shares (net of tax) will be held in trust for two years from the original vesting date. During this period shares will not normally be able to be transferred and may be subject to claw-back in the event that the accounts for any year over which the shares were earned are required to be restated for correction of a prior period error. There is further provision to reduce leaver awards retrospectively on an individual basis as set out below.

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

The committee will determine the applicable EPS range for each set of awards, with 25% of the relevant portion of the awards vesting if the bottom of the range is achieved and 100% if the top is achieved, with straight-line vesting between. EPS is adjusted for certain defined items and calculated on a consistent basis between base and final years.

The committee will determine the TSR comparator group for each set of awards with 25% of the relevant portion of the awards vesting if Amec Foster Wheeler’s ranking is at median and 100% if it is at upper quartile, with straight-line vesting between. The committee, at its discretion, may reduce or eliminate the portion of the LTIP determined by reference to relative TSR if it is not satisfied with the underlying financial performance of the business during the performance period.

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

Award of shares with a face value at the time of award of up to 250% of annual salary (ignoring dividend equivalents).
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

76	Amec Foster Wheeler Annual report and accounts 2015

Remuneration policy continued

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

EPS targets under the Long-Term Incentive Plan are set to reflect the Company’s longer-term growth objectives at a level where the maximum represents genuine outperformance against expectations. EPS is chosen as the most appropriate measure of absolute growth in line with the Company’s strategy. TSR is chosen to measure relative long-term performance against a peer group comprising UK and international companies against which Amec Foster Wheeler competes directly. Other strategic targets may be set to reflect other key business objectives during the particular three-year cycle.

Amec Foster Wheeler Annual report and accounts 2015	77

Remuneration continued

Directors’ remuneration report continued

Remuneration policy continued

Recruitment pay policy

Item	External hire	Internal promotion to the board
Base salary	Take account of current terms and any premium required to secure high-calibre appointment.	Take account of current terms, relativities with other board members and whether any previous plc board experience. If initial salary is below market benchmark for role, would expect to move progressively to that level over next 24 months based on performance in role.
Pension and related benefits	Existing arrangements may be continued, otherwise in line with standard policy.	Existing arrangements may be continued, otherwise in line with standard policy.
Other benefits	Normally in line with standard policy but may include special transitional arrangements eg overseas hire where dependants remain outside the UK.	Existing arrangements may be continued, otherwise in line with standard policy.
Annual bonus	Inclusion in annual bonus for year of hire based on pro-rated salary. Maximum opportunity (as a percentage of salary) no greater than that for Chief Executive.

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

Individuals may be compensated for actual expenses, including temporary accommodation, in the event that they are required to relocate to take up the new role. Alternatively a temporary cash allowance may be paid for a limited period of time which equates to the estimated relocation cost that would otherwise have been reimbursed. These amounts will include any grossing-up for tax.

Individuals may be compensated for actual expenses, including temporary accommodation, in the event that they are required to relocate to take up the new role. Alternatively a temporary cash allowance may be paid for a limited period of time which equates to the estimated relocation cost that would otherwise have been reimbursed. These amounts will include any grossing-up for tax.

78	Amec Foster Wheeler Annual report and accounts 2015

Remuneration policy continued

Policy on notice and payment for loss of office

Newly appointed executive directors will be employed on contracts that include the following provisions:

►	the individual will be required to give six months’ notice if they wish to leave and the Company will give up to 12 months’ notice of termination other than for gross misconduct or other circumstances where employment may be terminated without notice

►	at the Company’s discretion, the individual may be placed on garden leave for some or all of the period between the giving of notice and termination in which case the Company will continue to pay salary and benefits for the garden leave period but will not make new share or other incentive awards

►	at any time, at the Company’s discretion, employment may be terminated before the end of the required notice period by making a payment in lieu of the balance and subject to mitigation as described more fully in the table below

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

Amec Foster Wheeler Annual report and accounts 2015	79

Remuneration continued
Directors’ remuneration report continued

Remuneration policy continued

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

Notes

1	Fixed pay is base salary for 2015 plus the value of pension and benefits. The value of pension and benefits in kind is taken from the single total figure of remuneration for 2015.

2	On target performance is the level of performance required to deliver 66.67% of the maximum annual bonus and 50% of the full LTIP award.

3	Maximum performance would result in the maximum bonus and 100% vesting of LTIP award.

4	LTIP values ignore any change in share price or dividend equivalents.

80	Amec Foster Wheeler Annual report and accounts 2015

Engagement
Relations with shareholders

The executive directors undertake an extensive programme of meetings with institutional shareholders during each year. Our results presentations and investor education events are recorded and remain available on our website at amecfw.com/ investors for those unable to participate on the day.

Each year, the Chairman and Senior Independent Director offer to meet with all major shareholders. Since the publication of the previous annual report, 15 such meetings have taken place.

The Chairman attends full-year results presentations.

Ad-hoc requests from shareholders for meetings with members of the board are facilitated by the investor relations team.

The board also receives unedited feedback reports following shareholder meetings and all material brokers’ research notes, together with a report at each meeting including benchmark data within our peer group.

During 2015 we appointed Quantifire, an independent service provider, to update our shareholder contact base and provide us with regular feedback from our investor engagement activities. This information is used to help target potential new shareholders and improve the efficiency and quality of our investor communications.

Our 2016 AGM will be held at Painter’s Hall, 9 Little Trinity Lane, London, EC4V 2AD on 27 April 2016 at 11:00am. The notice of meeting, which includes explanatory notes on the business to be transacted at the meeting, accompanies this report and is also available on our website.

Separate resolutions will be proposed at the AGM to receive the annual report and accounts; to declare a final dividend; to approve the remuneration report, to re-elect each of the current directors who will retire in accordance with the provisions of the Code; to elect Roy Franklin as a director; to re-elect Ernst & Young LLP as auditor; and to authorise the directors to fix the auditor’s remuneration.

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

At last year’s AGM a number of interesting questions were raised and all of the proposed resolutions passed by way of a poll vote. The percentage of the company’s share capital voted in favour of each resolution ranged from 88.27% to 99.99%.

Find out more online

Visit our website at amecfw.com/investors for further information regarding this year’s AGM.

Amec Foster Wheeler Annual report and accounts 2015	81

Directors’ report

Our directors present their annual report and the audited accounts of Amec Foster Wheeler plc (the Company) and its subsidiaries (together referred to as the Group) for the year ended 31 December 2015.

Achievements in 2015 and priorities for 2016

Disclosures relating to particulars of important events affecting the Group that have occurred since the last financial year, an indication of likely future developments in the business of the Group and research and development activities can be found in the strategic report on pages 1 to 37.

Dividends

The directors are recommending a final ordinary dividend in respect of the year ended 31 December 2015 of 14.2 pence per share. This final dividend will be payable on 4 July 2016 to shareholders on the register at the close of business on 27 May 2016. An interim dividend for the year ended 31 December 2015 of 14.8 pence per share was paid on 4 January 2016. Further information on the payment of dividends to shareholders and the holders of American Depositary Shares (ADSs) can be found on pages 180 to 181.

Dividends paid during 2015 comprised an interim dividend of 14.8 pence per share and a final dividend of 28.5 pence per share, both in respect of the year ended 31 December 2014.

Changes to the board of directors

Details of the directors of the company as at the date of this report, together with brief biographical details and board committee memberships, are set out on pages 41 to 43.

Changes to the board since 1 January 2015:

Samir Brikho	Chief Executive Officer	Stepped down as Chief Executive 17 January 2016
Roy Franklin	Non-executive director	Appointed 1 January 2016
Simon Thompson	Non-executive director	Retired 14 May 2015
Kent Masters	Non-executive director	Appointed 13 February 2015

Effective immediately upon Mr Brikho’s departure, Mr McHoul was appointed to the role of interim CEO, which he has agreed to fulfil alongside his role as Chief Financial Officer until the search for a new Chief Executive is concluded.

Directors’ indemnity arrangements

The Company maintains directors’ and officers’ liability insurance cover. In addition, throughout the financial year and at the date of this report, qualifying third-party indemnity provisions within the meaning of Sections 232–234 of the Companies Act 2006 were in place for all of the directors and the Company Secretary.

In addition, certain employees serving as directors of certain eligible subsidiaries at the Group’s request have also received direct qualifying third-party indemnity provisions within the meaning of Sections 232-234 of the Companies Act 2006 in relation to such directorships.

Directors’ interests

None of the directors is, or was, materially interested in any contract of significance to Amec Foster Wheeler’s businesses during, or at the end of, the financial year. Details of directors’ share interests and of their rights to subscribe for shares are shown in the remuneration report on page 72.

Corporate governance statement

The company’s statement on corporate governance is set out on pages 40 to 84 and is incorporated into this report by reference.

Share capital

The primary market for Amec Foster Wheeler’s ordinary shares is the London Stock Exchange, where we have a premium listing and our shares are admitted to the main market. Following the acquisition of Foster Wheeler, the company’s shares were also successfully listed on the New York Stock Exchange (NYSE) and are traded in the form of American Depositary Shares (ADS). Further information on the company’s ADS programme can be found on pages 181 to 182.

The issued share capital of the company as at 31 December 2015 comprised a single class of ordinary share. The rights and obligations attaching to the shares are set out in full in the articles of association of the company and are described on pages 184 to 186. In summary, each share carries the right to one vote at general meetings of the company and no right to a fixed income. There are no restrictions on voting rights.

Pursuant to the Squeeze-Out Merger initiated on 8 December 2014, 4,255,970 shares were issued to Foster Wheeler shareholders on 19 January 2015, to acquire the remaining issued and to be issued Foster Wheeler voting rights. Details of movements in the company’s issued share capital during the year are set out in note 22 on pages 146 to 148.

Authority was granted to the directors at the 2015 AGM to allot shares or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £64,158,715 (Section 551 amount) of which up to £9,721,017 could be allotted for cash other than in connection with a pre-emptive offer (Section 561 amount).

82	Amec Foster Wheeler Annual report and accounts 2015

Resolutions will be proposed at the forthcoming AGM to extend this authority to the end of the AGM in 2017 or 1 June 2017, whichever is earlier. The revised Section 551 amount will be £64,345,628 and the revised Section 561 amount will be £19,498,675. The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made that will effectively alter the control of the company without the prior approval of shareholders at a General Meeting.

Since the completion of the £400m share buy-back programme in February 2013, the company has not made any purchases of its shares in the market. At the 2015 AGM, authority was granted to the directors to make market purchases of up to 38,884,069 of the company’s shares. A resolution will be proposed at the 2016 AGM to extend the authority of the directors to make market purchases of up to 10% of the company’s shares within prescribed limits.

For further information on the above resolutions relating to the company’s share capital, please refer to the notice of annual general meeting 2016, which includes explanatory notes on the business to be transacted at the meeting.

Major interests in shares

On the basis of notifications received under the Disclosure and Transparency Rules (DTR 5) and other notifications received by Amec Foster Wheeler plc from shareholders, shareholdings of 3% or more of the voting rights of the company as at 31 December 2015 were as follows:

	Number	%
BlackRock, Inc	21,904,416	5.63
Mondrian Investment Partners Limited	20,253,855	5.28
Franklin Templeton Institutional, LLC	19,712,142	5.05

The shareholding percentages reflect the company’s issued share capital at the time of the notification. There were no other notifications received under DTR 5 from the above shareholders between 31 December 2015 and 8 March 2016.

There are no shareholdings that carry special rights relating to control of the company.

Financial instruments

Disclosures relating to the group’s use of financial instruments can be found in note 19 on pages 136 to 141 and are incorporated into this report by reference.

Branches

As a global group, our interests and activities are held or operated through subsidiaries, branches, joint arrangements or associates established in, and subject to the laws and regulations of, numerous different jurisdictions.

Details of the company’s related undertakings can be found on pages 194 to 201.

Significant arrangements – change of control

The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the company:

Under the £1,700m three- and five-year term loan and five year multi-currency revolving credit facility agreement dated 1 March 2016 between, amongst others, the company and Bank of America Merrill Lynch International Limited (as facility agent), the company must promptly notify the facility agent if it becomes aware of any change of control.

Following such notice the lenders under the relevant agreement are required to negotiate with the company for a period of 30 days with a view to agreeing terms and conditions acceptable to the company and all the relevant lenders for continuing the relevant facilities. If agreement is not reached by the relevant parties before the end of the 30-day period, if a lender so requires, the relevant facility agent must, by notice of not less than 30 days to the company, cancel the commitments of that lender under the relevant agreement and declare the participations of that lender in all outstanding loans under that agreement together with accrued interest and all other amounts accrued under that agreement to be immediately due and payable. If the company is subject to a change of control by one or more persons who are listed as having been the subject of a sanctions designation, then the banks do not need to fund any new debt drawdowns and their commitments can be cancelled within a 14 day period.

The service contracts of a small number of senior executives previously employed by Foster Wheeler provide for enhanced severance payments to be made in the event that their employment is terminated involuntarily and not for cause within the first two years of the acquisition . These provisions will cease to apply from November 2016.

Depending on the nature of the transaction, entitlements under the company’s share plans may be triggered by a change of control. Further detail can be found in the directors’ remuneration report.

In addition, a small number of contracts and agreements entered into by group companies in the ordinary course of business contain provisions under which the approval of the counterparty would be required in respect of a change of control. In the absence of such approval the contracts could be terminated by the counterparties. Such contracts are however not considered to be material with respect to the results of the group as a whole.

A change of control occurs if any person or group of persons acting in concert gains control of the company.

Amec Foster Wheeler Annual report and accounts 2015	83

Directors’ report continued

Employees

Our employees embody our knowledge, brand and reputation and it is through their activities, day by day, that we deliver on our business objectives and commitments to shareholders, clients and the wider community. Information on employee development and training; how we engage with our employees to ensure they understand the direction in which the company is going and are committed to Amec Foster Wheeler’s values; the actions taken to share knowledge with our employees and keep them informed of developments; how we assess and act on employee opinion and encourage involvement in the company’s performance; and our commitment to cultural diversity and equal opportunities can be found on page 14 and is incorporated in this report by reference. As can be seen in our Code of Business Conduct, Amec Foster Wheeler is committed to providing a workplace which offers equal opportunity for promotion and advancement. As part of the integration of the two AMEC and Foster Wheeler businesses, a revised Code of Business Conduct was implemented during the year that meets the needs of the wider Group.

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

Sustainability

Summary details about our commitment to sustainability and its importance to our day-to-day activities are set out specifically on page 22 and in general throughout our strategic report. Further detail is available in our sustainability report and on our website.

Greenhouse gas emissions

Disclosures relating to the group’s greenhouse gas emissions, as required to be disclosed under the Companies Act 2006 (strategic report and directors’ report) Regulations 2013, can be found in the strategic report on page 22.

Political donations

During 2015, Amec Foster Wheeler made no political donations in the UK or European Union, including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. Amec Foster Wheeler Americas Limited, a subsidiary of the company in Canada, made contributions to non-EU political parties in Canada totalling C$1,950 (£995).

Going concern

The directors, having made enquiries, consider that the group has adequate resources to operate for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts. Further details of this review can be found on page 37.

Viability statement

In accordance with the new requirement in the 2014 UK Corporate Governance Code, the directors’ first viability statement and accompanying basis of assessment can be found on page 21.

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

Responsibility statements

The statement of directors’ responsibilities, including the fair, balanced and understandable statement, in respect of the annual report and accounts can be found on page 85. The statement by the Company’s auditor relating to their reporting responsibilities can be found on pages 92 and 93.

On behalf of the board

Alison Yapp

General Counsel and Company Secretary

10 March 2016

84	Amec Foster Wheeler Annual report and accounts 2015

Responsibility statements of the directors

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

In preparing each of the consolidated and parent company accounts, the directors are required to:

►	select suitable accounting policies and then apply them consistently

►	make judgements and estimates that are reasonable and prudent

►	for the consolidated accounts, state whether they have been prepared in accordance with IFRS as adopted by the EU

►	for the parent company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company accounts

►	prepare the consolidated and parent company accounts on the going concern basis unless it is inappropriate to presume that the consolidated and the parent company will continue in business

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

Responsibility statement of the directors in respect of the annual financial report

We confirm that to the best of our knowledge:

►	the accounts, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole

►	the strategic report and directors’ report includes a fair review of the development and performance of the business and the position of the issuer and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face

In addition, we confirm that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the position and performance, strategy and business model of the company.

Signed on behalf of the board

Ian McHoul

Chief Financial Officer and interim CEO

10 March 2016

Amec Foster Wheeler Annual report and accounts 2015	85

This page intentionally left blank.

86	Amec Foster Wheeler Annual report and accounts 2015

This page intentionally left blank.

Amec Foster Wheeler Annual report and accounts 2015	87

This page intentionally left blank.

88	Amec Foster Wheeler Annual report and accounts 2015

This page intentionally left blank.

Amec Foster Wheeler Annual report and accounts 2015	89

This page intentionally left blank.

90	Amec Foster Wheeler Annual report and accounts 2015

This page intentionally left blank.

Amec Foster Wheeler Annual report and accounts 2015	91

This page intentionally left blank.

92	Amec Foster Wheeler Annual report and accounts 2015

This page intentionally left blank.

Amec Foster Wheeler Annual report and accounts 2015	93

Report of independent registered public accounting firm
on internal control over financial reporting

The Board of Directors and Shareholders of Amec Foster Wheeler plc

We have audited Amec Foster Wheeler plc’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission 2013 framework (the COSO criteria). Amec Foster Wheeler plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amec Foster Wheeler plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amec Foster Wheeler as of 31 December 2015 and 2014, and the related consolidated income statement, statement of comprehensive income, changes in equity and cash flow statement for each of the three years in the period ended 31 December 2015 of Amec Foster Wheeler plc and our report dated 10 March 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, England

10 March 2016

94	Amec Foster Wheeler Annual report and accounts 2015

Report of independent registered public accounting firm

The Board of Directors and Shareholders of Amec Foster Wheeler plc

We have audited the accompanying consolidated balance sheets of Amec Foster Wheeler plc as of December 31, 2015 and 2014, and the related consolidated income statement, statements of comprehensive income, change in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial   statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amec Foster Wheeler at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amec Foster Wheeler plc’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 10 March 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, England

10 March 2016

Notes

1	The maintenance and integrity of the Amec Foster Wheeler plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

2	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Amec Foster Wheeler Annual report and accounts 2015	95

Consolidated income statement
For the year ended 31 December 2015

		2015					2014					2013
	Note	Before amortisation, exceptional items and asbestos related items £m		Amortisation, exceptional items and asbestos related items (note 5) £m	Total £m		Before amortisation, exceptional items and asbestos related items £m		Amortisation, exceptional items and asbestos related items (note 5) £m	Total £m		Before amortisation and exceptional items £m		Amortisation and exceptional items (note 5) £m	Total £m
Continuing operations
Revenue	2, 3	5,455		–	5,455		3,993		–	3,993		3,974		–	3,974
Cost of sales		(4,787)		–	(4,787)		(3,475)		–	(3,475)		(3,431)		–	(3,431)
Gross profit		668		–	668		518		–	518		543		–	543
Administrative expenses		(334)		(538)	(872)		(219)		(135)	(354)		(228)		(65)	(293)
Loss on business disposals and closures		–		(1)	(1)		–		(16)	(16)		–		(7)	(7)
Profit/(loss) before net financing expense	4	334		(539)	(205)		299		(151)	148		315		(72)	243
Financial income		16		–	16		11		–	11		12		–	12
Financial expense		(54)		(20)	(74)		(11)		(5)	(16)		(14)		–	(14)
Net financing expense	7	(38)		(20)	(58)		–		(5)	(5)		(2)		–	(2)
Share of post-tax results of joint ventures	2, 13	28		–	28		12		–	12		14		–	14
Profit/(loss) before income tax	2	324		(559)	(235)		311		(156)	155		327		(72)	255
Income tax	8	(63)		45	(18)		(67)		18	(49)		(67)		(2)	(69)
Profit/(loss) for the year from continuing operations		261		(514)	(253)		244		(138)	106		260		(74)	186
(Loss)/profit for the year from discontinued operations	9	(5)		1	(4)		(8)		(19)	(27)		(8)		–	(8)
Profit/(loss) for the year		256		(513)	(257)		236		(157)	79		252		(74)	178
Attributable to:
Equity holders of the parent					(256)					82					179
Non-controlling interests					(1)					(3)					(1)
					(257)					79					178

Basic (loss)/earnings per share	10
Continuing operations		68.1	p		(66.1	)p	81.8	p		36.1	p	89.0	p		63.8	p
Discontinued operations		(1.3	)p		(1.1	)p	(2.6	)p		(8.9	)p	(2.7	)p		(2.7	)p
		66.8	p		(67.2	)p	79.2	p		27.2	p	86.3	p		61.1	p
Diluted (loss)/earnings per share	10
Continuing operations		67.7	p		(66.1	)p	79.5	p		35.1	p	87.2	p		62.5	p
Discontinued operations		(1.3	)p		(1.1	)p	(2.5	)p		(8.6	)p	(2.7	)p		(2.7	)p
		66.4	p		(67.2	)p	77.0	p		26.5	p	84.5	p		59.8	p

96	Amec Foster Wheeler Annual report and accounts 2015

Consolidated statement of comprehensive income
For the year ended 31 December 2015

	Note	2015 £m	2014 (restated) £m	2013 £m
(Loss)/profit for the year		(257)	79	178
Other comprehensive income
Items that may be reclassified to profit and loss
Exchange movements:
– Exchange movements on translation of foreign subsidiaries		(46)	(4)	(70)
– Net (loss)/gain on hedges of net investment in foreign subsidiaries	19	(3)	(4)	(1)
– Tax on exchange movements		–	–	1
Cash flow hedges:
– Effective portion of changes in fair value		(2)	(1)	3
– Tax on effective portion of changes in fair value		2	–	(1)
– Transferred to the income statement		–	–	1
		(49)	(9)	(67)
Items that will not be reclassified to profit and loss
Actuarial gains/(losses) on defined benefit pension schemes	14	150	(58)	40
Tax on actuarial gains/(losses)		(25)	11	(20)
		125	(47)	20
Other comprehensive income		76	(56)	(47)
Total comprehensive income		(181)	23	131

Attributable to:
Equity holders of the parent		(181)	26	133
Non-controlling interests		–	(3)	(2)
Total comprehensive income		(181)	23	131

Amec Foster Wheeler Annual report and accounts 2015	97

Consolidated balance sheet
As at 31 December 2015

Registered number 1675285

	Note	2015 £m	2014 (restated) £m
ASSETS
Non-current assets
Property, plant and equipment	11	127	150
Intangible assets	12	3,025	3,443
Interests in joint ventures	13	104	122
Derivative financial instruments	19	18	2
Retirement benefit assets	14	231	102
Other receivables	20	145	167
Deferred tax assets	15	50	56
Total non-current assets		3,700	4,042
Current assets
Inventories	16	13	14
Trade and other receivables	17	1,455	1,469
Derivative financial instruments	19	16	12
Current tax receivable		25	12
Bank deposits (more than three months)	23	23	21
Cash and cash equivalents (excluding bank overdrafts)	23	340	495
Total current assets		1,872	2,023
Total assets		5,572	6,065
LIABILITIES
Current liabilities
Interest-bearing loans and borrowings	23	(683)	(710)
Trade and other payables	18	(1,459)	(1,438)
Derivative financial instruments	19	(21)	(14)
Current tax payable		(98)	(130)
Total current liabilities		(2,261)	(2,292)
Non-current liabilities
Interest-bearing loans and borrowings	23	(640)	(609)
Trade and other payables	20	(121)	(111)
Derivative financial instruments	19	(4)	(5)
Retirement benefit liabilities	14	(168)	(188)
Deferred tax liabilities	15	(106)	(108)
Provisions	21	(664)	(756)
Total non-current liabilities		(1,703)	(1,777)
Total liabilities		(3,964)	(4,069)
Net assets		1,608	1,996
EQUITY
Share capital	22	197	194
Share premium account		133	101
Merger reserve		540	877
Hedging and translation reserves		(26)	24
Capital redemption reserve		34	34
Retained earnings		721	744
Total equity attributable to equity holders of the parent		1,599	1,974
Non-controlling interests		9	22
Total equity		1,608	1,996

The accounts on pages 96 to 156 were approved by the board of directors on 10 March 2016 and were signed on its behalf by:

Ian McHoul
Chief Financial Officer and interim CEO

98	Amec Foster Wheeler Annual report and accounts 2015

Consolidated statement of changes in equity
For the year ended 31 December 2015

	Share capital £m	Share premium £m	Merger reserve £m	Hedging reserve £m	Translation reserve £m	Capital redemption reserve £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
As at 1 January 2015 (restated)	194	101	877	–	24	34	744	1,974	22	1,996
Loss for the year	–	–	–	–	–	–	(256)	(256)	(1)	(257)
Exchange movements on translation of foreign subsidiaries	–	–	–	–	(47)	–	–	(47)	1	(46)
Net loss on hedges of net investment in foreign subsidiaries	–	–	–	–	(3)	–	–	(3)	–	(3)
Effective portion of changes in fair value of cash flow hedges	–	–	–	(2)	–	–	–	(2)	–	(2)
Tax on effective portion of changes in fair value on cash flow hedges	–	–	–	2	–	–	–	2	–	2
Actuarial gains on defined benefit pension schemes	–	–	–	–	–	–	150	150	–	150
Tax on actuarial gains	–	–	–	–	–	–	(25)	(25)	–	(25)
Other comprehensive income for the year	–	–	–	–	(50)	–	125	75	1	76
Total comprehensive income for the year	–	–	–	–	(50)	–	(131)	(181)	–	(181)
Dividends	–	–	–	–	–	–	(167)	(167)	–	(167)
Dividends to non-controlling interests	–	–	–	–	–	–	–	–	(4)	(4)
Equity-settled share-based payments	–	–	–	–	–	–	7	7	–	7
Acquisition of shares by trustees of the Employee Share Trust	–	–	–	–	–	–	(5)	(5)	–	(5)
Utilisation of treasury shares	–	–	–	–	–	–	15	15	–	15
Acquisition of non-controlling interests	–	–	–	–	–	–	(79)	(79)	(9)	(88)
Shares issued	3	32	–	–	–	–	–	35	–	35
Transfer of impairment losses to merger reserve	–	–	(337)	–	–	–	337	–	–	–
As at 31 December 2015	197	133	540	–	(26)	34	721	1,599	9	1,608

Amec Foster Wheeler Annual report and accounts 2015	99

Consolidated statement of changes in equity continued
For the year ended 31 December 2014

	Share capital £m	Share premium £m	Merger reserve £m	Hedging reserve £m	Translation reserve £m	Capital redemption reserve £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
As at 1 January 2014	152	101	–	1	32	34	802	1,122	2	1,124
Profit for the year	–	–	–	–	–	–	82	82	(3)	79
Exchange movements on translation of foreign subsidiaries	–	–	–	–	(4)	–	–	(4)	–	(4)
Net loss on hedges of net investment in foreign subsidiaries	–	–	–	–	(4)	–	–	(4)	–	(4)
Effective portion of changes in fair value of cash flow hedges	–	–	–	(1)	–	–	–	(1)	–	(1)
Actuarial losses on defined benefit pension schemes	–	–	–	–	–	–	(58)	(58)	–	(58)
Tax on actuarial losses	–	–	–	–	–	–	11	11	–	11
Other comprehensive income for the year	–	–	–	(1)	(8)	–	(47)	(56)	–	(56)
Total comprehensive income for the year	–	–	–	(1)	(8)	–	35	26	(3)	23
Dividends	–	–	–	–	–	–	(124)	(124)	–	(124)
Equity-settled share-based payments	–	–	–	–	–	–	25	25	–	25
Utilisation of treasury shares	–	–	–	–	–	–	6	6	–	6
Arising on business combinations	–	–	–	–	–	–	–	–	23	23
Shares issued	42	877	–	–	–	–	–	919	–	919
Transfer to merger reserve	–	(877)	877	–	–	–	–	–	–	–
As at 31 December 2014 (restated)	194	101	877	–	24	34	744	1,974	22	1,996

100	Amec Foster Wheeler Annual report and accounts 2015

Consolidated statement of changes in equity continued
For the year ended 31 December 2013

	Share capital £m	Share premium £m	Hedging reserve £m	Translation reserve £m	Capital redemption reserve £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
As at 1 January 2013	154	101	(2)	101	32	693	1,079	4	1,083
Profit for the year	–	–	–	–	–	179	179	(1)	178
Exchange movements on translation of foreign subsidiaries	–	–	–	(69)	–	–	(69)	(1)	(70)
Net loss on hedges of net investment in foreign subsidiaries	–	–	–	(1)	–	–	(1)	–	(1)
Tax on exchange movements	–	–	–	1	–	–	1	–	1
Effective portion of changes in fair value of cash flow hedges	–	–	3	–	–	–	3	–	3
Tax on effective portion of changes in fair value of cash flow hedges	–	–	(1)	–	–	–	(1)	–	(1)
Cash flow hedges transferred to the income statement	–	–	1	–	–	–	1	–	1
Actuarial gains on defined benefit pension schemes	–	–	–	–	–	40	40	–	40
Tax on actuarial gains	–	–	–	–	–	(20)	(20)	–	(20)
Other comprehensive income for the year	–	–	3	(69)	–	20	(46)	(1)	(47)
Total comprehensive income for the year	–	–	3	(69)	–	199	133	(2)	131
Dividends	–	–	–	–	–	(108)	(108)	–	(108)
Equity-settled share-based payments	–	–	–	–	–	14	14	–	14
Tax on equity-settled share-based payments	–	–	–	–	–	(1)	(1)	–	(1)
Acquisition of shares by trustees of the Employee Share Trust	–	–	–	–	–	(2)	(2)	–	(2)
Utilisation of treasury shares	–	–	–	–	–	7	7	–	7
Acquisition of shares under the buyback programme	(2)	–	–	–	2	–	–	–	–
As at 31 December 2013	152	101	1	32	34	802	1,122	2	1,124

Amec Foster Wheeler Annual report and accounts 2015	101

Consolidated cash flow statement
For the year ended 31 December 2015

	Note	2015 £m	2014 £m	2013 £m
Cash flow from operating activities
(Loss)/profit before income tax from continuing operations		(235)	155	255
Loss before income tax from discontinued operations	9	(5)	(33)	(16)
(Loss)/profit before income tax		(240)	122	239
Financial income	7	(16)	(11)	(12)
Financial expense	7	74	16	14
Share of post-tax results of joint ventures	2, 13	(28)	(12)	(14)
Intangible impairment and amortisation	5, 12	444	49	47
Depreciation	11	26	16	12
(Profit)/loss on disposal of businesses	5	(1)	44	6
Difference between contributions to retirement benefit schemes and current service cost	14	(3)	(2)	–
Profit on disposal of property, plant and equipment		(1)	–	(1)
Loss on disposal of intangible assets		–	1	–
Equity-settled share-based payments		7	8	14
		262	231	305
Decrease in inventories		1	–	1
Decrease in trade and other receivables		38	106	66
Decrease in trade and other payables and provisions		(81)	(137)	(80)
Cash generated from operations		220	200	292
Tax paid		(79)	(54)	(52)
Net cash flow from operating activities		141	146	240
Cash flow from investing activities
Acquisition of businesses (net of cash acquired)	24	(5)	(781)	(20)
Investment in joint ventures		(1)	(1)	(7)
Purchase of property, plant and equipment		(15)	(14)	(10)
Purchase of intangible assets		(23)	(17)	(13)
Movements in bank deposits (more than three months)		(2)	(3)	(1)
Disposal of businesses (net of cash disposed of)		(2)	(2)	(4)
Disposal of joint ventures		11	(21)	–
Disposal of property, plant and equipment		2	–	1
Interest received		3	4	9
Dividends received from joint ventures	13	42	14	8
Amounts received/(paid) on maturity of net investment hedges		37	(7)	(3)
Net cash flow from investing activities		47	(828)	(40)
Net cash flow before financing activities		188	(682)	200
Cash flow from financing activities
Proceeds from other borrowings		68	1,198	100
Repayments of other borrowings		(143)	(100)	(130)
Cash flows in respect of facility arrangement fees		(3)	(13)	–
Interest paid		(38)	(7)	(11)
Dividends paid		(167)	(124)	(108)
Acquisition of non-controlling interest	24	(54)	–	–
Cash received in respect of debt related cash flow hedges	23	12	–	–
Dividends paid to non-controlling interests		(4)	–	–
Acquisition of shares for cancellation		–	–	(45)
Cash flows in respect of treasury shares*		15	6	7
Acquisition of shares by trustees of the Employee Share Trust		(5)	–	(2)
Net cash flow from financing activities		(319)	960	(189)
(Decrease)/increase in cash and cash equivalents		(131)	278	11
Cash and cash equivalents as at the beginning of the year	23	495	223	232
Exchange losses on cash and cash equivalents	23	(24)	(6)	(20)
Cash and cash equivalents as at the end of the year	23	340	495	223

102	Amec Foster Wheeler Annual report and accounts 2015

Consolidated cash flow statement continued
For the year ended 31 December 2015

	Note	2015 £m	2014 £m	2013 £m
Cash and cash equivalents consist of:
Cash at bank and in hand	23	307	377	153
Bank deposits (less than three months)	23	33	118	79
Bank overdrafts	23	–	–	(9)
Cash and cash equivalents as at the end of the year	23	340	495	223
Bank deposits (more than three months)	23	23	21	18
Bank loans	23	(1,264)	(1,267)	(120)
Fees capitalised against bank facilities	23	–	9	–
Derivatives classified as net debt	23	14	–	–
Finance leases	23	(59)	(61)	–
Net (debt)/cash as at the end of the year		(946)	(803)	121

*	Cash received from SAYE option holders on exercise of options.

Amec Foster Wheeler Annual report and accounts 2015	103

Notes to the consolidated accounts

1 Significant accounting policies

Amec Foster Wheeler plc is a public limited company, which is listed on both the London Stock Exchange and the New York Stock Exchange and incorporated and domiciled in the United Kingdom. The principal activities of the Company and its subsidiaries (the Group) are described in note 2.

Statement of compliance

The consolidated accounts include the accounts of Amec Foster Wheeler plc and all of its subsidiaries made up to 31 December each year, and the Group’s share of the profit after interest and tax and net assets of joint ventures based on the equity method of accounting.

In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated accounts of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU as at 31 December 2015 (adopted IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The company has elected to prepare its parent company accounts in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101); these are presented on pages 157 to 165.

From the Group’s perspective, there are no applicable differences between adopted IFRS and IFRS as issued by the IASB, and therefore the financial statements also comply with IFRS as issued by the IASB.

Restatement

On 13 November 2014 (the acquisition date), the Group acquired 95.3 per cent of the issued share capital of Foster Wheeler AG. Due to the relatively short period of time between the acquisition date and 31 December 2014, management had not finalised its assessment of the fair values of certain of Foster Wheeler’s assets and liabilities at the time that the 2014 financial statements were completed and as a result the 2014 financial statements reflected the provisional assessment of the fair values as at the acquisition date. The restatement had no impact on the 2014 income statement.

During 2015, management has completed the fair value assessment and the comparative amounts shown in the Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Equity and Cash Flow Statement have been restated to reflect changes made to the carrying amounts of assets and liabilities recognised on the acquisition of Foster Wheeler, details of which are set out in note 24.

In addition to the above, the acquisition balance sheet as presented on page 151 has been restated to present liabilities of £65m in respect of onerous leases within trade and other payables. These liabilities had previously been presented within provisions.

As the acquisition of Foster Wheeler AG in November 2014 resulted in the Group securing more than 90% of Foster Wheeler’s issued share capital, the acquisition qualifies for merger relief under section 612 of the Companies Act 2006 from crediting the share premium that arose on the new shares issued in consideration for Foster Wheeler to a share premium account. The balance sheet as at 31 December has been restated to present excess of the nominal value of the shares issued of £877m as a merger reserve.

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

IFRS 15 ‘Revenue from Contracts with Customers’ will supersede the current revenue recognition guidance including IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’ and the related Interpretations when it becomes effective. Under IFRS 15 an entity recognises revenue when (or as) a performance obligation is satisfied. That is when the control of goods or services underlying the particular performance obligation is transferred to the customer. The standard provides far more prescriptive guidance with regards to specific scenarios and requires extensive disclosures. IFRS 15 is effective for annual periods beginning on or after 1 January 2018 with early application permitted.

IFRS 16 ‘Leases’ replaces the existing guidance in IAS 17 ‘Leases’. IFRS 16 eliminates the classification of leases as either operating leases or finance leases. The standard introduces a single lessee accounting model, which requires a lessee to recognise: assets and liabilities for all leases with a term of more than 12 months and depreciation of lease assets separately from interest on lease liabilities in the income statement.

The application of IFRS 9, IFRS 15 and IFRS 16 in the future may have a material impact on the amounts reported and disclosures made in the Group’s accounts. However it is not practical to provide a reasonable estimate of the effect of IFRS 9, IFRS 15 and IFRS 16 until the Group performs a detailed review.

Other than as described above, there are no other IFRS, IAS amendments or IFRIC interpretations which are not yet effective that would be expected to have a material impact on the Group.

104	Amec Foster Wheeler Annual report and accounts 2015

1 Significant accounting policies continued

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

Amec Foster Wheeler believe some of these policies require a high level of judgement, and the most critical accounting policies and significant areas of judgement and estimation arise from:

►	acquisition accounting under IFRS 3 ‘Business Combinations’

►	long-term contracts under IAS 11 ‘Construction Contracts’

►	intangible assets including goodwill under IAS 38 ‘Intangible Assets’ and IAS 36 ‘Impairment of Assets’

►	provisions under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’

►	uncertain tax positions under IAS 12 ‘Income Taxes’

►	defined benefit pension schemes under IAS 19 (revised) ‘Employee Benefits’

In addition, judgement has also been applied in the presentation of certain research and development government credits and in presenting the UK conventional power business as a discontinued operation in 2013.

IFRS 3 ‘Business Combinations’

During 2014, the Group acquired Foster Wheeler. The acquisition was accounted for as a purchase under IFRS 3. Determining the fair value of the assets and liabilities acquired involved significant judgement and estimates. This involved the use of valuation models to determine the fair value of the intangible assets acquired. Inputs to these models include estimates of the future cash flows of Foster Wheeler; the appropriate discount rate to apply to these future cash flows, estimates of the retention rates for key customers and the likelihood of renewal of significant service contracts. Further information about the assumptions used for calculating provisions and goodwill are documented below.

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

Amec Foster Wheeler Annual report and accounts 2015	105

Notes to the consolidated accounts continued

1 Significant accounting policies continued

Basis of preparation continued

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

The determination of carrying value involves significant judgements when allocating goodwill to the cash generating units (‘CGUs’) expected to benefit from the acquisition. The estimation of the recoverable amounts also requires significant judgements and estimates including the future cash flows of the CGU, terminal growth rates and the appropriate rate at which to discount those cash flows. See note 12 for further details of the impairment reviews performed during the year. The carrying amount of the Global Power Group CGU has been reduced to its recoverable amount through recognition of an impairment loss of £308m against goodwill.

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

IAS 12 ‘Income Taxes’

Significant judgement is required in determining liabilities related to uncertain tax positions, in particular those in respect of financing structures. There is also significant judgement required in assessing the recoverability of deferred tax assets.

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

Discontinued operations include the non-core Built Environment businesses, which were sold during 2007, SPIE, which was sold in 2006, and the UK conventional power business that was discontinued in 2013. The judgements applied in presenting the UK conventional power business as discontinued are explained in note 1 to the 2013 financial statements. The cash flows of discontinued operations are fully consolidated within Amec Foster Wheeler up to the date of sale. The results and other disclosures in respect of discontinued operations are shown in note 9.

Going concern

As at 31 December 2015, the group had net debt of £946m and committed and available banking facilities of £442m.

On 2 March 2016 the Group announced the completion of a refinancing of its main debt facilities by entering into a new facility with a syndicate of 20 banks. The new facility, which has three tranches – a three-year £650 million term loan, a five-year £650 million term loan and a five-year £400 million revolving credit facility – replaces the Company’s existing revolving credit facility and the Foster Wheeler acquisition facility.

The Group has assessed it will be able to meet expected mandatory interest and repayment of its banking facilities in place.

106	Amec Foster Wheeler Annual report and accounts 2015

1 Significant accounting policies continued

Going concern continued

The Group will finance operations and growth from its existing cash resources and its committed banking facilities. The Group’s policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the Group’s budget and strategic plans.

The directors consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

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

Basis of consolidation

The consolidated accounts comprise the accounts of the Group and its subsidiaries as at 31 December 2015. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Generally there is a presumption that a majority of voting rights result in control.

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

When a Group entity undertakes its activities under joint operations, the Group as a joint operator recognises in relation to its interest in a joint operation:

►	its assets and liabilities, including its share of any assets and liabilities held jointly

►	its revenue from the sale of its share of the output arising from the joint operation

►	its share of the revenue from the sale of the output by joint operation

►	its expenses, including its share of any expenses incurred jointly

Amec Foster Wheeler Annual report and accounts 2015	107

Notes to the consolidated accounts continued

1 Significant accounting policies continued

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

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.

Actuarial gains and losses are recognised in other comprehensive income in the year in which they arise.

108	Amec Foster Wheeler Annual report and accounts 2015

1 Significant accounting policies continued

Exceptional items

As permitted by IAS 1 ‘Presentation of Financial Statements’, certain items are presented separately as exceptional on the face of the consolidated income statement. In the opinion of the directors, these exceptional items require separate disclosure by virtue of their nature, size or incidence in order to obtain a clear and consistent presentation of the Group’s underlying performance and to provide consistency with internal management reporting. Exceptional items may include, but are not restricted to: impairment charges, acquisition-related costs; restructuring costs; gains and losses on the disposal of fixed assets; and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

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

Amec Foster Wheeler Annual report and accounts 2015	109

Notes to the consolidated accounts continued

1 Significant accounting policies continued

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

The estimated lives of intangible assets held at 31 December 2015 are as follows:

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

110	Amec Foster Wheeler Annual report and accounts 2015

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

Amec Foster Wheeler Annual report and accounts 2015	111

Notes to the consolidated accounts continued

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

Trade receivables, which are generally of a short term nature, are recognised and carried at the original invoiced amount less an allowance for estimated irrecoverable amounts. Provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote.

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

Current tax payable or recoverable is based on taxable profit for the year using tax rates and laws that have been enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or deductible.

Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or equity, in which case it is recognised in other comprehensive income or equity as appropriate.

A current tax provision is recognised when the Group has a present obligation as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account risks and uncertainties surrounding the obligation. Separate provisions for interest and penalties are also recorded if appropriate. Movements in interest and penalty amounts in respect of tax provisions are not included in the tax charge, but are disclosed within profit/(loss) before income tax.

Tax provisions are based on management’s interpretation of country specific tax law and the likelihood of settlement. This involves a significant amount of judgement as tax legislation can be complex and open to different interpretation. Management uses in-house tax experts, professional firms and previous experience when assessing tax risks. Where actual tax liabilities differ from the provisions, adjustments are made which can have a material impact on the Group’s profits for the year.

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

112	Amec Foster Wheeler Annual report and accounts 2015

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

With effect from 1 January 2015, the Group adopted three new geographical operating segments: Americas; Northern Europe & CIS; and Asia, Middle East, Africa & Southern Europe; with Foster Wheeler’s E&C Services segment being merged into these segments. Foster Wheeler’s Global Power Group continues to be reported as a separate operating segment. Investment Services also continues to be reported separately. Details of the services offered by each segment and the end markets in which they operate are given on pages 3 to 5 and 24 to 25.

The Group Leadership Team uses trading profit as the measure of the profitability of the Group’s businesses. Trading profit is, therefore, the measure of the segment profit presented in the Group’s segment disclosures. Trading profit represents profit before net financing expense excluding exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group’s share of the trading profit of joint ventures.

Revenue and results

	Revenue			Profit/(loss)
	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m
Americas	2,646	2,184	2,247	161	212	241
Northern Europe and CIS	1,492	1,293	1,227	134	105	93
Asia, Middle East, Africa and Southern
Europe	1,050	516	536	68	25	33
Global Power Group	364	53	–	51	1	–
Investment Services	15	8	6	14	9	11
	5,567	4,054	4,016	428	352	378
Internal revenue	(112)	(61)	(42)	–	–	–
External revenue	5,455	3,993	3,974	–	–	–
Corporate costs[1]				(54)	(31)	(35)
Trading profit[2]				374	321	343
Net financing expense[3]				(40)	(4)	(11)
Adjusted profit before tax				334	317	332
Tax on results of joint ventures[4]				(10)	(6)	(5)
				324	311	327
Intangible amortisation and impairment[5]				(444)	(49)	(47)
Exceptional and asbestos-related items[5]				(115)	(107)	(25)
(Loss)/profit before income tax				(235)	155	255

1	Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.
2	Trading profit is earnings from continuing operations before net financing expense, tax, intangible amortisation and impairment, pre-tax exceptional items and asbestos related items of £334m (2014: £299m; 2013: £315m), but including joint venture trading profit of £40m (2014: £22m; 2013: £28m).
3	Net financing expense excludes exceptional and asbestos-related items, but includes Amec Foster Wheeler’s share of net interest payable of joint ventures.
4	The share of post-tax results of joint ventures is further analysed as follows:

	2015 £m	2014 £m	2013 £m
Trading profit	40	22	28
Net financing expense	(2)	(4)	(9)
Tax	(10)	(6)	(5)
	28	12	14

5	See note 5 for further details.

Amec Foster Wheeler Annual report and accounts 2015	113

Notes to the consolidated accounts continued

2 Segmental analysis of continuing operations continued

Transactions between reportable segments are conducted on an arm’s length basis. Internal revenue arises in the segments as follows:

	2015	2014	2013
	£m	£m	£m
Americas	12	13	18
Northern Europe and CIS	35	23	17
Asia, Middle East, Africa and Southern Europe	65	24	7
Global Power Group	–	–	–
Investment Services	–	1	–
	112	61	42

Other information

	Share of post-tax results of joint ventures			Depreciation			Intangible amortisation and impairment
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Americas	(1)	1	2	9	8	7	46	20	18
Northern Europe and CIS	15	8	7	6	5	3	41	19	17
Asia, Middle East, Africa and
Southern Europe	3	2	2	4	2	2	23	6	12
Global Power Group	11	2	–	4	1	–	334	4	–
Investment Services	–	(1)	3	3	–	–	–	–	–
	28	12	14	26	16	12	444	49	47

Geographical origin

	Revenue			Non-current assets
	2015 £m	2014 £m	2013 £m	2015 £m	2014 (restated) £m	2013 £m
United Kingdom	1,223	1,067	1,112	647	801	326
Canada	741	938	1,104	288	297	188
United States	1,873	1,218	1,070	1,302	1,175	284
Rest of the world	1,618	770	688	1,019	1,442	225
	5,455	3,993	3,974	3,256	3,715	1,023

The non-current assets analysed by geography include property, plant and equipment, intangible assets and interests in joint ventures.

Revenue to external customers by region is based on the location of the group subsidiary which made the sale.

114	Amec Foster Wheeler Annual report and accounts 2015

3 Revenue

	2015	2014	2013
	£m	£m	£m
Construction contracts	1,045	917	342
Services	4,410	3,076	3,632
	5,455	3,993	3,974

The revenue from construction contracts shown above is based on the definition of construction contracts included in IAS 11 and includes revenue from all contracts directly related to the construction of an asset even if Amec Foster Wheeler’s role is as a service provider, for example project management.

4 Profit before net financing expense – continuing operations

	2015 £m	2014 £m	2013 £m
Depreciation of property, plant and equipment	26	16	12
Minimum payments under operating leases	89	87	96
Research and development government credits	(15)	(23)	(22)

There are no material receipts from subleases.

	2015 £m	2014 £m	2013 £m
Fees paid to the auditor and its associates:
The auditing of the accounts	4.1	3.9	0.3
The auditing of accounts of any subsidiaries of the company	1.4	1.5	1.1
Taxation compliance services	0.9	0.4	0.3
All taxation advisory services other than compliance	–	–	0.1
All services relating to corporate finance transactions entered into, or proposed to be entered into, by or on behalf of the company or any of its associates	0.9	6.4	1.6
All other non-audit services	0.2	0.1	0.1
	7.5	12.3	3.5

Amec Foster Wheeler Annual report and accounts 2015	115

Notes to the consolidated accounts continued

5 Amortisation, impairment, exceptional and asbestos-related items

	2015 £m	2014 £m	2013 £m
Continuing operations:
Administrative expenses – exceptional and asbestos-related items	(94)	(86)	(18)
Administrative expenses – intangible amortisation and impairment	(444)	(49)	(47)
	(538)	(135)	(65)
Loss on business disposals and closures	(1)	(16)	(7)
Net financing expense	(20)	(5)	–
	(559)	(156)	(72)
Taxation credit/(charge) on exceptional and asbestos-related items of continuing operations	18	6	(6)
Taxation charge on restructuring	–	–	(16)
Taxation credit on intangible amortisation and impairment	27	12	20
	45	18	(2)
Post-tax amortisation, impairment, exceptional and asbestos-related items of continuing operations	(514)	(138)	(74)
Exceptional items of discontinued operations (post–tax)	1	(19)	–
Post-tax amortisation, impairment, exceptional and asbestos-related items	(513)	(157)	(74)
Post-tax exceptional and asbestos-related items	(96)	(120)	(47)
Post-tax intangible amortisation and impairment	(417)	(37)	(27)
	(513)	(157)	(74)

The charge of £444m in respect of intangible amortisation and impairment comprises amortisation of £129m and impairments of £315m. The goodwill in the Global Power Group business has been written down by £308m and there was a £7m write down on the order backlog intangible asset. See note 12 for further details.

Post-tax exceptional and asbestos-related items for 2015 are further analysed as follows:

						2015
	Profit on disposals	Loss in respect of business closures	Profit/(loss) on business disposals and closures	Asbestos- related items	Other exceptional items	Total
	£m	£m	£m	£m	£m	£m
Continuing operations	–	(1)	(1)	6	(120)	(115)
Discontinued operations	1	–	1	–	–	1
Profit/(loss) before tax	1	(1)	–	6	(120)	(114)
Taxation on exceptional items	–	–	–	–	18	18
Profit/(loss) after tax	1	(1)	–	6	(102)	(96)

The pre-tax profit on disposal of £1m relates to costs and movements in indemnity provisions associated with businesses sold in prior years and classified as discontinued.

There was a credit of £5m relating to a change in the discount rate applied to the asbestos liability and experiential gains of £9m as the liability is reassessed on an annual basis. These credits were offset by a £7m charge in respect of unwinding the discount and £1m other costs of managing the liability.

Other exceptional items of £120m includes £97m relating to the costs of integrating the Amec and Foster Wheeler businesses, £13m amortisation of fees associated with the borrowings taken on to fund the acquisition, a £5m loss incurred following an unauthorised payment made from the Australian business and not expected to be recovered and other exceptional items totalling £5m.

Integration costs includes severance (£32m), professional and consultancy fees (£11m), costs of rationalisation of agents (£8m), property and office rationalisation (£27m), and staff costs (£11m) as well as IT, rebranding and Sarbanes-Oxley Act implementation costs totalling £8m.

Of the £120m of other exceptional items, £72m was paid in cash during the year.

116	Amec Foster Wheeler Annual report and accounts 2015

5 Amortisation, impairment, exceptional items and asbestos-related items continued

Post-tax exceptional and asbestos-related items for 2014 are further analysed as follows:

						2014

	Loss on disposals £m	Profit in respect of business closures £m	Loss on business disposals and closures £m	Asbestos- related items £m	Other exceptional items £m	Total £m
Continuing operations	(21)	5	(16)	(9)	(82)	(107)
Discontinued operations	(23)	–	(23)	–	–	(23)
(Loss)/profit before tax	(44)	5	(39)	(9)	(82)	(130)
Taxation on exceptional items	5	–	5	–	5	10
(Loss)/profit after tax	(39)	5	(34)	(9)	(77)	(120)

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

Amec Foster Wheeler Annual report and accounts 2015	117

Notes to the consolidated accounts continued

6 Staff costs and employee numbers – continuing operations

	2015	2014	2013
	£m	£m	£m
Wages and salaries	1,857	1,466	1,459
Social security costs	193	100	98
Equity-settled share-based payments (note 22)	7	8	14
Contributions to defined contribution schemes	42	37	36
Defined benefit pension scheme expense (note 14)	38	31	32
	2,137	1,642	1,639

	2015	2014	2013
	number	number	number
The average number of people employed was as follows:
Americas	15,040	12,365	13,046
Northern Europe and CIS	9,232	7,898	7,216
Asia, Middle East, Africa and Southern Europe	7,086	3,376	3,070
Global Power Group	2,332	322	–
Investment Services/Centre	323	264	240
	34,013	24,225	23,572

The average number of people employed in 2014 includes AMEC staff for the full year and Foster Wheeler staff for the period following the acquisition.

Details of directors’ remuneration are provided in the Directors’ remuneration report on pages 67 to 80.

The average number of employees as stated above excludes agency staff.

7 Net financing expense – continuing operations

	2015	2014	2013
	£m	£m	£m
Financial income
Interest income on bank deposits	7	3	7
Other interest and similar income	3	5	3
Pension financing income	–	2	1
Foreign exchange gains	6	1	1
	16	11	12
Financial expense
Interest payable on bank loans and overdrafts	(51)	(10)	(9)
Other interest and similar expense	(7)	(4)	(3)
Pension finance expense	(2)	–	–
Foreign exchange losses	(7)	(1)	(2)
Unwinding of the discount on the asbestos provision	(7)	(1)	–
	(74)	(16)	(14)
Net financing expense	(58)	(5)	(2)

The unwinding of the discount on the asbestos provision of £7m (2014: £1m) has been presented separately in the income statement and the amortisation of facility fees of £13m (2014: £4m) (included within interest payable on bank loans and overdrafts) has been presented as an exceptional item. There were no exceptional items included in net financing expense in the year ended 31 December 2013.

118	Amec Foster Wheeler Annual report and accounts 2015

8 Income tax – continuing operations

Income tax arises in respect of the different categories of income and expenses as follows:

	2015	2014	2013
	£m	£m	£m
Income tax expense on continuing operations before amortisation,
exceptionals and asbestos related items	63	67	67
Income tax credit on amortisation	(27)	(12)	(20)
Income tax charge on restructuring	–	–	16
Income tax (credit)/charge in respect of other exceptional items	(18)	(6)	6
Total income tax expense from continuing operations in the income statement	18	49	69

	2015	2014	2013
	£m	£m	£m
Current tax
Current year	59	72	95
Adjustments in respect of prior years	(19)	(6)	(26)
	40	66	69
Deferred tax
Origination and reversal of temporary differences	(19)	(13)	(2)
Adjustments in respect of prior years	(3)	(4)	2
	(22)	(17)	–
Total income tax expense for continuing operations	18	49	69

During the year, effective from 1 April 2015, the standard rate of corporation tax in the UK changed from 21% to 20%. The rate is reduced to 19% with effect from 1 April 2017, with a further reduction to 18% from 1 April 2020. These changes were all substantively enacted prior to the end of the year.

Factors affecting the tax expense for the year are explained as follows:

		2014	2013
	2015	(restated)	(restated)
	£m	£m	£m
(Loss)/profit before tax	(235)	155	255
Less: share of net income from joint ventures	(28)	(12)	(14)
(Loss)/profit before tax from continuing operations (excluding joint ventures)	(263)	143	241
Expected income tax expense at UK tax rate	(53)	31	56
Non-deductible expenses – pre-exceptional	7	13	11
Non-deductible expenses – exceptional	3	11	–
Non-deductible impairments	62	–	–
Non-taxable income – pre-exceptional	(2)	–	–
Benefit from finance structures	(12)	(6)	(7)
Closure of HMRC enquiry into intragroup lending	(12)	–	–
Impact of providing deferred tax on pension surplus at 20.0%	–	–	(21)
Impact of changes in UK tax rate on deferred tax	(7)	–	–
Overseas income and expenses taxed at rates other than UK rate	5	8	26
Utilisation of tax assets not previously recognised	(1)	–	(6)
Recognition of tax assets not previously recognised	(3)	(8)	–
Current year tax assets not recognised	15	10	6
Write-off of previously recognised tax assets	26	–	28
Other adjustments in respect of prior years	(10)	(10)	(24)
Total income tax expense for the year for continuing operations	18	49	69

During the year HMRC’s enquiry into the nature of the intercompany debt payable from the legacy Amec US group to the UK was concluded without tax adjustment. Accordingly, £12m of risk provision was released in full during the year.

Net income tax liabilities in the Group balance sheet include £105m (2014: £126m) relating to uncertain tax positions.

Amec Foster Wheeler Annual report and accounts 2015	119

Notes to the consolidated accounts continued

8 Income tax – continuing operations continued

	2015	2014	2013
	£m	£m	£m
Tax recognised directly in other comprehensive income
Current tax	–	–	–
Deferred tax (note 15)	23	(11)	21
Tax charge/(credit) recognised directly in other comprehensive income	23	(11)	21

9 (Loss)/profit for the year from discontinued operations

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, as well as the UK conventional power business, which was discontinued in 2013.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The results of the discontinued operations are all attributable to the equity holders of the parent and are as follows:

	2015	2014	2013
	£m	£m	£m
Revenue	–	(13)	15
Cost of sales and net operating expenses	(6)	3	(25)
Loss before exceptional items and income tax	(6)	(10)	(10)
Attributable tax	1	2	2
	(5)	(8)	(8)
Profit/(loss) on disposal	1	(23)	(6)
Tax on disposals	–	4	6
Loss for the year from discontinued operations	(4)	(27)	(8)

The loss before exceptional items and income tax in 2015 represents additional provisions on certain contracts within the UK conventional power business.

The negative revenue of £13m and loss of £10m before exceptional items and income tax in 2014 related to the settlement of final accounts and additional provisions on the UK conventional power contracts.

The loss on disposals of £23m in 2014 relates to additional indemnity provisions and costs associated with businesses sold in prior years.

Net cash flows attributable to discontinued operations

The net cash flows attributable to discontinued operations during the year were as follows:

	2015	2014	2013
	£m	£m	£m
Net cash flow from operating activities	(1)	(3)	(12)
Net cash flow from investing activities	2	3	(2)
	1	–	(14)

120	Amec Foster Wheeler Annual report and accounts 2015

10 Earnings per share

Basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Employee Share Trust and those held in treasury by the company. As the Group has reported a basic loss per ordinary share from continuing operations, any potential ordinary shares are anti-dilutive and so excluded from the calculation of diluted loss per share.

	2015			2014			2013
	Loss £m	Weighted average shares number million	Loss per share pence	Earnings £m	Weighted average shares number million	Earnings per share pence	Earnings £m	Weighted average shares number million	Earnings per share pence
Basic (loss)/earnings from continuing operations	(252)	383	(66.1)	109	302	36.1	187	293	63.8
Share options	–	–	–	–	2	(0.2)	–	2	(0.4)
Employee share and incentive schemes	–	–	–	–	7	(0.8)	–	4	(0.9)
Diluted (loss)/earnings from continuing operations	(252)	383	(66.1)	109	311	35.1	187	299	62.5

Basic loss from discontinued operations	(4)	383	(1.1)	(27)	302	(8.9)	(8)	293	(2.7)
Share options	–	–	–	–	2	0.1	–	2	–
Employee share and incentive schemes	–	–	–	–	7	0.2	–	4	–
Diluted loss from discontinued operations	(4)	383	(1.1)	(27)	311	(8.6)	(8)	299	(2.7)

Basic and diluted (loss)/profit from continuing operations is calculated as set out below:

	2015	2014	2013
	£m	£m	£m
(Loss)/profit for the year from continuing operations	(253)	106	186
Loss attributable to non-controlling interests	1	3	1
Basic and diluted (loss)/profit from continuing operations	(252)	109	187

Amec Foster Wheeler Annual report and accounts 2015	121

Notes to the consolidated accounts continued

10 Earnings per share continued

In order to appreciate the effects on the reported performance of intangible amortisation and impairment, exceptional and asbestos related items along with the impact of the potential ordinary shares, additional calculations of earnings per share are presented.

	2015			2014			2013
	(Loss)/ earnings £m	Weighted average shares number million	Earnings per share pence	Earnings £m	Weighted average shares number million	Earnings per share pence	Earnings £m	Weighted average shares number million	Earnings per share pence
Basic (loss)/earnings from continuing operations	(252)	383	(66.1)	109	302	36.1	187	293	63.8
Exceptional and asbestos related items (post-tax)	97	–	25.3	101	–	33.4	47	–	16.0
Amortisation and impairment (post-tax)	417	–	108.9	37	–	12.3	27	–	9.2
Basic earnings from continuing operations before impairment, amortisation, exceptional and asbestos related items	262	383	68.1	247	302	81.8	261	293	89.0
Share options	–	–	–	–	2	(0.5)	–	2	(0.6)
Employee share and incentive schemes	–	2	(0.4)	–	7	(1.8)	–	4	(1.2)
Diluted earnings from continuing operations before impairment, amortisation and exceptional and asbestos related items	262	385	67.7	247	311	79.5	261	299	87.2

Basic loss from discontinued operations	(4)	383	(1.1)	(27)	302	(8.9)	(8)	293	(2.7)
Exceptional items (post-tax)	(1)	–	(0.2)	19	–	6.3	–	–	–
Basic loss from discontinued operations before exceptional items	(5)	383	(1.3)	(8)	302	(2.6)	(8)	293	(2.7)
Share options	–	–	–	–	2	–	–	2	–
Employee share and incentive schemes	–	2	–	–	7	0.1	–	4	–
Diluted loss from discontinuing operations before exceptional items	(5)	385	(1.3)	(8)	311	(2.5)	(8)	299	(2.7)

122	Amec Foster Wheeler Annual report and accounts 2015

11 Property, plant and equipment

	Land and	Plant and
	buildings	equipment	Total
	£m	£m	£m
Cost
As at 1 January 2015 (restated)	78	172	250
Exchange and other movements	(3)	(4)	(7)
Reclassifications	(2)	(5)	(7)
Additions	4	12	16
Disposals	(2)	(4)	(6)
As at 31 December 2015	75	171	246
Depreciation
As at 1 January 2015	24	76	100
Exchange and other movements	(1)	(2)	(3)
Provided during the year	7	19	26
Disposals	(1)	(3)	(4)
As at 31 December 2015	29	90	119
Cost
As at 1 January 2014	30	95	125
Exchange and other movements	4	(1)	3
Acquired through business combinations	39	73	112
Additions	6	8	14
Disposals	(1)	(3)	(4)
As at 31 December 2014 (restated)	78	172	250
Depreciation
As at 1 January 2014	17	69	86
Exchange and other movements	2	–	2
Provided during the year	6	10	16
Disposals	(1)	(3)	(4)
As at 31 December 2014	24	76	100
Net book value As at 31 December 2015	46	81	127
As at 31 December 2014	54	96	150
As at 1 January 2014	13	26	39

			31 December
		31 December	2014
		2015	(restated)
		£m	£m
The net book value of land and buildings comprised:
Freehold		24	29
Short leasehold		22	25
		46	54

The carrying value of land and buildings held under finance lease at 31 December 2015 was £5m (2014: £6m). The amount acquired through business combinations was £nil (2014: £6m). Additions during the year include £nil (2014: £nil) under finance leases.

The balance as at 1 January 2015 has been restated following the finalisation of the purchase price allocation of the Foster Wheeler acquisition.

Amec Foster Wheeler Annual report and accounts 2015	123

Notes to the consolidated accounts continued

12 Intangible assets

		Customer	Brands/	Order
	Goodwill	relationships	trademarks	backlog	Patents	Software	Total
	£m	£m	£m	£m	£m	£m	£m
Cost
As at 1 January 2015 (restated)	2,551	560	186	137	109	123	3,666
Exchange and other movements	(21)	1	8	–	8	–	(4)
Additions	1	–	–	–	–	21	22
Disposals and retirements	–	(31)	–	–	–	(6)	(37)
Reclassifications	–	–	–	–	–	7	7
As at 31 December 2015	2,531	530	194	137	117	145	3,654
Amortisation
As at 1 January 2015 (restated)	35	107	21	14	1	45	223
Exchange and other movements	(4)	–	–	1	1	1	(1)
Impairment loss	308	–	–	7	–	–	315
Provided during the year	–	43	11	43	7	25	129
Disposals and retirements	–	(31)	–	–	–	(6)	(37)
As at 31 December 2015	339	119	32	65	9	65	629
Cost
As at 1 January 2014	792	192	23	9	–	66	1,082
Exchange and other movements	(2)	4	1	–	(1)	2	4
Acquired through business combinations	1,761	367	162	129	110	5	2,534
Additions	–	–	–	–	–	51	51
Disposals and retirements	–	(3)	–	(1)	–	(1)	(5)
As at 31 December 2014 (restated)	2,551	560	186	137	109	123	3,666
Amortisation
As at 1 January 2014	35	85	19	7	–	29	175
Exchange and other movements	–	2	–	–	–	1	3
Provided during the year	–	23	2	8	1	15	49
Disposals and retirements	–	(3)	–	(1)	–	–	(4)
As at 31 December 2014 (restated)	35	107	21	14	1	45	223
Net book value As at 31 December 2015	2,192	411	162	72	108	80	3,025
As at 31 December 2014 (restated)	2,516	453	165	123	108	78	3,443
As at 1 January 2014	757	107	4	2	–	37	907

The carrying value of software held under deferred payment arrangements which are similar to finance leases as at 31 December 2015 was £24m (2014: £30m). Additions during the year include £nil (2014: £33m) of software held under deferred payment arrangements.

The impairment loss of £315m relates to a £308m impairment of goodwill in relation to the Global Power Group and a £7m impairment of the order backlog intangible asset.

124	Amec Foster Wheeler Annual report and accounts 2015

12 Intangible assets continued

The Group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist.

The review of goodwill for indications of impairment by management is performed at the operating segment level, being the lowest level of cash-generating units (CGU) monitored for goodwill purposes. With effect from 1 January 2015, the Group adopted three new geographical operating segments: Americas; Northern Europe and CIS; and Asia, Middle East, Africa and Southern Europe; with Foster Wheeler’s E&C Services segment being merged into these segments. Goodwill on the legacy AMEC and Foster Wheeler E&C businesses was allocated between these segments on a relative fair value basis.

The table below shows the goodwill allocated to each CGU, post recognition of any impairment losses.

	Goodwill 31 December 2015 £m	Pre-tax discount rate 2015%
Americas	1,054	11
Northern Europe and CIS	654	11
Asia, Middle East, Africa and Southern Europe	266	11
Global Power Group	218	13

The recoverable amount of all CGUs has been based on value-in-use calculations. These calculations use cash flow projections included in the financial budgets approved by the Board for 2016 and pre-tax discount rates as set out in the table above. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the budgeted period include no growth in 2017 for the Americas, Northern Europe and CIS, and Asia, Middle East, Africa and Southern Europe, and 10% growth in the Global Power Group. For all segments, no growth is included in 2018, 5% growth in 2019, 10% growth in 2020 and 3% growth per annum thereafter. The long-term growth rates are in line with long-term average growth rates for the regions in which the CGUs operate.

The financial budgets reflect management’s judgement of the future cash flows which includes past experience and expectations of future performance. The most significant assumptions relate to trading profit margin and the conversion of trading profit into cash (cash conversion). Revenue is underpinned by a secure order book for each CGU and the order book remains strong at £6.6 billion as at 31 December 2015 (2014: £6.3 billion). The selection of trading profit margin takes into account the margins being generated on contracts in progress and management’s view of the margin on orders received, and is consistent with Amec Foster Wheeler’s growth strategy. The cash conversion reflects past experience and current contract mix.

The value-in-use has been compared to the carrying value for each CGU and no impairment is required nor has been charged in respect of the Americas, Northern Europe and CIS, or Asia, Middle East, Africa and Southern Europe CGUs.

The carrying amount of the Global Power Group CGU has been reduced to its recoverable amount through recognition of an impairment loss of £308m against goodwill. This has been included in administrative expenses in the income statement. The recoverable amount of the Global Power Group CGU is £396m. The impairment loss arose due to difficult market conditions and a reduction in forecast future profits of the Global Power Group. Any adverse changes in the key assumptions would increase this impairment loss.

A sensitivity analysis has been performed in respect of these CGUs in order to review the impact of changes in key assumptions. The value-in-use calculations referred to above showed headroom of £400m in the Americas CGU and £307m in the Northern Europe and CIS CGU. However, applying zero terminal growth would eliminate the headroom and would result in an impairment to goodwill of £40m in the Americas CGU and £27m in the Northern Europe and CIS CGU. A zero growth rate would not result in an impairment in the Asia, Middle East, Africa and Southern Europe CGU.

Consideration was also given to the impact of a 10% decrease in volume, a 1% decrease in margin, or a 1% increase in discount rate, in each case holding other assumptions constant. This did not identify any impairments in these CGUs.

Amec Foster Wheeler Annual report and accounts 2015	125

Notes to the consolidated accounts continued

13 Interests in joint ventures

Interests in joint ventures

Details in aggregate of the Group’s interests in all joint ventures that are accounted for using the equity method are as follows:

£m
Net book value
As at 1 January 2015	122
Exchange and other movements	2
Disposal of businesses	(9)
Additions	1
Reclassifications	2
Total comprehensive income	28
Dividends received	(42)
As at 31 December 2015	104
As at 1 January 2014	52
Acquired through business combinations	73
Disposal of businesses	(2)
Additions	1
Total comprehensive income	12
Dividends received	(14)
As at 31 December 2014	122

Group companies are listed on pages 194 to 201.

Details of material joint ventures

Petropower Energia Limitada

The Group has an 85% interest in Petropower Energia Limitada, a joint venture alongside the state-owned oil company of the Republic of Chile, which began commercial operation in November 1998. The Group’s interest is accounted for using the equity method in the consolidated financial statements. Summarised financial information of the joint venture, based on its IFRS financial statements are set out below:

Summarised Balance Sheet of Petropower Energia Limitada:

	2015 £m	2014 £m
Non-current assets	47	51
Current assets, including cash and cash equivalents of £19,583,000 (2014: £14,607,000)	35	41
Current liabilities	(30)	(29)
Non-current liabilities	(12)	(13)
Equity	40	50

Summarised Income Statement of Petropower Energia Limitada:

		2015 £m
Revenue		43
Cost of sales		(20)
Administrative expenses		(2)
Profit before tax		21
Income tax expense		(5)
Profit for the year		16

Although the Group has an 85% interest in Petropower Energia Limitada, the profits are split according to the joint venture agreement. In the year the profit after tax received by the Group from Petropower Energia Limitada was £11m (2014: £2m), the carrying value of the investment was £53m (2014: £54m).

In 2014 the income received from Petropower Energia Limitada was immaterial as the Group only acquired the 85% interest following the acquisition of Foster Wheeler on 13 November 2014.

126	Amec Foster Wheeler Annual report and accounts 2015

13 Interests in joint ventures continued

Nuclear Management Partners Limited

The Group has a 36% interest in Nuclear Management Partners Limited. The Group’s interest is accounted for using the equity method in the consolidated financial statements. Summarised financial information of the joint venture, based on its IFRS financial statements are set out below:

Summarised Balance Sheet of Nuclear Management Partners Limited:

	2015 £m	2014 £m
Non-current assets	10	30
Current assets, including cash and cash equivalents of £4,635,000 (2014: £2,449,000)	8	8
Current liabilities	(6)	(5)
Non-current liabilities	–	(3)
Equity	12	30
Group’s carrying value of investment	4	11

Summarised Income Statement of Nuclear Management Partners Limited:

	2015 £m	2014 £m
Revenue	6	6
Cost of sales	(6)	(6)
Administrative expenses	(2)	(3)
Share of post tax results of associate	40	27
Profit before tax	38	24
Income tax expense	–	–
Profit for the year	38	24
Group’s share of profit for the year	14	9

PPP service concessions

Details of the PPP service concessions are as follows:

		Financial close	Equity stake	Concession period	Net equity invested
Transport	A13 Thames Gateway	2000	25%	30 years	–
	Incheon Bridge, Korea	2005	23%	30 years	£12m
Power	Petropower Energía Limitada, Chile	1998	85%	20 years	£53m

Interests in joint operations

The Group does not hold any individual material interests in joint operations in either the current or prior year.

Amec Foster Wheeler Annual report and accounts 2015	127

Notes to the consolidated accounts continued

14 Retirement benefit assets and liabilities

Defined benefit schemes

The Group operates a number of pension schemes for UK and overseas employees.

There are three principal defined benefit schemes. In the UK these are the AMEC Staff pension scheme, (which also has an associated Executive top-up scheme) and the Foster Wheeler Pension Plan and in the US, The Foster Wheeler Inc. Salaried Employees Pension Plan. The AMEC Staff and Executive pension schemes are closed to new members but remain open to further accrual. The Foster Wheeler Pension Plan is a hybrid benefit arrangement with distinct defined benefit and defined contribution sections. The defined benefit section is closed to new members and further accrual, but the defined contribution section remains open to further accrual. The Foster Wheeler Inc. Salaried Employees Pension Plan is also closed to new members and further accrual. Contributions by the Group into defined contribution schemes are disclosed in note 6.

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

The valuations used have been based on the final valuations of the AMEC Staff pension scheme and AMEC Executive pension scheme as at 31 March 2014. The Foster Wheeler Pension Plan’s most recent valuation took place as at 1 April 2013. These schemes have been updated by the schemes’ actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December 2015. The assets of the schemes are stated at their aggregate market value as at 31 December 2015.

The Foster Wheeler Inc. Salaried Employees Pension Plan provides pension benefits to certain full-time employees. Under the pension plan, retirement benefits are primarily a function of both years of service and level of compensation. The pension plan is closed to new members and further accrual.

Following an employee consultation exercise at the end of 2015, the Company has now confirmed its intention to close its UK Staff and Executive defined benefit pension schemes to future accrual from 1 April 2016 and replace them with a new defined contribution arrangement. Subject to obtaining the necessary Trustee approval, all legacy defined contribution plans in the UK will be merged into the new arrangement by 30 June 2016.

128	Amec Foster Wheeler Annual report and accounts 2015

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

The principal assumptions made by the actuaries are as follows:

	31 December 2015%	31 December 2014%	31 December 2013%
The AMEC Staff pension scheme and the AMEC Executive pension scheme
Rate of discount	3.9	3.6	4.6
Rate of inflation	3.0	3.0	3.3
Rate of increase in salaries	3.0	3.0	3.3
Rate of increase in pensions in payment (service before/after 1 January 2008)	2.8/1.9	2.9/2.0	3.2/2.2
The Foster Wheeler Pension Plan
Rate of discount	3.9	3.7	–
Rate of inflation	3.0	3.0	–
Rate of increase in salaries	2.0	1.9	–
Rate of increase in pensions in payment (service before/after 5 April 2005, nil before 6 April 1997)	2.0/1.5	1.1	–
The Foster Wheeler Inc. Salaried Employees Pension Plan
Rate of discount	3.9	3.6	–
Rate of inflation	2.3	2.5	–
Rate of increase in salaries	N/A	N/A	–
Rate of increase in pensions in payment	N/A	N/A	–

In addition the Group has a number of smaller overseas schemes. During the year the rate of discount ranged from 1.5% to 10.1% (2014: 1.8% to 9.0%; 2013: 4.8% to 4.9%). The rate of increase in salaries ranged from 1.9% to 8.0% (2014: 1.9% to 8.0%; 2013: 2.8%).

For the three principal defined benefit schemes, the assumed life expectancy is as follows:

	31 December 2015 Male years	31 December 2015 Female years	31 December 2014 Male years	31 December 2014 Female years	31 December 2013 Male years	31 December 2013 Female years
The AMEC Staff pension scheme and
the AMEC Executive pension scheme
Member aged 65 (current life expectancy)	22.4	24.6	22.5	24.6	22.9	24.4
Member aged 45 (life expectancy at 65)	24.1	26.5	24.2	26.5	24.7	26.3
The Foster Wheeler Pension Plan
Member aged 65 (current life expectancy)	23.4	23.2	23.5	23.2	N/A	N/A
Member aged 45 (life expectancy at 65)	25.1	25.1	25.3	25.1	N/A	N/A
The Foster Wheeler Inc. Salaried
Employees Pension Plan
Member aged 65 (current life expectancy)	21.1	23.1	21.6	23.7	N/A	N/A
Member aged 45 (life expectancy at 65)	23.2	25.2	23.2	25.4	N/A	N/A

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

Amec Foster Wheeler Annual report and accounts 2015	129

Notes to the consolidated accounts continued

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

The amounts recognised in the balance sheet are as follows:

	31 December 2015 £m	31 December 2014 £m	31 December 2013 £m
Retirement benefit assets	231	102	102
Retirement benefit liabilities	(168)	(188)	(62)
Retirement benefit net asset/(liability)	63	(86)	40

The retirement benefit net asset/(liability) is analysed as follows:

	31 December 2015 £m	31 December 2014 £m	31 December 2013 £m
The AMEC Staff and the AMEC Executive pension scheme	184	65	102
The Foster Wheeler Pension Plan	47	37	–
The Foster Wheeler Inc. Salaried Employees Pension Plan	(59)	(57)	–
Other smaller pension schemes	(109)	(131)	(62)
	63	(86)	40

The retirement benefit liabilities of £168m (2014: £188m; 2013: £62m) reflect primarily the deficits on the smaller overseas schemes.

The major categories of scheme assets as a percentage of total scheme assets are as follows:

	31 December 2015 per cent	31 December 2014 per cent	31 December 2013 per cent
Equities	34.6	35.4	41.3
Bonds (including gilts)	51.8	52.6	47.6
Property	8.7	8.4	8.8
Other	4.9	3.6	2.3
	100.0	100.0	100.0

The equities and bonds as listed above are predominantly quoted investments. There is a small investment in privately held pooled fund investments and the property/other investments are unquoted.

The amounts recognised in the income statement are as follows:

	2015 £m	2014 £m	2013 £m
Current service cost, past service cost and administrative expenses	36	33	33
Interest cost	104	84	72
Interest income	(102)	(86)	(73)
Total amount recognised in the income statement and included within staff costs (note 6)	38	31	32
Settlement gain	(3)	(3)	–
Total amount recognised in the income statement	35	28	32
The total amount is recognised in the income statement as follows:
Cost of sales	22	20	19
Administrative expenses	11	10	14
Net financing expense/(income)	2	(2)	(1)
Total amount recognised in the income statement	35	28	32

130	Amec Foster Wheeler Annual report and accounts 2015

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

Changes in the present value of the defined benefit liability are as follows:

	2015 £m	2014 £m	2013 £m
As at 1 January	2,931	1,743	1,652
Exchange and other movements	(1)	3	(14)
Acquired through business combinations	–	898	–
Current and past service cost	32	29	31
Interest cost	104	84	72
Plan participants’ contributions	11	12	12
Actuarial (gains)/charges arising from changes in financial assumptions and experience adjustments	(177)	278	58
Actuarial (gains)/charges arising from changes in demographic assumptions	(14)	(19)	7
Settlements	(31)	(12)	(4)
Benefits paid	(141)	(85)	(71)
Reclassifications	3	–	–
As at 31 December	2,717	2,931	1,743

The defined benefit obligation can be allocated to the plans’ participants as follows:

	2015%	2014%	2013%
Active plan participants	20.5	22.0	25.2
Deferred plan participants	28.4	31.3	33.8
Retirees	51.1	46.7	41.0
	100.0	100.0	100.0

The weighted average duration of the defined benefit obligation at the end of the reporting period is 16 years.

Changes in the fair value of scheme assets are as follows:

	2015 £m	2014 £m	2013 £m
As at 1 January	2,845	1,783	1,645
Exchange and other movements	–	3	(8)
Acquired through business combinations	–	826	–
Interest income	102	86	73
Actuarial (losses)/gains	(41)	201	105
Employer contributions	36	32	29
Plan participants’ contributions	11	12	12
Administrative expenses	(4)	(4)	(2)
Settlements	(28)	(9)	–
Benefits paid	(141)	(85)	(71)
As at 31 December	2,780	2,845	1,783

Amec Foster Wheeler Annual report and accounts 2015	131

Notes to the consolidated accounts continued

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

The movement in the scheme net asset/(liability) during the year is as follows:

	2015 £m	2014 £m	2013 £m
Scheme net (liability)/asset as at 1 January	(86)	40	(7)
Exchange and other movements	1	–	6
Acquired through business combinations	–	(72)	–
Total charge as per note 6	(38)	(31)	(32)
Employer contributions	36	32	29
Settlements	3	3	4
Actuarial gains/(losses) recognised in other comprehensive income	150	(58)	40
Reclassifications	(3)	–	–
Scheme net asset/(liability) as at 31 December	63	(86)	40

The impact on the defined benefit obligation of the principal pension schemes of changes in the most significant assumptions as at 31 December 2015 is shown below:

	The AMEC Staff and the AMEC Executive pension schemes £m	The Foster Wheeler Pension Plan £m	The Foster Wheeler Inc. Salaried Employees Pension Plan £m
Discount rate
-10 bps	(29)	(9)	(2)
+10 bps	29	9	2
Inflation
-10 bps	27	4	–
+10 bps	(27)	(4)	–
Salary increase
-10 bps	2	1	–
+10 bps	(2)	(1)	–
Mortality
+1 year	(53)	(12)	(9)
- 1 year	53	12	9

The sensitivity analysis above is based on a method that extrapolates the impact on the defined benefit obligation of reasonable changes in key assumptions occurring as at 31 December 2015.

The defined benefit obligations of the other benefit schemes are significantly lower than those of the principal defined benefit schemes. Sensitivity analysis of reasonable changes in the key assumptions as at 31 December did not indicate any significant changes to the defined benefit obligations of those schemes.

Expected benefit payments from the defined benefit plans in future years are as follows:

£m
Year 1	139
Year 2	142
Year 3	145
Year 4	147
Year 5	150
Next five years	793
1,516

The Group expects to contribute £36m to its defined benefit pension schemes in 2016. This includes special contributions of £6m.

132	Amec Foster Wheeler Annual report and accounts 2015

15 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Recognised deferred tax assets and liabilities

	Assets		Liabilities
	31 December 2015 £m	31 December 2014 £m	31 December 2015 £m	31 December 2014 £m
Property, plant and equipment	17	15	(10)	(9)
Intangible assets	4	14	(226)	(264)
Retirement benefits	43	67	(43)	(38)
Derivative financial instruments	2	–	(2)	(2)
Provisions	144	130	–	–
Employee share schemes	–	1	–	–
Other items	12	28	(29)	(37)
Tax losses carried forward	30	42	–	–
Tax credits carried forward	2	1	–	–
Deferred tax assets/(liabilities)	254	298	(310)	(350)
Offset of deferred tax assets and liabilities relating to income tax levied by the same taxation authority	(204)	(242)	204	242
Net deferred tax assets/(liabilities)	50	56	(106)	(108)

	As at 1 January 2015 £m	Exchange and other movements £m	Reclassifications £m	Recognised in income £m	Recognised in other comprehensive income £m	As at 31 December 2015 £m
Property, plant and equipment	6	–	–	1	–	7
Intangible assets	(250)	(6)	(1)	35	–	(222)
Retirement benefits	29	2	–	(5)	(26)	–
Derivative financial instruments	(2)	–	–	–	2	–
Provisions	130	1	–	12	1	144
Employee share schemes	1	–	–	(1)	–	–
Other items	(9)	1	1	(9)	(1)	(17)
Tax losses carried forward	42	(1)	(1)	(11)	1	30
Tax credits carried forward	1	–	1	–	–	2
	(52)	(3)	–	22	(23)	(56)

	As at 1 January 2014 £m	Exchange and other movements £m	Acquisitions £m	Recognised in income £m	Recognised in other comprehensive income £m	As at 31 December 2014 £m
Property, plant and equipment	13	–	(11)	4	–	6
Intangible assets	(33)	(3)	(222)	8	–	(250)
Retirement benefits	(12)	–	35	(5)	11	29
Derivative financial instruments	–	–	(2)	–	–	(2)
Provisions	46	2	84	(2)	–	130
Employee share schemes	3	–	–	(2)	–	1
Other items	(5)	–	(6)	2	–	(9)
Tax losses carried forward	3	–	28	11	–	42
Tax credits carried forward	–	–	–	1	–	1
	15	(1)	(94)	17	11	(52)

The deferred tax credit of £22m (2014: £17m) recognised in income consists of a credit of £22m (2014: £16m) relating to continuing operations and a £nil credit (2014: £1m) in respect of discontinued operations.

Amec Foster Wheeler Annual report and accounts 2015	133

Notes to the consolidated accounts continued

15 Deferred tax assets and liabilities continued

Factors affecting the tax charge in future years

There are a number of factors that may affect the Group’s future tax charge including the resolution of open issues with tax authorities, corporate acquisitions and disposals, the use of brought-forward losses and changes in tax legislation and tax rates.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31 December	31 December
	2015	2014
	£m	£m
Deductible temporary differences	322	326
Tax losses	128	121
	450	447

During the year the Group withdrew claims made to HM Revenue & Customs (HMRC) to offset German tax losses of approximately £79m against UK taxable profits. This follows a further change to HMRC’s view of the conditions that need to be satisfied for a valid claim, based on a ruling in the Court of Justice of the European Union. The point at issue concerns the date on which there is certainty that the losses could not be utilised in the country in which they originated. HMRC’s position was that it would be necessary to litigate in order to pursue the claims. As the net UK tax benefit of the claims was no more than £10m, the decision to withdraw the claim was taken on the basis that there was no longer clear legal precedent on the point at issue and the costs of pursuing the claim would be substantial, with no certainty of success.

As at 31 December 2015 the expiry dates of unrecognised deferred tax assets carried forward are as follows:

	Tax losses £m	Deductible temporary differences £m	Total £m
Expiring within 5 years	3	37	40
Expiring within 6-10 years	10	80	90
Expiring within 11-20 years	46	–	46
Unlimited	69	205	274
	128	322	450

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise these assets.

Unrecognised deferred tax liabilities

No deferred tax liability has been recognised in respect of £1,323m (2014: £1,440m) of unremitted earnings of subsidiaries and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is not probable that such differences will reverse in the foreseeable future.

The amount of unrecognised deferred tax liabilities in respect of these unremitted earnings is estimated to be £28m (2014: £29m).

16 Inventories

	31 December 2015 £m	31 December 2014 £m
Raw materials	13	14
	13	14

134	Amec Foster Wheeler Annual report and accounts 2015

17 Current trade and other receivables

	31 December 2015 £m	31 December 2014 (restated) £m
Amounts expected to be recovered within one year
Gross amounts due from customers	552	542
Trade receivables	717	758
Amounts owed by joint ventures	13	10
Other receivables	63	60
Prepayments and accrued income	72	76
Asbestos related insurance recovery debtor (note 21)	14	13
	1,431	1,459
Amounts expected to be recovered after more than one year
Gross amounts due from customers	2	–
Trade receivables	7	5
Amounts owed by joint ventures	1	1
Other receivables	14	4
	24	10
	1,455	1,469

Trade receivables expected to be recovered within one year include retentions of £34m (2014: £47m) relating to contracts in progress. Trade receivables expected to be recovered after more than one year include retentions of £7m (2014: £4m) net of £1m impairment (2014: £nil) relating to contracts in progress.

The aggregate amount of costs incurred plus recognised profits (less recognised losses) for all long-term contracts in progress for continuing businesses at the balance sheet date was £6,428m.

Trade receivables, amounts owed by joint ventures and other receivables are classified as loans and receivables.

18 Current trade and other payables

	31 December 2015 £m	31 December 2014 (restated) £m
Amounts expected to be settled within one year
Trade payables	584	543
Gross amounts due to customers	328	361
Other taxation and social security costs	50	42
Other payables	225	190
Accruals	198	235
	1,385	1,371
Amounts expected to be settled after more than one year
Trade payables	1	2
Gross amounts due to customers	5	5
Other taxation and social security costs	17	19
Other payables	47	40
Accruals	4	1
	74	67
	1,459	1,438

Gross amounts due to customers include advances received of £5m (2014: £nil).

Trade payables, other payables and accruals are classified as other financial liabilities.

Amec Foster Wheeler Annual report and accounts 2015	135

Notes to the consolidated accounts continued

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

At 31 December 2015, the Group had committed banking facilities of £1,768m (2014: £1,863m). This consists of a £27m project debt and a £377m multi-currency revolving facility that was taken out on 18 July 2012. The facility is committed for five years and is available for general corporate purposes. The Group has additional facilities totalling $2,010m (£1,363m). This comprises of the following:

► $830m (£563m) bridge facility maturing August 2016 with a further six month extension at the Company’s option

► $830m (£563m) term loan maturing in equal instalments in 2017, 2018 and 2019

► $350m (£237m) revolving credit facility maturing May 2016

As at 31 December 2015, £1,264m (2014: £1,267m) of the loans and facilities were utilised by way of debt and £62m (2014: £156m) was utilised by way of Letter of Credit. As at 31 December 2015, the undrawn portion of the Group’s committed facilities was £442m.

In November 2014, as part of the acquisition of Foster Wheeler AG, the Group issued 85 million of ordinary shares. This increased share capital by £42m and generated a share premium of £877m, which is recorded on the balance sheet within the merger reserve.

On 1 March 2016, the Group entered into a new syndicated facility comprising of three tranches; a three-year £650m term loan, a five-year £650m term loan and a five-year £400m revolving credit facility. This new facility replaces the company’s existing £377m revolving credit facility and the Foster Wheeler acquisition facility of $2.26bn.

Financial risk management

The principal financial risks to which the Group is exposed are: foreign currency exchange risk; funding and liquidity risk; counterparty credit risk; and interest rate risk. The board has approved policies for the management of these risks which are reviewed annually.

The Group’s treasury department manages funding, liquidity, credit risk and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board, most recently in December 2015. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

136	Amec Foster Wheeler Annual report and accounts 2015

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

A significant portion of the Group’s earnings is generated in non-Sterling currencies. Such overseas profits are translated into Sterling at the average exchange rate prevailing throughout the year. There is currently no hedging in place for profits generated in non-Sterling currencies but the impact on Group profits is monitored on an ongoing basis. In addition, the Group has various assets denominated in foreign currencies, principally US Dollars, Canadian Dollars and Euros. With the introduction of the acquisition facilities detailed above the Group hedges translation exposure, wherever possible, by matching the currency of its borrowing (either directly or via derivatives) to the currency of its net assets and future free cash flow. As a result, the Group has designated a series of derivatives and financial instruments as hedging instruments in net investment hedge relationships. In specific circumstances, for example the planned repatriation of foreign assets, the Group may from time to time enter into additional net investment hedges to manage foreign exchange risks. The Group applies hedge accounting in respect of transactions entered into to manage the cash flow exposures of its borrowings. Forward foreign exchange contracts and cross currency interest rate swap contracts are held to manage the cash flow exposures of a portion of borrowings denominated in foreign currencies and are designated as cash flow hedges.

Based on the Group’s net debt as at 31 December 2015, if Sterling were to weaken against all other currencies by 10%, the Group’s net debt would increase by £46m (2014: £44m). This represents a £130m increase in foreign currency borrowings (2014: £134m), a £50m increase in derivative assets designated as cash flow hedges of Group borrowings (2014: £47m) and a £34m increase in foreign currency cash and cash equivalents (2014: £43m).

If Sterling were to weaken against all other currencies by 10%, then the fair value of forward foreign exchange contracts and cross currency interest rate swaps, other than those designated as cash flow hedges of foreign currency borrowings, as at 31 December 2015 would decrease by £51m (2014: £57m).

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

	2015 Notional contract amount £m	2014 Notional contract amount £m	2015 Carrying amount and fair value £m	2014 Carrying amount and fair value £m
Non current assets – cash flow hedges of foreign currency borrowings	105	105	6	–
Total non current assets	105	105	6	–
Current assets – cash flow hedges of contracts in foreign currencies	57	15	1	–
Current assets – cash flow hedges of foreign currency borrowings	328	318	8	1
Total current assets	385	333	9	1
Current liabilities – cash flow hedges of contracts in foreign currencies	191	44	(9)	(1)
Total current liabilities	191	44	(9)	(1)
	681	482	6	–

Amec Foster Wheeler Annual report and accounts 2015	137

Notes to the consolidated accounts continued

19 Capital and financial risk management continued

There was no charge for ineffectiveness recognised in either 2015 or 2014. A net foreign exchange loss for the year of £2m was recognised in the hedging reserve as a result of fair value movements on derivative financial instruments designated as cash flow hedging instruments (£1m) and amounts recycled to the income statement in line with underlying cash flows (£1m).

Hedging of foreign currency exchange risk – fair value through income statement

Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. The notional contract amount, carrying amount and fair values of these forward contracts and swaps are as follows:

	2015 Notional contract amount £m	2014 Notional contract amount £m	2015 Carrying amount and fair value £m	2014 Carrying amount and fair value £m
Derivative financial instruments
Current assets	241	229	5	2
Current liabilities	388	422	(5)	(12)
	629	651	–	(10)

Hedging of foreign currency exchange risk – net investment hedges

The Group has forward foreign exchange contracts which have been designated as hedges of the net investments in core subsidiaries in Canada, the US and Europe. The notional contract amount, carrying amount and fair values of swaps designated as net investment hedges are as follows:

	2015 Notional contract amount £m	2014 Notional contract amount £m	2015 Carrying amount and fair value £m	2014 Carrying amount and fair value £m
Derivative financial instruments
Non current assets	105	105	12	2
Current assets	111	318	2	8
Current liabilities	168	–	(7)	–
	384	423	7	10

A net foreign exchange loss for the year of £3m (2014: £4m) was recognised in the translation reserve in respect of forward foreign exchange contracts, currency interest rate swaps and borrowings designated as net investment hedging instruments.

Other financial derivative assets and liabilities

The Group has other financial derivative assets of £nil (2014: £1m) and financial derivative liabilities of £4m (2014: £6m).

The following tables indicate the periods in which the cash flows associated with the derivative financial instruments are expected to occur and the periods in which they are expected to impact profit or loss:

					2015
	Carrying amount £m	Expected cash flows £m	12 months or less £m	1 to 2 years £m	2 to 5 years £m
Derivative financial instruments
Assets	34	948	726	12	210
Liabilities	(25)	963	739	16	208
	9	1,911	1,465	28	418

					2014
	Carrying amount £m	Expected cash flows £m	12 months or less £m	1 to 2 years £m	2 to 5 years £m
Derivative financial instruments
Assets	14	1,090	877	2	211
Liabilities	(19)	648	361	102	185
	(5)	1,738	1,238	104	396

138	Amec Foster Wheeler Annual report and accounts 2015

19 Capital and financial risk management continued

Funding and liquidity risk

The Group’s policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the Group’s budget and strategic plans. The Group will finance operations and growth from its existing cash resources and the £442m undrawn portion of the Group’s committed banking facilities as at 31 December 2015. The requirement to enter into additional external facilities has been kept under review during the year. This includes discussions with the Group’s main relationship banks to ensure additional bilateral lending capacity is available.

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

The maximum credit risk exposure on derivatives at 31 December 2015 was £35m, being the total net debit fair values per derivative counterparty on forward foreign exchange contracts, currency swaps and interest rate swaps. The Group performs a Credit Value Adjustment (CVA) and Debit Value Adjustment (DVA) analysis to establish the credit risk inherent in the closing derivative portfolio. As at 31 December 2015, the result of this adjustment has no impact on the Group’s income statement. In 2014, a similar analysis of a 60 basis point deterioration in the credit quality of the Group’s derivative counterparties had nil impact on the Group’s income statement. Credit risks arising from treasury activities are managed by a central treasury function in accordance with the board approved treasury policy. The objective of the policy is to diversify and minimise the Group’s exposure to credit risk from its treasury activities by ensuring that surplus funds are placed with a diversified range of 25 to 30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by the board and are based primarily on publicly available credit ratings of counterparties. Credit ratings are monitored continually by the Group treasury department.

The maximum credit risk exposure on cash and cash equivalents and bank deposits (more than three months) at 31 December 2015 was £363m (2014: £516m). The Group treasury department monitors counterparty exposure on a global basis to avoid an over-concentration of exposure to any one counterparty.

The credit risk associated with customers is considered as part of each tender review process and is addressed initially through contract payment terms. Where appropriate, payment security is sought. Credit control practices are applied thereafter during the project execution phase. A right to interest and suspension is normally sought in all contracts.

The ageing of trade receivables at the year-end was:

	Gross		Gross
	receivables	Impairment	receivables	Impairment
	31 December	31 December	31 December	31 December
	2015	2015	2014	2014
	£m	£m	£m	£m
Not past due	357	–	402	–
Past due 0 to 30 days	216	–	163	–
Past due 31 to 120 days	90	(3)	99	–
Past due 121 to 365 days	40	(18)	47	(6)
More than one year	88	(86)	100	(93)
	791	(107)	811	(99)

The above analysis excludes retentions relating to contracts in progress of £34m (2014: £47m) expected to be recovered within one year and £7m (2014: £4m) net of £1m impairment (2014: £nil) expected to be recovered after one year. Net receivables as at 31 December 2015 include £2m (2014: £7m) in respect of amounts overdue by more than one year.

Amec Foster Wheeler Annual report and accounts 2015	139

Notes to the consolidated accounts continued

19 Capital and financial risk management continued

Counterparty credit risk continued

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2015	2014
	£m	£m
As at 1 January	(99)	(16)
Exchange movements	(1)	–
Increase in impairment allowance	(23)	(86)
Decrease in impairment allowance	16	3
As at 31 December	(107)	(99)

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

The Group’s most significant customer in 2015 accounted for around 8% (2014: 8%) of continuing revenues, and around 2% (2014: 4%) of current trade and other receivables. The revenue was generated in both the Americas and AMEASE.

Interest rate risk

The £377m multi-currency revolving credit facility is subject to an interest rate of LIBOR plus a margin depending on leverage.

The $830m (£563m) bridge facility is subject to an interest rate of LIBOR plus a margin which increases over time.

The $830m (£563m) term loan is subject to an interest rate of LIBOR plus a margin depending on leverage.

The $350m (£237m) revolving credit facility is subject to an interest rate of LIBOR plus a margin.

The €35m (£26m) project debt is subject to an interest rate of EURIBOR plus a margin.

The Group is exposed to interest rate risk on cash and borrowings. Cash is viewed as temporary with any longer term surplus used to repay credit facilities.

When required the Group uses interest rate swaps and cross currency interest rate swaps to meet its objective of protecting borrowing costs within parameters set by the Board. The Group’s policy is to keep between 30% and 70% of its borrowings at fixed rates of interest. Movements in the fair value of interest rates swaps and cross currency interest rate swaps that are designated as cash flow hedges of the Group’s borrowings resulting from changes in market interest rates are recognised in other comprehensive income and accumulated in the hedging reserve with the fair value recorded in the balance sheet. At 31 December 2015, after taking into account the effect of interest rate swaps and cross currency interest rate swaps, approximately 28% of the Group’s borrowings are at a fixed rate of interest (2014: 23%). The year-end position was below the lower threshold due to the ongoing refinancing activity in 2015. This will be rectified in Q1 2016 following the completion of the refinancing activity.

Based on the Group’s gross borrowings as at 31 December 2015, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by £9m (2014: £9m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect.

140	Amec Foster Wheeler Annual report and accounts 2015

19 Capital and financial risk management continued

Interest rate risk – contractual maturity and effective interest rates

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature:

						2015
	Effective		Less than	1 to 2	2 to 5	Over
	interest rate	Total	1 year	years	years	5 years
	per cent	£m	£m	£m	£m	£m
Bank deposits
(more than three months)	0.47	23	14	4	5	–
Cash and cash equivalents (excluding bank overdrafts)	3.00	340	340	–	–	–
Bank loans	3.28	(1,264)	(679)	(192)	(386)	(7)
Finance leases	6.84	(59)	(4)	(18)	(24)	(13)
Derivatives classified as bank loans	–	14	8	–	6	–
		(946)	(321)	(206)	(399)	(20)

						2014
	Effective		Less than	1 to 2	2 to 5	Over
	interest rate	Total	1 year	years	years	5 years
	per cent	£m	£m	£m	£m	£m
Bank deposits
(more than three months)	0.80	21	18	2	1	–
Cash and cash equivalents (excluding bank overdrafts)	1.24	495	495	–	–	–
Fees capitalised against bank facilities	–	9	5	2	2	–
Bank loans	1.49	(1,267)	(706)	(5)	(545)	(11)
Finance leases	6.54	(61)	(9)	(9)	(26)	(17)
		(803)	(197)	(10)	(568)	(28)

Interest payments of £16m are expected to be paid within one year, £15m between one and two years, £16m between two and five years and £nil over five years.

Group borrowing

The Group had no overdrafts as at the end of 2015 or 2014. The bank loans are denominated in Sterling and US Dollars (2014: Sterling and US Dollars).

All covenants attached to borrowings have been complied with throughout the current and prior years.

Fair values

Fair values are determined using observable market prices (level 2 as defined by IFRS 13 ‘Fair Value Measurement’) as follows:

►	The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate

►	The fair value of interest rate swaps and cross currency interest rate swaps are estimated by discounting estimated future cash flows based on the terms and maturity of each contract and using market rates

All derivative fair values are verified by comparison to valuations provided by the derivative counterparty banks. There are no material credit valuation adjustments (CVA) or debit valuation adjustments (DVA) required on the derivatives outstanding at 31 December 2015.

Amec Foster Wheeler Annual report and accounts 2015	141

Notes to the consolidated accounts continued

20 Other non-current receivables and payables

Other non-current receivables

		2014
	2015	(restated)
	£m	£m
Asbestos related insurance recovery debtor (note 21)	104	108
Indemnities receivable	16	13
Insurance receivables	4	4
Lease incentives	17	28
Other non-current receivables	4	14
	145	167

Other non-current payables

		2014
	2015	(restated)
	£m	£m
Deferred consideration on acquisition	–	2
Unfavourable leases	84	65
Lease incentives	8	7
Other payables	20	26
Other post employment benefits	9	11
	121	111

21 Provisions

			Obligations
	Asbestos-	Project and	relating to	Property
	related	environmental	disposed	related
	litigation	litigation	businesses	provisions	Other	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2015 (restated)	400	217	86	19	34	756
Exchange and other movements	18	6	(1)	1	(2)	22
Reclassification	1	(3)	2	2	(2)	–
Transfer out to trade payables	–	(47)	–	(2)	2	(47)
Utilised	(35)	(22)	(2)	(4)	(1)	(64)
Provided	1	10	12	3	7	33
Released	(9)	(7)	(19)	–	(3)	(38)
Change in discount rate	(5)	–	–	–	–	(5)
Unwinding of discount	7	–	–	–	–	7
As at 31 December 2015	378	154	78	19	35	664

The balance as at 1 January 2015 has been restated following the finalisation of the purchase price allocation of the Foster Wheeler acquisition.

142	Amec Foster Wheeler Annual report and accounts 2015

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

Asbestos-related liabilities and assets recognised on the Group’s balance sheet were as follows:

			2015			2014
	US	UK	Total	US	UK	Total
	£m	£m	£m	£m	£m	£m
Asbestos-related provision
Gross provision	432	56	488	454	57	511
Effect of discounting	(74)	–	(74)	(76)	–	(76)
Net provision[1]	358	56	414	378	57	435
Insurance recoveries
Gross recoveries	(68)	(54)	(122)	(71)	(54)	(125)
Effect of discounting	4	–	4	4	–	4
Net recoveries	(64)	(54)	(118)	(67)	(54)	(121)
Net asbestos-related liabilities	294	2	296	311	3	314

1	The net asbestos provision of £414m (2014: £435m) is made up of £378m included in provisions (2014: £400m) and £36m (2014: £35m) in respect of asbestos provisions included in trade and other payables.

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

Amec Foster Wheeler Annual report and accounts 2015	143

Notes to the consolidated accounts continued

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

As at 31 December 2015, there were two significant ongoing disputes. Both of these disputes involve Foster Wheeler and were ongoing at the acquisition date. Accordingly, in measuring Foster Wheeler’s identifiable assets and liabilities at the acquisition date, management established provisions in respect of these disputes and made appropriate reductions to the carrying amount of the related receivables.

Power Plant Arbitration – US

Foster Wheeler has been involved in arbitration arising from its role in the construction of a power plant in West Virginia, US. Foster Wheeler contracted with its client, Longview Power LLC (‘Longview’), the owner of the power plant, to supply the steam generation equipment. Separate contracts existed between Longview and Siemens Energy, Inc. (‘Siemens’) for the supply of the turbine, electricity generator and other plant equipment and with Kvaerner North American Construction Inc. (Kvaerner) for the erection of the plant.

Beginning in 2011, various claims and counterclaims were made between Foster Wheeler, Kvaerner, Siemens and Longview. In February 2014, Foster Wheeler reached a partial settlement with Longview. In December 2014, various settlement agreements were entered into involving the parties, leaving the claims between Foster Wheeler and Kvaerner the only claims to be resolved. Kvaerner’s total claims against Foster Wheeler amounted to approximately US$190m in relation to compensation for alleged delays, disruptions, inefficiencies and extra work associated with the construction of the plant allegedly caused by Foster Wheeler’s performance under its steam generation equipment supply contract. Foster Wheeler claimed approximately US$26m from Kvaerner in relation to claims for extra work, delays, scope disputes, and improperly assessed delay liquidated damages, as well as the cost to perform certain ongoing rehabilitation work on the steam generation equipment due to erection failures by Kvaerner. Pursuant to the settlement agreements reached in December 2014, Foster Wheeler and Kvaerner exchanged parent guarantees, securing their respective claims against each other. Foster Wheeler’s parent guarantee was capped at US$58m. The arbitration hearing of the dispute between Foster Wheeler and Kvaerner, conducted by the American Arbitration Association, occurred in early 2015. In October 2015, the three-arbitrator tribunal rejected Foster Wheeler’s claims in their entirety and awarded Kvaerner US$74m, including interest and arbitration costs. Kvaerner commenced an action in New York state court to confirm the award. We opposed the action, seeking an order to vacate the award in whole or in part on various grounds. In early March 2016, the parties settled their dispute. We are to pay Kvaerner US$70m in full and final settlement of the claims. The parties will exchange releases and the court action will be dismissed.

Refinery Project Arbitration – India

In November 2012, Foster Wheeler commenced arbitration in India against its client seeking collection of unpaid invoices arising from services performed on a reimbursable basis in connection with the construction of an oil refinery plant in north-eastern India. Our client rejected the claims and has submitted counterclaims totalling approximately 70 billion Indian rupees (approximately £740m) for damages, including claims for revenue loss and loss of tax benefits due to delay in the execution of the project. Our client has also withheld payment of our invoices on account of delay liquidated damages.

We strongly dispute our client’s claims. Any liability for delay liquidated damages is capped under the contract at a specified percentage of the contract value, currently equivalent to approximately £12m, an amount already retained by our client. Moreover, the contract also excludes liability for special damages and consequential damages, including lost profits or product, and contains an overall cap on liability for claims in the aggregate of up to a specified percentage of the contract value, currently equivalent to approximately £29m.

144	Amec Foster Wheeler Annual report and accounts 2015

21 Provisions continued

Refinery Project Arbitration – India continued

An arbitration panel was formed in 2013 and divided the parties’ claims and counterclaims into two tracks. A number of hearings were held on the Track 1 claims during 2014. A first partial award was made to Amec Foster Wheeler in March 2014, but our client has petitioned the Delhi court for its annulment, which petition is still pending. In September 2015, the panel issued a further partial award on the Track 1 claims, awarding Amec Foster Wheeler approximately £54m on its invoice claims and dismissing our client’s counterclaim allocated to the Track 1 proceedings. In February 2016, our client petitioned the Delhi court to set aside this award as well. The petition is pending.

The hearing on the Track 2 claims, which include our client’s main counterclaims, was held in February 2015. The panel’s decision on these remaining claims is likewise pending. Limited further proceedings in the arbitration remain pending with respect to continuing invoice claim amounts in the Track 1 proceedings as well as for interest and the costs of arbitration. We will continue to defend strenuously the claims made by our client and pursue the collection of unpaid invoices and enforcement of the awards made in our favour. As the project is nearing completion but still remained in execution as of the end of 2015, the unpaid amount that we are seeking to collect has increased to the equivalent of approximately £56m and may increase further should our client continue to withhold amounts from our invoices. Management have made appropriate allowances against these receivables.

Environmental risks

Certain of the jurisdictions in which the Group operates, in particular the US and the EU, have environmental laws under which current and past owners or operators of property may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law and whether the operator or owner knew of, or was responsible for, the presence of such substances. Largely as a consequence of the acquisition of Foster Wheeler, the Group currently owns and operates, or owned and operated, industrial facilities. It is likely that, as a result of the Group’s current or former operations, hazardous substances have affected the property on which those facilities are or were situated. The Group have also received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation. As at 31 December 2015, the Group held provisions totalling £44m (2014: £33m ) for the estimated future environmental clean-up costs in relation to industrial facilities that it no longer operates. Whilst the timing of the related cash flows is typically uncertain, the Group expects that certain of its remediation obligations may continue for up to 60 years.

Indemnities and retained obligations

As described in note 26, the Group agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. As at 31 December 2015, we recognised indemnity provisions totalling £78m (2014: £86m). Indemnity provisions principally relate to the indemnification of the purchasers of SPIE in 2006, and the Built Environment and other peripheral businesses that were sold in 2007. During 2015, the Group recognised additional indemnity provisions of £12m in relation to businesses sold in previous years and released provisions of £19m that were no longer required following settlement of the underlying issues.

Property-related provisions

Property-related provisions related to dilapidations of leasehold buildings.

Other provisions

Other provisions include £7m (2014: £2m) in respect of the Group’s legal and constructive obligations to fund loss-making joint ventures and to meet its share of certain of their obligations, and insurance provisions of £28m (2014: £28m) relating to the potential liabilities in the Group’s captive insurance entity and provisions in relation to risks associated with insurance claims. These potential liabilities and risks relate predominantly to industrial disease of former employees. These are expected to unwind over the next 20 years.

Amec Foster Wheeler Annual report and accounts 2015	145

Notes to the consolidated accounts continued

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

The movement in issued share capital during the year was as follows:

	Number	£m
As at 1 January 2014	303,822,854	152
Issued during the year	85,052,989	42
As at 31 December 2014	388,875,843	194
Issued during the year	4,255,970	3
As at 31 December 2015	393,131,813	197

Reserves

As at 1 January 2015, there were 5,431,314 shares held in treasury (2014: 6,186,965), during the year 2,273,004 shares were transferred to share scheme participants (2014: 755,651) leaving a balance held in treasury as at 31 December 2015 of 3,158,310 (2014: 5,431,314). £35m (2014: £57m) has been deducted from equity in respect of these shares.

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

Under the new Long-Term Incentive Plan, annual awards are made to directors and selected senior employees of nil-cost options or restricted shares. Below board level awards are split between a performance based element (half of which is based on a total shareholder return related performance condition and the other half on an earnings per share related performance condition) and a non-performance element. Awards are made in the form of nil-cost options other than in certain countries where they are made in the form of restricted shares. Awards to Executive Directors are as described in the Directors’ remuneration report on pages 67 to 80.

Under the Performance Share Plan, annual awards were made to directors and selected senior employees of restricted shares that are subject to both market and non-market based conditions calculated over a three-year period.

Under the Restricted Share Plan, awards were made to selected employees as restricted shares which vest in full after three years provided the employee has remained in continuous employment.

Prior to the acquisition, Foster Wheeler’s Compensation and Executive Development Committee administered the Foster Wheeler AG Omnibus Incentive Plan for Foster Wheeler’s employees, non-employee directors and third-party service providers.

Under the terms of the Implementation Agreement, equivalent awards of AMEC shares were granted by AMEC in replacement of Foster Wheeler awards and the terms of those replacement awards are equivalent in all material respects to the terms of the Foster Wheeler Omnibus Plan. All employees of Foster Wheeler and its subsidiaries and/or affiliates, its non-employee directors, and certain of its third-party service providers were eligible to participate in the Foster Wheeler Omnibus Plan. As at the date of acquisition, only Foster Wheeler options, Foster Wheeler RSUs and Foster Wheeler PRSUs were outstanding under the Foster Wheeler Omnibus Plan.

The share-based payment arrangements operated by the Group are predominantly equity settled and, other than in defined good leaver circumstances, require participants to be still in employment with the Group at the time of vesting.

Our current practice is to satisfy awards vesting or options being exercised under the executive plans with market-purchased shares held in the Amec Foster Wheeler Employee Share Trust and to satisfy Sharesave options being exercised by the transfer of shares held in treasury.

146	Amec Foster Wheeler Annual report and accounts 2015

22 Share capital and reserves continued

Share-based payments continued

The number and weighted average exercise price of share options under the Savings-related Share Option Scheme are as follows:

	Weighted average exercise price 2015 pence	Number of options 2015	Weighted average exercise price 2014 pence	Number of options 2014
Outstanding on 1 January	819	7,711,995	794	6,691,883
Lapsed/cancelled	850	(1,920,215)	822	(777,995)
Exercised	675	(2,295,911)	777	(765,267)
Granted	683	4,674,510	874	2,563,374
Outstanding on 31 December	775	8,170,379	819	7,711,995
Exercisable on 31 December	863	373,627	902	200,948

Options were exercised on a regular basis during the year and the average share price for the year was 780 pence (2014: 1,102 pence).

Options outstanding on 31 December 2015 have weighted average remaining contractual lives as follows:

	Weighted average remaining contractual life 2015 years	Number of options 2015	Weighted average remaining contractual life 2014 years	Number of options 2014
600.00 pence to 699.99 pence	3.0	3,965,570	–	2,391,513
700.00 pence to 799.99 pence	2.0	467,796	–	–
800.00 pence to 899.99 pence	1.3	2,710,501	1.1	3,807,935
Over 900.00 pence	–	1,026,512	0.2	1,512,547
		8,170,379		7,711,995

The numbers of shares held under the Performance Share Plan and Restricted Share Plan are as follows:

	Number of shares 2015	Number of shares 2014
As at 1 January	6,717,237	4,194,248
Lapsed	(1,361,021)	(1,110,559)
Vested	(1,674,001)	(250,328)
Granted	2,510,707	3,883,876
As at 31 December	6,192,922	6,717,237

Amec Foster Wheeler Annual report and accounts 2015	147

Notes to the consolidated accounts continued

22 Share capital and reserves continued

Share-based payments continued

The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or preceding years, the pricing models used and inputs (on a weighted average basis where appropriate) into those models are as follows:

	Savings-related Share Option Scheme (Black-Scholes model)			Long-Term Incentive Plan (Monte Carlo model)	Performance Share Plan (Monte Carlo model)		Restricted Share Plan (Monte Carlo model)		Foster Wheeler Omnibus plan
	2015	2014	2013	2015	2014	2013	2014	2013	2014
Weighted average fair value at measurement date	149p	198p	217p	789p	1,006p	948p	949p	960p	1,027p
Weighted average share price at measurement date	769p	1,014p	1,061p	938p	1,105p	1,060p	1,082p	1,070p	1,081p
Exercise price	683p	874p	866p	n/a	n/a	n/a	n/a	n/a	n/a
Expected share price volatility	28%	27%	27%	27%	26%	28%	n/a	n/a	n/a
Option life	3.3	3.3	3.3	2.7	3.1	2.8	2.7	2.7	n/a
	years	years	years	years	years	years	years	years
Expected dividend yield	3.6%	3.5%	4.0%	n/a	n/a	n/a	3.5%	3.0%	3.5%
Risk-free interest rate	1.2%	1.0%	1.0%	n/a	n/a	n/a	n/a	n/a	n/a
Comparator share price volatility	n/a	n/a	n/a	32%	32%	33%	n/a	n/a	n/a
Correlation between two companies in comparator group	n/a	n/a	n/a	40%	50%	50%	n/a	n/a	n/a

The expected share price volatility is based on the historical volatility of the company’s share price.

The performance conditions attaching to the new Long-Term Incentive Plan and the Performance Share Plan involve a comparison of the total shareholder return of the company with that of its comparators and achievement of targeted earnings per share growth. The former is a market based test and as such is incorporated into the grant date fair value of the award. There are no performance conditions attached to the Restricted Share Plan.

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

Dividends

The directors are proposing a final dividend in respect of the financial year ended 31 December 2015 of 14.2 pence per share, which will absorb an estimated £54m of equity. Subject to approval, it will be paid on 4 July 2016 to shareholders on the register of members on 27 May 2016. This dividend has not been provided for and there are no income tax consequences for the company. This final dividend together with the interim dividend of 14.8 pence (2014: 14.8 pence; 2013: 13.5 pence) per share results in a total dividend for the year of 29.0 pence per share (2014: 43.3 pence; 2013: 42.0 pence).

Dividend cover for 2015 is 2.3 times (2014: 1.8 times) based on adjusted diluted EPS from continuing operations.

As announced in November 2015, it is the current intention of the Board that ordinary dividends in 2016 will be approximately half that declared in 2014, with approximately one-third paid at the interim, and two-thirds as a final dividend.

	2015 £m	2014 £m	2013 £m
Dividends charged to reserves and paid
Interim dividend in respect of 2014 of 14.8 pence (2014: interim dividend in respect of 2013 of 13.5 pence; 2013: interim dividend in respect of 2012 of 11.7 pence) per share	56	40	36
Final dividend in respect of 2014 of 28.5 pence (2014: final dividend in respect of 2013 of 28.5 pence; 2013: final dividend in respect of 2013 of 24.8 pence) per share	111	84	72
	167	124	108

The amount waived by trustees of the Employee Share Trust in respect of the interim and final dividends was £1m (2014: £1m; 2013: £1m).

148	Amec Foster Wheeler Annual report and accounts 2015

23 Analysis of net (debt)/cash

	As at 1 January 2015 £m	Cash flow £m	Exchange and other non-cash movements £m	As at 31 December 2015 £m
Cash at bank and in hand	377	(46)	(24)	307
Bank deposits (less than three months)	118	(85)	–	33
Cash and cash equivalents (excluding bank overdrafts)	495	(131)	(24)	340
Bank overdrafts	–	–	–	–
Cash and cash equivalents	495	(131)	(24)	340
Bank deposits (more than three months)	21	2	–	23
Bank loans	(1,267)	64	(61)	(1,264)
Fees capitalised against bank facilities	9	3	(12)	–
Finance leases	(61)	11	(9)	(59)
Derivatives classified as net debt	–	(12)	26	14
Net debt as at the end of the year	(803)	(63)	(80)	(946)

	As at 1 January 2014 £m	Acquisition £m	Cash flow £m	Exchange and other non-cash movements £m	As at 31 December 2014 £m
Cash at bank and in hand	153	239	(9)	(6)	377
Bank deposits (less than three months)	79	29	10	–	118
Cash and cash equivalents (excluding bank overdrafts)	232	268	1	(6)	495
Bank overdrafts	(9)	–	9	–	–
Cash and cash equivalents	223	268	10	(6)	495
Bank deposits (more than three months)	18	–	3	–	21
Bank loans	(120)	(39)	(1,102)	(6)	(1,267)
Fees capitalised against bank facilities	–	–	13	(4)	9
Finance leases	–	(32)	4	(33)	(61)
Net cash/(debt) as at the end of the year	121	197	(1,072)	(49)	(803)

The fair value of bank loans is £1,264m (2014: £1,268m) compared to a carrying value of £1,264m (2014: £1,267m). The fair value of finance leases is £59m (2014: £66m) compared to a carrying value of £59m (2014: £61m).

Cash and cash equivalents as at 31 December 2015 includes £47m (2014: £60m) that is held in countries from which prior approval is required to transfer funds abroad. There are restrictions on the use of £9m (2014: £7m) of cash held on behalf of joint venture arrangements and £17m (2014: £28m) held on behalf of customers and collateral against bank guarantees. In addition, there are restrictions on the use of a further £16m (2014: £16m) of cash and cash equivalents in respect of commitments of the Group’s captive insurance subsidiary to certain insurers.

Amec Foster Wheeler Annual report and accounts 2015	149

Notes to the consolidated accounts continued

24 Acquisitions and disposals

Acquisitions in 2015

On 5 October 2015, the Group acquired the remaining 49.9% shareholding in KROMAV Engenharia Ltda, a company incorporated in Brazil for a consideration of £3m. As a result of the transaction, the non-controlling interest released was £1m resulting in a charge of £4m recognised in the consolidated statement of changes in equity.

Mandatory purchase of minority Foster Wheeler shareholders

On 19 January 2015, Amec Foster Wheeler plc completed the squeeze-out merger under Swiss law (the ‘Squeeze-Out Merger’) of Foster Wheeler AG (‘Foster Wheeler’) through its wholly owned subsidiaries AMEC International Investments BV and A-FW International Investments GmbH.

All remaining Foster Wheeler shareholders received, for each Foster Wheeler share held, a combination of $16.00 in cash and either (i) 0.8998 Amec Foster Wheeler shares, if the shareholder’s address on the books and records of Foster Wheeler was outside the United States or (ii) 0.8998 Amec Foster Wheeler American depositary shares (‘ADSs’), if the shareholder’s address on the books and records of Foster Wheeler was in the United States.

The cash portion of the consideration was increased by $0.225 for each Amec Foster Wheeler share or Amec Foster Wheeler ADS received, in lieu of the Amec Foster Wheeler dividend of £0.148 (announced on 7 August 2014). This was calculated by converting the dividend amount to US$ (at the European Central Bank’s 5 January 2015 exchange rate of $1.5223 per £1.00).

In aggregate, Amec Foster Wheeler paid as consideration in the Squeeze-Out Merger £51m ($77m) in cash and issued 4,255,970 Amec Foster Wheeler shares.

The purchase consideration was allocated as follows:

Recognised value £m
Assets acquired	–
Liabilities assumed	–
Net identifiable assets and liabilities	–
Amount recognised in the consolidated statement of changes in equity	75
Non-controlling interest acquired	10
85
Consideration
Shares issued	34
Cash paid on completion	51
85

Acquisitions in 2014
Foster Wheeler
Background

On 6 October 2014, the Group launched a public tender offer to acquire the entire issued share capital of Foster Wheeler AG, the ultimate parent company of Foster Wheeler. Pursuant to the tender offer, which closed on 13 November 2014 (the acquisition date), the Group acquired 95.3 per cent of the issued share capital of Foster Wheeler AG.

Consideration payable for the interests in Foster Wheeler acquired by the Group amounted to £1,915m (measured at fair value at the acquisition date), of which £979m was settled in cash, £919m was settled by the issue of ordinary shares and ADSs and £17m was settled by the grant of replacement share options and awards to Foster Wheeler employees.

Due to the relatively short period of time that elapsed between the acquisition date and the completion of the 2014 financial statements, management had not finalised its assessment of the fair values at the acquisition date of certain of Foster Wheeler’s property, plant and equipment, equity-accounted investments, and property-related, legal and environmental obligations and a provisional allocation was reported in the 2014 financial statements. The fair value assessment was completed during 2015.

150	Amec Foster Wheeler Annual report and accounts 2015

24 Acquisitions and disposals continued

Acquisitions in 2014 continued

The purchase consideration has been allocated as follows:

£m
Identifiable assets acquired
Property, plant and equipment	111
Identifiable intangible assets	742
Interests in joint ventures	73
Current tax receivable	13
Deferred tax assets	27
Inventories	11
Trade and other receivables	751
– Gross contractual amounts receivable	818
– Allowance for doubtful debts	(67)
Derivative financial instruments	(12)
Cash and cash equivalents	265
Liabilities assumed
Bank loans	(39)
Finance lease obligations	(32)
Trade and other payables	(856)
Current tax	(65)
Retirement benefit liabilities	(72)
Deferred tax liabilities	(113)
Provisions	(592)
Net identifiable assets acquired	212
Non-controlling interests	(23)
Goodwill	1,726
Consideration	1,915

Non-controlling interests in Foster Wheeler were measured at their proportionate share of Foster Wheeler’s identifiable assets and liabilities at the acquisition date.

Goodwill of £1,726m has been recognised on the acquisition of Foster Wheeler. Management considers that the goodwill is attributable to the future strategic growth opportunities arising from the acquisition, Foster Wheeler’s highly skilled, customer-oriented and collaborative assembled workforce, the significant cost synergies that are expected to result from the integration of Foster Wheeler with the Group’s existing operations, and the potential for tax synergies. None of the goodwill is expected to be deductible for tax purposes.

Acquisition-related costs relating to the acquisition of Foster Wheeler totalling £33m were recognised within administrative expenses during 2014 .

In the period from its acquisition to 31 December 2014, Foster Wheeler contributed £274m to the Group’s revenue and £1m to the Group’s trading profit. After amortisation, exceptional items and net asbestos related items, Foster Wheeler generated a loss of £44m in the period from acquisition to 31 December 2014.

Management estimated that if Foster Wheeler had been acquired on 1 January 2014, the Group’s revenue for the year would have been £1,814m higher than reported at £5,800m. Management was unable to estimate reliably what the Group’s profit or loss for the year would have been on this basis, principally because it is not practicable to retrospectively apply the significant purchase accounting adjustments that were made to the carrying amounts of the assets and liabilities of Foster Wheeler at its acquisition date and the tax effects of those adjustments.

Changes to the provisional fair value allocation

As discussed above, during 2015 management completed its assessment of the fair values of Foster Wheeler’s assets and liabilities as at the acquisition date resulting in the recognition of an additional goodwill of $245m. The most significant updates were as follows:

Amec Foster Wheeler Annual report and accounts 2015	151

Notes to the consolidated accounts continued

24 Acquisitions and disposals continued

Acquisitions in 2014 continued

Longview

As previously disclosed, during 2015, the arbitration panel awarded Kvaerner approximately $74m (approximately £48m) in respect of the arbitration with Kvaerner North American Construction Inc arising from GPG’s role in the construction of the Longview power plant in West Virginia, US in 2011. As the contract was complete prior to the acquisition, this award has been fully reflected in the purchase price allocation.

Refinery project arbitration – India

As disclosed in the 2014 financial statements, Foster Wheeler commenced arbitration in India against its client seeking collection of unpaid invoices in connection with the construction of an oil refinery plant in north-eastern India. Its client rejected the claim and submitted significant counterclaims. The provisional purchase price allocation included an allowance against the outstanding debts but, due to the ongoing risks and the passage of time, a further charge of £16m has been made. This represents full provision against the outstanding receivables.

Other project litigation

A provision of £33m has been established against costs expected to be disallowed and a potential alleged breach of warranty claim in respect of design work undertaken on a design, build and construct project based in the Southern US.

Management has performed a detailed review of the contracts in the GPG business and made provisions for defect rectification and damages claims totalling £19m across a number of contracts.

A number of smaller provisions (totalling £21m) have been established against specific contact risks.

Receivables and payables

Provision has been made against receivables and unbilled work in progress on a number of contracts (including £10m on one contract) that were outstanding as at the acquisition date and remained uncollected at the end of the hindsight period.

Provision has also been made against an employment tax risk associated with a permanent establishment overseas.

Uncertain tax positions

Management has reviewed the ongoing tax positions of Foster Wheeler and increased the provisions for uncertain tax positions in a number of jurisdictions. The most significant increases withholding tax on potential deemed distributions.

Property, plant and equipment

The carrying value of property, plant and equipment has been reviewed resulting in a £9m write down of two properties to their expected market value.

Deferred tax

Deferred tax liabilities reduced by £23m. This movement includes a potential tax liability on the future unwind of an overseas branch, as well as the deferred tax impact of the additional adjustments to the purchase price offset by the impact of the finalisation of the intangible asset allocation. The recognition of deferred tax on the purchase price allocation is restricted as a result of uncertainty over future profits and capacity constraints.

Restatement

In addition to the above, the acquisition balance sheet as presented on page 151 has been restated to present liabilities of £65m in respect of onerous leases within trade and other payables. These liabilities had previously been presented within provisions. As part of the finalisation of the acquisition accounting, the acquired intangible assets have been allocated to the relevant jurisdictions resulting in a foreign exchange movement between the acquisition date and 31 December 2014. This is reflected in the restated consolidated statement of changes in equity for 2014.

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

Due to the relatively short period of time that had elapsed between the acquisition date and completion of the 2014 financial statements, management had not yet finalised its assessment of the fair values at the acquisition date of 15 December 2014 at the time that the 2014 financial statements were completed. The fair value assessment was completed during 2015, with only minor adjustments to the provisional assessment.

Goodwill of £35m has been recognised on the acquisition which management considers is principally attributable to its skilled workforce which did not meet the criteria for recognition as an intangible asset at the date of acquisition. This specialist expertise will complement Amec Foster Wheeler’s existing project delivery capability across the lifecycle of a project.

152	Amec Foster Wheeler Annual report and accounts 2015

24 Acquisitions and disposals continued

Acquisitions in 2014 continued

Summary of financial effect

Purchase consideration was provisionally allocated as follows:

£m
Intangible assets	31
Tangible assets	1
Trade and other receivables	7
Cash and cash equivalents	3
Trade and other payables	(3)
Deferred tax liability	(6)
Net identifiable assets and liabilities	33
Goodwill on acquisition	35
68
Consideration
Cash – paid on completion	67
– deferred	1
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

Purchase consideration was allocated as follows:

£m
Intangible assets	6
Trade and other receivables	6
Trade and other payables	(2)
Net identifiable assets and liabilities	10
Goodwill	12
Consideration	22

Amec Foster Wheeler Annual report and accounts 2015	153

Notes to the consolidated accounts continued

25 Commitments

Operating lease commitments

The total obligations under non-cancellable operating lease rentals for continuing operations are as follows:

	31 December 2015 £m	31 December 2014 £m
In one year or less	86	99
Between one and five years	224	249
Over five years	75	124
	385	472

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

	2015		2014
	Minimum payments £m	Present value of payments £m	Minimum payments £m	Present value of payments £m
In one year or less	6	4	12	9
Between one and five years	49	42	47	35
Over five years	15	13	20	17
Total minimum lease payments	70	59	79	61
Less amounts representing finance charges	(11)	–	(18)	–
Present value of minimum lease payments	59	59	61	61

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

Guarantees

The Group has guaranteed certain performance obligations in respect of a refinery/electric power generation plant located in Chile in which we hold a non-controlling interest.

154	Amec Foster Wheeler Annual report and accounts 2015

26 Contingent liabilities continued

Mount Polley

The Mount Polley mine is owned and operated by Mount Polley Mining Corporation, a subsidiary of Imperial Metals Corporation, and is located near the town of Likely, British Columbia, Canada. On 4 August 2014, a tailings pond facility at the mine failed releasing large quantities of water and mine tailings into the local environment. The dam was in the process of being raised at the time of the failure. One of our subsidiaries, along with other parties, had various design and quality assurance responsibilities associated with the expansion of this facility. Our subsidiary was providing engineering services at the time of the breach, but did not perform the original design.

An Independent Review Panel issued a report on 30 January 2015 concluding that the cause of failure was shearing along a zone containing a weak soil layer along with other contributory factors. On December 17, 2015, the Chief Inspector of Mines for B.C. issued a report that for the most part agrees with the conclusions of the Independent Review Panel. At this time, litigation has been threatened by the Owner of the Mine and its parent company, Imperial Metals Corporation, but no litigation has yet been commenced against the Group. Management’s opinion is that its employees performed in a professional manner consistent with the standard of care for a competent engineer on a project of this nature. In addition, the contract between our subsidiary and Mount Polley Mining Corporation contains limitations of liability provisions that exclude claims for consequential damages and limit the subsidiary’s liability to the amount of professional fees charged, which were less than CDN$1m.

Amec Foster Wheeler is taking external legal advice on this matter. In light of both internal and external advice, and given the early stages of this matter, it is considered possible but not probable that there will be an outflow in respect of this issue.

Tax planning

The Group undertakes tax planning which is compliant with current legislation and accepted practice. Recent changes to the tax environment, including the OECD’s project around Base Erosion and Profit Shifting have brought into question the legitimacy of tax planning previously undertaken by multinational entities. There have been several recent high profile tax cases against tax authorities and large groups. The European Commission has opened formal investigations to examine whether decisions by the tax authorities in certain European countries comply with European Union rules. We are monitoring the outcome of these cases in order to understand whether there is any risk to the Group. Based on the Group’s current assessment of such issues, it is too early to speculate on any areas of challenge and potential liabilities, and as a result, it is not currently considered probable that there will be an outflow in respect of these issues.

27 Related party transactions

During 2015 there were a number of transactions with the senior management group, joint venture entities and subsidiary companies.

Transactions with the senior management group

Following the acquisition of Foster Wheeler in late 2014, the senior management group now consists of Amec Foster Wheeler plc board members and the presidents of the Americas, Northern Europe and CIS, Asia Middle East, Africa and Southern Europe, and the Global Power Group.

The senior management group and relatives controlled 0.7% of the voting rights of the company as at 31 December 2015.

In addition to their salaries, the company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Performance Share Plan. The company also contributes to a defined benefit plan on behalf of certain executive directors. Details of their compensation are as follows:

	2015 £m	2014 £m
Short-term employee benefits	5	5
Pension costs	–	–
Equity-settled share-based payments	–	1
	5	6

Amec Foster Wheeler Annual report and accounts 2015	155

Notes to the consolidated accounts continued

27 Related party transactions continued

Transactions and related balances outstanding with joint ventures

The transactions and related balances outstanding with joint venture entities are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December
	2015 £m	2014 (restated) £m	2015 £m	2014 (restated) £m
Services received	1	–	–	–
Services rendered	28	29	12	12
Provision of finance	–	9	17	25

The 2014 restatement reflects changes to classifications of related party transactions.

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

The Group will be exempting the following companies from an audit in 2015 under Section 479A of the Companies Act 2006, all of which are fully consolidated in these accounts:

Amec Foster Wheeler Finance Asia Limited (Registered number: 6205760)

AMEC Hedge Co 1 Limited (Registered number: 07870120)

AMEC Kazakhstan Holdings Limited (Registered number: 4530056)

Amec Foster Wheeler Property and Overseas Investments Limited (Registered number: 1580678)

AMEC USA Finance Limited (Registered number: 5299446)

AMEC USA Holdings Limited (Registered number: 4041261)

AMEC USA Limited (Registered number: 4044800)

AMEC Wind Developments Limited (Registered number: 8781332)

Ard Ghaoth Wind Farm Limited (Registered number: 7625013)

Auld Clay Wind Farm Limited (Registered number: 7285550)

Castlecary Wind Farm Limited (Registered number: 7611293)

Hilton Wind Farm Limited (Registered number: 7767187)

PI Energy & Emissions Limited (Registered number: SC209704)

Sandiway Solutions (No 3) Limited (Registered number: 5318249)

Sigma Financial Facilities Limited (Registered number: 3863449)

28 Post balance sheet events

Refinancing

On 1 March 2016 the Group completed a refinancing of its main debt facilities by entering into a new facility with a syndicate of 20 banks. The new facility, which has three tranches – a three-year £650m term loan, a five-year £650m term loan and a five-year £400m revolving credit facility – replaces the company’s existing revolving credit facility and the Foster Wheeler acquisition facility.

Longview

In early March 2016, the Group settled its dispute with Kvaerner as described in note 24. We have agreed to pay Kvaerner $70m in full and final settlement of the claims.

156	Amec Foster Wheeler Annual report and accounts 2015

Company balance sheet
As at 31 December 2015

	Note	2015 £m	2014 £m
Fixed assets
Intangible assets	2	33	31
Tangible assets	3	1	1
Investment in subsidiaries	4	4,219	4,480
		4,253	4,512
Current assets
Debtors: including amounts falling due after one year of £1,310 m (2014: £1,102 m)	5	1,378	1,149
Cash at bank and in hand		41	93
		1,419	1,242
Current liabilities
Creditors: amounts falling due within one year	6	(1,661)	(2,026)
Net current liabilities		(242)	(784)
Total assets less current liabilities		4,011	3,728
Creditors: amounts falling due after one year	7	(2,091)	(1,324)
Net assets		1,920	2,404

Capital and reserves
Called up share capital	8, 9	197	194
Share premium account	9	133	101
Capital redemption reserve	9	34	34
Merger reserve	9	540	877
Profit and loss account	9	1,016	1,198
Equity shareholders’ funds		1,920	2,404

The accounts on pages 157 to 165 were approved by the board of directors on 10 March 2016 and were signed on its behalf by:

Ian McHoul

Chief Financial Officer and interim CEO

Amec Foster Wheeler Annual report and accounts 2015	157

Company statement of changes in equity

For the year ended 31 December 2015

	Share capital £m	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
As at 1 January 2015 (restated)	194	101	877	34	1,198	2,404
Loss for the year	–	–	–	–	(368)	(368)
Total comprehensive income for the year	–	–	–	–	(368)	(368)
Transfer of losses from the retained earnings to the merger reserve	–	–	(337)	–	337	–
Dividend	–	–	–	–	(167)	(167)
Equity-settled share-based payments	–	–	–	–	1	1
Utilisation of treasury shares	–	–	–	–	15	15
Shares issued	3	32	–	–	–	35
As at 31 December 2015	197	133	540	34	1,016	1,920

For the year ended 31 December 2014
	Share capital £m	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
As at 1 January 2014	152	101	–	34	1,294	1,581
Loss for the year	–	–	–	–	(3)	(3)
Total comprehensive income for the year	–	–	–	–	(3)	(3)
Dividend	–	–	–	–	(124)	(124)
Equity-settled share-based payments	–	–	–	–	25	25
Utilisation of treasury shares	–	–	–	–	6	6
Shares issued	42	877	–	–	–	919
Transfer to merger reserve	–	(877)	877	–	–	–
As at 31 December 2014 (restated)	194	101	877	34	1,198	2,404

158	Amec Foster Wheeler Annual report and accounts 2015

Notes to the company accounts

1 Accounting policies

Basis of preparation

The accounts have been prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101) and under the historical cost convention, except that derivative financial instruments are stated at fair value, in accordance with applicable accounting standards and the Companies Act 2006.

The company has not presented its own profit and loss account, as permitted by Section 408 of the Companies Act 2006.

The results of Amec Foster Wheeler plc are included in the consolidated accounts of Amec Foster Wheeler plc which are available from Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ.

The accounts are presented in Sterling, rounded to the nearest million.

As the acquisition of Foster Wheeler AG in November 2014 resulted in the Group securing more than 90% of Foster Wheeler’s issued share capital, the acquisition qualifies for merger relief under section 612 of the Companies Act 2006 from crediting the share premium account. As a result the balance sheet at 31 December 2014 has been restated to present the excess of the nominal value of the shares issued of £877m, as a merger reserve.

The company has transitioned to FRS 101 from previously issued UK Generally Accepted Accounting Practice for all periods presented. Transition tables showing all material adjustments are disclosed in note 12. The accounting policies which follow set out those policies which apply in preparing the financial statements for the year ended 31 December 2015.

The company has taken advantage of the following disclosure exemptions under FRS 101:

►	the requirements of paragraphs 45(b) and 46-52 of IFRS 2 ‘Share-based Payment’ (details of the number and weighted-average exercise prices of share options, and how the fair value of services received was determined)

►	the requirements of IFRS 7 ‘Financial Instruments: Disclosures’

►	the requirements of paragraphs 91-99 of IFRS 13 ‘Fair Value Measurement’

►	the requirement in paragraph 38 of IAS 1 ‘Presentation of Financial Statements’ to present comparative information in respect of:

	–	paragraph 79(a)(iv) of IAS 1

	–	paragraph 73(e) of IAS 16 ‘Property, Plant and Equipment’

	–	paragraph 118(e) of IAS 38 ‘Intangible Assets’

►	the requirements of the following paragraphs of IAS 1 ‘Presentation of Financial Statements’:

	–	10(d) (statement of cashflows)

	–	10(f) (a statement of financial position as at the beginning of the preceding period when an entity applies an accounting policy retrospectively or makes a retrospective statement of items in its financial statements, or when it reclassifies items in its financial statements)

	–	16 (statement of compliance with all IFRSs)

	–	38A (requirement for minimum of two primary statements, including cash flow statements)

	–	38B-D (additional comparative information)

	–	40A-D (requirements for a third statement of financial position)

	–	111 (cash flow statement information)

	–	134-136 (capital management disclosures

►	the requirements of IAS 7 ‘Statement of Cash Flows’

►	the requirements of paragraphs 30 and 31 of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)

►	the requirements of paragraph 17 of IAS 24 ‘Related Party Disclosures’ (key management compensation)

►	the requirements in IAS 24 ‘Related Party Disclosures’ to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member

Amec Foster Wheeler Annual report and accounts 2015	159

Notes to the company accounts continued

1 Accounting policies continued

The preparation of accounts in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

Amec Foster Wheeler believe some of these policies require a high level of judgement, and the most critical accounting policies and significant areas of judgement and estimation arise from:

Impairment of investments in subsidiaries.

Determining whether the company’s investments in subsidiaries have been impaired requires estimations of the investments’ values in use. The value in use calculations require the entity to estimate the future cash flows expected to arise from the investments and suitable discount rates in order to calculate present values. The carrying amount of investments in subsidiaries at the balance sheet date was £4,219m (2014: £4,480m) with an impairment loss of £351m recognised in 2015 (2014: £nil).

Dividend income

Dividend income is recognised when the right to receive payment is established.

Financial instruments

Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instrument and is as described in note 1 to the consolidated financial statements.

Foreign currencies

Transactions in a currency other than Sterling are translated to Sterling at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the balance sheet date and exchange differences are taken to the profit and loss account in the year. Non-monetary assets and liabilities are measured in terms of historical cost and are translated using the exchange rate at the date of the transaction.

Intangible assets

Intangible assets are measured at cost less accumulated amortisation and impairment losses.

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, from the date they are available for use. The estimated useful lives of intangible assets held at 31 December 2015 are as follows:

Software	Three to seven years

Interest

Interest is recognised in profit or loss on an accruals basis using the effective interest method.

Investments

Investments are stated at cost less impairment losses. Where equity-settled share-based payments are granted to the employees of subsidiary companies, the fair value of the award is treated as a capital contribution by the company and the investments in subsidiaries are adjusted to reflect this capital contribution.

Pensions

The company participates in the Amec Staff and Executive defined benefit pension schemes. The assets of these schemes are held separately from those of the company. As there is no contractual agreement or stated policy for charging the net defined benefit cost to individual Group entities, the company has recognised a cost equal to the contributions payable to the schemes in respect of the accounting period.

Details of the defined benefit schemes can be found in note 14 of the consolidated accounts.

Contributions to the defined contribution schemes are recognised in profit or loss in the period in which they become payable.

Tangible assets

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses.

Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. The estimated useful lives as at 31 December 2015 are as follows:

Plant and equipment	Three to five years

160	Amec Foster Wheeler Annual report and accounts 2015

1 Accounting policies continued

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

Taxation

The charge for taxation is based on the results for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all temporary differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by IAS 12 ‘Income Taxes’.

2 Intangible assets

Software
£m
Cost
As at 1 January 2015	41
Additions	9
As at 31 December 2015	50
Amortisation
As at 1 January 2015	10
Provided during the year	7
As at 31 December 2015	17
Net book value
As at 31 December 2015	33
As at 1 January 2015	31

3 Tangible assets

Plant and
equipment
£m
Cost
As at 1 January 2015	4
Additions	–
As at 31 December 2015	4
Depreciation
As at 1 January 2015	3
Provided during the year	–
As at 31 December 2015	3
Net book value
As at 31 December 2015	1
As at 1 January 2015	1

Amec Foster Wheeler Annual report and accounts 2015	161

Notes to the company accounts continued

4 Investments (non-current)

		Amounts	Total
	Shares in	owed by	investment in
	subsidiaries	subsidiaries	subsidiaries
	£m	£m	£m
Cost
As at 1 January 2015	4,062	464	4,526
Additions	90	–	90
As at 31 December 2015	4,152	464	4,616
Provisions
As at 1 January 2015	46	–	46
Additions	351	–	351
As at 31 December 2015	397	–	397
Net book value
As at 31 December 2015	3,755	464	4,219
As at 1 January 2015	4,016	464	4,480

Group companies are listed on pages 194 to 201.

5 Debtors

	31 December	31 December
	2015	2014
	£m	£m
Debtors: amounts falling due within one year
Amounts owed by subsidiaries	6	5
Derivative financial instruments	33	13
Corporation tax	21	24
Prepayments and accrued income	8	5
	68	47
Debtors: amounts falling due after one year
Derivative financial instruments	19	2
Amounts owed by subsidiaries	1,291	1,100
	1,378	1,149

The deferred tax balance is analysed as follows:

	31 December	31 December
	2015	2014
	£m	£m
Difference between accumulated depreciation and capital allowances	(1)	(1)
Tax losses	1	–
Share-based schemes	–	1
	–	–

In his budget speech on 8 July 2015, the UK Chancellor of the Exchequer announced reductions in the rate of UK corporation tax from 20% to 19% on 1 April 2017 and 18% on 1 April 2020.

As at 31 December 2015, the reductions in the rate of corporation tax to 19% and 18% had been substantively enacted.

162	Amec Foster Wheeler Annual report and accounts 2015

6 Creditors: amounts falling due within one year

	31 December	31 December
	2015	2014
	£m	£m
Bank overdrafts	12	8
Bank and other loans	673	693
Trade creditors	42	37
Derivative financial instruments	33	12
Amounts owed to subsidiaries	901	1,276
	1,661	2,026

The company has committed banking facilities of £1,741m (2014: £1,826m). This consists of a £377m multi-currency revolving facility that was taken out on 18 July 2012. The facility is committed for five years and is available for general corporate purposes. In addition on 13 February 2014 the company entered into acquisition facilities totalling $2,260m (£1,449m). This comprises of the following:

►	$830m (£563m) bridge facility which matures 5 August 2016 with a further six month extension at the company’s option

►	$830m (£563m) term loan maturing in equal instalments in 2017, 2018 and 2019

►	$350m (£237m) revolving credit facility maturing May 2016

As at 31 December 2015, £1,236m (2014: £1,230m) of the loans and facilities were utilised by way of debt and £62m (2014: £159m) was utilised by way of Letter of Credit.

On 1 March 2016, the Company entered into a new syndicated facility comprising of three tranches; a three-year £650m term loan, a five-year £650m term loan and a five-year £400m revolving credit facility. The new facility replaces the Company’s existing £377m revolving credit facility and the Foster Wheeler acquistion facility of $2.26bn.

7 Creditors: amounts falling due after one year

	31 December	31 December
	2015	2014
	£m	£m
Amounts owed to subsidiaries	1,509	794
Bank and other loans	563	528
Derivative financial instruments	19	2
	2,091	1,324

8 Share capital

The share capital of the company comprises ordinary shares of 50 pence each. All the ordinary shares rank pari passu in all respects. To the company’s knowledge and belief, there are no restrictions on the transfer of shares in the company or on voting rights between holders of shares.

	31 December	31 December
	2015	2014
	£m	£m
Allotted, called up and fully paid ordinary shares of 50 pence each	197	194

The movement in issued share capital during the year was as follows:

	Number	£m
As at 1 January 2015	388,875,843	194
Shares issued	4,255,970	3
As at 31 December 2015	393,131,813	197

Share-based payment

Details of share-based payment schemes operated by the company are provided in note 22 to the consolidated accounts.

Amec Foster Wheeler Annual report and accounts 2015	163

Notes to the company accounts continued

9 Reserves

Movements in reserves are shown in the company statement of changes in equity on page 158.

Details of dividends approved by the company and paid during the year are disclosed in note 22 to the consolidated accounts.

During 2012 Amec Foster Wheeler plc generated a significant profit from an internal restructuring. This becomes distributable as qualifying consideration is passed to Amec Foster Wheeler plc. As at 31 December 2015, £564m of reserves are considered to be distributable.

The company’s loss for the year in 2015 was £368m.

10 Contingent liabilities

Guarantees and indemnities

Guarantees given by the company in respect of borrowings of subsidiaries amounted to £nil as at 31 December 2015 (2014: £nil).

In addition, the company is party to cross-guarantee arrangements relating to overdrafts for certain Group companies. The maximum gross exposure as at 31 December 2015 was £79m (2014: £94m).

The company will guarantee the debts and liabilities of the following UK subsidiaries in accordance with Section 479C of the Companies Act 2006:

Amec Foster Wheeler Finance Asia Limited (Registered number: 6205760)

Amec Foster Wheeler Property And Overseas Investments Limited (Registered number: 1580678)

AMEC Hedge Co 1 Limited (Registered number: 07870120)

AMEC Kazakhstan Holdings Limited (Registered number: 4530056)

AMEC USA Finance Limited (Registered number: 5299446)

AMEC USA Holdings Limited (Registered number: 4041261)

AMEC USA Limited (Registered number: 4044800)

AMEC Wind Developments Limited (Registered number: 8781332)

Ard Ghaoth Wind Farm Limited (Registered number: 7625013)

Auld Clay Wind Farm Limited (Registered number: 7285550)

Castlecary Wind Farm Limited (Registered number: 7611293)

Hilton Wind Farm Limited (Registered number: 7767187)

PI Energy Emissions Limited (Registered number: SC209704)

Sandiway Solutions (No 3) Limited (Registered number: 5318249)

Sigma Financial Facilities Limited (Registered number: 3863449)

The company has assessed the probability of loss under these guarantees as remote.

164	Amec Foster Wheeler Annual report and accounts 2015

11 Related party transactions

During the year the only related party transactions for which disclosure is required under IAS 24 ‘Related Party Disclosures’ were with the senior management group. As allowed by IAS 24 transactions with wholly owned subsidiary undertakings are not disclosed.

Transactions with the senior management group

The senior management group of the company consists of Amec Foster Wheeler plc board members.

The senior management group of the company and their immediate relatives controlled 0.65% of the voting rights of the company as at 31 December 2015.

Details of directors’ remuneration are provided in the Directors’ remuneration report on pages 67 to 80.

12 Transition to FRS 101

For all years up to the year ended 31 December 2014, the company prepared its accounts in accordance with previously issued United Kingdom generally accepted accounting practice (UK GAAP). For the year ended 31 December 2015, the company has transitioned to FRS 101.

In preparing these accounts, the company has started from an opening balance sheet as at 1 January 2014, the company’s date of transition to FRS 101, and made those changes in accounting policies and other restatements required for the first-time adoption of FRS 101. This note explains the principal adjustments made by the company in restating its balance sheet as at 1 January 2014 prepared under previously issued UK GAAP and its previously published UK GAAP accounts for the year ended 31 December 2014.

On transition to FRS 101, the company has applied the requirements of paragraphs 6-33 of IFRS 1 ‘First time adoption of International Financial Reporting Standards’.

Restatements required on transition from UK GAAP to FRS 101

Reclassification of software assets

Previously under UK GAAP, software development costs were capitalised as tangible assets. Under FRS 101, these costs meet the criteria for capitalisation as intangible assets under IAS 38 ‘Intangible Assets’ and as such have been reclassified from tangible assets to intangible assets in the balance sheets as at 1 January 2014 (£26m) and 31 December 2014 (£31m).

Amec Foster Wheeler Annual report and accounts 2015	165

History and development

Details of incorporation

Amec Foster Wheeler plc is a public limited company that is incorporated in England and Wales with the registered number 01675285.

The Company’s registered office is situated at Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, UK.

The Company operates under English law.

The Company’s agent in the US is CT Corporation, whose contact address is 111 Eighth Avenue, New York, New York 10011, US.

Origins

Amec Foster Wheeler plc (previously AMEC plc) was formed in 1982, when Fairclough Construction merged with William Press Group. The Matthew Hall Group of Companies was acquired in 1988. As a business, we can trace our history back over 150 years to the origins of these predecessor companies.

Subsequent transformation

In recent years, the Group’s activities have been transformed by exiting from civil construction and becoming a consultancy, engineering and project management business. We have achieved this transformation through a combination of organic growth, acquisitions and divestment of non-core activities.

►	In 2000, we acquired AGRA Inc., a North American environmental, engineering and construction services company and Ogden Environmental and Energy Services Co. Inc., a US environmental consulting company.

►	In 2005, we acquired Paragon Engineering Services, Inc., a Houston-based oil and gas engineering services company and NNC Holdings Limited, a UK nuclear consultancy and engineering business.

►	In 2007, we sold our UK-based civil construction businesses.

►	In 2008, we acquired Geomatrix Consultants, Inc., a California-based technical consulting and engineering firm; Rider Hunt International Limited, a project services company to the oil, gas, chemical, energy and process industries; and Bower Damberger Rolseth Engineering Limited.

►	In 2008, we sold our wind developments business.

►	In 2009, we acquired GRD Limited, an engineering and project delivery company based in Perth, Australia, specialising in the design, procurement and construction of mineral projects.

►	In 2010, we acquired Entec Holdings Limited, a UK-based environmental and engineering consultancy company.

►	In 2011, we acquired MACTEC Inc., a US engineering and environmental services company; and QED International Limited, or qedi, an oil and gas completions and commissioning services company.
►	In 2012, we acquired Energy, Safety and Risk Consultants (UK) Limited, or ESRC, a UK-based nuclear technical services business Unidel Group Pty Limited, or Unidel, a consulting, engineering and technical services company serving Australia’s energy, resources and infrastructure sectors and a 50% stake in Kromav Engenharia Ltda, or KROMAV, a participant in the Brazilian oil and gas market, with an option to acquire the outstanding 50% stake.

►	In 2013, we acquired Automated Engineering Services Corp., a US design engineering nuclear services firm which provides support to existing nuclear utilities.

►	In 2014, we acquired Scopus Group (Holdings) Limited (Scopus). Headquartered in Aberdeen, UK, with bases in international oil and gas hubs, Scopus has around 200 employees who provide specialist engineering services to the global oil and gas, petrochemical and nuclear industries.

Between 1997 and 2006, we bought and sold interests in SPIE, which provided electrical engineering, communications services and specialist activities in the energy and rail industries, predominantly in France.

In November 2014, the Company acquired control of Foster Wheeler AG, a leading international engineering, construction and project management contractor and power equipment supplier, by way of a public tender offer. Foster Wheeler AG was a Swiss-registered company that was listed on NASDAQ in the US. At 31 December 2014, the Company owned, through a wholly-owned subsidiary, 95.3% of the issued share capital of Foster Wheeler AG. At the time of the acquisition, Foster Wheeler had around 12,000 employees and operated in over 30 countries through two business groups.

Developments during 2015

During January 2015, the Company acquired the remaining shares in Foster Wheeler AG by way of a ‘squeeze-out merger’ conducted under Swiss law and Foster Wheeler AG merged with and into one of the Company’s wholly-owned subsidiaries.

In October 2015, we exercised our right to acquire the remaining 50% stake in Kromav Engenharia Ltda.

In December 2015, we exercised our right to acquire the remaining 40% stake in S2V Consulting Pty Ltd, a company incorporated in Australia and providing specialised consulting services to our oil and gas customers including upstream/ midstream, subsea and pipelines, onshore/offshore and production and processing. During December 2015, we also sold our interest in Project Management Holdings Limited, a company incorporated in Ireland and providing engineering, architecture, and project management and construction services internationally.

166	Amec Foster Wheeler Annual report and accounts 2015

Risk factors

We describe below those risks and uncertainties that we consider to be significant because their outcome may have a material adverse effect on the Group’s business, financial condition, results of operations or cash flows. We have not listed these risks and uncertainties in any particular order of priority. Other risks and uncertainties that are currently unknown to us, or that are known but not currently considered by us to be significant, could become apparent to us or change and therefore may ultimately have such material adverse effects.

Adverse global economic conditions or other macro-economic developments in the geographic regions and markets in which we operate.

We expect to derive the largest share of our revenue from the oil & gas market with a broad exposure from upstream to downstream. Over recent years the oil & gas industry has faced a number of challenges, including continuing pressure on consumer demand, costs and oil & gas prices. As a result of the continuing nature of these challenges, many oil & gas companies have reduced, and may reduce further, their capital expenditure in response to market and investor pressure.

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

We expect to derive the majority of our revenue from the combination of Europe, the US and Canada and will be exposed to the impact of global and local economic conditions affecting these regions. We may, therefore, be adversely affected if economic conditions in these regions deteriorate or become more uncertain.

Adverse or volatile economic conditions may also impact liquidity and the availability of credit to our customers, as well as the demands of investors for greater returns in these markets, each of which may in turn influence customer spending on capital investment and/or asset maintenance and may result in delays or cancellation of projects.

If we are unable to successfully anticipate changing economic and political conditions affecting the jurisdictions and markets in which we operate, we may be unable to effectively plan for or respond to those changes.

Risks associated with operating in emerging markets.

We conduct a portion of our operations in emerging markets. Going forward, we expect that our operations will be more heavily focused in the Middle East, as well as in other emerging markets, such as Latin America and parts of Asia. Our operations in these markets are exposed to risks that may not be encountered in countries with more well-established economic and political systems, which include, to a greater or lesser extent, changes in governmental regulations, trade restrictions and laws, tariffs and other barriers, the potential for nationalisation of enterprises or government policies favouring local production, renegotiation or nullification of existing agreements, fluctuations in interest rates and currency exchange rates, the introduction of exchange controls and other restrictions by foreign governments, timeliness of client payments, differing protections for intellectual property and enforcement thereof and divergent environmental laws and regulations.

Continuing political and social unrest in the Middle East has had, and may continue to have, a negative impact on existing and future opportunities in the region.

Changes in commodity prices may adversely impact demand for our services.

As a general matter, commodity prices are volatile and are influenced by a number of external factors, including the supply of and demand for commodities, speculative activities by market participants, global political and economic conditions, the levels of production in major commodity-producing countries and the costs of exploring for, developing, producing and delivering the commodities. In particular, fluctuations in commodity prices related to the oil & gas, metals, mining and minerals industries may adversely impact our business since they may adversely affect customer spending on capital investment and asset maintenance and may result in delays or cancellation of projects.

The reduction in oil prices has adversely impacted investment in both oil and gas production by driving international oil companies to focus on ways in which they can be more capital efficient and this may continue if oil prices remain low. For example, such companies may choose to reduce overall levels of upstream capital expenditure and look at options to improve the efficiency of operating expenditure. Fluctuations in the price of metals and minerals, such as gold and copper, have also impacted mining customer spending.

Such declines in the levels of customer spending as a result of a reduction in commodity prices could negatively impact our operations. Any delay, deferral or size reduction in our customers’ projects may restrict the opportunities available to us for organic growth and the achievement of our targets.

Amec Foster Wheeler Annual report and accounts 2015	167

Risk factors continued

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

An impairment loss is recognised if the carrying value of the asset is not supported by net present value of the cash flows expected to be derived from it. Whilst an impairment loss does not in itself affect cash flows, it may be an indication that future cash flows will decline. Moreover, any significant impairment in the carrying value of goodwill may indicate an associated impairment in the related investment held by the parent company. No assurance can be given that any such future impairment loss in the parent company would not affect the Company’s distributable reserves and, therefore, our ability to pay dividends to our shareholders.

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

168	Amec Foster Wheeler Annual report and accounts 2015

Lump sum contracts are more subject to unanticipated modifications, technical problems and delays.

Lump sum contracts carry different risks than reimbursable contracts because the selling price of the project is agreed based on estimates at the time the contractor enters into the contract and the contractor assumes a greater proportion of the risks associated with completing the project. In particular, in the EPC contracts in which we engage, the contractor often assumes the risk of variations from original contract projections due to engineering design changes or project modifications that the contractor has to make after submitting its tender. There may also be unanticipated technical problems with the equipment being supplied or developed by the contractor, changes in the costs of components, materials or labour, difficulties in obtaining required governmental permits or approvals, changes in labour conditions and other unexpected delays or costs. We may incur a loss on contracts that are subject to these amendments if we are unable to obtain a variation of the contract, or are not sufficiently reimbursed for the costs incurred as a result of these changes or modifications.

We may lose key management or face difficulty in attracting and retaining appropriately skilled personnel.

Our future success is dependent on our ability to attract and retain key management and suitably qualified people to execute our projects. Despite the change in market conditions in some of the markets in which we operate, there is still a scarcity of resources for certain key positions and ongoing competition for suitably qualified and experienced personnel from other companies and organisations.

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

We are subject to numerous laws, regulations and policies concerning the protection of health, safety and the environment, such as those concerning the use and production of waste and by-products considered to be hazardous under the environmental laws and regulations of the jurisdictions in which we operate, including nuclear and other low-level radioactive materials, the remediation of environmental contamination, waste water and waste disposal or that otherwise relate to environmental protection. Failure to comply with such laws, regulations and policies could potentially lead to reputational damage, fines, litigation and claims for compensation, which can be substantial. Such failure may also result in the withdrawal or suspension of licences and permits or we may be forced to undertake extensive remedial clean-up action or to pay for government-ordered remedial clean-up actions, even in cases where such hazards have been caused by third parties.

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

Amec Foster Wheeler Annual report and accounts 2015	169

Risk factors continued

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

Failure or security breaches of our IT systems and/or data security may result in losses.

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

Many of the countries in which we operate have anti-corruption laws and regulations that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favourable government action. We are subject to these laws and regulations, including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010. Additionally, economic sanctions programmes, including those administered by the United Nations, the EU and the US Office of Foreign Asset Control, restrict our business dealings with certain sanctioned countries. Many of these regulations and sanctions programmes establish record-keeping obligations.

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

170	Amec Foster Wheeler Annual report and accounts 2015

Funding risks in relation to defined benefit pension schemes.

We operate a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases (for those plans that are not frozen), discount rate, inflation, investment return and member longevity. We expect to continue to operate these schemes, although the most significant schemes are now closed. Based on our current assumptions, we expect that we will be able to fund these pension schemes without seeking recourse to additional external financing. Actual outcomes could, however, differ from our assumptions. For example, a prolonged period of lower than expected asset returns and/ or unexpected increases in longevity could create or worsen a funding shortfall on one or more of the schemes, in which circumstances we may agree or be required to make additional cash contributions to the schemes to eliminate the funding shortfall. If significant, such additional contributions may constrain our ability to invest in acquisitions or undertake capital expenditure, thereby adversely impacting our growth and profitability.

If the actual number and/or cost to the Group of resolving asbestos-related claims is higher than expected, there may be an adverse effect on our cash flows and our results to the extent that the additional cost is not covered by insurance, or expected insurance recoveries are not, in fact, realised.

Certain of the company’s subsidiaries have been named as defendants in numerous lawsuits and out-of-court administrative claims in which the plaintiffs claim damages for alleged bodily injury or death arising from exposure to asbestos primarily in connection with asbestos placed by others on steam generating units and auxiliary equipment assembled, installed and/or sold, by those subsidiaries. In the US, certain former Foster Wheeler subsidiaries have received claims alleging personal injuries due to contracting work performed by them and more rarely from exposure to asbestos-containing components installed in their steam generating units and auxiliary equipment. We expect that these subsidiaries will be named as defendants in additional and/or similar suits and that new claims will be filed in the future. Whilst some of these claims have been and are expected to be made in the UK, the overwhelming majority have been and are expected to be made in the US.

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

It is possible that the actual number of future claims brought against us and the cost of resolving pending and future claims could be substantially higher than expected due to a number of factors, which include:

►	an increase in the rate at which new claims are filed and increases in the number of new claimants

►	adverse changes in the mix of diseases alleged to be suffered by the claimants
►	adverse changes in the mix of claimants making allegations

►	increases in indemnity payments or defence costs associated with asbestos-related claims

►	decreases in the proportion of claims dismissed with zero indemnity payments

►	indemnity payments being required to be made sooner than expected

►	adverse fluctuations in the discount rate (eg, the 30-year US Treasury rate) used to discount the provision for asbestos-related claims and related insurance recoveries

►	adverse changes to forecasting, estimation or valuation assumptions or methodologies (whether related to potential liabilities, claims and/or associated costs)

►	payment of damages in amounts greater than expected

►	adverse changes in legislative or judicial standards governing the filing, handling or resolution of asbestos-related claims

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

We may face risks arising out of our ongoing portfolio review. In particular, we may be unable to find purchasers for assets or businesses to be disposed, and we may not be able to meet the targets associated with our disposal programme. Activities arising from the ongoing portfolio review and any subsequent disposals will require additional time of key management, as well as additional financial resources. To the extent that we are unable to proceed with the portfolio review and any disposals on the basis or the time frame we expect, or further management or financial resources are required to carry out those activities, it may have a negative impact on the Group.

Amec Foster Wheeler Annual report and accounts 2015	171

Performance measures

We assess the financial performance of our businesses using a variety of measures. Certain of these measures are particularly important and we have termed them ‘key performance indicators’. We refer to these measures in the strategic report and use them in presentations to investors. In this section, we explain the relevance to us of each of these measures and show how they are calculated.

Some of these measures are non-IFRS measures because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. We do not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS and it should be noted that they may not be comparable with similarly titled measures used by other companies.

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

Management has identified the following specific items that are excluded in arriving at these non-IFRS measures: exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Exceptional items are items of income and expense that are material by their size, incidence or nature and may include, but are not restricted to: acquisition-related costs; restructuring costs; gains and losses on the disposal of fixed assets; and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration. Exceptional items that were recognised in continuing operations are analysed in note 5 to the consolidated financial statements.

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

Trading profit

Trading profit represents profit before net financing expense excluding exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group’s share of the trading profit of joint ventures.

Trading profit is the measure used by management to assess the trading performance of the Group’s individual businesses and is the measure of segment profit that we present under IFRS. Trading profit is a non-IFRS measure when presented on a consolidated basis.

	2015	2014	2013
	£m	£m	£m
Continuing operations
(Loss)/profit before net financing expense	(205)	148	243
Intangibles amortisation and impairment	444	49	47
Net asbestos-related (income)/costs	(13)	8	–
Exceptional items	108	94	25
Share of trading profit of joint ventures	40	22	28
Trading profit	374	321	343

Trading margin

Trading margin represents trading profit expressed as a percentage of revenue.

Trading margin is a non-IFRS measure that is used by management to measure the success of our businesses in managing their cost base and improving profitability.

£m unless stated otherwise	2015	2014	2013
Continuing operations
Revenue	5,455	3,993	3,974
Trading profit	374	321	343
Trading margin	6.9%	8.0%	8.6%

172	Amec Foster Wheeler Annual report and accounts 2015

Adjusted profit before tax

Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

Adjusted profit before tax is a non-IFRS measure that is used by management to assess the trend in the Group’s overall profitability.

	2015	2014	2013
	£m	£m	£m
Continuing operations
(Loss)/profit before tax	(235)	155	255
Intangibles amortisation and impairment	444	49	47
Net asbestos-related expense (income)/costs	(6)	9	–
Exceptional items	121	98	25
Share of income tax of joint ventures	10	6	5
Adjusted profit before tax	334	317	332

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

	2015	2014	2013
	£m	£m	£m
Cash generated from operations	220	200	292
Net asbestos-related payments	22	5	–
Excess of pension contributions over current service cost	3	2	–
Cash outflow on exceptional items	72	58	21
Legacy settlements and discontinued operations	36	9	14
Currency translation differences	(19)	(5)	6
Amortisation of finance arrangement fees	12	–	–
Dividends received from joint ventures	42	14	8
Trading cash flow	388	283	341

Cash conversion

Cash conversion represents trading cash flow expressed as a percentage of trading profit. Cash conversion is a non-IFRS measure that we use as a measure of the efficiency of our businesses in converting their trading results into cash.

£m unless stated otherwise	2015	2014	2013
Trading cash flow	388	283	341
Trading profit	374	321	343
Cash conversion	104%	88%	99%

Amec Foster Wheeler Annual report and accounts 2015	173

Performance measures continued

Other measures

Underlying change in revenue

Management uses the underlying change in revenue to measure the organic growth of our businesses relative to each other, to our markets and to our competitors.

We define the underlying change as the year-on-year change excluding the effect of flow-through procurement, acquisitions and disposals of businesses and currency exchange rate movements.

Underlying change – 2015 compared with 2014

	2014 pro forma £m	Currency translation £m	Acquisitions £m	Underlying change £m	2015 £m	Underlying change %
Continuing operations
Americas	2,705	34	–	(93)	2,646	-3%
NECIS	1,705	(2)	16	(227)	1,492	-13%
AMEASE	1,031	(29)	27	21	1,050	+1%
GPG	454	2	–	(92)	364	-20%
Investment Services	16	–	–	(1)	15	–
Intercompany eliminations	(111)	–	–	(1)	(112)	–
	5,800	5	43	(393)	5,455	-7%

Adjusted diluted EPS

Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

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

	2015		2014	2013
Dividend per ordinary share	29.0p	[1]	43.3p	42.0p
Adjusted diluted EPS from continuing operations	67.7p		79.5p	87.2p
Dividend cover	2.3x		1.8x	2.1x

1	Includes the proposed final dividend for 2015 of 14.2p per ordinary share.

Order book

Our order book represents the total remaining value of secured projects to be executed up to any break point in the relevant contracts. Contracts are included in our order book only when they are signed and we do not include contracts won by joint ventures.

Our order book and order intake are significant indicators of our future revenues. As at 31 December 2015, our order book was £6.6bn (2014: £6.3bn). We discuss significant recent contract wins in the strategic report on page 16.

174	Amec Foster Wheeler Annual report and accounts 2015

Prior year operating results

Reported under IFRS
£m unless stated	2014		2013	Change
Continuing operations
Revenue	3,993		3,974	0%
Profit before net financing expense	148		243	-39%
Profit before tax	155		255	-39%
Cash flow from operations	200		292	-32%
Diluted earnings per share	35.1p		62.5p	-44%
Dividend per share	43.3p	[1]	42.0p	+3%

1	Includes the proposed final dividend for 2014 of 28.5p per ordinary share.

Adjusted measures
£m unless stated	2014	2013	Change	Underlying change	[8]
Continuing operations
Scope revenue[1]	3,920	3,854	+2%	+1%
Trading profit[2]	321	343	-6%
Trading margin[3]	8.2%	8.9%	-70bps
Adjusted profit before tax[4]	317	332	-5%
Trading cash flow[5]	283	341	-17%
Cash conversion[6]	88%	99%	-110ps
Adjusted diluted earnings per share[7]	79.5p	87.2p	-9%

1	Scope revenue represents reported revenue less flow-through procurement revenue.

2	Trading profit represents profit before net financing expense before the amortisation of intangible assets, asbestos-related costs (net of insurance recoveries) and exceptional items, but including the Group’s share of the trading profit of joint ventures.

3	Trading margin represents trading profit expressed as a percentage of scope revenue.

4	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

5	Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and the current service cost, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

6	Cash conversion represents trading cash flow expressed as a percentage of trading profit.

7	Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

8	Underlying change excludes the effect of flow-through procurement, acquisitions and disposals of businesses and currency exchange rate movements.

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

Amec Foster Wheeler Annual report and accounts 2015	175

Prior year operating results continued

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

Exceptional items

Net exceptional costs totalling £98m (2013: £25m) were recognised in arriving at profit before tax from continuing operations, as follows:

►	costs of £41m in relation to the acquisition of Foster Wheeler (including transaction costs of £37m within administrative expenses and acquisition-related facility fees amortisation of £4m within net financing expense)

►	costs of £35m relating to the integration of AMEC and Foster Wheeler (including internal staff costs associated with identifying and achieving cost synergies)

►	costs of £6m incurred in completing the restructuring of AMEC’s business onto a geographical basis

►	a net loss of £16m on the exit of businesses, comprising a loss of £21m on businesses sold in the year (principally the reverse premium payable on exit from the Group’s investment in the Lancashire Waste project), which was partially offset by a gain of £5m on the release of a provision no longer required in respect of a business closed in a previous year

Trading profit and trading margin

				Underlying
£m unless stated	2014	2013	Change	change	[1]
Revenue	3,993	3,974	0%
Flow-through procurement	(73)	(120)
Scope revenue[1]	3,920	3,854	+2%	+1%
Profit before net financing expense	148	243
Intangibles amortisation	49	47
Net asbestos-related costs	8	–
Exceptional items	94	25
Share of trading profit of joint ventures	22	28
Trading profit[1]	321	343	-6%
Trading margin[1]	8.2%	8.9%	-70bps
Order book	£6.3bn	£4.1bn	+55%

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

Trading profit decreased by 6% to £321m (2013: £343m). Trading margin decreased by 70 basis points to 8.2% (2013: 8.9%).

In Americas, trading profit fell due to the impact of currency translation and lower levels of activity in Oil & Gas and Mining, being partially offset by increased work in Clean Energy. Trading margin declined partially due to this change in market mix towards lower margin Clean Energy and because of the timing of large contract close-outs, which were particularly favourable in 2013. In Europe, trading profit and trading margin both increased compared with 2013, largely as a result of the non-recurrence of the losses from the Teesside Gas Processing Plant contract. In the Growth Regions, trading profit fell due to the impact of currency translation and a lower contribution from Clean Energy and E&I. Compared with 2013, Growth Regions trading margin fell due to pricing pressure from customers and investment for growth.

Currency exchange rate movements reduced trading profit by £22m in 2014 compared with 2013

176	Amec Foster Wheeler Annual report and accounts 2015

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

Non-controlling interests

During 2014, there was a loss of £3m attributable to non-controlling interests (2013: loss of £1m).

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

Amec Foster Wheeler Annual report and accounts 2015	177

Prior year operating results continued

Results by operating segment

Americas

				Underlying
£m unless stated	2014	2013	Change	change	[1]
Revenue	2,072	2,247
Flow-through procurement	(73)	(120)
Scope revenue[1]	1,999	2,127	-6%	+4%
Profit before net financing expense	195	211
Intangibles amortisation	17	18
Exceptional items	(6)	10
Share of trading profit of joint ventures	1	2
Trading profit[1]	207	241	-14%
Trading margin[1]	10.2%	11.3%	-110bps
Order book	£1.2bn	£1.4bn	-14%

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

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

Europe

				Underlying
£m unless stated	2014	2013	Change	change	[1]
Revenue	1,119	1,227	-9%	-8%
Profit before net financing expense	70	63
Intangibles amortisation	17	17
Exceptional items	3	1
Share of trading profit of joint ventures	11	12
Trading profit[1]	101	93	+9%
Trading margin[1]	9.1%	7.6%	+150bps
Order book	£1.8bn	£1.7bn	+3%

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

Revenue in Europe fell by 9% to £1,119m (2013: £1,227m), primarily due to the reduced level of Oil & Gas activity in the North Sea. Underlying revenue declined by 8%.

Trading profit increased by 9% to £101m (2013: £93m). Trading margin was 9.1%, up 150 basis points compared with 2013, largely as a result of the non-recurrence of losses from the Teesside Gas Processing Plant.

Growth Regions

				Underlying
£m unless stated	2014	2013	Change	change	[1]
Revenue	590	536	+10%	+18%
Profit before net financing expense	20	10
Intangibles amortisation	4	12
Exceptional items	2	7
Share of trading profit of joint ventures	4	4
Trading profit[1]	30	33	-9%
Trading margin[1]	5.1%	6.2%	-110bps
Order book	£0.9bn	£0.9bn

1	Non-IFRS measure (see Performance measures on pages 172 to 174).

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

178	Amec Foster Wheeler Annual report and accounts 2015

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

Discontinued operations generated an overall loss for the year of £27m (2013: £8m).

Amec Foster Wheeler Annual report and accounts 2015	179

Information for shareholders

Our website

Our website, amecfw.com, is the best source of useful, up-to-date information about Amec Foster Wheeler and its activities, including annual reports, AGM documents and other shareholder communications.

All announcements made to the London Stock Exchange can be found on our website and you can arrange to receive email alerts of such announcements.

Information made available on our website, or on other websites mentioned in this annual report, is not, and should not be considered as being, part of or incorporated into this annual report or our annual report on Form 20-F.

Financial calendar

The Group’s full-year 2014 results and the 2014 annual report were published later than usual as a consequence of the acquisition of Foster Wheeler having completed so close to the Group’s year-end date. As expected we are now moving back towards the Group’s normal financial calendar during 2016 as follows:

Annual General Meeting[1]	27 April 2016
Payment of final dividend for 2015[2]	4 July 2016
Half-year 2016 results issued	9 August 2016
Payment of interim dividend for 2016	January 2017
Full-year 2016 results issued	March 2017
2016 annual report published[3]	March 2017

1	Information on the Company’s AGM is provided in the governance report on page 81.

2	Subject to approval by shareholders.

3	Our annual report will be filed with the SEC on Form 20-F and periodic results announcements will be furnished to the SEC on Form 6-K.

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
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Telephone[1]	UK 0871 664 03002
Others +44 20 8639 3399

Payment of dividends overseas

Telephone[1]	+44 20 8639 3405
Email	ips@capita.co.uk

1	Lines open 9.00am to 5.30pm UK time, Monday to Friday (excluding public holidays).

2	Calls cost 12 pence per minute plus your phone company’s access charge. Calls outside the United Kingdom will be charged at the applicable International rate.

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

Printed copies of the annual report

Shareholders may receive a printed copy of the Company’s latest annual report on request by writing to our registered office or by contacting us on +1 908 730 4000.

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

180	Amec Foster Wheeler Annual report and accounts 2015

Other information

American Depositary Shares

ADSs and ADRs

The Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs) on the NYSE. Each ADS represents one ordinary share.

The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Deutsche Bank Trust Company Americas as Depositary under a deposit agreement dated 2 October 2014. The ADRs are issued in respect of ordinary shares deposited with Deutsche Bank AG, as custodian for the Depositary.

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

Role of the Depositary

The Depositary performs the following roles for ADS holders:

►	distributes company circulars and documents in relation to general meetings of the Company (including the AGM)

►	distributes dividends in US dollars

►	facilitates the voting process and the exercise of voting rights of ADS holders at any general meeting of the Company

►	issues and cancels the Company’s ADSs

►	acts as the stock transfer agent

►	records and maintains the register of ADS holders

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

ADS holders may receive a printed copy of the Company’s latest annual report on request by writing to our registered office or by contacting us on +1 908 730 4000.

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

ADS enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to the Depositary:

Deutsche Bank Shareholder Services
American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219, US.

Email:	db@amstock.com
Toll-free number:	(866) 249 2593
(if calling from within the US)
Direct dial:	+1 718 921 8124
(if calling from outside the US)

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

Amec Foster Wheeler Annual report and accounts 2015	181

Other information continued

Service	Fees
To any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADSs pursuant to share dividends or other free distributions of shares, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
Cancellation of ADSs (including in the case of termination of the deposit agreement)	Up to US$0.05 per ADS cancelled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the Depositary

ADS holders are also responsible for paying certain fees and expenses incurred by the Depositary such as:

►	fees for the transfer and registration of the Company’s shares charged by the registrar and transfer agent for the shares in the UK

►	expenses incurred for converting foreign currency into US dollars

►	expenses for cable, telex, fax and electronic transmission and for delivery of securities

Since the Company’s ADSs were first issued in November 2014, a fee of $0.01 per ADS has been levied on the 2014 interim dividend that was paid in January 2015, on the 2014 final dividend that was paid in July 2015, and on the 2015 interim dividend that was paid in January 2016.

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

On 4 December 2015, the Company received US$1.79m (approximately £1.2m) from the Depositary by way of reimbursement of costs incurred during the first year of the ADR programme, which commenced on 2 October 2014.

Share capital

As permitted by English law, the Company has no authorised share capital. The Company’s share capital may be increased, consolidated or sub-divided by ordinary resolution at a general meeting of the Company.

As at 8 March 2016, the Company’s issued share capital was £196,565,907 divided into 393,131,813 ordinary shares of 50 pence each. Of this number, 3,158,310 ordinary shares were registered as treasury shares, leaving a balance of 389,973,503 ordinary shares with voting rights.

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

As at 8 March 2016, there were 7,419,403 share options outstanding under the Company’s UK and International SAYE schemes and 5,091,126 shares reserved for share awards under the Company’s share-based compensation plans (in relation to which 1,245,569 shares were held in the Company’s Employee Share Trust). Under the terms of the Trust Deed discretion is given to the Trustee to vote or abstain from voting shares in the Employee Share Trust as it sees fit.

The Articles authorise the Company to purchase its own shares. A resolution passed at the Company’s Annual General Meeting on 14 May 2015 provided the directors with the authority to purchase up 38,884,069 of the Company’s ordinary shares in the market, such authority to expire at the end of the Company’s next AGM or 1 June 2016, whichever is earlier. A resolution will be proposed at the Company’s AGM in April 2016 to extend the authority of the directors to make market purchases of up to 10% of the Company’s ordinary shares within prescribed limits. The Company may repurchase shares only if the shares are fully paid and out of distributable profits or the proceeds of a new issue of shares made for the purpose of the repurchase. The UKLA requires that purchase of 15% or more of any class of the Company’s share capital must be by way of a tender offer to all shareholders of that class.

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

182	Amec Foster Wheeler Annual report and accounts 2015

As at 8 March 2016, the Company’s total market capitalisation was approximately £1.8bn and it was a constituent of The Financial Times Stock Exchange 250 Index (FTSE 250).

Since November 2014, the Company’s ordinary shares have been traded in the form of ADSs on the NYSE. The Company’s CUSIP code is 00167X205 (ISIN Code US00167X2053) and its ticker symbol is AMFW.

Share price history

For the periods indicated in the tables below, the highest and lowest middle market quotation for the Company’s ordinary shares on the London Stock Exchange and the highest and lowest sales price of its ADSs on the NYSE were as follows:

	£ per ordinary share		US$ per ADS
Year ended 31 December	High	Low	High	Low
2011	12.51	7.41	n/a	n/a
2012	11.72	9.23	n/a	n/a
2013	12.07	9.66	n/a	n/a
2014	12.62	7.89	16.97	14.47
2015	10.03	3.80	14.83	5.72

Source: Factset

	£ per ordinary share		US$ per ADS
Quarter	High	Low	High	Low
2014
First quarter	11.24	10.20	n/a	n/a
Second quarter	12.62	11.65	n/a	n/a
Third quarter	12.45	10.59	n/a	n/a
Fourth quarter	11.05	7.89	16.97	12.25
2015
First quarter	10.03	7.75	14.83	11.75
Second quarter	9.89	8.16	14.75	12.74
Third quarter	8.60	6.86	13.29	10.49
Fourth quarter	8.44	3.80	12.75	5.72
2016
First quarter[1]	5.01	3.32	7.28	4.57

Source: Factset

	£ per ordinary share		US$ per ADS
Month	High	Low	High	Low
September 2015	8.29	6.86	12.74	10.49
October 2015	8.44	6.98	12.75	10.64
November 2015	7.72	4.17	11.73	6.27
December 2015	4.53	3.80	6.75	5.72
January 2016	4.51	3.41	6.69	4.92
February 2016	4.35	3.32	6.26	4.57
March 2016[1]	5.01	3.79	7.28	5.44

Source: Factset

1	Up to and including 8 March 2016.

Shareholdings

As at 8 March 2016, 15,417,801 ADSs equivalent to 3.9% of the number of the Company’s ordinary shares in issue were outstanding and were held by 1,281 registered holders.

As at 8 March 2016, 136,417 ordinary shares were held by 360 registered holders with a registered address in the US. Since certain of the ordinary shares were registered in the names of nominees, the number of shareholders with a registered address in the US may not be representative of the number of beneficial owners of ordinary shares who are resident in the US.

In accordance with the DTRs of the UKLA, major shareholders are considered to be those that have a beneficial interest in 3% or more of the Company’s issued ordinary shares.

On the basis of notifications received under the Disclosure and Transparency Rules (DTR 5) and other notifications received by the Company from shareholders, shareholdings of 3% or more of the voting rights in the Company were as follows:

	Percentage of voting rights held
As at 31 December	2015	2014	2013	2012
Artisan Partners
Limited Partnership	n/a	n/a	5.20%	n/a
Mondrian Investment
Partners Limited	5.28%	5.28%	5.15%	n/a
BlackRock, Inc.	5.63%	5.01%	n/a	9.97%	[1]
Legal & General
Assurance	n/a	n/a	n/a	3.98%
Franklin Templeton
Institutional, LLC	5.05%	n/a	n/a	n/a

1	In response to a disclosure request under Section 793 of the Companies Act 2006, Blackrock, Inc. advised the Company on 19 December 2012 that their holding had reduced to 5.52%.

There were no notifications received under DTR 5 from the above shareholders between 31 December 2015 and 8 March 2016. The shareholding percentages reflect the company’s issued share capital at the time of the notifications.

Each of the Company’s ordinary shares, including those held by major shareholders, carries equal voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled.

Purchase of ordinary shares

During 2015, the Company did not purchase any of its own shares in the market and no purchases of the Company’s shares were made by trustees of the Company’s employee share schemes.

Options and awards made under the Company’s employee share schemes that were exercised or vested during 2015 were satisfied by the transfer to the participants of the shares held by the Company in treasury or by the trustee of the relevant scheme. Details of the Company’s employee share schemes are set out in note 22 to the consolidated financial statements.

Amec Foster Wheeler Annual report and accounts 2015	183

Other information continued

Articles of Association

We summarise below certain provisions of the Articles and applicable English law. The summary is qualified in its entirety by reference to the Companies Act 2006 and the Articles. Please refer to documents on display on page 191 for information on where copies of the Articles can be obtained.

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

Restrictions on voting

Under the Articles, a director may not vote in respect of any contract, arrangement, transaction or proposal in which he or she, or any person connected with him or her, has any material interest other than by virtue of that person’s interests in the Company’s ordinary shares or other securities. However, this restriction on voting does not apply to proposals:

►	giving the director or a third party any guarantee, security or indemnity in respect of obligation incurred at the request of or for the benefit of the Company

►	giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee

►	relating to an offer of securities of the Company in which the director is entitled to participate as a holder of shares or other securities or in the underwriting of such shares or securities

►	concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of such other company’s equity share capital or the voting rights available to its shareholders

►	relating to the arrangement of any employee benefit in which the director will share equally with other employees

►	relating to any insurance that the Company purchases or renews for its directors or any group of people including directors

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

Shareholding requirements

Directors are not required under the Articles to hold any shares of the Company as qualification to act as a director.

Any director who is not a shareholder is entitled to attend and speak at general meetings of the shareholders.

184	Amec Foster Wheeler Annual report and accounts 2015

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

On a poll, every shareholder who is present in person or by proxy has one vote for each ordinary share held by him. A poll may be demanded by the following:

►	the chairman of the meeting; or

►	not less than three members present or by proxy entitled to vote; or

►	a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

►	a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

Unless the directors determine otherwise, if any sum remains unpaid in relation to a member’s shareholding, that member is not entitled to vote in relation to that holding.

Rights in a winding up

If the Company is liquidated (whether the liquidation is voluntary or court-supervised), the liquidator is obliged to realise the assets of the Company to its creditors and, subject to any special rights attaching to any other class of shares that may be in issue at the time, any surplus would be distributed to the ordinary shareholders according to the amounts paid up on the shares held by them.

Pre-emption rights

English law provides for statutory pre-emption rights that apply on an allotment of equity securities (which include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares).

Pre-emption rights can be disapplied by a special resolution passed by shareholders at a general meeting. Such a resolution was passed at the Company’s 2015 annual general meeting on 14 May 2015 and provides the directors with the authority to allot equity securities or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £64,158,715, of which up to £9,721,017 could be allotted for cash without offering the shares to existing shareholders, such authority to expire at the end of the Company’s next AGM thereafter or 1 June 2016, if earlier. Resolutions will be proposed at the Company’s forthcoming AGM to extend this authority to the end of the AGM in 2017 or 1 June 2017, whichever is earlier.

Variation of rights

Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class can only be changed either:

►	with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding shares held as treasury shares); or
►	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class

The rights attached to any class of shares are not, unless otherwise expressly provided by the terms of issue, deemed to be varied by the creation or issue of further shares ranking equally with them.

Amec Foster Wheeler Annual report and accounts 2015	185

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

Amendments

Under English law, the Company’s shareholders may, by special resolution, alter, delete, substitute, amend or add to the Articles.

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

186	Amec Foster Wheeler Annual report and accounts 2015

Agreements with Amec Foster Wheeler directors

Amec Foster Wheeler entered into a letter of appointment with Roy Franklin regarding his appointment as a non-executive director of Amec Foster Wheeler plc effective 1 January 2016. A modification, in the form of a side letter, has been made to Ian McHoul’s service agreement reflecting the remuneration arrangements that will apply during his appointment as interim CEO.

Agreements with Foster Wheeler directors

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

In March 2016, the Group cancelled the above mentioned $2,260m credit facility agreement (as amended and restated) together with the £377m revolving credit facility (as amended and restated) dated July 2012. These were replaced with a £650m term loan with a 3-year maturity, a £650m loan with a 5-year maturity and a £400m revolving credit facility with a 5-year maturity between, amongst others, the Company and Bank of America Merrill Lynch International Limited as facility agent. Further details of the terms and conditions of the credit facility agreement are set out in note 19 to the consolidated financial statements.

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

This section does not consider the provisions of the IRC known as the Medicare Contribution tax or the tax consequences for holders subject to other special rules, such as:

►	certain financial institutions

►	insurance companies

►	dealers and traders in securities who use a mark-to-market method of tax accounting

►	persons holding ordinary shares or ADSs as part of a straddle, conversion or other integrated transaction or wash sale or persons entering into a constructive sale with respect to the ordinary shares or ADSs

►	persons whose functional currency for US federal income tax purposes is not the US dollar

►	partnerships or other entities classified as partnerships for US federal income tax purposes

►	persons liable to the alternative minimum tax

►	persons who hold ordinary shares or ADSs in individual retirement accounts or other tax-deferred accounts

►	persons who have ceased to be US citizens or lawful permanent residents of the US

►	tax-exempt organisations

►	persons who acquired the Company’s ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise in connection with employment; or

►	persons who, directly, indirectly, or by attribution own 10% or more of the Company’s voting stock

Except where expressly stated to the contrary, this section does not deal with the position of a US holder who is resident or domiciled in the UK for UK tax purposes or who is subject to UK taxation on income or capital gains by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment to which ordinary shares or ADSs are attributable, ie those who are referred to below as trading in the UK.

Amec Foster Wheeler Annual report and accounts 2015	187

Other information continued

As used herein, a ‘US Holder’ is a person who, for the purposes of US federal income tax and UK tax, is a beneficial holder of ordinary shares or ADSs and is:

►	a citizen or individual resident of the US

►	a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US or any political subdivision thereof

►	an estate whose income is subject to US federal income tax regardless of its source

►	a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust; or

►	a trust that has validly elected to be treated as a domestic trust for US federal income tax purposes

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

The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential rates of tax, described below, for qualified dividend income. Accordingly, the availability of preferential rates of tax for qualified dividend income could be affected by actions taken by parties to whom ADRs are pre-released.

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

188	Amec Foster Wheeler Annual report and accounts 2015

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

PFIC status

Management believes that the Company was not a PFIC for US federal income tax purposes for its taxable year ended 31 December 2015. Management reviews the Company’s PFIC status annually and it is subject to change.

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

Amec Foster Wheeler Annual report and accounts 2015	189

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

Foreign currency translation

For the periods indicated in the tables below, the average exchange rate between sterling and the US dollar, calculated by using the average of the exchange rates at the close of business in London on the last trading day of each month in the period, were as follows:

Year ended 31 December	£1=US$
2011	1.60
2012	1.59
2013	1.57
2014	1.65
2015	1.52

For the periods indicated in the table below, the high and low exchange rate between sterling and the US dollar were as follows:

		£1=US$
Month	High	Low
September 2015	1.5587	1.5127
October 2015	1.5473	1.5128
November 2015	1.5418	1.5035
December 2015	1.5215	1.4738
January 2016	1.4743	1.4155
February 2016	1.4599	1.3868
March 2016[1]	1.4263	1.3946

1 Up to and including 8 March 2016.

At the close of business in London on 8 March 2016, the sterling/US dollar exchange rate was £1=US$1.42.

190	Amec Foster Wheeler Annual report and accounts 2015

Significant differences between corporate governance practices and NYSE listing standards

Background

Our corporate governance practices are designed to be compliant with the principles and provisions specified by the UK Corporate Governance Code. Our statement of compliance with the principles and provisions of the Code is set out on page 40.

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

Independence

Different tests of independence for directors are applied under the Code and the NYSE listing standards. The board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of the non-executive directors except Kent Masters, on account of his previous employment by Foster Wheeler, is independent within the meaning of those requirements. As the Company is a foreign private issuer, the board is not required to take into consideration the definition of independence set out in the NYSE’s listing standards.

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

NYSE listing standards require the audit committee to comprise at least three independent directors. Whilst our Audit Committee comprises independent non-executive directors (and currently has four members), it should be noted that only two members of the committee need be present for there to be a quorum.

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

You may also access information submitted by the Company to the SEC through the SEC’s website, www.sec.gov

Amec Foster Wheeler Annual report and accounts 2015	191

Cross reference to Form 20-F

Item	Form 20–F caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	n/a
2	Offer statistics and expected timetable	Not applicable	n/a
3	Key information
	A – Selected financial data	Five-year record	202
		Foreign currency translation	190
		Performance highlights	1
	B – Capitalisation and indebtedness	Not applicable	n/a
	C – Reasons for the Offer and Use of Proceeds	Not applicable	n/a
	D – Risk Factors	Risk factors	167-171
4	Information on the Company
	A – History and development of the Company	History and development	166
		Note 24 – Acquisitions and disposals	150-153
	B – Business overview	Amec Foster Wheeler at a glance	2-5
		Chief Executive’s statement	7-9
		Our business model	12-13
		Delivering excellence	14-17
		Global market trends	23
		Our markets	24-25
		Financial review	28-37
	C – Organisational structure	Principal subsidiaries and joint ventures	194-201
	D – Property, plant and equipment	Financial review – Property, plant and equipment	36
4A	Unresolved staff comments	None
5	Operating and financial review and prospects
	A – Operating results	Financial review	28-34
		Prior year operating results	175-179
	B – Liquidity and capital resources	Financial review – Liquidity and capital resources	33-34
		Note 19 – Capital and financial risk management	136-141
		Note 23 – Analysis of (net debt)/cash	149
	C – Research and development, patents, licences etc	Financial review – Research and development	35
		Note 4 – Profit before net financing expense – continuing operations	115
	D – Trend information	Global market trends	23
		Financial review	28-37
		Performance measures – order book	174
	E – Off-balance sheet arrangements	Financial review – Off-balance sheet arrangements	37
		Note 25 – Commitments – Operating lease commitments	154
		Note 26 – Contingent liabilities	154-155
	F – Tabular disclosure of contractual obligations	Financial review – Contractual obligations	37
	G – Safe harbor	Forward-looking statements	204
6	Directors, senior management and employees
	A – Directors and senior management	Conflicts of interest	50
		Our board of directors	41-43
	B – Compensation	Directors’ remuneration report	67-80
		Note 27 – Related party transactions	155-156
		Note 14 – Retirement benefit assets and liabilities	128-132
	C – Board practices	Our board of directors	41-43
		Directors’ remuneration report	67-80
		Audit committee	58-62
		Remuneration committee	65-66
	D – Employees	Note 6 – Staff costs and employee numbers	118
		Directors’ remuneration report	72-78
	E – Share ownership	Note 22 – Share capital and reserves – Share-based payments	146-148
		Note 27 – Related party transactions	155-156
7	Major shareholders and related party transactions
	A – Major shareholders	Directors’ report – significant arrangements – change of control	83
		Other information – Shareholdings	183
	B – Related party transactions	Note 27 – Related party transactions	155-156
	C – Interests of experts and counsel	Not applicable	n/a

192	Amec Foster Wheeler Annual report and accounts 2015

Item	Form 20–F caption	Location in this document	Page
8	Financial information
	A – Consolidated financial statements	Consolidated financial statements	96-156
	and other financial information	Report of independent registered public accounting firm	94
	– Legal proceedings	Note 26 – Contingent liabilities	154-155
	– Dividends	Financial Review – Dividend	31
	B – Significant changes	None	n/a
9	The offer and listing
	A – Offer and listing details	Other information – Share price history	183
	B – Plan of distribution	Not applicable	n/a
	C – Markets	Other information – Markets	182-183
	D – Selling shareholders	Not applicable	n/a
	E – Dilution	Not applicable	n/a
	F – Expenses of the issue	Not applicable	n/a
10	Additional information
	A – Share capital	Not applicable	n/a
	B – Memorandum and articles of association	Other information – Articles of Association	184-186
	C – Material contracts	Other information – Material contracts	186-187
	D – Exchange controls	Other information – Exchange controls and other	187
limitations affecting security holders
	E – Taxation	Other information – Taxation information for US	187-190
Holders
	F – Dividends and paying agents	Not applicable	n/a
	G – Statement by experts	Not applicable	n/a
	H – Documents on display	Other information – Documents on display	191
	I – Subsidiary information	Not applicable	n/a
11	Quantitative and qualitative disclosures about market risk	Note 19 – Capital and financial risk management	136-141
12	Description of securities other than equity securities
	A – Debt securities	Not applicable	n/a
	B – Warrants and rights	Not applicable	n/a
	C – Other securities	Not applicable	n/a
	D – American depositary shares	Other information – American Depositary Shares	181-182
13	Defaults, dividend arrearages and delinquencies	None	n/a
14	Material modifications to the rights of security holders	None	n/a
and use of proceeds
15	Controls and procedures	Accountability – Internal controls	57
16A	Audit Committee financial expert	Audit committee – Members	59
16B	Code of ethics	Leadership – Board role and responsibilities	45
16C	Principal accountant fees and services	Audit committee – External audit	61
16D	Exemptions from the listing standards	Not applicable	n/a
for audit committees
16E	Purchase of equity securities	Other information – Purchase of ordinary shares	183
16F	Change in registrant’s certifying accountant	Not applicable	n/a
16G	Corporate governance	Other information – Significant differences between corporate governance practices and NYSE listing standards	191
16H	Mine safety disclosure	Not applicable	n/a
17	Financial statements	Not applicable	n/a
18	Financial statements	Consolidated financial statements	96-156
19	Exhibits	Filed with the SEC

Amec Foster Wheeler Annual report and accounts 2015	193

Related undertakings

As at 31 December 2015

We set out below details of all the Company’s subsidiaries, joint ventures and associates. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in England & Wales and carry on their activities principally in their countries of incorporation. Except where marked with an asterisk, the Company’s shareholdings are held indirectly through subsidiaries. All of the active subsidiaries are included in the consolidation. Decisions made in the joint ventures concerning operating and financial policies essential to the activities and performance of the company are made in accordance with the relevant joint venture agreement.

Subsidiaries

Name	Jurisdiction	% interest	Class of shares
418750 Canada Inc.	Canada	100	Common
4900 Singleton, L.P.	United States	100	Partnership Interest
AFW E&C Holdings Limited	England & Wales	100	Ordinary
AFW Finance 2 Limited	England & Wales	100	Ordinary
AFW Finance 3 Limited	England & Wales	100	Ordinary
AFW Hungary Limited	England & Wales	100	Ordinary
A-FW International Investments GmbH	Switzerland	100	Quotas
AFW Investments 2 Limited	England & Wales	100	Preference, Ordinary
AFW Investments Limited	England & Wales	100	Ordinary
AFW Luxembourg 1 S.a.r.l	Luxembourg	100	Share Capital
AFW Luxembourg 2 S.a.r.l	Luxembourg	100	Share Capital
AGRA Ambiental S.A. de C.V.	Mexico	100	Class of B
AGRA Argentina S.A.	Argentina	100	Ordinary
AGRA Foundations, Inc.	United States	100	Common
AGRA Holdings, Inc.	United States	100	Common
AMEC (AGL) Limited	England & Wales	100	Ordinary
AMEC (BCS) Limited	England & Wales	100	Ordinary
AMEC (Bermuda) Limited	Bermuda	100	Ordinary
AMEC (F.C.G.) Limited	England & Wales	100	Ordinary†
AMEC (Malaysia) Sdn Bhd	Malaysia	100	Ordinary
AMEC (MH1992) Limited	England & Wales	100	Ordinary†
AMEC (MHL) Limited	England & Wales	100	Ordinary
AMEC (WSL) Limited	England & Wales	100	Ordinary
AMEC Architectural, Inc.	United States	100	Common
AMEC Asia Pacific Limited	Hong Kong	99	Ordinary
AMEC Australia Finance Company Pty Ltd	Australia	100	Redeemable, Ordinary
AMEC Australia Finance No. 2 Pty Ltd	Australia	100	Ordinary
AMEC Australia Treasury Company Pty Ltd	Australia	100	Ordinary
AMEC Australia Treasury LP	Australia	100	Capital
AMEC BDR Limited	Canada	100	Class of B, Class of A
AMEC BKW Limited	England & Wales	100	Ordinary
AMEC Bravo Limited	England & Wales	100	Ordinary†
AMEC Building Limited	England & Wales	100	Ordinary†
AMEC CADE Ingeniería y Desarrollo De Proyectos Limitada	Chile	100	Normal
AMEC Canada Finance ULC	Canada	100	Common
AMEC Canada Holdings Inc.	Canada	100	Common
AMEC Canada Investments Company Limited	Jersey	100	Ordinary
AMEC Canada Limited	England & Wales	100	Ordinary*
AMEC Capital Projects Limited	England & Wales	100	Ordinary
AMEC Chile Ingeniería y Construcción Limitada	Chile	100	Normal
AMEC Civil Engineering Limited	England & Wales	100	Ordinary
AMEC Civil, Inc.	United States	100	Common
AMEC Construction Limited	England & Wales	100	Ordinary
AMEC Construction Management, Inc.	United States	100	Common
AMEC Construction Scotland Limited	Scotland	100	Ordinary†
AMEC Contractors (W/A) Limited	Nigeria	100	Ordinary
AMEC Design and Management Limited	England & Wales	100	Ordinary†
AMEC Developments, Inc.	United States	100	Common
AMEC do Brasil Participações Ltda	Brazil	100	Quotas
AMEC E&E Caribe, LLP	Puerto Rico	98	Class of A
AMEC Earth & Environmental Limited	Canada	100	Common, Class of A
AMEC Earth & Environmental LLP	United States	100	Interest
AMEC Engineering and Consulting of United States, Inc.	United States	100	Common
AMEC Engineering Limited	England & Wales	100	Ordinary†
AMEC Engineering Limited	Hong Kong	100	Ordinary
AMEC Environment & Infrastructure SRL	Romania	100	Ordinary
AMEC Eurasia Limited	Russian Federation	100	Ordinary
AMEC Europe B.V.	Netherlands	100	Ordinary*
AMEC Executive Pensions Trustee Limited	England & Wales	100	Ordinary†
AMEC Facilities Limited	England & Wales	100	Ordinary
AMEC Focus Pensions Trustee Limited	England & Wales	100	Ordinary†
Amec Foster Wheeler & BBS Limited	Ghana	80	Ordinary
Amec Foster Wheeler (B) SDN BHD	Brunei Darussalam	99	Ordinary

194	Amec Foster Wheeler Annual report and accounts 2015

Name	Jurisdiction	% interest	Class of shares
Amec Foster Wheeler (Perú) S.A.	Peru	100	Ordinary
Amec Foster Wheeler AES, Inc.	United States	100	Common
Amec Foster Wheeler Americas Limited	Canada	100	Class of B, Common, Class of A
Amec Foster Wheeler Arabia Ltd.	United States	100	Common
Amec Foster Wheeler Asia K.K.	Japan	100	Ordinary
Amec Foster Wheeler Asia Pacific Pte. Ltd.	Singapore	100	Ordinary
Amec Foster Wheeler Australia Holding Company Pty Ltd	Australia	100	Ordinary
Amec Foster Wheeler Australia Pty Ltd	Australia	100	Ordinary
Amec Foster Wheeler Bimas Birlesik Insaat ve Muhendislik A.S.	Turkey	100	Common
Amec Foster Wheeler Cameroun SARL	Cameroon	100	Common
Amec Foster Wheeler Canada Ltd.	Canada	100	Class of A
Amec Foster Wheeler Constructors, Inc.	United States	100	Common
Amec Foster Wheeler Consulting Poland Sp. z o.o.	Poland	100	Ordinary
Amec Foster Wheeler E & I GmbH	Germany	100	Common
Amec Foster Wheeler E&C Services, Inc.	United States	100	Common
Amec Foster Wheeler Earth and Environmental (UK) Limited	England & Wales	100	Ordinary
Amec Foster Wheeler Energi Aktiebolag	Sweden	100	Ordinary
Amec Foster Wheeler Energia Mexico S. de R.L. de C.V.	Mexico	100	Class of A
Amec Foster Wheeler Energia Oy	Finland	100	Common
Amec Foster Wheeler Energia Polska Sp. z o.o.	Poland	100	Ordinary
Amec Foster Wheeler Energia, S.L.U.	Spain	100	Common
Amec Foster Wheeler Energie GmbH	Germany	100	Common
Amec Foster Wheeler Energy Fakop Sp. z o.o.	Poland	22.7	Group II
		50	Group III
		63.56	Group I
Amec Foster Wheeler Energy Limited	England & Wales	100	Common
Amec Foster Wheeler Energy Management (Shanghai) Company Limited	China	100	Membership Interest
Amec Foster Wheeler Engineering & Construction Design (Shanghai) Co., Ltd.	China	100	Capital
Amec Foster Wheeler Engineering & Consulting (Shanghai) Co., Ltd	China	100	Capital
Amec Foster Wheeler Engineering Holdings Pty Ltd	Australia	100	Non, Class, Ordinary
Amec Foster Wheeler Engineering Pty Ltd	Australia	100	Ordinary
Amec Foster Wheeler Environment & Infrastructure Pty Ltd	Australia	100	Class of D, Class of Z
Amec Foster Wheeler Environment & Infrastructure UK Limited	England & Wales	100	Ordinary
Amec Foster Wheeler Environment & Infrastructure, Inc.	United States	100	Common, Preference
Amec Foster Wheeler Finance Asia Limited	England & Wales	100	Ordinary†
Amec Foster Wheeler Finance Limited	England & Wales	100	Ordinary†
Amec Foster Wheeler France S.A.	France	100	Common
Amec Foster Wheeler Global E&C S.r.l.	Italy	100	Capital
Amec Foster Wheeler Group Limited	England & Wales	100	Ordinary†
Amec Foster Wheeler Iberia S.L.U.	Spain	100	Common
Amec Foster Wheeler Inc.	Canada	100	Class of B
Amec Foster Wheeler India Private Limited	India	100	Ordinary
Amec Foster Wheeler International Ingenieria y Construcción Limitada	Chile	100	Normal
Amec Foster Wheeler International Trading (Shanghai) Company Limited	China	100	Membership Interest
Amec Foster Wheeler Italiana S.r.l.	Italy	100	Common
Amec Foster Wheeler Kamtech, Inc.	United States	100	Common
Amec Foster Wheeler Martinez, Inc.	United States	100	Common
Amec Foster Wheeler NCL Limited	Canada	100	Common
Amec Foster Wheeler North America Corp.	United States	100	Common
Amec Foster Wheeler Nuclear Czech Republic, a.s.	Czech Republic	100	Ordinary
Amec Foster Wheeler Nuclear France SAS	France	100	Common
Amec Foster Wheeler Nuclear Holdings Limited	England & Wales	100	A Ordinary, B Ordinary, C Ordinary
Amec Foster Wheeler Nuclear International Limited	England & Wales	100	Ordinary
Amec Foster Wheeler Nuclear RO SRL	Romania	100	Ordinary
Amec Foster Wheeler Nuclear Slovakia s.r.o.	Slovakia	100	Ordinary
Amec Foster Wheeler Nuclear UK Limited	England & Wales	100	Ordinary
Amec Foster Wheeler Oil & Gas, Inc.	United States	100	Preference, Class of A
Amec Foster Wheeler OPE Sdn. Bhd.	Malaysia	100	Redeemable Preference, Ordinary
Amec Foster Wheeler Operations Ghana Limited	Ghana	100	Ordinary
Amec Foster Wheeler Power Group Asia Limited	Hong Kong	100	Ordinary
Amec Foster Wheeler Power S.r.l.	Italy	100	Quotas
Amec Foster Wheeler Power Systems, Inc.	United States	100	Common
Amec Foster Wheeler Power Vietnam Limited Liability Company	Viet Nam	100	Membership Interest
Amec Foster Wheeler Properties (Pty) Limited	South Africa	100	Ordinary, B Ordinary
Amec Foster Wheeler Property and Overseas Investments Limited	England & Wales	100	Ordinary†
Amec Foster Wheeler s.r.o.	Czech Republic	100	Ordinary
Amec Foster Wheeler Service (Thailand) Limited	Thailand	100	Common
Amec Foster Wheeler South Africa (PTY) Limited	South Africa	70	A Ordinary
Amec Foster Wheeler Talcahuano, Operaciónes y Mantenciones Limitada	Chile	100	Equity Interest
Amec Foster Wheeler USA Corporation	United States	100	Common

Amec Foster Wheeler Annual report and accounts 2015	195

Related undertakings continued

As at 31 December 2015

Name	Jurisdiction	% interest	Class of shares
Amec Foster Wheeler Ventures, Inc.	Florida	100	Common
Amec Foster Wheeler Zektin Architecture Pty Ltd	Australia	100	Ordinary
Amec Foster Wheeler Zektin Pty Ltd	Australia	100	Ordinary
AMEC Geomatics Limited	Canada	49	Class of A
		100	Class of B
AMEC Global Renewables UK Limited	England & Wales	100	Ordinary
AMEC Global Resources Pte Limited	Singapore	100	A Ordinary, B Ordinary, C Ordinary
AMEC Global Services Pte Ltd	Singapore	100	Ordinary
AMEC GRD SA B.V.	Netherlands	100	Ordinary
AMEC Growth Regions Support FZ LLC	United Arab Emirates	100	Ordinary
AMEC Guatemala Engineering and Consulting, Sociedad Anonima	Guatemala	99.96	Common
AMEC Hedge Co 1 Limited	England & Wales	100	Ordinary
AMEC Holdings (Malaysia) Sdn Bhd	Malaysia	100	Ordinary
AMEC Holdings, Inc.	United States	100	Common
AMEC Holland B.V.	Netherlands	100	Ordinary
AMEC Industrial Programs, LLC	United States	100	Interest
AMEC Infrastructure Limited	Canada	100	Common
AMEC Infrastructure Services Limited	England & Wales	100	Ordinary†
AMEC International Investments B.V.	Netherlands	100	Ordinary†
AMEC International Limited	England & Wales	100	Ordinary
AMEC Investments B.V.	Netherlands	100	Ordinary
AMEC Investments Europe Limited	England & Wales	100	Ordinary
AMEC Kazakhstan Holdings Limited	England & Wales	100	Ordinary†
AMEC King Wilkinson (Nigeria) Limited	Nigeria	100	Ordinary
AMEC Korea Limited	Korea, Republic of	100	Ordinary
AMEC Kuwait Project Management and Contracting Company W.L.L.	Kuwait	49	Ordinary
AMEC Liberia Inc	Liberia	100	Ordinary
AMEC Limited Liability Company	Azerbaijan	100	Ordinary
AMEC Limited Liability Partnership	Kazakhstan	100	Capital
AMEC LLC	Mongolia	100	Common
AMEC Manufacturing and Services Limited	England & Wales	100	Ordinary
AMEC Massachusetts, Inc.	United States	100	Common
AMEC Mechanical and Electrical Services Limited	England & Wales	100	Ordinary
AMEC Michigan, Inc.	United States	100	Common
AMEC Mining Limited	England & Wales	100	Ordinary†
AMEC Minproc (Proprietary) Limited	South Africa	100	Ordinary
AMEC Minproc Bulgaria EOOD	Bulgaria	100	Ordinary
AMEC Minproc Projects (New Zealand) Pty Ltd	Australia	100	Ordinary
AMEC Minproc UK Limited	England & Wales	100	Ordinary
AMEC New Zealand Limited	New Zealand	100	Ordinary
AMEC Newco LLC	United States	100	Membership Interest
AMEC Nominees Limited	England & Wales	100	Ordinary†
AMEC North Carolina, Inc.	United States	100	Common
AMEC NSS Limited	Canada	100	Common
AMEC Nuclear Consultants International Limited	Jersey	100	Ordinary
AMEC Nuclear M & O Limited	England & Wales	100	Ordinary
AMEC Nuclear Overseas Limited	England & Wales	100	Ordinary
AMEC Nuclear Projects Limited	England & Wales	100	Ordinary
AMEC Offshore (Nigeria) Limited	Nigeria	75	Ordinary
AMEC Offshore Developments Limited	Scotland	100	Ordinary†
AMEC Offshore Limited	England & Wales	100	Ordinary†
AMEC Offshore Services Limited	England & Wales	100	Ordinary
AMEC Oil & Gas World Services, Inc.	United States	100	Common
AMEC Oil Gas and Process Sdn Bhd	Malaysia	100	Ordinary
AMEC Operations Limited	Guernsey	100	Ordinary
AMEC Operations S.R.L	Romania	100	Ordinary
AMEC Overseas (Cyprus) Limited	Cyprus	100	Ordinary
AMEC Partners Korea Limited	Korea, Republic of	54	Ordinary
AMEC Petroleo e Gas Limitada	Brazil	100	Quotas
AMEC Power (Asia) Limited	Thailand	21.98	Preference
		100	Common
AMEC Process & Energy Sdn Bhd	Malaysia	100	Ordinary
AMEC Process and Energy International Limited	England & Wales	100	Ordinary†
AMEC Process and Energy Limited	England & Wales	100	Ordinary
AMEC Programs, Inc.	United States	100	Common
AMEC Project Investments Limited	England & Wales	100	Ordinary
AMEC Projetos e Consultoria Ltda	Brazil	100	Ordinary
AMEC Services Limited	England & Wales	100	Preference, Ordinary
AMEC South America Limited	Canada	100	Class of A
AMEC Spareco (12) Limited	England & Wales	100	Ordinary, Class of E

196	Amec Foster Wheeler Annual report and accounts 2015

Name	Jurisdiction	% interest	Class of shares
AMEC Spareco (14) Limited	England & Wales	100	Ordinary
AMEC Staff Pensions Trustee Limited	England & Wales	100	Ordinary†
AMEC Trustees Limited	England & Wales	100	Ordinary†
AMEC USA Finance Limited	England & Wales	100	Ordinary
AMEC USA HOLDCO LLC	United States	100	Common
AMEC USA Holdings Limited	England & Wales	100	Ordinary†
AMEC USA Holdings, Inc.	United States	100	Common
AMEC USA Investments LLC	United States	100	Class of A, Common
AMEC USA Limited	England & Wales	100	Ordinary
AMEC Utilities Limited	England & Wales	100	Ordinary
AMEC Wind Developments Limited	England & Wales	100	Ordinary
AMEC Zektin Group Pty Ltd	Australia	100	Ordinary
Amplemark Limited	England & Wales	100	Ordinary†
Applied Environmental Research Centre Limited	England & Wales	100	Ordinary
Aquenta Consulting (NZ) Limited	New Zealand	100	Ordinary
Aquenta Consulting Pty Ltd	Australia	100	Class of Z, Ordinary
Ard Ghaoth Wind Farm Limited	England & Wales	100	Ordinary
Atlantic Services Limited	Bermuda	100	Ordinary
Atlantis Hedge Co 1 Limited	England & Wales	100	Ordinary†
Atlantis Hedge Co 2 Limited	England & Wales	100	Ordinary†, Redeemable Preference#
Attric International FZ LLE	United Arab Emirates	100	Nominal
Attric Ltd	England & Wales	100	Ordinary
Auld Clay Wind Farm Limited	England & Wales	100	Ordinary
AYMEC de Mexico S.A. de C.V.	Mexico	100	Series I, Series II
Barsotti’s Inc.	United States	100	Common
Bauunternehmung Kittelberger GmbH	Germany	100	Ordinary*
Burman Griffiths Holdings Pty Ltd	Australia	100	Ordinary
Burman Griffiths Pty Ltd	Australia	100	Ordinary
Business Consultancy Group Limited	England & Wales	100	Ordinary
Camden County Energy Recovery Corp.	United States	100	Common
Campro AGRA Limited	Canada	100	Common
Castlecary Wind Farm Limited	England & Wales	100	Ordinary
CK Temple Holdings Ltd.	Canada	100	Class of A, Class of C, Class of E
Conequip, S.A.	Spain	100	Common
Continental Finance Company Ltd.	Bermuda	100	Common
Energia Holdings, LLC	United States	100	Membership Interest
Energy, Safety and Risk Consultants (UK) Limited	England & Wales	100	Ordinary
Entec Holdings Limited	England & Wales	100	A Ordinary, B Ordinary, C Ordinary
Entec Investments Limited	England & Wales	100	Ordinary
Equipment Consultants, Inc.	United States	100	Common
Exergy Engineering Services, S.A. de C.V.	Mexico	100	Min. Fixed Capital
Exergy Engineering, S.A. de C.V.	Mexico	100	Min. Fixed Capital
Fast Reactor Technology Limited	England & Wales	51	Ordinary
Financial Services S.à r.l.	Luxembourg	100	Capital
Foster Wheeler (G.B.) Limited	England & Wales	100	Common
Foster Wheeler (Gibraltar) Holdings Limited	Gibraltar	100	Redeemable Preference, Ordinary
Foster Wheeler (London) Limited	England & Wales	100	Common
Foster Wheeler (Malaysia) Sdn. Bhd.	Malaysia	100	Class of A, Class of B
Foster Wheeler (Nigeria) Limited	Nigeria	100	Common
Foster Wheeler (Philippines) Corporation	Philippines	100	Common
Foster Wheeler (Process Plants) Limited	England & Wales	100	Common
Foster Wheeler (QLD) Pty Ltd	Australia	100	Common
Foster Wheeler (Thailand) Limited	Thailand	100	Common
Foster Wheeler (WA) Pty Ltd	Australia	100	Ordinary
Foster Wheeler America Latina, Ltda.	Brazil	100	Quotas
Foster Wheeler Andes, Inc.	United States	100	Common
Foster Wheeler Asia Limited	United States	100	Common
Foster Wheeler Avon, Inc.	United States	100	Common
Foster Wheeler Caribe Corporation, C.A.	Venezuela	100	Common
Foster Wheeler Chile, S.A.	Chile	100	Common
Foster Wheeler Colombia S.A.S.	Colombia	100	Shares
Foster Wheeler Constructors de Mexico S. de R.L. de C.V.	Mexico	100	Ordinary
Foster Wheeler Continental B.V.	Netherlands	100	Common
Foster Wheeler Development Corporation	United States	100	Common
Foster Wheeler E&C (Malaysia) Sdn. Bhd.	Malaysia	70	Ordinary
Foster Wheeler E&C Argentina S.A.	Argentina	100	Registered
Foster Wheeler E&C Limited	England & Wales	100	Common
Foster Wheeler Eastern Private Limited	Singapore	100	Common
Foster Wheeler Energy Corporation	United States	100	Common

Amec Foster Wheeler Annual report and accounts 2015	197

Related undertakings continued

As at 31 December 2015

Name	Jurisdiction	% interest	Class of shares
Foster Wheeler Energy Manufacturing, Inc.	United States	100	Common
Foster Wheeler Engineering A.G.	Switzerland	100	Common
Foster Wheeler Environmental (UK) Limited	England & Wales	100	Common
Foster Wheeler Environmental Company Nigeria Limited	Nigeria	87	Ordinary
Foster Wheeler Environmental Corporation	United States	100	Common
Foster Wheeler Europe	England & Wales	100	Ordinary
Foster Wheeler Europe B.V.	Netherlands	100	Common
Foster Wheeler Finance LLC	United States	100	Membership Interest
Foster Wheeler Hellas Engineering and Construction Societe Anonyme	Greece	100	Common
Foster Wheeler Holdings Ltd.	Bermuda	100	Common
Foster Wheeler Hydrox, Inc.	United States	100	Common
Foster Wheeler Inc.	United States	100	Common
Foster Wheeler Intercontinental Corporation	United States	100	Common
Foster Wheeler International Corporation	United States	100	Common
Foster Wheeler Kazakhstan LLP	Kazakhstan	100	Shares
Foster Wheeler Limited	England & Wales	100	Common
Foster Wheeler LLC	United States	100	Membership Interest
Foster Wheeler Ltd.	Bermuda	100	Common
Foster Wheeler Maintenance, Inc.	United States	100	Common
Foster Wheeler Management AG	Switzerland	100	Ordinary
Foster Wheeler Management Limited	England & Wales	100	Ordinary
Foster Wheeler Middle East Corporation	United States	100	Common
Foster Wheeler Operations, Inc.	United States	100	Common
Foster Wheeler Petroleum Development Limited	England & Wales	100	Common
Foster Wheeler Petroleum Services S.A.E.	Egypt	100	Ordinary
Foster Wheeler Real Estate Development Corp.	United States	100	Common
Foster Wheeler Realty Services, Inc.	United States	100	Common
Foster Wheeler Santiago, Inc.	United States	100	Common
Foster Wheeler Services, Inc.	United States	100	Common
Foster Wheeler Trading Company, Ltd.	Bermuda	100	Common
Foster Wheeler US Power Group Inc.	United States	100	Common
Foster Wheeler Virgin Islands, Inc.	United States	100	Common
Foster Wheeler World Services Limited	England & Wales	100	Common
Foster Wheeler Zack, Inc.	United States	100	Common
FW (Gibraltar) Limited	Gibraltar	100	Ordinary
FW Chile Holdings 2 Limited	England & Wales	100	Ordinary
FW Chile Holdings Ltd.	Cayman Islands	100	Shares
FW Energie B.V.	Netherlands	100	Common
FW Europe B.V.	Netherlands	100	Common
FW Europe Financial Holdings S.à r.l.	Luxembourg	100	Shares
FW European E & C Ltd.	Bermuda	100	Common
FW Financial Holdings GmbH	Switzerland	100	Membership Interest
FW Holdings S.à r.l.	Luxembourg	100	Shares
FW Hungary Licensing Limited Liability Company	Hungary	100	Ownership Interest
FW Investment Holdings S.à r.l.	Luxembourg	100	Class of B, Ordinary
FW Investments Limited	England & Wales	100	Ordinary
FW Management Operations, Ltd.	Bermuda	100	Common
FW Netherlands C.V.	Netherlands	100	Partnership Interest
FW TURNA S.r.l.	Italy	100	Common
FWPS Specialty Products, Inc.	United States	100	Common
Geosafe Australia Pty Ltd	Australia	100	Ordinary
Global Carbon Pty Ltd	Australia	100	Ordinary
Global Mining Projects and Engineering, S.A. de C.V.	Mexico	100	Capital
GRA Technology Pty Ltd	Australia	100	Ordinary
Graf-Wulff US Corp.	United States	100	Common
GRD Asia Holdings Pty Ltd	Australia	100	Ordinary
GRD Asia Pty Ltd	Australia	100	Ordinary
GRD Developments Pty Ltd	Australia	100	Ordinary
GRD ESAP Pty Ltd	Australia	100	Ordinary
GRD Investments Pty Ltd	Australia	100	Ordinary
GRD New Zealand Pty Ltd	Australia	100	Ordinary, Redeemable
GRD Normet Pty Ltd	Australia	100	Ordinary
GRD Oil & Gas Pty Ltd	Australia	100	Class of A
GRD Pty Ltd	Australia	100	Ordinary
GRD Renewables Pty Ltd	Australia	100	Ordinary
GRD Waste Pty Ltd	Australia	100	Ordinary
Hilton Wind Farm Limited	England & Wales	100	Ordinary
Howe AGRA Limited	Canada	100	Common
IDC Property Investments Limited	England & Wales	100	Ordinary
Ingen Holdings Limited	Scotland	100	Ordinary
Ingen-Ideas Limited	Scotland	100	Ordinary

198	Amec Foster Wheeler Annual report and accounts 2015

Name	Jurisdiction	% interest	Class of shares
James Scott Engineering Group Limited	Scotland	100	Ordinary†, Cumulative Preference†,
			2nd Cumulative Preference†
James Scott Limited	Scotland	100	Ordinary
KEC International Pty Ltd	Australia	100	Ordinary
KIG Immobilien Beteiligungsgesellschaft mbH (internal: KIG I GmbH)	Germany	100	Ordinary
KIG Immobiliengesellschaft mbH & Co. KG (Internal: KIG I KG)	Germany	100	Ordinary
King Wilkinson, Inc.	United States	100	Common
Kirfield Pty Ltd	Australia	100	Ordinary
Kromav Engenharia S.A.	Brazil	50	Ordinary
Lewis Wind Power Holdings Limited	England & Wales	100	Ordinary
Macraes New Zealand Pty Ltd	Australia	100	Ordinary
MACTEC Architectural Services, Inc.	United States	100	Common
MACTEC Constructors, Inc.	United States	100	Common
MACTEC Consulting, LLC	United States	100	Interest
MACTEC E&C International, Inc.	United States	100	Common
MACTEC E&C, LLC	United States	100	Interest
MACTEC Engineering and Consulting, Sociedad Anonima (Nicaragua)	Nicaragua	98	Common*
MACTEC Environmental Consultants, Inc.	United States	100	Common
MACTEC Mexico S.A. de C.V.	Mexico	100	Common
Martinez Cogen Limited Partnership	United States	99	Partnership Interest
MASA Ventures Limited	Canada	100	Common
MASA Ventures, Inc.	United States	100	Common
McCullough Associates, Inc.	United States	100	Common
MDIC Inc.	United States	100	Common
MDM Africa Holdings (Pty) Ltd	South Africa	100	Ordinary
MDM Engineering (Pty) Ltd	South Africa	100	Ordinary
MDM Engineering Group Limited	British Virgin Islands	100	Shares
MDM Engineering Investments Ltd	Mauritius	100	Shares
MDM Engineering Projects Ltd	Mauritius	100	Shares
MDM Engineering SPRL	Belgium	100	Ordinary
MDM Projects-Tanzania Limited	Tanzania	100	Common
MDM Technical Africa (Pty) Ltd	South Africa	100	Class of A
MDM UK Finance Limited	England & Wales	100	Ordinary
Metal and Pipeline Endurance Limited	England & Wales	100	Ordinary
Minproc Engineers Pty Ltd	Australia	100	Ordinary
Minproc Group Superannuation Pty Ltd	Australia	100	Ordinary
Minproc Overseas Projects Pty Ltd	Australia	100	Ordinary
Minproc Projects (Ghana) Pty Ltd	Australia	100	Ordinary
Minproc Technology Pty Ltd	Australia	100	Ordinary
Monenco Jamaica Limited	Jamaica	100	Ordinary*
Monenco Nigeria Limited	Nigeria	60	Ordinary
Montreal Engineering (Overseas) Limited	Bahamas	100	Ordinary
Mossel Bay Energy IPP (proprietary) Limited (RF)	South Africa	90	Common
National Nuclear Corporation Limited	England & Wales	100	Ordinary
NexDSS, Inc.	United States	100	Common
NorthAm Engineering, S.A. de C.V.	Mexico	100	Class I Series A, Class I Series B,
			Class II Series A1, Class II Series B1
Nuclear Consultants International (Proprietary) Limited	South Africa	84.9	Ordinary
Nucleus Training Limited	England & Wales	100	B Ordinary
Octagon International Properties Pty Ltd	Australia	100	Class of A
OOO Amec Foster Wheeler	Russian Federation	100	Quota
OOO Foster Wheeler Energia	Russian Federation	100	Ordinary
OPE O&G Asia Pacific Pte. Ltd.	Singapore	100	Ordinary
Operations Analysis, Inc.	United States	100	Common
OS Marine Access UK Limited	Scotland	100	Ordinary
P.E. Consultants, Inc.	Mauritius	100	A Ordinary, B Ordinary
Performance Improvements (PI) Group Limited	Scotland	100	Class of A, Class of C
Performance Improvements (PI) Limited	Scotland	100	A Ordinary, C Ordinary
Perryville Corporate Park Condominium Association, Inc.	United States	66.66	Unit Holder Interest
Perryville Service Company Ltd.	Bermuda	100	Common
PI Energy & Emissions Limited	Scotland	100	Class of A, Class of B
PI Gas Turbines Limited	Scotland	100	Ordinary
PI Group B.V.	Netherlands	100	Ordinary
PI TMC B.V.	Netherlands	100	Ordinary
Press Construction Limited	England & Wales	100	Ordinary†
Primat Recruitment Limited	England & Wales	100	Ordinary†
Process Consultants, Inc.	United States	100	Common
Process Industries Agency Limited	England & Wales	100	Common
Process Plants Suppliers Limited	England & Wales	100	Common
PT AGRA Monenco	Indonesia	100	Ordinary
PT Amec Foster Wheeler Indonesia	Indonesia	84.62	Class of A

Amec Foster Wheeler Annual report and accounts 2015	199

Related undertakings continued
As at 31 December 2015

Name	Jurisdiction	% interest	Class of shares
PT Foster Wheeler O&G Indonesia	Indonesia	90	Ordinary
PT Simons International Indonesia	Indonesia	100	Ordinary
QED International (Kazakhstan) Limited Liability Partnership	Kazakhstan	100	Capital
QED International (UK) Limited	Scotland	100	Ordinary
QED International FZ LLC	United Arab Emirates	100	Capital
QED International LLC	United States	100	Membership Interest
QED International Ltd	Mauritius	100	Ordinary
QEDI Commissioning and Completions (Canada) Limited	Canada	100	Common
Qedi Completions & Commissioning Pty Ltd	Australia	100	Ordinary
Rider Hunt International (Alberta) Inc.	Canada	100	Common, Preference
Rider Hunt International (Malaysia) Sdn Bhd	Malaysia	100	Ordinary
Rider Hunt International (Singapore) Pte Limited	Singapore	100	Ordinary
Rider Hunt International (USA) Inc.	United States	100	Common
Rider Hunt International (WA) Pty Ltd	Australia	100	Ordinary
Rider Hunt International B.V.	Netherlands	100	Ordinary
Rider Hunt International Limited	England & Wales	100	Ordinary
S2V Consulting Pty Ltd	Australia	100	Ordinary
Sandiway Solutions (No 3) Limited	England & Wales	100	Ordinary†
Scopus Engineering Holdings Ltd	Scotland	100	Ordinary
Scopus Engineering Limited	Scotland	100	Ordinary
Scopus Group (Holdings) Limited	Scotland	100	A Ordinary, B Ordinary, C Ordinary
Sehold, Inc.	United States	100	Common
Sellafield Limited	England & Wales	100	Ordinary
SIE Siam Limited	Thailand	100	Common
Sigma 2 AFW Limited	England & Wales	100	Ordinary†
Sigma Financial Facilities Limited	England & Wales	100	Ordinary†
Simons International Engineering Ltd.	Thailand	100	Common
Simons Pacific Services Pte Ltd.	Singapore	100	Ordinary
Simons-Eastern Consultants, Inc.	United States	100	Common
South Shore Nominees Pty Ltd	Australia	100	Ordinary
Specialist Equipment Solutions Limited	England & Wales	100	Ordinary†
Terra Nova Technologies Australia Pty Ltd	Australia	100	Ordinary
Terra Nova Technologies, Inc.	United States	100	Common
The IDC Group Limited	England & Wales	100	Ordinary†
Thelco Co.	United States	100	Common
Touchstone General Contracting, Engineering Consultancy and Project Management LLC	Iraq	100	Ordinary
Tray (UK) Limited	England & Wales	100	Preference, Ordinary
Tray Field Services Limited	England & Wales	100	Common
Tray, Inc.	United States	100	Common
William Ellis (Etchingham) Limited	England & Wales	100	Ordinary†, Preference†
York Jersey Liability Ltd.	Bermuda	100	Common

Joint ventures
	%
Name	interest	Address
ABV Consultants Ltd.	50	Suite 400, 111 Dunsmuir Street, Vancouver, BC, V6B 5W3, Canada
ACM Health Solutions Limited	33.33	Carillion House, 84 Salop Street, Wolverhampton, WV3 0SR, England
AFWA DUBA Salina Cruz, S. de R.L. de C.V.	50	Carlos Salazar, #2333, Colonia Obrera, Monterrey, Nuevo Leon, Mexico
AMEC - Merrick Joint Venture, LLC	60	Suite 100, 780 Vista Blvd., Sparks, NV, 89434, United States
AMEC - SAI Joint Venture, LLC	50	Suite 180, 751 Arbor Way, Blue Bell, PA, 19422-1951, United States
AMEC BKW Arabia Limited	50	Al Khobar - Saudi Arabia, Saudi Arabia
AMEC Black & McDonald Limited	50	11 Frazee Avenue, Dartmouth, NS, B3B 1Z4, Canada
AMEC Black Cat LLC	49	5th Floor Al Aqaria Tower, Building No. 34, Museum Street, Old Salata Area,
		Street 970, Zone 18, P.O Box No. 24523 Doha, Qatar
Amec Foster Wheeler Energy Ltd and Partners Engineering Company	50	Karawan Towers, South Block, King Faisal Road, Al-Khobar, Saudi Arabia
Amec Foster Wheeler Power Machinery Company Limited	52	East Zone, Jinguzhou, Xinhui District, Phone # 86-750-6390311,
		Fax# 86-750-6391312, Jiangmen City, China
AMEC Larastia Sdn. Bhd.	49	Suite 10.2, Level 10, East Wing, Rohas Perkasa, No.8 Jalan P. Ramlee, 50250
		Kuala Lumpur, Malaysia
AMEC Libya Engineering Consultancy JSC	65	MAPEL Compound KM., 27 Ghaser Bengashir, P.O. Box 83306, Tripoli, Libyan
		Arab Jamahiriya
AMEC Samsung Oil & Gas, LLC	49	10777 Clay Road, Houston, TX, 77041-5497, United States
Beca AMEC Limited	50	Ground Floor, Beca House, 21 Pitt Street, Auckland, 1010, New Zealand
Boldt AMEC LLC	40	2525 North Roemer Road, Appleton, WI, 54912, United States
CEJV Ingeniería y Construcción Limitada	50	Av. Isidora Goyenechea 2800, Floor 32, Las Condes, Santiago, 7550647, Chile
Centro Energia Ferrara S.p.A.	41.65	P.le Privato G. Donegani, 12, Ferrara, Tel. 0532-597757, Fax 0532-597766,
		Milan, 44100, Italy
Centro Energia Teverola S.p.A.	41.65	Via Andrea Doria 41/G, Roma, 00192, Italy
Clough AMEC Beca Ltd	33.33	Ground Floor, Beca House, 21 Pitt Street, Auckland, 1010, New Zealand

200	Amec Foster Wheeler Annual report and accounts 2015

	%
Name	interest	Address
Clough AMEC Pty Ltd	50	Level 12, 58 Mounts Bay Road, Perth, 6000, Australia*
Clough AMEC SEA Pte Ltd	50	991E Alexandra Road, #01-25, 119973, Singapore
Consorcio AMEC CADE / PSI Consultores Limitada	50	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Consorcio Consultor Systra / Cade Idepe / Geoconsult Limitada	40	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Consorcio de Ingeniería Geoconsult Cade Idepe Limitada	50	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Consorcio de Ingeniería Systra Cade Idepe Limitada	50	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Construcciòn e Ingenierìa Chile FI Limitada	50	Avenida Andrés Bello 2711, Piso 22 - Comuna Las Condens, Santiago, Chile
Construcciòn e Ingenieria FIM Chile,Limitada	33.33	Avenida Santa Maria 2810, Comuna de Providencia, Santiago, Chile
COPEL-AMEC S/C Ltda.	47.5	Rua Carneiro Lobo, No. 468, conjuntos 1301 a 1303, Centro Empresarial
		Champs Elysees, Curitiba, State of Parana, Brazil*
Core Tech - Amec Foster Wheeler, LLC	50	Suite 180, 751 Arbor Way, Blue Bell, PA, 19422-1951, United States
Enutek (Pty) Ltd	50	8 Wolseley Street, Woodmead East, 2157, South Africa
F. & N.E. Limited	50	Croft Road, Crossflatts, Bingley, West Yorkshire, BD16 2UA
F.& N.E. (1990) Limited	50	Croft Road, Crossflatts, Bingley, West Yorkshire, BD16 2UA
FluorAMEC, LLC	49	2711 Centerville Rd., Suite 400, Wilmington, New Castle, DE, 19808,
		United States
FLUOR AMEC II, LLC	45	100 Fluor Daniel Drive, Greenville, SC, 29607-2770, United States
Foster Wheeler (Hebei) Engineering Design Co., Ltd.	49	CEFOC Information Mansion, Zhongshan West Road No. 356, Shijiazhuang,
		China
Foster Wheeler Kentz Energy Services DMCC	50	PO Box 26593, Unit 3601, Tiffany Tower, Cluster W, Jumeirah Lakes Towers,
		Dubai, United Arab Emirates
Incheon Bridge Co. Ltd	23	3, Incheondaegyo Expressway, Jung-gu, Incheon, Republic of Korea
Isgec Foster Wheeler Boilers Private Limited	49	Radaur Road, Yamunanagar 135001, Haryana, India
Isolux Monenco Medio Ambiente S.A.	49	Calle Juan Bravo, 3-C, Madrid, 28006, Spain
King Wilkinson (Saudi Arabia) Limited	50	PO Box 1110, Al Khobar, 31952, Saudi Arabia
Lewis Wind Power Limited	50	EDF Energy, GSO Business Park, East Kilbride, G74 5PG, Scotland
Lomellina Energia S.r.l.	39.2	Vecchia Strada Vicinale per Vigevano, Parona, Pavia, 27020, Italy
MF Waste S.r.l.	49	Via XXV Aprile, 18, Rovato, 25038, Italy
Nan - Amec Foster Wheeler, LLC	50	98-1238 Kaahumanu St., Suite 400, Pearl City, HI, 96782, United States
NorthEast Power Alliance, LLC	47	1979 Lakeside Parkway, Suite 400, Tucker, GA, 30084, United States
Northern Integrated Services Limited	50	Ledingham Chalmers, Johnstone House, 52-54 Rose Street, Aberdeen,
		AB10 1HA, Scotland†
Nuclear Management Partners Limited	36	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
OTEPI Foster Wheeler, S.A.	50	Zona Rental Universidad Metropolitana, Edificio Otepi, Terrazas del Avila,
		Caracas 1070, Edo Miranda, VE
Paragon Angola Engenharia e Serviços, Limitada	60	Largo do Pescador no 8, IIha de Luanda, Luanda, Angola
Petropower Energia Limitada	85	Milaflores Street No. 222, 24th Floor, City and Commune of Santiago, CL
PT AMEC Berca Indonesia LLC	50	JI. Cikini Raya No. 95, CCM Building Floor 4 th, Jakarta Pusat, 10330,
		Indonesia
PWR Power Projects Limited	50	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Road Management Services (A13) Holdings Limited	25	Carillion House, 84 Salop Street, Wolverhampton, WV3 0SR, England
Road Management Services (A13) plc	25	Carillion House, 84 Salop Street, Wolverhampton, WV3 0SR, England
Runway Omega B.V.	50	Kosterijland 20, 3981 AJ, Bunnik, Netherlands
Shanghai Zone Petrochemical Engineering Co., Ltd	50	No. 143 Jinyi Road, Jinshan District, Shanghai, 200540, China
Sigma 3 (North Sea) Limited	66.66	C/O CMS Cameron McKenna, 6 Queens Road, Aberdeen, AB15 4ZT,
		United Kingdom
Socar-Foster Wheeler Engineering LLC	35	88A Zardaby Avenue,Baku, Azerbaijan
South Kensington Developments Limited	50	Portland House, Bickenhill Lane, Solihull, Birmingham, B37 7BQ, England,
		United Kingdom
SSBV Consultants Inc.	33.33	Suite 400, 111 Dunsmuir Street, Vancouver, BC, V6B 5W3, Canada
Teshmont Consultants Inc.	50	1190 Waverley Street, Winnipeg, MB, R3T 0P4, Canada
UK Nuclear Restoration Limited	50	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Voreas S.r.l.	50	Via S. Caboto 15, Corsico, Milan, 20094, Italy

Associates
Name	Jurisdiction	% interest	Class of shares
AMEC Al Turki LLC	Oman	35	Ordinary
Foster Wheeler Adibi Engineering	Iran (Islamic Republic of)	45	Class of B
Teshmont Consultants LP	Manitoba	30	Partnership Interest
Teshmont GP Inc.	Manitoba	30	Common

†Directly held by Amec Foster Wheeler plc

#Class A, B, C, D, E, F and G Redeemable Preference shares exist

*In liquidation

Amec Foster Wheeler Annual report and accounts 2015	201

Five-year record (unaudited)

Consolidated income statement data
							Year ended 31 December
							Restated[1]		Restated[1]
£m unless stated	2015		2014		2013		2012		2011
Continuing operations
Revenue	5,455		3,993		3,974		4,088		3,133
Adjusted profit before tax[2]	334		317		332		327		316
Exceptional items	(121)		(98)		(25)		(24)		(6)
Amortisation and impairment of intangible assets	(444)		(49)		(47)		(44)		(39)
Net asbestos-related income/(expense)	6		(9)		–		–		–
Share of tax of joint ventures	(10)		(6)		(5)		(5)		(7)
Profit before tax	(235)		155		255		254		264
Income tax	(18)		(49)		(69)		(47)		(53)
Profit from continuing operations	(253)		106		186		207		211
(Loss)/profit from discontinued operations	(4)		(27)		(8)		2		16
Profit for the year	(257)		79		178		209		227
Earnings per ordinary share
Continuing operations:
– Basic	(66.1	)p	36.1	p	63.8	p	65.2	p	64.4	p
– Adjusted diluted[3]	67.7	p	79.5	p	87.2	p	78.6	p	71.6	p
Total operations:
– Basic	(67.2	)p	27.2	p	61.1	p	65.8	p	69.2	p
– Diluted	(67.2	)p	26.5	p	59.8	p	64.6	p	67.8	p
Dividends per ordinary share[4]	29.0	p	43.3	p	42.0	p	36.5	p	30.5	p
Dividend cover[5]	2.3	x	1.8	x	2.1	x	2.2	x	2.3	x

Consolidated balance sheet data
									As at 31 December
			2014
£m unless stated	2015		(restated)		2013		2012		2011
Goodwill and other intangible assets	3,025		3,443		907		969		848
Other non-current assets	675		599		253		245		203
Current assets	1,872		2,023		1,224		1,304		1,404
Total assets	5,572		6,065		2,384		2,518		2,455
Current liabilities	(2,261)		(2,292)		(1,004)		(1,151)		(828)
Non-current liabilities	(1,703)		(1,777)		(256)		(284)		(253)
Net assets	1,608		1,996		1,124		1,083		1,374
Share capital	197		194		152		154		169
Other reserves	1,402		1,780		970		925		1,204
Equity attributable to holders of the parent	1,599		1,974		1,122		1,079		1,373
Non-controlling interests	9		22		2		4		1
Total equity	1,608		1,996		1,124		1,083		1,374
Number of ordinary shares in issue (millions)	393		389		304		308		338
Net working capital	167		75		99		54		55
Net (debt)/cash	(946)		(803)		121		99		521

1	The selected financial data set out above has been extracted from the consolidated financial statements for the relevant year prepared in accordance with IFRS except that the income statement data for 2012 and 2011 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued operation and the adoption of IAS 19 (Revised 2011) ‘Employee Benefits’. The 2014 balance sheet was restated following the completion of the fair value assessment on the carrying amounts of assets and liabilities recognised on the acquisition of Foster Wheeler.

2	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

3	Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

4	The dividend for 2015 includes the proposed final dividend for the year of 14.2p per ordinary share.

5	Dividend cover represents the dividend per ordinary share as a multiple of adjusted diluted earnings per share from continuing operations.

202	Amec Foster Wheeler Annual report and accounts 2015

Glossary

ADSs	American Depositary Shares, evidenced by ADRs, the form in which the Company’s ordinary shares are traded on the NYSE
ADRs	American Depositary Receipts, issued in respect of ordinary shares deposited with State Street Bank & Trust Company, as custodian for the Depositary
AGM	Annual General Meeting of the Company’s shareholders
AMEC	used for convenience to refer to the Company and its subsidiaries prior to the acquisition of Foster Wheeler, unless the context requires otherwise
Amec Foster Wheeler	used for convenience to refer to the Company and its subsidiaries, unless the context requires otherwise
the Articles	the Company’s Articles of Association, which set out the Company’s constitution
Basis point	one hundredth of one percentage point
the board	the collective term for the executive and non-executive directors of the Company
CEO	Chief Executive
CFO	Chief Financial Officer
the Code	the UK Corporate Governance Code issued by the FRC (formerly the Combined Code)
the Companies Act 2006	the Companies Act 2006 of England and Wales, as amended
the Company	Amec Foster Wheeler plc, formerly AMEC plc
the Depositary	Deutsche Bank Trust Company Americas, the Depositary for the Company’s ADR programme
Downstream	the refining or processing of crude oil into finished fuel products
the DRIP	the Dividend Re-Investment Plan operated by the Company
the DTRs	the Disclosure & Transparency Rules of the UKLA
E&C	Engineering & Construction
E&I	Environment & Infrastructure
EPC	Engineering, Procurement & Construction (conducted on a fixed price basis)
EPCM	Engineering, Procurement & Construction Management (conducted on a cost-reimbursable basis)
the EU	the European Union
Euro or €	the common currency used in the majority of the member countries of the EU
the FCA	the UK Financial Conduct Authority
Foster Wheeler	used for convenience to refer to Foster Wheeler AG and its subsidiaries, unless the context requires otherwise
the FRC	the UK Financial Reporting Council
GPG	the Global Power Group, one of the Group’s business units
the Group	the Company and its subsidiaries
HMRC	Her Majesty’s Revenue & Customs, the UK taxation authority
HVEC	High Value Execution Centre
the IASB	the International Accounting Standards Board
IFRS	International Financial Reporting Standards, comprising accounting standards issued by the IASB
the IRC	the US Internal Revenue Code of 1986, as amended
the IRS	the Internal Revenue Service, the US taxation authority
LIBOR	London Interbank Offered Rate, a benchmark interest rate for instruments of the specified currency and maturity
NASDAQ	the National Association of Securities Dealers Automated Quotations
the NYSE	the New York Stock Exchange
a PFIC	a Passive Foreign Investment Company for US federal income tax purposes
Pound sterling, £, pence or p	the currency of the UK
SDRT	Stamp Duty Reserve Tax
the SEC	the US Securities and Exchange Commission
SOX	the US Sarbanes-Oxley Act of 2002
UK	the United Kingdom of Great Britain and Northern Ireland
UK GAAP	accounting practice generally accepted in the UK
UKLA	UK Listing Authority
Upstream	the exploration, production and transportation of oil and gas
US	the United States of America
US dollars, US $, cents or c	the currency of the US
US GAAP	accounting principles generally accepted in the US

Amec Foster Wheeler Annual report and accounts 2015	203

Forward-looking statements

This annual report contains a number of ‘forward-looking statements’ with respect to the Group’s financial condition, results of operations and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to:

►	our expectations regarding the Group’s financial and operating performance, including statements contained within the strategic report on pages 1 to 39 of this document, including the Outlook statement on page 37, and the performance of joint ventures and newly-acquired businesses

►	intentions and expectations regarding the contracts entered into by the Group or by third parties, including new services, such as the supply of consultancy, engineering and project management services

►	expectations regarding the global economy and the Group’s operating environment, including future market conditions and trends

►	revenue and growth expected from Amec Foster Wheeler’s business and its expectations with respect to long-term shareholder value growth

►	our ability to acquire new contracts, expected growth prospects and growth in our customer base generally

►	expected benefits associated with the acquisition of Foster Wheeler

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as ‘will’, ‘anticipates’, ‘aims’, ‘could’, ‘may’, ‘should’, ‘expects’, ‘believes’, ‘intends’, ‘plans’ or ‘targets’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

►	global economic conditions or other macro-economic developments in the geographic regions and markets in which the Group operates, including fluctuations in exchange rates

►	changes in commodity prices which may impact demand for the Group’s services

►	the Group’s exposure to the risks associated with operating in emerging markets
►	the failure to meet customer expectations on project delivery, which could result in damage to reputation and/or loss of repeat business and potentially lead to litigation

►	long-term contracts which may be subject to early termination, variation or non-renewal provisions

►	projects included in the Group’s order book which may be delayed or cancelled

►	lump-sum contracts, which are subject to the risks associated with unanticipated modifications, technical problems and delays

►	the loss of senior management or difficulty in attracting and retaining appropriately skilled personnel

►	the failure to comply with health, safety and environmental laws

►	the possibility of major safety incidents that can lead to reputational damage and increase potential liabilities

►	obligations and liabilities relating to the Group’s divested and non-core businesses

►	the failure or security breaches of its information technology systems and/or data security

►	the failure to comply with anti-corruption laws and regulations, economic sanction programmes or other laws and regulations, which may result in the Group becoming subject to fines or penalties and the disruption of its business activities

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading ‘Risk factors’ on pages 167 to 171 of this document.

All subsequent written or oral forward-looking statements attributable to the Company or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, the Company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

204	Amec Foster Wheeler Annual report and accounts 2015

This report is printed using vegetable-based inks by CPI Colour, a carbon neutral registered printing company. CPI Colour is also certified to ISO 9001, ISO 14001, and holds the FSC® (Forest Stewardship Council) Chain of Custody.

This report is printed on Olin Smooth Absolute White, a paper produced from 100% ECF (elemental chlorine free) wood pulps from well managed forests certified in accordance with the rules of the FSC®. The producing mill is certified to ISO 14001.

Designed and produced by Langsford +44 (0) 20 7378 1457 www.langsford.co.uk

Amec Foster Wheeler plc

Annual report and accounts 2015

Registered office

Booths Park
Chelford Road
Knutsford
Cheshire
WA16 8QZ

UK

Head office

Old Change House
128 Queen Victoria Street
London
EC4V 4BJ

UK

Telephone: +44 (0) 20 7429 7500

www.amecfw.com

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Articles of Association of Amec Foster Wheeler plc (incorporated by reference to Exhibit 1.1 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

2.1	Form of Deposit Agreement among AMEC plc, Deutsche Bank Trust Company Americas, as depositary and the holders and beneficial owners of Amec Foster Wheeler ADSs (incorporated by reference to Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-198926), filed on 25 September 2014)

2.2	Credit Facilities Agreement, dated 13 February 2014, between AMEC plc and Bank of America Merrill Lynch International Limited, as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank plc, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc, as Original Mandated Lead Arrangers, and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

2.3	Global Transfer and Amendment Agreement, dated 28 March 2014, relating to a US$2,160,000,000 Credit Facilities Agreement, dated 13 February 2014, between AMEC plc and Bank of America Merrill Lynch International Limited, as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank plc, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc, as Original Mandated Lead Arrangers, and Bank of America Merrill Lynch International Limited, as Facility
Agent (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

2.4	Amendment and Restatement Agreement, dated 14 July 2014, relating to a US$2,160,000,000 Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014), between AMEC plc and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

2.5	Agreement, dated 13 February 2014 (as amended on 28 March 2014 and as amended and restated on 14 July 2014) relating to a US$2,260,000,000 Credit Facilities between AMEC plc and Bank of America Merrill Lynch International Limited as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank plc, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc as Original Mandated Lead Arrangers, BNP Paribas, London Branch, as Original Issuing Bank, and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

2.6	Credit Facilities Agreement, dated 1 March 2016, between Amec Foster Wheeler plc with Bank of China Limited, London Branch, Barclays Bank plc, BNP Paribas, Bank of America Merrill Lynch International Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd,

Crédit Agricole Corporate and Investment Bank, Citigroup Global Markets Limited, Intesa Sanpaolo Banking Group (Represented by Intesa Sanpaolo S.P.A., London Branch and Intesa Sanpaolo Bank Luxembourg S.A.), Lloyds Bank plc and The Royal Bank of Scotland plc, as Original Mandated Lead Arrangers, and Bank of America Merrill Lynch International Limited, as Facility Agent

4.1	Implementation Agreement, dated 13 February 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.2	Letter Agreement, dated 28 March 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.3	Deed of Amendment, dated 28 May 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.4	Second Deed of Amendment, dated 2 October 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.5	Merger Agreement between A-FW International Investments GmbH, AMEC International Investments BV and Foster Wheeler AG, dated 8 December 2014 (incorporated by reference to Exhibit 10.29 to the Post-Effective Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 19 December 2014)

4.6	Rules of the AMEC Performance Share Plan, dated 5 May 2011 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.7	AMEC Group Management Team Bonus Plan Rules 2013, dated 13 February 2013 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.8	AMEC Group Management Team Bonus Plan Rules 2014, dated 5 March 2014 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.9	Foster Wheeler AG Omnibus Incentive Plan, Amended and Restated Effective as of 13 November 2014 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-200169), filed on 13 November 2014)

4.10	Form of Indemnification Agreement for directors of AMEC plc (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.11	Simon Naylor Letter of Indemnity, dated 11 January 2012 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.12	John Pearson Letter of Indemnity, dated 11 January 2012 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.13	Indemnification Agreement between Foster Wheeler Ltd. and Gary T. Nedelka, dated 6 January 2009 (incorporated by reference to Exhibit 4.13 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.14	Employment Agreement between AMEC plc and Samir Brikho, dated 25 April 2007 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.15	Employment Agreement between AMEC plc and Ian McHoul, dated 2 July 2008 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.16	Employment Agreement between AMEC plc and Simon Naylor, dated 20 December 2012 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.17	Employment Agreement between AMEC plc and John Pearson, dated 11 July 2006 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.18	Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 1 June 2009 (incorporated by reference to Exhibit 4.18 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.19	First Amendment to the Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 1 January 2011 (incorporated by reference to Exhibit 4.19 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.20	Second Amendment to the Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 11 November 2013 (incorporated by reference to Exhibit 4.20 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.21	Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 6 January 2009 (incorporated by reference to Exhibit 4.21 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.22	First Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 21 December 2009 (incorporated by reference to Exhibit 4.22 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.23	Second Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 30 August 2010 (incorporated by reference to Exhibit 4.23 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.24	Third Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 12 April 2011 (incorporated by reference to Exhibit 4.24 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.25	Fourth Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, effective 1 January 2013 (incorporated by reference to Exhibit 4.25 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723)

filed on 14 April 2015)

4.26	J. Kent Masters Letter of Appointment, dated 2 October 2014 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.27	Stephanie Newby Letter of Appointment, dated 2 October 2014 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.28	Coordination and Settlement Agreement between AMEC plc and J. Kent Masters, dated 2 October 2014 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.29	Mandate Agreement between AMEC plc and J. Kent Masters, dated 2 October 2014 (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.30	Mandate Agreement between AMEC plc and Stephanie Newby, dated 2 October 2014 (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.31	Roy Franklin Letter of Appointment, dated 25 September 2015

4.32	Side Letter, dated 9 February 2016, to Employment Agreement between AMEC plc and Ian McHoul, dated 2 July 2008

8.1	Subsidiaries of Amec Foster Wheeler plc (incorporated by reference to the section of Amec Foster Wheeler plc’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 titled “Related undertakings”)

12.1	Certification of Ian McHoul filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Ian McHoul furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (such certifications are not deemed filed for purpose of Section 18 of the Securities Exchange Act of 1934 and not incorporated by reference to any filing under the Securities Act)

15.1	Consent of Ernst & Young LLP, independent registered public accounting firm to Amec Foster Wheeler plc

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

AMEC FOSTER WHEELER PLC

By:	/s/ Alison Yapp
Alison Yapp
General Counsel & Company Secretary

London, England

23 March 2016