Form 20-F
period 2016-12-31
Amec Foster Wheeler plc
filed 2017-04-28
CIK 1328798

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: .........

For the transition period from .......... to ..........

Commission file number 001-36723

AMEC FOSTER WHEELER PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Amec Foster Wheeler plc, Old Change House, 128 Queen Victoria Street

London EC4V 4BJ, United Kingdom

(Address of principal executive offices)

Alison Yapp

Chief General Counsel & Company Secretary

Amec Foster Wheeler plc, 1st Floor, Old Change House, 128 Queen Victoria Street

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

☐ Yes ☑ No

amec foster wheeler

Connected

excellence

amec
foster
wheeler

Amec Foster Wheeler plc

Annual report and accounts 2016

Welcome to Amec Foster Wheeler

Amec Foster Wheeler serves major corporations and government bodies in the oil, gas and chemicals, mining, power and process and environment and infrastructure markets.

Customers choose us because we help maximise the value of their assets by reducing the capital cost of construction and the lifetime cost of operation and maintenance. We do this through concept studies and design work, value engineering, consistent project delivery, developing innovative solutions and adopting technology to enhance efficiency.

We are a leading player in our markets and have a strong reputation for delivering and maintaining some of the world’s largest and most complex projects.

In March 2017, the board recommended an all share offer for the entire issued and to be issued share capital of the Company by John Wood Group. The board believes that a combination with John Wood Group will accelerate the delivery of the future value inherent in the Company.

Strategic report: overview
01	Performance highlights
02	Amec Foster Wheeler at a glance
06	Our business model
08	Chairman’s statement
09	Chief Executive Officer’s statement

Strategic report: strategic review
14	Our markets
16	Our strategy
22	Key performance indicators
24	Key contract wins and order book
25	People
28	Principal risks and uncertainties
33	Sustainability

Strategic report: performance review
34	Financial review

Governance
46	Chairman’s governance overview
47	Leadership and effectiveness
	47	Our board of directors
	50	Amec Foster Wheeler governance structure
	51	Board role and responsibilities
	52	Board composition
	53	The Chairman and Chief Executive Officer
	53	Senior Independent Director
	54	Non-executive Directors
	55	Board meetings
	56	Conflicts of interest
	57	Professional development
	58	Evaluation
	59	Nominations committee
	61	Our Executive committee
	63	Management committees
64	Accountability
	64	Risk management and internal control systems
	65	Audit committee
	70	Health, safety, security, environmental and ethics (HSSEE) committee
72	Remuneration
	72	Remuneration committee
	74	Directors’ remuneration report
89	Engagement
	89	Relations with shareholders
90	Directors’ report
93	Responsibility statements of the directors

Financials
94	Independent auditor’s report to the members of Amec Foster Wheeler plc
102	Report of independent registered public accounting firm on internal control over financial reporting
103	Report of independent registered public accounting firm
104	Consolidated income statement
105	Consolidated statement of comprehensive income
106	Consolidated balance sheet
107	Consolidated statement of changes in equity
110	Consolidated cash flow statement
112	Notes to the consolidated accounts
167	Company balance sheet
168	Company statement of changes in equity
169	Notes to the company accounts

Additional information
176	History and development
177	Risk factors
188	Performance measures
191	Prior year operating results
196	Information for shareholders
197	Other information
210	Cross reference to Form 20-F
212	Related undertakings
222	Five-year record (unaudited)
223	Glossary
224	Forward-looking statements

Performance highlights

Amec Foster Wheeler delivered resilient trading results for 2016. Despite continuing weakness in some key markets, we benefited from the diversity of our business, cost saving initiatives and the fall in sterling in the second half.

We have made good progress with our wide-ranging review of our strategy, organisational structure and cost base:

►	New leaner organisational structure introduced from 1 January 2017, focused on four market-facing business lines

►	Business line strategies refreshed, to focus on areas of greatest opportunity

►	Sustainable net cost reductions of £100m per year identified, with the full run rate reached by 2019

►	Progress made in delivering the non-core disposal programme

13 March 2017 announcement and offer from John Wood Group

The board has recommended an all share offer for the entire issued and to be issued share capital of the Company from John Wood Group, at an exchange ratio of 0.75 John Wood Group shares for each Amec Foster Wheeler share. Further details are available at www.amecfw.com/investors/offer-by-wood-group-plc

►	The offer from John Wood Group meant that the Company ceased preparation for a rights issue of approximately £500m designed to strengthen the balance sheet. We also announced our intention to suspend future dividends until the Company is generating sustainable free cash flow

Adjusted measures used by the Group, such as adjusted profit before tax and adjusted diluted EPS, are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures on pages 188 to 190.

Notes

1	Continuing operations.

2	Figures for 2012 have been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued operation and the adoption of IAS 19 (Revised 2011) ‘Employee Benefits’.
3	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

4	Adjusted diluted earnings per share represents profit for the year before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

Amec Foster Wheeler Annual report and accounts 2016	01

Amec Foster Wheeler at a glance

What we do

Our customers’ operations rely on their assets, ranging from oil platforms to power plants and mines. We help them maximise the value of these assets throughout their lifecycle.

We offer similar services in each of our markets and many of our capabilities are transferable across markets.

We deliver our services around the world through approximately 35,000 highly skilled people, including engineers, project managers, consultants and scientists. As a people-based business, our operating model is low risk and asset light (see pages 6 to 7).

Consulting and front end
Consulting with our customers to determine what they require from their assets.

Execution/design and construction
Conceptualising and designing their capital projects.

Hook-up and commissioning
Overseeing the installation and commissioning of these assets.

Asset support
Providing services and consultancy to operate, maintain and enhance assets.

Decommissioning and remediation
Helping customers to decommission assets at the end of their economic use.

Well positioned across the life cycle of our customers' assets

Project viability review

Greenfield projects

Brownfield projects

O&M support

Late life management

Environmental services

02	Amec Foster Wheeler Annual report and accounts 2016

Our business lines

Since 1 January 2017, we have organised our operations into four global market-facing business lines. This structure aligns our organisation with our customers, helping us to meet their needs more effectively and efficiently.

Oil, Gas & Chemicals

The Oil, Gas & Chemicals value chain has three segments: upstream, which involves exploration and production; midstream, which includes transportation and natural gas processing; and downstream, which is mainly the refining and petrochemical industries.

We operate in every part of the project delivery phase of this value chain, except early cycle exploration and drilling.

The majority of our upstream activity is currently in conventional oil and gas fields, in particular offshore oil facilities, providing feasibility studies, front-end engineering design, detailed engineering, project management, hook up and commissioning, and asset support services.

In midstream, we support assets focused on storage and transport for both onshore and offshore facilities, as well as gas monetisation projects. For downstream customers, we focus on refinery projects and chemicals.

We serve a broad range of customers, including international oil companies, national oil companies and independent operators in Europe, the Americas, the Middle East, Africa, the Caspian, Southeast Asia and China.

Mining

We provide mining consultancy (including ore resource estimation, mine planning and feasibility studies), design, and project and construction management services to a range of mining companies, primarily in the Americas and Africa.

The Mining business is intentionally diversified and we have developed technical capabilities in a range of commodities, which differentiate us from our competitors. We have a strong position in the recent growth commodities of potash, gold and lithium, among others.

The breadth of our capabilities allows us to respond to growing demand for a particular commodity and to mitigate the impact of market volatility and changing customer focus.

Terra Nova Technologies is a project group within the Mining business that designs and builds material handling solutions, such as high speed conveyor belts and crushing plants, for new and existing mines.

Power & Process

In renewables, our focus is on delivering customer projects, primarily for local utilities. We provide a full-service engineering, procurement and construction solution for wind, solar, biomass and biofuels projects. US solar is our primary market in Power.

Within the conventional power market, we work with utilities to upgrade and modify their existing assets, often in relation to environmental or regulatory compliance requirements, by providing consulting and engineering services, as well as project delivery solutions.

We also have an extensive track record of serving a broad range of industrial customers, such as the pulp and paper industry, with their process, steam and power needs. We provide them with consulting and engineering services, as well as project delivery solutions.

Environment & Infrastructure

Our Environment & Infrastructure business focuses on environmental consulting, engineering design and programme and construction management.

We offer complete solutions to public and private-sector customers worldwide. Our customers benefit from experts with a broad understanding of local conditions, coupled with easy access to world-renowned technical expertise.

By positioning ourselves as a trusted partner at the beginning of a project – often the early site development and permitting stage – we can deliver comprehensive solutions across the lifecycle of our customers’ assets.

Our Environment & Infrastructure business consists of the following sectors: water; transportation; civil infrastructure; government; and industrial and pharmaceutical.

Customers include the US Federal Government, which is the largest procurer of environmental services in the world.

Amec Foster Wheeler Annual report and accounts 2016	03

Amec Foster Wheeler at a glance continued

Total revenue 2016
£5.4bn

Legacy reporting

For the year ended 31 December 2016, our business was organised into four business units. Three had geographical remits, namely the Americas; Northern Europe and the Commonwealth of Independent States; and Asia, Middle East, Africa and Southern Europe. The fourth business unit, the Global Power Group, had a global remit. Descriptions of these business units, and how each performed during 2016, can be found in the Financial Review on pages 34 to 45.

Investment Services

In addition to the business units described above, Investment Services manages the Company’s non-core and legacy assets and liabilities. These now include the European Transmission and Distribution operations and two wind farms in Northern Europe.

Where we operate

Amec Foster Wheeler operates in more than 55 countries and is headquartered in London, UK.

Employees 2016
35k

04	Amec Foster Wheeler Annual report and accounts 2016

The customers we serve

We work for a wide range of customers, from blue-chip companies to national and local governments. Our major customers include:

BP	K&S Potash Canada
ConocoPhillips	KOC
Dominion	Kuwait National Petroleum Co
Duke Energy	National Grid
Enel Green Power	Petra Diamonds
Engie	Repsol Sinopec
Enterprise Products Operating LLC	Sempra
ExxonMobil	Southern Company
Georgia Pacific	US Army Corps of Engineers
Hyundai	ZADCO

Order book
£5.8bn

Disposal programme

Over the past 12 months, the board has decided to dispose of a number of non-core businesses and assets, including:

►	Our Global Power Group (GPG), which offers a full range of steam generator equipment, clean air technologies, aftermarket products and services to the power, industrial, and waste-to-energy sectors

The sale of GPG, originally announced in March 2016, has taken longer than expected. In November 2016, we decided to split GPG and pursue a plan to sell the parts to different parties. The disposal of the major part, the circulating fluidised bed (CFB) boiler business, to Sumitomo Heavy Industries, Ltd. for £137m, is expected to close in June 2017. We anticipate selling further parts of GPG before the end of 2017. The aftermarket sales business is being retained as part of Power & Process.

►	Our Australian-based specialist consultancy, Aquenta Consulting, which provides cost, risk, project management and asset optimisation services to a broad range of customers, mainly in the property and infrastructure space. The sale of Aquenta to Jacobs Group (Australia) Pty Ltd for £21m closed in early 2017

►	Our equity interests in three infrastructure assets.
These are PetroPower, a waste-to-energy project in Chile; Amec Foster Wheeler Power, which operates two wind farms in Italy; and the Incheon Bridge in South Korea. Subject to final completion, these are expected to realise proceeds totalling £88m

►	Our nuclear business, which supports the full lifecycle of nuclear energy and has experience of a wide range of nuclear technology. Its customers include major utilities, governments, national regulators, reactor suppliers and other significant stakeholders. The sale process is continuing and we are on target to sell the business in the third quarter of 2017

Amec Foster Wheeler Annual report and accounts 2016	05

Our business model

We follow a three-stage process for winning and delivering work. This draws on our distinct competitive advantages, to enable us to compete effectively and create value.

Identify The first stage in our process is to identify prospective projects.	1

Business Development (BD) is embedded in each of our four business lines to locate it as close as possible to our customers. Each BD team ensures we have a fundamental understanding of our markets and our customers’ needs. This enables the BD teams to create strategic plans aligned to our strategy and the business lines’ overall market strategy.

In addition to the prospects we identify, we also learn about projects through invitations to tender. We assess all prospects based on our positioning and capabilities, commercial considerations and their alignment with our strategy. BD then pursues suitable prospects. This stage includes early identification of our execution strategy, the resources required and our capacity to deliver. Our assurance process makes sure we only pursue the most appropriate targets.

The strength of our long-term customer relationships is a crucial advantage for us, helping us to understand their needs, learn about upcoming projects and win repeat business. Relationships with global key accounts are overseen by key account managers within the relevant business line’s BD team to ensure they have appropriate visibility and we take a consistent approach. Our brand and reputation for delivery are also crucial, helping us to attract new customers.

In addition, our Environment & Infrastructure (E&I) business line is an important enabler for us. Its involvement in the earliest stages of proposed projects, for example during permitting and environmental impact analysis, helps us to identify opportunities ahead of our competitors. We therefore embed E&I resources into the other three business lines.

Acquire The second stage is to acquire the projects we want to win.	2

The BD teams coordinate the preparation of our proposals, along with the technical, project delivery and commercial teams. This includes aligning our strengths to customer needs to differentiate our proposal against competitors. To benefit from the breadth of our business, we collaborate across business lines, capabilities and geographies to offer customers the best and most competitive solution, sharing expertise and key resource from around the Company. We draw on our ability to create innovative solutions for our customers and, where required, look to develop innovative commercial models.

A gated review process ensures we test our proposals at critical points and only progress those that continue to meet our criteria. During the Acquire stage we review our execution strategy and ensure we have identified the project risks and put plans in place to mitigate them. This plays a vital role in ensuring that we win projects with the greatest possible opportunity for success, maximising the value we generate from our resources and addressing risks that are part of contracting in our industry.

We use a detailed workflow system which addresses the risks associated with tenders (for both lump sum and reimbursable contracts) in areas such as technical challenges, financial and pricing terms, and joint venture and partner risks, as well as a full range of governance issues, such as human rights, safety and environmental risks.

All very large contracts, and those where any exception has been flagged in the approval system, are raised through the governance framework to a final decision at the Tender Review Committee, which is attended by the Chief Executive Officer and Chief Financial Officer.

Once all aspects of the bid have been reviewed and approved, we submit the bid, negotiate with the customer and secure the work.

Deliver The third stage is to deliver excellence to our customers. This means consistently delivering projects and services that meet our customers’ expectations, safely, on time and to budget.	3

Having won the project, we finalise our execution plan and mobilise the people who will deliver it. Delivering a project requires us to put together teams of people who match the precise needs of the project and the customer. Thus, we expect to recruit thousands of people each year, with others leaving us when their projects complete. However, the breadth of our business reduces our need to recruit, since many skills are transferable across our markets. This means we are often able to redeploy people from areas of reducing demand to parts of the business where demand is rising, ensuring we retain their knowledge and experience.

Through the strength of our peoples’ delivery, we create the long-term customer relationships and reputation for excellence on which our business depends. Standard processes support consistent delivery across the Company. We incentivise our people to deliver, offering financial recognition through meeting individual objectives, as well as personal recognition and career development. We invest in both technical and leadership training to maintain the pipeline of talented people we need.

During the delivery phase, we monitor customer satisfaction with our work. Global and local account managers are responsible for account planning and co-ordinating the customer relationship. A project director is responsible for the delivery of our work, in line with our contract and the customers’ expectations. The director leads and manages the project team, with responsibility for running the project on a day-to-day basis.

Technical functions – Engineering & Technical, Supply Chain & Procurement, Construction & Commissioning and Project Management & Controls – work with the project teams to ensure project work matches the standards we expect. These technical functions are embedded in the business lines, giving them technical expertise and oversight aligned to the needs of each business line, and driving consistency and predictability of outcomes. Common systems help us to deliver work consistently and share work across offices and time zones.

06	Amec Foster Wheeler Annual report and accounts 2016

A low risk, capital light model

The breadth of our market and customer exposure gives us access to more opportunities and reduces the impact of lower levels of activity in any one market. This diversity of our business reduces risk. The footprint established by one business line also provides a springboard for our other business lines in that country or region. Our breadth means our work is spread across a large customer base, through more than 10,000 contracts each year. Our top ten customers accounted for 34% of revenue in 2016.

We also have a diversified service offering which partially offsets the cyclical nature of our customers’ capital expenditure plans and reduces our dependence on any one part of the energy mix.

Our services can be provided through long-term contracts, giving us the opportunity to provide critical services in partnership with our customers. Many of these contracts have been renewed several times. As a result, our order book is balanced between capex and opex-related work.

The majority of contracts reimburse us for our people’s time and materials. We often also receive additional payments by achieving performance targets. In certain circumstances where we are confident of the project requirements, we take on fixed-price work.

We have a capital light model. We are a people-based business and do not own significant amounts of equipment. Our profit margin and trading cash conversion reflect the quality of our project delivery.

Our competitive advantages

We believe we have a number of important competitive advantages, in particular:

►	The strength of our brand and the reputation of our people, which help us to deliver excellent work and attract new customers

►	Our long-term customer relationships, which help us to position for new projects and win a high proportion of repeat business

►	Our E&I business, which is involved in the earliest stage of projects and helps to identify opportunities for our other business lines

►	Our ability to create innovative solutions and commercial models, which differentiate our propositions

►	The diversity of our business, as a broad market exposure and service offering reduces risk and opens up more opportunities

Amec Foster Wheeler Annual report and accounts 2016	07

Chairman’s statement

John Connolly Chairman

2016 was a year of considerable change for Amec Foster Wheeler and we made very good progress in developing our plans to position the Company for the future. We have also made an encouraging start to implementing these changes.

The year began with Samir Brikho’s departure as Chief Executive Officer on 17 January, as I described in my statement in the 2015 annual report. Ian McHoul stepped in to be interim Chief Executive Officer and the board began the search for a permanent replacement. After a thorough selection process, we were delighted to appoint Dr Jonathan (Jon) Lewis, who joined us on 1 June. Jon has 30 years’ experience in the oil and gas industry, including 20 years as a senior executive at Halliburton. He has a track record of safe and ethical operations, market insight, strong leadership as well as commercial discipline. These qualities are already proving highly valuable to your Company.

Jon started with a review of the Company’s strategy, organisation and cost base, after which he launched a comprehensive transformation programme to fundamentally improve the performance and growth of the Company. More details on this programme can be found in his statement on the following pages. The board believed that a greater focus on operational performance, cost and delivering excellence for customers was a necessary first step to putting Amec Foster Wheeler back on the path to growth.

A critical part of securing the Company’s future was to ensure it has the financial strength and flexibility it needs. At the time of acquiring Foster Wheeler in 2014, the Company believed it would generate sufficient cash to significantly reduce its net debt. The downturn in the oil price and the general decline in the sector however contributed to a combination of lower cash and profit generation that resulted in gearing (calculated as the ratio of net debt to EBITDA) of 3.3 at 31 December 2016.

In order to provide the Company with financial and operational flexibility to implement its new strategy and to strengthen the balance sheet, the board was preparing to launch a rights issue of approximately £500m on 21 March 2017, as well as continuing the programme of disposals and has decided to suspend dividend payments (including the final dividend for 2016) until the Company is generating sustainable free cash flow. In light of the offer from John Wood Group referred to below, the preparations for the rights issue were suspended. The Company has increased its leverage ratio covenant within its debt facilities to provide additional headroom. Good progress has been made on the non-core asset disposal programme and the board launched a process to sell the Company’s nuclear operations in December 2016 which is expected to conclude in Q3, 2017.

Your Company’s performance

The Company delivered a resilient trading performance in the face of tough market conditions, especially in oil and gas and mining. Our trading profit1 in 2016 was £318m, down 15% from the £374m we achieved in 2015, but in line with our expectations for the year.

In August, the board declared an interim dividend of 7.4p per share, which was paid in January 2017. This was half the 14.8p per share paid for the same period in 2015, which is in line with the board’s guidance from the end of 2015. As indicated above, the board has not recommended a final dividend in respect of 2016.

Offer from John Wood Group

In March 2017, the board recommended an all-share offer for the entire issued and to be issued share capital of the Company from John Wood Group. Whilst Amec Foster Wheeler, under the leadership of Jon Lewis, has developed a comprehensive strategy and transformation programme to deliver the appropriate balance sheet to support its standalone prospects, the board believes that a combination with John Wood Group will accelerate the delivery of the future value inherent in the Company and help to realise the full potential of both companies.

The offer will allow our shareholders to benefit from the significant synergies and other strategic benefits which are expected to be realised from the enlarged group.

Your board

Following Jon Lewis’ appointment as Chief Executive Officer, Ian McHoul ceased to be interim Chief Executive Officer and remained as Chief Financial Officer.

Neil Carson retired from the board on 31 December 2016, after six years as a non-executive director. In addition, Kent Masters, who was appointed as non-executive director on 13 February 2015, will step down following the conclusion of the AGM. I want to thank both Neil and Kent for their considerable contribution during their time on the board. Colin Day replaced Neil as your Senior Independent Director. Roy Franklin was appointed as Chairman of the Remuneration Committee and also joined the Audit Committee. Bob Card was appointed a non-executive director on 1 March 2017 for an initial term of three years, which will end at the 2020 AGM.

Conclusion

Jon Lewis and his senior team have made substantial progress towards the transformation of the business and I want to thank them and all of our employees for their hard work during a challenging year. The board believes that combining with John Wood Group will accelerate the delivery of the results from the transformation programme and allow shareholders to benefit from the synergies which are expected of the enlarged group.

John Connolly

Chairman
25 April 2017

1 Non-IFRS measure (see Performance measures on pages 188 to 190)

08	Amec Foster Wheeler Annual report and accounts 2016

Chief Executive Officer’s statement

Jon Lewis Chief Executive Officer	Adjusted diluted EPS[1] for 2016 50.4p	Order book £5.8bn

Amec Foster Wheeler has many strengths, including the quality of its people, its brand and reputation and the truly impressive core consulting and engineering it offers its customers. However, when I joined last June, it was immediately apparent to me that significant change was required. The Company needed to win more business, reduce its debt and cost base, and refresh its strategy. Most importantly of all, we needed to generate sustainable free cash flow again.

We have seen material declines in natural resources markets over recent years and conditions in these markets remain challenging. The oil and gas market is currently oversupplied and customers are curtailing their upstream capital investment, focusing on the most cost-effective resources. Industry forecasts show upstream capex only growing moderately in 2017, with a strong outlook for onshore unconventional plays in the US and a weaker outlook for the rest of the world. Estimates of 2017 capex in mining are equivalent to the spend in 2007.

In these conditions, doing nothing was not an option.

We therefore approached our task with a real sense of urgency, launching our Company-wide transformation programme in August 2016.

Strengthening the balance sheet

The purpose of the transformation programme is to strengthen the balance sheet and put Amec Foster Wheeler on a sustainable growth trajectory.

As part of the programme, we are continuing to dispose of our non-core assets. The disposal of the major part of the GPG, the circulating fluidised bed boiler business, is now expected to close in June 2017. We have completed the sale of a number of smaller assets and announced the disposal of our nuclear business. We also have agreements to sell three infrastructure assets.

As the Chairman has outlined in his statement, we were close to launching a rights issue and had decided to suspend the dividend until we are generating sustainable free cash flow when the offer from John Wood Group was announced.

Offer from John Wood Group

The proposed combination with John Wood Group means that a rights issue is no longer necessary and we expect our shareholders to benefit from John Wood Group’s progressive dividend payments.

The combination with John Wood Group adds to the standalone prospects of the Company and will allow our shareholders to benefit from significant cost synergies.

1 Non-IFRS measure (see Performance measures on pages 188 to 190)

Amec Foster Wheeler Annual report and accounts 2016	09

Chief Executive Officer’s statement continued

Adapting the business model and delivering excellence

While we have faced tough markets, it is also clear that many of our other challenges can be rectified through the improvement of our practices and procedures in order to increase performance. Delivering excellence is a key theme of our work. We need to be consistent around the world and share best practice across the business. We also need to ensure there is accountability, discipline and operational control.

We must be more cost effective, so we never lose work on price alone. This includes making greater use of our Indian engineering operations and sharing work between offices more effectively. We also identified that we need to be more customer-centric, so that rather than going to customers with what we want to sell, we identify the value proposition and pitch for work based on what the customer is looking for. Innovation and technology also have an important part to play, both in enhancing our offering to customers and improving our own efficiency and effectiveness.

The new organisational structure is an important step towards achieving these goals. By focusing on our four markets, we are much more aligned to our customers’ needs and better positioned to ensure global consistency in delivering projects and solutions. Business Development, which has been underinvested in the past, is now embedded in our business lines, locating it as close as possible to the customer.

Simplifying our business and moving away from the previous semi-autonomous geographical model will help us to share innovation and best practice around the Company. For example, our highly effective More4Less value engineering approach (developed for the North Sea market) gives customers a real solution for reducing their capex and opex, sometimes by as much as 40%. However, we have not effectively internationalised it. The global business lines model holds the leadership of each line accountable for penetrating all of their markets around the world.

Our new organisation is also considerably leaner, removing multiple levels of management and duplication of functions, so we are more competitive and better able to bid and win work. We have removed around 650 overhead management roles which will leave us with no more than two layers between me and our projects. The introduction of our new operating model is bringing more operational rigour to the business, with a single set of policies, procedures and systems. The Company currently has numerous back office IT systems which add unnecessary complexity to our operations. We are continuing to invest in our Human Resources planning software where the business case for this investment is compelling, as it will streamline our operations and drive best practice. We have decided to put on hold our planned investment in new enterprise resource planning (ERP) software pending the completion of the offer from John Wood Group.

Investment in our functions is another key element of our new structure. We have created four new technical functions which are common across our business lines – Engineering & Technical, Supply Chain & Procurement, Construction & Commissioning and Project Management & Controls. These functions are embedded in the business lines,

The global business lines model holds the leadership of each line accountable for penetrating all their markets around the world.	Notwithstanding current market conditions, we see long-term growth potential in each of the four markets we serve.

10	Amec Foster Wheeler Annual report and accounts 2016

so they can provide the right support and oversight in each market while driving consistent and predictable outcomes. Business functions such as Finance and HR also now have a direct reporting line into the same functions at Company level. The goal is to drive standardisation and common policies and procedures, and ensure they are embraced across the organisation.

In creating our new structure, we have identified in excess of £100m of cost that we can sustainably remove from our overheads. After investing in more efficient tools, processes and systems, this will result in a benefit of £100m to our bottom line each year. We expect a good proportion of these savings to come through in 2017, with the full run rate achieved by 2019.

Maximising opportunities

Notwithstanding current market conditions, we see long-term growth potential in each of the four markets we serve. We have refreshed our business line strategies to focus on the areas with the greatest opportunity.

An important part of this will be expanding our role on projects, making it routine that we pull through more services than just the original contract scope. We aim to increase our exposure to opex and mature assets and have a globally balanced portfolio of contracts, with a mix of greenfield and opex. Our ability to differentiate ourselves through innovative solutions and sharing best practice, whilst remaining cost competitive, will be key.

Creating partnerships will also help us to share risk and enter new markets. For example, we are talking to manufacturers of specialist equipment with a view to providing a joint offering that combines their technology with our capabilities in installation, operations and maintenance.

The changes we are making to our short-term incentive plans will reward the behaviours we need to deliver our transformation dependent on delivery of financial and non-financial metrics as well as individual targets.

Building Responsibly

The diversity and complexity of our projects across our markets and value chain means that we can encounter degrees of risk relating to modern slavery. In December 2016, we published our first Slavery and Human Traffic statement, as we have a responsibility to ensure that our own employees, together with the workers in our value chain, are not victims of slavery; whether it is human trafficking or forced and bonded labour. The publishing of our statement sets out the baseline from which we can continue to drive awareness and implement a programme of continuous improvement to help tackle this issue.

Building upon our commitment to deliver projects and operations safely in the countries we operate in, I am proud that Amec Foster Wheeler was one of the six founding companies within the engineering and construction sector for the Building Responsibly initiative. The initiative seeks to develop and share best practice, as well as agree on common approaches and standards to respect rights and improve the welfare of workers within their operations. We have included a key performance indicator on page 23 which recognises the importance of this issue for the Company.

People and culture

As a people-based business, attracting, developing and retaining key talent is at the heart of everything we do. We want Amec Foster Wheeler to be known as ‘the place to work’, where we celebrate talent, innovation, success and diversity, and reward and provide career advancement based on contribution and performance.

I believe that businesses with engaged employees perform better, so it is vitally important that we understand the views of our people. In recent months, we have undertaken several surveys to ascertain their views, helping us to design our new organisational model.

Our plans for the Company can only succeed if we have the right culture. The People section on page 25 describes the culture we are instilling as a central part of our transformation programme, in conjunction with significant improvements to staff communications.

2016 performance

Given the conditions in natural resources end markets, our 2016 trading performance was robust, as we benefited from the breadth of our diverse business – especially the record performance from solar, cost saving actions and the fall in sterling in the second half of the year. We delivered a trading profit[1] of £318m (2015: £374m) on revenues of £5,440m (2015: £5,455m), resulting in a trading margin of 5.8%. This contributed to adjusted diluted earnings per share[1] of 50.4p (2015: 67.7p). Net debt increased from £946m to £1,021m at 31 December 2016. More information on our financial performance can be found in the Financial Review on pages 34 to 45.

We continued to win a wide range of work across our markets. Details of selected contract wins announced in the year and a breakdown of our year-end order book can be found on page 24.

Outlook

We made a solid start to our transformation programme in the second half of 2016.

2017 will be a year when we embed these changes within Amec Foster Wheeler. Standard policies, procedures and systems across the Company will help us to better serve our customers. In addition, we will continue with the non-core asset disposal programme.

We continue to expect another year of oil and gas decline in 2017 and for solar activity to reduce significantly from the record levels seen in 2016. It is also expected that there will be a better performance from environment and infrastructure and a further significant contribution from standalone overhead cost savings.

This year, we will continue to leverage the outstanding technical expertise of our people to best serve our customers and deliver projects safely across all the markets in which we operate. This and the improvements we have made to the business will ensure we continue to make significant progress in 2017.

Jon Lewis

Chief Executive Officer

25 April 2017

1 Non-IFRS measure (see Performance measures on pages 188 to 190)

Amec Foster Wheeler Annual report and accounts 2016	11

Our success in servicing the solar energy market has grown steadily since we first entered the market in 2008. In less than 10 years, we have designed and built nearly 30 solar energy facilities and installed over 1.63 gigawatts direct current (GWdc) of solar energy projects across North America.

Today, we are recognised as a leading solar power contractor in the US by Engineering News Record and one of the top tier solar engineering, procurement and construction companies in North America by Solar Power World.

Our employees installing solar panels on the Arizona Public Service solar project in Yuma, Arizona, US.

12

Strategic report: overview
Governance
Additional information

Connected excellence

through the skills and expertise of our people

13

Our markets

Our competitive environment

 We face robust competition from a wide range of companies in each of our markets. However, there is no one competitor operating in all the same markets, with the same geographic footprint and with a similar approach to risk as Amec Foster Wheeler.

Oil, Gas & Chemicals

Spending in the Oil, Gas & Chemicals market, and capex in particular, is heavily influenced by oil and gas prices and their respective outlooks. This has had a significant effect on our markets.

In the last quarter of 2014, oil prices fell from around $100 per barrel to below $50, largely because the Organisation of the Petroleum Exporting Countries ended its policy of managing output and decided to focus on maintaining market share, to curtail the growth of shale production in North America.

Upstream spending fell sharply in the aftermath. While global exploration and production spending hit an all-time high of $780 billion in 2014, investment was cut by $200 billion in 2015 and by a further $140 billion in 2016, representing a 44% reduction from 2014. Discretionary spending was swiftly withdrawn from North American unconventional fields and exploration, and cuts have spread to all resources and almost all geographies over the last two years. New investment in conventional greenfield projects virtually ceased. Upstream capex is expected to resume growth in 2017, but at a modest single-digit rate, and to be concentrated mainly in US shale projects. Opex has proven more resilient, declining by a single digit percentage each year between 2014 and 2016, and is expected to hit a low in 2017 before returning to growth.

Constrained exploration and production spending since 2014 has had a material impact on existing production and the timely development of new production to mitigate the natural decline of well productivity. According to the International Energy Agency (IEA), a supply gap of 15.9 million barrels per day will exist in 2025 which will need to be met by new, as yet unapproved, conventional crude oil projects.

The IEA expects that upstream oil and gas spending will grow between 2016 and 2040 to total over $17 trillion, averaging $700 billion per year, thus reversing the recent decline. Of the $17 trillion total investment, North America accounts for 25%, the Middle East 15% and Asia 12%.

Historically, upstream capital costs have moved in-line with oil prices. However, the IEA highlights that over the next few years, capital costs will only grow marginally. According to the IEA, this dislocation is not permanent and, in the long run, once the excess supply of labour and equipment is eliminated, upstream capital costs are expected to revert to moving in tandem with oil prices.

Investment in refining is driven by growth in demand for refined products, which is forecast to reach 0.4% globally, but with regional variations. Other factors include tightening environmental regulations (both for refined products and the refining installations themselves) and feedstock changes. In mature markets, refiners continue to delay major capital investments in favour of smaller and lower-risk refurbishments and upgrades, while capacity additions are concentrated in high-demand growth regions such as Asia and the Middle East.

Capex in refining is expected to return to growth, following two years of decline during which integrated oil companies curtailed both upstream and downstream investments. Longer term, the IEA expects over $1 trillion to be invested in the refining space between 2015 and 2040, with non-OECD countries accounting for 71% of the investment, and an additional 16 million barrels per day of new refining capacity being built over that timeframe.

Capex in the chemical sector is set to further expand, as companies take advantage of comparatively low oil and gas prices and increasing demand. Frost & Sullivan expects petrochemical demand to be strong in developing nations, with 8% growth annually in India and 6.1% in China until 2020. China, the United States and Saudi Arabia are expected to lead new capacity development, with $160 billion of announced project capital expenditure up to 2020 in the United States alone. Saudi Arabia will also spearhead investment in the sector, as it seeks to transform its economy and generate more value-added products from each barrel of oil.

Market split 5%

Market split 41%

14	Amec Foster Wheeler Annual report and accounts 2016

Mining

In mining, forecasts from the major mining firms suggest that expansionary capex around the world has reached the low point in the cycle for some commodities. Significant investment in the period to 2012 led to oversupply of many commodities, such as iron ore, driving down prices and resulting in a sharp contraction in capex. As a result, announced capex spend in 2017 and 2018 is expected to be similar to actual spend in 2007.

However, the price outlook for some products, such as gold, lithium and copper, is more positive. Our long-standing reputation for front end consulting, our strong technical skills and asset-light model means we can adapt to changing activity levels in different commodities. In the near term, these metals and minerals are likely to make up the majority of our workload. This has the potential to drive growth in our mining revenues beyond 2017, as our customers seek to take selective advantage of a more beneficial pricing environment.

Power & Process

The North American energy market is the key driver in Power & Process. Net demand for electricity is expected to grow at around 1% a year over the next 10 years. By 2040, approximately a quarter of the current installed base of generating capacity will need to be retired. The combination of steadily rising demand and the closing of significant existing capacity means there is robust requirement for power infrastructure spend, which is forecast at more than US$500bn over the next decade.

Generating capacity additions are expected in solar, wind, thermal upgrades and gas over the forecast period, although levels of activity for each type of generation vary over time. The spend and mix by generation type is sensitive to the availability of subsidies, changes in regulation and other factors, such as the price of natural gas. For example, at the end of 2015 tax credits for commercial solar installations in the US were extended by a further three years to 2019, after which they will wind down from 30% to reach 10% from 2022 onwards. These credits had been expected to finish at the end of 2016, resulting in projects being brought forward before the extension was agreed and helping us to deliver a record year in 2016. We expect demand will fall in the short term, before recovering later this decade.

The abundant supply of gas, as well as shale oil, in North America is also improving the competitiveness of US-based industry by lowering energy, hydrocarbon feedstock and logistics costs. This is forecast to increase demand for industrial power and steam generation.

Environment & Infrastructure

The environment and infrastructure markets have shown steady growth in recent years and this is forecast to continue.

Environmental consulting spend worldwide is predicted to grow at around 2% a year from 2015 to 2020, double the rate in the preceding five years. In addition, many countries have an urgent need to upgrade their critical infrastructure, particularly in areas such as transport. In North America, for example, transport capex is forecast to grow at 3% per annum in the five years to 2020, with investment in roads making up the vast majority of this spend. Globally, the infrastructure market is expected to grow even more quickly than this, with a forecast growth rate of 4% to 7% a year to 2025.

Market split 17%

Market split 26%		GPG and Investment Services make up the remaining 11% of our markets

Amec Foster Wheeler Annual report and accounts 2016	15

Our strategy

Background to our strategy

16	Amec Foster Wheeler Annual report and accounts 2016

Our strategic priorities

1. We will continue our evolution into a customer-centric, multi-sector consulting, engineering and construction company, making resource allocation decisions across the business lines to benefit from the most attractive growth prospects.

The strategy review has highlighted numerous attractive end markets, where we can provide customers with consulting, engineering and construction services. Our new operating model, with a single set of processes for project delivery, will enable us to make consistent resource allocation decisions, enabling us to take better advantage of the most attractive growth opportunities.

There is also an opportunity to increase the scope of services that we provide to our customers, so we capture a greater share of each project, provide more value to the customer and potentially generate further work.

The more detailed business line strategies underpinning this priority are described on pages 18 to 19.

5. We will invest in information technology to differentiate our project delivery capabilities and to help us enhance the management of our customers’ assets.

We plan to create value from our use of technology, starting with two initiatives in Oil, Gas & Chemicals which we will then apply elsewhere across the Company. First, we are building on our existing portfolio of process technologies, including with third-party license owners where we are the exclusive implementation partner. Second, we are developing information, data and data acquisition technologies to identify and deliver step changes in efficiency and productivity across our operations. We will use this to automate and accelerate our design, construction and asset support services to customers. We are also working in partnership with our customers and other innovators from the technology sector to develop new solutions designed to deliver superior outcomes for our customers and their assets. This will help us to continue to differentiate our customer offering and be better positioned to win new projects.

2. We will enhance our value-based engineering offering, helping customers to ensure their projects are economically viable.

We are building on our track record and knowledge to strengthen our value-based engineering offering. By working in partnership with our customers, we will look to create solutions that make our customers’ projects more cost effective, so they remain economically viable. By helping our customers to achieve their objectives, we will be better positioned to capture further work.

6. We will improve the engagement of our people and focus on attracting, developing and retaining the best talent globally

People are our principal asset and we need to ensure we have the right culture for them to succeed. More information about the culture we are looking to create, our investment in talent and our approach to diversity and inclusion can be found in the People section on page 25.

3. Through our lean operating model and leveraging our Indian operations, we will ensure we are cost competitive and better able to bid and win.

Innovative approaches to reducing the cost of delivering our services to customers, such as More4Less, show that we can align our skills and capabilities with a strong value proposition for customers. We can also enhance our proposition by leveraging engineering in India, where operating costs are lower than in many places in the western hemisphere. We will therefore embed these lower costs and roll out innovations across our end markets. This will reduce the cost to serve our customers, potentially increasing our trading margin and better positioning us to win new business.

7. We will enhance our focus on cash generation; eliminating unnecessary expenditure and increasing efficiency and scalability of necessary costs.

Our programme to reduce overhead costs by a net £100m and our focus on running a lean operating model will improve our cost effectiveness. In addition, we are taking measures to minimise cash outflows, including tighter control of working capital.

4. We will invest in excellence in our technical and business functions, drive standardisation and follow common policies and procedures throughout the Company.

As discussed in the Chief Executive Officer’s statement on page 10, we have created four new technical functions and given our business functions direct reporting lines into the same functions at Company level. This will drive standardisation, reduce our operating costs, simplify governance and minimise the variance in project performance, helping us to generate more consistent financial returns.

8. To strengthen the balance sheet, ensuring a stable financial platform to support the business.

With the offer from John Wood Group, the Company announced it had intended to launch a rights issue to raise approximately £500m, and to suspend dividend payments to strengthen the balance sheet. The Company is continuing to make good progress generating proceeds from the non-core asset disposal programme.

Executing on the strategic priorities above – which are designed to improve cash flow – will, over time, further strengthen the balance sheet.

9. We will provide a safe and sustainable environment for our people and the communities in which we work.

Our sustainability strategy and commitments are aligned to the principles of the UN Global Compact. In alignment with these principles and the commitments set out in our Modern Slavery and Human Trafficking statement in response to the UK Modern Slavery Act 2015, we will continue to raise awareness of modern slavery with our employees and value chain and also collaborate with industry on this issue, sharing best practice, policies and procedure. We will continue to embed sustainability into the delivery of our projects to ensure we mitigate operational risks, respect and protect the environment and the communities in which we work. This will protect our reputation and licence to operate, supporting the delivery of stronger business performance.

Amec Foster Wheeler Annual report and accounts 2016	17

Our strategy continued

Our business line strategies

As part of our review, strategies have been developed for each business line based on specific opportunities and challenges.

Oil, Gas & Chemicals

As a result of market conditions, our focus is on developing new revenue streams to replace some of our historically strong positions.

For the upstream business, this will involve developing a balance of operating expenditure and capital expenditure projects, increasing exposure to lower-cost barrels and turning strong local operations into strong international ones.

We will build on our strong presence in upstream asset support and commissioning in the UK North Sea by pursuing opportunities in other locations, and by expanding our asset support solutions for the downstream market.

In the downstream business, we will continue to develop our core refining business by strengthening and expanding our consulting, hydrotreating, delayed coking and fluid catalytic cracking positions, along with our extensive experience with complex refurbishments and turnarounds. In addition, we intend to expand our presence in high-growth areas within the chemicals market.

We aim to capture a greater share of our customers’ expenditure on projects and carefully grow our exposure to full scope project delivery work. This will require some investment in tools and processes and the hiring of key people, and will often be executed in partnership with local companies.

Mining

We expect market conditions to recover from recent lows and we are therefore preparing the business to take advantage of new project opportunities.

A key aspect of this strategy is to utilise our early stage consulting expertise to win project delivery work.

A more coordinated approach between consulting, business development and project delivery teams will help us to be more competitive in bidding and to develop enhanced solutions for customers. We are also looking to expand our customer base to increase the share of work from major global miners.

We will continue to invest in our mobile materials movement solutions, including our patented ‘Super Portable’ systems, which can lower operating costs in mines by replacing fleets of trucks and their significant support costs.

18	Amec Foster Wheeler Annual report and accounts 2016

Power & Process

Our focus is to deliver power generating capital projects for customers, using a variety of technologies.

We currently have a market-leading position in the utility-scale solar installation market in the US. Although we are expecting a near-term reduction in solar project activity, due to the phasing of government tax incentives discussed in the markets section on pages 14 and 15, we will remain focused on gaining market share through continuous improvement of our cost per kilowatt installed pricing.

In addition, we intend to pursue further projects in wind across the Americas and in conventional power plants, delivering projects for utilities and industrial clients, with whom we have strong relationships.

Environment & Infrastructure

Our priority is to increase market share by bringing together the entire skills of Amec Foster Wheeler to deliver customer-specific solutions.

We have identified a number of growth opportunities, including:

► expanding our share of radiological remediation and waste management programmes

► expanding our environmental liability and asset management services, especially for large companies, with significant legacy reserves and decommissioning obligations

► growing our share of the US Department of Defense’s international budget

► taking advantage of growing infrastructure spend in the US and beyond, including by pursuing new customers and expanding through our main geographic hubs

► enhancing our capability and scale in the UK and Europe, combining our existing positions with our extensive North American expertise and capabilities

We will also continue to offer environmental consulting and engineering services across the Company’s other markets, where closer cooperation with Business Development and engineering teams can generate additional project work.

Amec Foster Wheeler Annual report and accounts 2016	19

Connected excellence

through long-term customer relationships

Working on a granite hosted uranium deposit in Namibia which is one of the largest uranium deposits in the world, with the potential to produce 15 million pounds per annum of uranium oxide. The project lies within the Namib Naukluft National Park and therefore has stringent environmental requirements that the project enforces.

20

Delivering excellence results in repeat business and stronger relationships with our customers. The engineering, procurement and construction management (EPCM) contract for the Husab mining project with SGS Bateman follows the Definitive Feasibility Study we delivered in 2011 and the Engineering Cost Study for the project.

Our responsibility includes the management and systems used by the project joint venture we are part of, while responsibilities for engineering, procurement and construction management are shared with the joint venture partner. The construction phase of this project completed during 2016, with commissioning and operation due in 2017.

Strategic report: strategic review
Governance
Financials
Additional information

21

Key performance indicators

Each of the following key performance indicators links to one or more elements of our refreshed corporate strategy, as described on page 17, enabling us to monitor progress with our strategic priorities. The adjusted performance measures such as underlying change in revenue and trading cash flow presented here provide both management and investors with information about the trading performance of the business, as well as risks and outcomes relating to non-financial key performance indicators on safety, employee engagement, environmental incident rates and respect for human rights.

Definition

The percentage movement in year-on-year revenue, excluding the effect of currency movements and any acquisitions or disposals.

Strategy

Links to strategic priorities: 1, 2, 3, 4, 5, 6

Commentary

Underlying revenue declined by 8% during 2016, as a strong performance in solar and E&I was offset by continuing weakness in the oil and gas market.

Definition

Our share of the total remaining value of secured projects to be executed, up to any break point. Contracts are only included in the order book when they are signed.

Strategy

Links to strategic priorities: 1, 2, 3, 4, 5

Commentary

At the end of 2016 the order book stood at £5.8bn, down 13% from last year. There was a reduction in oil and gas as lower levels of project sanctions continued and we neared completion of major hook-up contracts in the UKCS, and in Americas Clean Energy as we worked through our record backlog of solar projects.

Definition

Cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and the amount recognised in trading profit, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

Strategy

Links to strategic priority: 7

Commentary

During 2016 Trading cash flow decreased by £13m compared to 2015. The decrease was primarily due to a reduction of £34m in profit before net financing expense which was partly offset by improvements in working capital of £21m.

2015 and 2016 are the only two full years that include the results of the legacy Foster Wheeler business.

22	Amec Foster Wheeler Annual report and accounts 2016

Definition

Our environmental incident frequency rate is the number of environmental incidents per 200,000 hours worked.

Note: Historical data for 2014 and earlier are based on AMEC data only as Foster Wheeler data was not captured prior to the integration of our two companies.

Strategy

Links to strategic priority: 9

Commentary

During 2016, our employees and contractors worked a total of 140 million man hours, during which we recorded 81 environmental incidents which were within the boundaries of our management system and reported as per the requirements of our mandatory procedure, ‘Incident Reporting, Recording and Investigation’. Our environmental standards provide consistency across our operations, ensuring we protect and enhance both our reputation and the environment in which we work by minimising our environmental risks.

Definition

Our total recordable incident rate is the number of recordable incidents per 200,000 hours worked which is in accordance with the standard reporting of the Occupational Safety and Health Administration.

Strategy

Links to strategic priorities: 4, 6, 9

Commentary

During 2016 our employees and contractors worked a total of 140 million man hours, during which we recorded 184 recordable injuries. This represents a small improvement on the previous year when we recorded 195 recordable injuries. However, we also recorded 35 lost time injuries (LTI) during 2016 giving us an LTI rate of 0.05 per 200,000 hours worked compared to 0.046 in the previous year. Risk management remains one of our key areas of Health and Safety focus. During the year we trained 2,418 frontline supervision staff on hazard recognition and risk management techniques. There were zero fatal incidents during 2016.

Modern Slavery (Human Rights)

Engagement with employees and resulting awareness of modern slavery and human trafficking risks within our operations and wider sphere of influence i.e. customers, supply chain and joint venture partners.

►  >95% of targeted employees are to complete awareness training during 2017 on the issues and risks around forced and bonded labour and human trafficking in global supply chains.

► Continued collaboration and engagement with the industry led ‘Building Responsibly’ initiative, facilitated by Business for Social Responsibility (BSR) with support from Humanity United.

Strategy

Links to strategic priority: 9

Commentary

In December 2016, we published our first Slavery and Human Trafficking statement in line with the requirements of Section 54 of the UK Modern Slavery Act 2015. This statement is the basis from which we will continue to drive awareness of modern slavery and seek to improve our processes. Our KPIs for 2017 support the commitments made within the 2016 statement. Recognising the need to increase understanding of the risks amongst key employee groups, we have partnered with TRACE (an independent compliance and due diligence firm) to tailor an eLearning module for our employees. Our continued active involvement with the Building Responsibly initiative in 2017 recognises the need for and value of collaboration within and across sectors to have meaningful impact on this issue. Continued outreach to Non-Governmental Organisations on the issue will also ensure we share and learn best practise.

Definition

We define engagement as being the extent to which people are connected and committed to their work, their manager, their work team and their organisations because of their work environment[2].

Strategy

Links to strategic priorities: 6, 9

Commentary

Our engagement scores rose steadily for several years. However in 2015, we saw these scores trend downwards. We believe that this was largely due to ongoing concern about our performance in tough markets and the obvious implications for job security, compensation and opportunities. Our score in 2016 was calculated using a new methodology[3] that does not directly compare to prior scores. However, we believe it improved slightly, despite these concerns remaining.

Notes

1  Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures on pages 188 to 190.

2  Employee engagement was not tracked in 2012.

3  The previous methodology used an algorithm to calculate an engagement index by applying factors to each type of response. The new approach adds the ‘agree’ and ‘strongly agree’ responses to give us an overall % agree. Therefore, we are now using % agree relative to a given question or in aggregate as our measure of engagement.

Amec Foster Wheeler Annual report and accounts 2016	23

Key contract wins and order book

We faced some challenging conditions during the year, with many natural resources capital projects being delayed or cancelled. Despite this, we benefited from the breadth of our business to win a wide range of work with major customers across our four markets.

Selected contract wins announced in 2016

Customer	Business line	Description	Country
Grannus	OG&C	Design engineering for ammonia plant	US
Repsol Sinopec	OG&C	3-year (plus extensions) labour supply and engineering support services contracts	UK
BP	OG&C	EPC for new refrigeration plant in BP Grangemouth	UK
Preem	OG&C	EPCM of new vacuum distillation unit at Lysekil refinery	Sweden
SOCAR	OG&C	FEED for Heydar Aliyev Oil Refinery modernisation	Azerbaijan
Pertamina / Saudi Aramco	OG&C	Engineering and project management for Cilacap refinery upgrade	Indonesia
BP	OG&C	3-year framework for concept studies and pre-FEED, Rumaila field	Iraq
Sasol	OG&C	Detailed design and engineering on Phase 1 of PSA development	Mozambique
Evonik	OG&C	Basic engineering and EPCM for methionine facility	Singapore
Thai Oil	OG&C	FEED for Clean Fuel refinery expansion	Thailand
India Oil	OG&C	Supervision of EPC contracts for LNG import terminal, Ennore	India
Pakistan Refinery Ltd	OG&C	Feasibility study for upgrade at Karachi refinery	Pakistan
Sonatrach	OG&C	FEED for three new refineries	Algeria
ConocoPhillips	OG&C	3-year brownfield services contract for BayuUndan	Timor-Leste
KOC	OG&C	FEED for upgrade of GC24 oil gathering centre	Kuwait
Western Potash	Mining	Potash Solution mining pilot plant	Canada
Anagold Madencilik	Mining	EPCM for the Çöpler Gold Mine	Turkey
LG&E / KU	P&P	Coal combustion residuals project for Trimble County	US
Bruce Power	P&P	6-year MSA for nuclear engineering and project management	Canada
Sellafield	P&P	10-year framework agreement on Magnox Swarf storage silo clean-up	UK
UK Ministry of Defence	P&P	5-year contract to supply nuclear safety and technical advice for submarines	UK
ITER	P&P	13-year contract for construction management on nuclear fusion reactor project (as part of Momentum JV)	France
US AF	E&I	7-year prime contractor for environmental services	US
US AF	E&I	7-year prime contractor for military housing programme	US
US ACE	E&I	Aegis Ashore Missile Defense System construction support	Poland

Order book

These and other contract wins contributed to an order book of £5.8bn at 31 December 2016.

	2016[1] £bn	2015[2] £bn
Oil, Gas & Chemicals	3.0	3.7
Mining	0.1	0.2
Power & Process	1.1	1.3
Environment & Infrastructure	0.9	0.7
Total	5.1	5.9
(excluding GPG and Investment Services)

The reduction in order book for Oil, Gas & Chemicals was largely due to the general reduction in project sanctions by customers. In Power & Process, contract wins for solar projects peaked in the fourth quarter of 2015, with those projects in execution during 2015.

Notes

1	These figures exclude £0.4bn for GPG and £0.3bn for Investment Services, bringing the total order book for 2016 to £5.8bn.

2	These figures exclude £0.3bn for GPG and £0.4bn for Investment Services, bringing the total order book figure for 2015 to £6.6bn.

24	Amec Foster Wheeler Annual report and accounts 2016

People

People are our principal asset. Our business depends upon having a culture that supports successful project delivery for our customers and helps us to attract and retain the best talent. As part of our commitment to being a sustainable business, we look to achieve the highest standards of health and safety, mutual respect and ethical behaviour. More information about our approach to sustainability can be found on page 33.

Culture and engagement

In a business that is about people, having the right culture is critical. The transformation programme we are going through will help us to build a real meritocracy, with a highly engaged culture focused on safety, collaboration, technical excellence, high performance and clear accountability.

Instilling this culture will enable us to deliver excellence to our customers, safely and consistently, wherever we work. It will ensure that our people know what we expect of them and that their performance will be recognised and rewarded. We have established a transformation office headed by a Chief Transformation Officer and a key part of his remit is to ensure we deliver the cultural elements of our transformation programme. This includes reinforcing our commitment to adhering to our Code of Business Conduct and complying with policies and procedures. During the second half of the year, we employed KPMG to benchmark how well our people comply with ethics and anti-bribery compliance. This showed good performance.

Leaders who effectively listen and then act build effective, transparent and trusting relationships with employees. Gathering the views of our people was therefore a major part of shaping our transformation programme. Nearly 3,000 employees responded in detail to our survey asking for their views of our organisation, helping us to understand the strengths we need to make more of and the weaknesses we need to overcome. The results of this research, and several subsequent surveys, helped us to define our new organisational structure.

We have committed to continuing to listen to employee views and to improving communication, recognising that good communication is fundamental to driving employee engagement.

Adapting to market dynamics

The nature of our business means that we need to recruit large numbers of people each year, as we put together teams to match the needs of projects and customers. Similarly, many people leave us as projects finish or their roles change. As noted in the business model on pages 6 and 7, a key advantage for us is that the breadth of our business often allows us to redeploy people to new contracts, reducing costs and the need to hire and release people, and helping us to keep skills and knowledge within the business.

In 2016 we recruited some 8,500 people to our direct workforce, of which 89% were recruited directly by our resourcing teams, who deliver excellent candidates to our business wherever they are needed. Around 9,600 people left the business. This is part of the normal cycle of recruitment and utilisation management on projects. It also includes people who left the business as a result of the transformation programme.

This and changes in our indirectly employed workforce resulted in a total headcount of circa 35,0001 people at year end compared with circa 39,0001 at the end of 2015.

Workforce mobility is also key to meeting client expectations and developing our employees. Our in-house mobility team facilitated over 300 cross border moves in 2016.

Investing in talent

We aim to build the capability of our people year on year, as ongoing development is vital to both employee engagement and our reputation with our customers. Recently we refreshed the learning strategy we deliver through our global Academy. This involved:

►	giving all our engineers access to high-quality technical applications training, at no cost to the end-user

►	transitioning to virtual classrooms for delivering technical functional training and leadership skills

►	developing an interactive e-learning programme for people management skills, built specifically for our business using relatable scenarios

The Academy continues to offer popular on-line learning in management and leadership skill development, with circa 10,000 people accessing the site in 2016. In addition, around 4,000 people took our sustainability e-learning course.

During 2016, we rolled out a mid-year development review for all managers and professional employees, following a successful pilot in 2015. The review prompts a conversation between manager and employee around the individual’s longer-term goals, resulting in agreed development to achieve these.

We also introduced a Company-wide framework that helps managers identify potential early in employees’ careers. Through development discussions and diagnostic tools, we can then provide employees with the experience and learning they need to accelerate their development through the organisation.

In addition to developing our people, we look to attract the next generation of talent into the industry. We therefore engage with schools and universities to stimulate interest in engineering careers and our sectors.

Diversity and inclusion

Organisations with diverse employees can create better solutions for customers, which contributes to long-term business success. The table below shows the gender mix of our directly employed workforce at the end of the year:

	2016		2015
	Men	Women	Men	Women
Board	7	2	6	2
Group leadership team	12	2	9	1
Executive grades	338	48	369	41
Total workforce	24,327	7,099	27,610	8,247

We assess age, gender and ethnic diversity and use employee surveys to understand harder to measure aspects, such as diversity of thought. We also work with groups such as the Women’s Engineering Society and Stonewall, to build greater awareness of our company and attract a more diverse workforce.

1	Figure includes non-employed workers.

Amec Foster Wheeler Annual report and accounts 2016	25

Connected excellence

through sophisticated technology

Customers have been keen to trial and adopt the technology on their projects: for example, as part of hook-up and commissioning work for a North Sea Floating, Production, Storage and Offloading unit built on the other side of the world.

26

We are using smart headsets, ATEX rated for offshore use, to enable real time interaction with the home office, improving efficiency and speed.

One of the greatest benefits is the enabling of unambiguous and safe communication, reducing the possibility of unclear instructions or muffled radio use; these headsets can ensure that clear and concise information is provided to the relevant parties.

amec
foster
wheeler

Strategic report: strategic review
Governance
Financials
Additional information

27

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

Risk management process

A global mandatory procedure detailing the risk management process has been used at project, operating unit, business unit and group levels to identify the key risks that could have a significant impact on Amec Foster Wheeler’s ability to achieve its objectives. These are recorded in risk registers and evaluated to determine the likely impact and probability of occurring. The procedure is being updated to reflect the new operating model.

Control actions are developed to mitigate or eliminate risks that are considered unacceptable. Risk owners are identified and given responsibility for ensuring actions are implemented with appropriate review dates.

The risk registers are reviewed and updated at least quarterly with the relevant risk owners.

Reporting and monitoring

The risk committee is chaired by the Chief Executive Officer and meets at least twice each year to:

►	review and advise the board on Amec Foster Wheeler’s risk appetite in relation to the principal strategic risks, taking account of the current and prospective macro-economic, financial, political, business and sector environments

►	review and approve the risk management strategy, policies, procedures and processes

►	review and report to the board on the effectiveness of the risk management systems

►	review the Amec Foster Wheeler plc risk register and make recommendations as appropriate

►	review any new or emerging risks and any potential impact they may have on risk appetite and the ability of Amec Foster Wheeler to manage such risks

►	review any issues raised by other committees of the board that impact on the risk profile of Amec Foster Wheeler

►	review and consider reports on key risk issues such as new business and geographical locations for operations or projects

►	consider any internal or external risk trends and concentrations

The terms of reference of the risk committee have been amended to reflect the requirements of the 2016 edition of the UK Corporate Governance Code.

Roles and responsibilities

28	Amec Foster Wheeler Annual report and accounts 2016

Principal business and strategic risks

The table below shows Amec Foster Wheeler’s principal business and strategic risks. Each is specific to the Company and could have a material impact on it. Actions have been taken to mitigate these risks and these are also shown.

Other financial risks that may impact the Company are shown on pages 146 to 150 – note 19 Capital and financial risk management.

Risk	Mitigation

Geopolitical and economic conditions

Amec Foster Wheeler expects to derive the majority of its revenues from Europe, the US and Canada and is therefore particularly affected by political and economic conditions in those markets.

Changes in general economic conditions may influence customers’ decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of Amec Foster Wheeler’s order intake. These may also lead to changes in the customer base, competition and in the way customers procure the services we provide. An increase in competition for new contracts may lead to different, less favourable contract terms and conditions.

Continuing and escalating unrest and insurgency activity in the Middle East may have a negative impact on existing and future opportunities in the region.

The transition to the new presidential administration in the United States may cause uncertainty and unpredictability for a period of time which may impact confidence and spending levels. In addition, following the majority vote in June 2016 for the United Kingdom to leave the European Union, there is uncertainty as to the effects an exit may have on economic or market conditions in the United Kingdom, Europe or globally. Such uncertainty has the potential to lead to decreased or delayed investments in projects in the United Kingdom. The result of the UK general election on 8 June 2017 will also determine the stance Britain takes in its negotiations to leave the EU as well as the future of projects within the National Infrastructure Plan, which could create further uncertainty in UK projects.

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

In January 2017 we implemented a new operating model, involving the reorganisation of Amec Foster Wheeler into four end markets – Oil, Gas & Chemicals, Environment & Infrastructure, Power & Process and Mining, which will enable us to be more agile and responsive to the customers and the markets we serve.

The business development team is focused on realising the synergies across our customers, markets, geographies, service offerings and relationships.

Changes in commodity prices

A sustained and significant reduction in oil & gas or commodity prices would have an adverse impact on the level of customer spending in Amec Foster Wheeler’s markets and consequently represents a risk to organic growth.

The fall in oil prices has had an impact on the investment behaviour of Amec Foster Wheeler’s customers in this sector, with pressure on capital expenditure leading to a greater focus on smaller projects and operating expenditure and an increase in competition for new contracts.

This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offerings.

Improved efficiencies through increased workflow between offices and the effective use of centres of excellence and our India operations also contribute to addressing this risk.

Project delivery

Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against Amec Foster Wheeler.

The Technical Functions provide assurance, drive project execution and support the development, training and mobilisation of personnel to enhance execution competencies.

In addition, the system of globally applied policies and procedures, combined with comprehensive management oversight, the risk management process, project reviews, internal audit, peer reviews and customer feedback, mitigate the risk to successful project delivery.

Lump sum contracts

Lump sum contracts carry different risks than reimbursable contracts, with the contractor agreeing the contract price at the start of the contract and accepting the risk of cost overruns in completing the project.

Lump sum contracts have accounted for an increasing proportion of the Company’s revenue and order book and are expected to continue to grow in the medium term.

This risk is mitigated by having skills and competencies fully aligned with the project scope. It is further mitigated by having a clear, delegated authority structure in place, combined with the formal global mandatory procedures relating to contracting principles and the tender review process. In addition, the Technical Functions perform reviews, provide assurance and drive project execution.

Staff recruitment and retention

An inability to attract and retain sufficient high-calibre employees could become a barrier to the continued success and growth of Amec Foster Wheeler.

Senior management departures or prolonged absences could also adversely affect our ability to implement our strategy and manage our operations efficiently.

The uncertainties about the effects of the recommended all share offer for Amec Foster Wheeler plc by John Wood Group could hinder our ability to attract new employees and retain our existing employees.

This risk is mitigated with a clear HR strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for the Company with succession planning as appropriate. It is underpinned by an employee framework which describes how we manage our people consistently and we have introduced talent and performance management systems to help us identify and nurture talent.

In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into Amec Foster Wheeler.

The additional recruitment and attrition challenges being faced as a result of the planned takeover are being mitigated by retention measures.

Amec Foster Wheeler Annual report and accounts 2016	29

Principal risks and uncertainties continued

Risk	Mitigation

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

Information technology (IT)

Amec Foster Wheeler is exposed to the risk that the IT systems on which it relies fail, are breached or are exploited by cyber attack with a corresponding impact on the confidentiality, integrity and/or the availability of sensitive data held by the Company.

Appropriate controls are in place to mitigate the risk of systems failure and data loss, including systems back-up procedures, data security breach response plans, disaster recovery plans and globally distributed data centres providing a secure and reliable environment for hosting critical applications. There is also appropriate virus protection, malware detection and remediation, network security controls and penetration testing and encryption of mobile devices.

Ethical breach

A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to Amec Foster Wheeler’s reputation, fines, litigation and claims for compensation.

Amec Foster Wheeler has a number of measures in place to mitigate the risk of a substantive ethical breach and/or non-compliance with laws or regulations, including:

►  embedded policies and procedures

►  Code of Business Conduct

►  segregation of duties

►  management oversight

►  financial and operational controls

►  independent whistle-blowing mechanism

►  appointment of Head of Ethics and Compliance and ethics and compliance champions

►  anti-fraud and other internal audits

►  legal team advice

►  training programmes supporting the Code of Business Conduct, anti-bribery and corruption and competition law

►  gifts and hospitality procedure with annual internal audits

►  oversight by the HSSEE committee – see pages 70 to 71

30	Amec Foster Wheeler Annual report and accounts 2016

Risk	Mitigation

Financial – breach of covenant, counterparty and liquidity

Whilst the Company was, as at the most recent test date of 31 December 2016, in compliance with the unmodified financial covenants in its existing banking facilities there was a possibility that the Company would have breached the leverage ratio covenant under its existing banking facilities at the next test date on 30 June 2017.

If a counterparty is unable to repay deposits, fund a loan in a committed loan relationship or fund a position under foreign exchange arrangements then the company faces the risk of capital loss.

The Company is subject to liquidity risk from being unable to generate sufficient cash from operations for either growth or to repay debt. If sterling weakens this may impact on our overall liquidity as part of our debt is drawn in currency and our facilities are Sterling denominated.

The Company had been preparing to launch a rights issue of approximately £500m on 21 March 2017 which would have addressed the risk of a breach of the leverage ratio covenant but as a consequence of the recommended all share offer for the Company by John Wood Group, the preparations for a rights issue have been suspended. To ensure continued compliance with its financial covenants, the Company has approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to provide additional headroom through to the reporting period ending 30 June 2018.

In the event that the acquisition of the Company by John Wood Group does not proceed, the Company will consider recommencing preparations for a rights issue. The Company has suspended dividend payments until the Company is generating sustainable free cash flow.

Amec Foster Wheeler seeks to mitigate the counterparty risk by limiting the amount that can be invested with any one counterparty. Limits are arrived at by ratings and a review of factors such as five year credit default swap prices, economic and national considerations.

Bank ratings are monitored to ensure security of counterparty for both deposits and lending.

If Sterling continues to weaken and liquidity comes under pressure we would seek additional funding from the banking group.

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

See note 14 on pages 138 to 142 for further details on our pension schemes.

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

The team monitors legal developments in these claims and the strategy to deal with them on a regular basis.

The quantum of these claims is actuarially forecast each year and provisions are held against the ultimate loss projections.

Amec Foster Wheeler Annual report and accounts 2016	31

Principal risks and uncertainties continued

Viability statement

The Company was, as at the most recent test date of 31 December 2016, in compliance with the unmodified financial covenants in its existing banking facilities. However, going forward, had the waiver of the financial covenants referred to below not been obtained, it is possible that the Company would have breached the leverage ratio covenant under its existing banking facilities at the next test date on 30 June 2017.

The Company had been preparing to launch a rights issue of approximately £500m on 21 March 2017 which would have addressed the risk of a breach of the leverage ratio covenant but as a consequence of the recommended all share offer for the Company by John Wood Group, the preparations for a rights issue have been suspended. To ensure continued compliance with its financial covenants, the Company has approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to provide additional headroom through to the reporting period ending 30 June 2018.

In the event that the acquisition of the Company by John Wood Group does not proceed, the Company will consider recommencing preparations for a rights issue. The Company has suspended dividend payments until the Company is generating sustainable free cash flow.

The directors have selected a three-year period for this viability assessment, in line with the three-year business planning process and this also reflects the average duration of the larger customer contracts entered into by the Company.

In accordance with provision C.2.2 of The UK Corporate Governance Code (April 2016 revision) the directors have performed a robust assessment of the Company’s current position and the principal risks detailed on pages 29 to 31 for the next three years.

They have concluded, based on the following assumptions, that they have a reasonable expectation that Amec Foster Wheeler will be able to continue in operation and meet its liabilities as they fall due over this three-year period and that Amec Foster Wheeler will remain compliant with the covenants and undertakings contained within its banking facilities over this same period:

►	in the event that the acquisition of the Company by John Wood Group does not proceed and the Company proceeds with a rights issue, that it is approved by shareholders and completes before 30 June 2018

►	dividend payments are suspended until the Company is generating sustainable free cash flow

In making this assessment the directors have also taken into account the Company’s current trading performance and prospects, the stated strategy concerning the disposal of non-core assets and the board’s appetite for risk.

The approach adopted for this assessment was a detailed review of the principal risks by a senior management team with representatives from finance, commercial, legal, tax and treasury, strategy, internal audit, compliance and risk to consider which of these risks might threaten the Company’s viability. The assessment of these risks included modelling them in severe but plausible scenarios taking account of:

►	varying impacts of specific risks across business lines

►	any potential risk interdependencies

►	the risk mitigation measures currently in place

The analysis of the principal risks has been weighted towards downside risk and a sensitivity analysis has been used to stress test the risk events most likely to negatively impact the Company. Specific scenarios have been tested and include:

►	a further fall in oil prices, increasing pressure on customer spending and impacting prospects for future projects

►	project delivery failure resulting in delayed payments, settlement payments, reputational damage and reduced future work

►	risk of cost overruns on lump sum contracts

►	a substantive ethics breach and/or non-compliance with laws or regulation which could result in reputational damage, fines, litigation and claims for compensation

►	a serious environmental incident causing third party damage and/or injury and reputational damage

32	Amec Foster Wheeler Annual report and accounts 2016

Sustainability

Working towards our vision of
a Resilient World.

Greenhouse gas emissions
Year ended 30 September	2016 CO2e emissions in tonnes	2015 CO2e emissions in tonnes
Combustion of fuel and operation of facilities	1,148,118	838,073
Electricity, heat, steam and cooling purchased for own use	49,799	59,682
Per employee	33.94	22.83
Per £1m revenue	220.21	164.57

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

We have used accepted methods of calculation based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition). We have used national conversion factor guidelines (e.g. Environmental Protection Agency, Environment Canada, DEFRA) where appropriate.

Note: the 2015 data reported incorporates three quarters of a year of data for the legacy Foster Wheeler business as the acquisition was not complete until part way through the 2015 carbon reporting year. 1,120,179 tonnes CO2e emissions from the combustion of fuel and operation of facilities in 2016 relate directly to emissions from two power generation facilities.

Our approach to sustainable business

Our growth aspirations will only be achieved by focusing on our customers and how we deliver our projects safely and sustainably.

Our sustainability strategy was launched in 2015 and sets out the company’s vision for a Resilient World, where natural resources are cleaner and more efficient, and we work in partnership with others to respond to changing demands for a stable and secure supply of natural resources. Our strategy centres on the opportunities to work with others to help solve these challenges, as well as manage our risks, to deliver value to Amec Foster Wheeler and its customers. Our strategy focuses on three key areas;

People

Investing for tomorrow by developing a diverse, inclusive and talented workforce which exhibits our values and behaviours to drive sustainability.

Growth in demand drives the competition for skills and expertise within the industry that we need to deliver a resilient world. We will resource for a diverse and inclusive workforce introducing new people (both experienced and new entrants) to the resource pools in order to create a business with genuine diversity of thought.

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

We want to ensure that sustainability is integrated into the very core of our business and within our decision-making processes. We want to be acknowledged as a leader in sustainable business practice, continually validating our social licence to operate by ensuring employees’ behaviours and actions are in line with our values. Further details on our approach and our strategy can be found on our dedicated sustainability site at www.amecfw.com/sustainability.

Additionally we:

►	developed and launched our Resilient World sustainability strategy

►	continue to report our approach to sustainability, our sustainability performance and our services via an interactive sustainability report on our dedicated sustainability website www.amecfw.com/sustainability

►	continue to commit to and embed within our business practices the ten UN Global Compact Principles around human and labour rights, environment and anti-bribery and corruption

►	published our first Modern Slavery and Human Trafficking statement in response to the UK Modern Slavery Act 2015

►	undertook a review of our carbon reduction and management strategy using science based target methodology

►	continue to support SOS Children as our global strategic charity

►	donated £368,000 to charities globally as part of our community investment programme

►	continue to build on our partnership with 100 Resilient Cities (100RC) – pioneered by the Rockefeller Foundation to give urban centres across the world access to ground-breaking tools allowing them to better plan for potentially destructive weather events

Amec Foster Wheeler Annual report and accounts 2016	33

Financial review

Ian McHoul

Chief Financial Officer

Reported under IFRS
£m unless stated	2016	2015
Continuing operations
Revenue	5,440	5,455
Loss before net financing expense	(482)	(205)
Loss before tax	(542)	(235)
Cash flow from operations	170	220
Diluted loss per share	(138.9)p	(66.1	)p
Dividend per share	7.4p	29.0	p

Adjusted measures
£m unless stated	2016	2015	Change	Underlying change	[7]
Continuing operations
Revenue	5,440	5,455	In line	-8%
Trading profit[1]	318	374	-15%	-22%
Trading margin[2]	5.8%	6.9%	-110bps
Adjusted profit before tax[3]	254	334	-24%
Trading cash flow[4]	375	388	-3%
Cash conversion[5]	118%	104%
Adjusted diluted earnings per share[6]	50.4p	67.7p	-26%

1	Trading profit represents profit before net financing expense before the amortisation and impairment of intangible assets, asbestos-related costs (net of insurance recoveries) and exceptional items, but including the Group’s share of the trading profit of joint ventures.

2	Trading margin represents trading profit expressed as a percentage of revenue.

3	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

4	Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and amounts recognised in trading profit, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

5	Cash conversion represents trading cash flow expressed as a percentage of trading profit.

6	Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

7	Underlying change excludes the effect of acquisitions and disposals of businesses and currency exchange rate movements.

Adjusted performance measures used by the Group are explained and reconciled to the equivalent IFRS measures in the section entitled Performance measures on pages 188 to 190.

34	Amec Foster Wheeler Annual report and accounts 2016

Basis of preparation

Accounting policies

The Group’s consolidated financial statements for the year ended 31 December 2016 have been prepared in accordance with IFRS as adopted for use in the EU and those parts of the Companies Act 2006 that are applicable to companies reporting under IFRS. From the Group’s perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

The Group’s principal accounting policies during 2016 were unchanged compared with 2015.

Critical accounting estimates and judgements

As outlined in note 1 to the consolidated financial statements, management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit and other retirement benefits, the estimation of liabilities in respect of uncertain tax positions, provisions (including asbestos-related and other liabilities), and in assessing the recoverability of goodwill and other intangible assets and whether businesses identified as non-core meet the definition of held for sale or discontinued operations.

Adjusted performance measures

We report adjusted performance measures because they provide both management and investors with useful additional information about the underlying trading performance of the business.

The adjusted performance measures that we reported exclude the amortisation and impairment of intangible assets, exceptional items, and asbestos-related costs (net of insurance recoveries), and, where relevant, the tax effects of those items.

Continuing operations

Revenue

Revenue for the year at £5,440m was in line with last year (2015: £5,455m).

Revenue increased by £52m in AMEASE, by £42m in the Global Power Group and by £5m in NECIS. These increases were offset by a £130m reduction in revenue generated in the Americas.

Excluding the effect of currency movements, underlying revenue decreased by 8%. Weakness in the oil & gas markets in the Americas and AMEASE was partially offset by growth in clean energy and environment & infrastructure.

Seasonality

The Group’s revenue is generally higher in the second half of the year, principally because weather conditions in the northern hemisphere are typically more conducive to project activity.

Administrative expenses

Administrative expenses were £1,072m (2015: £872m), including exceptional items, intangibles amortisation and impairment and asbestos-related costs (net of insurance recoveries) of £784m (2015: £538m).

Administrative expenses before intangibles amortisation and impairment, exceptional items and asbestos-related items reduced by £46m with the benefit of cost savings achieved to date being tempered by adverse currency movements.

Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, were £10m lower at £44m (2015: £54m) again reflecting actions taken to streamline the cost base.

Loss before net financing expense

There was a loss before net financing expense of £482m (2015: £205m) with the increase largely due to impairment charges of £526m in 2016 compared to £315m in 2015.

Amortisation and impairment of intangible assets

Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test.

During 2016, impairments of £526m were recognised of which £500m was recorded directly against goodwill and intangible assets and £26m against assets classified as held for sale:

►	£246m – impairment of GPG goodwill and intangible assets. During 2016, there has been a further deterioration in the forecast results of the GPG business with further delays and project cancellations and reduced bookings in the year. This has resulted in a further impairment charge of £246m (year ended 31 December 2015: £308m)

►	£200m – impairment of the Americas goodwill and intangible assets. During the first half of 2016 there was a significant deterioration in the trading conditions and forecast outturn for the oil and gas business based in Houston. In the light of current trading conditions and uncertainty over future prospects, impairment charges of £200m (2015:£nil) have been recorded against goodwill and the customer relationship asset that was acquired with Foster Wheeler

►	£20m – impairment charge against the brand and customer relationship assets associated with small acquisitions

►	£34m – impairment of an ERP system

►	£26m – impairment of two operations transferred to held for sale in the period, including the transfer of £16m goodwill attributable to the disposal groups

Intangibles amortisation of £129m was in line with last year (2015: £129m).

Amec Foster Wheeler Annual report and accounts 2016	35

Financial review continued

Exceptional and asbestos-related items

Net exceptional and asbestos-related costs totalling £137m (2015: £115m) were recognised in arriving at profit before tax from continuing operations.

During 2016, the integration of the AMEC and Foster Wheeler businesses has continued and there has been an ongoing cost savings programme. Costs of £135m have been incurred in achieving the integration and the cost savings. This includes:

►	£54m of onerous lease and other property costs, which was incurred predominantly in the Americas, as the property portfolio has been reviewed and consolidated

►	Severance and other exit costs were £45m. This largely relates to delayering management and removing overlapping functions, but also includes severance costs related to engineers in the Oil and Gas Americas business following the down turn in trading in that business during the year

►	Professional fees of £31m incurred in relation to establishing the new Group strategy and organisational structure, the establishment of a Global Shared Services Centre and IT integration

There were also internal costs of £5m in relation to integration and restructuring activities.

During the year ended 31 December 2016, the Group recognised net asbestos-related costs of £4m (2015: income of £6m) in profit before tax. There was a credit of £6m relating to a change in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler. This was offset by a charge of £8m in respect of unwinding the discount and costs of managing the liability of £2m. There was no change to the actual liability required following the annual reassessment in 2016.

Trading profit and trading margin
£m unless stated	2016	2015	Change	Underlying change
Revenue	5,440	5,455	In line	-8%
Loss before net financing expense	(482)	(205)
– Amortisation and impairment of intangibles	655	444
– Net asbestos-related income	(4)	(13)
– Exceptional items	131	108
– Share of trading profit of joint ventures	18	40
Trading profit[1]	318	374	-15%	-22%
Trading margin[1]	5.8%	6.9%	-110bps
Order book	£5.8bn	£6.6bn	-11%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

Trading profit fell by 15% to £318m in 2016 (2015: £374m). Trading margin decreased by 110 basis points to 5.8% (2015: 6.9%).

Excluding the effect of currency movements, trading profit was 22% lower than in 2015 with reductions in each of the operating segments.

Within the Americas, trading profit fell by 39% on an underlying basis, as a result of delay or cancellation of contracts in the oil & gas market.

Within NECIS, trading profit decreased by 9% on an underlying basis and trading margin was down 90 basis points compared with 2015. A strong performance from oil and gas in the North Sea was offset by the ending of the NMP contract at Sellafield and losses incurred following difficult trading conditions in the Transmission and Distribution business.

In AMEASE trading profit was down 22%, reflecting favourable contract settlements in 2015 and cost over-runs on a fixed price US government contract in the Pacific.

36	Amec Foster Wheeler Annual report and accounts 2016

Net financing expense

The net financing expense was £71m (2015: £58m). Of this, expenses of £10m (2015: £20m) have been presented separately in the income statement relating to the unwinding of the discount on asbestos-related liabilities (net of insurance recoveries) of £8m (2015: £7m) and costs of £2m (2015: £13m) related to amortisation of the fees and other costs associated with the refinancing of Foster Wheeler acquisition facility.

Of the remaining £61m, there was net bank interest payable of £65m (2015: £31m), net foreign exchange gains of £2m (2015: losses of £1m), a net interest expense on pension assets and liabilities of £nil (2015: £2m) and other income classified as financing of £2m (2015: costs of £4m).

A net currency exchange loss of £127m (2015: £3m) was recognised in the translation reserve in respect of foreign currency borrowings and derivatives held in designated net investment hedging relationships.

Share of results of joint ventures

The Group’s share of joint ventures’ profit for the year was £11m (2015: £28m) with the reduction due to the ending of the NMP contract at Sellafield and the transfer of PetroPower Energia Limitada to held for sale in June 2016, at which time equity accounting ceases.

Loss before tax

Loss before tax was £542m (2015: £235m) after intangibles amortisation and impairment of £655m (2015: £444m), exceptional and asbestos-related items of £137m (2015: £115m) and the Group’s share of joint ventures’ tax expense of £4m (2015: £10m).

Adjusted profit before tax was 24% lower at £254m (2015: £334m).

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

The Group’s effective tax rate on continuing operations (including its share of joint ventures’ income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) was in line with last year at 22.3% (2015: 22.0%).

We expect the effective tax rate to remain below 25%.

During 2016, there was a tax credit on exceptional items of £26m (2015: £18m), and a tax credit of £43m on intangibles amortisation and impairment (2015: £27m).

The Group’s share of joint ventures’ income tax expense was £4m (2015: £10m).

Loss for the year from continuing operations

The loss for the year from continuing operations was £526m (2015: £253m) after intangibles amortisation and impairments of £655m (2015: £444m), the net asbestos-related costs of £4m (2015: income of £6m), net exceptional items of £133m (2015: £121m), and an income tax credit on those items of £69m (2015: £45m).

Adjusted profit for the year from continuing operations was 24% lower at £197m (2015: £261m).

Non-controlling interests

During 2016, there was a profit of £4m attributable to non-controlling interests (2015: loss of £1m).

Earnings per share

The diluted loss per share was 135.6p (2015: 67.2p), comprising a loss per share of 138.9p (2015: 66.1p) from continuing operations and a profit per share of 3.3p (2015: loss of 1.1p) from discontinued operations.

Adjusted diluted EPS from continuing operations was 50.4p (2015: 67.7p), the reduction being due to the decline in the profit for the year from continuing operations.

Dividend

The board has decided to suspend all dividend payments until sustainable free cash flow is being generated, and, as a result is not recommending a final dividend for the year. The interim dividend of 7.4 pence per share was paid on 4 January 2017.

Amec Foster Wheeler Annual report and accounts 2016	37

Financial review continued

Results by operating segment

Americas

£m unless stated	2016	2015	Change	Underlying change	[1]
Revenue	2,516	2,646	-5%	-15%
(Loss)/profit before net financing expense	(203)	94
– Intangibles amortisation and impairment	241	46
– Exceptional items	71	22
– Share of trading loss of joint ventures	–	(1)
Trading profit[1]	109	161	-32%	-39%
Trading margin[1]	4.3%	6.1%	-180bps
Order book	£1.6bn	£2.0bn	-21%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

Revenue in Americas was £2,516m (2015: £2,646m), a decrease of 5%. Excluding the effect of currency movements, underlying revenue was down 15%. Growth in the Clean Energy and Environment & Infrastructure sectors offset declines in Oil & Gas and Mining.

Trading profit fell by 32% to £109m (2015: £161m). The main impact was in Oil & Gas where key contracts were delayed or cancelled by customers which caused a major decline in utilisation rates in Houston. As a result, trading margin was 4.3%, down by 180 basis points compared with 2015.

Northern Europe and CIS (NECIS)

£m unless stated	2016	2015	Change	Underlying change	[1]
Revenue	1,497	1,492	In line	In line
Profit before net financing expense	63	60
– Intangibles amortisation and impairment	42	41
– Exceptional items	10	13
– Share of trading profit of joint ventures	6	20
Trading profit[1]	121	134	-10%	-9%
Trading margin[1]	8.1%	9.0%	-90bps
Order book	£2.0bn	£2.4bn	-15%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

Revenue in NECIS was in line with last year at £1,497m (2015: £1,492m), with a higher level of Oil & Gas activity in the North Sea, driven by major offshore hook ups. Excluding the effect of currency movements, underlying revenue was also in line with 2015.

Trading profit decreased by 10% to £121m (2015: £134m). Trading margin was 8.1%, down 90 basis points compared with 2015 reflecting last year’s strong performance on contract close outs and the ending of the NMP contract at Sellafield during 2016, along with losses incurred in the Transmission and Distribution business following difficult market conditions in the second half.

Asia, Middle East, Africa and Southern Europe (AMEASE)

£m unless stated	2016	2015	Change	Underlying change	[1]
Revenue	1,102	1,050	+5%	-5%
Profit before net financing expense	5	13
– Intangibles amortisation and impairment	42	23
– Exceptional items	10	28
– Share of trading profit of joint ventures	4	4
Trading profit[1]	61	68	-10%	-22%
Trading margin[1]	5.5%	6.5%	-100bps
Order book	£1.8bn	£1.8bn	+3%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

Revenue in AMEASE was up 5% year on year at £1,102m (2015: £1,050m). Weaker Oil & Gas revenues, with growth in the Middle East impacted by project deferrals, was partially offset by stronger performances from Mining and E&I. Excluding the effect of currency movements, underlying revenue was down 5%.

Trading profit was 10% lower at £61m (2015: £68m), reflecting revenue mix and cost over-runs on a fixed price US government contract in the Pacific. Trading margin was 5.5%, down 100 basis points compared with 2015.

38	Amec Foster Wheeler Annual report and accounts 2016

Global Power Group

					Underlying
£m unless stated	2016		2015	Change	change	[1]
Revenue	406		364	+12%	In line
Loss before net financing expense	(234)		(302)
– Intangibles amortisation and impairment	275		334
– Exceptional items	8		4
– Share of trading profit of joint ventures	5		15
Trading profit[1]	54		51	+6%	-6%
Trading margin[1]	13.3%		14.0%	-70bps
Order book	£0.4	bn	£0.4bn	+2%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

Revenues in GPG increased by 12% to £406m (2015: £364m), primarily driven by currency movements. On an underlying basis, revenue was in line with 2015.

Trading profit increased by 6% to £54m (2015: £51m) and trading margin was 13.3%, down 70 basis points, driven by pricing pressure in weak market conditions and lower resource utilisation.

Investment Services

During the periods under review, Investment Services principally comprised the Group’s wind development activities, the Group’s insurance captive and a range of other non-core activities. The Group’s interest in the Incheon Bridge PPP project in Korea and Amec Foster Wheeler Power SRL were classified as held for sale during the year.

Revenue in Investment Services was £16m (2015: £15m). Investment Services made a loss before net financing expense of £3m (2015: profit of £10m), after deducting impairment charges of £21m (2015:£nil), and an exceptional profit on disposal of businesses of £4m (2015: loss of £2m). Trading profit was £17m (2015: £14m) of which £3m (2015: £2m) was derived from joint ventures.

Discontinued operations

Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, together with the UK conventional power business that was classified as a discontinued operation during 2013.

Following favourable contract settlements in the UK conventional power business, there was trading profit from discontinued operations of £6m (2015: loss of £6m) and after a tax charge of £1m (2015: credit of £1m) there was a profit for the year of £5m (2015: loss of £5m).

Discontinued operations included a profit after tax on disposals of £7m (2015: £1m) arising from movements in indemnity provisions and costs associated with businesses sold in prior years.

Discontinued operations generated an overall profit for the year of £12m (2015: loss of £4m).

Acquisitions

There were no acquisitions during 2016 or 2015.

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

In January 2015, the Group acquired the remaining 4.7% interest in Foster Wheeler AG by way of a ’squeeze-out merger’ under Swiss law for consideration of £85m, of which £51m was paid in cash and £34m was settled by the issue of 4.3m of the Company’s ordinary shares and ADSs.

Further details of the acquisition of Foster Wheeler are set out in note 25 to the accompanying financial information.

Disposals

In March 2016, the Group announced its intention to reduce net debt via the disposal of non-core assets. During the year the following disposal groups met the definition of assets held for sale as set out in IFRS 5.

Disposal Group	Location
Incheon Bridge Co. Ltd	Korea
PetroPower Energia Limitada	Chile
Amec Foster Wheeler Power SRL	Italy
Aquenta Consulting Pty Limited	Australia
GPG – Core Boiler Business	Global

On 3 August 2016, the Group signed a sale and purchase agreement relating to its interest in The Incheon Bridge Co. Cash proceeds of £30m were received in December 2016, and reported within current payables. The disposal remains subject to regulatory approval but it is expected to complete in 2017.

The disposal of PetroPower Energia Limitada completed in December 2016 with proceeds of £40m.

In January 2017, the Company sold Aquenta Consulting Pty Ltd., a specialist consultancy business based in Australia, to Jacobs Group (Australia) Pty Ltd for £21m.

On 2 March 2017, the Company signed an agreement to sell its core boiler business to Sumitomo Heavy Industries, Ltd for £137m. The sale is conditional on customary regulatory approvals in certain jurisdictions and is expected to complete during the second quarter of 2017.

Also, on 2 March 2017, the Group announced its intention to dispose of its nuclear business. This business did not meet the definition of held for sale as at 31 December 2016.

Amec Foster Wheeler Annual report and accounts 2016	39

Financial review continued

Liquidity and capital resources

Trading cash flow

Trading cash flow of £375m was £13m lower than last year (2015: £388m), with a £34m reduction in profit before net financing income partially offset by working capital movements.

Cash conversion was 118% (2015: 104%).

Cash generated from operations

Cash generated from operations was £170m (2015: £220m), a reduction of £50m due to the reduction in trading cash flow and an increase of £62m in the cash outflow on exceptional and legacy items. This includes $70m paid following the Longview settlement (see note 21) and principally integration-related costs.

Purchases of property, plant and equipment

Purchase of property, plant and equipment and intangible assets (net of disposals) were £24m (2015: £36m).

Acquisitions and disposals

During 2016, there was a cash outflow of £2m in respect of deferred consideration arrangements on prior year acquisitions, £2m funding of joint ventures and payments of £5m in respect of businesses sold in prior years. Disposal proceeds of £70m were received being £40m in respect of the disposal of PetroPower Energia Limitada and £30m advance proceeds in respect of The Incheon Bridge Co. Ltd.

During 2015 there was a cash outflow of £5m in respect of deferred consideration arrangements on prior year acquisitions. There was a cash outflow of £54m from the acquisition of the non-controlling interests in Foster Wheeler and Kromav. This is presented within financing activities in the cash flow statement.

Movement in net debt

The movement in net debt may be analysed as follows:

	2016	2015
Year ended 31 December	£m	£m
Trading cash flow	375	388
Write off of finance arrangement fees	–	(12)
Net asbestos-related payments	(21)	(22)
Excess of retirement benefit contributions over amounts recognised in trading profit	(4)	(3)
Cash outflow on exceptional items	(82)	(72)
Legacy settlements and discontinued operations	(88)	(36)
Dividends received from joint ventures	(35)	(42)
Exchange rate movements	25	19
Cash generated from operations	170	220
Income taxes paid (net)	(32)	(79)
Interest paid (net)	(47)	(35)
Capital expenditure (net of disposals)	(24)	(36)
Acquisitions and disposals (net)	61	(51)
Ordinary dividends	(113)	(167)
Net share movements	(2)	10
Dividends received from joint ventures	35	42
Exchange and other movements	(20)	33
Cash movement in net debt	28	(63)
Non-cash movements	(103)	(80)
Movement in net debt	(75)	(143)
Opening net debt	(946)	(803)
Closing net debt	(1,021)	(946)

Net debt comprised:

	2016	2015
As at 31 December	£m	£m
Cash and cash equivalents	286	307
Cash deposits	56	33
Cash deposits >3m	22	23
Financial derivatives	27	14
Bank loans (net of facility fees)	(1,375)	(1,264)
Finance lease obligations	(51)	(59)
Net cash classified as held for sale	14	–
Net debt	(1,021)	(946)

40	Amec Foster Wheeler Annual report and accounts 2016

Cash balances

We manage our cash balances such that there is no significant concentration of risk in any one bank or other financial institution. We monitor closely the credit quality of the institutions that hold the Group’s deposits. Similar consideration is given to the Group’s portfolio of derivative financial instruments.

As at 31 December 2016, the Group had cash balances totalling £410m (2015: £363m), of which 78% was held in institutions with a long term credit rating of at least A- (or equivalent) by at least two internationally recognised ratings agencies.

Borrowings

Borrowing facilities

We seek to maintain a balanced capital structure comprising a mix of debt and equity, which is determined by considering the Group’s business profile and strategy, financial policies and the availability and cost of funding. The Group’s long-term net debt target is to be no more than two times trading profit.

On 1 March 2016 the Group entered into a new credit facility agreement with a syndicate of lenders comprising three tranches: a three-year £650m term loan (Facility A), a five-year £650m term loan (Facility B) and a five-year £400m revolving credit facility. This new facility replaced the Foster Wheeler acquisition facility of $2,260m.

In December 2016, Facility A was reduced by £39m following a mandatory repayment from the proceeds of disposal of PetroPower Energia Limitada. There was a further reduction of £20m in February 2017 following the disposal of Aquenta Consulting Pty Ltd.

As at 31 December 2016, the Group had committed banking facilities of £1,687m (2015: £1,768m). Including finance leases, there were total facilities of £1,745m (2015: £1,827m).

As at 31 December 2016, the Group had headroom of £300m against these committed facilities (in addition to cash, cash equivalents and bank deposits of £410m):

	Facility	Drawings[1]	Headroom
	£m	£m	£m
Credit facility agreement
– Facility A	611	619	–
– Facility B	650	667	–
– Revolving credit facility	400	100	300
Project debt	26	26	–
Finance leases	58	58	–
Committed facilities	1,745	1,470	300

1	Drawings are in excess of the facility as a result of foreign exchange movements.

Interest rate profile

Our policy is to maintain between 30% and 70% of the Group’s borrowings at fixed rates of interest. We achieve this by using interest rate swaps and other interest rate derivatives. At 31 December 2016, after taking into account the effect of interest rate swaps and cross currency interest rate swaps, approximately 32% of the Group’s borrowings are at a fixed rate of interest (2015: 28%).

As at 31 December 2016, the weighted average effective cost of the Group’s outstanding borrowings was 3.6% and the effective interest maturity was 29 months.

Borrowing covenants

We are subject to customary covenants, representations and warranties in relation to our borrowing facilities. Our debt financing facility contains certain financial covenants as defined in the facility agreement including:

►	the ratio of consolidated net total borrowings to adjusted consolidated EBITDA must not exceed 3.75:1 for periods to 1 March 2018 and 3.5:1 from thereafter

►	the ratio of consolidated EBITDA to consolidated net finance costs must not be less than 3.0 times

We were in compliance with the financial covenants for the year ended 31 December 2016.

In April 2017 the lenders under the facility agreement agreed to restate the covenant for the ratio of consolidated net total borrowings to adjusted consolidated EBITDA to 4.5:1 for the period to 30 June 2018.

Currency profile of debt

We aim to maintain the currency of the Group’s debt in proportion to the currencies in which the net assets of the Group’s businesses are denominated. We achieve the desired currency profile of the Group’s debt by borrowing in the relevant currency and also by entering into currency derivative contracts.

As at 31 December 2016, the effect of our hedging activity on the currency profile of the Group’s debt was as follows:

	Debt before	Effect of	Debt after
	hedges	hedges	hedges
	£m	£m	£m
Currency:
– Sterling	1,067	(428)	639
– US dollar	380	(29)	351
– Euro	25	226	251
– Canadian dollar	–	229	229
	1,472	(2)	1,470

Amec Foster Wheeler Annual report and accounts 2016	41

Financial review continued

Other assets and liabilities

Goodwill and other intangibles

As at 31 December 2016, the carrying amount of goodwill was £2,164m (2015: £2,192m), with the reduction during the year resulting from an impairment of £214m recognised against the goodwill attributable to the Global Power Group business and £75m attributable to the Americas. In addition there was £60m of goodwill allocated to disposal groups, which was partially offset by currency movement of £321m. See note 12 for further details.

As at 31 December 2016, the carrying amount of other intangibles was £511m (2015: £833m), which comprised acquired identifiable intangible assets of £473m (2015: £753m) and computer software of £38m (2015: £80m). There were impairment charges of £177m recognised against the customer relationship and brand intangible assets and £34m against software. See note 12 for further details.

Amortisation of £129m was in line with last year (2015: £129m).

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

GPG also conducts research and development activities in the areas of combustion; solid, fluid and gas dynamics; heat transfer; materials; and solid mechanics. GPG licenses its technology to a limited number of third parties in selected countries or markets.

In the UK, the US and Canada, the Group claims research and development government credits. Research and development expenditure net of amounts recoverable from customers and government credits claimed is not material to the Group’s operating results.

Property, plant and equipment

As at 31 December 2016, property, plant and equipment amounted to £71m (2015: £127m), with a reduction of £56m during the year due as the transfer of assets with a net book value of £57m to held for sale and depreciation and impairment of £29m offset by additions of £17m and currency movements of £15m.

We hold the majority of the properties through which the Group operates under operating leases which are for varying periods and on differing terms. The Group has a network of over 350 offices worldwide, which range from regional hubs to smaller offices with more local focus.

Due to the geographical spread of the Group’s operations, there is no individual facility the loss of which would have a material adverse impact on the Group’s operations. Equally, there are no plans to construct, expand or improve facilities that would, on completion or cancellation, significantly affect the Group’s operations.

Post-retirement benefits

The Group operates a number of pension schemes for UK and overseas employees. As at 31 December 2015, the two most significant defined benefit schemes were based in the UK: the AMEC Staff Pension Scheme (an open “career average salary” scheme, which also has an associated Executive top-up scheme) and the Foster Wheeler Pension Plan (a legacy scheme that closed to further accrual in 2010). The next most significant was based in the US: The Foster Wheeler Inc. Salaried Employees Pension Plan which was closed to further accrual in 2003.

Following an employee consultation exercise at the end of 2015 and subsequent Trustee approval in early 2016, the Company closed the AMEC Staff and Executive top-up schemes to further accrual from 1 April 2016 and replaced them with a new defined contribution arrangement.

During 2016, all legacy defined benefit plans in the UK were merged into the AMEC Staff Pension Scheme, which was renamed the Amec Foster Wheeler Pension Plan on 1 April 2016. The merged scheme holds all the pension assets in a separately administered fund and is governed by the employment laws of the UK. The benefits are determined by the member’s length of service and salary each year. Once the benefits are in payment, the pension is adjusted each year in accordance with the scheme’s rules relative to UK price inflation. The scheme is established under trust law and is governed by a corporate Trustee Board (the “Trustees”), which consists of employers’ and employees’ representatives and two independent trustees. The Trustees are responsible for the management and administration of the scheme and for the definition of the investment strategy.

As at 31 December 2016, there was a net deficit of £137m on the Group’s defined benefit pension plans (2015: surplus of £63m) with the reduction principally due to changes in actuarial assumptions to reflect financial conditions at the year-end. During 2016, the Group contributed £20m (2015: £36m) to defined benefit pension plans and expects to contribute £23m in 2017, including special contributions of £12m.

Further information on the Group’s retirement benefit plans is provided in note 14 to the accompanying financial information.

42	Amec Foster Wheeler Annual report and accounts 2016

Provisions

Provisions held at 31 December 2016 amounted to £619m (2015: £664m), with the substantial reduction during the year arising principally due to the release and utilisation of brought forward provisions of £99m and £72m respectively. Otherwise, additional provisions of £32m were created and there was an exchange movement of £84m on the opening balances.

Provisions may be summarised as follows:

	2016	2015
As at 31 December	£m	£m
Asbestos-related litigation	413	378
Legal claims and actions	89	154
Obligations relating to disposed businesses	60	78
Property related provisions	17	19
Other provisions	40	35
	619	664

Details of the provisions held by the Group are set out in note 21 to the accompanying financial information.

Asbestos-related obligations

The Group is subject to claims by individuals who allege that they have suffered personal injury from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of the Group’s subsidiaries during the 1970s or earlier.

We assumed the majority of our asbestos-related liabilities when we acquired Foster Wheeler in November 2014. Whilst some of these claims have been and are expected to be made in the United Kingdom, the overwhelming majority have been and are expected to be made in the United States. The disclosure below is therefore presented in respect of the US claims of the former Foster Wheeler entities. The estimates and averages presented have been calculated on the basis of the total historical US asbestos claims since the initiation of claims filed against such Foster Wheeler entities.

US Claim Activities	2016	2015	2014
Number of claims:
Open claims at beginning of year	110,130	118,870	125,240
New claims received	3,800	3,420	3,730
Claims resolved	(32,210)	(12,160)	(10,100)
Open claims at end of year[1]	81,720	110,130	118,870

1	Includes 59,660 non-malignancy claims comprised of claims in inactive court dockets and claims over six years old at 31 December 2016. Mesothelioma and lung cancer claims are considered malignant claims.

The following table summarizes our approximate US asbestos related net cash impact for indemnity and defence cost payments and collection of insurance proceeds:

(All US $ in thousands)	2016	2015	2014
Asbestos litigation, defence
and case resolution payments	46,000	51,130	52,830
Insurance proceeds	(17,220)	(17,460)	(21,110)
Net asbestos-related payments	28,780	33,670	31,720

We expect to have net cash outflows of $30.4m as a result of asbestos liability indemnity and defence payments in excess of insurance proceeds during 2017. This estimate assumes no additional settlements with insurance companies and no elections by us to fund additional payments. As we continue to collect cash from insurance settlements, the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease. We have discounted the expected future cash flows with respect to the asbestos-related liabilities and the expected insurance recoveries using discount rates determined by reference to appropriate risk-free market interest rates.

We have worked with our independent asbestos valuation expert to estimate the amount of asbestos-related indemnity and defence costs at each year-end based on a forecast to 31 December 2050. Each year we have recorded our estimated asbestos liability at a level consistent with our expert’s reasonable best estimate. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future un-asserted claims to 31 December 2050.

For the period to 31 December 2016, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $912m and total cumulative defence costs paid were approximately $474m, or approximately 34% of total defence and indemnity costs. The overall historic average combined indemnity and defence cost per resolved claim through 31 December 2016 has been approximately $3.1k. The average cost per resolved claim is increasing and we believe it will continue to increase in the future.

Over the last several years, annual claim filings against these Foster Wheeler entities have generally trended down. Claims for non-malignancies have decreased while claims for lung cancer and mesothelioma are approximately in line with our expert’s forecast. Together with our independent asbestos valuation expert, we continue to monitor claim filings to determine if any adjustments to our expert’s forecast are warranted.

Amec Foster Wheeler Annual report and accounts 2016	43

Financial review continued

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows. See Risk factors on pages 177 to 187.

As at 31 December 2016, the Group recognised:

►	an asbestos-related provision of £450m (after the effect of discounting of £84m), which included estimates of indemnity amounts and defence costs for open and yet to be asserted claims expected to be incurred in each year in the period to 2050

►	insurance recoveries of £116m (after discounting of £3m)

Non-controlling interests

As at 31 December 2016, non-controlling interests in equity amounted to £11m (2015: £9m), with the increase during the year largely being due to share of profit for year attributable to non-controlling interests.

Distributable reserves

As at 31 December 2016, the Company’s distributable reserves stood at £548m (2015: £564m).

£m
As at 1 January 2016	564
Dividends paid during 2016	(113)
Dividends received from subsidiaries	244
Impairment charges	(64)
Integration costs	(28)
Other costs	(55)
As at 31 December 2016	548

In total, there was a write-down of £571m against the investments in subsidiary undertakings. Of this, £507m was charged against the merger reserve, and so has no impact on distributable profits, and £64m against the profit and loss account reserve.

During 2012, the Company generated a significant profit from a Group restructuring which becomes distributable as qualifying consideration is received by the Company in settlement of the associated loan. There were no repayments of this loan during 2015 or 2014, and a repayment during 2016 was not considered to be qualifying consideration.

Contractual obligations

As at 31 December 2016, the Group’s contractual obligations were as follows:

	Earliest period in which payment due
		Less than	Between one	Between two	After more
	Total	one year	and two years	and five years	than five years
	£m	£m	£m	£m	£m
Bank and other loans
Principal	1,413	106	4	1,299	4
Interest[1]	195	50	54	91	–
Derivative financial instruments[1,2]	73	45	–	28	–
Finance leases	58	12	14	23	9
Operating leases	379	95	91	133	60
Post-retirement benefits[3]	23	23	–	–	–
Total[4]	2,141	331	163	1,574	73

1	Floating rate interest payments and payments on the floating rate legs of interest rate derivatives are estimated based on market interest rates as at 31 December 2016.

2	Payments on foreign currency derivatives are estimated based on market exchange rates as at 31 December 2016.

3	Post-employment benefit obligations represent contributions to which the Group is committed and are not subject to potential future adjustment to reflect investment performance and other actuarial factors.

4	Future payments relating to the Group’s uncertain tax positions are not included because it is not practicable to estimate reliably the timing of these cash outflows.

44	Amec Foster Wheeler Annual report and accounts 2016

Off-balance sheet arrangements

At 31 December 2016, the Group had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Details of the Group’s operating lease commitments are set out in note 26 to the consolidated financial statements.

Outlook for 2017

Given conditions in natural resources end markets, our 2016 trading performance was robust, as we benefited from the breadth of our business – especially the record performance from solar – cost saving actions and the fall in sterling in the second half of the year.

We continue to expect another year of decline in oil and gas activity in 2017 and for solar activity to reduce significantly from the record levels seen in 2016. It is also expected that there will be a better performance from environment and infrastructure and a further significant contribution from standalone overhead cost savings.

This year, we will continue to leverage the outstanding technical expertise of our people to best serve our customers and deliver projects safely across all the markets in which we operate. This and the improvements we have made to the business will ensure we continue to make significant progress in 2017.

Going concern

As at 31 December 2016, the Company had net debt of £1,021m. Committed facilities under the principal Debt Facility Arrangement and other smaller facilities were £1,745m of which £300m was undrawn. The Company has taken steps to reduce its debt including the disposal of non-core assets, cost savings measures and suspending dividend payments until the Company is generating sustainable free cash flow. Despite the actions taken to date, there remained a risk that the leverage ratio would exceed the maximum leverage ratio under the Debt Facility Arrangement of 3.75:1 in the measurement period ended 30 June 2017 and in subsequent periods.

Should there be a breach of the leverage covenant, the lenders could demand accelerated repayment and the Company may not have the funds to make these repayments. To ensure continued compliance with its financial covenants, the Company has approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018. The Directors have a reasonable expectation that the Company and the Group will comply with this revised covenant and will be able to operate within the level of available facilities and cash for the foreseeable future and accordingly believe that it is appropriate to prepare the financial statements on a going concern basis.

We outline on pages 28 to 32 the principal risks and uncertainties that may affect the Group’s results, cash flows and financial position.

Directors’ approval statement

The strategic report, as set out on pages 1 to 45, has been reviewed and approved by our board of directors.

Ian McHoul

Chief Financial Officer
25 April 2017

Amec Foster Wheeler Annual report and accounts 2016	45

Chairman’s governance overview

Good corporate governance underpins effective long-term company performance. Your board is responsible for the Group’s governance and is committed to delivering the highest standards for the benefit of all stakeholders.

Dear shareholder

This section of the report examines the work of your board over the past 12 months and the processes we have implemented.

We once again carried out a review of the effectiveness of your board. Best practice is for these reviews to be facilitated by an external specialist every three years, and we had a full external review by Lintstock in 2015. This year Lintstock assisted us with our internal review, which we carried out by questionnaire. Lintstock prepared a report on the findings which was presented at the January 2017 board meeting and which are summarised on page 58.

In April 2016, the UK Financial Reporting Council issued a revised version of the UK Corporate Governance Code* (the Code). Although we are not yet required to comply with this version of the Code, our belief in adopting the highest standards means that we have chosen to report against this framework this year. In the opinion of the directors, your Company has complied with the provisions of the April 2016 edition of the Code, in respect of the year ended 31 December 2016. The governance report examines how we have applied these provisions.

This was the second year that your Company needed to comply with the provisions of the US Sarbanes-Oxley Act of 2002, which governs management’s assessment of internal controls over financial reporting. We have again successfully achieved compliance by 31 December 2016. This process added further requirements to the activities of your board’s committees.

In my Chairman’s report on page 8, I outline the board changes which have occurred since the start of 2016. After a comprehensive search by Korn Ferry, the board appointed Jon Lewis as Chief Executive Officer on 1 June 2016. This followed Samir Brikho stepping down as Chief Executive Officer in January. Ian McHoul, our Chief Financial Officer, was interim CEO until Jon’s appointment.

Since my last report, Neil Carson has retired from the board and Colin Day has taken on the role of Senior Independent Director. Roy Franklin has been appointed Chairman of the Remuneration Committee and a member of the Audit Committee. Kent Masters has indicated his intention to retire from the board following the conclusion of the AGM and he will step down as a member of the HSSEE Committee at the same time. Bob Card joined the board on 1 March 2017 and is a member of the Audit and HSSEE Committees. Bob has over 40 years of experience in the oversight, operations and management of infrastructure, power, mining and energy projects and I am delighted that he has joined our board.

In addition to filing an annual report in the UK, we are required to also file our annual report in the US on Form 20-F, which complies with the reporting requirements of the New York Stock Exchange, US securities laws and the rules of the Securities and Exchange Commission applicable to foreign private issuers. We have again produced a combined annual report and annual report on Form 20-F to ensure we provide consistent information to all our investors.

As required by the SEC, a summary outlining the significant differences between the Company’s corporate governance practices as a UK listed company and those followed by US companies can be found on pages 208 to 209.

As we have explained in the strategic report, your Company is going through a period of significant change. The board has an important role to play in overseeing this transformation and we will continue to apply the highest standards of governance to assure effective implementation to the benefit of shareholders.

John Connolly

Chairman
25 April 2017

*Printed copies of the UK Corporate Governance Code can be obtained from www.frcpublications.com

46	Amec Foster Wheeler Annual report and accounts 2016

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

Jon Lewis

Chief Executive Officer

Prior to joining Amec Foster Wheeler, Jon had been employed in a number of senior roles at Halliburton Company Inc since 1996 – most recently as a Senior Vice President and member of the Halliburton Executive Committee, with responsibility, since 2014, for leading its largest division, Completion & Production. Prior roles included leadership of the Europe/Sub-Saharan Africa Region (the largest operating region outside North America) and the Drilling and Evaluation Division.

He joined Halliburton following nine years in academia, where he was NERC research fellow at the Royal School of Mines at Imperial College in London and Conoco Lecturer in Petroleum Geology at Heriot Watt University, Edinburgh. Jon holds a BSc in Geology from Kingston University and a PhD in Geology/ Sedimentology from the University of Reading.

Term of office

Jon was appointed Chief Executive Officer on 1 June 2016 and has no fixed term of office. His service contract is terminable on six and twelve months’ notice by him and the Company respectively.

Amec Foster Wheeler Annual report and accounts 2016	47

Leadership and effectiveness continued

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

Term of office

Ian was appointed Chief Financial Officer on 8 September 2008 and served as interim CEO from 17 January 2016 to the appointment of Jon Lewis on 1 June 2016. Ian has no fixed term of office. His service contract is terminable on six and twelve months’ notice by him and the Company respectively.

External appointments

Ian has been a non-executive director of Britvic plc since March 2014 and was a non-executive director of Premier Foods plc from July 2004 to April 2013.

Linda Adamany

Non-executive Director, Chairman of the health, safety, security, environmental and ethics (HSSEE) committee and a member of the audit, remuneration and nominations committees

Linda has over 40 years’ business experience, with 27 in the international energy sector. Between 1980 and 2007. Linda held a number of executive positions at BP plc in the UK and US. During that time, she held various executive roles in refining and marketing, exploration and production and petrochemicals, including Chief Executive of BP Shipping and Group Vice President and Commercial Director, BP Refining & Marketing.

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

Bob Card

Non-executive Director, member of the audit and health, safety, security, environmental and ethics (HSSEE) committees

Bob has over 40 years of experience in the oversight, operations and management of infrastructure, power, oil & gas, mining and environmental projects. Between 2012 and 2015, Bob was the President, Chief Executive Officer and a board member of SNC-Lavalin Group, Inc. Between 1975 and 2012 he spent his career at CH2M where he held a variety of executive management positions, including almost 14 years as a member of its board. While at CH2M, he also served as deputy programme manager for the London 2012 Olympics for the Delivery Partner, CLM. He was also the project manager for one of the world’s largest and most successful nuclear weapons plant remediation projects for the Rocky Flats site in Colorado.

Bob was the Under Secretary of the U.S. Department of Energy between 2001 and 2004 responsible for all the Department’s business in Energy, Environment and Science. He has prior relationships with the Center for Strategic & International Studies (CSIS) and the Brookings Institution. He holds a Master’s Degree in Environmental Engineering from Stanford and completed the Executive PMD program at Harvard Business School. He is currently the President of The Card Group, LLC, an executive consultancy.

Term of office

Bob was appointed a non-executive director on 1 March 2017 for an initial term of three years, which will end at the 2020 AGM.

In accordance with the Company’s articles of association, Bob will retire from office at the forthcoming AGM and offer himself for election.

Colin Day

Senior Independent Director, Chairman of the audit committee and a member of the remuneration and nominations committees

Colin has more than 25 years of experience of blue chip companies including Aegis Group Plc, ABB Group, De La Rue Group Plc and British Gas. Colin served as Chief Executive Officer of Essentra plc (formerly Filtrona plc) from 1 April 2011 to 31 December 2016 and remained on the board until the conclusion of Essentra’s annual general meeting on 20 April 2017. Prior to Essentra, he was Chief Financial Officer of Reckitt Benckiser Group plc from 2000 to 2011. Between 1995 and 2000, he served as Group Finance Director of Aegis Group plc. He spent six years in a number of divisional finance director positions with ABB Group and served as Group Finance Director of ABB Kent Instrumentation and ABB Kent plc from 1988 to 1994. Colin started his career in 1973 as a trainee accountant at Kodak. He is a Fellow of the Association of Chartered Certified Accountants and holds an MBA from Cranfield School of Management, UK.

Colin has been a director of FM Global since January 2014 and was appointed as a non-executive director and chairman of the audit committee of Meggitt plc on 1 October 2015. He was previously a non-executive director of WPP plc from 2005 to June 2015. Colin was appointed to the FRC Audit Advisory Group on 3 July 2014.

Term of office

Colin was appointed a non-executive director on 14 October 2010. His term of office was extended in January 2017 for a third three-year term to the date of the 2020 AGM.

48	Amec Foster Wheeler Annual report and accounts 2016

Roy A Franklin

Non-executive Director, Chairman of the Remuneration Committee and member of the audit and nominations committees

Roy has more than 40 years’ experience as an executive in the oil & gas industry. He spent 18 years at BP, latterly as Head of M&A, BP Exploration, after which he was Group MD of Clyde Petroleum and then CEO of Paladin Resources until its acquisition by Talisman Energy in 2005. Since then Roy has served on a number of international energy boards in non-executive roles, and until recently, was chairman of Keller Group plc.

Roy is currently deputy chairman of Statoil ASA and a non-executive director of Santos Ltd. He is also currently chairman of privately-owned Cuadrilla Resources Holdings Ltd, and a member of the advisory board of Kerogen Capital LLC. Roy holds BSc in Geology from the University of Southampton.

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

Term of office

Kent was appointed a non-executive director on 13 February 2015. He will be retiring from the board at the close of the 2017 AGM having served over two years as a non-executive director.

Stephanie Newby

Non-executive Director, member of the audit and health, safety, security, environmental and ethics (HSSEE) committees

Stephanie is the Chief Executive Officer of Crimson Hexagon, a big data social media analytics company. Prior to Crimson Hexagon she founded Golden Seeds in 2004, an investment company that provides investment capital to early-stage, high-growth companies. Previously, she spent 20 years working in the financial services industry in Sydney, London and New York, with the majority of her career spent with J.P. Morgan, where she headed several global businesses serving as Global Head of Futures and Options, Head of International Private Banking, Chief Operating Officer of Global Equities and Head of eCommerce.

Appointed in 2004, Stephanie was a member of the Foster Wheeler AG board until the completion of the acquisition by AMEC, serving on the audit and governance and nominating committees. She also previously served as a non-executive director and member of the audit and compensation and HR committees of RiskMetrics Group, Inc. Stephanie also holds a BA in English Literature from the University of Sydney.

Term of office

Stephanie was appointed a non-executive director on 13 November 2014 for an initial term of three years, which will end at the 2018 AGM.

We will continue to seek to build upon and complement the board’s existing skills set, including a focus on increased diversity, whether this is through gender, race, nationality, thought or general background.

Independence of non-executive directors

The board considers that, with the exception of Kent Masters, whose previous employment by Foster Wheeler precludes him from meeting the required independence criteria, the non-executive directors are independent and free from any relationships or circumstances that could affect their independent judgement.

Amec Foster Wheeler Annual report and accounts 2016	49

Leadership and effectiveness continued

Amec Foster Wheeler governance structure

50	Amec Foster Wheeler Annual report and accounts 2016

Board role and responsibilities

The board is collectively responsible for delivering sustainable long-term shareholder value in line with its obligations to, and the expectations of, the Company’s stakeholders.

The board is responsible for setting the Company’s strategic aims and providing the leadership and resources to achieve its objectives. The board’s role is to be distinguished from overall operational management, which is the responsibility of the Chief Executive Officer who, in turn, delegates authorities to the Chief Financial Officer, business line and functional leaders. They have in turn further delegated authorities to their teams.

In order to ensure it retains appropriate overall control of the Group, a number of key matters are not delegated to management and as such the board maintains a schedule of matters reserved for its approval. These include:

►	annual strategic and short-range plans

►	financial and treasury policies

►	risk identification, risk appetite, risk management and internal control systems

►	high-value potentially high-risk projects

►	major acquisitions and disposals

►	Code of Business Conduct and Health, Safety, Security, Environmental and Ethics policies

►	full and half-year accounts

►	dividend policy

►	succession planning for directors and senior executives

►	group-wide policy framework

►	ensuring the effectiveness of governance practices

►	appointment and removal of the Company Secretary

This schedule is reviewed for continued acceptability on an annual basis. In August 2016, the schedule was reviewed and a couple of minor changes were made in relation to due diligence in HSSE matters. No further changes were deemed necessary.

High quality corporate governance helps to underpin long-term company performance and the board is responsible for maintaining strong governance practices and regularly reviewing the Company’s governance structure as illustrated on page 50.

The Code of Business Conduct is the cornerstone of the Company’s approach to governance and is applicable to all employees, including the Chief Executive Officer, Chief Financial Officer and other senior financial professionals. The Code of Business Conduct is the responsibility of, and is upheld by, the board; it acts as a guide for our day-to-day working life, providing a practical application of Amec Foster Wheeler’s values and ensuring all those who work for and under Amec Foster Wheeler’s direction understand the behaviour that is expected of them. The Code of Business Conduct, which is available to employees in 14 different languages, complies with relevant UK and US regulations and is available on the Company’s website at amecfw.com/ethics.

A global policies document works in conjunction with the Code of Business Conduct providing further detail and elaboration on matters affecting all of Amec Foster Wheeler’s businesses. The global policies document describes the key policies for directing and managing the Group’s businesses consistently in accordance with our vision and values. These global policies are supported by a set of mandatory procedures, which further explain how the policies are to be applied. Together, the global policies and procedures set the framework within which business, functional and local policies and procedures are set. The board approves the group-wide policy framework. On a day-to-day basis, the board has delegated responsibility for implementation of the global policies and ownership of the procedures to the Executive Committee. The board considers the global policies to be part of the risk-based approach to corporate governance and the maintenance of sound internal controls.

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

The board is supported in its work by four board committees (nominations, audit, HSSEE and remuneration), chaired by either the board Chairman or another non-executive director, and a number of management committees and groups, chaired by executive directors (or other senior individuals), to which specific responsibilities have been delegated. You can find out more about the membership, duties, responsibilities and work of these committees in the dedicated reports that follow. Full written terms of reference for each board committee can also be found online at amecfw.com/aboutus/corporate-governance.

The directors believe that the board leads the Group effectively and that all directors act in accordance with what they consider to be the best interests of the Company, consistent with their statutory duties under the Companies Act 2006 and other legislation.

Amec Foster Wheeler Annual report and accounts 2016	51

Leadership and effectiveness continued

Board composition

As at 31 December 2016, the board comprised the non-executive chairman; two executive directors (the Chief Executive Officer and the Chief Financial Officer); and six non-executive directors.

On 1 January 2016, Roy Franklin was appointed as a non-executive director of the Company. The Company announced on 18 January 2016 that Samir Brikho had stepped down as Chief Executive Officer. Ian McHoul fulfilled the role of interim CEO, alongside his role as Chief Financial Officer, until the appointment of Jon Lewis as Chief Executive Officer on 1 June 2016. On 31 December 2016, Neil Carson stepped down as a non-executive director of the Company.

On 1 March 2017, Bob Card was appointed as a non-executive director of the Company. Kent Masters will be retiring from the board as a non-executive director at the close of the 2017 AGM.

Details of the directors, including their biographies, other significant commitments and committee memberships can be found on pages 47 to 49. Details of the directors’ service contracts, emoluments and share interests are set out in the remuneration report on pages 72 to 88.

The Company’s articles of association require all directors to seek election by shareholders at the AGM following their initial appointment and re-election every three years thereafter. However, in line with the recommendations of the Code, our practice is that all directors submit themselves for re-election on an annual basis. All of the directors wishing to continue serving, and considered eligible by the board, will offer themselves for re-election at the 2017 AGM.

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

As part of the Company’s broader diversity initiative, it supports the recommendations of the final report in the Davies Review series. For a short period of time, 22% of our board will be female until Kent Masters retires from the board at the close of the 2017 AGM, after which, 25% of our board will again be female. The board will take into consideration the recommendation of the Hampton-Alexander Review, that FTSE 350 companies should aim to build the representation of women on their boards to 33% by 2020, when considering future candidates for board appointments. Candidates for board appointments are evaluated on merit in light of the requirements of the role, having due regard to the Group-wide commitment to diversity and inclusion. The board recognises the importance of diversity, including but not limited to gender balance across the Group more generally. In recognition of this, Amec Foster Wheeler won the Diversity and Inclusiveness Award at the Oil & Gas UK Awards 2016. In June 2016 we celebrated our first global diversity and inclusion week which focused on ‘thinking differently, together’ and provided our employees with the opportunity to question and challenge themselves and others, to share their views, and to listen to the ideas and thoughts of others on the importance of diversity and inclusion on a global scale. During the year, we also saw the launch of our second series on women in leadership which was an initiative driven to provide support and empower young women across the business to take ownership of their careers. The gender diversity of the Company and its senior management is shown on page 25.

52	Amec Foster Wheeler Annual report and accounts 2016

The Chairman and
Chief Executive Officer

The Company does not combine the roles of Chairman and Chief Executive Officer. There is a clear and well-defined division of accountability and responsibility between the roles of the Chairman and Chief Executive Officer and these are set out in writing and have been agreed by the board. The consequence of this clear division of responsibility at the head of the Company is such that no individual has unrestricted powers of decision. The Chairman and Chief Executive Officer are committed to ensuring the development and maintenance of an effective and trusting relationship with the appropriate balance between challenge and support.

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

Each year the Chairman produces a board plan intended to summarise the board’s activities in executing its duties during the year. The plan highlights the priorities the board has identified for the year, and those of the Chief Executive Officer, and can be modified to take account of any unscheduled developments. In chairing and setting the agenda for board meetings, the Chairman ensures sufficient time is available for discussion and meaningful challenge in areas such as strategy, performance, value creation and accountability.

Subject to matters reserved for the board, the Chief Executive Officer is responsible for the leadership of Amec Foster Wheeler’s businesses with the primary objective of creating shareholder value. Consistent with this objective, overall operational management is delegated to the Chief Executive Officer who, together with the Executive Committee, is responsible for the proposal, development and implementation of the Group’s overall strategy, driving execution, growing markets and customers and developing our people. The building and maintenance of an effective executive management team, and the allocation of responsibility therein, are key components of and essential to the performance of the Chief Executive Officer’s role.

The Chief Executive Officer also takes the lead role in the promotion of Amec Foster Wheeler, setting the tone in the realisation of the Company’s vision and values and encouraging the highest standards of health, safety, security, environmental and ethical performance.

Senior Independent Director

Colin Day has acted as the board’s Senior Independent Director since the retirement of Neil Carson on 31 December 2016. Colin was selected for the role on account of his significant knowledge of Amec Foster Wheeler and its operations and his experience as a director of international companies. Both the nominations committee and the board considered that Colin best met the criteria required for the role. The Senior Independent Director is responsible for:

►	providing additional support to and acting as a sounding board for the Chairman on board-related matters

►	acting as an additional channel of communication between the Chairman and the other directors where necessary

►	being available to shareholders for concerns they may have that have not been resolved through the normal channels of the Chairman, Chief Executive Officer or other executive directors, or which are not appropriate to raise through these channels

►	acquiring an objective understanding of the issues and concerns of Amec Foster Wheeler’s shareholders through attendance at a sufficient number of meetings with the company’s major shareholders and financial analysts

►	at least annually establishing the views of the non-executive directors as to the performance of the Chairman

►	following completion of the above evaluation exercise, providing feedback to the Chairman on his performance

►	overseeing the search for a new Chairman, as required

Amec Foster Wheeler Annual report and accounts 2016	53

Leadership and effectiveness continued

Non-executive directors

The non-executive directors are crucial in bringing an external perspective and wide range of skills, experience, expertise and diversity of views to the board’s deliberations and the development of strategy. The membership of each of the board committees is structured to ensure the most effective use of each non-executive director’s time and to reflect their individual skills and experience. The non-executive directors constructively challenge and scrutinise the performance of management against agreed objectives and provide an invaluable contribution to the work of the board’s committees. The board benefits greatly from the contribution and balance they bring and to ensure this continues, the Chairman holds meetings with the non-executive directors, without the executive directors present, immediately following most scheduled board meetings.

The board’s policy is that non-executive director appointments are normally for three consecutive three-year terms, subject to assessment by the nominations committee after the end of each term. The committee makes recommendations on reappointments to the board.

To ensure their independence and ability to constructively challenge, the external commitments of each non-executive director, including those of the Chairman, are reviewed prior to appointment. In accordance with the board’s policy to ensure that the non-executive directors are not conflicted and are able to commit sufficient time to meet their duties and responsibilities to Amec Foster Wheeler, all additional prospective appointments are also disclosed to the board to determine whether they present a detrimental effect. Each director’s undertaking as to their ongoing commitment to the role, together with an assessment of their continued independence, is reviewed as part of their annual performance evaluation.

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

54	Amec Foster Wheeler Annual report and accounts 2016

Board meetings

The board holds a minimum of six regular meetings throughout the year, scheduled in accordance with an annual timetable. Additional board meetings and telephone conference calls are held as required to deal with specific issues. In 2016 there were 7 scheduled meetings and 6 unscheduled meetings.

Directors are expected to attend all scheduled board and relevant committee meetings, unless they are prevented from doing so by unavoidable prior business commitments or other valid reasons. All directors are provided with full papers in advance of each meeting. Where a director is unable to attend a meeting, they are encouraged to discuss any issues arising with the Chairman or Chief Executive Officer as appropriate.

Number of meetings attended

	Scheduled	Unscheduled
John Connolly	7/7	6/6
Samir Brikho (until 18 January 2016)	0/0	1/1
Jon Lewis (from 1 June 2016)	4/4	1/1
Ian McHoul	7/7	6/6
Linda Adamany	7/7	5/6
Neil Carson	5/7	5/6
Colin Day	6/7	5/6
Kent Masters	7/7	6/6
Stephanie Newby	7/7	6/6
Roy Franklin	7/7	5/6

Unscheduled meetings were convened throughout the year to consider such matters as trading updates and director appointments. As these were not scheduled, members were not always able to attend but were provided with full packs of information and were invited to make comments.

At least one scheduled meeting each year takes place away from Amec Foster Wheeler’s head office in London. This provides the board with an opportunity to understand more about Amec Foster Wheeler’s business and to meet employees based locally. The October 2016 board meeting and board strategy discussions took place in Kuwait, where the board met with local management and also visited a client clean fuels project site.

In addition to the matters reserved for the board, certain items are considered at every scheduled board meeting. The Chief Executive Officer provides a report on business performance, strategy execution and emerging issues and the Chief Financial Officer updates the board on financial results and progress against the short-range plan. Reports are also received on investor relations and market issues, HR and HSSEE matters. In addition, the Chairman and the Chief General Counsel and Company Secretary provide an update on legislative, regulatory and governance matters and twice yearly the Chief General Counsel and Company Secretary provides updates on material claims and disputes.

Senior management is regularly invited to present at board meetings and, led by the business line presidents, provides ‘deep dive’ reviews of each business line. In addition to standing items discussed at each meeting, the board considers a regular schedule of financial and planning matters including the approval of financial results and dividends; special matters including the review and approval of strategy; the determination of major risks and risk appetite and transaction and competitor reviews. The board receives an annual presentation from the Chief People Officer on senior management succession planning and management development. In August 2016, a discussion took place on the strategy for the development of talent and performance and an update on succession planning but a fuller review has been deferred to 2017 due to the new organisation structure and reconfiguration of the senior leadership team. The board has also identified a range of topic reviews that are addressed annually and these include the strategies followed by the corporate functions eg Tax, Treasury and IT, as well as the board effectiveness and composition reviews.

The board also holds a separate additional meeting each year to perform a full strategic review of the Group. On account of the overseas visit being postponed until October 2016, the strategy event was held at the same time in Kuwait. During this meeting, the new organisational structure and strategy was presented and discussed, which is designed to bring us closer to our customers, improve the consistency of project delivery and sustainably reduce our overhead costs, thus offering long term opportunities to offset the current headwinds in areas such as offshore greenfield oil and gas and mineable oil sands.

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

Amec Foster Wheeler Annual report and accounts 2016	55

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

If a director had a concern about the running of the Company or a proposed action that could not be resolved, this would be recorded in the minutes. In addition, upon resignation, should a director have any such outstanding concerns, they would be invited to provide the Chairman with a written statement for circulation to the board. No such statements were received during 2016.

Conflicts of interest

The board has procedures in place for the disclosure and review of conflicts of interest. No material conflicts of interest arose in 2016. Prior to appointment, prospective directors provide information on any conflicts of interest, and thereafter any potential conflicts of interest are considered at the start of each board meeting. Accordingly, each director is aware of their responsibility to avoid a situation where they have an actual or potential conflict of interest, the requirement to keep the same under review and inform the Chairman and Company Secretary of any change in their situation. An effective procedure is in place for the board to authorise conflict situations in accordance with the Companies Act 2006 and the Company’s articles of association, should they arise. In other cases, the conflict is managed by excluding the relevant director from the discussion.

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

56	Amec Foster Wheeler Annual report and accounts 2016

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

Internally facilitated training is arranged by the Company Secretary on topics and issues relevant to the operation of the board and the responsibilities of the directors. The board receives presentations from management on changes and significant developments in the business. Updates on changes in legislation and communications from the Company Secretary’s office on key developments in corporate governance are also provided. In addition, use is made of external auditor and adviser training programmes. During the year the board received presentations from internal and external experts on such matters as anti-bribery and corruption, information systems, the new Market Abuse Regulations, and the Modern Slavery Act. From time to time the directors individually attend seminars and conferences related to their areas of expertise and responsibility.

To further develop the directors’ understanding of the Group’s businesses and culture, the board undertakes visits to various places of Amec Foster Wheeler business. As previously mentioned, during the year the board visited some of the Group’s operations in Kuwait.

Amec Foster Wheeler Annual report and accounts 2016	57

Leadership and effectiveness continued

Evaluation

In line with the recommendations of the Code, each year a formal performance evaluation review is undertaken of the board, its committees and the directors individually. In 2016, the performance evaluation was internally facilitated with the support of Lintstock, a third-party service provider. Lintstock have been the provider of the Company’s insider list management software since 2011 and have assisted with the board evaluation process since 2014, but other than this, have not undertaken any other work of any kind for the board or the Company.

This year, the review process involved the completion of a tailored questionnaire by each director which was designed to establish their perceptions in a number of areas considered to be key to an effective board.

Lintstock’s report on the findings of this survey of board effectiveness was discussed at the board’s January 2017 meeting. In summary, the results were very positive and engagement and interaction amongst board members continue to be very strong. The main observations from the evaluation were:

►	the appointment of Roy Franklin in the year as a non-executive director was identified as a valuable addition of oil & gas sector experience, providing greater industry experience which was desired by the board

►	the relationships between the board members and the board and wider senior management were rated highly and the non-executive directors’ support and challenge of management was positively rated

►	the management of meetings in terms of setting the annual cycle of work and management of time and input during the meetings was considered to be very good

►	the effectiveness with which the board reviewed past performance and influenced future performance was rated positively, although it was suggested that more time might be spent on strategy considerations and review of large projects

►	the clarity of the articulation of the conclusions reached was positively rated and the importance of monitoring progress noted

►	the board’s overall oversight of the risk appetite was rated highly although it was considered that there should be greater alignment in some areas between risk appetite and post-mitigated risks

►	the handling of the transition to a new Chief Executive Officer and the overall process by which a successor was selected and appointed was rated highly

A number of areas for improvement were identified and these will continue to be addressed over the coming year as part of the board plan. These include:

►	continued exposure to senior management to aid assessment of the broader management team

►	focus on the board’s priorities including strengthening of the balance sheet

►	delivery of the Company’s growth initiatives and cost reduction plans

►	enhancement of the board’s experience in the industries and geographies in which the company operates

►	continued focus on the strategic objectives of the Group and their execution

In addition, and as required by the Code, the Senior Independent Director, having taken the views of the non-executive and the executive directors, reviewed the performance of the Chairman. The Senior Independent Director met with the Chairman in April 2017 to review his performance during 2016. The Chief Executive Officer conducts annual performance development reviews with his direct reports.

58	Amec Foster Wheeler Annual report and accounts 2016

Nominations committee

The nominations committee is primarily focused on evaluating the board of directors and on examining the skills, characteristics and dynamics that are needed to run an effective board.

Dear shareholder

The Group continues to undergo transformational change and the nominations committee has played a key role over the last 12 months in ensuring your Company has the leadership it needs.

Most significantly, the committee led the search process that resulted in Jon Lewis’ appointment as Chief Executive Officer on 1 June 2016. In recommending Jon’s appointment to the board, we noted that he had the strategic vision, operational skills and the values that your Company required, and that he was the outstanding candidate for the role.

The committee believes that the board members have a strong blend of skills, experience and length of service, as shown by the chart on page 52. One of the committee’s key tasks is to ensure that the board remains appropriately balanced and to nominate new board members who will add valuable knowledge to the board’s deliberations. With Neil Carson retiring from the board at the end of 2016 and Kent Masters indicating his intention to retire at the conclusion of the AGM in June 2017, the committee has determined that the board would benefit from recruiting additional non-executive directors with relevant industry experience.

We were therefore pleased to recommend to the board the appointment of Bob Card, who joined the board on 1 March 2017. Bob has over 40 years’ experience in the oversight, operations and management of infrastructure, power, mining and energy products, and we are delighted that he has joined us.

John Connolly

Chairman of the nominations committee

25 April 2017

Members

During 2016, the nominations committee comprised the Chairman, Linda Adamany, Colin Day and Roy Franklin. The quorum for the committee is two members. There were six committee meetings held in the year.

Membership and attendance of the nominations committee up to 31 December 2016

Meeting attendance
John Connolly (Chairman)	6/6
Linda Adamany	4/6
Colin Day	5/6
Roy Franklin	5/6

Meetings of the committee are usually called at short notice to consider matters as they arise. This means that members may not always be available, but they are always fully apprised of matters to be discussed and their views sought and taken into account. Due to prior commitments, Linda Adamany was unable to attend two meetings called at short notice and Colin Day and Roy Franklin were both unable to attend one meeting called at short notice due to prior commitments.

At its meeting on 5 December 2016, the board approved the terms of reference for the committee as remaining fit for purpose and no changes were required. The terms of reference of the committee are available to review on amecfw.com.

There have been no changes to the membership of the committee in 2017.

Key responsibilities

The committee is mindful of the board’s desire to maintain an appropriately diverse and balanced membership, in terms of skills, experience, independence and knowledge of the Group, taking into account the benefits of diversity, so as to ensure the delivery of the Group’s strategy and performance. The committee regularly reviews the board’s structure, size and composition against these criteria and the board selection criteria referred to on page 60.

Together with the board, the committee also considers board succession planning in conjunction with reports from the Chief Executive Officer and Chief People Officer on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within the senior management team and on the board.

As part of the internally conducted board effectiveness review undertaken in 2016, the performance of the committee was also evaluated and this was overall rated highly. As an area for further improvement, it was suggested that there be greater focus on succession planning which would improve the ability of the board to evaluate top management.

Amec Foster Wheeler Annual report and accounts 2016	59

Leadership and effectiveness continued

Nominations committee continued

Activities of the committee

Following Samir Brikho’s departure on 17 January 2016, the Company appointed Ian McHoul as the interim CEO and appointed the executive search firm, Korn Ferry, to assist the Company in its search for a new Chief Executive Officer. Both internal and external candidates were considered.

A role specification had been prepared to assist in distilling a long list of both internal and external candidates. Both internal and external candidates were interviewed by the Chairman and Chief People Officer and the resulting shortlist of candidates was interviewed by all the board members. After careful consideration of both his academic and professional background and the current needs of the Company, the committee recommended the appointment of Jon Lewis to the board, and he joined the board on 1 June 2016. Jon brings with him over 30 years’ experience in the oil and gas industry, including 20 years as a senior executive at Haliburton

Korn Ferry has been appointed as one of the search partners of the Company and a global agreement has been put place in respect of this appointment.

In early 2016, the committee recommended Linda Adamany be appointed as a non-executive director for a second three-year term of office on the basis of her significant relevant international experience and her knowledge of the activities of the Group. The board approved the recommendation and her second three-year term will end at the conclusion of the 2019 AGM.

In September 2016, Neil Carson announced his intention to retire from the board at the end of 2016 and from his roles of Senior Independent Director and Chairman of the Remuneration Committee. After careful consideration, the committee concluded that Colin Day best met the required criteria to replace Neil as Senior Independent Director and Roy Franklin was appointed as the Chairman of the Remuneration and a member of the Audit Committee, both with effect from 31 December 2016.

In October 2016, the Company appointed the executive search firm, The Zygos Partnership (Zygos) to search for two new non-executive directors, with experience in the Oil, Gas and Chemicals industry, or the Mining sector, or who could bring diversity to the board in the form of geography and/or gender.

Zygos identified a long list of quality candidates within the Oil, Gas and Chemicals industry from which the committee identified a shortlist of candidates. Several of the members of the board interviewed the candidates and after due and careful consideration, due to his significant relevant experience, the committee recommended the appointment of Bob Card to the board with effect from 1 March 2017. Bob was also appointed a member of the Audit and Health, Safety, Security, Environmental and Ethics committees.

Bob Card has over 40 years’ experience in the oversight, operations and management of infrastructure, power, mining and energy projects and is the former CEO of SNC-Lavalin Group Inc.

Zygos had previously worked with the Company in respect of its search for a new Chairman in 2011 and in respect of the process that led to Linda Adamany’s appointment in 2012 and Roy Franklin’s appointment in 2016. Other than this they have not undertaken any other work of any kind for the board or the Company.

In June 2016, the committee reviewed the board selection criteria and confirmed it remained appropriate to be used to identify any gaps in the overall experience and knowledge of the board as a whole and to assist appropriately in the future board selection process.

In early 2017, the committee considered the reappointment of Colin Day as a non-executive director for a second three-year term of office as his first three-year term would end at the 2017 AGM. On the basis of his significant relevant financial experience and his knowledge of running a business as CEO, the committee recommended that he should be reappointed for a second three-year term.

60	Amec Foster Wheeler Annual report and accounts 2016

Our Executive committee

Distinct from the executive directors (shown on pages 47 to 49), the Executive Committee comprises the following senior operational and functional management:

Eddie Aaron

President, Power & Process

Appointed to this position in January 2017, Eddie previously held the role of Vice President of Business Acquisitions for the Power & Process Americas business. Eddie joined Amec Foster Wheeler in 2008 as Vice President of Construction. In this role, he was responsible for the construction group’s P&L performance and safe execution of EPC (engineering, procurement, construction) projects. Eddie has more than 38 years’ experience in the construction industry with an extensive background in scheduling, estimating, cost control, and project management. His EPC project delivery experience spans many energy market sectors including solar, wind, gas, conventional power, and bio process industries. Prior to joining Amec Foster Wheeler, Eddie held a number of leadership roles, including as President of Watkins Engineers & Constructors and Chief Operating Officer of Milton J. Wood Company. Eddie completed the Construction Executive Program at Texas A&M University.

Rod Carr

Chief Information Officer

Rod was appointed Chief Information Officer on 2 August 2016. Immediately prior to that he was Group Chief Information Officer for Centrica Energy. He joined Centrica in 2010 from Scotia Gas Networks plc, where he was IT Director – a role he also performed at AEP Energy Services between 2002 and 2003. Rod is also a former managing consultant with PA Consulting and was a Consulting Director with Arthur Andersen. Rod is a Fellow of the Chartered Management Institute and a Member of the British Computing Society.

Garry Dryburgh

Chief Transformation Officer

Garry was appointed Chief Transformation Officer on 1 August 2016, immediately prior to which he was President, Middle East & Africa. Previously, he led the integration of Amec Foster Wheeler and prior to that he was Executive Vice President, Asia Pacific for AMEC. Before joining the business in 2006 Garry spent 16 years working internationally for one of the world’s largest drilling contractors. Garry has a strong operations, programme and change management background, with extensive experience across our core markets, acquired over the years on six continents. Garry holds an MSc in Project Management, Lancaster University and a BSc in Mechanical Engineering, Robert Gordon University Aberdeen. He is a Fellow of the Institute of Directors, Fellow of Association for Project Management, Member of Institution of Mechanical Engineers, and a registered Chartered Engineer. Garry remains an active member of a Government / Industry Leadership Set Group following his participation in a UK Cabinet Office Top Management Programme in 2009.

Rupert Green

Chief Corporate Development Officer

Rupert was appointed to this position on 11 January 2017, with responsibility for the Company’s strategy, M&A and investor relations functions. Prior to this he served as Head of Investor Relations from 2013. He has almost 20 years’ experience of capital markets and M&A. Before joining Amec Foster Wheeler he was a director in the corporate broking team at Deutsche Bank, where he acted as a company adviser across a number of sectors supporting equity issues and corporate transactions, including for AMEC. He started his career as a trainee in a forensic accountancy practice. Rupert holds a Master’s degree in geography from Oxford University and is currently a member of the UK Investor Relations Society’s policy committee.

Dave Lawson

President, Mining

Appointed to this position in January 2017, Dave previously held the role of President, Global Mining and Metals Markets. He joined Foster Wheeler in May 2013 as President of Minerals & Metals. Prior to that, Dave held various roles within Ausenco, Aker, Kvaerner, Trafalgar House and the Davy McKee group of companies, accumulating over 35 years of executive management experience in the engineering & construction business in the mining & metals, power, oil & gas and environmental industries. He has considerable international experience including long term assignments in the USA, UK, Australia, India, Greece, South Africa, Brazil and Chile. Dave is currently a Director of the British Chamber of Commerce in Chile. He holds a B.Sc (Hons) in Electrical/Electronic Engineering from the University of Aston, Birmingham and a M.Sc. in Project Management from Cranfield University (School of Management), UK.

Ann Massey

President, Environment & Infrastructure

Appointed to this position in January 2017, Ann previously held the role of Global E&I Market President. Ann has over 30 years’ experience in project, programme, operations and business development in the engineering, construction and environmental markets. Prior to joining Amec Foster Wheeler, Ann held various operations and business development leadership roles, including President of the engineering and consulting and construction businesses within MACTEC and as CEO of MACTEC, Inc. Ann holds a B.S. in Geology and an MBA from Tennessee Technological University.

Amec Foster Wheeler Annual report and accounts 2016	61

Leadership and effectiveness continued

Our Executive committee continued

Gary Nedelka

President, Global Power Group

Gary was appointed President, Global Power Group on 1 January 2015, having served as Chief Executive Officer of Foster Wheeler’s Global Power Group since January 2009. Prior to this, he served as President and Chief Executive Officer of Foster Wheeler North America Corp., an indirect, wholly-owned subsidiary within the Global Power Group. Previously he was President and General Manager of operating companies in China and he held a variety of positions of increasing responsibility in commercial operations and engineering management. He joined Foster Wheeler in 1979 and is a member of the American Society of Mechanical Engineers. Gary holds a BSc in Mechanical Engineering from Clarkson College of Technology.

John Pearson

Division President, Oil, Gas & Chemicals

John was appointed Division President, Oil, Gas & Chemicals on 1 January 2017. Most recently he held the position of Group President, Americas and prior to that Group President Northern Europe & CIS. John joined the company in 1990 and has held a variety of roles in engineering and project management in Aberdeen, Baku and London, John led Amec Foster Wheeler’s oil & gas projects and asset support business streams globally, serving first as Head of Global Oil & Gas Projects from 2001 to 2003 and Head of Global Oil & Gas Asset Support from 2004 to 2007. He joined Amec Foster Wheeler from Chevron, where he held a number of engineering roles. He is former co-chair of Oil & Gas UK, and former chair of the Offshore Contractors Association and Pan Industry Efficiency Task Force. John holds a BSc (Hons) in Engineering from Aberdeen University.

John Raine

Chief HSSE Officer

John was appointed Chief HSSE Officer on 23 January 2017, prior to which he was Vice President of Quality, Health, Safety, Security and Environment (QHSSE) at Weatherford, based in Houston. He began his career in the British Army, moving after six years to a role in the Prison Service in Peterhead, Scotland, where he worked with some of the country’s most serious offenders. A focus on a more family-friendly profession saw him join the Wood Group in Aberdeen in 2007 – a move that marked the beginning of a distinguished career in oil and gas. John soon moved to Weatherford and into HSSE, where his passion for and dedication to HSSE took him to Australia, Malaysia and the United States. John holds a PgDip in Human Resource Management from the Robert Gordon University.

Jeff Reilly

President, Business Development

Jeff is currently serving as President, Business Development for Amec Foster Wheeler, where he leads the Company’s overall business development activities across all market segments globally. Jeff has over 30 years of industry experience and, prior to joining Amec Foster Wheeler, worked for a variety of international engineering and construction firms, including ABB Lummus Global and Stone & Webster, where he served as Vice President at both Engineering and Construction organisations. Most recently, Jeff spent nine years at ConocoPhillips/Phillips 66, ultimately as the group’s Chief Procurement Officer and Global Head of Projects. He has an MBA in Finance and International Business from the University of Houston and a BS in Chemical Engineering from The University of Texas (Austin) where he is an External Advisory Council Member for the Department of Chemical Engineering.

Will Serle

Chief People Officer

Will was appointed Chief People Officer on 1 January 2017. He has held a number of senior HR related positions including Group Human Resources Director since May 2011, and previously Human Resources Operations Director since 2009. Will is also responsible for sustainability at Amec Foster Wheeler. He joined the Company in 2000 as Human Resources Director for the oil & gas business, moving to the Natural Resources role in 2006. Since 2014, he has served on the board of Engineers Against Poverty. Will holds a Master’s degree in Human Resources from the Robert Gordon University and is a Fellow of the CIPD.

Alison Yapp

Chief General Counsel and Company Secretary

Alison was appointed General Counsel and Company Secretary on 1 December 2012. Immediately prior to joining the Company she was Company Secretary and General Legal Counsel of Hays plc, previous to which she was Company Secretary and Group Legal Adviser of Charter plc. She has almost 25 years’ experience as a senior lawyer in industry. She began her career in private practice at Turner Kenneth Brown, advising corporate and commercial clients in M&A before moving in-house to Johnson Matthey plc where she held various senior legal roles. Alison holds an LLB (Hons) from Bristol University and is a qualified solicitor.

62	Amec Foster Wheeler Annual report and accounts 2016

Management committees

The board has also created a number of management committees and groups that deal generally with more operational matters.

These are chaired by executive directors or other senior individuals and members are drawn from senior management within the Group. The minutes of each of these meetings are circulated to each board meeting.

Committee	Members	Responsibilities
Corporate transactions committee	Chief Executive Officer (chairman); Chief Financial Officer; Chief General Counsel and Company Secretary; Head of Mergers and Acquisitions.	The corporate transactions committee considers mergers, acquisitions and disposals and approves transactions where the consideration or assumption of liabilities, as appropriate, is £5m or less, and above this level it submits recommendations to the board for approval. In addition it determines transaction guidelines that are in line with Group policies and procedures.
Disclosure committee	Group Financial Controller (chairman); Chief General Counsel and Company Secretary; Head of Risk Management and Insurance; Head of Group Assurance; Director of Tax and Treasury; Director of Communications; Chief Corporate Development Officer.	The disclosure committee assists the audit committee with regard to verifying the information that is required to be disclosed in the Company’s material public disclosures and in its periodic reports. This is intended to ensure such disclosures are in compliance with all relevant laws, rules and regulations, including the UK Listing Authority, the London Stock Exchange, the New York Stock Exchange and the US Securities and Exchange Commission.
Inside information disclosure committee	Chief Executive Officer (chairman); Chief Financial Officer; Chief General Counsel and Company Secretary; Chief Corporate Development Officer.	The inside information disclosure committee assists the Company in its obligations to manage the process of the identification and treatment of inside information, including accurate and timely disclosure in accordance with the Company’s legal and regulatory responsibilities. The Committee also overseas the management of the Company’s insider lists.
HSSE review committee	Chief Executive Officer (chairman); Executive Committee.	The HSSE review committee’s key responsibility is to provide effective oversight of the Company’s performance and management of HSSE issues across the Group. This includes the evaluation of the effectiveness of the Group’s policies and management systems in respect of managing health, safety, security and environmental risk in both current and future operations.
Pensions and retirement benefits committee	Chief Financial Officer (chairman); Chief General Counsel and Company Secretary; Chief People Officer; Head of Group Pensions.	The pensions and retirement benefits committee reviews and recommends the establishment of any new or replacement pension arrangements, any material amendments to existing pension schemes, and the discontinuance, winding up or merger of any existing arrangement. It also agrees with the trustees of those pension arrangements appropriate funding plans to secure the benefits promised.
Risk committee	Chief Executive Officer (chairman); Chief Financial Officer; Chief General Counsel and Company Secretary; Company Commercial Director; Head of Risk Management and Insurance.	The risk committee performs an integral role in the governance of risk within Amec Foster Wheeler by providing advice and assistance to the board enabling it to fulfil its responsibilities in determining the risk appetite of the Group and the effectiveness of the risk management and internal control systems that support it. It also reviews the Amec Foster Wheeler plc risk register and the potential impact of any issues on the risk appetite and the risk profile of the Group. It reports on key risk issues such as new business and geographical locations and also makes recommendations on the insurance programme for the Group.
Share allotment committee	Any two directors or a director and the Chief General Counsel and Company Secretary or the Deputy Company Secretary (the chairman to be appointed from those directors present).	The share allotment committee approves the allotment of new shares or the issue of existing shares held in treasury following the exercise of options under the Savings-Related Share Option Scheme.
Tender review committee	Chief Executive Officer (chairman); Chief Financial Officer; Chief General Counsel and Company Secretary; Head of Risk Management and Insurance; Company Commercial Director.	The tender review committee primarily reviews and approves proposed tender submissions for contracts to be undertaken by the business lines that are outside the delegated authority of the business line presidents. Higher risk contracts with an estimated revenue in excess of US$750m also require the approval of the board.
Transformation steering committee	Executive Committee (the chairman being either the Chief Executive Officer or the Chief Transformation Officer)	To set the ambition and then maximise the value achieved from the transformation programme in each of the workstreams and across the Company operations and functions. Workstreams range from: strategy, organisational design, operating model, driving competitiveness, business development, through to back office systems and global business services.

Amec Foster Wheeler Annual report and accounts 2016	63

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

Amec Foster Wheeler has interests in a number of joint arrangements where controls may not be reviewed as part of the Group’s formal corporate governance process because of the joint management responsibilities. Responsibility for such reviews rests with the joint venture and joint operations boards and these are reviewed from time to time as part of Amec Foster Wheeler’s normal internal audit process. Details of the Company’s related undertakings can be found on pages 212 to 221.

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

The threats and opportunities associated with tender submissions are reviewed by commercial review boards at various levels in the Group in line with the delegated authorities. Tenders that are outside the delegated authority of the business lines are also reviewed by the tender review committee and, in addition, tenders for entering into high-risk contracts with an estimated revenue in excess of $750m are approved by the board. The most significant contractual issues in terms of risk require the approval of the relevant business line lead and the business line Company Commercial Director.

As a result of its ongoing involvement in and overview of risk management and internal control systems across the Group, the board is satisfied that the systems in place remain effective. Further details of the Group’s risk management process, including reporting and monitoring, and roles and responsibilities, can be found on page 28.

A significant programme of work was undertaken following the acquisition of Foster Wheeler to integrate the control framework and risk and control systems with those of the wider group, and 2015 saw the Group reach full compliance with our obligations under the US Sarbanes-Oxley Act of 2002 (SOX). Work continued during 2016 on the continued development and refinement of the Group’s obligations under SOX. Pursuant to section 302 of SOX, we have again carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Executive Committee, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and the Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as at 31 December 2016, we have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information required to be recorded, processed, summarised and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this annual report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the Executive Committee, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Pursuant to section 404 of SOX, under the supervision and the participation of the Executive Committee, which includes the Chief Executive Officer and Chief Financial Officer, management is responsible for establishing and maintaining adequate internal control over financial reporting. We have carried out an evaluation of the effectiveness of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this evaluation, we have concluded that our internal control over financial reporting was effective as at 31 December 2016.

Ernst & Young LLP has audited the consolidated financial statements for the year ended 31 December 2016 and has also assessed the effectiveness of our internal control over financial reporting. Their attestation report can be found on page 103.

During the period covered by this annual report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

64	Amec Foster Wheeler Annual report and accounts 2016

Audit committee

The audit committee’s main objective is to assist the board in fulfilling its oversight responsibilities, by providing independent scrutiny of the company’s financial and non-financial performance, the adequacy of the risk management framework and internal controls, and related governance and compliance matters. The committee members’ wide diversity of experience and knowledge helps to achieve these objectives, and to provide constructive challenge and guidance to the senior management team.

Dear Shareholder

I am pleased to present our annual audit committee report and trust it will give you insight to the workings of this committee and the matters we considered during 2016. The committee had another busy year, during which it oversaw management’s refinements to its second year Sarbanes-Oxley compliance programme (SOX). These refinements are designed to make the Group’s SOX processes more resilient and efficient, and this work will continue throughout 2017 as the Group restructures and the announced asset disposals take place.

A new Director of SOX, with extensive experience, was appointed in May last year and directly updated the committee at each of its meetings on the Group’s SOX programme. As committee chairman, I also met separately on a regular basis with senior management, the Head of Group Assurance for internal audit and SOX matters, and, the external service provider engaged to underpin the group’s SOX programme. As you would expect, the external auditor reviews our SOX processes throughout the year and has provided regular feedback directly to me and the committee.

As I said in my 2015 statement, bringing two sizeable, complex, and wide ranging companies together makes for a challenging environment, particularly around business culture, systems, policies and procedures. Management continues to consolidate its systems, culture, and mandatory policies, procedures, and controls across the integrated business. Your committee and the board continue to give high priority to these areas and focus strongly on management’s adherence to the revised arrangements. Your committee has a number of inputs that keep it appraised of how well management is doing in this regard, not least the valuable reports the committee receives from the external and internal auditors, which are reviewed at every audit committee.

The committee continued to oversee the internal and external audit activities to monitor the capability and resources of both the internal audit and SOX teams. The committee and your board are well aware of the ever increasing cyber threat, and management has appointed a new Chief Information Officer and a new Chief Information Security Officer, to refresh and bring new insights and focus to this area of risk.

Our principal objectives are to be proactive and to provide constructive challenge of the information we receive, particularly the integrity of the Group’s financial statements, significant areas of judgement, other relevant financial information and overall risk appetite. Throughout the year the committee has received timely and relevant information from management. These reports have been appropriate, concise, and transparent, which has enabled your committee to discharge its duties effectively.

Finally, on behalf of the committee, I would like to thank Neil Carson for his service to the committee over the past six years and to welcome Roy Franklin and Bob Card, who between them bring considerable industry experience to this committee and the board.

Colin Day

Chairman of the audit committee

25 April 2017

Amec Foster Wheeler Annual report and accounts 2016	65

Accountability continued

Audit committee continued

Members

The committee meets at least three times each year and the quorum for the committee is two members.

Membership and attendance of the audit committee up to 31 December 2016

	Scheduled	Unscheduled
Colin Day (Chairman)	3/3	2/2
Linda Adamany	3/3	2/2
Neil Carson	3/3	1/2
Stephanie Newby	3/3	1/2

There were three scheduled audit committee meetings in 2016 and two unscheduled meetings. The unscheduled meetings were arranged at very short notice and two members had prior commitments.

Colin Day has relevant and recent experience in auditing and accounting and the board considers that he has sufficient financial experience and qualifications to satisfy the criteria under US rules for an audit committee financial expert. The audit committee as a whole has competence relevant to the sector in which the company operates. Biographies of all committee members can be found on pages 47 to 49.

Following Neil Carson’s retirement from the committee at the end of 2016 and Roy Franklin and Bob Card joining the committee, the membership of the committee currently comprises Colin Day (Chairman), Linda Adamany, Stephanie Newby, Roy Franklin and Bob Card.

The Company Chairman, the executive directors, the Chief General Counsel and Company Secretary, the Group Financial Controller, the Group Chief Accountant, the Head of Group Assurance, the Company Commercial Director and representatives of the external auditor also attended meetings throughout the year.

During 2016, the committee met separately with the external auditor, the Head of Group Assurance and the Chief Financial Officer, in each case without others being present.

During the year the committee’s terms of reference were reviewed and updated to reflect the 2016 UK Corporate Governance code, updated FRC Guidance for Audit Committees including their revised Ethical Standard for non-audit services, and changes to the Disclosure and Transparency Rules. These are available to view at amecfw.com.

Key responsibilities

The committee’s key responsibilities are:

►	reviewing the annual and half-yearly financial statements with particular focus on key accounting and audit judgements and making recommendations to the board for their approval

►	monitoring the clarity of disclosures, the going concern assumptions, the viability statement and compliance with IFRS

►	reviewing and monitoring the internal controls and risk management systems, in particular internal controls over financial reporting

►	overseeing the relationship with the external auditor including the approval of the engagement letter, letter of representation and statutory and non-audit fees, with particular focus on independence and rotation in accordance with UK and US rules or requirements

►	promoting an effective internal audit function

►	overseeing the Company’s compliance with the London and New York stock exchanges, FCA and SEC requirements

►	reviewing arrangements whereby staff may raise concerns about any suspected or known improprieties and ensuring that such matters are investigated and appropriate actions taken

►	monitoring and reviewing UK corporate governance and US SOX compliance

►	receiving the reports of the disclosure committee

Activities of the committee

In 2016, as part of the internal review of board and committee effectiveness, respondents were asked about the perceived performance of the audit committee. This was very highly rated overall.

In preparation for each meeting, the Chief Financial Officer prepares an extensive report covering all material financial, tax and treasury matters. Particular areas of focus in 2016 included:

►	consideration of revenue recognition, which is by necessity based on management estimates and assumptions, particularly with regard to timing and consideration of the Group’s policy for aged work in progress and receivables. In conjunction with the external auditor, these judgements were scrutinised, especially with regard to end-life forecast estimates

►	provisions and estimates (including for litigation) within the accounts. The committee, in conjunction with the external auditor, spent time focusing on these areas and on satisfying itself as to their appropriateness, particularly for legacy liabilities

66	Amec Foster Wheeler Annual report and accounts 2016

►	contract risks and material contracts showing a deteriorating position over time, including the monitoring of management’s early warning system to increase visibility of underperforming material contracts

►	the Foster Wheeler allocation of goodwill and impairment testing arising from the acquisition, in respect of which the committee continued to challenge and stress test the assumptions made within the goodwill and intangible asset impairment review process

►	appropriate accounting for assets identified as non-core and whether they met the accounting definition of ‘held for sale’ or discontinued operations

►	the classification of costs as exceptional, with costs of £135m incurred in 2016 in restructuring and integration activities presented as exceptional costs

►	adequacy of provisioning for legacy liabilities, including the accounting for asbestos and environmental liabilities

►	accounting for taxation including the recognition of deferred tax and assets relating to research and development government credits and monitoring the outcome of recent EU cases on tax rulings and the adequacy of any required contingent liability disclosures

►	reviewing and challenging the papers prepared as part of management’s assessment of going concern and the assurance of the Group’s viability statement

►	holding discussions with the external auditor in relation to going concern and considering the opinion given in its audit report

►	reviewing the disclosures made in the Annual Report and Accounts to ensure that they are fair, balanced and understandable

►	the ongoing quality and acceptability of the Group’s accounting policies, procedures, systems and internal controls

►	the ongoing SOX programme oversight and the risk and control matrices and key controls to meet the SOX control objectives

►	a review of the audit procedures required in order to meet the requirements of the SEC and Public Company Accounting Oversight Board (PCAOB) in the US

►	as part of the Chief Financial Officer’s report, the committee received details of all breaches of treasury policy, which were minor in nature. This enabled the committee to see how these issues are identified and addressed to ensure they do not become more significant matters. In the year, minor breaches were identified in relation to bank counterparty limits, but none was considered to be material

In its reviews of the full and half-year results, particular emphasis was placed on contractual issues where the reported financial position was analysed and discussed in the Chief Financial Officer’s report and the findings validated by means of in-depth questioning.

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

Internal controls and risk management

The committee reviews the processes by which the Company’s control environment is evaluated. A control risk self assessment is undertaken every year, with comprehensive integrity checks, and the exercise in 2016 identified no significant areas of concern. The Group’s senior management is formally required to confirm compliance within their businesses with the Group’s Code of Business Conduct, its policies and procedures and any areas of concern need to be fully explained and addressed. A revised Code of Business Conduct was introduced in 2015.

The Head of Group Assurance reports to the committee on any alleged or suspected wrongdoings reported through the independently operated helplines or otherwise. All such incidents in the year were investigated and did not reveal any significant internal control failures or have a material financial impact at Group level.

In a few instances, disciplinary action was taken against employees, which led to dismissal where warranted.

The committee’s primary responsibilities in relation to risk management are in ensuring that robust processes are in place for managing risk throughout the Group.

The Group’s principal business and strategic risks are shown in the strategic report on pages 29 to 31 and the approach to managing risk is shown in more detail on pages 28 and 64.

Amec Foster Wheeler Annual report and accounts 2016	67

Accountability continued

Audit committee continued

Internal audit

In 2016, the committee continued to monitor and review the operation of the internal audit function, receiving a full report at each meeting from the Head of Group Assurance. The Head of Group Assurance formally reports to the committee chairman.

The findings of each internal audit review are summarised and the committee focuses its discussions on unsatisfactory findings and on the action plans in place to address them. Particular areas of focus during 2016 included a number of identified low level frauds, and a focus on project controls, IT security and shared services. Concerns were also raised about an increase in the number of control-related issues and the reasons for this.

Staffing levels of the internal audit function are kept under constant review. A recommendation was made by the committee to increase the team size to meet increasing demands and to augment geographic coverage. This was endorsed by the board.

External audit

During 2016, the committee continued to oversee the relationship with the external auditor, Ernst & Young LLP (EY). The committee reviews both the procedure for the engagement of the external auditor and the procedure for the appointment of the external auditor every year. In 2016 both procedures met both UK and US requirements.

Each year the relevant audit risks are assessed and EY’s views are presented to the committee. During the year, the significant risks identified by EY were appropriateness of revenue recognition on contracts, legacy liabilities including asbestos, impact of tax planning, recognition of deferred tax assets and R&D tax credits and risk of fraud and management override. Other risk areas included going concern and accounting for disposals and assets held for sale, presentation of exceptional items, valuation of pension assets and liabilities, share based payment accounting and quality of earnings.

Throughout the year and in conjunction with EY, the committee challenged management and assured itself that the risks were being addressed and that reporting on the matters was balanced.

Examples of these challenges included, the assessment of the accounting position taken on a fixed price US government project in the Pacific, the appropriateness of the liabilities recorded in respect of disputes with customers relating to projects undertaken on a gold mine in Southern Africa and an oil refinery in India and accounting for projects in the Group’s transmission and distribution business. Other challenges included those related to the estimates applied in the performance of the Group’s annual goodwill impairment review, particularly in North America, and those taken in the determination of the Group’s asbestos related liability. The committee also discussed the appropriateness of the Group’s application of accounting policies for the recognition of liabilities for outstanding debtors, work in progress, uncertain tax positions and deferred tax assets.

The audit differences and quality of earnings schedule for the year ended 2016 were presented by EY at the meetings held in February 2017 and April 2017. The value of unadjusted differences and the quality of earnings high-level review of the impact of items that could be considered non-recurring in nature were discussed in detail. The audit differences were not considered to be material and the quality of earnings was considered appropriate overall.

On behalf of the committee, the Head of Group Assurance undertakes an annual assessment of the effectiveness of the external auditor. The views of senior members of the finance teams throughout the Group are sought, as well as qualitative feedback. Responses are measured and directly compared with previous surveys, so that progress can be monitored.

The external auditor effectiveness review for the 2015 year end was presented to the August 2016 committee meeting, no major issues were identified by management. The 2016 effectiveness review will be undertaken after the year-end process has been completed and the results will be presented to the committee in August 2017. The results of that review will be reported in next year’s report.

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

Amec Foster Wheeler has formal procedures relating to its relationship with the external auditor including for the provision of non-audit services, to ensure that such work does not impair the external auditor’s objectivity and independence. This procedure clearly outlines the category of work the external auditor is permitted to carry out and the rules governing what is not permitted. The procedure follows the guidelines and requirements set out by the Institute of Chartered Accountants in England and Wales and has been amended to take account of the 2016 FRC revised Ethical Standard for non-audit services, which prohibited certain services previously permitted (including the majority of tax services) and limited the pre-approval of other services at a level of fees which would be clearly trivial with effect from 1 January 2017. In addition, the requirements of SOX and the PCAOB are taken into account. In addition, all non-audit services performed by the external auditor will be disclosed to investors in the company’s periodic reports.

68	Amec Foster Wheeler Annual report and accounts 2016

The process is continually monitored by the Head of Group Assurance and details of all ‘other services’ performed are formally presented to the audit committee twice a year. It is the responsibility of the audit committee to monitor the overall level of non-audit fees relative to audit fees from an independence point of view and to confirm that auditor independence has been safeguarded. If there are any concerns about this, for the avoidance of doubt, the undertaking of such work would not be permitted.

Fees payable by the Group to the Company’s statutory auditor, EY, and its associates were as follows:

	2016	2015
	£m	£m
Audit fees:
Audit of the Company’s accounts	3.6	4.1
Audit of the accounts of the Company’s subsidiaries	1.6	1.4
	5.2	5.5
Tax fees:
Tax compliance services	0.2	0.9
Tax advisory services	–	–
	0.2	0.9
All other fees:
Corporate finance transactions	1.2	0.9
Other non-audit services	0.1	0.2
	1.3	1.1
	6.7	7.5

Fees for the audit of the Company’s accounts relate to the audit of the parent company’s accounts and the consolidated financial statements.

All EY’s fees for non-audit work in 2016 were approved in accordance with the Company’s policy covering non-audit services. As a result of the application of this policy and additional discussions with EY, the directors do not believe that EY’s independence has been compromised because of this additional work on behalf of the Company.

Amec Foster Wheeler Annual report and accounts 2016	69

Accountability continued

Health, safety, security, environmental and ethics (HSSEE) committee

The HSSEE committee assists the board in upholding the Company’s principal value of doing the right thing. The committee reviews the HSSE policy statement and satisfies itself that all significant HSSE and ethics risks are identified and controlled.

Dear shareholder

This was the HSSEE committee’s second year of operation. The committee provides an additional level of governance in respect of Amec Foster Wheeler’s health, safety, security, environmental and ethics activities, reflecting their fundamental importance to the way the business operates.

The Company has embarked on a significant programme of transformation but some things will not change. The first is our absolute commitment to protecting the health, safety and well being of our people. They have the right to work in a safe and secure environment, and we remain focused on our Beyond Zero initiative, which aims to deliver first-class protection from harm for our people, our assets, our environment and our customers.

The new operating model will help us to achieve our HSSE goals. Business functions, including HSSE, now have a direct reporting line into the same functions at Company level. This will drive standardisation and common policies and procedures across the organisation, and ensure they are embraced everywhere we work.

Our insistence on the highest standards of business ethics is also unchanged and we have zero tolerance for violations of our Code of Business Conduct. The Company has a strong framework to ensure that our employees, and those who work with and for us, act with integrity wherever they are based. Our employees can use a third-party reporting system to report any concerns in complete confidence. All calls are investigated and actions taken where appropriate.

This coming year will see us focus on becoming a zero incidents organisation, in line with our Beyond Zero ambition and embedding the HSSE function through the new organisational structure.

Linda Adamany

Chairman of the Health, Safety, Security, Environmental
and Ethics Committee
25 April 2017

Members

The HSSEE committee comprises only independent non-executive directors. The quorum for the committee is two members. In 2016 there were three scheduled committee meetings held, and no unscheduled meetings.

The Company Chairman, the executive directors, the Chief General Counsel and Company Secretary, the Head of Ethics & Compliance and the Chief HSSE Officer also attend each meeting by invitation.

The membership of the committee is detailed below.

Membership and attendance of the HSSEE committee during 2016

Meeting attendance
Linda Adamany (Chairman)	3/3
Neil Carson	2/3
Stephanie Newby	3/3
Kent Masters	3/3

Bob Card joined the committee on 1 March 2017.

Key responsibilities of the HSSEE committee

The committee reviews Amec Foster Wheeler’s HSSE policy at least annually to ensure it remains fit for purpose and meets legal and regulatory requirements in all respects. It also examines the processes in place to satisfy itself that all significant health, safety, security and environmental risks are identified and mitigated.

The committee oversees the operations and activities of the HSSE review committee which is a management committee, details of which are outlined on page 63.

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

In the event of an actual or suspected material breach of the Code of Business Conduct or any other serious matter, a member of the committee will normally take responsibility for and manage any investigation into the relevant matter with the support of the Chief General Counsel and Company Secretary.

70	Amec Foster Wheeler Annual report and accounts 2016

Activities of the HSSEE committee

The committee reviewed the revised Amec Foster Wheeler Code of Business Conduct in August 2016 and endorsed its content. This document has also been translated into Russian and is now available in 14 different languages.

During the year all concerns raised in Amec Foster Wheeler in respect of alleged or suspected ethical breaches, most of which were reported through the independent third-party reporting systems were taken seriously and investigated. The outcome of these investigations resulted in disciplinary action where appropriate as well as enhancements to the existing control environment where necessary.

A new Head of Ethics & Compliance joined the Company in 2016 and presented his 12 month strategy to the committee, which included a review and consolidation of the current mandatory processes, a review of the onboarding process for new employees and a review and refresh of the ethics and compliance training materials.

The Global Head of HSSE left the business in 2016 and therefore a search for a replacement began. The Occupational Health and Environmental Manager covered the role on an interim basis until the new Chief HSSE Officer joined the Company from an equivalent position at Weatherford International plc at the end of February 2017.

Areas of focus during the year included risk mitigation and high potential incidents, particularly those that occurred within joint ventures. The committee was pleased to note the deep dive reviews that were undertaken in respect of each incident and that the outcomes and lessons learned were taken on board throughout the business.

As part of the internally conducted board and committee effectiveness review undertaken in 2016, respondents were asked about the performance of the HSSEE committee. The committee’s oversight of business HSSE and ethics within the Company, including compliance with relevant regulations and best practice was rated highly. The importance of setting priorities with management with respect to HSSE matters was noted.

The committee also reviewed its terms of reference in December 2016 and recommended to the board that the terms of reference remained fit for purpose and continued to meet the Group’s requirements.

Amec Foster Wheeler Annual report and accounts 2016	71

Remuneration

Remuneration committee

The remuneration committee’s aim is to operate a reward policy that promotes the future success of the business.

Dear shareholder

I am pleased to introduce my first Directors’ Remuneration Report as Chairman of the committee having taken over the role from Neil Carson on 1 January 2017.

Board changes

2016 has been a year of change for Amec Foster Wheeler. Jon Lewis was appointed as the new Chief Executive Officer on 1 June 2016. His salary was set at £775,000 p.a. His incentive opportunities are in-line with our policy and the arrangements for the previous Chief Executive Officer. As we previously announced on his appointment an award was made to Jon Lewis to compensate him for remuneration foregone on leaving his previous employer which was structured broadly on a like for like basis. Further details are provided on page 78.

Remuneration for 2016

The stretching performance targets set for the annual bonus have not been met and therefore no bonus will be paid to executive directors in respect of 2016. EPS targets set for the LTIP awards made in 2014 under the Performance Share Plan were not met and TSR performance was below median. No portion of this award therefore vested.

Remuneration arrangements for 2017

There are no changes to the annual STIP and LTIP opportunities for the year. Base salaries were reviewed with effect from 1 April 2017. There will be no increase in salary for the Chief Executive Officer and Chief Financial Officer.

In light of the offer from John Wood Group the committee approved some changes to the annual bonus measures for 2017 to simplify the structure and focus management on key business imperatives for 2017. The performance measures for the 2017 bonus will be EBITA (50%) and Other Key Financial and Operational objectives (50%). Further details are provided on page 74. In line with our past practice, the actual targets and outcomes will be disclosed after the end of the year.

As set out in the 2015 Directors’ Remuneration Report, for 2016 LTIP awards we introduced a third performance measure relating to the implementation and execution of our strategy. The measure accounted for 40% of the award, with EPS growth and relative TSR performance each being weighted at 30%. We intend to keep the same performance measures and weightings for 2017 awards.

Since Jon Lewis was appointed, the committee have been working with him to establish strategic performance measures which are aligned with the strategy for the business that he has developed. The metrics against which performance will be assessed for 2016 and 2017 LTIP awards relate to the following areas of the strategy:

►	Operational discipline

►	Competitiveness

►	Balance sheet efficiency

►	Our people and culture

The committee believes that delivering in these areas is critical to the long-term success of the business. Further details of the measures are provided on page 75.

The arrangements described above will be operated under the existing Directors’ Remuneration Policy. The policy is not due for renewal until our AGM in 2018.

Conclusion

The committee believes that the overall approach to the remuneration of the Executive Directors is appropriate to the circumstances of the business. We look forward to receiving your support in the vote on the annual remuneration report at our AGM.

Roy Franklin

Chairman of the remuneration committee

25 April 2017

72	Amec Foster Wheeler Annual report and accounts 2016

Membership and attendance of the remuneration committee up to 31 December 2016

	Scheduled	Unscheduled
Neil Carson (Chairman)	3/3	1/2
Linda Adamany	3/3	2/2
John Connolly	3/3	2/2
Colin Day	3/3	1/2

The quorum for the committee is two members. There were three scheduled and two unscheduled meetings held in 2016. The first unscheduled meeting was called to discuss and agree the terms of Samir Brikho’s termination of employment; the second was held in respect of the appointment of Jon Lewis as Chief Executive Officer. Neil Carson and Colin Day were each unable to attend one unscheduled meeting due to pre-existing commitments.

The Chief Executive Officer, the Chief People Officer and other members of management attend meetings by invitation but not when their own remuneration is being discussed.

Neil Carson continued to chair the committee in 2016 until his resignation from the board on 31 December 2016, after being appointed Chairman of the committee in May 2015. Roy Franklin was appointed as Chairman of the committee from 1 January 2017.

In considering the matters within its remit, the committee takes account of recommendations from the Chairman in respect of the Chief Executive Officer and from the Chief Executive Officer in respect of the other executive directors and designated executives.

The committee is independently advised by Deloitte. Deloitte were appointed by the committee following a competitive tender in 2015.

During the year Deloitte also provided advice to management in relation to market practice relating to various aspects of remuneration and the interpretation of the Remuneration Reporting Regulations. Separate teams within Deloitte provided unrelated advisory services in respect of business model integration, research, development and innovation taxation, treasury taxation, corporate finance and treasury services to the Group during the year.

Deloitte is one of the founding members of the Remuneration Consultants Code of Conduct and adheres to this Code in its dealings with the committee. The committee is comfortable that the Deloitte LLP engagement partner and team that provide remuneration advice to the committee do not have connections with the Company that may impair their independence. The committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The committee is therefore satisfied that the advice provided by Deloitte is objective and independent.

Deloitte was paid £29,280 during the year for the advice provided to the committee on the basis of time expended and seniority of individuals providing the advice.

The committee is also supported by the Company’s human resources department who may from time to time use third parties to provide data and technical advice.

The committee normally meets three times a year and has an established annual agenda of items that it considers at the various meetings, the major elements of which are summarised below:

March	►	Confirmation of short and long-term incentive outcomes.
	►	Approval of Directors’ remuneration report.
	►	New long-term incentive awards.
	►	Review of individual base salaries and total remuneration.
August	►	Shareholder feedback/consultation.
	►	Remuneration policy and practice.
	►	Committee processes and appointment of consultants.
December	►	Incentive plan targets.

Amec Foster Wheeler Annual report and accounts 2016	73

Remuneration continued
Directors’ remuneration report

Annual report on remuneration

Remuneration policy

There are no changes proposed to remuneration policy for 2017 from that approved by shareholders at the AGM on 14 May 2015. For reference the policy is set out in full on pages 83 to 88. In accordance with the legislation we shall submit a new policy for shareholder approval at the 2018 AGM.

Application of remuneration policy for 2017

Changes to base salaries for executive directors

The base salaries of the Chief Executive Officer and Chief Financial Officer are not being increased in 2017. Jon Lewis’ salary was set on his appointment to the board on 1 June 2016. Between the date the previous Chief Executive Officer stepped down from the board to the date of the new Chief Executive Officer’s appointment, Ian McHoul took on the role of interim CEO and received an acting up allowance equivalent to £100,000 for the period (£240,000 per annum). His salary for the role of Chief Financial Officer last increased on 1 January 2014. The effective annualised salaries of each of the directors are shown below.

Going forward, the effective date of any salary increases for the executive directors has been changed to 1 April from 2017, in line with all other employees.

	2017	2016	% change
Jon Lewis	£775,000	£775,000	n/c
Ian McHoul as Chief Financial Officer	£530,000	£530,000	n/c

Annual bonus measures and targets

The following bonus measures and their weightings (maximum opportunity as a percentage of base salary) have been agreed by the committee for 2017. The committee approved some changes to the annual bonus for 2017 to simplify the structure and focus management on key business imperatives for 2017.

Measure	Jon Lewis	Ian McHoul
EBITA	75%	62.5%
Other Key Financial and Operational Objectives	75%	62.5%
Totals	150%	125%

Other Key Financial and Operational Objectives include Cash Flow and Cost Savings for both Chief Executive Officer and Chief Financial Officer and otherwise comprise individual objectives relating to the specific short-term imperatives for their respective roles. The specific targets against these measures are commercially sensitive and may be subject to revision. They will be disclosed retrospectively in next year’s report to the extent that they do not remain commercially sensitive at that time.

Long-term incentive awards

Awards with a face value equivalent to 250% of base salary are being made to Jon Lewis and Ian McHoul in 2017 in line with previous years. In line with 2016, 30% of the award will be subject to a comparative TSR measure, 30% to an EPS performance measure and 40% to a strategic scorecard measure, each of which will be tested over three financial years. For each measure, 25% of that part of the award is paid for threshold achievement and 100% for maximum achievement with straight-line vesting in between.

TSR will be measured against a peer group comprising Amec Foster Wheeler and UK and international companies against which Amec Foster Wheeler competes directly. Some changes have been made to the comparator group for 2017 awards compared to 2016 to reflect corporate activity in the sector. The comparator group for the 2017 awards will therefore be as set out below. Threshold vesting occurs at median ranking and maximum at upper quartile ranking or higher.

Comparator group in respect of 2017 awards

Aecom Technology	USA
Aker Solutions	Norway
Amec Foster Wheeler	UK
Atkins, WS	UK
Chicago Bridge & Iron	USA
Fluor	USA
Granite Construction	USA
Jacobs	USA
KBR	USA
McDermott International	USA
Petrofac	UK
Saipem	Italy
SNC-Lavalin Group	Canada
TechnipFMC	France/USA
Tecnicas Reunidas	Spain
Tutor Perini	USA
Wood Group (John)	UK
Worley Parsons	Australia

The EPS target range will be 50.5 pence per share in 2019 for threshold vesting and 67.1 pence per share for maximum vesting. These targets recognise the continuing challenging market conditions, particularly for the oil and gas services sector. In line with policy, the targets and actual EPS will be adjusted to reflect anticipated corporate transactions and may also be adjusted for certain other defined items.

74	Amec Foster Wheeler Annual report and accounts 2016

Annual report on remuneration continued

The structure for the strategic scorecard measure, which is designed to drive and reward delivery on key aspects of our overall strategy, is set out below. The objectives for the 2017 awards will be based on the same areas of the strategy to reflect an ongoing focus on the delivery of operational excellence and business growth as apply to the 2016 awards. The precise metrics used for each awards, however, reflect the evolving priorities over the relevant performance periods. The measurement bases that will apply to 2016 and 2017 awards are summarised below.

Strategic objective	Measurement basis
	2016 awards	2017 awards
Operational discipline	Roll-out of new strengthened global mandatory procedures and controls	Adherence to new strengthened global mandatory procedures and controls
Competitiveness	Overhead cost savings	Administrative expenses as percentage of revenue
Balance sheet efficiency	Net debt to EBITA ratio for 2018	Free cash flow in 2019
Our people and culture	Execution of employment aspects of the strategy	Execution of employment aspects of the strategy

The specific measures against which performance is assessed and the targets against these are not included in this report because of commercial sensitivity. These, together with the outcomes, will be fully disclosed, subject to any continuing commercial confidentiality, in the directors’ remuneration reports for the years in which the awards vest.

Pensions

Both Jon Lewis and Ian McHoul receive a cash allowance of 20% of salary in lieu of pension benefit. They also have life assurance benefit of four times their base annual salary.

Samir Brikho’s existing pension arrangements (explained below) ceased when his employment with Amec Foster Wheeler plc terminated on 31 January 2016.

Illustrations of application of remuneration policy for 2017

The total remuneration for each of the executive directors that could result from the remuneration policy (previously approved by shareholders) in 2017 under three different performance levels is shown below.

Notes

1	Fixed pay is base salary for 2017 plus the value of the pension cash allowance and an estimate of taxable benefits based on 2016 amounts.

2	On target performance is the level of performance required to deliver 66.67% of the maximum annual bonus and 50% of the full LTIP award.

3	Maximum performance would result in the maximum bonus and 100% vesting of LTIP award.

4	LTIP values do not include any change in share price or dividend equivalents.

Changes to Chairman’s and non-executive directors’ fees

The fees for the Chairman and the non-executive directors are not being increased for 2017.

	2017	2016	% change
Chairman	£318,000	£318,000	n/c
Board fee	£60,500	£60,500	n/c
Audit committee chairman	£30,000	£30,000	n/c
Remuneration committee chairman	£13,000	£13,000	n/c
HSSEE committee chairman	£6,000	£6,000	n/c
Senior Independent Director	£5,500	£5,500	n/c
Non-UK director (additional travel time)	£12,100	£12,100	n/c

Amec Foster Wheeler Annual report and accounts 2016	75

Remuneration continued
Directors’ remuneration report continued

Annual report on remuneration continued

The information from this point onwards up to and including the statement of directors’ share interests and shareholding on page 79 is subject to audit.

Single total figure of remuneration for 2016

The following table shows a single total figure of remuneration in respect of qualifying services for the 2016 financial year for each director, together with comparative figures for 2015.

	Salary/fees £’000		Taxable benefits £’000		Bonus £’000		LTIP £’000		Sharesave £’000		Pension £’000		Acting up allowance £’000		Total £’000
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Executive
Jon Lewis*	452	–	165	–	–	–	–	–	–	–	90	–	–	–	707	–
Samir Brikho*	44	954	7	53	–	–	–	–	–	3	21	255	–	–	72	1,265
Ian McHoul	530	530	18	18	–	–	–	–	–	–	123	106	100	–	771	654
Non-executive
John Connolly	318	318	–	–	–	–	–	–	–	–	–	–	–	–	318	318
Neil Carson	79	72	–	–	–	–	–	–	–	–	–	–	–	–	79	72
Colin Day	91	91	–	–	–	–	–	–	–	–	–	–	–	–	91	91
Linda Adamany	79	79	–	–	–	–	–	–	–	–	–	–	–	–	79	79
Stephanie Newby	73	73	–	–	–	–	–	–	–	–	–	–	–	–	73	73
Kent Masters	73	61	–	–	–	–	–	–	–	–	–	–	–	–	73	61
Roy Franklin	61	–	–	–	–	–	–	–	–	–	–	–	–	–	61	–
Simon Thompson*	–	29	–	–	–	–	–	–	–	–	–	–	–	–	–	29
Aggregate directors’ emoluments															2,324	2,642

*Samir Brikho stepped down from the board and his role of Chief Executive Officer on 17 January 2016 therefore the amounts above are in respect of the period 1 January to 17 January 2016. Jon Lewis was appointed to the board on 1 June 2016. Ian McHoul received an acting up allowance in respect of his role as interim CEO between 18 January and 31 May 2016. Simon Thompson stepped down from the board in May 2015.

Taxable benefits for the executive directors comprise disability and healthcare insurance, car/travel allowance, working lunches, relocation expenses and tax return preparation assistance. Jon Lewis’ taxable benefits relate largely to one-off contractual amounts which were agreed as part of his recruitment, comprising relocation expenses (£142,000) in respect of his relocation from the US to the UK, and professional fees for pre-employment taxation advice (£5,000).

The Sharesave figures shown are the gains made on the exercise of options granted under the Savings-related Share Option Scheme (Sharesave). No Sharesave options were exercised by the executive directors during 2016.

Jon Lewis holds no other director roles. Ian McHoul continued to be a director of Britvic plc and received fees of £64,069 during the year. Samir Brikho continued to be a member of the advisory board of Stena AB and a non-executive director of Skandinaviska Enskilda Banken AB; during the period he was a director of the Company he received fees of SEK 45,411 in relation to the first appointment and SEK 30,740 in relation to the second. Such appointments are subject to prior approval of the board. Directors are permitted to retain fees. (These amounts are not subject to audit and are not included in the single total figure table above.)

76	Amec Foster Wheeler Annual report and accounts 2016

Annual report on remuneration continued

Total pension entitlements

The pension amount shown in the 2016 ‘single total figure of remuneration’ above comprises the following:

	Accrued DB pension at 31/12/16 £’000	Value of DB benefit £’000	Cash allowance £’000	Total pension benefit £’000
Jon Lewis	–	–	90	90
Samir Brikho	49	13	7	20
Ian McHoul	–	–	123	123

Samir Brikho had an historic arrangement that provided for a pension payable from age 60 made up of 4.17% of final pensionable salary in respect of service to 31 December 2007 and one-thirtieth of career averaged revalued earnings in respect of each year of service thereafter until the date of leaving on 31 January 2016. Salary and earnings for pension purposes are subject to a cap, which was £161,000 pa for the tax year 2015/16. Samir Brikho also received a cash allowance representing 20% of salary above this cap in lieu of further pension benefit. The cash allowance above relates to the period up to the date he stepped down from the board; the value of his DB benefit is the accrued amount in the year to 31 December 2016.

Jon Lewis and Ian McHoul both received a cash allowance in lieu of pension equal to 20% of base salary during their period of employment in 2016.

Annual bonus

The bonus targets and outcomes against the various performance elements, together with the proportion of overall bonus opportunity that related to each, were as follows:

Measure	Target range	Actual	Weighting
EBITA*	£335-370m	£318m	50%
Cash conversion	80 – 100%	118%	10%
Net debt	(£1,027) – (£727)m	£1,021m	15%
Use of High Value Execution Centre (HVEC)	n/a	n/a	10%
Other strategic objectives	n/a	n/a	15%

*For bonus purposes EBITA (after exceptional items which may be disallowed for bonus purposes at the committee’s discretion) is normalised for exchange rate movements and cost of share-based payments: the target and actual figures shown above are before any such adjustments.

The target for the ‘Use of HVEC’ measure was based on the percentage of addressable man-hours for the company as a whole executed through the HVEC. ‘Other strategic objectives’ comprise of a range of individual objectives; for Jon Lewis these related to strategy development, business refocusing and cost reduction, safety and compliance, and for Ian McHoul these included a range of activities relating to debt reduction and financing, as well as his role as acting CEO for the first part of the year.

In the light of the overall company position, the committee has determined that no annual bonus payments will be made to executive directors in respect of 2016, notwithstanding that some of the targets were achieved.

Performance Share Plan

The LTIP amount shown in the 2016 ‘single total figure of remuneration’ is the award made under the Performance Share Plan in 2014. Vesting was due to take place on 27 March 2017 and was subject to two performance conditions each measured over three-year periods: (i) earnings per share (EPS*) growth between 2013 and 2016 and (ii) total shareholder return (TSR) relative to a comparator group based on average returns in the final quarter of 2016 compared to those in the corresponding period in 2013. The two performance conditions operate independently on different parts of the award: half of the basic award is dependent on EPS and the other half on TSR; the matched award depends solely on EPS.

*EPS for this measure means the diluted earnings per share expressed to one decimal place of Amec Foster Wheeler plc before goodwill and intangible amortisation, the charge or credits associated with executive share awards and exceptional items. ‘Real’ growth means in excess of the change in the UK Retail Prices Index for December 2016 compared to December 2013.

The performance achieved against the EPS target and the TSR outcome are as follows:

2013 awards performance measure	Threshold – 25% vesting	Maximum – 100% vesting	Outcome	Percentage of max achieved
Real annual compound growth in EPS	5%	10%	<5%	0%
Total shareholder return ranking	Median	Upper quartile	21st out of 24	0%

Accordingly no shares vested from these awards.

Amec Foster Wheeler Annual report and accounts 2016	77

Remuneration continued
Directors’ remuneration report continued

Annual report on remuneration continued

Details of share awards during year

A share award with a face value of 250% of normal base salary was made to Ian McHoul on 18 March 2016 under the Long-Term Incentive Plan (LTIP) approved at the 2015 AGM. The face value of the award is based on the share price at the date of award which was £4.968. This award was made in the form of a nil-cost option; such awards may normally be exercised up to 18 months after vesting.

On 1 June 2016, following his appointment to the board, a share award with a face value of 250% of base salary was made to Jon Lewis under the LTIP. The face value of this award was based on the share price at the date of award which was £4.368. The vesting period for this award runs for three years from Jon Lewis’ appointment date, in line with the remuneration policy.

The above LTIP awards granted to Ian McHoul and Jon Lewis will vest in March 2019 and June 2019 respectively, subject to the outcome against the performance conditions measured over the three years 2016 to 2018. 30% of the awards are subject to a TSR performance condition, 30% are subject to an EPS performance condition, and 40% are subject to a strategic performance condition as described on page 75. Any shares delivered on vesting/exercise will then be held in trust and subject to a two-year post-vesting holding period in line with policy.

As disclosed when he joined the business in connection with the terms of his recruitment, on 1 June 2016 a further award over 68,681 shares was made to Jon Lewis via a separate award agreement in accordance with the directors’ remuneration policy (the “Recruitment Award”). This Recruitment Award was to Jon Lewis to compensate him for remuneration foregone on leaving his previous employer. This Recruitment Award will vest in equal tranches on the first three anniversaries of Jon Lewis’ appointment to the board (1 June 2017, 2018 and 2019); there are no other performance conditions attached to the Recruitment Award. The Recruitment Award has been structured broadly on a like for like basis with remuneration foregone. The Recruitment Award will normally lapse if Jon Lewis leaves employment with Amec Foster Wheeler plc before it vests, or if he serves or is served notice, or is subject to disciplinary action at the time of vesting. The Recruitment Award was made as a conditional share award and will vest automatically. It is not pensionable and is not transferrable (other than with the consent of the committee), and no new issue shares or treasury shares will be used to satisfy the Recruitment Award. Certain amendments to the Recruitment Awards which are to Jon Lewis’ advantage (other than minor amendments) may not be made without prior shareholder approval. In the event of a change of control and in the absence of an exchange of awards being agreed, the Recruitment Award will normally vest. If there is a variation of share capital (such as a rights issue or consolidation), the number of class of shares subject to the Recruitment Award may be adjusted. The value of this award will be included in the single total figure of remuneration table for the years in which it vests, consistent with our reporting of other share awards.

The table below summarises the share awards made during the year.

	Plan	Type of interest awarded	Face value £’000	Percentage vesting at threshold performance	Number of shares	End of performance period
Jon Lewis	LTIP	Conditional award	1,938	25%	443,566	31 December 2018
Jon Lewis	Recruitment Award	Conditional award	300	–	68,681	–
Ian McHoul	LTIP	Nil-cost options	1,325	25%	266,706	31 December 2018

*Calculated based on the share price at the date of award of £4.368, £4.368 and £4.968 respectively.

The TSR measure is based on Amec Foster Wheeler’s ranking against the comparator group set out below based on the average share price over the final quarter of 2018 compared to the corresponding period in 2015. The threshold for any vesting to occur is that Amec Foster Wheeler needs to be ranked at median or higher. If upper quartile ranking is achieved, full vesting will occur. Vesting is on a straight-line basis between these threshold and maximum targets.

Comparator group in respect of 2016 awards

Aecom Technology	USA
Aker Solutions	Norway
Amec Foster Wheeler	UK
Babcock International	UK
Cameron International	USA
Chicago Bridge & Iron	USA
Fluor	USA
Granite Construction	USA
Halliburton	USA
Jacobs	USA
KBR	USA
McDermott International	USA
Petrofac	UK
Saipem	Italy
Schlumberger	USA
SNC-Lavalin Group	Canada
Technip	France
Tecnicas Reunidas	Spain
Tutor Perini	USA
Wood Group (John)	UK
Worley Parsons	Australia

78	Amec Foster Wheeler Annual report and accounts 2016

Annual report on remuneration continued

The committee has discretion to make adjustments to the list when necessary to take account of mergers, acquisitions or other such events. In April 2016 Cameron International was acquired by Schlumberger and the committee agreed to remove Cameron International from the comparator group. In January 2017 Technip and FMC merged to create TechnipFMC. The committee agreed that the TSR of Technip will be tracked up until the merger, following which the TSR of the new merged TechnipFMC entity will be used.

The EPS measure is based on the earnings per share of Amec Foster Wheeler plc achieved in the final year of the performance period, being 2018. EPS for this purpose is defined as the diluted earnings per share of continuing operations expressed to one decimal place of Amec Foster Wheeler plc before goodwill and intangible amortisation, asbestos-related costs and interest expense (net of insurance recoveries), the charge or credits associated with executive share awards and exceptional items (at the committee’s discretion). Threshold (25%) vesting will occur if EPS equals 67.8p and maximum (100%) vesting will occur if EPS equals or is greater than 73.8p, with straight-line vesting for a result between these targets.

The number of shares vesting as determined by the performance conditions outcomes will be increased to take account of reinvested dividends in the period between award and vesting.

Details of the specific companies included in the TSR comparator groups and EPS targets for both the 2014 and 2015 awards were included in the directors’ remuneration reports for those years and may be obtained on request from the Company Secretary.

Leaving arrangements for Samir Brikho

Payments were made, in accordance with his service agreement and/or the Company’s remuneration policy, to Samir Brikho during 2016 after he ceased employment with Amec Foster Wheeler plc. All details relating to these payments were disclosed in full in the 2015 Directors’ Remuneration Report.

No loss of office payments or other payments to former directors were made during 2016.

Directors’ share interests and shareholding requirements

As at 31 December 2016 (or in the case of Samir Brikho as at the date he ceased employment), the beneficial interests in the share capital of the Company of the directors and their connected persons were as follows:

					Unvested share options
				Unvested share options subject	not subject to performance
			Vested but unexercised	to performance conditions	conditions (Sharesave and
	Legally owned shares		share options	(LTIP and PSP awards)	Recruitment Award)
John Connolly	92,830		–	–	–
Samir Brikho	1,975,674		–	–	–
Jon Lewis	–		–	443,566	68,681
Ian McHoul	329,538		–	527,871	2,206
Neil Carson**	5,000		–	–	–
Colin Day	23,966		–	–	–
Linda Adamany	3,100		–	–	–
Stephanie Newby	21,899	*	–	–	–
Kent Masters	70,000	*	–	–	–
Roy Franklin	–		–	–	–

*Held as ADSs

**Neil Carson retired from the board on 31 December 2016.

Details of the unvested options for Jon Lewis and Ian McHoul included in the table above are as follows:

	Date of award	Type of award	Number of shares	Exercise price	Vesting date/Exercise period
Jon Lewis	June 2016	LTIP	443,566	Nil	June 2019
	June 2016	Recruitment Award	22,894	Nil	June 2017
	June 2016	Recruitment Award	22,894	Nil	June 2018
	June 2016	Recruitment Award	22,893	Nil	June 2019
Ian McHoul	October 2013	Sharesave	1,046	£8.60	January to June 2017
	March 2014	PSP	119,908	Nil	March 2017 to September 2018
	May 2015	LTIP	141,257	Nil	March 2018 to September 2019
	October 2015	Sharesave	1,160	£6.795	January to June 2019
	March 2016	LTIP	266,706	Nil	March 2019 to September 2020

All of Samir Brikho’s unvested options lapsed on 31 January 2016 on cessation of employment. The PSP award made to Ian McHoul in March 2014 lapsed on 27 March 2017 due to the minimum performance requirements not having been met.

No options were exercised by any of the directors during the 2016 financial year.

Amec Foster Wheeler Annual report and accounts 2016	79

Remuneration continued

Directors’ remuneration report continued

Annual report on remuneration continued

On 4 January 2017 John Connolly, Ian McHoul and Colin Day acquired 1,442, 28 and 372 shares respectively; all of these were in lieu of the interim dividend paid on 4 January 2017 per the dividend reinvestment plans operated by the nominee accounts in which the relevant shares are held.

There were no other changes in the directors’ interests in the share capital of the Company between 31 December 2016 and 10 April 2017. As at 10 April 2017, the shareholdings of each of the directors was less than 1% of the total shares outstanding. No director has used any of their shareholdings in hedging arrangements or as collateral for loans.

Guidelines are in place requiring executive directors and members of the Group Leadership Team to build up and retain a holding of Amec Foster Wheeler plc shares received from incentive plans or purchased and held by them directly or via a nominee. The level of targeted shareholding is 250% of salary for executive directors and 125% for other senior executives. Unvested awards or options, or options which have vested but have not yet been exercised, do not count towards the holding. Until such time as the target level is reached, executive directors are obliged to retain a minimum of 50% (post tax) of any shares vesting to them.

Based on the average share price and salaries during December 2016, the legally-owned shares shown above represented the following percentages of base salary:

Jon Lewis	0%

Ian McHoul	286%

Ian McHoul’s shareholding is in excess of the shareholding requirement. Jon Lewis’ shareholding is currently below the targeted shareholding level due to his recent appointment to the board in June 2016. Under the shareholding guideline Jon Lewis will be required to retain at least 50% of any shares which vest from his outstanding unvested share awards until such time that his shareholding increases sufficiently.

There is no shareholding requirement for the Chairman or non-executive directors.

Total shareholder return

This graph compares the TSR performance of Amec Foster Wheeler plc, assuming dividends are re-invested, with the TSR performance of the FTSE 250 over the period 31 December 2008 to 31 December 2016. The FTSE 250 has been selected as the comparator for the purpose of this chart as it is an all sector index of which the Company is a constituent.

80	Amec Foster Wheeler Annual report and accounts 2016

Annual report on remuneration continued

Chief Executive Officer’s pay in the last eight years

		Single total figure
		of remuneration	Bonus awarded as a	LTIP vesting as a
	CEO	£’000	% of maximum	% of maximum
2009	Samir Brikho	4,103	58%	100%
2010	Samir Brikho	9,295	97%	80%
2011	Samir Brikho	4,590	64%	71%
2012	Samir Brikho	3,092	57%	50%
2013	Samir Brikho	2,370	52%	19%
2014	Samir Brikho	1,837	41%	0%
2015	Samir Brikho	1,265	0%	0%
2016 (1 January to 17 January)	Samir Brikho	72	0%	0%
2016 (18 January to 31 May)	Ian McHoul	285	0%	0%
2016 (1 June to 31 December)	Jon Lewis	707	0%	0%

The figures for 2016 show amounts by each individual who served as Chief Executive Officer during the year, for the periods only that they held the Chief Executive Officer position. For Samir Brikho, this was the period 1 January to 17 January 2016; for Ian McHoul this was the period 18 January 2016 to 31 May 2016; and for Jon Lewis this was the period 1 June 2016 to 31 December 2016.

Percentage change in Chief Executive Officer’s remuneration

The table below shows how the percentage change between 2015 and 2016 in the Chief Executive Officer’s salary, benefits and bonus compares with the percentage change in the average of each of those elements of pay for a comparator group of employees. The committee has selected employees in the UK as the comparator group as they have broadly the same structure of remuneration and to eliminate the impact of exchange rate movements if employees in other countries were included.

			Salary			Taxable benefits			Bonus
	2016	2015	% change	2016	2015	% change	2016	2015	% change
Chief Executive Officer	775	954	-19%	165	48	+244%	0	0	0%
UK staff			+2.6%			0%			-84.2%

The salary, taxable benefits and annual bonus received by Jon Lewis have been annualised to reflect amounts receivable for a full year’s service in role, with the exception of the relocation expenses and pre-employment tax advice received by Jon Lewis which have not been annualised given the one-off nature of these benefits (relating to his appointment).

The year-on-year change for UK staff taxable benefits is based on data for tax years ending in 2016 and 2015 averaged over the number of employees in receipt of those benefits. The year-on-year changes for UK staff salary and bonus are based on the aggregate amounts paid in each year divided by the average number of employees in that year.

Amec Foster Wheeler Annual report and accounts 2016	81

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

	2016	2015	2014
	£m	£m	£m
Staff costs (see page 127)	2,138	2,137	1,642
Dividends and share buy-backs (see page 157)	113	167	124
Acquisitions (see pages 160 to 163)	2	85	1,983

Shareholder voting on remuneration policy and report at last AGM

The latest directors’ remuneration policy was put to shareholders at the annual general meeting held on 14 April 2015. Votes were cast as follows:

	Shares for (including
Resolution	discretionary)	% in favour	Shares against	% against	Shares withheld
To approve the remuneration policy	253,956,672	98.90	2,824,184	1.10	1,770,186

At the last annual general meeting held on 27 April 2016 votes were cast as follows:

	Shares for (including
Resolution	discretionary)	% in favour	Shares against	% against	Shares withheld
To approve the remuneration report	245,509,722	99.08	2,273,553	0.92	20,024,427

The committee do not consider that the votes against the above resolutions were substantial requiring any specific explanation or action in response.

82	Amec Foster Wheeler Annual report and accounts 2016

Remuneration policy

Introduction

The following sets out the policy that was approved by shareholders at the 2015 AGM. References to Samir Brikho’s employment are historic – Samir Brikho left the Company on 17 January 2016. Jon Lewis was appointed as the new Chief Executive Officer on 1 June 2016.

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

Amec Foster Wheeler Annual report and accounts 2016	83

Remuneration continued

Directors’ remuneration report continued

Remuneration policy continued

Component and how this supports strategy	How this operates	Maximum
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

The maximum opportunity is 150% of annual salary for the Chief Executive Officer and 125% for other executive directors.
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

84	Amec Foster Wheeler Annual report and accounts 2016

Remuneration policy continued

Chairman and non-executive directors

Note: The remuneration of non-executive directors is set by the Chairman and Chief Executive Officer under delegated authority from the board rather than by the remuneration committee.

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

Amec Foster Wheeler Annual report and accounts 2016	85

Remuneration continued

Directors’ remuneration report continued

Remuneration policy continued

Recruitment pay policy

Item	External hire	Internal promotion to the board
Base salary	Take account of current terms and any premium required to secure high-calibre appointment.	Take account of current terms, relativities with other board members and whether any previous plc board experience. If initial salary is below market benchmark for role, would expect to move progressively to that level over next 24 months based on performance in role.
Pension and related benefits	Existing arrangements may be continued, otherwise in line with standard policy.	Existing arrangements may be continued, otherwise in line with standard policy.
Other benefits	Normally in line with standard policy but may include special transitional arrangements eg overseas hire where dependants remain outside the UK.	Existing arrangements may be continued, otherwise in line with standard policy.
Annual bonus	Inclusion in annual bonus for year of hire based on pro-rated salary. Maximum opportunity (as a percentage of salary) no greater than that for Chief Executive Officer.

Where relevant, increase existing bonus opportunity to level applicable to new role and apply pro-rata from date of promotion including any amendment to performance measures.

Maximum opportunity (as a percentage of salary) no greater than that for Chief Executive Officer.

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

86	Amec Foster Wheeler Annual report and accounts 2016

Remuneration policy continued

Policy on notice and payment for loss of office

Newly appointed executive directors will be employed on contracts that include the following provisions:

►	the individual will be required to give six months’ notice if they wish to leave and the Company will give up to 12 months’ notice of termination other than for gross misconduct or other circumstances where employment may be terminated without notice

►	at the Company’s discretion, the individual may be placed on garden leave for some or all of the period between the giving of notice and termination in which case the Company will continue to pay salary and benefits for the garden leave period but will not make new share or other incentive awards

►	at any time, at the Company’s discretion, employment may be terminated before the end of the required notice period by making a payment in lieu of the balance and subject to mitigation as described more fully in the table below

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

Amec Foster Wheeler Annual report and accounts 2016	87

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

Notes

1	Fixed pay is base salary for 2015 plus the value of pension and benefits. The value of pension and benefits in kind is taken from the single total figure of remuneration for 2015.

2	On target performance is the level of performance required to deliver 66.67% of the maximum annual bonus and 50% of the full LTIP award.

3	Maximum performance would result in the maximum bonus and 100% vesting of LTIP award.

4	LTIP values ignore any change in share price or dividend equivalents.

88	Amec Foster Wheeler Annual report and accounts 2016

Engagement

Relations with shareholders

The executive directors undertake an extensive programme of meetings with institutional shareholders during each year. Our results presentations and investor education events are recorded and remain available on our website at amecfw.com/investors for those unable to participate on the day.

Each year, the Chairman and Senior Independent Director offer to meet with all major shareholders. Since the publication of the previous annual report, 11 such meetings have taken place.

Ad-hoc requests from shareholders for meetings with members of the board are facilitated by the investor relations team.

The board also receives unedited feedback reports following shareholder meetings and all material brokers’ research notes, together with a report at each meeting including benchmark data within our peer group.

During 2016 we appointed Taylor Rafferty, an independent service provider, to conduct an investor survey and provide advice on dealing with potential investors. This information is used to help target potential new shareholders and improve the efficiency and quality of our investor communications.

Our 2017 AGM will be held at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ, England on 2 June 2017 at 11.00 a.m. The notice of meeting, which includes explanatory notes on the business to be transacted at the meeting, will be available on our website on 3 May 2017.

Separate resolutions will be proposed at the AGM to receive the annual report and accounts; to approve the remuneration report; to re-elect each of the current directors who will retire in accordance with the provisions of the Code; to elect Jon Lewis and Bob Card as directors; to re-appoint Ernst & Young LLP as auditor; and to authorise the directors to fix the auditor’s remuneration.

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

At last year’s AGM a number of interesting questions were raised and all of the proposed resolutions passed by way of a poll vote. The percentage of the Company’s share capital voted in favour of each resolution ranged from 86.53% to 99.98%. In line with the requirements of the Code, if significant dissent against a resolution was experienced the board would engage with shareholders to understand the reasons behind the vote.

Find out more online

Visit our website at amecfw.com/investors for further information regarding this year’s AGM.

Amec Foster Wheeler Annual report and accounts 2016	89

Directors’ report

Our directors present their annual report and the audited accounts of Amec Foster Wheeler plc (the Company) and its subsidiaries (together referred to as the Group) for the year ended 31 December 2016.

Achievements in 2016 and priorities for 2017

Disclosures relating to particulars of important events affecting the Group that have occurred since the last financial year, an indication of likely future developments in the business of the Group and research and development activities can be found in the strategic report on pages 1 to 45.

Dividends

The board has decided to suspend dividend payments, including the final dividend for the year ended 31 December 2016, until the Company is generating sustainable free cash flow. An interim dividend for the year ended 31 December 2016 of 7.4 pence per share was paid on 4 January 2017. Further information on the payment of dividends to shareholders and the holders of American Depositary Shares (ADSs) can be found on pages 197 to 198.

Dividends paid during 2016 comprised an interim dividend of 14.8 pence per share and a final dividend of 14.2 pence per share, both in respect of the year ended 31 December 2015.

Changes to the board of directors

Details of the directors of the Company as at the date of this report, together with brief biographical details and board committee memberships, are set out on pages 47 to 49.

Changes to the board since 1 January 2016:

Samir Brikho	Chief Executive Officer	Stepped down as Chief Executive 17 January 2016
Roy Franklin	Non-executive director	Appointed 1 January 2016
Jon Lewis	Chief Executive Officer	Appointed 1 June 2016
Neil Carson	Non-executive director	Retired 31 December 2016
Bob Card	Non-executive director	Appointed 1 March 2017

Effective immediately upon Mr Brikho’s departure, Mr McHoul was appointed to the role of interim CEO, which he discharged alongside his role as Chief Financial Officer until the appointment of Jon Lewis as Chief Executive Officer on 1 June 2016. Kent Masters will not be standing for re-election at the forthcoming AGM and has indicated his intention to retire from the board at the conclusion of the AGM.

Directors’ indemnity arrangements

The Company maintains directors’ and officers’ liability insurance cover. In addition, throughout the financial year and at the date of this report, qualifying third-party indemnity provisions within the meaning of Sections 232–234 of the Companies Act 2006 were in place for all of the directors and the Company Secretary.

In addition, throughout the financial year and at the date of this report, certain employees serving as directors of certain eligible subsidiaries at the Group’s request have also received direct qualifying third-party indemnity provisions within the meaning of Sections 232-234 of the Companies Act 2006 in relation to such directorships.

Directors’ interests

None of the directors is, or was, materially interested in any contract of significance to Amec Foster Wheeler’s businesses during, or at the end of, the financial year. Details of directors’ share interests and of their rights to subscribe for shares are shown in the remuneration report on pages 79 to 80.

Corporate governance statement

The Company’s statement on corporate governance is set out on pages 46 to 93 and is incorporated into this report by reference.

Share capital

The primary market for Amec Foster Wheeler’s ordinary shares is the London Stock Exchange, where we have a premium listing and our shares are admitted to the main market. The Company’s shares are also listed on the New York Stock Exchange (NYSE) and are traded in the form of American Depositary Shares (ADS). Further information on the Company’s ADS programme can be found on pages 197 to 198.

The issued share capital of the Company as at 31 December 2016 comprised a single class of ordinary share. The rights and obligations attaching to the shares are set out in full in the articles of association of the Company and are described on pages 200 to 203. In summary, each share carries the right to one vote at general meetings of the company and no right to a fixed income. There are no restrictions on voting rights. Details of movements in the Company’s issued share capital during the year are set out in note 22 on pages 155 to 157.

Authority was granted to the directors at the 2016 AGM to allot shares or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £64,345,628 (Section 551 amount) of which up to £19,498,675 could be allotted for cash other than in connection with a pre-emptive offer (Section 561 amount).

Resolutions will be proposed at the forthcoming AGM to extend this authority to the end of the AGM in 2018 or 2 June 2018, whichever is earlier. The revised Section 551 amount will be £64,345,628 and the revised Section 561 amount will be £19,498,675. The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made that will effectively alter the control of the Company without the prior approval of shareholders at a General Meeting.

90	Amec Foster Wheeler Annual report and accounts 2016

Since the completion of the £400m share buy-back programme in February 2013, the Company has not made any purchases of its shares in the market. At the 2016 AGM, authority was granted to the directors to make market purchases of up to 38,997,350 of the Company’s shares. A resolution will be proposed at the 2017 AGM to extend the authority of the directors to make market purchases of up to 10% of the Company’s shares within prescribed limits.

For further information on the above resolutions relating to the Company’s share capital, please refer to the notice of annual general meeting 2017, which includes explanatory notes on the business to be transacted at the meeting.

Major interests in shares

On the basis of notifications received under the Disclosure and Transparency Rules (DTR 5) and other notifications received by Amec Foster Wheeler plc from shareholders, shareholdings of 3% or more of the voting rights of the Company as at 31 December 2016 were as follows:

	Number	%
Franklin Templeton Institutional, LLC	38,857,338	9.96
Mondrian Investment Partners Limited	20,253,855	5.28
BlackRock, Inc	19,538,928	5.01

The shareholding percentages reflect the Company’s issued share capital at the time of the notification. Since 31 December 2016, pursuant to DTR 5, the following notifications were received by the Company:

►	Franklin Templeton Institutional, LLC notified their interest in 10.03% of the voting rights on 9 February 2017 and that their interest had fallen to 9.97% of the voting rights on 24 March 2017.

►	BlackRock, Inc. notified that their interest had fallen below 5% of the voting rights on 27 February 2017, that their interest reached 5.02% of the voting rights on 6 March 2017 and that their interest had fallen below 5% of the voting rights on 20 March 2017.

►	Artisan Partners Limited Partnership notified their interest in 10.2% of the voting rights on 23 March 2017.

There were no other notifications received under DTR 5 from the above shareholders between 31 December 2016 and 10 April 2017. There are no shareholdings that carry special rights relating to control of the Company.

Financial instruments

Disclosures relating to the Group’s use of financial instruments can be found in note 19 on pages 146 to 150 and are incorporated into this report by reference.

Branches

As a global group, our interests and activities are held or operated through subsidiaries, branches, joint arrangements or associates established in, and subject to the laws and regulations of, numerous different jurisdictions.

Details of the Company’s related undertakings can be found on pages 212 to 221.

Significant arrangements – change of control

The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the Company:

Under the £1,700m three- and five-year term loan and five year multi-currency revolving credit facility agreement (as amended) dated 1 March 2016 between, amongst others, the Company and Bank of America Merrill Lynch International Limited (as facility agent), the Company must promptly notify the facility agent if it becomes aware of any change of control.

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

The service contracts of a small number of senior executives previously employed by Foster Wheeler provide for enhanced severance payments to be made in the event that their employment is terminated involuntarily and not for cause within the first two years of the acquisition of Foster Wheeler. These provisions ceased to apply from November 2016.

Additionally, a number of employees (who are not directors) are entitled to a payment if there is a change of control of the Company, arising from an approach during 2017.

Depending on the nature of the transaction, entitlements under the Company’s share plans may be triggered by a change of control. Further detail can be found in the directors’ remuneration report.

Under the lease agreement dated 16 August 2002 between Energy (NJ) QRS 15-10, Inc. (as landlord) and Foster Wheeler Realty Services, Inc. (as tenant) in relation to certain premises in Perryville, Clinton, New Jersey, as subsequently amended, an event of default will occur if any Obligor (as defined under the credit agreement referred to above) enters into any amalgamation or merger, subject to certain carve-outs.

Where an event of default arises under the lease agreement (as amended), the landlord may exercise certain remedies and collect damages. These remedies include, amongst other things, terminating the lease, re-letting the leased premises, requiring the tenant to make an irrevocable offer to terminate the lease agreement (as amended) upon payment to the landlord of an amount to be calculated in accordance with the lease agreement (as amended).

Amec Foster Wheeler Annual report and accounts 2016	91

Directors’ report continued

In addition, a small number of contracts and agreements entered into by Group companies in the ordinary course of business contain provisions under which the approval of the counterparty would be required in respect of a change of control. In the absence of such approval the contracts could be terminated by the counterparties. Alternatively, a small number of contracts and agreements entered into by Group companies in the ordinary course of business contain provisions under which the counterparty could terminate the contract following a change of control. Such contracts are however not considered to be material with respect to the results of the Group as a whole.

A change of control occurs if any person or group of persons acting in concert gains control of the Company.

Employees

Our employees embody our knowledge, brand and reputation and it is through their activities, day by day, that we deliver on our business objectives and commitments to shareholders, clients and the wider community. Information on employee development and training; how we engage with our employees to ensure they understand the direction in which the Company is going and are committed to Amec Foster Wheeler’s values; the actions taken to share knowledge with our employees and keep them informed of developments; how we assess and act on employee opinion and encourage involvement in the Company’s performance; and our commitment to diversity and inclusion, and equal opportunities, can be found on page 25 and is incorporated in this report by reference. As can be seen in our Code of Business Conduct, Amec Foster Wheeler is committed to providing a workplace which offers equal opportunity for promotion and advancement. The Code of Business Conduct is kept under review and updated as required to ensure it continues to meet the needs of the wider Group.

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

Sustainability

Summary details about our commitment to sustainability and its importance to our day-to-day activities are set out specifically on page 33 and in general throughout our strategic report. Further detail is available in our sustainability report and on our website.

Greenhouse gas emissions

Disclosures relating to the Group’s greenhouse gas emissions, as required to be disclosed under the Companies Act 2006 (strategic report and directors’ report) Regulations 2013, can be found in the strategic report on page 33.

Political donations

During 2016, Amec Foster Wheeler made no political donations.

Going concern

The directors, having negotiated an amendment to the leverage ratio in the leverage covenant for measurement periods up to and including 30 June 2018, have a reasonable expectation that the Company and the Group will comply with this covenant and will be able to operate within the level of available facilities and cash for the foreseeable future and accordingly believe that it is appropriate to prepare the financial statements on a going concern basis. Further details of this review can be found on page 45.

Viability statement

The directors’ viability statement and accompanying basis of assessment can be found on page 32.

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

Responsibility statements

The statement of directors’ responsibilities, including the fair, balanced and understandable statement, in respect of the annual report and accounts can be found on page 93. The statement by the Company’s auditor relating to their reporting responsibilities can be found on pages 94 to 101.

On behalf of the board

Alison Yapp

Chief General Counsel and Company Secretary
25 April 2017

92	Amec Foster Wheeler Annual report and accounts 2016

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

Signed on behalf of the board

Jonathan Lewis

Chief Executive Officer
25 April 2017

Ian McHoul

Chief Financial Officer
25 April 2017

Amec Foster Wheeler Annual report and accounts 2016	93

This page has been intentionally left blank

94	Amec Foster Wheeler Annual report and accounts 2016

This page has been intentionally left blank

Amec Foster Wheeler Annual report and accounts 2016	95

This page has been intentionally left blank

96	Amec Foster Wheeler Annual report and accounts 2016

This page has been intentionally left blank

Amec Foster Wheeler Annual report and accounts 2016	97

This page has been intentionally left blank

98	Amec Foster Wheeler Annual report and accounts 2016

This page has been intentionally left blank

Amec Foster Wheeler Annual report and accounts 2016	99

This page has been intentionally left blank

100	Amec Foster Wheeler Annual report and accounts 2016

This page has been intentionally left blank

Amec Foster Wheeler Annual report and accounts 2016	101

Report of independent registered public accounting firm

on internal control over financial reporting

The Board of Directors and Shareholders of Amec Foster Wheeler plc

We have audited Amec Foster Wheeler plc’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission 2013 framework (the COSO criteria). Amec Foster Wheeler plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amec Foster Wheeler plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amec Foster Wheeler as of 31 December 2016 and 2015, and the related consolidated income statement, statement of comprehensive income, changes in equity and cash flow statement for each of the three years in the period ended 31 December 2016 of Amec Foster Wheeler plc and our report dated 21 March 2017, expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

25 April 2017

102	Amec Foster Wheeler Annual report and accounts 2016

Report of independent registered public accounting firm

The Board of Directors and Shareholders of Amec Foster Wheeler plc

We have audited the accompanying consolidated balance sheets of Amec Foster Wheeler plc as of December 31, 2016 and 2015, and the related consolidated income statement, statements of comprehensive income, change in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amec Foster Wheeler at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amec Foster Wheeler plc’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 21 March 2017, expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

25 April 2017

Amec Foster Wheeler Annual report and accounts 2016	103

Consolidated income statement

For the year ended 31 December 2016

		2016					2015					2014
		Before		Impairment,			Before		Impairment,			Before
		impairment,		amortisation,			impairment,		amortisation,			amortisation,		Amortisation,
		amortisation,		exceptional			amortisation,		exceptional			exceptional		exceptional
		exceptional		items and			exceptional		items and			items and		items and
		items and		asbestos-			items and		asbestos-			asbestos-		asbestos-
		asbestos-		related items			asbestos-		related items			related		related items
		related items		(note 5)	Total		related items		(note 5)	Total		items		(note 5)	Total
	Note	£m		£m	£m		£m		£m	£m		£m		£m	£m
Continuing operations
Revenue	2, 3	5,440		–	5,440		5,455		–	5,455		3,993		–	3,993
Cost of sales		(4,852)		–	(4,852)		(4,787)		–	(4,787)		(3,475)		–	(3,475)
Gross profit		588		–	588		668		–	668		518		–	518
Administrative expenses		(288)		(784)	(1,072)		(334)		(538)	(872)		(219)		(135)	(354)
Profit/(loss) on business disposals and closures		–		2	2		–		(1)	(1)		–		(16)	(16)
Profit/(loss) before net financing expense	4	300		(782)	(482)		334		(539)	(205)		299		(151)	148
Financial income		16		–	16		16		–	16		11		–	11
Financial expense		(77)		(10)	(87)		(54)		(20)	(74)		(11)		(5)	(16)
Net financing expense	7	(61)		(10)	(71)		(38)		(20)	(58)		–		(5)	(5)
Share of post-tax results of joint ventures	2, 13	11		–	11		28		–	28		12		–	12
Profit/(loss) before income tax	2	250		(792)	(542)		324		(559)	(235)		311		(156)	155
Income tax	8	(53)		69	16		(63)		45	(18)		(67)		18	(49)
Profit/(loss) for the year from continuing operations		197		(723)	(526)		261		(514)	(253)		244		(138)	106
Profit/(loss) for the year from discontinued operations	9	5		7	12		(5)		1	(4)		(8)		(19)	(27)
Profit/(loss) for the year		202		(716)	(514)		256		(513)	(257)		236		(157)	79
Attributable to:
Equity holders of the parent					(518)					(256)					82
Non-controlling interests					4					(1)					(3)
					(514)					(257)					79

Basic (loss)/earnings per share	10
Continuing operations		50.7	p		(138.9	)p	68.1	p		(66.1	)p	81.8	p		36.1	p
Discontinued operations		1.4	p		3.3	p	(1.3	)p		(1.1	)p	(2.6	)p		(8.9	)p
		52.1	p		(135.6	)p	66.8	p		(67.2	)p	79.2	p		27.2	p
Diluted (loss)/earnings per share	10
Continuing operations		50.4	p		(138.9	)p	67.7	p		(66.1	)p	79.5	p		35.1	p
Discontinued operations		1.4	p		3.3	p	(1.3	)p		(1.1	)p	(2.5	)p		(8.6	)p
		51.8	p		(135.6	)p	66.4	p		(67.2	)p	77.0	p		26.5	p

104	Amec Foster Wheeler Annual report and accounts 2016

Consolidated statement of comprehensive income

For the year ended 31 December 2016

		2016	2015	2014
	Note	£m	£m	£m
(Loss)/profit for the year		(514)	(257)	79
Other comprehensive income
Items that are or may be reclassified subsequently to profit and loss
Exchange movements:
– Exchange movements on translation of foreign subsidiaries		315	(46)	(4)
– Cumulative exchange movement recognised in profit on disposal		(10)	–	–
– Net loss on hedges of net investment in foreign subsidiaries	19	(127)	(3)	(4)
Cash flow hedges:
– Effective portion of changes in fair value		(2)	(2)	(1)
– Tax on effective portion of changes in fair value		–	2	–
– Transferred to the income statement		2	–	–
		178	(49)	(9)
Items that will not be reclassified to profit and loss
Actuarial (losses)/gains on defined benefit pension schemes	14	(169)	150	(58)
Tax on actuarial (losses)/gains		31	(25)	11
		(138)	125	(47)
Other comprehensive income/(loss)		40	76	(56)
Total comprehensive (loss)/income		(474)	(181)	23

Attributable to:
Equity holders of the parent		(480)	(181)	26
Non-controlling interests		6	–	(3)
Total comprehensive (loss)/income		(474)	(181)	23

Amec Foster Wheeler Annual report and accounts 2016	105

Consolidated balance sheet

As at 31 December 2016

Registered number 1675285

		2016	2015
	Note	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	11	71	127
Intangible assets	12	2,675	3,025
Interests in joint ventures	13	38	104
Derivative financial instruments	19	28	18
Retirement benefit assets	14	70	231
Other receivables	20	140	145
Deferred tax assets	15	85	50
Total non-current assets		3,107	3,700
Current assets
Inventories	16	9	13
Trade and other receivables	17	1,418	1,455
Derivative financial instruments	19	9	16
Current tax receivable		30	25
Bank deposits (more than three months)	23	22	23
Cash and cash equivalents (excluding bank overdrafts)	23	342	340
Assets classified as held for sale	24	336	–
Total current assets		2,166	1,872
Total assets		5,273	5,572
LIABILITIES
Current liabilities
Interest-bearing loans and borrowings	23	(109)	(683)
Trade and other payables	18	(1,412)	(1,459)
Derivative financial instruments	19	(45)	(21)
Current tax payable		(118)	(98)
Liabilities classified as held for sale	24	(187)	–
Provisions	21	(9)	–
Total current liabilities		(1,880)	(2,261)
Non-current liabilities
Interest-bearing loans and borrowings	23	(1,317)	(640)
Trade and other payables	20	(149)	(121)
Derivative financial instruments	19	(28)	(4)
Retirement benefit liabilities	14	(207)	(168)
Deferred tax liabilities	15	(57)	(106)
Provisions	21	(610)	(664)
Total non-current liabilities		(2,368)	(1,703)
Total liabilities		(4,248)	(3,964)
Net assets		1,025	1,608
EQUITY
Share capital	22	197	197
Share premium account		133	133
Merger reserve		33	540
Hedging and translation reserves		150	(26)
Capital redemption reserve		34	34
Retained earnings		467	721
Total equity attributable to equity holders of the parent		1,014	1,599
Non-controlling interests		11	9
Total equity		1,025	1,608

The accounts on pages 104 to 166 were approved by the board of directors on 25 April 2017 and were signed on its behalf by:

Jonathan Lewis	Ian McHoul
Chief Executive Officer	Chief Financial Officer

106	Amec Foster Wheeler Annual report and accounts 2016

Consolidated statement of changes in equity
For the year ended 31 December 2016

	Share capital £m	Share premium £m	Merger reserve £m	Hedging reserve £m	Translation reserve £m	Capital redemption reserve £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
As at 1 January 2016	197	133	540	–	(26)	34	721	1,599	9	1,608
(Loss)/profit for the year	–	–	–	–	–	–	(518)	(518)	4	(514)
Exchange movements on translation of foreign subsidiaries	–	–	–	–	313	–	–	313	2	315
Cumulative exchange movement recognised in profit on disposal	–	–	–	–	(10)	–	–	(10)	–	(10)
Net loss on hedges of net investment in foreign subsidiaries	–	–	–	–	(127)	–	–	(127)	–	(127)
Effective portion of changes in fair value of cash flow hedges	–	–	–	(2)	–	–	–	(2)	–	(2)
Cash flow hedges transferred to the income statement	–	–	–	2	–	–	–	2	–	2
Actuarial losses on defined benefit pension schemes	–	–	–	–	–	–	(169)	(169)	–	(169)
Tax on actuarial losses	–	–	–	–	–	–	31	31	–	31
Other comprehensive income for the year	–	–	–	–	176	–	(138)	38	2	40
Total comprehensive loss for the year	–	–	–	–	176	–	(656)	(480)	6	(474)
Dividends	–	–	–	–	–	–	(113)	(113)	–	(113)
Dividends to non-controlling interests	–	–	–	–	–	–	–	–	(4)	(4)
Equity-settled share-based payments	–	–	–	–	–	–	10	10	–	10
Acquisition of shares by trustees of the Employee Share Trust	–	–	–	–	–	–	(2)	(2)	–	(2)
Transfer of impairment losses to merger reserve	–	–	(507)	–	–	–	507	–	–	–
As at 31 December 2016	197	133	33	–	150	34	467	1,014	11	1,025

Amec Foster Wheeler Annual report and accounts 2016	107

Consolidated statement of changes in equity continued
For the year ended 31 December 2015

	Share capital £m	Share premium £m	Merger reserve £m	Hedging reserve £m	Translation reserve £m	Capital redemption reserve £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
As at 1 January 2015	194	101	877	–	24	34	744	1,974	22	1,996
Loss for the year	–	–	–	–	–	–	(256)	(256)	(1)	(257)
Exchange movements on translation of foreign subsidiaries	–	–	–	–	(47)	–	–	(47)	1	(46)
Net loss on hedges of net investment in foreign subsidiaries	–	–	–	–	(3)	–	–	(3)	–	(3)
Effective portion of changes in fair value of cash flow hedges	–	–	–	(2)	–	–	–	(2)	–	(2)
Tax on effective portion of changes in fair value of cash flow hedges	–	–	–	2	–	–	–	2	–	2
Actuarial gains on defined benefit pension schemes	–	–	–	–	–	–	150	150	–	150
Tax on actuarial gains	–	–	–	–	–	–	(25)	(25)	–	(25)
Other comprehensive income for the year	–	–	–	–	(50)	–	125	75	1	76
Total comprehensive loss for the year	–	–	–	–	(50)	–	(131)	(181)	–	(181)
Dividends	–	–	–	–	–	–	(167)	(167)	–	(167)
Dividends to non-controlling interests	–	–	–	–	–	–	–	–	(4)	(4)
Equity-settled share-based payments	–	–	–	–	–	–	7	7	–	7
Acquisition of shares by trustees of the Employee Share Trust	–	–	–	–	–	–	(5)	(5)	–	(5)
Utilisation of treasury shares	–	–	–	–	–	–	15	15	–	15
Acquisition of non-controlling interests	–	–	–	–	–	–	(79)	(79)	(9)	(88)
Shares issued	3	32	–	–	–	–	–	35	–	35
Transfer of impairment losses to merger reserve	–	–	(337)	–	–	–	337	–	–	–
As at 31 December 2015	197	133	540	–	(26)	34	721	1,599	9	1,608

108	Amec Foster Wheeler Annual report and accounts 2016

Consolidated statement of changes in equity continued
For the year ended 31 December 2014

	Share capital £m	Share premium £m	Merger reserve £m	Hedging reserve £m	Translation reserve £m	Capital redemption reserve £m	Retained earnings £m	Total £m	Non- controlling interests £m	Total equity £m
As at 1 January 2014	152	101	–	1	32	34	802	1,122	2	1,124
Profit for the year	–	–	–	–	–	–	82	82	(3)	79
Exchange movements on translation of foreign subsidiaries	–	–	–	–	(4)	–	–	(4)	–	(4)
Net loss on hedges of net investment in foreign subsidiaries	–	–	–	–	(4)	–	–	(4)	–	(4)
Effective portion of changes in fair value of cash flow hedges	–	–	–	(1)	–	–	–	(1)	–	(1)
Actuarial losses on defined benefit pension schemes	–	–	–	–	–	–	(58)	(58)	–	(58)
Tax on actuarial losses	–	–	–	–	–	–	11	11	–	11
Other comprehensive loss for the year	–	–	–	(1)	(8)	–	(47)	(56)	–	(56)
Total comprehensive income for the year	–	–	–	(1)	(8)	–	35	26	(3)	23
Dividends	–	–	–	–	–	–	(124)	(124)	–	(124)
Equity-settled share-based payments	–	–	–	–	–	–	25	25	–	25
Utilisation of treasury shares	–	–	–	–	–	–	6	6	–	6
Arising on business combinations	–	–	–	–	–	–	–	–	23	23
Shares issued	42	877	–	–	–	–	–	919	–	919
Transfer to merger reserve	–	(877)	877	–	–	–	–	–	–	–
As at 31 December 2014	194	101	877	–	24	34	744	1,974	22	1,996

Amec Foster Wheeler Annual report and accounts 2016	109

Consolidated cash flow statement
For the year ended 31 December 2016

	Note	2016 £m	2015 £m	2014 £m
Cash flow from operating activities
(Loss)/profit before income tax from continuing operations		(542)	(235)	155
Profit/(loss) before income tax from discontinued operations	9	15	(5)	(33)
(Loss)/profit before income tax		(527)	(240)	122
Financial income	7	(16)	(16)	(11)
Financial expense	7	87	74	16
Share of post-tax results of joint ventures	2, 13	(11)	(28)	(12)
Intangible impairment and amortisation	5, 12	629	444	49
Impairment of assets held for sale	5	26	–	–
Depreciation and impairment of property, plant and equipment	11	29	26	16
(Profit)/loss on disposal of businesses	5	(9)	(1)	44
Difference between contributions to retirement benefit schemes and amount charged to profit before net financing expense	14	(4)	(3)	(2)
Profit on disposal of property, plant and equipment		–	(1)	–
Loss on disposal of intangible assets		–	–	1
Equity-settled share-based payments		10	7	8
		214	262	231
Decrease in inventories		–	1	–
(Increase)/decrease in trade and other receivables		(39)	38	106
Decrease in trade and other payables and provisions		(5)	(81)	(137)
Cash generated from operations		170	220	200
Tax paid		(32)	(79)	(54)
Net cash flow from operating activities		138	141	146
Cash flow from investing activities
Acquisition of businesses (net of cash acquired)	25	(2)	(5)	(781)
Investment in joint ventures		(2)	(1)	(1)
Purchase of property, plant and equipment		(16)	(15)	(14)
Purchase of intangible assets		(10)	(23)	(17)
Movements in bank deposits (more than three months)		1	(2)	(3)
Disposal of businesses (net of cash disposed of)		(5)	(2)	(2)
Disposal of joint ventures		40	11	(21)
Disposal of property, plant and equipment		2	2	–
Advance disposal proceeds	24	30	–	–
Interest received		11	3	4
Dividends received from joint ventures	13	34	42	14
Dividends received from joint ventures classified as held for sale		1	–	–
Amounts (paid)/received on maturity of net investment hedges		(16)	37	(7)
Net cash flow from investing activities		68	47	(828)
Net cash flow before financing activities		206	188	(682)
Cash flow from financing activities
Proceeds from other borrowings		1,333	68	1,198
Repayments of other borrowings		(1,345)	(143)	(100)
Cash flows in respect of facility arrangement fees		(18)	(3)	(13)
Interest paid		(58)	(38)	(7)
Dividends paid		(113)	(167)	(124)
Acquisition of non-controlling interest	25	–	(54)	–
Cash received in respect of debt related cash flow hedges	23	30	12	–
Dividends paid to non-controlling interests		(4)	(4)	–
Cash flows in respect of treasury shares*		–	15	6
Acquisition of shares by trustees of the Employee Share Trust		(2)	(5)	–
Net cash flow from financing activities		(177)	(319)	960
Increase/(decrease) in cash and cash equivalents		29	(131)	278
Cash and cash equivalents as at the beginning of the year	23	340	495	223
Exchange gains/(losses) on cash and cash equivalents	23	19	(24)	(6)
Cash and cash equivalents as at the end of the year	23	388	340	495

110	Amec Foster Wheeler Annual report and accounts 2016

Consolidated cash flow statement continued
For the year ended 31 December 2016

	Note	2016 £m	2015 £m	2014 £m
Cash and cash equivalents consist of:
Cash at bank and in hand	23	286	307	377
Bank deposits (less than three months)	23	56	33	118
Cash at bank and in hand classified as held for sale	24	46	–	–
Cash and cash equivalents as at the end of the year	23	388	340	495
Bank deposits (more than three months)	23	22	23	21
Bank loans	23	(1,388)	(1,264)	(1,267)
Loan payable to joint venture	23, 28	(2)	–	–
Bank loans classified as held for sale	23, 24	(25)	–	–
Fees capitalised against bank facilities	23	15	–	9
Derivatives classified as net debt	23	27	14	–
Finance leases	23	(51)	(59)	(61)
Finance leases classified as held for sale	23, 24	(7)	–	–
Net debt as at the end of the year		(1,021)	(946)	(803)

*Cash received from SAYE option holders on exercise of options.

Amec Foster Wheeler Annual report and accounts 2016	111

Notes to the consolidated accounts

1 Significant accounting policies

Amec Foster Wheeler plc is a public limited company, which is listed on both the London Stock Exchange and the New York Stock Exchange and incorporated and domiciled in England. The principal activities of the Company and its subsidiaries (the Group) are described in note 2.

Statement of compliance

The consolidated accounts include the accounts of Amec Foster Wheeler plc and all of its subsidiaries made up to 31 December each year, and the Group’s share of the profit after interest and tax and net assets of joint ventures based on the equity method of accounting. These are available from the registered office of the Company, Booths Park, Chelford Road, Knutsford, Cheshire WA16 8QZ, UK.

In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated accounts of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU as at 31 December 2016 (adopted IFRS), International Financial Reporting Interpretations Committee (IFRIC) interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The Company has elected to prepare its parent company accounts in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101); these are presented on pages 167 to 175.

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

New standards, amendments and interpretations issued but not effective which have not been early adopted by the Group

IFRS 9 ‘Financial Instruments’ replaces the existing guidance in IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including the new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward guidance on recognition and de-recognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early adoption permitted.

We do not expect the adoption of IFRS 9 to have a significant impact on the total assets, total liabilities, guarantees, equity, earnings and earnings per share.

IFRS 15 ‘Revenue from Contracts with Customers’ establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’.

IFRS 15 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted.

The Group has performed an initial assessment of the potential impact of implementing IFRS 15. Under the existing accounting policy, contract revenue is recognised over the term of the contract by reference to the stage of completion on the contract activity at the end of each reporting period. Under IFRS 15, revenue will be recognised when a customer obtains control of the services, which can be at a point in time or over time.

For each performance obligation satisfied over time, revenue needs to be recognised by measuring the progress towards complete satisfaction of that performance obligation at the end of each reporting period.

Based on the initial review a large number of contracts were identified where the impact of implementing the standard may impact the timing of revenue recognition, in particular recognition of variation orders.

A further detailed assessment will commence shortly, and will involve each business segment reviewing the existing contracts in place to assess the likely impact of introducing the standard.

The Group has not yet determined whether to adopt the modified retrospective transition approach upon initial adoption of IFRS 15. An update will be made during the 2017 interim reporting.

IFRS 16 ‘Leases’ replaces the existing guidance in IAS 17 ‘Leases’. IFRS 16 eliminates the classification of leases as either operating leases or finance leases. The standard introduces a single lessee accounting model, which requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months. The income statement will include depreciation on the leased asset and an interest charge on the liability.

IFRS 16 is effective for annual periods on or after 1 January 2019 with early adoption permitted if IFRS 15 has also been applied.

The Group has begun a systematic review of all existing major lease contracts to ensure that the impact and effects of IFRS 16 are fully understood and changes to the current accounting procedures are highlighted and acted upon in advance of the effective date. Details of the Group’s operating lease commitments are included in note 26. This shows as at 31 December 2016 there were off-balance operating lease obligations (undiscounted) of £379 million.

112	Amec Foster Wheeler Annual report and accounts 2016

1 Significant accounting policies continued

New standards, amendments and interpretations issued but not effective which have not been early adopted by the Group continued

The Group has not yet decided whether to early adopt IFRS 16 and which transition approach to apply, and has not yet decided whether it will use any of the optional exemptions.

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

Amec Foster Wheeler believe some of these policies require a high level of judgement, and the most critical accounting policies and significant areas of judgement and estimation arise from:

► long-term contracts under IAS 11 ‘Construction Contracts’

► intangible assets, including goodwill, under IAS 38 ‘Intangible Assets’ and IAS 36 ‘Impairment of Assets’

► provisions under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and other similar liabilities

► classification of businesses as held for sale and for discontinued operations under IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’

► uncertain tax positions under IAS 12 ‘Income Taxes’

► defined benefit pension schemes under IAS 19 ‘Employee Benefits’

► acquisition accounting under IFRS 3 ‘Business Combinations’

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

IAS 38 ‘Intangible Assets’ and IAS 36 ‘Impairment of Assets’

The Group has a significant amount of intangible assets on its balance sheet. The determination of carrying value involves significant judgements when allocating goodwill to the cash generating units (‘CGUs’) expected to benefit from the acquisition. The estimation of the recoverable amounts also requires significant judgements and estimates including the future cash flows of the CGU, terminal growth rates and the appropriate rate at which to discount those cash flows. See note 12 for further details of the impairment reviews performed during the year. In total £500m of impairment charges have been recorded against goodwill and intangible assets during the year, see note 5 for further details.

Amec Foster Wheeler Annual report and accounts 2016	113

Notes to the consolidated accounts continued

1 Significant accounting policies continued

Basis of preparation continued

IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets and other similar liabilities’

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

The Group has a significant asbestos-related provision. Some of the Group’s US and UK subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the US and UK. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by the Group’s subsidiaries during the 1970s and earlier.

The provision for asbestos is the Group’s best estimate of its obligation required to settle claims that is expected to continue up until 2050. The provision is discounted back to a net present value using a US Treasury yield curve discount rate.

As part of the ongoing cost reduction programme, there has been consolidation of office space and significant onerous lease liabilities have been established. The estimation of these liabilities involves management’s assessment of the ability of the Group to sub-lease the vacated space and the value of sub-lease income that will be generated.

See note 21 for further details of the Group’s provisions.

IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’

A non-current asset, or disposal group, is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continued use. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, assets and disposal which meet the definition of held for sale are valued at the lower of carrying value and fair value less costs to sell and their assets and liabilities are presented separately from other assets and liabilities on the balance sheet.

On 5 November 2015, a review of the assets portfolio was announced, since then a number of assets have been identified as no longer being core to the future of the business and the disposals process is well advanced.

The Group’s interests in PetroPower Energia Limitada, The Incheon Bridge Co. Ltd, Foster Wheeler Power S.r.l., Aquenta Consulting Ltd and the GPG core boiler business were all classified as held for sale during 2016.

Judgements required in determining whether an asset meets the IFRS 5 criteria of held for sale include whether the business is being actively marketed, is available for sale in its current condition and whether a sale is highly probable within 12 months of classification as held for sale. On 2 March 2017, the potential disposal of the nuclear business was announced, this is not considered to have met the held for sale criteria as at 31 December 2016 as it had not been actively marketed at that date. When calculating fair value less costs to sell of an asset or disposal group, estimates of future disposal proceeds and goodwill to be allocated to the disposal group are required. Further details are provided in note 24.

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

Judgements required in determining whether an asset or disposal group meets the IFRS 5 criteria of discontinued includes whether it represents a separate major line of business or geographical area of operations or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Of the assets classified as held for sale in 2016, the largest is the GPG core boiler business which contributed 4% to group revenue in 2016. In view of their relative size in relation to both the Group and the operating segment in which they are reported, none of assets or disposal groups classified as held for sale on 2016 are considered to be major lines of business and therefore are not discontinued operations.

The judgements applied in presenting the UK conventional power business as discontinued are explained in note 1 to the 2013 financial statements. The results and other disclosures in respect of discontinued operations are shown in note 9.

IAS 12 ‘Income Taxes’

Significant judgement is required in determining liabilities related to uncertain tax positions, in particular those in respect of financing structures. A current tax provision is recognised when the Group has a present obligation as a result of a past event, and it is more likely than not that the Group will be required to settle that obligation. A current tax provision is measured using the single best estimate of the likely outcome approach. There is also significant judgement required in assessing the recoverability of deferred tax assets, particularly to the extent they are supported by forecast profits and determining the period of forecasts used to support the asset.

114	Amec Foster Wheeler Annual report and accounts 2016

1 Significant accounting policies continued

Basis of preparation continued

IAS 19 ‘Employee Benefits’

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, discount rate, inflation and member life expectancy that underpin their valuations.

See note 14 for further details of the Group’s retirement benefit schemes.

IFRS 3 ‘Business Combinations’

During 2014, the Group acquired Foster Wheeler AG. The acquisition was accounted for as a purchase under IFRS 3. Determining the fair value of the assets and liabilities acquired involved significant judgement and estimates. This involved the use of valuation models to determine the fair value of the intangible assets acquired. Inputs to these models include estimates of the future cash flows of Foster Wheeler; the appropriate discount rate to apply to these future cash flows, estimates of the retention rates for key customers and the likelihood of renewal of significant service contracts.

Going concern

As at 31 December 2016, the Company had net debt of £1,021m. Committed facilities under the principal Debt Facility Arrangement and other smaller facilities were £1,745m of which £300m was undrawn. The Company has taken steps to reduce its debt including the disposal of non-core assets, cost savings measures and suspending dividend payments until the Company is generating sustainable free cash flow. Despite the actions taken to date, there remained a risk that the leverage ratio would exceed the maximum leverage ratio under the Debt Facility Arrangement of 3.75:1 in the measurement period ended 30 June 2017 and in subsequent periods.

Should there be a breach of the leverage covenant, the lenders could demand accelerated repayment and the Company may not have the funds to make these repayments. To ensure continued compliance with its financial covenants, the Company has approached its banking group and successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018. The Directors have a reasonable expectation that the Company and the Group will comply with this revised covenant and will be able to operate within the level of available facilities and cash for the foreseeable future and accordingly believe that it is appropriate to prepare the financial statements on a going concern basis.

Accounting policies

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated accounts.

Basis of consolidation

The consolidated accounts comprise the accounts of the Group and its subsidiaries as at 31 December 2016. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Generally there is a presumption that a majority of voting rights result in control.

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

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

Amec Foster Wheeler Annual report and accounts 2016	115

Notes to the consolidated accounts continued

1 Significant accounting policies continued

Basis of consolidation continued

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

► its assets and liabilities, including its share of any assets and liabilities held jointly

► its revenue from the sale of its share of the output arising from the joint operation

► its share of the revenue from the sale of the output by joint operation

► its expenses, including its share of any expenses incurred jointly

Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to property, plant and equipment or where appropriate the interest in joint ventures. The remaining assets and liabilities continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on re-measurement are recognised in profit or loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any interest in joint ventures are no longer equity accounted.

Bid costs

Bid costs and all related expenditure are expensed in the income statement as incurred.

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

In the consolidated balance sheet, bank overdrafts are shown within borrowings in current liabilities.

Deposits with a maturity period of more than three months at inception are classified as bank deposits (more than three months).

116	Amec Foster Wheeler Annual report and accounts 2016

1 Significant accounting policies continued

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

The sale and purchase of derivative financial instruments are non-speculative.

Amec Foster Wheeler Annual report and accounts 2016	117

Notes to the consolidated accounts continued

1 Significant accounting policies continued

Financial instruments continued

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

Goodwill

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

118	Amec Foster Wheeler Annual report and accounts 2016

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

The estimated lives of intangible assets held at 31 December 2016 are as follows:

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

Amec Foster Wheeler Annual report and accounts 2016	119

Notes to the consolidated accounts continued

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

The Group has taken internal and external advice in considering known and reasonably likely legal claims and actions made by or against the Group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the Group on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed. These possible but not probable liabilities are disclosed in note 27 as contingent liabilities.

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

120	Amec Foster Wheeler Annual report and accounts 2016

1 Significant accounting policies continued

Revenue recognition and long term contracts continued

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

Amec Foster Wheeler Annual report and accounts 2016	121

Notes to the consolidated accounts continued

2 Segmental analysis of continuing operations

Amec Foster Wheeler designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

During 2016, the Group’s continuing operations were organised into five operating units: Americas; Northern Europe and CIS; Asia, Middle East, Africa and Southern Europe; Global Power Group and Investment Services. Details of the services offered by each segment and the end markets in which they operate are given on pages 2 to 4 and 14 to 15.

With effect from 1 January 2017, the Group has organised its Engineering & Construction business into four market-based business lines: Oil, Gas & Chemicals; Mining; Power and Environment & Infrastructure. The Global Power Group and Investment Services will continue to be reported separately – See page 3 for further details of the new business lines.

Segment information is presented on a consistent basis with the information presented to the Group’s Executive Committee for the purposes of allocating resources within the Group and assessing the performance of the Group’s businesses.

The Group Executive Committee uses trading profit as the measure of the profitability of the Group’s businesses. Trading profit is, therefore, the measure of segment profit presented in the Group’s segment disclosures. Trading profit represents profit before net financing expense excluding exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the Group’s share of the trading profit of joint ventures.

Revenue and results

			Revenue			Profit/(loss)
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
Americas	2,516	2,646	2,184	109	161	212
Northern Europe and CIS	1,497	1,492	1,293	121	134	105
Asia, Middle East, Africa and Southern Europe	1,102	1,050	516	61	68	25
Global Power Group	406	364	53	54	51	1
Investment Services	16	15	8	17	14	9
	5,537	5,567	4,054	362	428	352
Internal revenue	(97)	(112)	(61)	–	–	–
External revenue	5,440	5,455	3,993	–	–	–
Corporate costs[1]				(44)	(54)	(31)
Trading profit[2]				318	374	321
Net financing expense[3]				(64)	(40)	(4)
Adjusted profit before tax				254	334	317
Tax on results of joint ventures[4]				(4)	(10)	(6)
				250	324	311
Intangible amortisation and impairment[5]				(655)	(444)	(49)
Exceptional and asbestos-related items[5]				(137)	(115)	(107)
(Loss)/profit before income tax				(542)	(235)	155

1	Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.

2	Trading profit is earnings from continuing operations before net financing expense, tax, intangible amortisation and impairment, pre-tax exceptional items and asbestos-related items of £303m (2015: £334m; 2014: £299m), but including joint venture trading profit of £18m (2015: £40m; 2014: £22m).

3	Net financing expense excludes exceptional and asbestos-related items, but includes Amec Foster Wheeler’s share of net interest payable of joint ventures.

4	The share of post-tax results of joint ventures is further analysed as follows:

	2016	2015	2014
	£m	£m	£m
Trading profit	18	40	22
Net financing expense	(3)	(2)	(4)
Tax	(4)	(10)	(6)
	11	28	12

5	See note 5 for further details.

122	Amec Foster Wheeler Annual report and accounts 2016

2 Segmental analysis of continuing operations continued

Transactions between reportable segments are conducted on an arm’s length basis. Internal revenue arises in the segments as follows:

	2016	2015	2014
	£m	£m	£m
Americas	13	12	13
Northern Europe and CIS	29	35	23
Asia, Middle East, Africa and Southern Europe	53	65	24
Global Power Group	2	–	–
Investment Services	–	–	1
	97	112	61

Other information

	Share of post-tax results of joint ventures			Depreciation			Intangible amortisation and impairment[1]
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Americas	(1)	(1)	1	8	9	8	241	46	20
Northern Europe and CIS	4	15	8	5	6	5	42	41	19
Asia, Middle East, Africa and Southern Europe	3	3	2	4	4	2	42	23	6
Global Power Group	4	11	2	5	4	1	275	334	4
Investment Services	1	–	(1)	3	3	–	21	–	–
Corporate costs	–	–	–	–	–	–	34	–	–
	11	28	12	25	26	16	655	444	49

1 See Note 5 for details.

Geographical origin

	Revenue			Non-current assets
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
United Kingdom	1,312	1,223	1,067	627	647	801
Canada	538	741	938	296	288	297
United States	1,979	1,873	1,218	1,009	1,302	1,175
Rest of the world	1,611	1,618	770	852	1,019	1,442
	5,440	5,455	3,993	2,784	3,256	3,715

The non-current assets analysed by geography include property, plant and equipment, intangible assets and interests in joint ventures.

Revenue to external customers by region is based on the location of the Group subsidiary which made the sale.

3 Revenue

		2015
	2016	(restated)	2014
	£m	£m	£m
Construction contracts	1,603	1,637	917
Services	3,837	3,818	3,076
	5,440	5,455	3,993

The 2015 comparative has been restated following a review of the classification of a number of legacy Foster Wheeler contracts.

The revenue from construction contracts shown above is based on the definition of construction contracts included in IAS 11 and includes revenue from all contracts directly related to the construction of an asset even if Amec Foster Wheeler’s role is as a service provider, for example project management.

Amec Foster Wheeler Annual report and accounts 2016	123

Notes to the consolidated accounts continued

4 Profit before net financing expense – continuing operations

		2015
	2016	(restated)	2014
	£m	£m	£m
Depreciation and impairment of property, plant and equipment	29	26	16
Minimum payments under operating leases	113	107	87
Research and development government credits	(17)	(15)	(23)

The 2015 comparative for minimum payments under operating leases has been restated to include leases with a value of £18m not previously reported.

There are no material receipts from subleases.

	2016	2015	2014
	£m	£m	£m
Fees paid to the auditor and its associates:
The auditing of the accounts	3.6	4.1	3.9
The auditing of accounts of any subsidiaries of the company	1.6	1.4	1.5
Taxation compliance services	0.2	0.9	0.4
All services relating to corporate finance transactions entered into, or proposed to be entered into, by or on behalf of the company or any of its associates	1.2	0.9	6.4
All other non-audit services	0.1	0.2	0.1
	6.7	7.5	12.3

5 Amortisation, impairment, exceptional and asbestos-related items

	2016	2015	2014
	£m	£m	£m
Continuing operations:
Administrative expenses – exceptional and asbestos-related items	(129)	(94)	(86)
Administrative expenses – intangible amortisation and impairment	(655)	(444)	(49)
	(784)	(538)	(135)
Profit/(loss) on business disposals and closures	2	(1)	(16)
Net financing expense	(10)	(20)	(5)
	(792)	(559)	(156)
Taxation credit on exceptional and asbestos-related items of continuing operations	26	18	6
Taxation credit on intangible amortisation and impairment	43	27	12
	69	45	18
Post-tax amortisation, impairment, exceptional and asbestos-related items of continuing operations	(723)	(514)	(138)
Exceptional items of discontinued operations (post-tax)	7	1	(19)
Post-tax amortisation, impairment, exceptional and asbestos-related items	(716)	(513)	(157)
Post-tax exceptional and asbestos-related items	(104)	(96)	(120)
Post-tax intangible amortisation and impairment	(612)	(417)	(37)
	(716)	(513)	(157)

Intangible amortisation and impairments are analysed as follows:

	2016	2015	2014
	£m	£m	£m
Intangible amortisation	129	129	49
Impairment of goodwill and intangible assets	500	315	–
Impairment of assets on classification as held for sale	26	–	–
	655	444	49

124	Amec Foster Wheeler Annual report and accounts 2016

5 Amortisation, impairment, exceptional and asbestos-related items continued

Impairment of goodwill and intangible assets

During 2016, the goodwill in the Global Power Group has been written down by £214m (2015: £308m) and in the Americas by £75m (2015: £nil). The Customer Relationship intangible assets acquired with Foster Wheeler and allocated to the Global Power Group and the Americas segments have also been written down by £32m and £125m respectively, following a review of the cash flows associated with these assets.

There were impairments of £20m charged against the Brand and Customer Relationship assets acquired with smaller acquisitions and a £34m impairment of an ERP system.

In total, there were impairment charges of £500m against goodwill and intangible assets in 2016, of which £246m arose in GPG, £200m in the Americas, £14m in AMEASE, £6m in NECIS and £34m in the Corporate centre. The impairment loss of £315m recognised in 2015 related to a £308m impairment of goodwill in the Global Power Group and a £7m impairment of the order backlog intangible asset in the Americas.

Impairment of assets on classification as held for sale

During 2016, the Group’s interests in PetroPower Energia Limitada, The Incheon Bridge Co. Ltd, Aquenta Consulting Pty Ltd and the core boiler business of the Global Power Group were classified as held for sale. As part of the assessment of fair value less costs to sell of these businesses, impairment charges of £26m were recognised, this included goodwill of £16m allocated to the disposal groups.

Post-tax exceptional and asbestos-related items for 2016 are further analysed as follows:

						2016
		Profit in	Profit on
		respect of	business		Other
	Profit on	business	disposals and	Asbestos-	exceptional
	disposals	closures	closures	related items	items	Total
	£m	£m	£m	£m	£m	£m
Continuing operations	–	2	2	(4)	(135)	(137)
Discontinued operations	9	–	9	–	–	9
Profit/(loss) before tax	9	2	11	(4)	(135)	(128)
Taxation on exceptional items	(2)	1	(1)	–	25	24
Profit/(loss) after tax	7	3	10	(4)	(110)	(104)

Profit on disposals

During 2016, there were contract settlements and other positive developments on a number of retained liabilities associated with businesses sold in prior years and classified as discontinued. This resulted in provision releases which were offset by other movements in indemnities provisions and costs associated with running these businesses to give a profit on disposal of £9m.

Asbestos related items

There was a credit of £6m relating to a change in the discount rate applied to the asbestos liability. This was offset by a charge of £8m in respect of unwinding the discount and costs of managing the liability of £2m. There was no change to the actual liability required following the annual reassessment in 2016.

Other exceptional items

During 2016, the integration of the AMEC and Foster Wheeler businesses has continued and there has been an ongoing cost savings programme. Costs of £135m have been incurred in achieving the integration and the cost savings. This includes £54m of onerous lease and other property costs, which was incurred predominantly in the Americas, as the property portfolio has been reviewed and consolidated. Severance and other exit costs were £45m, which largely relates to delayering management and removing overlapping functions, but also includes severance cost related to engineers in the Oil and Gas Americas business following the down turn in trading in that business during the year. Professional fees of £31m have been incurred in relation to establishing the new group strategy and structure, the establishment of a Global Shared Services Centre and IT integration. There were also internal costs of £5m in relation to integration and restructuring activities.

Cash payments of £82m have been made during the year in respect of exceptional items incurred in the current and prior years.

Amec Foster Wheeler Annual report and accounts 2016	125

Notes to the consolidated accounts continued

5 Amortisation, impairment, exceptional items and asbestos-related items continued

Post-tax exceptional and asbestos-related items for 2015 are further analysed as follows:

						2015
		Loss in	Profit/(loss)
		respect of	on business		Other
	Profit on	business	disposals and	Asbestos-	exceptional
	disposals	closures	closures	related items	items	Total
	£m	£m	£m	£m	£m	£m
Continuing operations	–	(1)	(1)	6	(120)	(115)
Discontinued operations	1	–	1	–	–	1
Profit/(loss) before tax	1	(1)	–	6	(120)	(114)
Taxation on exceptional items	–	–	–	–	18	18
Profit/(loss) after tax	1	(1)	–	6	(102)	(96)

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

Cash payments of £72m have been made during the year in respect of exceptional items incurred in the current and prior years.

Post-tax exceptional and asbestos-related items for 2014 are further analysed as follows:

						2014
		Profit in	Loss on
		respect of	business		Other
	Loss on	business	disposals and	Asbestos-	exceptional
	disposals	closures	closures	related items	items	Total
	£m	£m	£m	£m	£m	£m
Continuing operations	(21)	5	(16)	(9)	(82)	(107)
Discontinued operations	(23)	–	(23)	–	–	(23)
(Loss)/profit before tax	(44)	5	(39)	(9)	(82)	(130)
Taxation on exceptional items	5	–	5	–	5	10
(Loss)/profit after tax	(39)	5	(34)	(9)	(77)	(120)

During the year ended 31 December 2014, the Group disposed of its investment in the Lancashire Waste project at a loss of £21m mainly arising from a reverse premium payable on exit. This combined with additional indemnity provisions and costs of £23m associated with businesses sold in prior years (and classified as discontinued) to give a pre-tax loss on disposal of £44m. This includes a provision of £11m in respect of a new claim received in the year related to a contract completed by the DPS business which was sold in 2007.

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

Cash payments of £58m have been made during the year in respect of exceptional items incurred in the current and prior years.

126	Amec Foster Wheeler Annual report and accounts 2016

6 Staff costs and employee numbers – continuing operations

	2016 £m	2015 £m	2014 £m
Wages and salaries	1,872	1,857	1,466
Social security costs	190	193	100
Equity-settled share-based payments (note 22)	10	7	8
Contributions to defined contribution schemes	50	42	37
Defined benefit pension scheme expense (note 14)	16	38	31
	2,138	2,137	1,642

	2016 number	2015 number	2014 number
The average number of people employed was as follows:
Americas	12,670	15,040	12,365
Northern Europe and CIS	9,572	9,232	7,898
Asia, Middle East, Africa and Southern Europe	6,139	7,086	3,376
Global Power Group	2,099	2,332	322
Investment Services/Centre	420	323	264
	30,900	34,013	24,225

The average number of people employed in 2014 includes AMEC staff for the full year and Foster Wheeler staff for the period following the acquisition.

The average number of employees as stated above excludes agency staff.

Details of directors’ remuneration are provided in the Directors’ remuneration report on pages 74 to 88.

7 Net financing expense – continuing operations

	2016 £m	2015 £m	2014 £m
Financial income
Interest income on bank deposits	9	7	3
Other interest and similar income	2	3	5
Pension financing income	–	–	2
Foreign exchange gains	5	6	1
	16	16	11
Financial expense
Interest payable on bank loans and overdrafts	(76)	(51)	(10)
Other interest and similar expense	–	(7)	(4)
Pension finance expense	–	(2)	–
Foreign exchange losses	(3)	(7)	(1)
Unwinding of the discount on the asbestos provision	(8)	(7)	(1)
	(87)	(74)	(16)
Net financing expense	(71)	(58)	(5)

The unwinding of the discount on the asbestos provision of £8m (2015: £7m, 2014: £1m) as well as costs associated with the refinancing of the acquisition facilities of £2m (2015: £nil, 2014: £nil) have been presented separately in the income statement as exceptional items. Included within exceptional financing expense in 2015 and 2014 were costs relating to the amortisation of the acquisition facility fees of £13m and £4m respectively.

Interest income on bank deposits and interest payable on bank loans and overdrafts relates to financial assets and liabilities measured at amortised cost.

Amec Foster Wheeler Annual report and accounts 2016	127

Notes to the consolidated accounts continued

8 Income tax – continuing operations

Income tax arises in respect of the different categories of income and expenses as follows:

	2016 £m	2015 £m	2014 £m
Income tax expense on continuing operations before intangible amortisation and impairment, exceptionals and asbestos-related items	53	63	67
Income tax credit on intangible amortisation and impairment	(43)	(27)	(12)
Income tax credit in respect of other exceptional items	(26)	(18)	(6)
Total income tax (credit)/expense from continuing operations in the income statement	(16)	18	49

The income tax charge is split between current and deferred tax as follows:

	2016 £m	2015 (restated) £m	2014 (restated) £m
Current tax
Current year	67	62	74
Adjustments in respect of prior years	(22)	(22)	(8)
	45	40	66
Deferred tax
Origination and reversal of temporary differences	(60)	(19)	(13)
Adjustments in respect of prior years	(1)	(3)	(4)
	(61)	(22)	(17)
Total income tax (credit)/expense for continuing operations	(16)	18	49

The standard rate of corporation tax in the UK will be reduced to 19% with effect from 1 April 2017, with a further reduction to 17% from 1 April 2020. These changes were all substantively enacted prior to the end of the year.

Factors affecting the tax expense for the year are explained as follows:

	2016 £m	2015 £m	2014 £m
(Loss)/profit before tax	(542)	(235)	155
Less: share of net income from joint ventures	(11)	(28)	(12)
(Loss)/profit before tax from continuing operations (excluding joint ventures)	(553)	(263)	143
Expected income tax (credit)/expense at UK tax rate	(111)	(53)	31
Non-deductible expenses – pre-exceptional	9	7	13
Non-deductible expenses – exceptional	8	3	11
Non-deductible impairments	62	62	–
Non-taxable income – pre-exceptional	(11)	(2)	–
Benefit from finance structures	(15)	(12)	(6)
Closure of HMRC enquiry into intragroup lending	–	(12)	–
Impact of change in tax rates on deferred tax	(3)	(7)	–
Overseas income and expenses taxed at rates other than UK rate	(24)	5	8
Utilisation of tax assets not previously recognised	(6)	(1)	–
Recognition of tax assets not previously recognised	(8)	(3)	(8)
Current year tax assets not recognised	29	15	10
Write-off of previously recognised tax assets	69	26	–
Other adjustments in respect of prior years	(15)	(10)	(10)
Total income tax (credit)/expense for the year for continuing operations	(16)	18	49

The benefit from financing structures includes prior year adjustments in relation to tax risk provisions of £8m (2015: £3m, 2014: £2m).

Overseas income and expenses taxed at rates other than UK rate decreases the tax charge in 2016 primarily because of losses in the US including impairments of intangible assets relating to the legacy Foster Wheeler US business. Given the low rate of tax in the UK, this would typically increase the tax charge as in 2014 and 2015. However in 2016, the impact of losses is greater than the impact of profits in countries with higher tax rates than the UK.

128	Amec Foster Wheeler Annual report and accounts 2016

8 Income tax – continuing operations continued

Current year tax assets not recognised primarily relates to the losses of the legacy Foster Wheeler US business.

Write-off of previously recognised tax assets primarily relates to assets that have been derecognised as a result of impairments of intangible assets reducing the deferred tax liabilities which previously supported the corresponding asset recognition.

During 2015, HMRC’s enquiry into the nature of the intercompany debt payable from the legacy AMEC US group to the UK was concluded without tax adjustment. Accordingly, £12m of risk provision was released in full during the year.

Net income tax liabilities in the Group balance sheet include £104m (2015: £105m) relating to uncertain tax positions.

	2016 £m	2015 £m	2014 £m
Tax recognised directly in other comprehensive income
Current tax	–	–	–
Deferred tax (note 15)	(31)	23	(11)
Tax (credit)/charge recognised directly in other comprehensive income	(31)	23	(11)

9 Profit/(loss) for the year from discontinued operations

Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, including the UK conventional power business, which was discontinued in 2013.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The results of the discontinued operations are all attributable to the equity holders of the parent and are as follows:

	2016 £m	2015 £m	2014 £m
Revenue	(7)	–	(13)
Cost of sales and net operating expenses	13	(6)	3
Profit/(loss) before exceptional items and income tax	6	(6)	(10)
Attributable tax	(1)	1	2
	5	(5)	(8)
Profit/(loss) on disposal	9	1	(23)
Tax on profit/(loss) on disposal	(2)	–	4
Profit/(loss) for the year from discontinued operations	12	(4)	(27)

The negative revenue and profit before exceptional items and income tax in 2016 arose from the settlement of the final account of a contract in the UK conventional power business. The profit on disposals of £9m is a result of movements in indemnities provisions and costs associated with businesses sold in prior years.

The loss before exceptional items and income tax in 2015 represents additional provisions on certain contracts within the UK conventional power business.

The negative revenue of £13m and loss of £10m before exceptional items and income tax in 2014 related to the settlement of final accounts and additional provisions on the UK conventional power contracts.

The loss on disposals of £23m in 2014 relates to additional indemnity provisions and costs associated with businesses sold in prior years.

Net cash flows attributable to discontinued operations

The net cash flows attributable to discontinued operations during the year were as follows:

	2016 £m	2015 £m	2014 £m
Net cash flow from operating activities	8	(1)	(3)
Net cash flow from investing activities	(5)	2	3
	3	1	–

Amec Foster Wheeler Annual report and accounts 2016	129

Notes to the consolidated accounts continued

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

	2016			2015			2014
	(Loss)/ earnings £m	Weighted average shares number million	(Loss)/ earnings per share pence	Loss £m	Weighted average shares number million	Loss per share pence	Earnings £m	Weighted average shares number million	Earnings/ (loss) per share pence
Basic (loss)/earnings from continuing operations	(530)	383	(138.9)	(252)	383	(66.1)	109	302	36.1
Share options	–	–	–	–	–	–	–	2	(0.2)
Employee share and incentive schemes	–	–	–	–	–	–	–	7	(0.8)
Diluted (loss)/earnings from continuing operations	(530)	383	(138.9)	(252)	383	(66.1)	109	311	35.1

Basic earnings/(loss) from discontinued operations	12	383	3.3	(4)	383	(1.1)	(27)	302	(8.9)
Share options	–	–	–	–	–	–	–	2	0.1
Employee share and incentive schemes	–	–	–	–	–	–	–	7	0.2
Diluted earnings/(loss) from discontinued operations	12	383	3.3	(4)	383	(1.1)	(27)	311	(8.6)

Basic and diluted (loss)/profit from continuing operations is calculated as set out below:

	2016 £m	2015 £m	2014 £m
(Loss)/profit for the year from continuing operations	(526)	(253)	106
(Profit)/loss attributable to non-controlling interests	(4)	1	3
Basic and diluted (loss)/profit from continuing operations	(530)	(252)	109

130	Amec Foster Wheeler Annual report and accounts 2016

10 Earnings per share continued

In order to appreciate the effects on the reported performance of intangible amortisation and impairment, exceptional items and asbestos-related items, along with the impact of the potential ordinary shares, additional calculations of earnings per share are presented.

	2016			2015			2014
	(Loss)/ earnings £m	Weighted average shares number million	(Loss)/ earnings per share pence	(Loss)/ earnings £m	Weighted average shares number million	(Loss)/ earnings per share pence	(Loss)/ earnings £m	Weighted average shares number million	Earnings/ (loss) per share pence
Basic (loss)/earnings from continuing operations	(530)	383	(138.9)	(252)	383	(66.1)	109	302	36.1
Exceptional and asbestos-related items (post-tax)	111	–	29.4	97	–	25.3	101	–	33.4
Amortisation and impairment (post-tax)	612	–	160.2	417	–	108.9	37	–	12.3
Basic earnings from continuing operations before impairment, amortisation, exceptional and asbestos-related items	193	383	50.7	262	383	68.1	247	302	81.8
Share options	–	–	–	–	–	–	–	2	(0.5)
Employee share and incentive schemes	–	2	(0.3)	–	2	(0.4)	–	7	(1.8)
Diluted earnings from continuing operations before impairment, amortisation, exceptional and asbestos-related items	193	385	50.4	262	385	67.7	247	311	79.5

Basic earnings/(loss) from discontinued operations	12	383	3.3	(4)	383	(1.1)	(27)	302	(8.9)
Exceptional items (post-tax)	(7)	–	(1.9)	(1)	–	(0.2)	19	–	6.3
Basic earnings/(loss) from discontinued operations before exceptional items	5	383	1.4	(5)	383	(1.3)	(8)	302	(2.6)
Share options	–	–	–	–	–	–	–	2	–
Employee share and incentive schemes	–	2	–	–	2	–	–	7	0.1
Diluted earnings/(loss) from discontinuing operations before exceptional items	5	385	1.4	(5)	385	(1.3)	(8)	311	(2.5)

Amec Foster Wheeler Annual report and accounts 2016	131

Notes to the consolidated accounts continued

11 Property, plant and equipment

	Land and buildings £m	Plant and equipment £m	Total £m
Cost
As at 1 January 2016	75	171	246
Exchange and other movements	8	24	32
Reclassifications	(6)	4	(2)
Additions	6	11	17
Disposals	(2)	(7)	(9)
Transfer to assets held for sale	(7)	(62)	(69)
As at 31 December 2016	74	141	215
Depreciation
As at 1 January 2016	29	90	119
Exchange and other movements	5	12	17
Reclassifications	–	(1)	(1)
Provided during the year	7	18	25
Disposals	(2)	(6)	(8)
Impairment loss	2	2	4
Transfer to assets held for sale	(2)	(10)	(12)
As at 31 December 2016	39	105	144
Cost
As at 1 January 2015	78	172	250
Exchange and other movements	(3)	(4)	(7)
Reclassifications	(2)	(5)	(7)
Additions	4	12	16
Disposals	(2)	(4)	(6)
As at 31 December 2015	75	171	246
Depreciation
As at 1 January 2015	24	76	100
Exchange and other movements	(1)	(2)	(3)
Provided during the year	7	19	26
Disposals	(1)	(3)	(4)
As at 31 December 2015	29	90	119
Net book value
As at 31 December 2016	35	36	71
As at 31 December 2015	46	81	127
As at 1 January 2015	54	96	150

		31 December 2016 £m	31 December 2015 £m
The net book value of land and buildings comprised:
Freehold		18	24
Short leasehold		17	22
		35	46

The carrying value of land and buildings held under finance lease at 31 December 2016 was £4m (2015: £5m). Additions during the year include £nil (2015: £nil) under finance leases.

132	Amec Foster Wheeler Annual report and accounts 2016

12 Intangible assets

	Goodwill £m	Customer relationships £m	Brands/ trademarks £m	Order backlog £m	Patents £m	Software £m	Total £m
Cost
As at 1 January 2016	2,531	530	194	137	117	145	3,654
Exchange and other movements	391	65	35	20	23	10	544
Additions	–	–	–	–	–	13	13
Disposals and retirements	–	–	–	–	–	(3)	(3)
Transfer to assets held for sale	(645)	–	(14)	(16)	(92)	(5)	(772)
Reclassifications	–	–	–	–	–	2	2
As at 31 December 2016	2,277	595	215	141	48	162	3,438
Amortisation
As at 1 January 2016	339	119	32	65	9	65	629
Exchange and other movements	70	25	5	12	3	5	120
Impairment loss	289	173	4	–	–	34	500
Provided during the year	–	40	11	46	8	24	129
Disposals and retirements	–	–	–	–	–	(3)	(3)
Transfer to assets held for sale	(585)	–	(2)	(11)	(13)	(2)	(613)
Reclassifications	–	–	–	–	–	1	1
As at 31 December 2016	113	357	50	112	7	124	763
Cost
As at 1 January 2015	2,551	560	186	137	109	123	3,666
Exchange and other movements	(21)	1	8	–	8	–	(4)
Additions	1	–	–	–	–	21	22
Disposals and retirements	–	(31)	–	–	–	(6)	(37)
Reclassifications	–	–	–	–	–	7	7
As at 31 December 2015	2,531	530	194	137	117	145	3,654
Amortisation
As at 1 January 2015	35	107	21	14	1	45	223
Exchange and other movements	(4)	–	–	1	1	1	(1)
Impairment loss	308	–	–	7	–	–	315
Provided during the year	–	43	11	43	7	25	129
Disposals and retirements	–	(31)	–	–	–	(6)	(37)
As at 31 December 2015	339	119	32	65	9	65	629
Net book value
As at 31 December 2016	2,164	238	165	29	41	38	2,675
As at 31 December 2015	2,192	411	162	72	108	80	3,025
As at 1 January 2015	2,516	453	165	123	108	78	3,443

The carrying value of software held under deferred payment arrangements which are similar to finance leases as at 31 December 2016 was £21m (2015: £24m). Additions during the year include £4m (2015: £nil) of software held under deferred payment arrangements.

During 2016 there has been an impairment charge against the goodwill in the Global Power Group of £214m (2015: £308m) and in the Americas of £75m (2015: £nil). The customer relationship intangible assets in the Global Power Group and the Americas have also been impaired by £32m and £125m respectively.

In addition, there were impairments of £20m charged against the brand and customer relationship assets acquired with smaller acquisitions and a £34m impairment of an ERP system.

Amec Foster Wheeler Annual report and accounts 2016	133

Notes to the consolidated accounts continued

12 Intangible assets continued

The impairment loss of £315m recognised in 2015 related to a £308m impairment of goodwill in the Global Power Group and a £7m impairment of the order backlog intangible asset in the Americas.

The Group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist.

The review of goodwill for indications of impairment by management is performed at the operating segment level, being the lowest level of cash-generating units (CGU) monitored for goodwill purposes.

The table below shows the goodwill allocated to each CGU, post recognition of any impairment losses.

	Goodwill 31 December 2016 £m	Pre-tax discount rate 2016%
Americas	1,172	11
Northern Europe and CIS	655	11
Asia, Middle East, Africa and Southern Europe	337	11
Global Power Group	–	13

The recoverable amount of all CGUs has been based on value-in-use calculations. These calculations use cash flow projections included in the financial budgets approved by the board for 2017 and 2018, and pre-tax discount rates as set out in the table above. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the budgeted period include 5% growth in 2019, 10% growth in 2020 and 3% growth per annum thereafter. The long-term growth rates are in line with long-term average growth rates for the regions in which the CGUs operate.

The financial budgets reflect management’s judgement of the future cash flows which includes past experience and expectations of future performance. The most significant assumptions relate to trading profit margin and the conversion of trading profit into cash (cash conversion). Revenue is underpinned by a secure order book for each CGU and the order book which stood out at £5.8 billion as at 31 December 2016 (2015: £6.6 billion). The selection of trading profit margin takes into account the margins being generated on contracts in progress and management’s view of the margin on orders received, and is consistent with Amec Foster Wheeler’s growth strategy. The cash conversion reflects past experience and current contract mix.

The value-in-use has been compared to the carrying value for each CGU and no impairment is required nor has been charged in respect of the Northern Europe and CIS, or Asia, Middle East, Africa and Southern Europe CGUs.

The carrying amount of the Global Power Group CGU has been reduced to its recoverable amount through recognition of an impairment loss of £214m against goodwill. This has been included in administrative expenses in the income statement. The impairment loss arose during the first half of 2016 due to a further deterioration in the forecast results of the Global Power Group with further delays and project cancellations and reduced bookings in the period. The residual goodwill in the Global Power Group CGU was allocated to the core boiler business which was classified as held for sale as at 31 December 2016.

The carrying amount of the Americas CGU has been reduced to its recoverable amount through recognition of an impairment loss of £75m against goodwill. This has been included in administrative expenses in the income statement. The impairment loss arose following a significant deterioration in the trading conditions and forecast out-turn of the oil and gas business based in Houston. The recoverable amount of the Americas CGU is £1,226m.

A sensitivity analysis has been performed in order to review the impact of changes in key assumptions on the results of the impairment tests. Any adverse changes in the key assumptions would increase the impairment loss recorded in the Americas.

The value-in-use calculation for the Northern Europe and CIS CGU showed headroom of £173m, however, applying zero terminal growth would eliminate the headroom and would result in an impairment to goodwill of £107m. A zero growth rate would not result in an impairment in the Asia, Middle East, Africa and Southern Europe CGU. Consideration was also given to the impact of a 10% decrease in volume, a 1% decrease in margin, or a 1% increase in discount rate, in each case holding other assumptions constant. This did not identify any impairments in these CGUs.

134	Amec Foster Wheeler Annual report and accounts 2016

13 Interests in joint ventures

Interests in joint ventures

Details in aggregate of the Group’s interests in joint ventures that are accounted for using the equity method are as follows:

£m
Net book value
As at 1 January 2016	104
Exchange and other movements	12
Disposal of businesses	(1)
Additions	2
Reclassifications	4
Transfer to assets held for sale	(60)
Total comprehensive income	11
Dividends received	(34)
As at 31 December 2016	38
As at 1 January 2015	122
Exchange and other movements	2
Disposal of businesses	(9)
Additions	1
Reclassifications	2
Total comprehensive income	28
Dividends received	(42)
As at 31 December 2015	104

Group companies and their applicable registered offices are listed on pages 212 to 221.

Details of material joint ventures

PetroPower Energia Limitada

The Group had an 85% interest in PetroPower Energia Limitada, a joint venture alongside the state-owned oil company of the Republic of Chile, which began commercial operation in November 1998. The Group’s interest was accounted for using the equity method in the consolidated financial statements.

Although the Group had an 85% interest in PetroPower Energia Limitada, the profits were split according to the joint venture agreement. In the year the profit after tax received by the Group from PetroPower Energia Limitada was £4m (2015: £11m), the carrying value of the investment was £nil (2015: £53m). The primary difference between the equity value of PetroPower Energia Limitada and the Group’s carrying value of investment relates to the distributions that have been recognised as a liability but have not been paid to Amec Foster Wheeler.

On 30 June 2016, the Group’s interest in PetroPower Energia Limitada was transferred to assets held for sale (see note 24), and on 7 December 2016, its sale was completed (see note 25).

Summarised financial information of the joint venture, based on its IFRS financial statements is set out below:

Summarised Balance Sheet of PetroPower Energia Limitada:

2015
£m
Non-current assets	47
Current assets, including cash and cash equivalents of £20m	35
Current liabilities	(30)
Non-current liabilities	(12)
Equity	40
Group’s carrying value of investment	53

Amec Foster Wheeler Annual report and accounts 2016	135

Notes to the consolidated accounts continued

13 Interests in joint ventures continued

Summarised Income Statement of PetroPower Energia Limitada:

	Period to 30 June 2016 £m	Year ended 31 December 2015 £m
Revenue	20	43
Cost of sales including depreciation of £3m (2015: £6m)	(11)	(20)
Administrative expenses	(1)	(2)
Profit before tax	8	21
Income tax expense	(2)	(5)
Profit for the period/year	6	16
Total comprehensive income	6	16
Group’s share of profit for the period/year	4	11
Group’s share of total comprehensive income for the period/year	4	11

Reconciliation of movement in the Group’s carrying value in the investment in PetroPower Energia Limitada:
	2016 £m	2015 £m
As at 1 January	53	54
Exchange and other movement	4	4
Group share of total comprehensive income	4	11
Dividends paid to the Group	(18)	(16)
Transfer to assets held for sale	(43)	–
As at 31 December	–	53

Nuclear Management Partners Limited

The Group has a 36% interest in Nuclear Management Partners Limited. The Group’s interest is accounted for using the equity method in the consolidated financial statements.

On 13 January 2015, the Nuclear Decommissioning Authority announced its intention to change the commercial model at Sellafield. Under the new arrangements, the Nuclear Decommissioning Authority terminated the Parent Body Agreement between Nuclear Management Partners Limited, it and Sellafield, with effect from 1 April 2016. It is intended that the company will be wound up in a structured manner in the future. Summarised financial information of the joint venture, based on its IFRS financial statements, is set out below:

Summarised Balance Sheet of Nuclear Management Partners Limited:

	2016 £m	2015 £m
Non-current assets	–	10
Current assets, including cash and cash equivalents of £1m (2015: £5m)	2	8
Current liabilities, including current financial liabilities of £2m (2015: £3m)	(2)	(6)
Non-current liabilities	–	–
Equity	–	12
Group’s carrying value of investment	–	4

136	Amec Foster Wheeler Annual report and accounts 2016

13 Interests in joint ventures continued

Summarised Income Statement of Nuclear Management Partners Limited:

	2016	2015
	£m	£m
Revenue	2	6
Cost of sales	(2)	(6)
Administrative expenses	–	(2)
Share of post-tax results of associate	12	40
Profit before tax	12	38
Income tax expense	–	–
Profit for the year	12	38
Total comprehensive income	12	38
Group’s share of profit for the year	4	14
Group’s share of total comprehensive income for the year	4	14

Reconciliation of movement in the Group’s carrying value of the investment in Nuclear Management Partners Limited
	2016 £m	2015 £m
As at 1 January	4	10
Share of total comprehensive income	4	14
Dividends paid	(8)	(20)
As at 31 December	–	4

Summary of individually immaterial joint ventures
	2016 £m	2015 £m
Profit for the year	3	3
Total comprehensive income	3	3

PPP service concessions
Details of the PPP service concessions are as follows:

		Financial close	Equity stake	Concession period	Net equity invested
Transport	A13 Thames Gateway	2000	25%	30 years	–
	Incheon Bridge, Korea*	2005	23%	30 years	£16m

*Presented in assets held for sale

Interests in joint operations

The Group does not hold any individually material interests in joint operations in either the current or prior year.

Amec Foster Wheeler Annual report and accounts 2016	137

Notes to the consolidated accounts continued

14 Retirement benefit assets and liabilities

Defined benefit schemes

The Group operates a number of pension schemes for UK and overseas employees. As at 31 December 2015, the two most significant defined benefit schemes were based in the UK: the AMEC Staff Pension Scheme (an open ‘career average salary’ scheme, which also has an associated Executive top-up scheme) and the Foster Wheeler Pension Plan (a legacy scheme that closed to further accrual in 2010). The next most significant was based in the US: The Foster Wheeler Inc. Salaried Employees Pension Plan which was closed to further accrual in 2003.

Following an employee consultation exercise at the end of 2015 and subsequent Trustee approval in early 2016, the Company closed the AMEC Staff and Executive top-up schemes to further accrual from 1 April 2016 and replaced them with a new defined contribution arrangement.

During 2016, all legacy defined benefit plans in the UK were merged into the AMEC Staff Pension Scheme, which was renamed the Amec Foster Wheeler Pension Plan on 1 April 2016. The merged scheme holds all the pension assets in a separately administered fund and is governed by the employment laws of the UK. The benefits are determined by the member’s length of service and salary each year. Once the benefits are in payment, the pension is adjusted each year in accordance with the scheme’s rules relative to UK price inflation. The scheme is established under trust law and is governed by a corporate Trustee Board (the ‘Trustees’), which consists of employers’ and employees’ representatives and two independent trustees. The Trustees are responsible for the management and administration of the scheme and for the definition of the investment strategy.

Every three years, the Trustees undertake an actuarial valuation of the scheme’s funding position. In the event that the valuation results indicate a funding deficit, the Trustees and the employer will agree a recovery plan to eliminate that deficit over as short a period as is reasonably affordable. The next triennial review of the Amec Foster Wheeler Pension Plan is due to take place as at 31 March 2017.

Due to the nature of the liabilities, the pension plan is exposed to inflation, interest rate risk and changes in the life expectancy for pensioners. As the plan assets include significant investments in quoted equities, the Group is also exposed to equity market risk.

Contributions by the Group into defined contribution schemes are disclosed in note 6.

The principal assumptions made by the actuaries are as follows:

	31 December 2016%	31 December 2015%	31 December 2014%
The Amec Foster Wheeler Pension Plan (formerly AMEC Staff and Executive Pension schemes)
Rate of discount	2.7	3.9	3.6
Rate of inflation	3.2	3.0	3.0
Rate of increase in pensions in payment (service before/after 1 January 2008)*	3.0/2.1	2.8/1.9	2.9/2.0
The Foster Wheeler Pension Plan
Rate of discount	N/A	3.9	3.7
Rate of inflation	N/A	3.0	3.0
Rate of increase in pensions in payment (service before/after 5 April 2005, nil before 6 April 1997)	N/A	2.0/1.5	1.1
The Foster Wheeler Inc. Salaried Employees Pension Plan
Rate of discount	3.9	3.9	3.6
Rate of inflation	2.2	2.3	2.5

*Assumptions disclosed are in respect of members of the former AMEC Staff and Executive Pension schemes. For members of the former Foster Wheeler Pension Plan, the rate of increase in pensions in payment is 2.2% for service before 5 April 2005, and 1.7% for service after 5 April 2005 (nil before 6 April 1997).

In addition the Group has a number of smaller overseas schemes. During the year the discount rate ranged from 1.3% to 9.1% (2015: 1.5% to 10.1%; 2014: 1.8% to 9.0%). The rate of increase in salaries ranged from 1.5% to 8.0% (2015: 1.9% to 8.0%; 2014: 1.8% to 8.0%).

138	Amec Foster Wheeler Annual report and accounts 2016

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

For the principal defined benefit schemes, the assumed life expectancy is as follows:

	31 December 2016 Male years	31 December 2016 Female years	31 December 2015 Male years	31 December 2015 Female years	31 December 2014 Male years	31 December 2014 Female years
The Amec Foster Wheeler Pension Plan (formerly AMEC Staff and Executive Pension schemes)
Member aged 65 (current life expectancy)	22.4	24.7	22.4	24.6	22.5	24.6
Member aged 45 (life expectancy at 65)	24.2	26.6	24.1	26.5	24.2	26.5
The Foster Wheeler Pension Plan
Member aged 65 (current life expectancy)	N/A	N/A	23.4	23.2	23.5	23.2
Member aged 45 (life expectancy at 65)	N/A	N/A	25.1	25.1	25.3	25.1
The Foster Wheeler Inc.
Salaried Employees Pension Plan
Member aged 65 (current life expectancy)	20.5	22.4	21.1	23.1	21.6	23.7
Member aged 45 (life expectancy at 65)	21.9	23.7	23.2	25.2	23.2	25.4

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

The amounts recognised in the balance sheet are as follows:

	31 December 2016 £m	31 December 2015 £m	31 December 2014 £m
Retirement benefit assets	70	231	102
Retirement benefit liabilities	(207)	(168)	(188)
Retirement benefit net (liability)/asset	(137)	63	(86)

The retirement benefit net (liability)/asset is analysed as follows:

	31 December 2016 £m	31 December 2015 £m	31 December 2014 £m
The Amec Foster Wheeler Pension Plan
(formerly AMEC Staff and Executive Pension schemes)	70	184	65
The Foster Wheeler Pension Plan	–	47	37
The Foster Wheeler Inc. Salaried Employees Pension Plan	(71)	(59)	(57)
Other smaller pension schemes	(136)	(109)	(131)
	(137)	63	(86)

The retirement benefit liabilities of £207m (2015: £168m; 2014: £188m) reflect the deficits on the Foster Wheeler Inc. Salaried Employees Pension Plan and the smaller overseas schemes.

The major categories of scheme assets as a percentage of total scheme assets are as follows:

	31 December 2016%	31 December 2015%	31 December 2014%
Equities	35.5	34.6	35.4
Bonds (including gilts)	49.5	51.8	52.6
Property	7.0	8.7	8.4
Other	8.0	4.9	3.6
	100.0	100.0	100.0

The equities and bonds as listed above are predominantly quoted investments. There is a small investment in privately held pooled fund investments and the property/other investments are unquoted.

Amec Foster Wheeler Annual report and accounts 2016	139

Notes to the consolidated accounts continued

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

The amounts recognised in the income statement are as follows:

	2016 £m	2015 £m	2014 £m
Current service cost, past service cost and administrative expenses	16	36	33
Interest cost	105	104	84
Interest income	(105)	(102)	(86)
Total amount recognised in the income statement and included within staff costs (note 6)	16	38	31
Settlement gain	–	(3)	(3)
Total amount recognised in the income statement	16	35	28
The total amount is recognised in the income statement as follows:
Cost of sales	11	22	20
Administrative expenses	5	11	10
Net financing expense/(income)	–	2	(2)
Total amount recognised in the income statement	16	35	28

Changes in the present value of the defined benefit liability are as follows:

	2016 £m	2015 £m	2014 £m
As at 1 January	2,717	2,931	1,743
Exchange and other movements	95	(1)	3
Acquired through business combinations	–	–	898
Current and past service cost	13	32	29
Interest cost	105	104	84
Plan participants’ contributions	5	11	12
Actuarial losses/(gains) arising from changes in financial assumptions and experience adjustments	587	(177)	278
Actuarial gains from changes in demographic assumptions	(16)	(14)	(19)
Settlements	–	(31)	(12)
Benefits paid	(165)	(141)	(85)
Reclassifications	–	3	–
As at 31 December	3,341	2,717	2,931

The defined benefit obligation can be allocated to the plans’ participants as follows:

	2016%	2015%	2014%
Active plan participants	21.8	20.5	22.0
Deferred plan participants	30.0	28.4	31.3
Retirees	48.2	51.1	46.7
	100.0	100.0	100.0

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years.

140	Amec Foster Wheeler Annual report and accounts 2016

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

Changes in the fair value of scheme assets are as follows:

	2016 £m	2015 £m	2014 £m
As at 1 January	2,780	2,845	1,783
Exchange and other movements	60	–	3
Acquired through business combinations	–	–	826
Interest income	105	102	86
Actuarial gains/(losses)	402	(41)	201
Employer contributions	20	36	32
Plan participants’ contributions	5	11	12
Administrative expenses	(3)	(4)	(4)
Settlements	–	(28)	(9)
Benefits paid	(165)	(141)	(85)
As at 31 December	3,204	2,780	2,845

The movement in the scheme net (liability)/asset during the year is as follows:

	2016 £m	2015 £m	2014 £m
Scheme net asset/(liability) as at 1 January	63	(86)	40
Exchange and other movements	(35)	1	–
Acquired through business combinations	–	–	(72)
Total charge as per note 6	(16)	(38)	(31)
Employer contributions	20	36	32
Settlements	–	3	3
Actuarial (losses)/gains recognised in other comprehensive income	(169)	150	(58)
Reclassifications	–	(3)	–
Scheme net (liability)/asset as at 31 December	(137)	63	(86)

The impact on the defined benefit obligation of the principal pension schemes of changes in the most significant assumptions as at 31 December 2016 is shown below:

	The Amec Foster Wheeler Pension Plan £m	The Foster Wheeler Inc. Salaried Employees Pension Plan £m
Discount rate
-10 bps	(54)	(3)
+10 bps	51	3
Inflation
-10 bps	37	–
+10 bps	(38)	–
Mortality
+1 year	(92)	(9)
- 1 year	92	9

The sensitivity analysis above is based on a method that extrapolates the impact on the defined benefit obligation of reasonable changes in key assumptions occurring as at 31 December 2016.

The defined benefit obligations of the other benefit schemes are significantly lower than those of the principal defined benefit schemes. Sensitivity analysis of reasonable changes in the key assumptions as at 31 December did not indicate any significant changes to the defined benefit obligations of those schemes.

Amec Foster Wheeler Annual report and accounts 2016	141

Notes to the consolidated accounts continued

14 Retirement benefit assets and liabilities continued

Defined benefit schemes continued

Expected benefit payments from the defined benefit plans in future years are as follows:

£m
Year 1	167
Year 2	170
Year 3	174
Year 4	177
Year 5	181
Next five years	958
1,827

The Group expects to contribute £23m to its defined benefit pension schemes in 2017. This includes special contributions of £12m.

15 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Recognised deferred tax assets and liabilities

	Assets		Liabilities
	31 December 2016 £m	31 December 2015 £m	31 December 2016 £m	31 December 2015 £m
Property, plant and equipment	25	17	(13)	(10)
Intangible assets	11	4	(153)	(226)
Retirement benefits	78	43	(43)	(43)
Derivative financial instruments	3	2	(5)	(2)
Provisions	108	144	–	–
Employee share schemes	1	–	–	–
Other items	11	12	(30)	(29)
Tax losses carried forward	34	30	–	–
Tax credits carried forward	2	2	–	–
Deferred tax assets/(liabilities)	273	254	(244)	(310)
Offset of deferred tax assets and liabilities relating to income tax levied by the same taxation authority	(182)	(204)	182	204
Transfer to held for sale assets/(liabilities)	(6)	–	5	–
Net deferred tax assets/(liabilities)	85	50	(57)	(106)

Recognition of £45m of the legacy AMEC US deferred tax asset is based on forecast future profits for that business. Whilst the business has made a loss in the current year, this is partly attributable to one off items, and additionally, a reduction of the level of debt in the business during 2016 will lead to an increase in the profits in future years to support the asset recognition.

142	Amec Foster Wheeler Annual report and accounts 2016

15 Deferred tax assets and liabilities continued

Recognised deferred tax assets and liabilities continued

	As at 1 January 2016 £m	Exchange and other movements £m	Reclassifications £m	Recognised in income £m	Recognised in other comprehensive income £m	As at 31 December 2016 £m
Property, plant and equipment	7	–	–	5	–	12
Intangible assets	(222)	(27)	–	107	–	(142)
Retirement benefits	–	5	–	(1)	31	35
Derivative financial instruments	–	–	–	(2)	–	(2)
Provisions	144	20	–	(56)	–	108
Employee share schemes	–	–	–	–	–	1
Other items	(17)	(6)	–	4	–	(19)
Tax losses carried forward	30	4	–	–	–	34
Tax credits carried forward	2	1	–	(1)	–	2
	(56)	(3)	–	57	31	29
Transfer to assets held for sale						(1)
						28

The deferred tax credit of £57m (2015: £22m) recognised in income consists of a credit of £61m (2015: £22m) relating to continuing operations and a £4m charge (2015: £nil) in respect of discontinued operations.

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

Significant areas which are expected to impact on the tax charge in future years are:

The US President indicated during his election campaign that there would be substantial reforms of the US tax system following his election, including a potential reduction in the Federal rate of corporation tax. Whilst full details of the reforms are not available and it is not possible to determine the overall impact of the changes, for every 1% reduction in the Federal tax rate there would be a deferred tax charge of £1.3m based on the asset at 31 December 2016. In the longer term if the rate were reduced it is likely that this would reduce the effective tax rate of the Group.

Due to anti-hybrid legislation introduced as a result of the OECDs Base Erosion and Profit Shifting project, the benefit of tax efficient financing structures currently in place will reduce in 2017. By comparison to 2016 we anticipate the additional tax payable as result of the new legislation to be £1.7m.

Due to new legislation to be introduced to limit tax deductible interest deductions in the UK from 1 April 2017, we anticipate that an element of interest will no longer be deductible for tax purposes. The impact of this is dependent on a number of factors including the level of reduction in borrowings of the group, the timing of that reduction and the results in 2017. Based on forecasts we anticipate this will result in c£5m of additional tax charge in 2017.

Amec Foster Wheeler Annual report and accounts 2016	143

Notes to the consolidated accounts continued

15 Deferred tax assets and liabilities continued

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31 December 2016 £m	31 December 2015 (restated) £m
Deductible temporary differences	393	322
Tax losses	741	687
	1,134	1,009

The prior year unrecognised losses have been restated to reflect losses not incorporated in the disclosure at 31 December 2015 which formed part of the acquisition of Foster Wheeler and which existed at that date. Work has been carried out during 2016 to confirm veracity of those losses.

As at 31 December 2016 the expiry dates of unrecognised deferred tax assets carried forward are as follows:

	Tax losses £m	Deductible temporary differences £m	Total £m
Expiring within 5 years	173	36	209
Expiring within 6-10 years	43	87	130
Expiring within 11-20 years	77	–	77
Unlimited	448	270	718
	741	393	1,134

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise these assets.

Unrecognised deferred tax liabilities

No deferred tax liability has been recognised in respect of £2,572m (2015: £2,390m (restated)) of unremitted earnings of subsidiaries and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is not probable that such differences will reverse in the foreseeable future.

The amount of unrecognised deferred tax liabilities in respect of these unremitted earnings is estimated to be £33m (2015: £28m).

16 Inventories

	31 December 2016 £m	31 December 2015 £m
Raw materials	9	13
	9	13

£4m of raw materials are held in assets held for sale as at 31 December 2016 (2015: £nil).

144	Amec Foster Wheeler Annual report and accounts 2016

17 Current trade and other receivables

	31 December 2016 £m	31 December 2015 £m
Amounts expected to be recovered within one year
Gross amounts due from customers	499	552
Trade receivables	724	717
Amounts owed by joint ventures	12	13
Other receivables	66	63
Prepayments and accrued income	60	72
Asbestos related insurance recovery debtor (note 21)	14	14
	1,375	1,431
Amounts expected to be recovered after more than one year
Gross amounts due from customers	–	2
Trade receivables	11	7
Amounts owed by joint ventures	6	1
Other receivables	26	14
	43	24
	1,418	1,455

Trade receivables expected to be recovered within one year include retentions of £66m (2015: £34m) relating to contracts in progress. Trade receivables expected to be recovered after more than one year include retentions of £10m (2015: £7m) net of £1m impairment (2015: £1m) relating to contracts in progress.

The aggregate amount of costs incurred plus recognised profits (less recognised losses) for all long-term contracts in progress for continuing businesses at the balance sheet date was £5,507m (2015: £6,428m).

Trade receivables, amounts owed by joint ventures and other receivables are classified as loans and receivables.

18 Current trade and other payables

	31 December 2016 £m	31 December 2015 £m
Amounts expected to be settled within one year
Trade payables	580	584
Gross amounts due to customers	324	328
Other taxation and social security costs	45	50
Other payables	224	225
Accruals	189	198
	1,362	1,385
Amounts expected to be settled after more than one year
Trade payables	1	1
Gross amounts due to customers	–	5
Other taxation and social security costs	–	17
Other payables	45	47
Accruals	4	4
	50	74
	1,412	1,459

Gross amounts due to customers include advances received of £74m (2015: £5m).

Other payables expected to be settled within one year includes an advanced payment represents the proceeds from the disposal of The Incheon Bridge Co. Ltd, which are repayable in the event that the disposal does not complete.

Trade payables, other payables and accruals are classified as other financial liabilities.

Amec Foster Wheeler Annual report and accounts 2016	145

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

The Group is in a net debt position. The long-term net debt is targeted to be no more than two times trading profit. The Group may exceed this operating parameter should the business profile require it. However, it is expected that any increases would be temporary.

On 1 March 2016, the Group entered into a new £1,700m syndicated credit facilities agreement (as amended) comprising three tranches; a three-year £650m term loan (maturing 1 March 2019), a five-year £650m term loan (maturing 1 March 2021) and a five-year £400m revolving credit facility (maturing 1 March 2021). This new facility replaced the Foster Wheeler acquisition facility of $2.26bn.

During December 2016, the banking facilities were reduced by £39m as a result of a mandatory repayment following the disposal of PetroPower Energia Limitada and in February 2017 there was a further repayment of £20m following the disposal of Aquenta Consulting Pty Limited.

At 31 December 2016, the Group had committed banking facilities of £1,745m (2015: £1,827m, including £59m of finance leases). This consists of £26m project debt, £1,661m of the credit facilities agreement, £58m of finance leases and other smaller facilities.

As at 31 December 2016, all of the loans and facilities were utilised by way of debt (2015: £1,264m) and £nil was utilised by way of Letters of Credit (2015: £62m). As at 31 December 2016, the undrawn portion of the Group’s committed facilities was £300m.

Financial risk management

The principal financial risks to which the Group is exposed are: foreign currency exchange risk; funding and liquidity risk; counterparty credit risk; and interest rate risk. The board has approved policies for the management of these risks which are reviewed annually.

The Group’s treasury department manages funding, liquidity, credit risk and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board, most recently in December 2016. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

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

Based on the Group’s net debt as at 31 December 2016, if Sterling were to weaken against all other currencies by 10%, the Group’s net debt would decrease by £13m (2015: increase by £46m). This represents a £45m increase in foreign currency borrowings (2015: £130m), a £23m increase in derivative assets designated as cash flow hedges of Group borrowings (2015: £50m) and a £35m increase in foreign currency cash and cash equivalents (2015: £34m).

If Sterling were to weaken against all other currencies by 10%, then the fair value of forward foreign exchange contracts and cross currency interest rate swaps, other than those designated as cash flow hedges of foreign currency borrowings, as at 31 December 2016 would decrease by £64m (2015: £51m).

Movements in the fair value of forward foreign exchange contracts and cross currency interest rate swaps would be recognised in other comprehensive income and accumulated in the hedging reserve (where designated as cash flow hedge) or translation reserve (where designated as net investment hedge).

146	Amec Foster Wheeler Annual report and accounts 2016

19 Capital and financial risk management continued

Hedging of foreign currency exchange risk – cash flow hedges

The Group looks to mitigate the foreign exchange risk arising on foreign currency borrowings and where contracts are awarded, or involve costs, in non-local currency. Forward foreign exchange contracts and foreign exchange swaps are used for this purpose and are designated as cash flow hedges. The notional contract amount, carrying amount and fair values of forward contracts and swaps designated as cash flow hedges (including those held for sale) are as follows:

	2016 Notional contract amount £m	2015 Notional contract amount £m	2016 Carrying amount and fair value £m	2015 Carrying amount and fair value £m
Non-current assets – cash flow hedges of foreign currency borrowings	199	105	27	6
Total non-current assets	199	105	27	6
Current assets – cash flow hedges of contracts in foreign currencies	64	57	1	1
Current assets – cash flow hedges of foreign currency borrowings	–	328	–	8
Total current assets	64	385	1	9
Current liabilities – cash flow hedges of contracts in foreign currencies	229	191	(11)	(9)
Total current liabilities	229	191	(11)	(9)
	492	681	17	6

There was no charge for ineffectiveness recognised in either 2016 or 2015. A net foreign exchange loss for the year of £2m (2015: £2m) was recognised in the hedging reserve as a result of fair value movements on derivative financial instruments designated as cash flow hedging instruments of £1m (2015: £1m) and amounts recycled to the income statement in line with underlying cash flows £1m (2015: £1m).

Hedging of foreign currency exchange risk – fair value through income statement

Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. The notional contract amount, carrying amount and fair values of these forward contracts and swaps are as follows:

	2016 Notional contract amount £m	2015 Notional contract amount £m	2016 Carrying amount and fair value £m	2015 Carrying amount and fair value £m
Derivative financial instruments
Current assets	539	241	9	5
Current liabilities	998	388	(22)	(5)
	1,537	629	(13)	–

Hedging of foreign currency exchange risk – net investment hedges

The Group had forward foreign exchange contracts which have been designated as hedges of the net investments in core subsidiaries in Canada (denominated in Canadian Dollar), the US (denominated in US Dollar) and Europe (denominated in Euro). Net investment hedges relating to core subsidiaries in Europe closed out during 2016. The notional contract amount, carrying amount and fair values of swaps designated as net investment hedges are as follows:

	2016 Notional contract amount £m	2015 Notional contract amount £m	2016 Carrying amount and fair value £m	2015 Carrying amount and fair value £m
Derivative financial instruments
Non-current assets	–	105	–	12
Current assets	–	111	–	2
Non-current liabilities	199	–	(27)	–
Current liabilities	208	168	(17)	(7)
	407	384	(44)	7

A net foreign exchange loss for the year of £127m (2015: £3m) was recognised in the translation reserve in respect of forward foreign exchange contracts, currency interest rate swaps and borrowings designated as net investment hedging instruments.

Amec Foster Wheeler Annual report and accounts 2016	147

Notes to the consolidated accounts continued

19 Capital and financial risk management continued

Other derivative financial assets and liabilities

The Group has other derivative financial liabilities of £4m (2015: £4m). As at 31 December 2016 this was included in liabilities held for sale.

The following tables indicate the periods in which the cash flows associated with the other derivative financial instruments (including those held for sale) are expected to occur and the periods in which they are expected to impact profit or loss:

					2016
	Carrying amount £m	Expected cash flows £m	12 months or less £m	1 to 2 years £m	2 to 5 years £m
Derivative financial instruments
Assets	37	916	600	3	313
Liabilities (including held for sale)	(81)	1,856	1,426	16	414
	(44)	2,772	2,026	19	727

					2015
	Carrying amount £m	Expected cash flows £m	12 months or less £m	1 to 2 years £m	2 to 5 years £m
Derivative financial instruments
Assets	34	948	726	12	210
Liabilities	(25)	963	739	16	208
	9	1,911	1,465	28	418

Funding and liquidity risk

The Group’s policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the Group’s budget and strategic plans. The Group will finance operations and growth from its existing cash resources and the £300m undrawn portion of the Group’s committed banking facilities as at 31 December 2016. The requirement to enter into additional external facilities has been kept under review during the year. This includes discussions with the Group’s main relationship banks to ensure additional bilateral lending capacity is available.

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

The maximum credit risk exposure on derivatives at 31 December 2016 was £37m, being the total net debit fair values per derivative counterparty on forward foreign exchange contracts, currency swaps and interest rate swaps. The Group performs a Credit Value Adjustment (CVA) and Debit Value Adjustment (DVA) analysis to establish the credit risk inherent in the closing derivative portfolio. As at 31 December 2016, the result of this adjustment has no impact on the Group’s income statement. In 2015, a similar analysis also had no impact on the Group’s income statement. Credit risks arising from treasury activities are managed by a central treasury function in accordance with the board approved treasury policy. The objective of the policy is to diversify and minimise the Group’s exposure to credit risk from its treasury activities by ensuring that surplus funds are placed with a diversified range of 25 to 30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by the board and are based primarily on publicly available credit ratings of counterparties. Credit ratings are monitored continually by the Group treasury department.

The maximum credit risk exposure on cash and cash equivalents and bank deposits (more than three months) at 31 December 2016 was £410m including cash reported within held for sale assets (2015: £363m). The Group treasury department monitors counterparty exposure on a global basis to avoid an over-concentration of exposure to any one counterparty.

The credit risk associated with customers is considered as part of each tender review process and is addressed initially through contract payment terms. Where appropriate, payment security is sought. Credit control practices are applied thereafter during the project execution phase. A right to interest and suspension is normally sought in all contracts.

148	Amec Foster Wheeler Annual report and accounts 2016

19 Capital and financial risk management continued

Counterparty credit risk continued

The ageing of trade receivables at the year-end was as follows:

	Gross receivables 31 December 2016 £m	Impairment 31 December 2016 £m	Gross receivables 31 December 2015 £m	Impairment 31 December 2015 £m
Not past due	381	–	357	–
Past due 0 to 30 days	158	–	216	–
Past due 31 to 120 days	73	–	90	(3)
Past due 121 to 365 days	61	(17)	40	(18)
More than one year	109	(105)	88	(86)
	782	(122)	791	(107)

The above analysis excludes retentions relating to contracts in progress of £66m (2015: £34m) expected to be recovered within one year and £10m (2015: £7m) net of £1m impairment (2015: £1m) expected to be recovered after one year. Net receivables as at 31 December 2016 include £4m (2015: £2m) in respect of amounts overdue by more than one year.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2016 £m	2015 £m
As at 1 January	(107)	(99)
Exchange movement	(8)	(1)
Increase in impairment allowance	(18)	(23)
Decrease in impairment allowance	11	16
As at 31 December	(122)	(107)

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

The Group’s most significant customer in 2016 accounted for around 9% (2015: 8%) of continuing revenues, and around 3% (2015: 2%) of current trade and other receivables. The revenue in 2016 was generated in the Americas.

Interest rate risk

The £1,700m syndicated credit facilities agreement (as amended) is subject to an interest rate of LIBOR plus a margin depending on leverage.

The Group is exposed to interest rate risk on cash and borrowings. Cash is viewed as temporary with any longer term surplus used to repay credit facilities.

When required, the Group uses interest rate swaps and cross currency interest rate swaps to meet its objective of protecting borrowing costs within parameters set by the board. The Group’s policy is to keep between 30% and 70% of its borrowings at fixed rates of interest. Movements in the fair value of interest rates swaps and cross currency interest rate swaps that are designated as cash flow hedges of the Group’s borrowings resulting from changes in market interest rates are recognised in other comprehensive income and accumulated in the hedging reserve with the fair value recorded in the balance sheet. At 31 December 2016, after taking into account the effect of interest rate swaps and cross currency interest rate swaps, approximately 32% of the Group’s borrowings are at a fixed rate of interest (2015: 28%).

Based on the Group’s gross borrowings as at 31 December 2016, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by £10m (2015: £9m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect.

Amec Foster Wheeler Annual report and accounts 2016	149

Notes to the consolidated accounts continued

19 Capital and financial risk management continued

Interest rate risk – contractual maturity and effective interest rates

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature:

						2016
	Effective interest rate %	Total £m	Less than 1 year £m	1 to 2 years £m	2 to 5 years £m	Over 5 years £m
Bank deposits (more than three months)	0.47	22	19	3	–	–
Cash and cash equivalents[1]	1.75	388	388	–	–	–
Fees capitalised against bank facilities	–	15	5	5	5	–
Bank loans[1]	3.47	(1,413)	(106)	(4)	(1,299)	(4)
Loans from joint ventures	4.35	(2)	(2)	–	–	–
Finance leases[1]	8.54	(58)	(12)	(14)	(23)	(9)
Derivatives classified as bank loans	–	27	–	–	27	–
		(1,021)	292	(10)	(1,290)	(13)

1	Included in the figures in the table above are cash balances of £46m (2015: £nil), bank loans of £25m (2015: £nil) and finance leases of £7m (2015: £nil) reported within held for sale assets and liabilities on the consolidated balance sheet.

						2015
	Effective interest rate %	Total £m	Less than 1 year £m	1 to 2 years £m	2 to 5 years £m	Over 5 years £m
Bank deposits (more than three months)	0.47	23	14	4	5	–
Cash and cash equivalents	3.00	340	340	–	–	–
Bank loans	3.28	(1,264)	(679)	(192)	(386)	(7)
Finance leases	6.84	(59)	(4)	(18)	(24)	(13)
Derivatives classified as bank loans	–	14	8	–	6	–
		(946)	(321)	(206)	(399)	(20)

Interest payments of £50m are expected to be paid within one year, £54m between one and two years, £91m between two and five years and £nil over five years.

Group borrowing

The Group had no overdrafts as at the end of 2016 or 2015. The bank loans are denominated in Sterling and US Dollars (2015: Sterling and US Dollars).

All covenants attached to borrowings have been complied with throughout the current and prior years.

Fair values

Fair values (excluding the fair value of assets and liabilities classified as held for sale) are determined using observable market prices (level 2 as defined by IFRS 13 ‘Fair Value Measurement’) as follows:

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

All derivative fair values are verified by comparison to valuations provided by the derivative counterparty banks. There are no material credit valuation adjustments (CVA) or debit valuation adjustments (DVA) required on the derivatives outstanding at 31 December 2016.

As at 31 December 2016, the Group has net assets classified held for sale of £149m (2015: £nil). The fair value of these net assets has been determined using inputs that are not based on observable market data (level 3 as defined by IFRS 13 ‘Fair Value Measurement’). Further information on assets and liabilities classified as held for sale has been included in note 24.

The Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the year ended 31 December 2016 and 31 December 2015, there were no transfers into or out of level 2 fair value measurements.

150	Amec Foster Wheeler Annual report and accounts 2016

20 Other non-current receivables and payables

Other non-current receivables

	2016 £m	2015 £m
Asbestos related insurance recovery debtor (note 21)	102	104
Indemnities receivable	12	16
Insurance receivables	5	4
Lease receivable	16	17
Other non-current receivables	5	4
	140	145

Other non-current payables

	2016 £m	2015 £m
Unfavourable leases	112	84
Lease incentives	6	8
Other payables	22	20
Other post-employment benefits	9	9
	149	121

21 Provisions

	Asbestos- related litigation £m	Project and environmental litigation £m	Obligations relating to disposed businesses £m	Property related provisions £m	Other £m	Total £m
As at 1 January 2016	378	154	78	19	35	664
Exchange and other movements	62	15	2	3	1	83
Transfer from other balance sheet captions	5	–	–	–	11	16
Transfer to liabilities held for sale	–	(4)	–	(4)	–	(8)
Utilised	(35)	(25)	(7)	(1)	(4)	(72)
Provided	2	1	23	4	3	33
Released	(1)	(52)	(36)	(4)	(6)	(99)
Change in discount rate	(6)	–	–	–	–	(6)
Unwinding of discount	8	–	–	–	–	8
As at 31 December 2016	413	89	60	17	40	619
Provisions classified as current liabilities						9
Provisions classified as non-current liabilities						610
						619

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

Amec Foster Wheeler Annual report and accounts 2016	151

Notes to the consolidated accounts continued

21 Provisions continued

Asbestos-related litigation continued

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

Asbestos-related liabilities and assets recognised on the Group’s balance sheet were as follows:

			2016			2015
	US £m	UK £m	Total £m	US £m	UK £m	Total £m
Asbestos-related provision
Gross provision	478	56	534	432	56	488
Effect of discounting	(84)	–	(84)	(74)	–	(74)
Net provision[1]	394	56	450	358	56	414
Insurance recoveries
Gross recoveries	(67)	(52)	(119)	(68)	(54)	(122)
Effect of discounting	3	–	3	4	–	4
Net recoveries	(64)	(52)	(116)	(64)	(54)	(118)
Net asbestos-related liabilities	330	4	334	294	2	296

1	The net asbestos provision of £450m (2015: £414m) is made up of £413m included in provisions (2015: £378m) and £37m (2015: £36m) in respect of asbestos provisions included in trade and other payables.

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

Project litigation

As described in note 27, the Group is party to litigation involving clients and sub-contractors arising out of project contracts.

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

As at 31 December 2016, there were two significant ongoing disputes with the US Power Plant arbitration being settled in early 2016. Both of these ongoing disputes involve Foster Wheeler and were ongoing at the acquisition date. Accordingly, in measuring Foster Wheeler’s identifiable assets and liabilities at the acquisition date, management established provisions in respect of these disputes and made appropriate reductions to the carrying amount of the related receivables.

152	Amec Foster Wheeler Annual report and accounts 2016

21 Provisions continued

Refinery Project Arbitration – India

In November 2012, Foster Wheeler commenced arbitration in India against its client seeking collection of unpaid invoices arising from services performed on a reimbursable basis in connection with the construction of an oil refinery plant in north-eastern India. The client rejected the claims and submitted counterclaims totalling approximately 76 billion Indian rupees (approximately £900 million based on the exchange rate as at 31 December 2016) for damages, including claims for revenue loss and loss of tax benefits due to delay in the execution of the project. The client also withheld payment of the Company’s invoices on account of liquidated damages for delay. Amec Foster Wheeler strongly disputes the client’s claims.

An arbitration panel was formed in 2013 and divided the parties’ claims and counterclaims into two tracks. A number of hearings were held on the track 1 claims during 2014. A first partial award was made to Amec Foster Wheeler in March 2014, but the client petitioned the Delhi court for its annulment, which petition is still pending. In September 2015, the panel issued a further partial award on the track 1 claims, awarding Amec Foster Wheeler approximately £51 million on its invoice claims and dismissing the client’s counterclaim allocated to the track 1 proceedings. In February 2016, the client petitioned the Delhi court to set aside this award as well. The petition is pending. The hearing on the track 2 claims, which included the client’s main counterclaims, was held in February 2015. The panel’s partial award on the track 2 claims was made in September 2016. The client’s counterclaims were rejected almost in their entirety (except for two minor payments amounting to less than £300,000). The panel declared that the client is not entitled to collect liquidated damages for delay, or to apply rate discounts and that the client must pay all Amec Foster Wheeler invoices without any discount. The client has indicated that it will petition the Delhi court to set aside this award. Limited further proceedings in the arbitration are ongoing with respect to continuing invoice claim amounts in the track 1 proceedings as well as for interest and the costs of arbitration. Amec Foster Wheeler will continue to pursue the collection of unpaid invoices and enforcement of the awards made in its favour. As the project is nearing completion but remained in execution as of the end of 2016, the unpaid amount that Amec Foster Wheeler are seeking to collect has increased to the equivalent of approximately £60 million and may increase further should the client continue to withhold amounts from Amec Foster Wheeler’s invoices. Management have made appropriate allowances against these receivables.

Chemical Plant Litigation in the United States

In 2013, one of Foster Wheeler’s subsidiaries contracted to engineer, procure and construct a chemical plant for a client in Texas. In December 2015 the client partially terminated the contact and in September 2016, terminated the remainder of the contract and commenced a lawsuit in Texas against the subsidiary and also Amec Foster Wheeler plc, seeking damages for breach of contract and warranty, gross negligence, and fraud. The claim amount is unspecified but the client alleges that the projected cost for the assigned scope of work is approximately $700 million above the alleged estimate and that Foster Wheeler’s subsidiary’s delays have caused it to suffer continuing monthly damages of $25 million due to the fact that the facility is not complete and it is not able to sell the expected products from the facility. The client seeks recovery of actual and punitive damages, as well as the disgorgement of the full project fixed fee paid to Foster Wheeler’s subsidiary (approximately $66.5 million).

Amec Foster Wheeler believes the claims lack legal and factual merit. The estimate that Foster Wheeler’s subsidiary provided was in connection with the client’s initial request for a lump sum bid and highly conditioned. The contract that was ultimately signed, and which governs the dispute, is a reimbursable cost plus fixed fee contract, with no guaranteed price or schedule, wherein the client assumed joint responsibility for management of the work and development of the project schedule. Liability for consequential damages is barred, except in the case of wilful misconduct. Except for gross negligence, wilful misconduct, and warranty claims, Amec Foster Wheeler’s overall liability is capped at 10 percent of the contract price (or approximately $100 million). Amec Foster Wheeler has denied the claims and intends to vigorously defend the lawsuit. Amec Foster Wheeler is in the early stages of the proceeding. There is no trial date and the matter is not expected to be called for trial until late 2018, at the earliest. As the lawsuit is in its early stages it would be premature to predict the ultimate outcome of the matter. Amec Foster Wheeler has taken provisions of $48m as of 31 December 2016 (2015: £$52m) on this project against disallowed costs and warranties, which includes $34m as part of the fair value exercise on the acquisition of Foster Wheeler.

Amec Foster Wheeler Annual report and accounts 2016	153

Notes to the consolidated accounts continued

21 Provisions continued

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

Beginning in 2011, various claims and counterclaims were made between Foster Wheeler, Kvaerner, Siemens and Longview. In February 2014, Foster Wheeler reached a partial settlement with Longview. In December 2014, various settlement agreements were entered into involving the parties, leaving the claims between Foster Wheeler and Kvaerner the only claims to be resolved. Kvaerner’s total claims against Foster Wheeler amounted to approximately US$190m in relation to compensation for alleged delays, disruptions, inefficiencies and extra work associated with the construction of the plant allegedly caused by Foster Wheeler’s performance under its steam generation equipment supply contract. Foster Wheeler claimed approximately US$26m from Kvaerner in relation to claims for extra work, delays, scope disputes, and improperly assessed delay liquidated damages, as well as the cost to perform certain ongoing rehabilitation work on the steam generation equipment due to erection failures by Kvaerner. Pursuant to the settlement agreements reached in December 2014, Foster Wheeler and Kvaerner exchanged parent guarantees, securing their respective claims against each other. Foster Wheeler’s parent guarantee was capped at US$58m. The arbitration hearing of the dispute between Foster Wheeler and Kvaerner, conducted by the American Arbitration Association, occurred in early 2015. In October 2015, the three-arbitrator tribunal rejected Foster Wheeler’s claims in their entirety and awarded Kvaerner US$74m, including interest and arbitration costs. Kvaerner commenced an action in New York state court to confirm the award. We opposed the action, seeking an order to vacate the award in whole or in part on various grounds. In early March 2016, the parties settled their dispute. We paid Kvaerner US$70m in full and final settlement of the claims. The parties exchanged releases and the court action was dismissed.

Environmental risks

Certain of the jurisdictions in which the Group operates, in particular the US and the EU, have environmental laws under which current and past owners or operators of property may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law and whether the operator or owner knew of, or was responsible for, the presence of such substances. Largely as a consequence of the acquisition of Foster Wheeler, the Group currently owns and operates, or owned and operated, industrial facilities. It is likely that, as a result of the Group’s current or former operations, hazardous substances have affected the property on which those facilities are or were situated. The Group have also received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation. As at 31 December 2016, the Group held provisions totalling £35m (2015: £44m) for the estimated future environmental clean-up costs in relation to industrial facilities that it no longer operates. Whilst the timing of the related cash flows is typically uncertain, the Group expects that certain of its remediation obligations may continue for up to 60 years.

Indemnities and retained obligations

As described in note 27, the Group agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the Group and were sold to them. As at 31 December 2016, we recognised indemnity provisions totalling £60m (2015: £78m). Indemnity provisions principally relate to the indemnification of the purchasers of SPIE in 2006, and the Built Environment and other peripheral businesses that were sold in 2007. During 2016, the Group recognised additional indemnity provisions of £23m in relation to businesses sold in previous years and released provisions of £36m that were no longer required following settlement of the underlying issues.

Property-related provisions

Property-related provisions related to dilapidations of leasehold buildings. On average these settle between one to four years following the end of the lease term.

Other provisions

Other provisions include £2m (2015: £7m) in respect of the Group’s legal and constructive obligations to fund loss-making joint ventures and to meet its share of certain of their obligations, and insurance provisions of £25m (2015: £28m) relating to the potential liabilities in the Group’s captive insurance entity and provisions in relation to risks associated with insurance claims. These potential liabilities and risks relate predominantly to industrial disease of former employees. These are expected to unwind over the next 20 years.

154	Amec Foster Wheeler Annual report and accounts 2016

22 Share capital and reserves

Movements in share capital and reserves are shown in the consolidated statement of changes in equity on pages 107 to 109.

Share capital

The share capital of the Company comprises ordinary shares of 50 pence each. All the ordinary shares rank pari passu in all respects. To the Company’s knowledge and belief, there are no restrictions on the transfer of shares in the Company or on voting rights between holders of shares.

The movement in issued share capital during the year was as follows:

	Number	£m
As at 1 January 2015	388,875,843	194
Issued during the year	4,255,970	3
As at 31 December 2015	393,131,813	197
Issued during the year	–	–
As at 31 December 2016	393,131,813	197

Reserves

As at 1 January 2016, there were 3,158,310 shares held in treasury (2015: 5,431,314). During the year there were no shares transferred to share scheme participants (2015: 2,273,004), leaving a balance held in treasury as at 31 December 2016 of 3,158,310 (2015: 3,158,310). £35m (2015: £35m) has been deducted from equity in respect of these shares.

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

The merger reserve was created by the issue of new equity in relation to the acquisition of Foster Wheeler AG during the year ended 31 December 2014.

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

Under the Long-Term Incentive Plan, annual awards are made to directors and selected senior employees of nil-cost options or restricted shares. For employees below board level, awards are split between a performance based element and a non-performance element. Awards are made in the form of nil-cost options other than in certain countries where they are made in the form of restricted shares. Awards to Executive Directors are as described in the Directors’ remuneration report on pages 74 to 88.

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

Amec Foster Wheeler Annual report and accounts 2016	155

Notes to the consolidated accounts continued

22 Share capital and reserves continued

Share-based payments continued

The number and weighted average exercise price of share options under the Savings-related Share Option Scheme are as follows:

	Weighted average exercise price 2016 pence	Number of options 2016	Weighted average exercise price 2015 pence	Number of options 2015
Outstanding on 1 January	775	8,170,379	819	7,711,995
Lapsed/cancelled	814	(3,084,357)	850	(1,920,215)
Exercised	–	–	675	(2,295,911)
Granted	–	–	683	4,674,510
Outstanding on 31 December	751	5,086,022	775	8,170,379
Exercisable on 31 December	829	265,055	863	373,627

No options were exercised during the year. The average share price for the year was 467 pence (2015: 780 pence).

Options outstanding on 31 December 2016 have weighted average remaining contractual lives as follows:

	Weighted average remaining contractual life 2016 years	Number of options 2016	Weighted average remaining contractual life 2015 years	Number of options 2015
600.00 pence to 699.99 pence	2.0	2,897,637	3.0	3,965,570
700.00 pence to 799.99 pence	1.0	339,155	2.0	467,796
800.00 pence to 899.99 pence	0.6	1,848,258	1.3	2,710,501
Over 900.00 pence	–	972	–	1,026,512
		5,086,022		8,170,379

The numbers of shares held under the Long-Term Incentive Plan, Performance Share Plan, Restricted Share Plan and Foster Wheeler Omnibus Plan are as follows:

	Number of shares 2016	Number of shares 2015
As at 1 January	6,192,922	6,717,237
Lapsed	(2,353,640)	(1,361,021)
Vested	(890,078)	(1,674,001)
Granted	4,748,075	2,510,707
As at 31 December	7,697,279	6,192,922

156	Amec Foster Wheeler Annual report and accounts 2016

22 Share capital and reserves continued

Share-based payments continued

The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or preceding years, the pricing models used and inputs (on a weighted average basis where appropriate) into those models are as follows:

	Savings-related Share Option Scheme (Black-Scholes model)		Long-Term Incentive Plan (Monte Carlo model)		Performance Share Plan (Monte Carlo model)	Restricted Share Plan (Monte Carlo model)	Foster Wheeler Omnibus Plan
	2015	2014	2016	2015	2014	2014	2014
Weighted average fair value at measurement date	149p	198p	436p	789p	1,006p	949p	1,027p
Weighted average share price at measurement date	769p	1,014p	489p	938p	1,105p	1,082p	1,081p
Exercise price	683p	874p	n/a	n/a	n/a	n/a	n/a
Expected share price volatility	28%	27%	38%	27%	26%	n/a	n/a
Option life	3.3 years	3.3 years	2.2 years	2.7 years	3.1 years	2.7 years	n/a
Expected dividend yield	3.6%	3.5%	n/a	n/a	n/a	3.5%	3.5%
Risk-free interest rate	1.2%	1.0%	n/a	n/a	n/a	n/a	n/a
Comparator share price volatility	n/a	n/a	36%	32%	32%	n/a	n/a
Correlation between two companies in comparator group	n/a	n/a	40%	40%	50%	n/a	n/a

The expected share price volatility is based on the historical volatility of the Company’s share price.

The performance conditions attaching to the Long-Term Incentive Plan and the Performance Share Plan involve a comparison of the total shareholder return of the Company with that of its comparators, achievement of targeted earnings per share growth, and, in respect of the 2016 award, a third performance measure relating to the implementation and execution of the Group’s strategy. The total shareholder return condition is a market based test and as such is incorporated into the grant date fair value of the award. There are no performance conditions attached to the Restricted Share Plan.

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

Dividends

The directors are not proposing a final dividend in respect of the year ended 31 December 2016 giving a total dividend for the year of 7.4 pence. In 2015 there was an interim dividend of 14.8 pence (2014: 14.8 pence) and a final dividend of 14.2 pence (2014: 28.5 pence), giving a total dividend of 29.0 pence (2014: 43.3 pence).

	2016 £m	2015 £m	2014 £m
Dividends charged to reserves and paid
Interim dividend in respect of 2015 of 14.8 pence (2015: interim dividend in respect of 2014 of 14.8 pence; 2014: interim dividend in respect of 2013 of 13.5 pence) per share	58	56	40
Final dividend in respect of 2015 of 14.2 pence (2015: final dividend in respect of 2014 of 28.5 pence; 2014: final dividend in respect of 2013 of 28.5 pence) per share	55	111	84
	113	167	124

The amount waived by trustees of the Employee Share Trust in respect of the interim and final dividends was £nil (2015: £1m; 2014: £1m).

Amec Foster Wheeler Annual report and accounts 2016	157

Notes to the consolidated accounts continued

23 Analysis of net debt

	As at 1 January 2016 £m	Cash flow £m	Lease inception £m	Exchange and other non-cash movements £m	Reclassification of net cash/(debt) of disposal groups £m	As at 31 December 2016 £m
Cash at bank and in hand	307	6	–	19	(46)	286
Bank deposits (less than three months)	33	23	–	–	–	56
Cash and cash equivalents	340	29	–	19	(46)	342
Bank deposits (more than three months)	23	(1)	–	–	–	22
Bank loans	(1,264)	4	–	(153)	25	(1,388)
Loan payable to joint venture	–	(2)	–	–	–	(2)
Fees capitalised against bank facilities	–	18	–	(3)	–	15
Derivatives classified as net debt	14	(30)	–	43	–	27
Finance leases	(59)	10	(4)	(5)	7	(51)
Net cash/(debt) of disposal groups	–	–	–	–	14	14
Net debt as at the end of the year	(946)	28	(4)	(99)	–	(1,021)

			As at 1 January 2015 £m	Cash flow £m	Exchange and other non-cash movements £m	As at 31 December 2015 £m
Cash at bank and in hand			377	(46)	(24)	307
Bank deposits (less than three months)			118	(85)	–	33
Cash and cash equivalents			495	(131)	(24)	340
Bank deposits (more than three months)			21	2	–	23
Bank loans			(1,267)	64	(61)	(1,264)
Fees capitalised against bank facilities			9	3	(12)	–
Derivatives classified as net debt			–	(12)	26	14
Finance leases			(61)	11	(9)	(59)
Net debt as at the end of the year			(803)	(63)	(80)	(946)

The fair value of bank loans is £1,388m (2015: £1,264m) compared to a carrying value of £1,388m (2015: £1,264m). The fair value of finance leases is £51m (2015: £59m) compared to a carrying value of £51m (2015: £59m).

The fair value of bank loans and finance leases is determined using observable market prices (level 2 as defined by IFRS 13 ‘Fair Value Measurement’).

Included within cash and cash equivalents are £54m (2015: £79m) of overdrafts which have been offset against £63m (2015: £82m) of cash balances as a legally enforceable offset agreement exists.

Cash and cash equivalents as at 31 December 2016 includes £66m (2015: £47m) that is held in countries from which prior approval is required to transfer funds abroad. There are restrictions on the use of £5m (2015: £9m) of cash held on behalf of joint venture arrangements and £28m (2015: £17m) held on behalf of customers and collateral against bank guarantees. In addition, there are restrictions on the use of a further £15m (2015: £16m) of cash and cash equivalents in respect of commitments of the Group’s captive insurance subsidiary to certain insurers.

158	Amec Foster Wheeler Annual report and accounts 2016

24 Assets held for sale

In March 2016, the Group announced its intention to reduce net debt via the disposal of non-core assets. Assets and liabilities expected to be disposed and which meet the definition of held for sale in line with IFRS 5 are presented as a disposal group. Actions to sell the entities within the disposal group have commenced and disposals are expected to complete within 12 months.

During the year the following disposal groups were classified as held for sale:

Disposal Group	Classification	Date classified as held for sale	Date of disposal	Location
Incheon Bridge Co. Ltd	Equity Joint Venture	H1 2016	N/A	Korea
PetroPower Energia Limitada	Equity Joint Venture	H1 2016	7 December 2016	Chile
Amec Foster Wheeler Power SRL	Subsidiary	H1 2016	N/A	Italy
Aquenta Consulting Pty Limited	Subsidiary	H2 2016	N/A	Australia
GPG – Core Boiler Business	Subsidiary	H2 2016	N/A	Global

The disposal of PetroPower Energia Limitada completed in December 2016 and Aquenta Consulting Pty Limited in January 2017.

Accordingly, the Group’s interest in The Incheon Bridge Co. Ltd and Amec Foster Wheeler Power SRL, the GPG core boiler business and Aquenta Consulting Pty Limited are presented as held for sale as at 31 December 2016.

The major classes of assets and liabilities of the disposal groups are as follows:

2016 £m
Assets
Property, plant and equipment	47
Intangible assets	143
Interests in joint ventures	16
Deferred tax assets	6
Trade and other receivables	73
Inventories	4
Current tax receivable	1
Cash and cash equivalents	46
Assets classified as held for sale	336
Liabilities
Trade and other payables	(132)
Current tax payable	(3)
Interest-bearing loans and borrowings	(32)
Derivative financial instruments	(7)
Deferred tax liabilities	(5)
Provisions	(8)
Liabilities classified as held for sale	(187)
Net assets directly associated with the disposal groups	149

The results of the assets held for sale for the period from classification as held for sale to 31 December is as follows:

2016 £m
Revenue	11
Cost of sales and net operating expenses	(1)
Profit before income tax	10
Income tax	–
Profit after tax	10

On 3 August 2016, the Group signed a sale and purchase agreement relating to its interest in The Incheon Bridge Co. Ltd. Cash proceeds of £30m were received on 2 December 2016, and are reported within current payables. The disposal remains subject to regulatory approval but it is expected to complete in 2017.

An impairment loss of £26m writing down the carrying amount of the disposal group to its fair value less costs to sell has been included within the impairment charges recognised in the income statement.

Amec Foster Wheeler Annual report and accounts 2016	159

Notes to the consolidated accounts continued

25 Acquisitions and disposals

Acquisitions in 2016

£2m was paid in respect of businesses acquired in 2015 and prior years.

Acquisitions in 2015

On 5 October 2015, the Group acquired the remaining 49.9% shareholding in KROMAV Engenharia S.A., a company incorporated in Brazil, for a consideration of £3m. As a result of the transaction, the non-controlling interest released was £1m resulting in a charge of £4m recognised in the consolidated statement of changes in equity.

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
85

Acquisitions in 2014

Foster Wheeler

Background

On 6 October 2014, the Group launched a public tender offer to acquire the entire issued share capital of Foster Wheeler AG, the ultimate parent company of Foster Wheeler. Pursuant to the tender offer, which closed on 13 November 2014 (the acquisition date), the Group acquired 95.3 percent of the issued share capital of Foster Wheeler AG.

Consideration payable for the interests in Foster Wheeler acquired by the Group amounted to £1,915m (measured at fair value at the acquisition date), of which £979m was settled in cash, £919m was settled by the issue of ordinary shares and ADSs and £17m was settled by the grant of replacement share options and awards to Foster Wheeler employees.

160	Amec Foster Wheeler Annual report and accounts 2016

25 Acquisitions and disposals continued

Acquisitions in 2014 continued

The purchase consideration was allocated as follows:

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

Goodwill of £1,726m was recognised on the acquisition of Foster Wheeler. Management considers that the goodwill is attributable to the future strategic growth opportunities arising from the acquisition, Foster Wheeler’s highly skilled, customer-oriented and collaborative assembled workforce, the significant cost synergies that are expected to result from the integration of Foster Wheeler with the Group’s existing operations, and the potential for tax synergies. None of the goodwill is expected to be deductible for tax purposes.

Acquisition-related costs relating to the acquisition of Foster Wheeler totalling £33m were recognised within administrative expenses during 2014.

In the period from its acquisition to 31 December 2014, Foster Wheeler contributed £274m to the Group’s revenue and £1m to the Group’s trading profit. After amortisation, exceptional items and net asbestos-related items, Foster Wheeler generated a loss of £44m in the period from acquisition to 31 December 2014.

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

Changes to the provisional fair value allocation

As discussed above, during 2015 management completed its assessment of the fair values of Foster Wheeler’s assets and liabilities as at the acquisition date resulting in the recognition of additional goodwill of $245m. The most significant updates were as follows:

Amec Foster Wheeler Annual report and accounts 2016	161

Notes to the consolidated accounts continued

25 Acquisitions and disposals continued

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

A number of smaller provisions (totalling £21m) have been established against specific contract risks.

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

Goodwill of £35m was recognised on the acquisition which management considers is principally attributable to its skilled workforce which did not meet the criteria for recognition as an intangible asset at the date of acquisition. This specialist expertise will complement Amec Foster Wheeler’s existing project delivery capability across the lifecycle of a project.

162	Amec Foster Wheeler Annual report and accounts 2016

25 Acquisitions and disposals continued

Acquisitions in 2014 continued

Summary of financial effect

Purchase consideration was allocated as follows:

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

Disposals in 2016

On 7 December 2016, the sale to Energia Que Mueve A Chile (ENAP) of PetroPower Energia Limitada was completed.

The carrying value of the interests in joint ventures sold and profit on disposal in respect of the continuing operations were as follows:

£m
Cash consideration received	40
Interest in Joint Venture classified as held for sale	(45)
Cumulative foreign exchange gains recycled from the translation reserve	10
Severance costs incurred as a result of the disposal	(4)
Legal fees incurred and other related expenses	(2)
Net loss on disposal	(1)

26 Commitments

Operating lease commitments

The total obligations under non-cancellable operating lease rentals for continuing operations are as follows:

	31 December	31 December
	2016	2015
	£m	£m
In one year or less	94	86
Between one and five years	225	224
Over five years	60	75
	379	385

Amec Foster Wheeler enters into the following types of lease: short-term plant hires; leases for motor vehicles and office equipment with lease periods of two to five years; and longer-term property leases. None of the leases include any contingent rentals.

Amec Foster Wheeler Annual report and accounts 2016	163

Notes to the consolidated accounts continued

26 Commitments continued

Finance lease and hire purchase commitments

The Group has finance leases and hire purchase contracts for various items of property and deferred payment arrangements which are similar to finance leases for software. These leases have terms of renewal, but no purchase options or escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance leases and hire purchase contracts together with the present value of the net minimum lease payments are, as follows:

	2016		2015
	Minimum	Present value	Minimum	Present value
	payments	of payments	payments	of payments
	£m	£m	£m	£m
In one year or less	15	12	6	4
Between one and five years	42	37	49	42
Over five years	10	9	15	13
Total minimum lease payments	67	58	70	59
Less amounts representing finance charges	(9)	–	(11)	–
Present value of minimum lease payments	58	58	59	59

Included within the present value of minimum lease payments above is £7m relating to a finance lease classified within held for sale liabilities (2015: £nil).

27 Contingent liabilities

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

Guarantees

During the year, one of the Group’s subsidiaries disposed of a refinery/electricity generation plant located in Chile. A condition of the disposal was that the subsidiary was required to sign an operation and maintenance contract with the purchaser. This has resulted in a number of performance obligations with respect to refinery output and electricity generation by the plant.

Mount Polley

The Mount Polley mine is owned and operated by Mount Polley Mining Corporation, a subsidiary of Imperial Metals Corporation, and is located near the town of Likely, British Columbia, Canada. On 4 August 2014, a tailings pond facility at the mine failed releasing large quantities of water and mine tailings into the local environment. The dam was in the process of being raised (as part of its annual raise) at the time of the failure. One of Amec Foster Wheeler’s subsidiaries, along with other parties, had various design and quality assurance responsibilities associated with the development of this facility. Amec Foster Wheeler’s subsidiary was providing engineering services at the time of the breach, but did not perform the original design.

An independent review panel, appointed by the government of British Columbia, issued a report on 30 January 2015 concluding that the cause of failure was shearing along a zone of weak soil along with other contributory factors. On 17 December 2015, the chief inspector of mines for British Columbia issued a report that for the most part agreed with the conclusions of the independent review panel. Whilst the chief inspector concluded that there were failings in the required standard of care of all of the engineers, he concluded that the responsibility for the breach lies primarily with the mine owner, Mount Polley Mining Corporation. He also concluded that there was no evidence of any significant contravention of regulatory requirements.

164	Amec Foster Wheeler Annual report and accounts 2016

27 Contingent liabilities continued

Mount Polley continued

On 4 July 2016, Mount Polley Mining Corporation and Imperial Metals Corporation filed suit against Amec Foster Wheeler’s subsidiary and others. The claim seeks CDN$3 million in costs payable to government agencies and unspecified damages for loss of profit, reconstruction costs and environmental remediation. Subsequent to this filing, several tourist operators and First Nations also filed suit alleging that they suffered damages as a result of the tailings facility failure. It is Amec Foster Wheeler management’s opinion that its employees performed in a professional manner consistent with the standard of care for a competent engineer on a project of this nature in British Columbia. In addition, the contracts between Amec Foster Wheeler’s subsidiary and Mount Polley Mining Corporation contain limitations of liability provisions that exclude claims for consequential damages and limit the subsidiary’s liability to Mount Polley Mining Corporation to the amount of professional fees charged, which were less than CDN$1 million.

Amec Foster Wheeler has retained outside counsel and filed a response to Mount Polley Mining Corporation’s civil claim on 23 September 2016. Given the early stage of this matter, it is difficult to predict the likely outcome of this proceeding. Mindful of the foregoing caveat, it is Amec Foster Wheeler management’s opinion that it is probable that there will be an outflow in respect of this issue (with liability shared with the other parties), but it is probable that if there is an outflow to Mount Polley Mining Corporation, it will be limited to the prescribed contractual limitation of liability referenced above.

Investigations

Amec Foster Wheeler has received voluntary requests for information from, and continues to cooperate with, the SEC and the US Department of Justice (‘DOJ’) regarding the historical use of agents by Foster Wheeler, primarily in the Middle East, and certain of the Company’s other business counterparties in that region. In addition, the Company has provided information relating to the historical use of third parties by Foster Wheeler and certain of its operations to the DOJ and SEC in other regions. The Company has also made a disclosure to the UK Serious Fraud Office. Given the stage of these matters, it is not possible to estimate reliably what effect the outcome that any investigation or any regulatory determination may have on the Company.

Tax planning

The Group undertakes tax planning which is compliant with current legislation and accepted practice. Recent changes to the tax environment, including the OECDs project around Base Erosion and Profit Shifting have brought into question the legitimacy of tax planning previously undertaken by multinational entities. There have been several recent high profile tax cases against tax authorities and large groups. The European Commission continues formal investigations to examine whether decisions by the tax authorities in certain European countries comply with European Union rules, and has issued judgments in some cases which are being contested by the groups and the countries effected. We are monitoring the outcome of these cases in order to understand whether there is any risk to the Group. Based on the Group’s current assessment of such issues, it is too early to speculate on any areas of challenge and potential liabilities, and as a result, it is not currently considered probable that there will be an outflow in respect of these issues.

28 Related party transactions

During 2016 there were a number of transactions with the senior management group, joint venture entities and subsidiary companies.

Transactions with the senior management group

During 2016, the senior management group consisted of Amec Foster Wheeler plc board members and the presidents of the Americas, Northern Europe and CIS, Asia, Middle East, Africa and Southern Europe, and the Global Power Group.

The senior management group and immediate relatives controlled 0.20% of the voting rights of the Company as at 31 December 2016.

In addition to their salaries, the Company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Long-Term Incentive Plan. The Company also contributes to a defined benefit plan on behalf of certain executive directors. Details of their compensation are as follows:

	2016	2015
	£m	£m
Short-term employee benefits	5	5
Pension costs	–	–
Equity-settled share-based payments	1	–
	6	5

Amec Foster Wheeler Annual report and accounts 2016	165

Notes to the consolidated accounts continued

28 Related party transactions continued

Transactions and related balances outstanding with joint ventures

The transactions and related balances outstanding with joint venture entities are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December
	2016	2015	2016	2015
	£m	£m	£m	£m
Services received	1	1	–	–
Services rendered	21	28	8	12
Provision of finance	9	–	24	17
Receipt of finance	2	–	2	–

During the year, a loan of £2m was advanced to the Group from an equity accounted joint venture at an interest rate of 4.35%.

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

The Group will be exempting the following companies from an audit in 2016 under Section 479A of the Companies Act 2006, all of which are fully consolidated in these accounts:

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

AMEC USA Holdings Limited (Registered number: 4041261)

AMEC USA Limited (Registered number: 4044800)

AMEC Wind Developments Limited (Registered number: 8781332)

Ard Ghaoth Wind Farm Limited (Registered number: 7625013)

Atlantis Hedge Co 1 Limited (Registered number: 09302428)

Atlantis Hedge Co 2 Limited (Registered number: 09302562)

Auld Clay Wind Farm Limited (Registered number: 7285550)

Castlecary Wind Farm Limited (Registered number: 7611293)

Hilton Wind Farm Limited (Registered number: 7767187)

PI Energy & Emissions Limited (Registered number: SC209704)

Sandiway Solutions (No 3) Limited (Registered number: 5318249)

Sigma Financial Facilities Limited (Registered number: 3863449)

29 Post balance sheet events

In January 2017, the Company sold Aquenta Consulting Pty Ltd., a specialist consultancy business based in Australia, to Jacobs Group (Australia) Pty Ltd for £21m. Aquenta contributed revenue of £27m and trading profit of £4m in 2016.

On 2 March 2017, the Company signed an agreement to sell its core boiler business to Sumitomo Heavy Industries, Ltd for £137m. The core boiler business contributed revenues of £200m and trading profit of £25m. The sale is conditional on customary regulatory approvals in certain jurisdictions and is expected to be completed during the second quarter of 2017.

Also, on 2 March 2017, the Group announced its intention to dispose of its nuclear business. The nuclear operations contributed revenue of £274m and trading profit of £16m in 2016.

To ensure continued compliance with its financial covenants, the Company approached its banking group and on 10 April 2017 successfully agreed a waiver to increase the leverage covenant in its banking facilities to 4.5:1 to provide additional headroom through to the reporting period ending 30 June 2018.

166	Amec Foster Wheeler Annual report and accounts 2016

Company balance sheet
As at 31 December 2016

		2016	2015
	Note	£m	£m
Fixed assets
Intangible assets	2	1	33
Tangible assets	3	–	1
Investment in subsidiaries	4	3,359	4,219
		3,360	4,253
Current assets
Debtors: including amounts falling due after one year of £2,442m (2015: £1,310m)	5	2,567	1,378
Cash at bank and in hand		54	41
		2.621	1,419
Current liabilities
Creditors: amounts falling due within one year	6	(1,467)	(1,661)
Net current assets/(liabilities)		1,154	(242)
Total assets less current assets/(liabilities)		4,514	4,011
Creditors: amounts falling due after one year	7	(3,117)	(2,091)
Net assets		1,397	1,920

Capital and reserves
Called up share capital	8, 9	197	197
Share premium account	9	133	133
Capital redemption reserve	9	34	34
Merger reserve	9	33	540
Retained earnings[1]	9	1,000	1,016
Equity shareholders’ funds		1,397	1,920

1	The company’s loss for the year was £418m (2015: £368m).

The accounts on pages 167 to 175 were approved by the board of directors on 25 April 2017 and were signed on its behalf by:

Jonathan Lewis	Ian McHoul
Chief Executive Officer	Chief Financial Officer

Amec Foster Wheeler Annual report and accounts 2016	167

Company statement of changes in equity

For the year ended 31 December 2016

				Capital
	Share	Share	Merger	redemption	Retained
	capital	premium	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2016	197	133	540	34	1,016	1,920
Loss for the year	–	–	–	–	(418)	(418)
Total comprehensive loss for the year	–	–	–	–	(418)	(418)
Transfer of impairment losses to merger reserve	–	–	(507)	–	507	–
Dividend	–	–	–	–	(113)	(113)
Equity-settled share-based payments	–	–	–	–	10	10
Acquisition of shares by trustees of the
Performance Share Plan	–	–	–	–	(2)	(2)
As at 31 December 2016	197	133	33	34	1,000	1,397

For the year ended 31 December 2015

				Capital
	Share	Share	Merger	redemption	Retained
	capital	premium	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m
As at 1 January 2015	194	101	877	34	1,198	2,404
Loss for the year	–	–	–	–	(368)	(368)
Total comprehensive loss for the year	–	–	–	–	(368)	(368)
Transfer of impairment losses to merger reserve	–	–	(337)	–	337	–
Dividend	–	–	–	–	(167)	(167)
Equity-settled share-based payments	–	–	–	–	1	1
Utilisation of treasury shares	–	–	–	–	15	15
Shares issued	3	32	–	–	–	35
As at 31 December 2015	197	133	540	34	1,016	1,920

168	Amec Foster Wheeler Annual report and accounts 2016

Notes to the company accounts

1 Accounting policies

Basis of preparation

The accounts have been prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and under the historical cost convention, except that derivative financial instruments are stated at fair value, in accordance with applicable accounting standards and the Companies Act 2006.

The Company has not presented its own profit and loss account, as permitted by Section 408 of the Companies Act 2006.

The accounts are presented in Sterling, rounded to the nearest million.

The Company has taken advantage of the following disclosure exemptions under FRS 101:

►	the requirements of paragraphs 45(b) and 46-52 of IFRS 2 ’Share-based Payment’ (details of the number and weighted-average exercise prices of share options, and how the fair value of services received was determined)

►	the requirements of IFRS 7 ‘Financial Instruments: Disclosures’

►	the requirements of paragraphs 91-99 of IFRS 13 ‘Fair Value Measurement’

►	the requirement in paragraph 38 of IAS 1 ‘Presentation of Financial Statements’ to present comparative information in respect of:

	–	paragraph 79(a)(iv) of IAS 1

	–	paragraph 73(e) of IAS 16 ‘Property, Plant and Equipment’

	–	paragraph 118(e) of IAS 38 ‘Intangible Assets’

►	the requirements of the following paragraphs of IAS 1 ‘Presentation of Financial Statements’:

	–	10(d) (statement of cash flows)

	–	16 (statement of compliance with all IFRSs)

	–	38A (requirement for minimum of two primary statements, including cash flow statements)

	–	38B-D (additional comparative information)

	–	111 (cash flow statement information)

	–	134-136 (capital management disclosures)

►	the requirements of IAS 7 ’Statement of Cash Flows’

►	the requirements of paragraphs 30 and 31 of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)

►	the requirements of paragraph 17 of IAS 24 ‘Related Party Disclosures’ (key management compensation)

►	the requirements in IAS 24 ‘Related Party Disclosures’ to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member

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

Amec Foster Wheeler believe some of these policies require a high level of judgement, and the most critical accounting policies and significant areas of judgement and estimation arise from:

Impairment of investments in subsidiaries

Determining whether the Company’s investments in subsidiaries have been impaired requires estimations of the investments’ recoverable amount. Where recoverable amount is based on value in use, these calculations require the entity to estimate the future cash flows expected to arise from the investments and suitable discount rates in order to calculate present values. The carrying amount of investments in subsidiaries at the balance sheet date was £3,359m (2015: £4,219m) with an impairment loss of £539m recognised in 2016 (2015: £351m).

Amec Foster Wheeler Annual report and accounts 2016	169

Notes to the company accounts continued

1 Accounting policies continued

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

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, from the date they are available for use. The estimated useful lives of intangible assets held at 31 December 2016 are as follows:

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

Pensions

The Company participates in the Amec Foster Wheeler Pension Plan (formerly the Amec Staff and Executive defined benefit pension schemes). The assets of these schemes are held separately from those of the Company. As there is no contractual agreement or stated policy for charging the net defined benefit cost to individual Group entities, the Company has recognised a cost equal to the contributions payable to the schemes in respect of the accounting period.

Details of the defined benefit schemes can be found in note 14 of the consolidated accounts.

Contributions to the defined contribution schemes are recognised in profit or loss in the period in which they become payable.

Tangible assets

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses.

Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. The estimated useful lives as at 31 December 2016 are as follows:

Plant and equipment	Three to five years

Remuneration of auditors

The detailed information concerning auditor’s remuneration is shown in note 4 of the consolidated accounts.

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

170	Amec Foster Wheeler Annual report and accounts 2016

2 Intangible assets

Software
£m
Cost
As at 1 January 2016	50
Additions	5
As at 31 December 2016	55
Amortisation
As at 1 January 2016	17
Impairment loss	31
Provided during the year	6
As at 31 December 2016	54
Net book value
As at 31 December 2016	1
As at 1 January 2016	33

3 Tangible assets

Plant and
equipment
£m
Cost
As at 1 January 2016	4
Additions	–
As at 31 December 2016	4
Depreciation
As at 1 January 2016	3
Provided during the year	1
As at 31 December 2016	4
Net book value
As at 31 December 2016	–
As at 1 January 2016	1

Amec Foster Wheeler Annual report and accounts 2016	171

Notes to the company accounts continued

4 Investments (non-current)

		Amounts	Total
	Shares in	owed by	investment in
	subsidiaries	subsidiaries	subsidiaries
	£m	£m	£m
Cost
As at 1 January 2016	4,152	464	4,616
Additions	2,103	2	2,105
Disposals	(2,819)	(461)	(3,280)
As at 31 December 2016	3,436	5	3,441
Provisions
As at 1 January 2016	397	–	397
Provided during the year	537	2	539
Disposals	(854)	–	(854)
Reclassification	(3)	3	–
As at 31 December 2016	77	5	82
Net book value
As at 31 December 2016	3,359	–	3,359
As at 1 January 2016	3,755	464	4,219

Group companies and their applicable registered offices are listed on pages 212 to 221.

5 Debtors

	31 December	31 December
	2016	2015
	£m	£m
Debtors: amounts falling due within one year
Amounts owed by subsidiaries	60	6
Derivative financial instruments	53	33
Corporation tax	–	21
Prepayments and accrued income	12	8
	125	68
Debtors: amounts falling due after one year
Derivative financial instruments	56	19
Amounts owed by subsidiaries	2,386	1,291
	2,567	1,378

The deferred tax balance is analysed as follows:

	31 December	31 December
	2016	2015
	£m	£m
Difference between accumulated depreciation and capital allowances	–	(1)
Tax losses	–	1
	–	–

172	Amec Foster Wheeler Annual report and accounts 2016

6 Creditors: amounts falling due within one year

	31 December	31 December
	2016	2015
	£m	£m
Bank overdrafts	15	12
Bank and other loans	95	673
Trade creditors	45	42
Corporation Tax	1	–
Derivative financial instruments	54	33
Amounts owed to subsidiaries	1,257	901
	1,467	1,661

On 1 March 2016, the Company entered into a new £1,700m syndicated credit facilities agreement comprising three tranches; a three-year £650m term loan (maturing 1 March 2019), a five-year £650m term loan (maturing 1 March 2021) and a five-year £400m revolving credit facility (maturing 1 March 2021). This new facility replaced the Company’s previous £377m revolving credit facility and the Foster Wheeler acquisition facility of $2.26bn.

At 31 December 2016, the Company had committed banking facilities of £1,661m (2015: £1,741m). As at 31 December 2016, the undrawn portion of the Company’s facilities was £300m.

7 Creditors: amounts falling due after one year

	31 December	31 December
	2016	2015
	£m	£m
Amounts owed to subsidiaries	1,784	1,509
Bank and other loans	1,276	563
Derivative financial instruments	57	19
	3,117	2,091

8 Share capital

The share capital of the Company comprises ordinary shares of 50 pence each. All the ordinary shares rank pari passu in all respects. To the Company’s knowledge and belief, there are no restrictions on the transfer of shares in the Company or on voting rights between holders of shares.

	31 December	31 December
	2016	2015
	£m	£m
Allotted, called up and fully paid ordinary shares of 50 pence each	197	197

The movement in issued share capital during the year was as follows:

	Number	£m
As at 1 January 2016 and 31 December 2016	393,131,813	197

Share-based payment

Details of share-based payment schemes operated by the Company are provided in note 22 to the consolidated accounts.

Amec Foster Wheeler Annual report and accounts 2016	173

Notes to the company accounts continued

9 Reserves

Movements in reserves are shown in the Company statement of changes in equity on page 168.

Details of dividends approved by the Company and paid during the year are disclosed in note 22 to the consolidated accounts.

During 2012, Amec Foster Wheeler plc generated a significant profit from an internal restructuring. This becomes distributable as qualifying consideration is passed to Amec Foster Wheeler plc. As at 31 December 2016, £548m of reserves are considered to be distributable.

The Company’s loss for the year in 2016 was £418m (2015: £368m).

10 Staff costs and employee numbers

	2016	2015
	£m	£m
Wages and salaries	23	19
Social security costs	2	2
Equity-settled share-based payments	–	(1)
Contributions to defined contribution schemes	1	–
Defined benefit pension scheme expense	–	1
	26	21

	2016	2015
	number	number
The average number of people employed was as follows:
Administration	193	186

Details of directors’ remuneration are provided in the Directors’ remuneration report on pages 74 to 88.

174	Amec Foster Wheeler Annual report and accounts 2016

11 Contingent liabilities

Guarantees and indemnities

Guarantees given by the Company in respect of borrowings of subsidiaries amounted to £nil as at 31 December 2016 (2015: £nil).

In addition, the Company is party to cross-guarantee arrangements relating to overdrafts for certain Group companies. The maximum gross exposure as at 31 December 2016 was £55m (2015: £79m).

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

AMEC USA Holdings Limited (Registered number: 4041261)

AMEC USA Limited (Registered number: 4044800)

AMEC Wind Developments Limited (Registered number: 8781332)

Ard Ghaoth Wind Farm Limited (Registered number: 7625013)

Atlantis Hedge Co 1 Limited (Registered number: 09302428)

Atlantis Hedge Co 2 Limited (Registered number: 09302562)

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

12 Related party transactions

During the year the only related party transactions for which disclosure is required under FRS 101 ‘Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ were with the senior management group. As allowed by FRS 101, transactions with wholly owned subsidiary undertakings are not disclosed.

Transactions with the senior management group

The senior management group of the Company consists of Amec Foster Wheeler plc board members.

The senior management group of the Company and their immediate relatives controlled 0.14% of the voting rights of the Company as at 31 December 2016.

Details of directors’ remuneration are provided in the Directors’ remuneration report on pages 74 to 88.

Amec Foster Wheeler Annual report and accounts 2016	175

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

The Company’s agent in the US is CT Corporation, whose contact address is 111 Eighth Avenue, New York, New York 10011, US.

Origins

Amec Foster Wheeler plc (as it is known today) was formed in 1982, when Fairclough Construction merged with William Press Group. The Matthew Hall Group of Companies was acquired in 1988. As a business, we can trace our history back over 150 years to the origins of these predecessor companies.

Subsequent transformation

In recent years, the Group’s activities have been transformed by exiting from civil construction and becoming a consultancy, engineering and project management business. We have achieved this transformation through a combination of organic growth, acquisitions and divestment of non-core activities.

►	In 2000, we acquired AGRA Inc., a North American environmental, engineering and construction services company and Ogden Environmental and Energy Services Co. Inc., a US environmental consulting company.

►	In 2005, we acquired Paragon Engineering Services, Inc., a Houston-based oil and gas engineering services company and NNC Holdings Limited, a UK nuclear consultancy and engineering business.

►	Between 1997 and 2006, we bought and sold interests in SPIE, which provided electrical engineering, communications services and specialist activities in the energy and rail industries, predominantly in France.

►	In 2007, we sold our UK-based civil construction businesses.

►	In 2008, we acquired Geomatrix Consultants, Inc., a California-based technical consulting and engineering firm; Rider Hunt International Limited, a project services company to the oil, gas, chemical, energy and process industries; and Bower Damberger Rolseth Engineering Limited.

►	In 2008, we sold our wind developments business.

►	In 2009, we acquired GRD Limited, an engineering and project delivery company based in Perth, Australia, specialising in the design, procurement and construction of mineral projects.

►	In 2010, we acquired Entec Holdings Limited, a UK-based environmental and engineering consultancy company.

►	In 2011, we acquired MACTEC Inc., a US engineering and environmental services company; and QED International Limited, or qedi, an oil and gas completions and commissioning services company.
►	In 2012, we acquired Energy, Safety and Risk Consultants (UK) Limited, or ESRC, a UK-based nuclear technical services business, Unidel Group Pty Limited, or Unidel, a consulting, engineering and technical services company serving Australia’s energy, resources and infrastructure sectors and a 50% stake in Kromav Engenharia Ltda, or KROMAV, a participant in the Brazilian oil and gas market, with an option to acquire the outstanding 50% stake.

►	In 2013, we acquired Automated Engineering Services Corp., a US design engineering nuclear services firm which provides support to existing nuclear utilities.

►	In November 2014, the Company acquired control of Foster Wheeler AG, a leading international engineering, construction and project management contractor and power equipment supplier, by way of a public tender offer. Foster Wheeler AG was a Swiss-registered company that was listed on NASDAQ in the US. At 31 December 2014, the Company owned 95.3% of the issued share capital of Foster Wheeler AG. The remaining shares were acquired by way of a ’squeeze-out merger’ during January 2015.

►	In December 2014, we acquired Scopus Group (Holdings) Limited (Scopus). Headquartered in Aberdeen, UK, with bases in international oil and gas hubs, Scopus has around 200 employees who provide specialist engineering services to the global oil and gas, petrochemical and nuclear industries.

►	In 2015, we increased our stake in Kromav Engenharia Ltda from 50% to 100%. In addition, we exercised our right to acquire the remaining 40% stake in S2V Consulting Pty Ltd, a company incorporated in Australia and providing specialised consulting services to our oil and gas customers including upstream/midstream, subsea and pipelines, onshore/offshore and production and processing. During December 2015, we also sold our interest in Project Management Holdings Limited, a company incorporated in Ireland and providing engineering, architecture, and project management and construction services internationally.

Developments during 2016 and 2017

During 2016, a disposal programme was put in place in order to dispose of a number of non-core businesses and assets.

During 2016, the Company sold its 85% interest in PetroPower Energia Limitada, which was part of the Global Power Group.

The Company also received £30m of proceeds in 2016 from the sale of its 23% interest in Incheon Bridge Co, Ltd. This transaction has not yet completed and remains conditional on South Korean Government approval.

Also in the year, the Company signed an agreement to sell Amec Foster Wheeler Power s.r.l., which operates two wind farms in Italy and this transaction is expected to close in the second quarter of 2017.

In January 2017, the Company disposed of Aquenta Consulting Pty Ltd, a specialist consulting business based in Australia.

In March 2017, the Company signed an agreement to sell the Global Power Group’s core boiler business to Sumitomo Heavy Industries, Ltd, which, subject to customary regulatory approvals in certain jurisdictions, is expected to complete during the second quarter of 2017.

176	Amec Foster Wheeler Annual report and accounts 2016

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

Adverse global economic, political or other macroeconomic developments in the markets and jurisdictions in which the Company operates may adversely affect the Company’s business, financial condition and results of operations

The Company derives the largest share of its revenue from the Oil, Gas & Chemicals (‘OG&C’) business line, which it expects to continue to be the case for the foreseeable future. In recent years, the oil and gas industry has faced a number of challenges, including continuing pressure on consumer demand, escalating costs and reduced oil and gas prices, as described in the risk factor entitled ‘Changes in the prices of commodities and other materials may adversely impact demand for the Company’s services’ below. Similar trends have also been experienced in the Mining industry. As a result of the continuing nature of these challenges, many oil and gas and mining companies have reduced, and may reduce further, their capital expenditure in response to financial and investor pressure, which has had and may continue to have a material adverse impact on the Company’s business, financial condition and results of operations.

In other markets, such as Power & Process, spending by customers depends on cost developments for new technologies, support for government initiatives and the availability of funding for projects. In Environment & Infrastructure, spending by customers is dependent upon changing environmental regulations, such as emissions reductions regulations described in ‘The Company may be adversely impacted by regional, national and/or global requirements in respect of emissions reductions’, as well as government spending on infrastructure projects, which may be influenced by budgetary constraints. The Company has experienced and may continue to experience increased competition for new contracts and some customers have also insisted on different, more onerous contract terms due to these conditions.

The Company expects to continue to derive the majority of its revenue from its operations in the United Kingdom, the United States and Canada. Therefore, the Company may be particularly affected by political and economic conditions in these geographic regions, such as political uncertainty, energy prices, potential economic deterioration and the availability and cost of credit, and by political and economic conditions in other regions that affect the United Kingdom, the United States and Canada. The transition to a new presidential administration in the United States may cause uncertainty and unpredictability for a period of time which may impact confidence and spending levels. In addition, following the majority vote in June 2016 for the United Kingdom to leave the European Union, there is uncertainty as to the effects an exit may have on economic or market conditions in the United Kingdom, Europe or globally.

The result of the UK general election on 8 June 2017 will also determine the stance Britain takes in its negotiations to leave the EU as well as the future of projects within the National Infrastructure Plan, which could create further uncertainty in UK projects.

Such uncertainty has the potential to lead to decreased or delayed investments in projects in the United Kingdom. Prolonged uncertainty or a worsening of economic conditions in the United Kingdom could have a material adverse effect on the Company’s business, financial condition and results of operations.

Adverse or volatile economic conditions may also impact liquidity and the availability of credit to the Company’s customers, as well as the demands of investors for greater returns in these markets, each of which may in turn influence the amount and timing of customer spending on capital investment and/or asset maintenance and may result in delays or cancellation of projects.

If the Company is unable to successfully anticipate changing economic and political conditions affecting the jurisdictions and markets in which it operates, it may be unable to effectively plan for, or respond to, those changes.

Changes in the prices of commodities and other materials may adversely impact demand for the Company’s service

Prices of commodities and other materials are volatile and influenced by a number of external factors, including the supply of, and demand for, the materials themselves, speculative activities by market participants, global political and economic conditions, the levels of production and the costs of exploring for, developing, producing, storing and delivering the materials. In particular, fluctuations in prices related to the oil and gas, metals, mining and minerals industries have adversely impacted the Company’s business since they have adversely affected customer spending. Fluctuations in prices have also adversely affected margins due to the reduced volume of work in the relevant industries and resulting increase in competition, which has negatively impacted margins for asset maintenance contracts, as well as for projects. During the year ended 31 December 2016, the majority of the Company’s revenues were derived from OG&C and Mining.

Amec Foster Wheeler Annual report and accounts 2016	177

Risk factors continued

Oil prices have declined significantly since 2014, dropping below $26 per barrel in early 2016 before recovering somewhat. The reduction in oil prices has adversely impacted investment in both oil & gas production by driving companies to focus on ways in which they can be more capital efficient, and this may continue if oil prices remain low. For example, companies may choose to reduce overall levels of upstream and downstream capital expenditure and look at options to improve the efficiency of operating expenditure. In addition, low oil prices may also negatively affect the availability of funding for projects. Conversely, as oil prices recover, downstream oil and gas customers may reduce expenditure on projects as a result of increasing costs, which may negatively impact the Company as it seeks to grow its business in this segment. Fluctuations in the price of metals and minerals, such as gold and copper, have also impacted mining customer spending. Such declines in the levels of capital expenditure by mining customers as a result of a reduction in prices could negatively impact the Company’s operations. Any delay, deferral or size reduction in its customers’ projects may restrict the opportunities available to the Company for organic growth and the achievement of its targets. A sustained and significant adverse change in the prices of commodities and other materials could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is exposed to the risks associated with operating in developing markets

The Company expects that an increasing proportion of revenues in the future will be in developing markets. Operations in these markets are exposed to risks that may not be encountered in countries with well established economic and political systems, which include, to a greater or lesser extent, changes in governmental regulations, trade restrictions and laws, tariffs and other barriers, the potential for nationalisation of enterprises or government policies favouring local production or restricting foreign investment, renegotiation or nullification of existing agreements, fluctuations in interest rates and currency exchange rates, the introduction of exchange controls and other restrictions by these foreign governments, timeliness of client payments, differing protections for intellectual property and enforcement thereof and divergent environmental laws and regulations. The Company may also be subject to heightened levels of crime, corruption or arbitrary and/or inconsistent governmental actions. These risks may impact the Company’s ability to operate successfully in a given emerging market in which it does not have experience operating or may influence its decision to expand its operations into other emerging markets.

Furthermore, some of these jurisdictions may have complex and, at times, immature legal and regulatory frameworks. Amec Foster Wheeler endeavours to conduct its business in accordance with the principles set forth in its Code of Business Conduct, and with its policies and procedures, and within the framework set by applicable regulatory requirements in each of its chosen markets and in the geographic regions in which it operates. However, if the Company does not comply with applicable legal and regulatory requirements, either as a result of the actions of its employees or the employees of the partners with whom the Company sometimes operates, this may lead to the loss of licences, cessations of business and/or potential civil and criminal liability for the Company and its management.

In addition, political and social unrest, for example in the Middle East, has had, and may continue to have, a negative impact on existing and future opportunities in the region. Political, economic and social instability may impact the Company’s operations by hindering its ability to send personnel abroad, to hire and retain local personnel, to conduct its operations in the same manner that it would in other jurisdictions or by requiring it to exit unstable jurisdictions. The foregoing may result in higher costs and have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s future business performance will depend on the award of new contracts, which depends on factors not entirely within the Company’s control

A substantial portion of the Company’s operating revenues are derived from new contract awards or projects. It is generally difficult to predict whether and when contracts will be awarded due to the lengthy and complex bidding and selection process. This process is affected by a number of factors, such as market conditions, a bidder’s reputation and experience both in the market and with the customer, financing arrangements, governmental approvals and environmental authorisations. The Company may experience a loss of new business, and therefore a loss of market share, if it is unable to accurately assess these factors as part of its bid. The Company has also experienced competition in relation to tenders for new contracts on price and/or based on the greater perceived financial strength, resources, experience or technological advantages of its competitors. The Company competes with international, national and local engineering, project management and consultancy firms. The Company may have to agree to lower prices or less favourable contract terms for contracts under bid or risk losing a bid, or it may decide not to pursue a contract if the expected profit margins are below minimum acceptable margins based on an assessment of the project or if the contract terms are unacceptable, all of which could negatively impact the Company’s order book and future business performance.

The bidding costs associated with tendering for new contracts can be significant and may not necessarily result in the award of a new contract. These costs are not usually recoverable, even if the tender is won. Furthermore, if new contract awards are not received, if awards are delayed or there are modifications regarding the scope of the contract, the Company may incur additional costs reallocating staff in a timely manner or may be required to terminate excess staff. In addition, preparation of bids can divert significant management and operating resources away from other activities key to the running of the business.

Any of the above factors could impact the Company’s ability to win new contracts and the failure to do so could have a material adverse effect on its business, financial condition and results of operations.

178	Amec Foster Wheeler Annual report and accounts 2016

Failure to meet customer expectations on project delivery could result in damage to reputation and/or loss of repeat business, and potentially lead to disputes

Many of the contracts that the Company enters into with its customers are long-term and may contain liquidated damages clauses relating to on time delivery and/or liquidated damages relating to performance and/or liability in respect of unliquidated damages. A number of factors, including failure to follow best practice guidelines, could mean that projects are not delivered to time, cost, quality or appropriate health, safety and environmental standards and therefore do not meet customer expectations or the expectations of the relevant third party. Any failure to deliver in accordance with customer expectations could subject the Company to damages and/or reduce its margins on these contracts. Failure to meet customer expectations may also result in disputes or litigation, cancelled contracts, additional costs incurred in excess of current contract provisions, or back-charges for alleged breaches of warranty and other contract commitments. Damage to the Company’s reputation or loss of repeat business as a result of its failure to meet its customers’ expectations could negatively impact its ability to win contracts in the future. The occurrence of any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

Lump sum contracts are subject to the risks associated with unanticipated modifications, technical problems and delays, which may have material negative financial consequences

The Company enters into reimbursable contracts (including target price contracts), in which it contracts either on the basis of actual costs plus a fee or multiplier or, especially in the oil and gas market, on the basis of a schedule of daily or hourly rates, and lump sum contracts, in which it contracts based upon specifications and other design information provided by the customer. Lump sum contracts have accounted for an increasing proportion of the Company’s revenue and order book and are expected to continue to grow in the medium term.

Lump sum contracts carry different risks than reimbursable contracts because the selling price of the project is agreed based on estimates at the time the contractor enters into the contract and the contractor assumes a greater proportion of the risks associated with completing the project. In particular, in the engineering, procurement and construction (‘EPC’) contracts in which the Company engages, the contractor sometimes has to assume the risk of design changes for which there is no variation entitlement under the contract because the contractor has assumed responsibility for the engineering design development, for example in situations where contractual responsibility has to be accepted for a front end design undertaken by others. The Company would typically seek to review the front end engineering design prior to agreeing to an EPC price and schedule. There can be no assurance that the Company will have the opportunity to fully validate the front end design before fixing the price and schedule. There may also be unanticipated technical problems with the equipment being supplied or developed by the contractor, changes in the costs of components, materials or labour, difficulties in obtaining required governmental permits or approvals, changes in labour conditions and other unexpected delays or costs. If any of the Company’s contracts are subject to these changes or modifications, and if the Company is unable to obtain a variation of the existing contract, or is not sufficiently reimbursed for the costs incurred as a result of these changes or modifications, there could be a material adverse effect on its business, financial condition and results of operations.

Long term contracts may be subject to early termination, variation or non renewal provisions

The Company enters into long term contracts with customers, which are performed over a period that may exceed two years. Such contracts may be terminated earlier than expected, either within the relevant notice periods or upon default or non performance by the Company, which may result in additional costs if adequate compensation is not received. It may be difficult to replace any lost contract with a new equally attractive contract, a new but less attractive contract, or at all. The Company’s contracts may be subject to variation by renegotiation or by requiring a different level of service to be provided. In some reimbursable contracts, customers may disagree with the statement showing the costs which have been incurred on a project. Such costs may be disallowed and so may not be recoverable. To the extent that the Company experiences any of the foregoing risks, it may experience reduced profitability or losses. As a result, this could have a material adverse effect on the Company’s business, financial condition and results of operations.

Projects included in the Company’s order book may be delayed or cancelled

The Company’s order book, at any specified date, consists of the Company’s share of the total remaining value of secured projects to be executed. Contracts are only included in the Company’s order book when they are signed or if they are due to be formally signed off within one month. Changes in project scope or schedule create uncertainty as to the portion of orders that can be performed or the amount of revenue that will be recognised in any given year. Customers may also not be able to secure approvals for their projects, which could result in a delay or cancellation of the proposed project. Even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed or fail to comply with the indemnity obligations in a given contract. Furthermore, fluctuations in currency exchange rates may affect the value of the order book. As a result of these uncertainties, the order book may not be a reliable indicator of future operating revenues or profitability. Material delays, cancellations or payment defaults could have a material adverse effect on the Company’s business, financial condition and results of operations.

Amec Foster Wheeler Annual report and accounts 2016	179

Risk factors continued

Failure to successfully defend against claims made by project owners, suppliers or subcontractors, or failure to recover adequately on claims made against project owners, suppliers or subcontractors, could materially adversely affect the Company’s business, financial condition and results of operations

The Company’s projects involve complex designs and engineering, the procurement of equipment and supplies and construction/construction management. The Company may encounter difficulties related to designs or engineering, equipment and supply delivery, schedule changes and other factors, some of which are beyond its control that may affect its ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations.

The Company generally relies on equipment manufacturers, subcontractors and suppliers to assist with the completion of their contracts, and the Company will continue to rely on such parties to complete its contracts in the future. As such, claims involving project owners, suppliers and subcontractors and other counterparties may be brought against the Company and by the Company in connection with project contracts that had been previously entered into by the Company. Claims brought against the Company may include back charges for alleged defective or incomplete work, breaches of warranty, negligence and/or late completion of the project work. The claims and back charges can involve actual damages, as well as contractually agreed-upon liquidated sums. The Company may suffer losses on contracts if the amounts it is required to pay for subcontractor services exceed the original estimates. Claims brought by the Company against project owners may include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between the Company and its suppliers, subcontractors and vendors may include claims for non-performance, delayed performance or sub-standard performance like those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings, and it is often difficult to accurately predict when these claims will be fully resolved and what the ultimate cost will be. Costs and charges associated with claims could have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, the Company assumes the technical risk and associated warranty obligations for selected contracts and projects meaning that the Company must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, they may not have previously produced such a product or system. The Company, as part of its operations, provides process technology and may be required to assume risks associated with the performance of such technology. Warranty obligations in both reimbursable and lump sum contracts can range from re-performance of engineering services to modification or replacement of equipment. Breach of technical requirements and associated warranty obligations could have a material adverse effect on the Company’s business, financial condition and results of operations.

The success of the Company’s projects depends substantially on the satisfactory performance by its partners of their contractual and other obligations

The Company has historically bid for contracts jointly with various partners, which are subject to inherent risks, such as differing opinions or views between partners, which may result in delayed decision making or a failure to agree on material issues. The Company expects to continue to enter into similar arrangements from time to time and as needed for contracts, thereby exposing it to such risks. In addition, from time to time, in order to establish or preserve a relationship, or to better ensure venture success, the Company may accept risks or responsibilities that are not necessarily proportionate to the reward it expects to receive. Although the Company may have decision making and audit rights in respect of its joint contractual arrangements, it typically will not wholly operate these ventures and therefore the Company may have limited control over decisions and actions, including internal controls and financial reporting.

The success of these contractual arrangements also depends, in large part, on the satisfactory performance by the Company’s partners of their contractual and other obligations, including their obligation to commit working capital, equity or security and to support their indemnification and other contractual obligations. If a partner fails to satisfactorily perform its obligations as a result of financial or other difficulties, the parties may be unable to adequately perform or deliver their contracted services. Under these circumstances, the Company may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, increased liabilities or significant losses with respect to the contract. In addition, a failure by a partner to comply with applicable laws, rules or regulations has in the past and could in the future negatively impact the Company’s reputation and business and, furthermore, could expose the Company to the risk of civil or criminal penalties, fines or the loss of licensing. In particular, the Company may decide to exit the arrangement on terms less favourable than its initial investment.

The occurrence of any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

180	Amec Foster Wheeler Annual report and accounts 2016

If the Company is unable to execute its business strategy, its business, financial condition and results of operations could be adversely affected

Amec Foster Wheeler’s financial performance and future prospects depend significantly on its ability to successfully implement its transformation programme and growth strategy, both at a corporate level and for individual business lines.

The success of Amec Foster Wheeler’s strategic delivery will rely on its ability to identify new opportunities and to generate sufficient customer interest for new offerings and in new segments and jurisdictions. This will be impacted by competition and, in particular, how Amec Foster Wheeler’s competitors respond to the Company’s refreshed business line strategies and existing market conditions. Furthermore, Amec Foster Wheeler’s ability to expand its existing offerings internationally will be subject to the risks of operating in new regions, and in particular in developing markets, as described in the risk factor entitled “The Company is exposed to the risks associated with operating in developing markets”. Transfer of employees and compliance with regulation, among other things, will result in additional costs for the Company.

The successful delivery of Amec Foster Wheeler’s corporate strategy is contingent on the Company’s ability to retain or attract employees with specific skill sets, as described in the risk factor entitled “The Company may lose key management or face difficulty in attracting and retaining appropriately skilled personnel”, to deliver efficient services to customers, meeting their expectations and demands and, in some specific instances, to expand the scope of work beyond what Amec Foster Wheeler has traditionally provided to its customers. This will, in part, require the development or introduction of new technological offerings or the establishment of new partnerships with industry participants, such as technology owners or EPC contractors. There can be no assurances that new offerings will be implemented in a timely manner or at all, and any delay may result in Amec Foster Wheeler incurring additional costs. There can also be no assurances that new partnerships will develop as expected, which may impact Amec Foster Wheeler’s ability to deliver certain services to customers.

Part of Amec Foster Wheeler’s strategy will also entail building the capacity and headcount of its India Operations. The Company expects that these operations will enable it to more efficiently and effectively deliver projects to its customers across all markets. Failure to do so may impact Amec Foster Wheeler’s ability to compete on new bids, as well as its ability to deliver projects in line with customer expectations.

In the event that Amec Foster Wheeler is unable to achieve the anticipated benefits of its strategic plan, this could have a material adverse effect on its growth prospects and future profitability. In addition, depending on changing market, operational and financial conditions and management’s future expectations, the Company may decide to alter or discontinue certain aspects of its stated strategy.

Implementation of Amec Foster Wheeler’s new organisational model involves numerous challenges that may be more time-consuming and costly than expected, or may not achieve the expected results

Amec Foster Wheeler has recently reorganised its organisational model along four market facing business lines in order to better align its business to meet customer needs and increase efficiency. A significant amount of management’s time has been and will be dedicated to the reorganisation and this may impact their ability to run the business effectively. In addition, it is possible that the reorganisation may result in turnover of key personnel and the management team may be required to spend additional time and money hiring suitable replacements. Uncertainty arising from the reorganisation could also result in decreased productivity by Amec Foster Wheeler’s employees, which in turn could negatively impact Amec Foster Wheeler’s ability to deliver projects to the required timeframe or quality and could have a negative impact on the Company’s reputation.

Furthermore, as part of the reorganisation Amec Foster Wheeler identified approximately £100 million of net annualised cost savings, primarily through a reduction in headcount, along with associated property and personnel costs. Such actions may lead to employee dissatisfaction, which could impact the Company’s ability to meet its obligations under its contracts and manage its operations efficiently, and may also negatively impact the Company’s ability to attract individuals to fill key roles. To the extent that these measures take longer than expected to implement, this may negatively impact the Company’s ability to achieve its targeted cost savings and the Company may be required to incur additional costs. Furthermore, such headcount reductions carry the risk of legal actions taken by employees who believe they have been unfairly or wrongfully terminated. Legal actions could result in additional costs being incurred by the Company.

Amec Foster Wheeler Annual report and accounts 2016	181

Risk factors continued

The Company is subject to risks associated with divesting non-core businesses and assets

The Company may face risks arising out of its ongoing portfolio review. In particular, the Company may be unable to find purchasers for assets or businesses to be disposed, and the Company may not be able to meet the targets associated with its disposal programme. For example, it has taken longer than expected to execute the sale of the Global Power Group and, although the sale of the circulating fluidised bed boiler business is expected to close in the second quarter of 2017, the Company is still in discussions on the sale of the remaining portion of the business. Activities arising from the ongoing portfolio review and any subsequent disposals will require additional time of key management, as well as additional financial resources. To the extent that the Company is unable to proceed with the portfolio review and any disposals in the timeframe that it expects, or further management or other resources are required to carry out those activities, it may have a negative financial impact on the Company.

The Company remains at risk of potential litigation and business claims in relation to divested and non-core businesses where it has provided warranties and/or indemnities to the purchaser or has continuing obligations, such as to carry out environmental remediation. Where appropriate, the Company has made provision for these obligations, but it is possible that the actual costs incurred in settling any claims will materially exceed those provisions. Claims that may arise in connection with such obligations and liabilities may divert the Company’s management and may result in additional financial resources being incurred, and could have a material adverse effect on the Company’s business, financial condition and results of operations.

A major environmental or health and safety incident could lead to reputational damage and potential liabilities

The Company is involved in activities and environments that can be dangerous and that have the potential to cause serious injury to personnel or damage to property or the environment. The Company’s projects are complex and place employees and others near large equipment, dangerous processes, highly regulated materials or in remote and challenging environments. The Company is responsible for the safety and security of its employees travelling on company business and while working at project sites, and of third party personnel while working at project sites under the supervision of the Company, and, accordingly, must implement safety procedures. Failure to comply with such procedures may cause the Company to be subject to losses and liability under client contracts or statutory regulations.

Should significant environmental damage occur, either as a result of actions by the Company or by third parties, this could have a negative impact in the markets in which the Company operates. Any failure in health and safety performance or a major environmental incident is likely to result in additional costs in terms of potential liabilities or remediation costs incurred as a result. Such a failure could generate significant adverse publicity, result in employee turnover and damage the Company’s reputation, which may adversely impact its ability to win new business, which, in turn, could have a material adverse effect on its business, financial condition and results of operations.

Failure to comply with health, safety and environmental laws could have a material adverse effect on the business, financial condition and results of operations of the Company

The Company is subject to numerous laws, regulations and policies concerning the protection of health, safety and the environment, such as those concerning the use and production of waste and by products considered to be hazardous under the environmental laws and regulations of the jurisdictions in which it operates, including nuclear and low level radioactive materials, the remediation of environmental contamination, waste water and waste disposal or that otherwise relate to environmental protection. Failure to comply with such laws, regulations and policies could potentially lead to reputational damage, fines, litigation and claims for compensation, which can be substantial. Non-compliance may also result in the withdrawal or suspension of licences and permits, or the Company may be forced to undertake extensive remedial clean up action or to pay for government ordered remedial clean up actions, even in cases where such hazards have been caused by third parties. The Company may also be subject to liabilities for environmental contamination as an owner or operator (or former owner or operator) of a facility or as a generator of hazardous substances without regard to negligence or fault. The Company could also be exposed to risks associated with the proper storage and decommissioning of radioactive materials and the impact of nuclear regulation. As part of any contract involving work or services at or in connection with nuclear facilities, the Company typically seeks an indemnity in respect of nuclear liability from its customers. Where an indemnity is not provided, international nuclear conventions, such as the Paris Convention and the Vienna Convention, protect the Company against liability, provided that the Company’s contracting entity is registered in a country which is a signatory of the relevant convention. However, an incident which results in a breach of nuclear regulation, including contamination, may still result in reputational damage for the Company. In cases where the Company’s customers are not prepared to provide an indemnity of this nature, and if no protection is provided by local legislation and/or international convention, the Company may be required to bear the cost of such liabilities in addition to any reputational damage.

Changes in environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in unanticipated material costs and liabilities. There can be no assurance that the Company will not incur significant additional costs in the future or be subject to further liabilities in relation to its operations. The Company is also required to comply with environmental and engineering licensing requirements in each of the jurisdictions in which it currently operates. Failure to do so could lead to fines, disgorgement of profits, withdrawal or suspension of licence or other penalties. The occurrence of any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

182	Amec Foster Wheeler Annual report and accounts 2016

If the actual number and/or cost to Amec Foster Wheeler of resolving asbestos-related claims is higher than expected, there may be an adverse effect on its cash flows and its results to the extent that the additional cost is not covered by insurance, or expected insurance recoveries are not, in fact, realised

Certain of Amec Foster Wheeler’s subsidiaries have been named as defendants in numerous asbestos-related lawsuits and out of court administrative claims in which the plaintiffs claim damages for bodily injury or death alleged to have arisen from exposure to asbestos, primarily in connection with asbestos placed by others on steam generating units and auxiliary equipment allegedly assembled, installed and/or sold by those subsidiaries. In the United States, certain former Foster Wheeler subsidiaries have received claims alleging personal injuries due to contracting work performed by them and occasionally from exposure to asbestos-containing components installed in their steam generating units and auxiliary equipment. The Company expects that these subsidiaries will be named as defendants in additional and/or similar suits, and that new claims will be filed in the future. Whilst some of these claims have been, and are expected to be, made in the United Kingdom, the majority have been, and are expected to be, made in the United States.

The Company has provided for the estimated indemnity amounts and defence costs that it expects to incur in relation to open and expected future asbestos-related claims in each year in the period to 2050. The Company has also recognised the estimated future recoveries under its insurance arrangements against the costs of resolving these claims.

Several factors, including differences in how claims are evaluated and external events affecting the quantity and types of asbestos claims, could result in the cost of current asbestos claims and the number and cost of future asbestos claims being substantially higher than previously estimated. The timing of payment of such claims could also be sooner than expected and the duration of the payment period for asbestos liabilities could be longer than previously estimated.

It is possible that the actual number of future claims brought against the Company and the cost of resolving pending and future claims could be substantially higher than expected due to a number of factors, which include:

►	an increase in the rate at which new claims are filed and increases in the number of new claimants;

►	adverse changes in the mix of diseases alleged to be suffered by the claimants;

►	adverse changes in the mix of claimants making allegations;

►	increases in indemnity payments or defence costs associated with asbestos claims;

►	decreases in the proportion of claims dismissed with zero indemnity payments;

►	indemnity payments being required to be made sooner than expected;

►	adverse fluctuations in the discount rate (e.g., the 30 Year US Treasury Rate) used to discount the provision for asbestos-related claims and related insurance recoveries;
►	adverse changes to forecasting, estimation or valuation assumptions or methodologies (whether related to potential liabilities, claims and/or associated costs);

►	payment of damages in amounts greater than expected; or

►	adverse changes in legislative or judicial standards governing the filing, handling or resolution of asbestos-related claims.

Whilst certain of these claims are covered by insurance, the settlements that the Company made with its insurers were sometimes for fixed monetary amounts and/or provide cover only for claims made before a specified future date. Accordingly, a future increase in Amec Foster Wheeler’s asbestos-related liabilities would not result in an equivalent increase in the amount recoverable from those insurers. It is also possible that insurance recoveries may not be realised in full and on time or at all, due to insurer insolvency or for some other reason. To the extent that any defence and/or indemnity costs incurred by Amec Foster Wheeler for open and expected future asbestos-related claims are not covered by insurance proceeds, it would be responsible for the payment of those costs, which would adversely affect its cash flows.

If further provisions are necessary to sufficiently cover future asbestos related liability, this could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may be adversely impacted by regional, national and/or global requirements in respect of emissions reductions

International agreements, national laws, state laws and various regulatory schemes that limit or otherwise regulate emissions measuring and control of air pollutants and greenhouse gases are under consideration by different governments and governmental entities. Increasingly stringent regulatory requirements in the area of air pollution control and greenhouse gases may be imposed in the future. For example, in 2015 the United Nations Climate Change Conference in Paris (‘COP21’) established a new framework for achieving reduced emissions levels, which in turn means lower fossil fuel consumption.

Such regulations may negatively impact client investments in capital projects in the Company’s markets. For example, it is anticipated that, following COP21, the oil and gas industry will be negatively impacted in a number of ways. In particular, exploration may decline which would in turn lead to a significant reduction in capital expenditure by the Company’s customers. Furthermore, involvement in markets which are perceived as being high in carbon emissions may negatively impact Amec Foster Wheeler’s ability to grow its business and market its services in the renewables and ‘low carbon’ markets. The occurrence of any of these events could have a materially adverse effect on the Company’s business, financial condition and results of operations.

Amec Foster Wheeler Annual report and accounts 2016	183

Risk factors continued

The Company may lose key management or face difficulty in attracting and retaining appropriately skilled personnel

The Company’s future success is dependent on its ability to attract and retain key management and suitably qualified people to execute its projects, such as qualified engineering managers and lead engineers, project managers and other highly skilled personnel for their new and ongoing businesses and projects. In some of the markets in which the Company operates, there is still a scarcity of resources for key positions and ongoing competition for suitably qualified and experienced personnel from other companies and organisations.

While the Company may have appropriately qualified and experienced personnel, it may find it difficult to move them between projects and regions and this could impact its ability to meet obligations under its contracts. In addition, in certain jurisdictions, the Company may be required to meet employment or ownership targets for local and/or historically disadvantaged populations. In addition, Amec Foster Wheeler may be unable to provide compensation to such individuals at the same level as its competitors, which may put it at a competitive disadvantage.

Senior management has contributed to the Company’s ability to obtain, generate, manage and develop customer and revenue opportunities. There can be no assurances that such individuals will remain following the reorganisation of Amec Foster Wheeler’s business. Prolonged absences by or shortages of key personnel and difficulties in relocating the Company’s personnel could adversely affect the Company’s ability to implement its strategy and manage its operations efficiently, which could have a material adverse effect on its business, financial condition and results of operations. See the risk factor entitled “Implementation of Amec Foster Wheeler’s new organisational model involves numerous challenges that may be more time-consuming and costly than expected, or may not achieve the expected results” above.

Failure or security breaches of the Company’s information technology (‘IT’) systems and/or data security may result in losses

The Company is dependent on the efficient operation of its IT systems and its use of internal and client data. Such systems, including those provided by third party service providers, may fail and/or sensitive data held by them may be lost.

Information and communication systems by their nature are susceptible to internal and external security breaches, including computer hacker and cyber-terrorist breaches, wilful breaches by employees and employees succumbing to criminal scamming from external sources, and can fail or become unavailable for a significant period of time. A significant performance failure of Amec Foster Wheeler’s IT systems could lead to loss of control over critical business, project information, client and Company information and/or systems (such as design tools, contract costs, invoicing, payroll management and/or internal reporting), resulting in an adverse impact on the ability to operate effectively or to fulfil contractual obligations. Such failure may, in turn, lead to a loss of customers, revenue and profitability, the incurring of significant remedial costs and reputational harm.

The Company’s operations are especially dependent on the use of internal data and customer data. The Company has incurred, and will continue to incur, expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations relating to the collection, use and security of personal information data. Failure to comply with such data privacy laws and regulations may result in fines, penalties, claims and reputational damage. Additionally, if data security controls fail, there is a risk that the Company will unintentionally disclose protected, sensitive or personal data, including important intellectual property, which could lead to the violation of client confidentiality agreements, reputational harm and the loss of critical data, and which in turn could lead to fines and/or claims.

Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.

Failure to adequately defend intellectual property rights or third-party claims of intellectual property rights violation could result in a loss of future business to competitors

Amec Foster Wheeler’s intellectual property consists mainly of trademarks in some of the jurisdictions in which it operates and limited patented technology. The Company has relied on a variety of laws and contractual restrictions to protect its intellectual property rights, including patent protection, laws governing trade secrets and unfair competition and non-disclosure and confidentiality provisions.

The Company protects its intellectual property using any available legal means, including, where necessary, pursuing legal action. However, these means may not adequately protect the Company’s rights or permit the Company to gain or keep any competitive advantage. The Company may be required to defend claims of patent infringement, infringement of third-party proprietary rights or breach of confidence, and its success within the Company’s historic markets will depend on its ability to do so. Any claims, even if they are without merit, may be burdensome, expensive and time consuming to defend, subject the Company to damages, cause it to cease making, using or selling certain products that incorporate the disputed intellectual property, require it to redesign its products, divert management time and attention and/or require it to enter into costly royalty or licensing agreements, in each case which could have a material adverse effect on the Company’s business, financial condition and results of operations.

184	Amec Foster Wheeler Annual report and accounts 2016

Failure to comply with anti corruption laws and regulations, economic sanction programmes or other laws and regulations may result in the Company becoming subject to fines or penalties and the disruption of its business activities

Many of the countries in which the Company operates have anti corruption laws and regulations that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favourable government action. The Company is subject to these laws and regulations, including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010. Additionally, economic sanctions programmes, including those administered by the United Nations, the European Union and the US Office of Foreign Asset Control, restrict the Company’s business dealings with certain sanctioned countries. Many of these regulations and sanctions programmes establish record keeping obligations.

The Company is exposed to the risk of violating anti corruption laws and sanctions regulations applicable in those countries where it or its partners operate. Some of the locations in which the Company currently operates lack a developed legal system and have high levels of corruption.

Whilst the Company mandates compliance with relevant policies, laws and regulations (including anti-corruption laws), and has implemented procedures and controls to monitor internal and external compliance, there can be no assurance that the Company’s policies and procedures will be followed at all times or will effectively detect and/or prevent violations of the applicable laws or other fraudulent activity by one or more of its employees, consultants, subcontractors, agents or partners. In addition, the Company may also be deemed to be responsible or face civil or criminal liability (including penalties or other fines) as a result of historical matters related to previously acquired companies.

Violations of anti corruption laws and sanctions regulations are punishable by civil penalties, including fines, disgorgement of profits, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licences, as well as criminal fines and imprisonment. The quantum of any fines levied is difficult to predict and may be material. In addition, any major violations or failure to comply with corporate governance best practices could have a significant impact on the Company’s reputation, including by way of shareholder activism, and, consequently, on its ability to win future business. Should any of the above occur, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is exposed to funding risks in relation to its defined benefit pension schemes

The Company operates a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for salary escalation (for those plans where benefits are linked to future salaries), pension increases, discount rate, inflation, investment return and member longevity. The Company expects to continue to operate these schemes, although the most significant schemes are now closed to future accrual. Based on the Company’s current assumptions, it expects to be able to fund its ongoing pension liabilities without seeking recourse to additional external financing. Actual results could differ from the assumptions made.

A prolonged period of lower than expected asset returns and/ or unexpected increases in longevity could create or worsen a funding shortfall in one or more of the schemes, in which circumstances, the Company may agree, or be required, to make additional cash contributions to the schemes to eliminate the funding shortfall. If significant, such additional contributions may constrain the Company’s ability to invest in acquisitions or capital expenditure, thereby adversely impacting growth and profitability. In addition, in certain limited circumstances, the Company may be required to contribute significant additional amounts to its UK pension schemes, either as a result of actions by the Pensions Regulator in the United Kingdom to impose financial support directions or contribution notices, or by the trustees of the Company’s defined benefit schemes, for example, if the trustees take a more prudent approach to deficit recovery payments or if the trustees were to determine that a portion of any proceeds from a disposal or capital raising should be used to support the pension fund, which could thereby also have a material adverse effect on the Company’s financial condition and results of operations.

Adverse changes in macroeconomic, market and other conditions could result in the impairment of the Company’s goodwill and other intangible assets and may affect the Company’s distributable reserves

Goodwill is tested for impairment annually, or more often if an event or circumstance indicates that it may be impaired. Other intangible assets are tested for impairment whenever there is an indication of impairment. An impairment test is an assessment of whether the carrying amount of an asset can be supported by the net present value of the future cash flows that are expected to be delivered from it, either by the Company in its business or from sale. An impairment test requires management to make certain critical assumptions, including future sales volumes, profit margins and long-term growth rates and to determine an appropriate discount rate to apply to the estimated cash flows. Other factors that may affect revenue and profitability (for example, intensifying competition, pricing pressures, regulatory changes and other industry developments) are also considered. Discount rates are based on current yields on government bonds, the level of which may change substantially from period to period and which may be affected by political and economic developments which are beyond the Company’s control.

An impairment loss is recognised if the carrying value of the asset is not supported by the net present value of the cash flows expected to be derived from it. Whilst an impairment loss does not in itself affect cash flows, it may be an indication that future cash flows will decline. Moreover, any significant impairment in the carrying value of goodwill may indicate an associated impairment in the related investment held by the parent company. No assurance can be given that any such future impairment loss would not affect the Company’s distributable reserves and, therefore, its ability to pay dividends to its shareholders.

Amec Foster Wheeler Annual report and accounts 2016	185

Risk factors continued

External events beyond the Company’s control could have a negative impact on its operations or reputation

The Company’s operations may be interrupted by a significant external event beyond its control, including a fire, flood, natural disaster, pandemic or political or social unrest. Such external events pose a risk to Amec Foster Wheeler’s employees and its business infrastructure and a prolonged disruption to its operations could negatively impact its ability to deliver projects on time or at all. A failure to meet customer expectations on project delivery could result in damage to Amec Foster Wheeler’s reputation. Whilst the Company has implemented emergency preparedness procedures, there can be no assurance that the Company’s policies and procedures will be followed at all times or ensure an effective and/or timely response to an event. The occurrence of any such harm or any disruptions to the Company’s business could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is exposed to certain tax risks

The Company undertakes tax planning that management believes is compliant with legislation and accepted practice. However, recent changes to the tax environment have brought into question the legitimacy of tax planning previously undertaken by multinational entities, and in particular, there have been several recent tax cases against tax authorities and large groups. Changes to tax legislation or the tax authorities’ view that the Company’s tax planning is compliant could have a material adverse effect on the Company’s business, financial condition and results of operations. For further detail, see note 1 on page 121.

The Company may also be negatively impacted by increases in its effective tax rate. The effective tax rate of Amec Foster Wheeler can fluctuate significantly from period to period as a result of changes in tax laws, treaties or regulations, or their interpretation, of any country in which it operates, the varying mix of income earned in the jurisdictions in which it operates, the realisability of deferred tax assets, including the inability to recognise a tax benefit for losses generated by certain unprofitable operations, cash repatriation decisions, changes in uncertain tax positions and the final outcome of tax audits and related litigation. An increase in the Company’s effective tax rate could have a material adverse effect on the Company’s business, financial condition and results of operations.

It can be difficult or expensive to obtain insurance coverage and there can be no assurance that sufficient coverage will be secured or maintained

Amec Foster Wheeler maintains commercial insurance in amounts that are believed by the respective entities to be appropriate against risks commonly insured against by similar businesses. However, there can be no assurance that the Company will be able to obtain similar levels of cover on acceptable terms going forward or at all. In addition, even with such insurance in place, the risk remains that the Company may incur liabilities to clients and other third parties which exceed the limits of such insurance cover or are not covered by it. If any of the Company’s insurers fail, refuse to renew or revoke coverage or otherwise cannot satisfy their insurance requirements to the Company, then the overall risk exposure and operational expenses of the Company could increase and the Company’s business operations could be disrupted, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

Fluctuations in exchange rates could negatively impact the Company

The primary impact of fluctuations in exchange rates for the Company is translational (i.e. the translation of foreign assets and liabilities into pounds sterling for reporting purposes). The Company presents its financial statements in pounds sterling and has a significant portion of euro, Canadian dollar and US dollar denominated assets, liabilities and earnings as a result of the significant assets and revenues of the Company across Europe and North America. Consequently, any change in exchange rates between the euro, Canadian dollar and US dollar, on the one hand, and the pound sterling, on the other hand, could affect the Company’s consolidated income statement and balance sheet when translated for reporting purposes. In addition, since a significant portion of the Company’s order book is denominated in currencies other than pounds sterling, currency fluctuations may also affect its order book, making it a less reliable indicator of future revenues.

Transaction risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency. In the ordinary course of business, Amec Foster Wheeler hedges the risk of foreign currency exposure by way of forward foreign exchange contracts. Such hedging transactions do not, however, eliminate the exchange rate risk entirely and may not be fully, or at all, effective. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Moreover, hedging transactions are entered into based on assumptions which may prove to be incorrect and hedging activities involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase losses.

186	Amec Foster Wheeler Annual report and accounts 2016

A further weakening of the pound sterling may impact the Company’s overall liquidity as its facilities are sterling denominated. The Company will continue to hedge its exposure to currency transaction risk and will look to hedge its exposure to foreign currency cash flows through the use of foreign currency debt and forward foreign exchange contracts, thereby exposing it to the risks associated with hedging activities. If these risks are not effectively managed, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

The uncertainties about the effects of the recommended all share offer for Amec Foster Wheeler plc by John Wood Group (the Offer) could have a materially adverse effect on the Company

Uncertainty about the effects of the Offer, including effects on employees, host governments, partners, contractors, regulators, suppliers and customers, could have a material adverse effect on the business, results of operations and financial condition of the Company. These uncertainties could cause:

►	parties that have business or other relationships with the Company to defer the consummation of other transactions or other decisions concerning the business of the Company or to seek to change their existing business or other relationships with the Company

►	our prospective customers to decline or delay entering into new agreements or purchasing our services which could cause our future revenues to materially decline or any anticipated increases in revenues to be lower than expected, ultimately impacting our results of operations and cash flows

►	the attention of our management and our employees to be diverted from day-to-day operations as they focus on the requirements of the Offer

►	our ability to attract new employees and retain our existing employees to be impaired by uncertainties associated with the Offer, and we may be required to incur substantial costs to recruit replacements for lost personnel

In addition, our costs and expenses related to the transaction (including legal, accounting and certain financial advisory fees and expenses) will be required to be paid even if the transaction is not consummated.

The occurrence of any of these events individually or in combination could have a material adverse effect on our results of operations and our share price.

Amec Foster Wheeler Annual report and accounts 2016	187

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

	2016	2015	2014
	£m	£m	£m
Continuing operations
(Loss)/profit before net financing expense	(482)	(205)	148
Intangibles amortisation and impairment	655	444	49
Net asbestos-related (income)/costs	(4)	(13)	8
Exceptional items	131	108	94
Share of trading profit of joint ventures	18	40	22
Trading profit	318	374	321

Trading margin

Trading margin represents trading profit expressed as a percentage of revenue.

Trading margin is a non-IFRS measure that is used by management to measure the success of our businesses in managing their cost base and improving profitability.

£m unless stated otherwise	2016	2015	2014
Continuing operations
Revenue	5,440	5,455	3,993
Trading profit	318	374	321
Trading margin	5.8%	6.9%	8.0%

188	Amec Foster Wheeler Annual report and accounts 2016

Adjusted profit before tax

Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

Adjusted profit before tax is a non-IFRS measure that is used by management to assess the trend in the Group’s overall profitability.

	2016	2015	2014
	£m	£m	£m
Continuing operations
(Loss)/profit before tax	(542)	(235)	155
Intangibles amortisation and impairment	655	444	49
Net asbestos-related costs/(income)	4	(6)	9
Exceptional items	133	121	98
Share of income tax of joint ventures	4	10	6
Adjusted profit before tax	254	334	317

Cash flow measures

Trading cash flow

Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions and amounts recognised in trading profit, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

Trading cash flow is a non-IFRS measure which is an indicator of the Group’s ability to generate cash from its continuing operations before taking into account exceptional items and the servicing of long-term obligations and the settlement of legacy issues.

	2016	2015	2014
	£m	£m	£m
Cash generated from operations	170	220	200
Net asbestos-related payments	21	22	5
Excess of pension contributions over amounts recognised in trading profit	4	3	2
Cash outflow on exceptional items	82	72	58
Legacy settlements and discontinued operations	88	36	9
Currency translation differences	(25)	(19)	(5)
Write off of finance arrangement fees	–	12	–
Dividends received from joint ventures	35	42	14
Trading cash flow	375	388	283

Cash conversion

Cash conversion represents trading cash flow expressed as a percentage of trading profit. Cash conversion is a non-IFRS measure that we use as a measure of the efficiency of our businesses in converting their trading results into cash.

£m unless stated otherwise	2016	2015	2014
Trading cash flow	375	388	283
Trading profit	318	374	321
Cash conversion	118%	104%	88%

Amec Foster Wheeler Annual report and accounts 2016	189

Performance measures continued

Other measures

Underlying change in revenue

Management uses the underlying change in revenue to measure the organic growth of our businesses relative to each other, to our markets and to our competitors.

We define the underlying change as the year-on-year change excluding the effect of, acquisitions and disposals of businesses and currency exchange rate movements.

Underlying change – 2016 compared with 2015

		Currency	Underlying		Underlying
	2015	translation	change	2016	change
	£m	£m	£m	£m	%
Continuing operations
Americas	2,646	306	(436)	2,516	-15%
NECIS	1,492	7	(2)	1,497	–
AMEASE	1,050	115	(63)	1,102	-5%
GPG	364	41	1	406	–
Investment Services	15	1	–	16	–
Intercompany eliminations	(112)	–	15	(97)	–
	5,455	470	(485)	5,440	-8%

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

	2016	2015	2014
Dividend per ordinary share	7.4p	29.0p	43.3p
Adjusted diluted EPS from continuing operations	50.4p	67.7p	79.5p
Dividend cover	6.8x	2.3x	1.8x

Order book

Our order book represents the total remaining value of secured projects to be executed up to any break point in the relevant contracts. Contracts are included in our order book only when they are signed and we do not include contracts won by joint ventures.

Our order book and order intake are significant indicators of our future revenues. As at 31 December 2016, our order book was £5.8bn (2015: £6.6bn). We discuss significant recent contract wins in the strategic report on page 24.

190	Amec Foster Wheeler Annual report and accounts 2016

Prior year operating results

Reported under IFRS

£m unless stated	2015	2014	Change
Continuing operations
Revenue	5,455	3,993	+37%
(Loss)/profit before net
financing expense	(205)	148	–
(Loss)/profit before tax	(235)	155	–
Cash flow from operations	220	200	+10%
Diluted earnings per share	(66.1)p	35.1p	–
Dividend per share	29.0p [1]	43.3p	-33%

1 Includes the proposed final dividend for 2015 of 14.2p per ordinary share.

Adjusted measures

				Underlying
£m unless stated	2015	2014	Change	change[7]
Continuing operations
Revenue	5,455	3,993	+37%	-7%
Trading profit[1]	374	321		-19%
Trading margin[2]	6.9%	8.0%	-110bps
Adjusted profit before tax[3]	334	317		+5%
Trading cash flow[4]	388	283	+37%
Cash conversion[5]	104%	88%
Adjusted diluted earnings per share[6]	67.7p	79.5p		-15%

1	Trading profit represents profit before net financing expense before the amortisation and impairment of intangible assets, asbestos-related costs (net of insurance recoveries) and exceptional items, but including the Group’s share of the trading profit of joint ventures.

2	Trading margin represents trading profit expressed as a percentage of revenue.

3	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

4	Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefit contributions over amounts recognised in trading profit, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.

5	Cash conversion represents trading cash flow expressed as a percentage of trading profit.

6	Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

7	Underlying change excludes the effect of flow-through procurement, acquisitions and disposals of businesses and currency exchange rate movements.

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

Amec Foster Wheeler Annual report and accounts 2016	191

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

Exceptional and asbestos-related items

Net exceptional and asbestos-related costs totalling £115m (2014: £107m) were recognised in arriving at profit before tax from continuing operations, as follows:

►	costs of £97m relating to the integration of Foster Wheeler and AMEC (including internal staff costs associated with identifying and achieving cost synergies)

►	a £5m loss incurred following an unauthorised payment made from the Australian business and not expected to be recovered

►	£13m amortisation of facility fees associated with the acquisition of Foster Wheeler

►	during the year ended 31 December 2015, the Group recognised net asbestos-related income of £6m (2014: costs of £9m) in profit before net financing expense, which related to the movement in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler of £5m and experiential gains of £9m as the liability is reassessed on an annual basis. In addition, there was an asbestos-related interest expense of £7m related to the unwinding of the discount applied to the liability and costs of £1m associated with managing the liability

Trading profit and trading margin

£m unless stated	2015	2014	Change	Underlying change
Revenue[1]	5,455	3,993	+37%	-7%
(Loss)/profit before net financing expense	(205)	148
Amortisation and impairment of intangibles	444	49
Net asbestos-related (income)/ costs	(13)	8
Exceptional items	108	94
Share of trading profit of joint ventures	40	22
Trading profit[1]	374	321	+17%	-20%
Trading margin[1]	6.9%	8.0%	-110bps	-100bps
Order book	£6.6bn	£6.3bn	+5%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

Trading profit increased by 17% to £374m (2014: £321m). Trading margin decreased by 110 basis points to 6.9% (2014: 8.0%).

On a proforma basis and excluding the effect of currency movements and bolt on acquisitions, trading profit was £83m lower than 2014 with reductions in the Americas and NECIS partly offset by growth in AMEASE. Within the Americas, trading profit fell by 36% on an underlying basis, as a result of pricing pressure in the oil & gas market and trading margin was down by 350 basis points compared with 2014, due to an increased proportion of EPC in our scope, particularly in downstream oil & gas and clean energy.

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

192	Amec Foster Wheeler Annual report and accounts 2016

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

Earnings per share

The diluted loss per share was (67.2) p (2014: EPS 26.5p), comprising a loss per share of (66.1p) (2014: EPS 35.1p) from continuing operations and a loss of (1.1)p (2014: 8.6p) from discontinued operations.

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

Amec Foster Wheeler Annual report and accounts 2016	193

Prior year operating results continued

Results by operating segment
(presented on a proforma basis)
Americas

£m unless stated	2015	2014	Change	Underlying change[1]
Revenue	2,646	2,705	-2%	-3%
Profit before net
financing expense	94
– Intangibles
amortisation and
impairment	46
– Exceptional items	22
– Share of trading
profit of joint
ventures	(1)
Trading profit[1]	161	258	-38%	-36%
Trading margin[1]	6.1%	9.6%	-350 bps
Order book	£2.0bn	£2.0bn	–

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

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

Northern Europe and CIS (NECIS)

£m unless stated	2015	2014	Change	Underlying change[1]
Revenue	1,492	1,705	-12%	-13%
Profit before net
financing expense	60
– Intangibles
amortisation and
impairment	41
– Exceptional items	13
– Share of trading
profit of joint
ventures	20
Trading profit[1]	134	137	-2%	-5%
Trading margin[1]	9.0%	8.0%	+100bps
Order book	£2.4bn	£2.3bn	+4%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

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

Asia, Middle East, Africa and Southern Europe (AMEASE)

£m unless stated	2015	2014	Change	Underlying change[1]
Revenue	1,050	1,031	+2%	+2%
Profit before net
financing expense	13
– Intangibles
amortisation and
impairment	23
– Exceptional items	28
– Share of trading
profit of joint
ventures	4
Trading profit[1]	68	53	+27%	+18%
Trading margin[1]	6.5%	5.2%	+130bps
Order book	£1.8bn	£1.6bn	+6%

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

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

194	Amec Foster Wheeler Annual report and accounts 2016

Global Power Group

£m unless stated	2015	2014	Change	Underlying change[1]
Revenue	364	454	-20%	-20%
Profit before net
financing expense	(302)
– Intangibles
amortisation and
impairment	334
– Exceptional items	4
– Share of trading
profit of joint
ventures	15
Trading profit[1]	51	69	-26%	-31%
Trading margin[1]	14.0%	15.2%	-120bps
Order book	£0.4bn	£0.4bn	–

1	Non-IFRS measure (see Performance measures on pages 188 to 190).

Revenues in GPG fell by 20% to £364m (2014: £454m), primarily driven by a decline in project activity. On an underlying basis, revenue was also down 20%.

Trading profit fell by 26% to £51m (2014: £69m). Trading margin was 14.0%, down 120 basis points, driven by pricing pressure in weak market conditions and lower resource utilisation, and reflecting the non-recurrence of £20m one-off income from a license settlement in 2014

Investment Services

During the periods under review, Investment Services principally comprised the Incheon Bridge PPP project in Korea and the Lancashire Waste project (which the group exited in 2014), the Group’s insurance captive, the Group’s wind development activities and a range of other non-core activities.

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

Discontinued operations generated an overall loss for the year of £4m (2014: £27m).

Amec Foster Wheeler Annual report and accounts 2016	195

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

Financial calendar

The financial calendar for 2017 is as follows:

Annual General Meeting[1]	2 June 2017
Half-year 2017 results issued	10 August 2017
Full-year 2017 results issued	March 2018
2017 annual report published[2]	March 2018

1	Information on the Company’s AGM is provided in the governance report on page 89.

2	Our annual report will be filed with the SEC on Form 20-F and periodic results announcements will be furnished to the SEC on Form 6-K.

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

Dividends

We usually announce our interim dividend for the year with our half-year results in August and it is paid in the following January. The board has decided to suspend dividend payments, including the final dividend for 31 December 2016, until the Company is generating sustainable free cash flow.

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
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone[1]	UK 0871 664 0300[2]
Others +44 20 8639 3399
Payment of dividends overseas
Telephone[1]	+44 20 8639 3405
Email	ips@capita.co.uk

1	Lines open 9.00am to 5.30pm UK time, Monday to Friday (excluding public holidays).

2	Calls cost 12 pence per minute plus your phone company’s access charge. Calls outside the United Kingdom will be charged at the applicable International rate.

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

If you think that you have been approached by an unauthorised organisation, you are advised to contact the Financial Conduct Authority’s consumer helpline on +44 (0)800 111 6768 or email consumer.queries@fca.org.uk.

196	Amec Foster Wheeler Annual report and accounts 2016

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

Amec Foster Wheeler Annual report and accounts 2016	197

Other information continued

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

Since the Company’s ADSs were first issued in November 2014, a fee of $0.01 per ADS has been levied on the 2014 and 2015 dividends paid during 2015 and 2016 respectively, and on the 2016 interim dividend that was paid in January 2017.

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

On 2 November 2016, the Company received approximately US$300,000 (approximately £250,657) from the Depositary by way of reimbursement of costs incurred during the second year of the ADR programme. The reimbursement in 2015, in respect of the first year of the ADR programme, which commenced on 2 October 2014 amounted to US$1.79m (approximately £1.2m). The payment reduced in line with the overall size and level of activity of the ADR programme.

Share capital

As permitted by English law, the Company has no authorised share capital. The Company’s share capital may be increased, consolidated or sub-divided by ordinary resolution at a general meeting of the Company.

As at 10 April 2017, the Company’s issued share capital was £196,565,906.50 divided into 393,131,813 ordinary shares of 50 pence each. Of this number, 3,158,310 ordinary shares were registered as treasury shares, leaving a balance of 389,973,503 ordinary shares with voting rights.

All of the Company’s ordinary shares are fully paid or were issued as fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of those shares.

198	Amec Foster Wheeler Annual report and accounts 2016

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

As at 10 April 2017, there were 4,515,854 share options outstanding under the Company’s UK and International SAYE schemes and 6,486,075 shares reserved for share awards under the Company’s share-based compensation plans (in relation to which 791,482 shares were held in the Company’s Employee Share Trust). Under the terms of the Trust Deed discretion is given to the Trustee to vote or abstain from voting shares in the Employee Share Trust as it sees fit.

The Articles authorise the Company to purchase its own shares. A resolution passed at the Company’s Annual General Meeting on 27 April 2016 provided the directors with the authority to purchase up 38,997,350 of the Company’s ordinary shares in the market, such authority to expire at the end of the Company’s next AGM or 1 June 2017, whichever is earlier. A resolution will be proposed at the Company’s AGM in June 2017 to extend the authority of the directors to make market purchases of up to 10% of the Company’s ordinary shares within prescribed limits. The Company may repurchase shares only if the shares are fully paid and out of distributable profits or the proceeds of a new issue of shares made for the purpose of the repurchase. The UKLA requires that purchase of 15% or more of any class of the Company’s share capital must be by way of a tender offer to all shareholders of that class.

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

As at 10 April 2017, the Company’s total market capitalisation was approximately £2.2bn and it was a constituent of The Financial Times Stock Exchange 250 Index (FTSE 250).

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

Share price history

For the periods indicated in the tables below, the highest and lowest middle market quotation for the Company’s ordinary shares on the London Stock Exchange and the highest and lowest sales price of its ADSs on the NYSE were as follows:

	£ per ordinary share		US$ per ADS
Year ended 31 December	High	Low	High	Low
2012	11.72	9.23	n/a	n/a
2013	12.07	9.66	n/a	n/a
2014	12.62	7.89	16.97	14.47
2015	10.03	3.80	14.83	5.72
2016	6.31	3.22	7.82	4.57

Source: Factset

	£per ordinary share		US$ per ADS
Quarter	High	Low	High	Low
2015
First quarter	10.03	7.75	14.83	11.75
Second quarter	9.89	8.16	14.75	12.74
Third quarter	8.60	6.86	13.29	10.49
Fourth quarter	8.44	3.80	12.75	5.72
2016
First quarter	5.13	3.22	7.33	4.57
Second quarter	5.20	3.53	7.53	5.34
Third quarter	5.96	4.14	7.82	5.35
Fourth quarter	6.31	3.96	7.70	4.96
2017
First quarter	6.01	4.24	6.78	5.31
Second quarter[1]	5.72	5.28	7.07	6.51

Source: Factset

	£per ordinary share		US$ per ADS
Month	High	Low	High	Low
September 2016	5.96	5.27	7.82	6.85
October 2016	6.31	4.37	7.70	5.38
November 2016	4.58	3.96	5.68	4.96
December 2016	4.79	4.32	5.87	5.47
January 2017	5.06	4.42	6.10	5.51
February 2017	4.77	4.24	5.92	5.34
March 2017	6.01	4.31	6.78	5.31
April 2017[1]	5.72	5.28	7.07	6.51

Source: Factset

1 Up to and including 10 April 2017.

Amec Foster Wheeler Annual report and accounts 2016	199

Other information continued

Shareholdings

As at 10 April 2017, 9,796,771 ADSs equivalent to 2.5% of the number of the Company’s ordinary shares in issue were outstanding and were held by 1,252 registered holders.

As at 10 April 2017, 138,332 ordinary shares were held by 344 registered holders with a registered address in the US. Since certain of the ordinary shares were registered in the names of nominees, the number of shareholders with a registered address in the US may not be representative of the number of beneficial owners of ordinary shares who are resident in the US.

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

On the basis of notifications received under the Disclosure and Transparency Rules (DTR 5) and other notifications received by the Company from shareholders, shareholdings of 3% or more of the voting rights in the Company were as follows:

	Percentage of voting rights held
As at 31 December	2016	2015	2014	2013
Artisan Partners
Limited Partnership	n/a	n/a	n/a	5.20%
Mondrian Investment
Partners Limited	5.28%	5.28%	5.28%	5.15%
BlackRock, Inc.	5.01%	5.63%	5.01%	n/a
Franklin Templeton
Institutional, LLC	9.96%	5.05%	n/a	n/a

Since 31 December 2016, pursuant to DTR 5, the following notifications were received by the Company:

►	Franklin Templeton Institutional, LLC notified their interest in 10.03% of the voting rights 9 February 2017 and that their interest had fallen to 9.97% of the voting rights on 24 March 2017.

►	BlackRock, Inc. notified that their interest had fallen below 5% of the voting rights on 27 February 2017, that their interest reached 5.02% of the voting rights on 6 March 2017 and that their interest had fallen below 5% of the voting rights on 20 March 2017.

►	On 23 March 2017, Artisan Partners Limited Partnership notified their interest in 10.2% of the voting rights.

Otherwise, there were no notifications received under DTR 5 between 31 December 2016 and 10 April 2017. The shareholding percentages reflect the Company’s issued share capital at the time of the notifications.

Each of the Company’s ordinary shares, including those held by major shareholders, carries equal voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled.

Purchase of ordinary shares

During 2016, the Company did not purchase any of its own shares in the market and no purchases of the Company’s shares were made by trustees of the Company’s employee share schemes.

Options and awards made under the Company’s employee share schemes that were exercised or vested during 2016 were satisfied by the trustee of the relevant scheme. No shares were transferred out of treasury because no Sharesave options were exercised. Details of the Company’s employee share schemes are set out in note 22 to the consolidated financial statements.

Articles of Association

We summarise below certain provisions of the Articles and applicable English law. The summary is qualified in its entirety by reference to the Companies Act 2006 and the Articles. Please refer to documents on display on page 209 for information on where copies of the Articles can be obtained.

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

Under the Articles, there are no age limits relating to a person’s qualification to hold office as a director.

200	Amec Foster Wheeler Annual report and accounts 2016

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

On a show of hands, each shareholder who is present in person at the meeting has one vote regardless of the number of shares held.

Amec Foster Wheeler Annual report and accounts 2016	201

Other information continued

On a poll, every shareholder who is present in person or by proxy has one vote for each ordinary share held by him. A poll may be demanded by the following:

►	the chairman of the meeting; or

►	not less than three members present or by proxy entitled to vote; or

►	a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

►	member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

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

Pre-emption rights can be disapplied by a special resolution passed by shareholders at a general meeting. Such a resolution was passed at the Company’s 2016 annual general meeting on 27 April 2016 and provides the directors with the authority to allot equity securities or grant rights to subscribe for or to convert any security to shares up to a nominal amount of £64,345,628, of which up to £19,498,675 could be allotted for cash without offering the shares to existing shareholders, such authority to expire at the end of the Company’s next AGM thereafter or 1 June 2017, if earlier. Resolutions will be proposed at the Company’s forthcoming AGM to extend this authority to the end of the AGM in 2018 or 2 June 2018, whichever is earlier.

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

202	Amec Foster Wheeler Annual report and accounts 2016

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

Under the DTRs, ‘persons discharging managerial responsibilities’ (primarily directors and some senior executives) and their connected persons are required to notify the Company in writing of the occurrence of all transactions conducted on their own account in the Company’s shares, or derivatives or any other financial instruments relating to those shares no later than close of UK business on the business day after the day on which the transaction occurred.

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

Material contracts

During the last two years, the Group entered into the following material contracts (other than contracts entered into in the ordinary course of business):

Agreements with Amec Foster Wheeler directors

Each of our executive directors has a service agreement and each non-executive Director has a letter of appointment. Amec Foster Wheeler entered into letters of appointment with Bob Card and Roy Franklin regarding their appointments as non-executive directors of Amec Foster Wheeler plc effective 1 March 2017 and 1 January 2016, respectively. A modification, in the form of a side letter, was made to Ian McHoul’s service agreement reflecting the remuneration arrangements that applied during his appointment as interim CEO from 17 January 2016 to 1 June 2016. In addition, Amec Foster Wheeler entered into a service agreement with Jon Lewis in respect of his appointment as Chief Executive Officer effective 1 June 2016. A contract of employment governed the employment relationship between the Company and Jon Lewis from 18 May 2016 to 31 May 2016, during which time he undertook preparatory work prior to assuming executive office.

Credit facility agreement

In March 2016, the Group cancelled its $2,260m credit facility agreement (as amended and restated) with Bank of America Merrill Lynch International Limited as facility agent and Bank of America Merrill Lynch International Limited, Bank of Tokyo Mitsubishi UFJ, Ltd., Barclays Bank PLC and The Royal Bank of Scotland plc as original lenders together with the £377m revolving credit facility (as amended and restated) dated July 2012. These were replaced with a £650m term loan with a 3-year maturity, a £650m term loan with a 5-year maturity and a five-year £400m revolving credit facility (as amended) dated 1 March 2016, between, amongst others, the Company and Bank of America Merrill Lynch International Limited as facility agent. Further details of the terms and conditions of the credit facility agreement are set out in note 19 to the consolidated financial statements.

Amec Foster Wheeler Annual report and accounts 2016	203

Other information continued

Agreement to sell core boiler business within GPG

On 2 March 2017, the Company signed an agreement to sell the Global Power Group’s core boiler business to Sumitomo Heavy Industries, Ltd for £137m. The sale is conditional on customary regulatory approvals in certain jurisdictions and is expected to complete during the second quarter of 2017. As part of this transaction, the Group’s North American aftermarket services business is being retained.

The Group’s core boiler business designs, manufactures and installs circulating fluidised bed boilers which burn a variety of fuels in an efficient and environmentally friendly manner and are employed in power generation plants.

Exchange controls and other limitations affecting security holders

There are currently no UK government laws, decrees or regulations that restrict or affect the export or import of capital or that affect the payment of dividends, interest or other payments to non-UK resident holders of the Company’s securities, except for certain restrictions imposed from time to time against the government or residents of certain countries subject to EU economic sanctions or those sanctions adopted by the UK government which implement resolutions of the Security Council of the United Nations.

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

This section does not consider the provisions of the US Internal Revenue Code of 1986, as amended (the ‘IRC’) known as the Medicare Contribution tax or the alternative minimum tax and does not address state, local, foreign or other US federal tax laws (such as the estate or gift tax). In addition, this section does not address the tax consequences for holders subject to other special rules, such as:

►	financial institutions

►	insurance companies

►	dealers and traders in securities who use a mark-to-market method of tax accounting

►	persons holding ordinary shares or ADSs as part of a straddle, conversion or other integrated transaction or wash sale or persons entering into a constructive sale with respect to the ordinary shares or ADSs

►	persons whose functional currency for US federal income tax purposes is not the US dollar

►	entities or arrangements classified as partnerships for US federal income tax purposes

►	persons who hold ordinary shares or ADSs in individual retirement accounts or other tax-deferred accounts

►	persons who have ceased to be US citizens or lawful permanent residents of the US

►	tax-exempt organisations

►	persons who acquired the ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise in connection with employment; or

►	persons who, directly, indirectly, or by attribution own 10% or more of the Company’s voting stock

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

204	Amec Foster Wheeler Annual report and accounts 2016

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

Amec Foster Wheeler Annual report and accounts 2016	205

Other information continued

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

PFIC status

Management believes that the Company was not a PFIC for US federal income tax purposes for its taxable year ended 31 December 2016. Management reviews the Company’s PFIC status annually and it is subject to change.

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

206	Amec Foster Wheeler Annual report and accounts 2016

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

Amec Foster Wheeler Annual report and accounts 2016	207

Other information continued

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

Foreign currency translation

For the periods indicated in the tables below, the average exchange rate between sterling and the US dollar, calculated by using the average of the exchange rates at the close of business in London on the last trading day of each month in the period, were as follows:

Year ended 31 December	£1=US$
2012	1.59
2013	1.57
2014	1.65
2015	1.52
2016	1.36

For the periods indicated in the table below, the high and low exchange rate between sterling and the US dollar were as follows:

	£1=US$
Month	High	Low
September 2016	1.3437	1.2967
October 2016	1.2841	1.2117
November 2016	1.2599	1.2241
December 2016	1.2732	1.2224
January 2017	1.2630	1.2043
February 2017	1.2652	1.2380
March 2017	1.2553	1.2152
April 2017[1]	1.2486	1.2372

1 Up to and including 10 April 2017.

At the close of business in London on 10 April 2017, the sterling/US dollar exchange rate was £1=US$1.2410.

Historic dividend per share

Year ended 31 December	£	US$
2011	30.5p	[47.4c]
2012	36.5p	[59.3c]
2013	42.0p	[69.6c]
2014	43.3p	[67.5c]
2015	29.0p	[42.7c]

The dividend disclosed in cents were calculated at the following year end exchange rates:

31 December 2015 – 1.4739

31 December 2014 – 1.5593

31 December 2013 – 1.6563

31 December 2012 – 1.6255

31 December 2011 – 1.5541

This represents an estimate and no representation can be made that the dividend could have been converted into US dollars at this rate, and as a result these figures have been included in square brackets in the table above.

Recommended All-Share Offer from John Wood Group

In March 2017, John Wood Group announced a recommended all-share offer for the entire share capital of the Company. Under the terms of the offer, each shareholder of the Company will receive 0.75 new John Wood Group shares for every one share held, valuing each share in the Company at approximately £5.64 (representing a premium of approximately 28.7% to the prior 30 trading day volume weighted average price).

Significant differences between corporate governance practices and NYSE listing standards

Background

Our corporate governance practices are designed to be compliant with the principles and provisions specified by the UK Corporate Governance Code. Our statement of compliance with the principles and provisions of the Code is set out on page 46.

We have also adopted the corporate governance requirements of the US Sarbanes-Oxley Act of 2002 and related listing standards of the NYSE, to the extent that they are applicable to a foreign private issuer. We disclose below the significant differences between our corporate governance practices and those that are required of US companies that are listed on the NYSE.

208	Amec Foster Wheeler Annual report and accounts 2016

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

Compliance certification

NYSE rules require that the Chief Executive Officer of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any of the NYSE’s corporate governance listing standards. As the Company is a foreign private issuer, the Chief Executive Officer is not required to make this certification. However, the Chief Executive Officer is required to notify the NYSE promptly in writing if any of the Company’s executive officers become aware of any non-compliance with those NYSE corporate governance listing standards that are applicable to the Company.

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

You may also access information submitted by the Company to the SEC through the SEC’s website, www.sec.gov.

Amec Foster Wheeler Annual report and accounts 2016	209

Cross reference to Form 20-F

Item	Form 20–F caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	n/a
2	Offer statistics and expected timetable	Not applicable	n/a
3	Key information
	A – Selected financial data	Five-year record	222
		Other information	197-209
		Performance highlights	1
	B – Capitalisation and indebtedness	Not applicable	n/a
	C – Reasons for the Offer and Use of Proceeds	Not applicable	n/a
	D – Risk Factors	Risk factors	177-187
4	Information on the Company
	A – History and development of the Company	History and development	176
		Note 25 – Acquisitions and disposals	160-163
		Other information – Recommended all-share offer from John Wood Group	208
	B – Business overview	Amec Foster Wheeler at a glance	2-5
		Financial review	34-45
		Our business model	6-7
		Principal risks and uncertainties	28-32
		Risk factors	177-187
	C – Organisational structure	Related undertakings	212-221
	D – Property, plant and equipment	Financial review – Property, plant and equipment	42
4A	Unresolved staff comments	None
5	Operating and financial review and prospects
	A – Operating results	Financial review	34-45
		Note 2 – Segmental analysis of continuing operations	122-123
		Principal risks and uncertainties – Principal business and strategic risks	29-31
		Note 19 – Capital and financial risk management	146-150
	B – Liquidity and capital resources	Financial review – Liquidity and capital resources	40
		Note 19 – Capital and financial risk management	146-150
		Note 23 – Analysis of net debt	158
		Note 29 – Post balance sheet events	166
	C – Research and development, patents, licences etc	Financial review – Research and development	42
	D – Trend information	Our markets	14-15
		Chief Executive Officer’s statement – Outlook	11
		Financial review	34-45
		Performance measures – order book	190
	E – Off-balance sheet arrangements	Financial review – Off-balance sheet arrangements	45
	F – Tabular disclosure of contractual obligations	Note 26 – Commitments	163-164
		Financial review – Post-retirement benefits	42
		Financial review	34-45
	G – Safe harbor	Forward-looking statements	224
	H – Non-GAAP financial measures	Performance measures	188-190
6	Directors, senior management and employees
	A – Directors and senior management	Our board of directors	47-49
		Our Executive committee	61-62
	B – Compensation	Directors’ remuneration report	74-88
	C – Board practices	Our board of directors	47-49
		Directors’ remuneration report – Remuneration policy	83-88
		Audit committee	65-69
		Remuneration committee	72-73
	D – Employees	Note 6 – Staff costs and employee numbers – continuing operations	127
	E – Share ownership	Directors’ remuneration report	74-88
		Note 22 – Share capital and reserves – Share-based payments	155-157
7	Major shareholders and related party transactions
	A – Major shareholders	Directors’ report – Major interest in shares	91
		Other information – Shareholdings	200
	B – Related party transactions	Note 28 – Related party transactions	165-166
	C – Interests of experts and counsel	Not applicable	n/a

210	Amec Foster Wheeler Annual report and accounts 2016

Item	Form 20–F caption	Location in this document	Page
8	Financial information
	A – Consolidated financial statements and other	Consolidated financial statements	104-166
	financial information	Report of independent registered public accounting firm	103
	– Legal proceedings	Note 21 – Provisions	151-154
		Note 27 – Contingent liabilities	164-165
	– Dividends	Note 22 – Share capital and reserves – Dividends	157
	B – Significant changes	Note 29 – Post balance sheet events	166
9	The offer and listing
	A – Offer and listing details	Other information – Share price history	199
	B – Plan of distribution	Not applicable	n/a
	C – Markets	Other information – Markets	199
	D – Selling shareholders	Not applicable	n/a
	E – Dilution	Not applicable	n/a
	F – Expenses of the issue	Not applicable	n/a
10	Additional information
	A – Share capital	Not applicable	n/a
	B – Memorandum and articles of association	History and development	176
		Other information – Articles of Association	200-203
	C – Material contracts	Other information – Material contracts	203-204
	D – Exchange controls	Other information – Exchange controls and other limitations affecting security holders	204
	E – Taxation	Other information – Taxation information for US Holders	205-208
	F – Dividends and paying agents	Not applicable	n/a
	G – Statement by experts	Not applicable	n/a
	H – Documents on display	Other information – Documents on display	209
	I – Subsidiary information	Not applicable	n/a
11	Quantitative and qualitative disclosures about market risk	Note 19 – Capital and financial risk management	146-150
12	Description of securities other than equity securities
	A – Debt securities	Not applicable	n/a
	B – Warrants and rights	Not applicable	n/a
	C – Other securities	Not applicable	n/a
	D – American depositary shares	Other information – American Depositary Shares	197-198
13	Defaults, dividend arrearages and delinquencies	Not applicable	n/a
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	n/a
15	Controls and procedures	Accountability – Risk management and internal control systems	64
		Report of independent public accounting firm on internal control over financial reporting	102
16A	Audit committee financial expert	Audit committee – Members	66
16B	Code of ethics	Leadership and effectiveness – Board role and responsibilities	51
16C	Principal accountant fees and services	Audit committee – External audit	68-69
16D	Exemptions from the listing standards for audit committees	Not applicable	n/a
16E	Purchase of equity securities	Other information – Purchase of ordinary shares	200
16F	Change in registrant’s certifying accountant	Not applicable	n/a
16G	Corporate governance	Other information – Significant differences between corporate governance practices and NYSE listing standards	208-209
16H	Mine safety disclosure	Not applicable	n/a
17	Financial statements	Report of independent registered public accounting firm on internal control over financial reporting	102
		Note 1 – Significant accounting policies	112-121
18	Financial statements	Consolidated financial statements	104-166
19	Exhibits	Filed with the SEC

Amec Foster Wheeler Annual report and accounts 2016	211

Related undertakings
as at 31 December 2016

We set out below details of all the Company’s subsidiaries, joint ventures and associates. Except where indicated, all subsidiaries listed below are wholly owned and carry on their activities principally in their countries of incorporation. Except where marked with an asterisk†, the Company’s shareholdings are held indirectly through subsidiaries and the shares are held in the form of ordinary shares or common stock, except where indicated otherwise. All of the active subsidiaries are included in the consolidation. Decisions made in the joint ventures concerning operating and financial policies essential to the activities and performance of the company are made in accordance with the relevant joint venture agreement.

Subsidiaries

Name	% interest		Address
Argentina
AGRA Argentina S.A.	100		25 de Mayo 596, piso 8º, C1002ABL, Buenos Aires, Argentina
Foster Wheeler E&C Argentina S.A.	100		Paraguay 1866, Buenos Aires, Argentina
Australia
AMEC Australia Finance Company Pty Ltd	100	(#)(xviii)	Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
AMEC Australia Finance No. 2 Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
AMEC Australia Treasury Company Pty Ltd	100		407 Royal Parade, Parkville, VIC, 3052, Australia
AMEC Australia Treasury LP	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Amec Foster Wheeler Australia Holding Company Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Amec Foster Wheeler Australia Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Amec Foster Wheeler Engineering Holdings Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Amec Foster Wheeler Engineering Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Amec Foster Wheeler Environment & Infrastructure Pty Ltd	100	(x)(xii)	Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Amec Foster Wheeler Zektin Architecture Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Amec Foster Wheeler Zektin Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
AMEC Minproc Projects (New Zealand) Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
AMEC Zektin Group Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Aquenta Consulting Pty Ltd	100	(#)(xii)	Level 10, 67 Albert Avenue, Chatswood, NSW, 2067, Australia
Burman Griffiths Holdings Pty Ltd	100		Level 10, 67 Albert Avenue, Chatswood, NSW, 2067, Australia
Burman Griffiths Pty Ltd	100		Level 10, 67 Albert Avenue, Chatswood, NSW, 2067, Australia
Foster Wheeler (QLD) Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Foster Wheeler (WA) Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Geosafe Australia Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Global Carbon Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRA Technology Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Asia Holdings Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Asia Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Developments Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD ESAP Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Investments Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD New Zealand Pty Ltd	100	(#)(xviii)	Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Normet Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Oil & Gas Pty Ltd	100	(vii)	Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Renewables Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
GRD Waste Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
KEC International Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Kirfield Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Macraes New Zealand Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Minproc Engineers Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Minproc Group Superannuation Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Minproc Overseas Projects Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Minproc Projects (Ghana) Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Minproc Technology Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Octagon International Properties Pty Ltd	100	(vii)	Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Qedi Completions & Commissioning Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Rider Hunt International (WA) Pty Ltd	100		Level 10, 67 Albert Avenue, Chatswood, NSW, 2067, Australia
S2V Consulting Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
South Shore Nominees Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Terra Nova Technologies Australia Pty Ltd	100		Level 7, 197 St Georges Terrace, Perth, WA, 6000, Australia
Azerbaijan
AMEC Limited Liability Company	100		AZ1010, Baku City Sabail District, Nizami 90A, Azerbaijan
Bahamas
Montreal Engineering (Overseas) Limited	100		c/o 2020 Winston Park Drive, Suite 700, Oakville, Ontario, L6H 6X7, Canada
Bermuda
AMEC (Bermuda) Limited	100		Canon’s Court, 22 Victoria Street, (PO Box HM 1179), Hamilton, HM EX, Bermuda
Atlantic Services Limited	100		Canon’s Court, 22 Victoria Street, (PO Box HM 1179), Hamilton, HM EX, Bermuda
Foster Wheeler Holdings Ltd.	100	(#)(xviii)	Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda
Foster Wheeler Ltd.	100		Clarendon House, 2 Church Street, Hamilton, HM-11, Bermuda
FW European E & C Ltd.	100		Clarendon House, 2 Church Street, Hamilton, HM-11, Bermuda
FW Management Operations, Ltd.	100		Clarendon House, 2 Church Street, Hamilton, HM-11, Bermuda
York Jersey Liability Ltd.	100		Clarendon House, 2 Church Street, Hamilton, HM-11, Bermuda

212	Amec Foster Wheeler Annual report and accounts 2016

Name	% interest		Address
Brazil
AMEC do Brasil Participações Ltda	100	(xvii)	Rua Quitanda 50, 15th floor, Centro, Rio de Janeiro, CEP 20011-030, Brazil
Amec Foster Wheeler America Latina, Ltda.	100		Centro Empresarial Ribeirao Office Tower, Av. Braz Olaia Acosta, 727 - 18 andar - Sl. 1810, Cep. 14026-404 - Jd. California, Ribeirao Preto, Sao Paulo, Brazil
Amec Foster Wheeler Brasil S.A.	100		Rua Quitanda 50, 15th floor, Centro, Rio de Janeiro, CEP 20011-030, Brazil
AMEC Petroleo e Gas Limitada	100	(xvii)	Rua Quitanda 50, 15th floor, Centro, Rio de Janeiro, CEP 20011-030, Brazil
AMEC Projetos e Consultoria Ltda	100		Rua Professor Moraes No. 476, Loja 5, Sobreloja, Bairro Funcionarios, Belo Horizonte, Minas Gerais, 30150-370, Brazil
British Virgin Islands
MDM Engineering Group Limited	100		Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands
Brunei Darussalam
Amec Foster Wheeler (B) SDN BHD	99		Unit No.s 406A-410A, Wisma Jaya, Jalan Pemancha, Bandar Seri Begawan BS8811, Brunei Darussalam
Bulgaria
AMEC Minproc Bulgaria EOOD	100		7th Floor, 9-11 Maria Louisa Blvd, Vazrazhdane District, Sofia 1301, Bulgaria
Cameroon
Amec Foster Wheeler Cameroun SARL	100		Cap Limboh, Limbe, BP1280, Cameroon
Canada
418750 Alberta Inc.	100		900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
AFW Canada Investments Limited	100		Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C5, Canada
AFW Canadian Holdco Inc.	100		Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C5, Canada
AMEC BDR Limited	100	(vii)(viii)	900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
AMEC Canada Finance ULC	100		111, Dunsmuir St., Vancouver, BC, V6B 5W3, Canada
AMEC Canada Holdings Inc.	100	(vii)(viii)	Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C5, Canada
AMEC Earth & Environmental Limited	100	(#)(vii)	801, 900, 6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
Amec Foster Wheeler Americas Limited	100	(#)(vii) (viii)	2020 Winston Park Drive, Suite 700, Oakville, ON, L6H 6X7, Canada
Amec Foster Wheeler Canada Ltd.	100	(vii)	4945 Richard Road SW, Westmount Corporate Campus, Building 1, Suite 200, Calgary, AB, T3E 6L1, Canada
Amec Foster Wheeler Inc.	100	(viii)	2020 Winston Park Drive, Suite 700, Oakville, ON, L6H 6X7, Canada
Amec Foster Wheeler NCL Limited	100		700 University Avenue, 4th floor, Toronto, ON, M5G 1X6, Canada
AMEC Geomatics Limited	49	(vii)	900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
	100	(viii)
AMEC Infrastructure Limited	100		900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
AMEC NSS Limited	100		700 University Avenue, 4th floor, Toronto, ON, M5G 1X6, Canada
AMEC South America Limited	100	(vii)	2020 Winston Park Drive, Suite 700, Oakville, ON, L6H 6X7, Canada
Campro AGRA Limited	100		900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
CK Temple Holdings Ltd.	100	(vii)(ix) (xi)	900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
Howe AGRA Limited	100		900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
MASA Ventures Limited	100		900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
QEDI Commissioning and Completions (Canada) Limited	100		Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C5, Canada
Rider Hunt International (Alberta) Inc.	100	(#)(xvi)	900 AMEC Place, 801-6th Avenue S.W., Calgary, AB, T2P 3W3, Canada
Cayman Islands
FW Chile Holdings Ltd.	100		Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, George Town, KY1-1111, Cayman Islands
Chile
AMEC CADE Ingeniería y Desarrollo De Proyectos Limitada	100		Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
AMEC Chile Ingeniería y Construcción Limitada	100		Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Amec Foster Wheeler International Ingenieria y Construcción Limitada	100		Av. Apoquindo 3846, piso 15, Las Condes, Santiago, 7550123, Chile
Amec Foster Wheeler Talcahuano, Operaciónes y Mantenciones Limitada	100		Camino A Ramuntcho 3230, Sector 4 Esquinas, Talcahuano, Chile
Foster Wheeler Chile, S.A.	100		Av. Apoquindo 3486, 7° piso, Las Condes, Santiago, Chile
Terra Nova Technologies Chile Limitada	100		Av. Apoquindo 3846, piso 15, Las Condes, Santiago, 7550123, Chile
China
Amec Foster Wheeler Energy Management (Shanghai) Company Limited	100		8th Floor, UC Tower, 500 Fu Shan Road, Pudong New Area, Shanghai, China
Amec Foster Wheeler Engineering & Construction Design (Shanghai) Co., Ltd.	100		Room 401, Floor 4, No, 120 Qixia Road, Pudong New Area, Shanghai, China
Amec Foster Wheeler Engineering & Consulting (Shanghai) Co., Ltd	100		Room 204, Building 1, No. 1287, Shangcheng Road, Pudong New District, Shanghai, China
Amec Foster Wheeler International Trading (Shanghai) Company Limited	100		Wai Gao Qiao Free Trade Zone, Pudong New Area, Shanghai, PR China
Colombia
Amec Foster Wheeler Colombia SAS	100		Calle 110 No. 9-25, Offices 515 and 516, Bogotá, Colombia
Cyprus
AMEC Overseas (Cyprus) Limited	100		1, Lampousas Street, 1095 Nicosia, Cyprus
Czech Republic
Amec Foster Wheeler Nuclear Czech Republic, a.s.	100		Krenova 58, Brno, 60200, Czech Republic
Amec Foster Wheeler s.r.o.	100		Krenova 58, Brno, 60200, Czech Republic
Democratic Republic of the Congo
MDM Engineering SPRL	100		32 Avenue 3Z, Commune de Kasuku, Ville de Kindu, Democratic Republic of Congo

Amec Foster Wheeler Annual report and accounts 2016	213

Related undertakings continued
As at 31 December 2016

Name	% interest		Address
Egypt
Foster Wheeler Petroleum Services S.A.E.	100		Al-Amerya General Free Zone, Alexandria, Egypt
England & Wales
AFW E&C Holdings Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AFW Finance 2 Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AFW Finance 3 Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AFW Hungary Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AFW Investments 2 Limited	100	(#)(xvi)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AFW Investments Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC (AGL) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC (BCS) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC (F.C.G.) Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC (MH1992) Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC (MHL) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC (WSL) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC BKW Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Bravo Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Building Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Canada Limited(*)	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Capital Projects Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Civil Engineering Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Construction Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Design and Management Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Engineering Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Executive Pensions Trustee Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Facilities Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Focus Pensions Trustee Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler (Holdings) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Earth and Environmental (UK) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Energy Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Environment & Infrastructure UK Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Finance Asia Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Finance Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Group Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler International Holdings Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler International Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Nuclear Holdings Limited	100	(vii)(viii) (ix)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Nuclear International Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Nuclear UK Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amec Foster Wheeler Property and Overseas Investments Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Global Renewables UK Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Hedge Co 1 Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Infrastructure Services Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Investments Europe Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Kazakhstan Holdings Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Manufacturing and Services Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Mechanical and Electrical Services Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Mining Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Minproc UK Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Nominees Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Nuclear M & O Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Nuclear Overseas Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Nuclear Projects Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Offshore Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Offshore Services Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Process and Energy International Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Process and Energy Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Project Investments Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Services Limited†	100	(#)(xvi)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Spareco (12) Limited	100	(#)(xvi)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Spareco (14) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Staff Pensions Trustee Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Trustees Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC USA Finance Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC USA Holdings Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC USA Limited	100	(#)(xvi)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Utilities Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
AMEC Wind Developments Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Amplemark Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England

214	Amec Foster Wheeler Annual report and accounts 2016

Name	% interest		Address
Applied Environmental Research Centre Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Ard Ghaoth Wind Farm Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Atlantis Hedge Co 1 Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Atlantis Hedge Co 2 Limited†	100	(#)(vi)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Attric Ltd	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Auld Clay Wind Farm Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Business Consultancy Group Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Castlecary Wind Farm Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Energy, Safety and Risk Consultants (UK) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Entec Holdings Limited	100	(#)(vii) (viii) (ix)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Entec Investments Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler (G.B.) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler (London) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler (Process Plants) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler E&C Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler Environmental (UK) Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler Europe	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler Management Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler Petroleum Development Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Foster Wheeler World Services Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
FW Chile Holdings 2 Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
FW Investments Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Hilton Wind Farm Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
IDC Property Investments Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
MDM UK Finance Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Metal and Pipeline Endurance Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
National Nuclear Corporation Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Press Construction Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Primat Recruitment Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Process Industries Agency Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Process Plants Suppliers Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Rider Hunt International Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Sandiway Solutions (No 3) Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Sigma 2 AFW Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Sigma Financial Facilities Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Specialist Equipment Solutions Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
The IDC Group Limited†	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Tray (UK) Limited	100	(#)(xvi)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Tray Field Services Limited	100		Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
William Ellis (Etchingham) Limited†	100	(#)(xvi)	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Finland
Amec Foster Wheeler Energia Oy	100		Metsänneidonkuja 8, P.O.Box 7, Espoo, 02130, Finland
France
Amec Foster Wheeler France S.A.	100		92 Quai De Bercy, 75012 Paris, France
Amec Foster Wheeler Nuclear France SAS	100		Immeuble Horizon Sainte Victoire, Bâtiment A, 970 rue René Descartes, 13857 Aix-en-Provence cedex 3, France
Germany
Amec Foster Wheeler E & I GmbH	100		Solmsstrabe 2-22, Frankfurt/Main, 60486, Germany
Amec Foster Wheeler Energie GmbH	100		Peterstrasse 120, Krefeld, 47798, Germany
Bauunternehmung Kittelberger GmbH	100		Von-Miller-Strasse 13, 67661 Kaiserslautern, Germany
KIG Immobilien Beteiligungsgesellschaft mbH	100		Ferdinand-Lassalle-Strasse 1, 04109 Leipzig, Germany
KIG Immobiliengesellschaft mbH & Co. KG	100		Ferdinand-Lassalle-Strasse 1, 04109 Leipzig, Germany
Ghana
Amec Foster Wheeler & BBS Limited	80		No 4 Momotsa Avenue, Behind All Saints Anglican Church, Adabraka, Accra, Ghana
Amec Foster Wheeler Operations Ghana Limited	100		3rd Floor Teachers Hall Complex, Education Loop, Off Barnes Road, PO Box 1632, Accra, Ghana
Gibraltar
Foster Wheeler (Gibraltar) Holdings Limited	100	(#)(xviii)	Suite 1, Burns House, 19 Town Range, Gibraltar
Greece
Foster Wheeler Hellas Engineering and Construction Societe Anonyme	100		21 Elvetias Street, (First Floor), Agia Paraskevi, 153 42, Greece
Guatemala
AMEC Guatemala Engineering and Consulting, Sociedad Anonima	99.96		Consortium-Rodriguez, Archila, Castellanos, Solares & Aguilar, S.C., Guatemala
Guernsey
AMEC Operations Limited	100		22 Havilland Street, St Peter Port, GY1 2QB, Guernsey
Hong Kong
AMEC Asia Pacific Limited	99		5008, 50th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
AMEC Engineering Limited	100		5008, 50th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
Amec Foster Wheeler Power Group Asia Limited	100		Level 2, Neich Tower, 128 Gloucester Road, Wan Chai, Hong Kong

Amec Foster Wheeler Annual report and accounts 2016	215

Related undertakings continued
As at 31 December 2016

Name	% interest		Address
Hungary
FW Hungary Licensing Limited Liability Company	100		Krisztina korut 2-4. I. em. 17, Budapest, 1122, Hungary
India
Amec Foster Wheeler India Private Limited	100		6th Floor, Zenith Building, Ascendas IT Park, CSIR Road, Taramani, Chennai 600 113, India

Indonesia
PT AGRA Monenco	100		c/o 2020 Winston Park Drive, Suite 700, Oakville, Ontario, L6H 6X7, Canada
PT Amec Foster Wheeler Indonesia	84.62	(vii)	Perkantoran Pulo mas Blok VII No. 2, Jl Perintis Kemerdekaan, Pulo Gadung, Jakarta, Timur, Indonesia
PT Foster Wheeler O&G Indonesia	90		Perkantoran Pulo mas Blok VII No.2, Jl. Perintis Kemerdekaan, Pulo Gadung, Jakarta Timur 13260, Indonesia
PT Simons International Indonesia	100		c/o 2020 Winston Park Drive, Suite 700, Oakville, Ontario, L6H 6X7, Canada
Iraq
Touchstone General Contracting, Engineering Consultancy and Project Management LLC	100		Flat no. 23A, 3rd Floor, near Kahramana Square Anbar Building, District no. 903, Hay Al Karada, Baghdad, Iraq
Italy
Amec Foster Wheeler Global E&C S.r.l.	100		Via S. Caboto 15, Corsico, 20094, Italy
Amec Foster Wheeler Italiana S.r.l.	100		Via S. Caboto 15, Corsico, 20094, Italy
Amec Foster Wheeler Power S.r.l.	100	(xvii)	Via S. Caboto 15, Corsico, 20094, Italy
FW TURNA S.r.l.	100		Via S. Caboto 15, Corsico, 20094, Italy
Jamaica
Monenco Jamaica Limited(*)	100		c/o 2020 Winston Park Drive, Suite 700, Oakville, Ontario, L6H 6X7, Canada
Japan
Amec Foster Wheeler Asia K.K.	100		Shiba International Law Offices, 1-3-4-5F Atago, Minatoku, Tokyo, 105-0002, Japan
Jersey
AMEC Canada Investments Company Limited	100		95/97 Halkett Place, St Helier, JE1 1BX, Jersey
AMEC Nuclear Consultants International Limited	100		95/97 Halkett Place, St Helier, JE1 1BX, Jersey
Kazakhstan
AMEC Limited Liability Partnership	100		78A Azattyk Avenue, Atyrau, 060005, Kazakhstan
Foster Wheeler Kazakhstan LLP	100		App. 27, h. 64, Bostandykskiy district, Abaya Ave., Almaty City, Kazakhstan
QED International (Kazakhstan) Limited Liability Partnership	100		78, “A” Azattyk avenue, Atyrau 060005, Kazakhstan
Korea
AMEC Korea Limited	100		KT Building 11F, 14 Yeouidaero, Youngdeungpo-gu, Seoul 07320, Korea
Kuwait
AMEC Kuwait Project Management and Contracting Company W.L.L.	49		2nd Floor, Al Mutawa Building, Ahmed Al Jaber Street, Sharq, Kuwait City
Liberia
Amec Foster Wheeler Liberia Inc	100		King Plaza, 2nd-4th Floors, Broad Street, Monrovia 10, Liberia
Luxembourg
AFW Luxembourg 1 S.a.r.l	100		5, rue Guillaume Kroll, L-1882, Luxembourg
AFW Luxembourg 2 S.a.r.l	100		5, rue Guillaume Kroll, L-1882, Luxembourg
Financial Services S.à r.l.	100		5, rue Guillaume Kroll, L-1882, Luxembourg
FW Europe Financial Holdings S.à r.l.	100		5, rue Guillaume Kroll, L-1882, Luxembourg
FW Holdings S.à r.l.	100		5, rue Guillaume Kroll, L-1882, Luxembourg
FW Investment Holdings S.à r.l.	100	(#)(viii)	5, rue Guillaume Kroll, L-1882, Luxembourg
Malaysia
AMEC (Malaysia) Sdn Bhd	100		Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1, Leboh Ampang, Kuala Lumpur, 50100, Malaysia
Amec Foster Wheeler OPE Sdn. Bhd.	100	(#)(xviii)	12th Floor, West Block, Wisma Selangor Dredging, 142-C Jalan Ampang, Kuala Lumpur, 50450, Malaysia
AMEC Holdings (Malaysia) Sdn Bhd	100		12th Floor, West Block, Wisma Selangor Dredging, 142-C Jalan Ampang, Kuala Lumpur, 50450, Malaysia
AMEC Oil Gas and Process Sdn Bhd	100		Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1, Leboh Ampang, Kuala Lumpur, 50100, Malaysia
AMEC Process & Energy Sdn Bhd	100		Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1, Leboh Ampang, Kuala Lumpur, 50100, Malaysia
Foster Wheeler (Malaysia) Sdn. Bhd.	100	(vii) (viii)	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1, Leboh Ampang, Kuala Lumpur, 50100, Malaysia
Foster Wheeler E&C (Malaysia) Sdn. Bhd.	70		Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1, Leboh Ampang, Kuala Lumpur, 50100, Malaysia
Rider Hunt International (Malaysia) Sdn Bhd	100		Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, Kuala Lumpur, 50490, Malaysia
Mauritius
MDM Engineering Investments Ltd	100		1st Floor, Felix House, 24 Dr Joseph Street, Port Louis, Mauritius
MDM Engineering Projects Ltd	100		1st Floor, Felix House, 24 Dr Joseph Street, Port Louis, Mauritius
P.E. Consultants, Inc.	100	(vii) (viii)	St James Court-Suite 308, St Denis Street, Port Louis, Mauritius
QED International Ltd	100		C/o Appleby Management (Mauritius) Ltd, 11th Floor, Medine Mews, La Chaussée Street, Port Louis, Mauritius
Mexico
AGRA Ambiental S.A. de C.V.	100	(viii)	c/o 2020 Winston Park Drive, Suite 700, Oakville, Ontario, L6H 6X7, Canada
Amec Foster Wheeler Energia Mexico S. de R.L. de C.V.	100	(vii)	Av. Vasconcelos 453, Colonia del Valle 66220 Nuevo Leon, Monterrey (Estados Unidos de México), Mexico

216	Amec Foster Wheeler Annual report and accounts 2016

Name	% interest		Address
Amec Foster Wheeler Mexico, S.A. de C.V.	100	(ii)(iii) (iv)(v)	c/o Carlos Salazar, 2333 Oriente, Col. Obrera, Monterrrey, Nuevo Leon, 64010, Mexico
AYMEC de Mexico S.A. de C.V.	100	(xiii)(xiv)	453 Planta Alta Del Valle, San Pedro Garza Garcia, Nuevo Leon 66220, Mexico
Exergy Engineering Services, S.A. de C.V.	100		David Alfaro Siqueiros 104 piso 2, Col. Valle Oriente, San Pedro Garza Garcia, Nuevo Leon, CP. 66269, Mexico
Exergy Engineering, S.A. de C.V.	100		David Alfaro Siqueiros 104 piso 2, Col. Valle Oriente, San Pedro Garza Garcia, Nuevo Leon, CP. 66269, Mexico
Foster Wheeler Constructors de Mexico S. de R.L. de C.V.	100		699 15th Street, 6th Avenue, Agua Prieta, Sonora, Mexico
Global Mining Projects and Engineering, S.A. de C.V.	100		Calle Coronado 124, Zona centro, Chihuahau, Chihuahua, 31000, Mexico
MACTEC Mexico S.A. de C.V.	100		Sanchez-Mejorada, Velasco y Ribe, Paseo de la Reforma 450, Lomas de Chapultepec, 11000 Mexico
Mongolia
AMEC LLC	100		Suite 403, 4th Floor New Century Plaza, Chinggis Avenue, Sukhbaatar District, Ulaanbaatar, Mongolia
Mozambique
Amec Foster Wheeler Mozambique Limitada	100	(xvii)	Maputo Cidade, Distrito Urbano 1, Bairro Sommerschield II, Av. Julius Nyerere, nº 3412, Maputo, Mozambique
Netherlands
AMEC GRD SA B.V.	100		Prins Bernhardplein 200, 1097 JB, Amsterdam, Netherlands
AMEC Holland B.V.	100		Prins Bernhardplein 200, 1097 JB, Amsterdam, Netherlands
AMEC International Investments B.V.	100		Meander 251, Arnhem, 6825 MC, Netherlands
AMEC Investments B.V.	100		Prins Bernhardplein 200, 1097 JB, Amsterdam, Netherlands
Foster Wheeler Continental B.V.	100		Naritaweg 165, 1043 BW Amsterdam, Netherlands
Foster Wheeler Europe B.V.	100		Naritaweg 165, 1043 BW Amsterdam, Netherlands
FW Energie B.V.	100		Naritaweg 165, 1043 BW Amsterdam, Netherlands
FW Europe B.V.	100		Naritaweg 165, 1043 BW Amsterdam, Netherlands
PI Group B.V.	100		Parallelweg 124 - 05, Beverwijk, 1948 NN, Netherlands
PI TMC B.V.	100		Parallelweg 124 - 05, Beverwijk, 1948 NN, Netherlands
New Zealand
AMEC New Zealand Limited	100		c/o KPMG, 18 Viaduct Harbour Avenue, Maritime Square, Auckland, New Zealand
Aquenta Consulting (NZ) Limited	100		22 Customs Street, Auckland Central, Auckland, 1010, New Zealand
Nicaragua
MACTEC Engineering and Consulting, Sociedad Anonima (Nicaragua)(*)	98		Consortium – Taboada & Asociados, Del Hospital Militar, 1 Cuadra al Lago, Managua, Nicaragua
Nigeria
AMEC Contractors (W/A) Limited	100		13A AJ Marinho Drive, Victoria Island, Lagos, Nigeria
AMEC King Wilkinson (Nigeria) Limited	100		No 3, Hospital Road, PO Box 9289, Lagos, Nigeria
AMEC Offshore (Nigeria) Limited	75		18th Floor, Western House, 8/10 Broad Street, Lagos, Nigeria
Foster Wheeler (Nigeria) Limited	100		1 Murtala Muhammed Drive, (Formerly Bank Road), Ikoyi, Lagos, Nigeria
Foster Wheeler Environmental Company Nigeria Limited	87		c/o Nwokedi & Co., 21 Ajasa Street, Onikan, Nigeria
Monenco Nigeria Limited	60		Ebani House (Marina side), 62 Marina, Lagos, Nigeria
Peru
Amec Foster Wheeler (Perú) S.A.	100		Calle Las Begonias 441, Piso 8, San Isidro, Lima, 27, Peru
Philippines
Foster Wheeler (Philippines) Corporation	100		7/F PDCP Bank Centre,Herrera St., Corner Alfaro St., Salcedo Village, Makati City, Philippines
Puerto Rico
AMEC E&E Caribe, LLP	98		14th Floor, 250 Munoz Rivera Avenue, American International Plaza, San Juan, 00918, Puerto Rico
Poland
Amec Foster Wheeler Consulting Poland Sp. z o.o.	100		Ul.Chmielna 85/87, Warsaw, 00-805, Poland
Amec Foster Wheeler Energia Polska Sp. z o.o.	100		Ul.Chmielna 85/87, Warsaw, 00-805, Poland
Amec Foster Wheeler Energy Fakop Sp. z o.o.	22.7	(xiv)	Ul. Staszica 31, Sosnowiec, 41-200, Poland
	50	(xv)
	63.56	(xiii)
Romania
AMEC Environment & Infrastructure SRL	100		2 Monumentului Street, 2nd Floor, Apt 6, 2nd District, Code 020689, Bucharest, Romania
Amec Foster Wheeler Nuclear RO SRL	100		Str. Grigore Alexandrescu 59, Etaj 2 (second floor), Sector 1, Bucharest, Romania
AMEC Operations S.R.L	100		Rooms 1 and 2, 2nd Floor, No. 59 Strada Grigore Alexandrescu, Sector 1, Bucharest 010623, Romania
Russian Federation
AMEC Eurasia Limited	100		Novy Arbat, 11 bld., 1 Moscow, Russian Federation
OOO Amec Foster Wheeler	100	(xvii)	Office E-100, Park Place, 113/1, Leninsky Prospekt, 117198, Moscow, Russian Federation
OOO Foster Wheeler Energia	100		c/o ZAO Konsu M, Sadovnicheskaya naberezhnaya, 79, Moscow, 115035, Russian Federation
Scotland
AMEC Construction Scotland Limited†	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
AMEC Offshore Developments Limited†	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Ingen Holdings Limited	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland

Amec Foster Wheeler Annual report and accounts 2016	217

Related undertakings continued
As at 31 December 2016

Name	% interest		Address
Ingen-Ideas Limited	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
James Scott Engineering Group Limited†	100	(#)(i)	Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
James Scott Limited	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Performance Improvements (PI) Group Limited	100	(vii)(ix)	Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Performance Improvements (PI) Limited	100	(vii)(ix)	Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
PI Energy & Emissions Limited	100	(vii)(viii)	Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
PI Gas Turbines Limited	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
QED International (UK) Limited	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Scopus Engineering Holdings Ltd	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Scopus Engineering Limited	100		Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Scopus Group (Holdings) Limited	100	(vii)(viii) (ix)	Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Singapore
Amec Foster Wheeler Asia Pacific Pte. Ltd.	100		One Marina Boulevard #28-00, 018989, Singapore
AMEC Global Resources Pte Limited	100	(vii)(viii) (ix)	991E Alexandra Road, #01 - 25, 119973, Singapore
AMEC Global Services Pte Ltd.	100		991E Alexandra Road, #01 - 25, 119973, Singapore
Foster Wheeler Eastern Private Limited	100		1 Marina Boulevard, #28-00, 018989, Singapore
OPE O&G Asia Pacific Pte. Ltd.	100		1 Marina Boulevard, #28-00, 018989, Singapore
Rider Hunt International (Singapore) Pte Limited	100		24 Raffles Place, #24-03 Clifford Centre, 048621, Singapore
Simons Pacific Services Pte Ltd.	100		#27-01 Millenia Tower, 1 Temasek Ave, 039192, Singapore
Slovakia
Amec Foster Wheeler Nuclear Slovakia s.r.o.	100		Piestanska 3, Trnava, 917 01, Slovakia
South Africa
Amec Foster Wheeler Properties (Pty) Limited	100	(#)(viii)	Second Road, Halfway House, P. O. Box 76, Midrand 1685, South Africa
Amec Foster Wheeler South Africa (PTY) Limited	70	(vii)	Second Road, Halfway House, P. O. Box 76, Midrand 1685, South Africa
AMEC Minproc (Proprietary) Limited	100		2 Eglin Road, Sunninghill, 2157, South Africa
MDM Technical Africa (Pty) Ltd	100	(vii)	Zeelie Office Park, 381 Ontdekkers Road, Floida Park Ext 3, Roodepoort, 1709, South Africa
Mossel Bay Energy IPP (proprietary) Limited (RF)	90		Second Road, Halfway House, P. O. Box 76, Midrand 1685, South Africa
Nuclear Consultants International (Proprietary) Limited	84.9		Nr 5, 5th Ave, Melkbos Strand, Cape Town, 7441, South Africa
Spain
Amec Foster Wheeler Energia, S.L.U.	100		Calle Gabriel Garcia Marquez, no 2, Parque Empresarial Madrid, 28232 Las Rozas, Madrid, Spain
Amec Foster Wheeler Iberia S.L.U.	100		Calle Gabriel Garcia Marquez, no 2, Parque Empresarial Madrid,
			28232 Las Rozas, Madrid, Spain
Conequip, S.A.	100		Calle Gabriel Garcia Marquez, no 2, Parque Empresarial Madrid,
			28232 Las Rozas, Madrid, Spain
Sweden
Amec Foster Wheeler Energi Aktiebolag	100		Box 6071 (Lindövägen 75), Norrkoping, 600 06, Sweden
Switzerland
A-FW International Investments GmbH	100	(xvii)	c/o Intertrust Services (Schweiz) AG, Alpenstrasse 15, 6300, Zug, Zug, Switzerland
Amec Foster Wheeler Engineering AG	100		Lohweg 6, 4054 Basel, Switzerland
Foster Wheeler Management AG	100		Rue Philippe-Plantamour 18-20, c/o Intertrust (Suisse) SA, 1201 Geneve, Switzerland
FW Financial Holdings GmbH	100		c/o BDS Consulting AG, Vordergrasse 3, Schaffhausen, 8200, Switzerland
Tanzania
MDM Projects-Tanzania Limited	100		11th Floor, PPF Towers, Gardens Avenue / Ohio Street, Dar es Salaam,
			Tanzania
Thailand
Amec Foster Wheeler Service (Thailand) Limited	100		No. 689 Bhiraj Tower at EmQuartier, 20th Floor, Sukhumvit Road, Khwaeng Klongton Nuea, Khet Wattana, Bangkok, 10110, Thailand
Foster Wheeler (Thailand) Limited	100		53 Talaythong Tower, 1st Floor, Moo 9, Sukhumvit Road, Tambol Tungsukhla, Amphur Sriracha, Chonburi, 20230, Thailand
SIE Siam Limited	100		91/17 Soi Wattananivet 4, Suthisarnvinijchai Road, Khwaeng Samsennok, Khet Huaykwang, Bangkok Metropolis, Thailand
Simons International Engineering Ltd.	100		91/17 Soi Wattananivet 4, Suthisarnvinijchai Road, Khwaeng Samsennok, Khet Huaykwang, Bangkok Metropolis, Thailand
Turkey
Amec Foster Wheeler Bimas Birlesik Insaat ve Muhendislik A.S.	100		Sari Kanarya Sok. 22, Yolbulan Plaza No. 22 B Blok K 8-9-10, Kozyatagi Istanbul, 81090, Turkey
United Arab Emirates
AMEC Growth Regions Support FZ LLC	100		41st Floor, Business Central Towers, Dubai, UAE
Attric International FZ LLE	100		Fujairah Tower, Fujairah, Creative City – Media Free Zone, UAE
QED International FZ LLC	100		Knowledge Village, Alsufouh Road, Dubai, UAE
United States
4900 Singleton, L.P.	100		400 North St. Paul, Dallas, TX, 75201, USA
AGRA Foundations, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AGRA Holdings, Inc.	100		701 S. Carson Street, Suite 200, Carson City, NV, 89701, USA
AMEC Architectural, Inc.	100		511 Congress Street, Ste. 200, Portland, ME, 04101, USA
AMEC Civil, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AMEC Construction Management, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AMEC Developments, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AMEC Earth & Environmental LLP	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA

218	Amec Foster Wheeler Annual report and accounts 2016

Name	% interest		Address
AMEC Engineering and Consulting of Michigan, Inc.	100		46850 Magellan, Suite 190, Novi, MI, 48377, USA
Amec Foster Wheeler AES, Inc.	100		208, 1855, South LaSalle Street, Chicago, Cook, IL, 60604, USA
Amec Foster Wheeler Arabia Ltd.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler Constructors, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler E&C Services, Inc.	100		1979 Lakeside Parkway, Suite 400, Tucker, GA, 30084, USA
Amec Foster Wheeler Environment & Infrastructure, Inc.	100	(#)(xvi)	701 S. Carson Street, Suite 200, Carson City, NV, 89701, USA
Amec Foster Wheeler Industrial Power Company, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler Kamtech, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler Martinez, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler North America Corp.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler Oil & Gas, Inc.	100	(vii) (xvi)	1999 Bryan Street, Ste. 900, Dallas, TX, 75201-3136, USA
Amec Foster Wheeler Power and Environmental Equipment Company, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler Power Systems, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler Programs, Inc.	100		2475 Northwinds Parkway, #200-260, Alpharetta, GA, 30009, USA
Amec Foster Wheeler USA Corporation	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Amec Foster Wheeler Ventures, Inc.	100		1200, South Pine Island Road, Plantation, FL, 33324, USA
AMEC Holdings, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AMEC Industrial Programs, LLC	100		1105 Lakewood Parkway, Suite 300, Alpharetta, GA, 30009, USA
AMEC Massachusetts, Inc.	100		Suite 700, 155 Federal Street, Boston, MA, 02110, USA
AMEC Michigan, Inc.	100		40600 Ann Arbor Road E, Suite 201, Plymouth, MI, 48170-4675, USA
AMEC Newco LLC	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AMEC North Carolina, Inc.	100		225, Hillsborough Street, Raleigh, NC, 27603, USA
AMEC Oil & Gas World Services, Inc.	100		1999 Bryan Street, Ste. 900, Dallas, TX, 75201-3136, USA
AMEC USA HOLDCO LLC	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AMEC USA Holdings, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
AMEC USA Investments LLC	100	(#)(xvi)	Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Barsotti’s Inc.	100		Perryville Corporate Park, 53 Frontage Road, PO Box 9000, Hampton, NJ, 08827-90000, USA
Camden County Energy Recovery Corp.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Energia Holdings, LLC	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Equipment Consultants, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Andes, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Asia Limited	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Avon, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Development Corporation	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Energy Corporation	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Energy Manufacturing, Inc.	100		Perryville Corporate Park, 53 Frontage Road, PO Box 9000, Hampton, NJ, 08827-90000, USA
Foster Wheeler Environmental Corporation	100		1999 Bryan Street, Ste. 900, Dallas, TX, 75201-3136, USA
Foster Wheeler Finance LLC	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Hydrox, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Intercontinental Corporation	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler International Corporation	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler LLC	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Maintenance, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Operations, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Real Estate Development Corp.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Realty Services, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Santiago, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler US Power Group Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Foster Wheeler Zack, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
FWPS Specialty Products, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Graf-Wulff US Corp.	100		Perryville Corporate Park, 53 Frontage Road, Hampton, NJ, 08827-9000, USA
King Wilkinson, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
MACTEC Architectural Services, Inc.	100		1105 Lakewood Parkway, Suite 300, Alpharetta, GA, 30009, USA
MACTEC Constructors, Inc.	100		1105 Lakewood Parkway, Suite 300, Alpharetta, GA, 30009, USA
MACTEC Consulting, LLC	100		1105 Lakewood Parkway, Suite 300, Alpharetta, GA, 30009, USA
MACTEC E&C International, Inc.	100		1105 Lakewood Parkway, Suite 300, Alpharetta, GA, 30009, USA
MACTEC E&C, LLC	100		1675 Broadway, Suite 1200, Denver, CO, 80202, USA
MACTEC Environmental Consultants, Inc.	100		1105 Lakewood Parkway, Suite 300, Alpharetta, GA, 30009, USA
Martinez Cogen Limited Partnership	99		Perryville Corporate Park, 53 Frontage Road, Hampton, NJ, 08827-9000, USA
MASA Ventures, Inc.	100		1675, 1200, Broadway, Denver, CO, 80202, USA
MDIC Inc.	100		2730, Suite 100, Gateway Oaks Drive, Sacramento, Sacramento, CA, 95833, USA
NexDSS, Inc.	100		1075 Big Shanty Rd NW, Ste. 100, Kennesaw, GA, 30144, USA
Operations Analysis, Inc.	100		300 East Pine Street, Seattle, WA, 98122, USA
Perryville Corporate Park Condominium Association, Inc.	66.66		Corporation Service Company, 830 Bear Tavern Road, West Trenton, Mercer, NJ, 08628, USA
Process Consultants, Inc.	100		Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
QED International LLC	100		1999 Bryan Street, Ste. 900, Dallas, TX, 75201-3136, USA
Rider Hunt International (USA) Inc.	100		1999 Bryan Street, Ste. 900, Dallas, TX, 75201-3136, USA

Amec Foster Wheeler Annual report and accounts 2016	219

Related undertakings continued
As at 31 December 2016

Name	% interest	Address
Sehold, Inc.	100	1979 Lakeside Parkway, Suite 400, Tucker, GA, 30084, USA
Simons-Eastern Consultants, Inc.	100	1201 Peachtree Street NE, Atlanta, GA, 30361, USA
Terra Nova Technologies, Inc.	100	818 West Seventh Street, Ste. 930, Los Angeles, CA, 90017, USA
Thelco Co.	100	Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Tray, Inc.	100	Corporation Trust Center, 1209 Orange Street, Wilmington, DE, 19801, USA
Venezuela
Amec Foster Wheeler Venezuela, C.A.	100	Avenida Francisco de Miranda, Torre Cavendes, Piso 9, Ofic 903, Caracas, Venezuela
Vietnam
Amec Foster Wheeler Power Vietnam Limited Liability Company	100	Suite 706-708, Central Building, 31 Hai Ba Trung, Trang Tien Ward, Hoan Kiem District, Hanoi, Vietnam
Joint ventures
Name	% interest	Address
Angola
Paragon Angola Engenharia e Serviços, Limitada	60	Largo do Pescador no 8, IIha de Luanda, Luanda, Angola
Australia
Clough AMEC Pty Ltd	50	Level 12, 58 Mounts Bay Road, Perth, 6000, Australia
Azerbaijan
Socar-Foster Wheeler Engineering LLC	35	88A Zardaby Avenue,Baku, Azerbaijan
Brazil
COPEL-AMEC S/C Ltda.(*)	47.5	Rua Carneiro Lobo, No. 468, conjuntos 1301 a 1303, Centro Empresarial Champs Elysees, Curitiba, State of Parana, Brazil
Canada
ABV Consultants Ltd.	50	Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5, Canada
AMEC Black & McDonald Limited	50	11 Frazee Avenue, Dartmouth, NS, B3B 1Z4, Canada
SSBV Consultants Inc.	33.33	1200 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3L6, Canada
Teshmont Consultants Inc.	50	1190 Waverley Street, Winnipeg, MB, R3T 0P4, Canada
Chile
CEJV Ingeniería y Construcción Limitada	50	Av. Isidora Goyenechea 2800, Floor 32, Las Condes, Santiago, 7550647, Chile
Consorcio AMEC CADE / PSI Consultores Limitada	50	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Consorcio Consultor Systra / Cade Idepe / Geoconsult Limitada	40	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Consorcio de Ingeniería Geoconsult Cade Idepe Limitada	50	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Consorcio de Ingeniería Systra Cade Idepe Limitada	50	Av. Jose Domingo, Canas No 2640, Nunoa, Santiago, 7750164, Chile
Consorcio TNT Vial y Vives D Chile Limitada	50	Ave. Santa Maria 2810, Providencia, Santiago, Chile
Construcciòn e Ingenierìa Chile FI Limitada	50	Avenida Andrés Bello 2711, Piso 22 - Comuna Las Condens, Santiago, Chile
Construcciòn e Ingenieria FIM Chile,Limitada	33.33	Avenida Santa Maria 2810, Comuna de Providencia, Santiago, Chile
China
Amec Foster Wheeler Power Machinery Company Limited	52	No.1, Fuhui Road, Xinhui District, Jiangmen City, Guangdong Province, China
Foster Wheeler (Hebei) Engineering Design Co., Ltd.	49	CEFOC Information Mansion, Zhongshan West Road No. 356, Shijiazhuang, China
SZPE Amec Foster Wheeler Engineering Co., Ltd	50	No. 143 Jinyi Road, Jinshan District, Shanghai, 200540, China
England & Wales
ACM Health Solutions Limited	33.33	Carillion House, 84 Salop Street, Wolverhampton, WV3 0SR, England
F. & N.E. Limited	50	Croft Road, Crossflatts, Bingley, West Yorkshire, BD16 2UA, England
F. & N.E. (1990) Limited	50	Croft Road, Crossflatts, Bingley, West Yorkshire, BD16 2UA, England
Fast Reactor Technology Limited	51	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
GENII Engineering & Technology Training Limited	20	Unit 1 Joseph Noble Road, Lillyhall Industrial Estate, Lillyhall, Workington, Cumbria, CA14 4JX, England
Nuclear Management Partners Limited	36	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Nucleus Training Limited	20	Unit 1 Joseph Noble Road, Lillyhall Industrial Estate, Lillyhall, Workington, Cumbria, CA14 4JX, England
PWR Power Projects Limited	50	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
Road Management Services (A13) Holdings Limited	25	Carillion House, 84 Salop Street, Wolverhampton, WV3 0SR, England
Road Management Services (A13) plc	25	Carillion House, 84 Salop Street, Wolverhampton, WV3 0SR, England
South Kensington Developments Limited	50	Portland House, Bickenhill Lane, Solihull, Birmingham, B37 7BQ, England
UK Nuclear Restoration Limited	50	Booths Park, Chelford Road, Knutsford, Cheshire, WA16 8QZ, England
France
Momentum SNC	33.33	70 Boulevard de Courcelles, 75017 Paris, France
India
Isgec Foster Wheeler Boilers Private Limited	49	Radaur Road, Yamunanagar 135001, Haryana, India
Italy
Centro Energia Ferrara S.r.l.	41.65	Via Andrea Doria 41/G, Roma, 00192, Italy
Centro Energia Teverola S.r.l.	41.65	Via Andrea Doria 41/G, Roma, 00192, Italy
Lomellina Energia S.r.l.	39.2	Vecchia Strada Vicinale per Vigevano, Parona, Pavia, 27020, Italy
MF Waste S.r.l.	49	Via XXV Aprile, 18, Rovato, 25038, Italy
Voreas S.r.l.	50	Via S. Caboto 15, Corsico, Milan, 20094, Italy
Korea
AMEC Partners Korea Limited	54	KT Building 11F, 14 Yeouidaero, Youngdeungpo-gu, Seoul 07320, Korea
Incheon Bridge Co. Ltd	23	3, Incheondaegyo Expressway, Jung-gu, Incheon, Korea

220	Amec Foster Wheeler Annual report and accounts 2016

Name	% interest	Address
Malaysia
AMEC Larastia Sdn. Bhd.	49	No.8.03, 8th Floor, Plaza First Nationwide, 161, Jalan Tun H.S.Lee, 50000 Kuala Lumpur, Malaysia
Mexico
AFWA DUBA Salina Cruz, S. de R.L. de C.V.	50	Carlos Salazar, #2333, Colonia Obrera, Monterrey, Nuevo Leon, Mexico
Netherlands
Runway Omega B.V.	50	Kosterijland 20, 3981 AJ, Bunnik, Netherlands
New Zealand
Beca AMEC Limited	50	Ground Floor, Beca House, 21 Pitt Street, Auckland, 1010, New Zealand
Oman
Amec Foster Wheeler Engineering Consultancy LLC	60	PO Box 1469, Postal Code 133, Al-Khuwair, Sultanate of Oman
Qatar
AMEC Black Cat LLC	49	5th Floor Al Aqaria Tower, Building No. 34, Museum Street, Old Salata Area, Street 970, Zone 18, P.O Box No. 24523 Doha, Qatar
Saudi Arabia
AMEC BKW Arabia Limited	50	Al Rushaid Petroleum Investment Co. Building, Prince Hamoud Street, PO Box 31685 – Al Khobar 31952, Saudi Arabia
Amec Foster Wheeler Energy and Partners Engineering Company	50	Karawan Towers, South Block, King Faisal Road, Al-Khobar, Saudi Arabia
King Wilkinson (Saudi Arabia) Limited	50	Kanoo Airline Centre Building, King Abdul Aziz Street, PO Box 1110, Al Khobar – 31952, Saudi Arabia
Scotland
Lewis Wind Power Holdings Limited	50	EDF Energy, GSO Business Park, East Kilbride, G74 5PG, Scotland
Northern Integrated Services Limited†	50	Ground Floor, 15 Justice Mill Lane, Aberdeen, Scotland, AB11 6EQ
OS Marine Access UK Ltd	50	Annan House, Palmerston Road, Aberdeen, AB11 5QP, Scotland
Sigma 3 (North Sea) Limited	33.33	Ground Floor, 15 Justice Mill Lane, Aberdeen, AB11 6EQ, Scotland
Stornoway Wind Farm Limited	50	EDF Energy, GSO Business Park, East Kilbride, G74 5PG, Scotland
Uisenis Power Limited	50	EDF Energy, GSO Business Park, East Kilbride, G74 5PG, Scotland
Singapore
AFWDEC Engineering and Construction Pte. Ltd.	50	1 Marina Boulevard, #28-00, One Marina Boulevard, 018989, Singapore
Clough AMEC SEA Pte Ltd.	50	991E Alexandra Road, #01-25, 119973, Singapore
Spain
Isolux Monenco Medio Ambiente S.A.	49	Calle Juan Bravo, 3-C, Madrid, 28006, Spain
United Arab Emirates
Foster Wheeler Kentz Energy Services DMCC	50	PO Box 26593, Unit 3601, Tiffany Tower, Cluster W, Jumeirah Lakes Towers, Dubai, UAE
Foster Wheeler Kentz Oil & Gas Services DMCC	50	Unit No: 2H-05-230 Jewellery & Gemplex 2, Plot No: DMCC-PH2-J&GPlexS Jewellery & Gemplex, Dubai, UAE
United States
AMEC – Merrick Joint Venture, LLC	60	Suite 100, 780 Vista Blvd., Sparks, NV, 89434, USA
AMEC – SAI Joint Venture, LLC	50	701 S. Carson Street, Suite 200, Carson City, NV, 89701, USA
Boldt AMEC LLC	40	2525 North Roemer Road, Appleton, WI, 54912, USA
Core Tech - Amec Foster Wheeler, LLC	50	Suite 180, 751 Arbor Way, Blue Bell, PA, 19422-1951, USA
FluorAMEC, LLC	49	2711 Centerville Rd., Suite 400, Wilmington, New Castle, DE, 19808, USA
FLUOR AMEC II, LLC	45	100 Fluor Daniel Drive, Greenville, SC, 29607-2770, USA
Nan - Amec Foster Wheeler, LLC	50	98-1238 Kaahumanu St., Suite 400, Pearl City, HI, 96782, USA
NorthEast Power Alliance, LLC	47	874 Walker Road, Suite C, Dover, Kent, DE, 19904, USA
Venezuela
OTEPI Foster Wheeler, S.A.	50	Zona Rental Universidad Metropolitana, Edificio Otepi, Terrazas del Avila, Caracas 1070, Edo Miranda, Venezuela
Associates
Name	% interest		Address
Canada
Teshmont Consultants LP	30		1190 Waverley Street, Winnipeg, MB, R3T 0P4, Canada
Teshmont GP Inc.	30		1190 Waverley Street, Winnipeg, MB, R3T 0P4, Canada
Iran
Foster Wheeler Adibi Engineering	45	(viii)	9th Floor Aluminumm Building, Avenue Shah, Tehran, Iran
Oman
AMEC Al Turki LLC	35		c/o Al Alawi, Mansoor Jamal & Co., Muscat International Centre, Mezzanine Floor, Muttrah Business District, P.O. Box 686 Ruwi, Oman

Notes

(i)	Cumulative Preference	(viii)	Class of B	(xv)	Group III
(ii)	Class I Series A	(ix)	Class of C	(xvi)	Preference
(iii)	Class I Series B	(x)	Class of D	(xvii)	Quotas
(iv)	Class II Series A1	(xi)	Class of E	(xviii)	Redeemable Preference/Redeemable
(v)	Class II Series B1	(xii)	Class of Z	(#)	Ordinary shares exist (in addition to other share classes)
(vi)	Class A, B, C, D, E, F, G Redeemable Preference shares	(xiii)	Group I	†	Directly held by Amec Foster Wheeler plc
(vii)	Class of A	(xiv)	Group II	(*)	In liquidation

Amec Foster Wheeler Annual report and accounts 2016	221

Five-year record (unaudited)

Consolidated income statement data
							Year ended 31 December
									Restated[1]
£m unless stated	2016		2015		2014		2013		2012
Continuing operations
Revenue	5,440		5,455		3,993		3,974		4,088
Adjusted profit before tax[2]	254		334		317		332		327
Exceptional items	(133)		(121)		(98)		(25)		(24)
Amortisation and impairment	(655)		(444)		(49)		(47)		(44)
Net asbestos-related income/(expense)	(4)		6		(9)		–		–
Share of tax of joint ventures	(4)		(10)		(6)		(5)		(5)
Profit before tax	(542)		(235)		155		255		254
Income tax	16		(18)		(49)		(69)		(47)
(Loss)/profit from continuing operations	(526)		(253)		106		186		207
Profit/(loss) from discontinued operations	12		(4)		(27)		(8)		2
(Loss)/profit for the year	(514)		(257)		79		178		209
(Loss)/earnings per ordinary share
Continuing operations:
– Basic	(138.9	)p	(66.1	)p	36.1	p	63.8	p	65.2	p
– Adjusted diluted[3]	50.4	p	67.7	p	79.5	p	87.2	p	78.6	p
Total operations:
– Basic	(135.6	)p	(67.2	)p	27.2	p	61.1	p	65.8	p
– Diluted	(135.6	)p	(67.2	)p	26.5	p	59.8	p	64.6	p
Dividends per ordinary share	7.4	p	29.0	p	43.3	p	42.0	p	36.5	p
Dividend cover[4]	6.8	x	2.3	x	1.8	x	2.1	x	2.2	x

Consolidated balance sheet data
	As at 31 December
					Restated[1]
£m unless stated	2016		2015		2014		2013		2012
Goodwill and other intangible assets	2,675		3,025		3,443		907		969
Other non-current assets	432		675		599		253		245
Current assets	2,164		1,872		2,023		1,224		1,304
Total assets	5,271		5,572		6,065		2,384		2,518
Current liabilities	(1,878)		(2,261)		(2,292)		(1,004)		(1,151)
Non-current liabilities	(2,368)		(1,703)		(1,777)		(256)		(284)
Net assets	1,025		1,608		1,996		1,124		1,083
Share capital	197		197		194		152		154
Other reserves	817		1,402		1,780		970		925
Equity attributable to holders of the parent	1,014		1,599		1,974		1,122		1,079
Non-controlling interests	11		9		22		2		4
Total equity	1,025		1,608		1,996		1,124		1,083
Number of ordinary shares in issue (millions)	393		393		389		304		308
Net working capital	(118)		(77)		(75)		99		54
Net (debt)/cash	(1,021)		(946)		(803)		121		99

1	The selected financial data set out above has been extracted from the consolidated financial statements for the relevant year prepared in accordance with IFRS except that the income statement data for 2012 has been restated to reflect the reclassification in 2013 of the UK conventional power business as a discontinued operation and the adoption of IAS 19 (Revised 2011) ‘Employee Benefits’. The 2014 balance sheet was restated following the completion of the fair value assessment on the carrying amounts of assets and liabilities recognised on the acquisition of Foster Wheeler.

2	Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets and assets held for sale, asbestos-related costs and interest expense (net of insurance recoveries), and the Group’s share of tax on the results of joint ventures.

3	Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the tax effect of those items, divided by the diluted number of ordinary shares.

4	Dividend cover represents the dividend per ordinary share as a multiple of adjusted diluted earnings per share from continuing operations.

222	Amec Foster Wheeler Annual report and accounts 2016

Glossary

ADSs	American Depositary Shares, evidenced by ADRs, the form in which the Company’s ordinary shares are traded on the NYSE
ADRs	American Depositary Receipts, issued in respect of ordinary shares deposited with State Street Bank & Trust Company, as custodian for the Depositary
AGM	Annual General Meeting of the Company’s shareholders
AMEC	used for convenience to refer to the Company and its subsidiaries prior to the acquisition of Foster Wheeler, unless the context requires otherwise
Amec Foster Wheeler	used for convenience to refer to the Company and its subsidiaries, unless the context requires otherwise
the Articles	the Company’s Articles of Association, which set out the Company’s constitution
Basis point	one hundredth of one percentage point
the board	the collective term for the executive and non-executive directors of the Company
CEO	Chief Executive Officer
CFO	Chief Financial Officer
the Code	the UK Corporate Governance Code issued by the FRC (formerly the Combined Code)
the Companies Act 2006	the Companies Act 2006 UK, as amended from time to time
the Company	Amec Foster Wheeler plc, formerly AMEC plc
the Depositary	Deutsche Bank Trust Company Americas, the Depositary for the Company’s ADR programme
Downstream	the refining or processing of crude oil into finished fuel products
the DRIP	the Dividend Re-Investment Plan operated by the Company
the DTRs	the Disclosure & Transparency Rules of the UKLA
E&C	Engineering & Construction
E&I	Environment & Infrastructure
EPC	Engineering, Procurement & Construction (conducted on a fixed price basis)
EPCM	Engineering, Procurement & Construction Management (conducted on a cost-reimbursable basis)
the EU	the European Union
Euro or €	the common currency used in the majority of the member countries of the EU
the FCA	the UK Financial Conduct Authority
Foster Wheeler	used for convenience to refer to Foster Wheeler AG and its subsidiaries, unless the context requires otherwise
the FRC	the UK Financial Reporting Council
GPG	the Global Power Group, one of the Group’s business units
the Group	the Company and its subsidiaries
HMRC	Her Majesty’s Revenue & Customs, the UK taxation authority
HVEC	High Value Execution Centre
the IASB	the International Accounting Standards Board
IFRS	International Financial Reporting Standards, comprising accounting standards issued by the IASB
the IRC	the US Internal Revenue Code of 1986, as amended
the IRS	the Internal Revenue Service, the US taxation authority
John Wood Group	John Wood Group PLC
LIBOR	London Interbank Offered Rate, a benchmark interest rate for instruments of the specified currency and maturity
NASDAQ	the National Association of Securities Dealers Automated Quotations
the NYSE	the New York Stock Exchange
a PFIC	a Passive Foreign Investment Company for US federal income tax purposes
Pound sterling, £, pence or p	the currency of the UK
SDRT	Stamp Duty Reserve Tax
the SEC	the US Securities and Exchange Commission
SOX	the US Sarbanes-Oxley Act of 2002
UK	the United Kingdom of Great Britain and Northern Ireland
UK GAAP	accounting practice generally accepted in the UK
UKLA	UK Listing Authority
Upstream	the exploration, production and transportation of oil and gas
US	the United States of America
US dollars, US $, cents or c	the currency of the US
US GAAP	accounting principles generally accepted in the US

Amec Foster Wheeler Annual report and accounts 2016	223

Forward-looking statements

This annual report contains a number of ‘forward-looking statements’ with respect to the Group’s financial condition, results of operations and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to:

►	our expectations regarding the Group’s financial and operating performance, including statements contained within the strategic report on pages 1 to 45 of this document, including the Outlook statement on page 45, and the performance of joint ventures and newly-acquired businesses

►	intentions and expectations regarding the contracts entered into by the Group or by third parties, including new services, such as the supply of consultancy, engineering and project management services

►	expectations regarding the global economy and the Group’s operating environment, including future market conditions and trends

►	revenue and growth expected from Amec Foster Wheeler’s business and its expectations with respect to long-term shareholder value growth

►	our ability to acquire new contracts, expected growth prospects and growth in our customer base generally

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as ‘will’, ‘anticipates’, ‘aims’, ‘could’, ‘may’, ‘should’, ‘expects’, ‘believes’, ‘intends’, ‘plans’ or ‘targets’ or similar expressions. By their nature, forward-looking statements are inherently predictive, speculative and involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results, performance and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

►	macro-economic developments in the markets and jurisdictions in which the Group operates, including fluctuations in exchange rates

►	changes in the prices of commodities and other materials which may impact demand for the Group’s services

►	the Group’s exposure to the risks associated with operating in developing markets

►	the ability to win new contracts
►	the failure to meet customer expectations on project delivery, which could result in damage to reputation and/or loss of repeat business and potentially lead to litigation

►	lump-sum contracts, which are subject to the risks associated with unanticipated modifications, technical problems and delays

►	the successful execution of the Group’s new strategy and implementation of its new organisational model

►	the inability to divest non-core businesses and assets in line with the Group’s disposal programme

►	the loss of senior management or difficulty in attracting and retaining appropriately skilled personnel

►	the failure to comply with health, safety and environmental laws

►	the failure or security breaches of its information technology systems and/or data security

A review of the reasons why actual results, performance and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading ‘Risk factors’ on pages 177 to 187 of this document. Accordingly, readers should not place undue reliance on forward-looking statements.

Any forward-looking statements in this annual report speak only as at the date of this annual report and both these and subsequent written or oral forward-looking statements attributable to the Group or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised and actual events or results may be materially different. Subject to compliance with applicable law and regulations, the Company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

224	Amec Foster Wheeler Annual report and accounts 2016

This report is printed using vegetable-based inks by CPI Colour, a carbon neutral registered printing company. CPI Colour is also certified to ISO 9001, ISO 14001, and holds the FSC® (Forest Stewardship Council®) Chain of Custody.

This report is printed on Olin Smooth Absolute White, a paper produced from 100% ECF (elemental chlorine free) wood pulps from well managed forests certified in accordance with the rules of the FSC®. The producing mill is certified to ISO 14001.

Designed and produced by Langsford +44 (0) 20 7378 1457 www.langsford.co.uk

Amec Foster Wheeler plc

Annual report and accounts 2016

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

Crédit Agricole Corporate and Investment Bank, Citigroup Global Markets Limited, Intesa Sanpaolo Banking Group (Represented by Intesa Sanpaolo S.P.A., London Branch and Intesa Sanpaolo Bank Luxembourg S.A.), Lloyds Bank plc and The Royal Bank of Scotland plc, as Original Mandated Lead Arrangers, and Bank of America Merrill Lynch International Limited, as Facility Agent (incorporated by reference to Exhibit 2.6 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 23 March 2016)

4.1	Implementation Agreement, dated 13 February 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.2	Letter Agreement, dated 28 March 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.3	Deed of Amendment, dated 28 May 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.4	Second Deed of Amendment, dated 2 October 2014, between AMEC plc and Foster Wheeler AG (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.5	Merger Agreement between A-FW International Investments GmbH, AMEC International Investments BV and Foster Wheeler AG, dated 8 December 2014 (incorporated by reference to Exhibit 10.29 to the Post-Effective Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 19 December 2014)

4.6	Rules of the AMEC Performance Share Plan, dated 5 May 2011 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.7	AMEC Group Management Team Bonus Plan Rules 2013, dated 13 February 2013 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.8	AMEC Group Management Team Bonus Plan Rules 2014, dated 5 March 2014 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.9	Foster Wheeler AG Omnibus Incentive Plan, Amended and Restated Effective as of 13 November 2014 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-200169), filed on 13 November 2014)

4.10	Form of Indemnification Agreement for directors of AMEC plc (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.11	Simon Naylor Letter of Indemnity, dated 11 January 2012 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.12	John Pearson Letter of Indemnity, dated 11 January 2012 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.13	Indemnification Agreement between Foster Wheeler Ltd. and Gary T. Nedelka, dated 6 January 2009 (incorporated by reference to Exhibit 4.13 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.14	Employment Agreement between AMEC plc and Samir Brikho, dated 25 April 2007 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.15	Employment Agreement between AMEC plc and Ian McHoul, dated 2 July 2008 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.16	Employment Agreement between AMEC plc and Simon Naylor, dated 20 December 2012 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.17	Employment Agreement between AMEC plc and John Pearson, dated 11 July 2006 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.18	Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 1 June 2009 (incorporated by reference to Exhibit 4.18 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.19	First Amendment to the Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 1 January 2011 (incorporated by reference to Exhibit 4.19 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.20	Second Amendment to the Employment Agreement between Foster Wheeler Asia Pacific Pte. Ltd. and Roberto Penno, effective as of 11 November 2013 (incorporated by reference to Exhibit 4.20 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.21	Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 6 January 2009 (incorporated by reference to Exhibit 4.21 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.22	First Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 21 December 2009 (incorporated by reference to Exhibit 4.22 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.23	Second Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 30 August 2010 (incorporated by reference to Exhibit 4.23 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.24	Third Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated 12 April 2011 (incorporated by reference to Exhibit 4.24 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.25	Fourth Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, effective 1 January 2013 (incorporated by reference to Exhibit 4.25 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 14 April 2015)

4.26	J. Kent Masters Letter of Appointment, dated 2 October 2014 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.27	Stephanie Newby Letter of Appointment, dated 2 October 2014 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.28	Coordination and Settlement Agreement between AMEC plc and J. Kent Masters, dated 2 October 2014 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.29	Mandate Agreement between AMEC plc and J. Kent Masters, dated 2 October 2014 (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.30	Mandate Agreement between AMEC plc and Stephanie Newby, dated 2 October 2014 (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (File No. 333-199116), filed on 2 October 2014)

4.31	Roy Franklin Letter of Appointment, dated 25 September 2015 (incorporated by reference to Exhibit 4.31 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 23 March 2016)

4.32	Side Letter, dated 9 February 2016, to Employment Agreement between AMEC plc and Ian McHoul, dated 2 July 2008 (incorporated by reference to Exhibit 4.32 to Amec Foster Wheeler plc Form 20-F (File No. 001-36723) filed on 23 March 2016)

4.33	Jonathan Lewis Service Agreement, dated 26 April 2016

4.34	Bob Card Letter of Appointment, dated 31 January 2017

4.35	Share Sale Agreement, relating to the companies comprising the CFB Business, dated 2 March 2017

8.1	Subsidiaries of Amec Foster Wheeler plc (incorporated by reference to the section of Amec Foster Wheeler plc’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 titled “Related undertakings”)

12.1	Certification of Jonathan Lewis filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of Ian McHoul filed pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Jonathan Lewis and Ian McHoul furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (such certifications are not deemed filed for purpose of Section 18 of the Securities Exchange Act of 1934 and not incorporated by reference to any filing under the Securities Act)

15.1	Consent of Ernst & Young LLP, independent registered public accounting firm to Amec Foster Wheeler plc

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

AMEC FOSTER WHEELER PLC

/s/ ALISON YAPP
Alison Yapp
Chief General Counsel & Company Secretary

London, England

28 April 2017